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Follow-Up Materials

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REGISTRANT'S NAME UniCredit

*CURRENT ADDRESS

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JUN 23 2005
THOMSON FINANCIAL

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**NEW ADDRESS

FILE NO. 82- 3185 FISCAL YEAR 12-31-04

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UniCredit

File No. 82 - 3185


SEC MAIL
PROCESSING
RECEIVED
JUN 2 1 2005
WASH, D.C.
SECTION

Messrs.
UNITED STATES SECURITY AND EXCHANGE COMMISSION
FILING DESK
450 Fifth St. N.W. Judiciary Plaza
20549 Washington, D.C. U.S.A.

Milan, June 16th , 2005

Re: Rule 12g3-2 (b) "Home Country Information" exemption

Dear Sirs,

We are pleased to send you enclosed a copy of the English edition of our 2004 Annual Report and Account.

With kindest regards, we remain,

Yours faithfully,

UniCredito Italiano
Direzione Centrale

Affari Societari e Legale
leo

UniCredito Italiano S.p.A.

Via San Protaso, 3
20121 Milano MI
Tel. 02.88621
e-mail info@unicredit.it

Reports and Accounts 2004

UniCredit

Reports and Accounts 2004

UniCredito Italiano Group
Consolidated Report and Accounts

UniCredito Italiano SpA
Report and Accounts

These Accounts are a translation of the Italian originals; please note that the translation has been made solely for the convenience of international readers.

UniCredito Italiano
Italian Joint Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: €3,168,354,641.50 fully paid in

BOARD OF DIRECTORS, BOARD OF AUDITORS AND EXTERNAL AUDITORS

as at 14 March 2005

BOARD OF DIRECTORS

Carlo Salvatori *	**Chairman**
Eugenio Caponi * (with vicarious duties) Franco Bellei * Fabrizio Palenzona *	**Deputy Chairmen**
Alessandro Profumo **	**Managing Director/CEO**
Roberto Bertazzoni ** Vincenzo Calandra Buonaura Mario Cattaneo Philippe Citerne Ambrogio Dalla Rovere Giovanni Desiderio Guidalberto di Canossa Francesco Giacomin ** Piero Gnudi Mario Greco ** Luigi Maramotti Gianfranco Negri-Clementi Carlo Pesenti ** Giovanni Vaccarino Anthony Wyand	**Directors**
Marco Fantazzini	**Company Secretary**

BOARD OF AUDITORS

Gian Luigi Francardo	**Chairman**
Giorgio Loli Aldo Milanese Vincenzo Nicastro Roberto Timo	**Statutory Auditors**
Giuseppe Armenise Marcello Ferrari	**Alternate Auditors**
KPMG S.p.A.	**EXTERNAL AUDITORS**

(*) Member of the Chairman's Committee and of the Executive Committee

(**) Executive Committee Member

GENERAL MANAGEMENT AND MANAGERS OF THE MAIN OPERATING DIVISIONS AND HEAD OFFICE DEPARTMENTS

as at 14 March 2005

GENERAL MANAGEMENT

Managing Director/CEO:	Alessandro Profumo
Group Deputy General Managers:	Paolo Fiorentino Dario Frigerio Andrea Moneta Roberto Nicastro

MANAGERS OF THE MAIN OPERATING DIVISIONS AND HEAD OFFICE DEPARTMENTS

Roberto Nicastro	Retail
Alessandro Profumo (interim)	Corporate and Investment Banking
Dario Frigerio	Private Banking and Asset Management
Andrea Moneta	New Europe
Paolo Fiorentino	Global Banking Services
Maurizia Angelo Comneno	Legal and Corporate Affairs
Franco Grosso	Group Audit
Pier Luigi Celli	Corporate Identity
Fausto Galmarini	Credits
Elisabetta Magistretti	Administration
Ranieri de Marchis	Planning and Finance
Antonio Andrea Monari	Human Resources
Umberto Quilici	Group Information Systems
Franco Leccacorvi	Accounts





CONTENTS







CHART OF THE UNICREDIT GROUP

BRANCH NETWORKS, SUBSIDIARIES AND OFFICES IN ITALY AND ABROAD



Fully Consolidated Subsidiaries
Subsidiaries/Affiliates consolidated at net equity


UniCredit
GLOBAL BANKING SERVICES
RETAIL
CORPORATE & INVESTMENT BANKING
PRIVATE BANKING & ASSET MANAGEMENT
NEW EUROPE
OTHER COMPANIES

SCOPE OF CONSOLIDATION

The Group chart as at 31 December 2004 shows consolidated subsidiaries sub-divided both according to the Division they are part of and according to the method of consolidation (full, proportional or net-equity).

The Group's scope of consolidation did not change significantly since the end of the previous period. However, it should be noted that the inclusion of ING Sviluppo Finanziaria S.p.A. on 1 December 2003 resulted in the restatement of operating figures for the entire period, while only one twelfth of the relevant figures was included in 2003 accounts. This has been done in order to facilitate like-with-like comparison.

In 2004 the rationalisation of certain Group subsidiaries and businesses continued, with the aim of eliminating overlaps, attaining increased synergy and further reducing costs, as did the consolidation and strengthening of growth strategies. The main initiatives concerned the Private Banking Division (integration of ING Group businesses and subsidiaries and rationalisation and development of Asset Management), the Corporate Division (integration of UBM and TradingLab and between our factoring subsidiaries) and the New Europe Division (rationalisation of the Zagrebacka Group and development of leasing), as well as our Irish subsidiaries and the real-estate businesses directly controlled by the Parent Company. These initiatives are described in detail in the relevant sections of this Annual Report and in the commentary on our equity investments (to be found in the main balance-sheet items section of the Consolidated Report and in the Directors' Report accompanying the Accounts of UniCredit SpA). For a comment on the initiatives undertaken in the first quarter of 2005 (the exclusive negotiation agreement for the acquisition of Yapi ve Kredi Bankasi in Turkey and integration of Banca dell'Umbria and Cassa di Risparmio di Carpi into the divisional structure), please see the Subsequent Events section of this Annual Report.

RETAIL

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

UNICREDIT BANCA S.p.A.
Main office: Bologna

Other banks

BANCA DELL'UMBRIA 1462 S.p.A.
Main office: Perugia

CASSA DI RISPARMIO DI CARPI S.p.A.
Main office: Carpi

UNICREDIT CLARIMA BANCA S.p.A.
Main office: Milan

UNICREDIT BANCA PER LA CASA S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Financial and other companies

COMMERCIAL UNION VITA S.p.A.
Main office: Milan

CREDITRAS ASSICURAZIONI S.p.A.
Main office: Milan

CREDITRAS PREVIDENZA S.I.M.p.A. (in liquidation)
Main office: Milan

CREDITRAS VITA S.p.A.
Main office: Milan

UNICREDIT ASSICURA S.r.l.
Main office: Milan

CORPORATE & INVESTMENT BANKING

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

UNICREDIT BANCA D'IMPRESA S.p.A.
Main office: Verona

UNICREDIT BANCA MOBILIARE S.p.A.
Main office: Milan

Other banks

UNICREDIT BANCA MEDIOCREDITO S.p.A.
Main office: Turin

Financial and other companies

EURO CAPITAL STRUCTURES Ltd
Main office: Dublin ◆

LOCAT S.p.A.
Main office: Bologna

LOCAT LEASING CROATIA d.o.o.
Main office: Zagreb ◆

QUERCIA FUNDING S.r.l.
Main office: Verona

S+R Investimenti e Gestioni S.G.R.p.A.
Main office: Milan

TYRERESCOM Ltd
Main office: Dublin ◆

UBM SECURITIES INC.
Main office: New York ◆

UNICREDIT FACTORING S.p.A.
Main office: Milan

IKB CORPORATELAB S.A.
Main office: Luxembourg ✓◆

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Financial and other companies

UNICREDIT BROKER S.p.A.
Main office: Milan

LOCAT RENT S.p.A.
Main office: Milan

VENTURA FINANCE S.p.A.
Main office: Turin

E2E INFOTECH Ltd.
Main office: London ◆

TLX S.p.A.
Main office: Milan

PRIVATE BANKING & ASSET MANAGEMENT

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

UNICREDIT PRIVATE BANKING S.p.A.
Main office: Turin

Other banks

BANCA AGRICOLA COMMERCIALE S.MARINO S.A.
Main office: Borgo Maggiore (San Marino) ◆

BANQUE MONEGASQUE DE GESTION S.A.
Main office: Monaco (Montecarlo) ◆

UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.
Main office: Luxembourg ◆

UNICREDIT (SUISSE) BANK S.A.
Main office: Lugano ◆

UNICREDIT XELION BANCA S.p.A.
Main office: Milan

Group Pioneer Global Asset Management

PIONEER GLOBAL ASSET MANAGEMENT S.p.A. - Main office: Milan

KI7 (7) LIMITED - Main office: London ◆

ORBIT ASSET MANAGEMENT LTD
Main office: Bermuda ✓◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (Bermuda) Ltd
Main office: Bermuda ◆

PIONEER ALTERNATIVE INVESTMENTS (Israel) Ltd
Main office: Raanan ◆

PIONEER ALTERNATIVE INVESTMENTS (New York) Ltd - Main office: Dover ◆

PIONEER ALTERNATIVE INVESTMENTS (Uk) Ltd
Main office: London ◆

PIONEER ASSET MANAGEMENT S.A.
Main office: Luxembourg ◆

PIONEER CZECH FINANCIAL COMPANY Sro
Main office: Prague ◆

PIONEER CZECH INVESTMENT COMPANY A.S.
Main office: Prague ◆

PIONEER FONDS MARKETING GMBH
Main office: Munich ◆

PIONEER GLOBAL FUNDS DISTRIBUTOR Inc.
Main office: Hamilton ◆

PIONEER GLOBAL INVESTMENTS Ltd
Main office: Dublin ◆

PIONEER GLOBAL INVESTMENTS (Australia) (PTY) Ltd
Main office: Melbourne ◆

PIONEER GLOBAL INVESTMENTS (Hk) Ltd
Main office: Hong Kong ◆

PIONEER INVESTMENT MANAGEMENT Ltd
Main office: Dublin ◆

PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

PIONEER INVESTMENT MANAGEMENT USA Inc.
Main office: Delaware ◆

PIONEER PEKAO INVESTMENT MANAGEMENT S.A.
Main office: Warsaw ◆

PIONEER PEKAO TFI S.A. - Main office: Warsaw ◆

PIXEL INVESTMENT MANAGEMENT S.G.R.p.A.
Main office: Milan

UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.
Main office: Bologna

ZB ASSET MANAGEMENT A.S.
Main office: Prague ◆

Sub-Group Pioneer USA ◆

PIONEER FUNDS DISTRIBUTOR Inc.
Main office: Boston

PIONEER INVESTMENT MANAGEMENT Inc.
Main office: Wilmington

PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES Inc.
Main office: Boston

Financial and other companies

BAC FIDUCIARIA S.p.A.
Main office: Republic of San Marino ◆

CORDUSIO Società Fiduciaria per Azioni
Main office: Milan

F.R.T. FIDUCIARIA RISPARMIO TORINO SIM S.p.A. - Main office: Turin

SVILUPPO FINANZIARIA S.p.A.
Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Financial and other companies

S.S.I.S. SOCIETÀ SERVIZI INFORMATICI SAMMARINESE S.p.A.
Main office: Borgo Maggiore (S. Marino) ◆

UNICREDIT PRIVATE WEALTH ADVISORY S.R.L.
Main office: Turin

XAA AGENZIA ASSICURATIVA S.p.A.
Main office: Milan

LEGEND ◆ Non-resident in Italy ✓ Consolidated using the proportional method

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

Pekao Group ◆

BANK PEKAO S.A. - Main office: Warsaw

BANK PEKAO (UKRAINA) Ltd - Main office: Luck

CDM PEKAO S.A. - Main office: Warsaw

CENTRUM KART S.A. - Main office: Warsaw

DRUKBANK Sp.zo.o. - Main office: Zamosc

PEKAO FAKTORING Sp.zo.o. - Main office: Lublin

PEKAO FUNDUSZ KAPITALOWY Sp.zo.o
Main office: Varsavia

PEKAO LEASING Sp.zo.o.
Main office: Varsavia

PEKAO PIONEER PTE S.A. - Main office: Warsaw

Zagrebacka Group ◆

ZAGREBACKA BANKA D.D. - Main office: Zagreb

POMINVEST D.D. - Main office: Split

PRVA STAMBENA STEDIONICA D.D.
Main office: Zagreb

UNICREDIT ZAGREBACKA BANKA D.D.
Main office: Mostar

ZAGREB NEKRETNINE D.O.O. - Main office: Zagreb

ZB INVEST D.O.O. - Main office: Zagreb

Koç Group ◆

KOÇ FINANSAL HIZMETLER A.S.
Main office: Istanbul ✓

KOÇBANK A.S. - Main office: Istanbul ✓

KOÇBANK (AZERBAIJAN) LTD - Main office: Baku ✓

KOÇBANK NEDERLAND N.V.
Main office: Amsterdam ✓

KOÇFAKTOR - KOÇ FAKTORING HIZMETLERI A.S.
- Main office: Istanbul ✓

KOÇLEASE - KOÇ FINANSAL
KIRALAMA A.S. - Main office: Istanbul ✓

KOÇ PORTFOY YONETIMI A.S.
Main office: Istanbul ✓

KOÇ YATIRIM MENKUL
DEGERLER A.S. - Main office: Istanbul ✓

STICHTING CUSTODY SERVICE KBN ✓
Main office: Amsterdam

Other banks ◆

BULBANK A.D. - Main office: Sofia

UNIBANKA A.S. - Main office: Bratislava

UNICREDIT ROMANIA S.A. - Main office: Bucharest

ZIVNOSTENSKA BANKA A.S. - Main office: Prague

Financial ◆

UNICREDIT SECURITIES S.A.
Main office: Bucharest

UNICREDIT LEASING AUTO BULGARIA EOOD
Main office: Sofia

UNICREDIT LEASING BULGARIA EAD
Main office: Sofia

UNICREDIT LEASING ROMANIA S.A.
Main office: Bucharest

XELION DORADCY FINANSOWI Sp.zo.o
Main office: Lodz

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Pekao Group ◆

ANICA SYSTEM S.A. - Main office: Lublin

BDK CONSULTING Ltd - Main office: Luck

CENTRAL POLAND FUND LLC
Main office: Wilmington

FABRYKA MASZYN Sp.zo.o
Main office: Janov Lubelski

FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A. - Main office: Czarnkow

GRUPA INWESTYCYJNA NYWING S.A.
Main office: Warsaw

HOTEL JAN III SOBIESKI Sp.zo.o
Main office: Warsaw

KRAJOWA IZBA ROZLICZENIOWA S.A.
Main office: Warsaw

PEKAO ACCESS Sp.zo.o - Main office: Warsaw

PEKAO DEVELOPMENT Sp.zo.o
Main office: Warsaw

PEKAO FINANCIAL SERVICES Sp.zo.o
Main office: Warsaw

Zagrebacka Group ◆

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM - Main office: Zagreb

ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM - Main office: Zagreb

CENTAR GRADSKI PODRUM D.O.O.
Main office: Zagreb

CENTAR KAPTOL D.O.O. - Main office: Zagreb

ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D. - Main office: Umag

MARKETING ZAGREBACKE BANKE D.O.O.
Main office: Zagreb

ZABA TURIZAM D.O.O. - Main office: Zagreb

ZANE BH D.O.O. - Main office: Sarajevo

UPI POSLOVNI SISTEM D.O.O.
Main office: Sarajevo

Financial and other companies ◆

AGROCONS CENTRUM A.S.
(in liquidation) - Main office: Bratislava

ZIVNOSTENSKA FINANCE B.V
Main office: Amsterdam

GLOBAL BANKING SERVICES

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

Banks

UNICREDITO GESTIONE CREDITI S.p.A.
Main office: Verona

Financial and other companies

BREAKEVEN S.r.l.
Main office: Verona

UNIRISCOSSIONI S.p.A.
Main office: Turin

Ancillary companies

CORDUSIO IMMOBILIARE S.p.A.
Main office: Milan

QUERCIA SOFTWARE S.p.A.
Main office: Verona

UNICREDIT PRODUZIONI ACCENTRATE S.p.A.
Main office: (Cologno Monzese) Mi

UNICREDIT REAL ESTATE S.p.A.
Main office: Milan

UNICREDIT SERVIZI INFORMATIVI S.p.A.
Main office: Milan

UNI IT S.r.l.
Main office: Trento

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Financial and other companies

I-FABER S.p.A.
Main office: Milan

ALTRE SOCIETÀ

GROUP COMPANIES INCLUDED IN CONSOLIDATION **(FULLY CONSOLIDATED)**

Banks

UNICREDITO ITALIANO BANK (IRELAND) Plc
Main office: Dublin ◆

Financial and other companies

FIDA SIM S.p.A. - Main office: Turin

UNICREDIT DELAWARE Inc. - Main office: Dover ◆

UNICREDIT IRELAND FINANCIAL SERVICES Plc
Main office: Dublin ◆

UNICREDITO ITALIANO - CAPITAL TRUST I
Main office: Newark ◆

UNICREDITO ITALIANO - CAPITAL TRUST II
Main office: Newark ◆

UNICREDITO ITALIANO
FUNDING LLC I - Main office: Dover ◆

UNICREDITO ITALIANO -
FUNDING LLC II - Main office: Dover ◆

Ancillary companies

TRIVIMM S.r.l. - Main office: Verona

UNICREDIT AUDIT S.p.A. - Main office: Milan

OTHER COMPANIES CONSOLIDATED BY THE **NET EQUITY METHOD**

Banks

BANCA C.R. SAVIGLIANO S.p.A.
Main office: Savigliano

CASSA DI RISPARMIO DI BRA S.p.A.
Main office: Bra

CASSA DI RISPARMIO DI FOSSANO S.p.A.
Main office: Fossano

CASSA DI RISPARMIO DI SALUZZO S.p.A.
Main office: Saluzzo

Financial and other companies

CONSORZIO CA.RI.CE.SE.
Main office: Bologna

C.R. TRIESTE IRELAND Ltd
(in liquidation) - Main office: Dublin ◆

FIDIA S.G.R. S.p.A. - Main office: Milan

LISEURO S.p.A. - Main office: Udine

IMMOBILIARE LOMBARDA S.p.A.
Main office: Milan

S.F.E.T. S.p.A. Società Friulana Esazione Tributi - Main office: Udine

SYNESIS FINANZIARIA S.p.A.
Main office: Turin

S.T.T. S.p.A. - Main office: Verona

Branch Networks, Subsidiaries and Offices in Italy and Abroad

UniCredit S.p.A. - International Network

BRANCHES

Representative offices



Chicago
NEW YORK
Saõ Paolo
Buenos Aires


Beijing
Shanghai
HONG KONG
Mumbai
SINGAPORE
Moscow
Frankfurt
Brussels
PARIS
LONDON

EUROPE


UNICREDITO ITALIANO BANK (IRELAND) PLC (Dublin)
UNICREDIT BANCA MOBILIARE (London)
UNICREDIT International Bank SA (Luxembourg)
UNICREDIT BANCA MOBILIARE (Paris)
UNICREDIT SUISSE BANK (Lugano)
BANQUE MONEGASQUE DE GESTION (Montecarlo)
BANCA AGRICOLA COMMERCIALE SAN MARINO (San Marino)
PEKAO GROUP (Poland) 784
ZIVNOSTENSKA BANKA (Czech Rep.) 36
UNIBANKA (Slovakia) 69
KOÇ FINANSAL HIZMETLER GROUP (Turkey) 172*
* Consolidated as to 50%.
BULBANK (Bulgaria) 94
UNICREDIT ROMANIA (Romania) 31
ZAGREBACKA GROUP (Croatia and Bosnia Herzogovina) 187
Number of New Europe division branches 1.373

IN ITALY



87
159
325
645
508
87
89
26
113
23
469
65
95
209
23
85
6
43
20
60

BANKING BRANCHES IN ITALY

Regione	UniCredit Banca	UniCredit Banca per la casa	UniCredit Clarima Banca	Banca dell'Umbria	CR Carpi	Total Retail	UniCredit Banca d'Impresa	UniCredit Banca Mediocredito	Total Corporate Banking	UniCredit Private Banking	Total
Veneto	569	1				570	47		47	28	645
Emilia-Romagna	420	1			30	451	30		30	27	508
Piedmont	409	1				410	31	1	32	27	469
Lombardy	254	4	1		8	267	37		37	21	325
Latium	172	3	1	6		182	14		14	13	209
Friuli-Venezia Giulia	145					145	9		9	5	159
Apulia	97	1	1			99	8		8	6	113
Tuscany	69	1	1	4		75	14		14	6	95
Umbria	9			78		87	2		2		89
Marche	76			1		77	7		7	3	87
Trentino-Alto Adige	78					78	6		6	3	87
Campania	69	1	1			71	9		9	5	85
Liguria	53	1				54	7		7	4	65
Sicily	49	1	2			52	5		5	3	60
Sardinia	38		1			39	3		3	1	43
Abruzzo	21					21	4		4	1	26
Molise	22					22	1		1		23
Val d'Aosta	21					21	1		1	1	23
Calabria	16		1			17	3		3		20
Basilicata	4					4	2		2		6
Total	**2,591**	**15**	**9**	**89**	**38**	**2,742**	**240**	**1**	**241**	**154**	**3,137**

Pioneer Investments Worldwide



BOSTON
NEW YORK
BERMUDA
MIAMI
BUENOS AIRES
Investment Centres
Sales Offices


HAMBURG
MILAN
MUNICH
TURIN
LUXEMBOURG
PRAGUE
PARIS
LONDON
WARSAW
DUBLIN
BRATISLAVA
SOFIA
GENEVA
MADRID
BEIJING
HONG KONG
SINGAPORE
TEL AVIV
SYDNEY











CONSOLIDATED REPORT AND ACCOUNTS







REPORT ON OPERATIONS

Note to the Report on Operations

The following conventional symbols have been used in the tables:

- A dash (-) indicates that the item/figure is inexistent.
- Two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant.
- "N/A" indicates that the figure is not available.
- "XXX" figures note to be indicated.

Unless otherwise indicated, all amounts are in millions of euros.

Key Figures

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	YEAR		CHANGE
	2004	2003 restated	FROM restated
Total revenues	10,375	10,448	- 0.7%
of which: - net interest income	*5,200*	*4,985*	*+ 4.3%*
- net commission	*3,289*	*3,307*	*- 0.5%*
Operating expenses	5,941	5,742	+ 3.5%
Operating profit	4,434	4,706	- 5.8%
Profit before extraordinary items and income tax	2,988	3,201	- 6.7%
Net profit for the year	2,300	2,085	+ 10.3%
Group Portion of Net Profit	**2,131**	**1,961**	**+ 8.7%**

(€ million)

CONSOLIDATED BALANCE SHEET	AS AT 31 DECEMBER		CHANGE
	2004	2003	
Total assets	265,855	238,256	+ 11.6%
Loans to customers	140,438	126,709	+ 10.8%
of which: non-performing loans	*2,621*	*2,373*	*+ 10.5%*
Securities	29,916	29,527	+ 1.3%
Equity investments	3,536	3,505	+ 0.9%
Assets administered for customers	410,130	372,188	+ 10.2%
- Due to customers and securities in issue	*156,923*	*135,274*	*+ 16.0%*
- Indirect deposits	*253,207*	*236,914*	*+ 6.9%*
- Indirect deposits in administration	*128,252*	*122,787*	*+ 4.5%*
- Indirect deposits under management	*124,955*	*114,127*	*+ 9.5%*
Subordinated debt	6,541	6,190	+ 5.7%
Group portion of shareholders' equity	**14,036**	**13,013**	**+ 7.9%**

STAFF AND BRANCHES	AS AT 31 DECEMBER		CHANGE
	2004	2003	
Number of employees	68,571	69,062	- 491
Number of financial consultants	2,355	2.424	- 69
Number of bank branches	4,442	4,563	- 121

Key Financial Ratios and Other Information

	AS AT 31 DECEMBER 2004	AS AT 31 DECEMBER 2003 restated	CHANGE FROM restated
Profitability Ratios (%)			
ROE [1]	17.9	17.7	+ 0.20
ROE (excluding goodwill amortisation)	20.2	20.1	+ 0.10
Operating profit/Total assets	1.67	1.98	- 0.31
Cost/income ratio	57.3	55.0	+ 2.30
Risk Ratios (%)			
Net non-performing loans/Loans to customers	1.87	1.87	-
Net bad and doubtful debts/Loans to customers	3.49	3.72	- 0.23
Capital Ratios [2] (%)			
Core capital/Total risk-weighted assets	7.36	6.97	+ 0.39
Total regulatory capital/Total risk-weighted assets	11.64	11.12	+ 0.52
Productivity Ratios [3] (€ thousands)			
Total revenues per employee	151	151	-
Total assets per employee	3,877	3,450	+ 427
Payroll costs per employee	49	47	+ 2

Notes: [1] Shareholders' Equity as at the end of the period (profit for the period not included).
[2] Core capital is given by Tier 1 capital excluding preference shares. 2003 figures are historical.
[3] Employee numbers as at year-end.

Ratings

The ratings issued by leading international rating agencies on UniCredito Italiano's debt are summarised below.

RATINGS	SHORT-TERM DEBT	MEDIUM AND LONG-TERM	OUTLOOK
FITCH RATINGS	F1+	AA-	POSITIVE
Moody's Investor Service	P-1	Aa2	STABLE
Standard and Poor's	A-1+	AA-	STABLE

Main Divisional Results

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Net interest income							
2004	2,360	1,504	101	1,154	96	-15	5,200
2003 restated	*2,339*	*1,474*	*94*	*1,042*	*47*	*-11*	*4,985*
Net non-interest income							
2004	1,963	1,531	1,066	681	108	-174	5,175
2003 restated	*2,009*	*1,792*	*1,004*	*574*	*124*	*-40*	*5,463*
TOTAL REVENUES							
2004	**4,323**	**3,035**	**1,167**	**1,835**	**204**	**-189**	**10,375**
2003 restated	***4,348***	***3,266***	***1,098***	***1,616***	***171***	***-51***	***10,448***
Operating costs							
2004	-2,958	-1,013	-738	-1,013	-273	54	-5,941
2003 restated	*-2,883*	*-1,022*	*-705*	*-901*	*-296*	*65*	*-5,742*
OPERATING PROFIT							
2004	**1,365**	**2,022**	**429**	**822**	**-69**	**-135**	**4,434**
2003 restated	***1,465***	***2,244***	***393***	***715***	***-125***	***14***	***4,706***
Provisions and net writedowns							
2004	-334	-562	-20	-143	25	-282	-1,316
2003 restated	*-317*	*-641*	*-44*	*-177*	*-27*	*-295*	*-1,501*
Extraordinary income							
2004	-129	86	68	31	228	-66	218
2003 restated	*-8*	*1*	*5*	*34*	*179*	*4*	*215*
Income tax for the year							
2004	-356	-596	-76	-125	70	47	-1,036
2003 restated	*-555*	*-625*	*-109*	*-144*	*91*	*7*	*-1,335*
NET PROFIT							
2004	**546**	**950**	**401**	**585**	**254**	**-436**	**2,300**
2003 restated	***585***	***979***	***245***	***428***	***118***	***-270***	***2,085***
- Minorities							
2004	- 1	-1	-11	-187	-	31	-169
2003 restated	*-1*	*-4*	*1*	*-120*	-	-	*-124*
GROUP PORTION OF NET PROFIT							
2004	**545**	**949**	**390**	**398**	**254**	**-405**	**2,131**
2003 restated	***584***	***975***	***246***	***308***	***118***	***-270***	***1,961***

Note: The Divisional Profit and Loss Account is made up of the results of the Group companies in each Division, adjusted pro-rata (excluding however adjustments for positive consolidation differences, to which any goodwill amortisation made by the subsidiary directly was added). Any goodwill writedowns carried out directly by a subsidiary have been reclassified under Other adjustments. For the Parent Company and other subsidiaries the figure for other net operating income (included in Net non-interest income), which was made up primarily of expenses reimbursed by other Group companies, was subtracted from operating costs.

(€ million)

CONSOLIDATED BALANCE SHEET

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Loans to customers							
as at 31.12.04	56,683	67,686	1,500	14,051	12,068	-11,550	140,438
as at 31.12.03 restated	*48,810*	*63,442*	*1,058*	*11,848*	*13,437*	*-11,886*	*126,709*
Due to customers and securities in issue							
as at 31.12.04	67,162	28,278	6,885	22,974	56,569	-24,945	156,923
as at 31.12.03 restated	*60,196*	*27,355*	*5,710*	*20,555*	*38,213*	*-16,755*	*135,274*

STAFF AND BRANCHES

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Number of employees							
as at 31.12.04	25,136	6,334	3,700	27,568	5,833	-	68,571
as at 31.12.03 restated	*25,468*	*6,320*	*3,518*	*28,039*	*5,717*	-	*69,062*
Number of branches							
as at 31.12.04	2,742	243	164	1,287	6	-	4,442
as at 31.12.03 restated	*2,898*	*214*	*162*	*1,281*	*8*	-	*4,563*

PROFITABILITY RATIOS

	RETAIL	CORPORATE AND INVESTMENT BANKING	PRIVATE BANKING AND ASSET MAN.	NEW EUROPE	PARENT CO. AND OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS	CONSOLIDATED GROUP TOTAL
Cost/Income ratio (%)							
2004	68.4	33.4	63.2	55.2	n.s.	n.s.	57.3
2003 restated	*66.3*	*31.3*	*64.2*	*55.8*	*n.s.*	*n.s.*	*55.0*

Reclassified Accounts

(€ million)

CONSOLIDATED BALANCE SHEET

	AMOUNTS AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Assets				
Cash and balances with central banks and post offices	2,083	1,952	+ 131	+ 6.7%
Due from:				
- customers	140,438	126,709	+ 13,729	+ 10.8%
- banks	36,521	32,783	+ 3,738	+ 11.4%
Trading securities	19,917	18,256	+ 1,661	+ 9.1%
Fixed assets:				
- investment securities	9,999	11,271	- 1,272	- 11.3%
- equity investments	3,536	3,505	+ 31	+ 0.9%
- intangible and tangible fixed assets	4,082	4,406	- 324	- 7.4%
- positive consolidation and net equity differences	1,062	1,232	- 170	- 13.8%
- own shares	358	-	+ 358	"
Other assets	47,859	38,142	+ 9,717	+ 25.5%
Total assets	**265,855**	**238,256**	**+ 27,599**	**+ 11.6%**
Liabilities and shareholders' equity				
Deposits:				
- due to customers	103,817	97,976	+ 5,841	+ 6.0%
- securities in issue	53,106	37,298	+ 15,808	+ 42.4%
- due to banks	37,702	44,252	- 6,550	- 14.8%
Specific reserves	4,476	4,830	- 354	- 7.3%
Other liabilities	44,994	33,591	+ 11,403	+ 33.9%
Loan loss reserve	-	69	- 69	- 100.0%
Subordinated debt	6,541	6,190	+ 351	+ 5.7%
Negative consolidation and net equity differences	54	64	- 10	- 15.6%
Minorities	1,129	973	+ 156	+ 16.0%
Shareholders' equity:				
- capital, reserves and fund for general banking risk	11,905	11,052	+ 853	+ 7.7%
- net profit	2,131	1,961	+ 170	+ 8.7%
Total liabilities and shareholders' equity	**265,855**	**238,256**	**+ 27,599**	**+ 11.6%**

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	YEAR		CHANGE		
	2004	2003 restated	P and L	percent.	2003 historical
Net interest	4,920	4,744	+ 176	+ 3.7%	4,795
Dividends and other income from equity investments	280	241	+ 39	+ 16.2%	293
Net interest income	**5,200**	**4,985**	**+ 215**	**+ 4.3%**	**5,088**
Total net commission	3,289	3,307	- 18	- 0.5%	3,316
Trading profit	993	1,287	- 294	- 22.8%	1,288
Other net operating income	893	869	+ 24	+ 2.8%	773
Net non-interest Income	**5,175**	**5,463**	**- 288**	**- 5.3%**	**5,377**
TOTAL REVENUES	**10,375**	**10,448**	**- 73**	**- 0.7%**	**10,465**
Payroll costs	-3,388	-3,280	- 108	+ 3.3%	-3,281
Other administrative expenses	-2,081	-1,972	- 109	+ 5.5%	-1,936
Writedowns of intangible and tangible fixed assets	-472	-490	+ 18	- 3.7%	-486
Operating expenses	**-5,941**	**-5,742**	**- 199**	**+ 3.5%**	**-5,703**
OPERATING PROFIT	**4,434**	**4,706**	**- 272**	**- 5.8%**	**4,762**
Goodwill amortisation	-276	-264	- 12	+ 4.5%	-264
Provisions for risks and charges	-273	-230	- 43	+ 18.7%	-230
Net writedowns of loans and provisions for guarantees and commitments	-891	-957	+ 66	- 6.9%	-957
Allocation to loan loss reserve	-	-44	+ 44	- 100.0%	-44
Net writedowns of financial investments	-6	-10	+ 4	- 40.0%	-10
Total writedowns and provisions	**-1,446**	**-1,505**	**59**	**- 3.9%**	**-1,505**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**2,988**	**3,201**	**- 213**	**- 6.7%**	**3,257**
Extraordinary income (charge) – net	218	215	+ 3	+ 1.4%	215
Change in fund for general banking risk	+ 130	+ 4	+ 126	n.s.	+ 4
Income taxes for the year	-1,036	-1,335	+ 299	- 22.4%	-1,386
NET PROFIT FOR THE YEAR	**2,300**	**2,085**	**+ 215**	**+ 10.3%**	**2,090**
Minorities	-169	-124	- 45	+ 36.3%	-129
GROUP PORTION OF NET PROFIT	**2,131**	**1,961**	**+ 170**	**+ 8.7%**	**1,961**

Note: The restated Profit and Loss Account takes into account the entry of ING Sviluppo Finanziaria S.p.A. into the Group on 1 December 2003; this entailed restating Profit and Loss figures for the whole year instead of one-twelfth as previously.

Quarterly Figures

(€ million)

CONSOLIDATED BALANCE SHEET

	2004				2003			
	31.12	30.09	30.06	31.03	31.12	30.09 restated	30.06 restated	31.03 restated
Assets								
Cash and deposits with central banks and post offices	2,083	1,779	1,621	1,492	1,952	1,400	1,275	1,175
Due from:								
- customers	140,438	135,218	133,198	127,326	126,709	117,760	116,522	112,806
- banks	36,521	36,271	28,627	30,486	32,783	28,901	28,465	29,395
Trading securities	19,917	23,084	22,844	26,202	18,256	22,738	22,684	18,847
Fixed assets:								
- investment securities	9,999	9,976	10,080	10,558	11,271	11,526	12,719	13,870
- equity investments	3,536	3,534	3,496	3,507	3,505	3,415	3,259	3,171
- intangible and tangible fixed assets	4,082	4,224	4,371	4,331	4,406	4,506	4,644	4,759
- positive consolidation and net equity differences	1,062	1,117	1,163	1,200	1,232	1,156	1,180	1,084
- own shares	358	116	-	-	-	-	-	-
Other assets	47,859	43,090	38,138	39,944	38,142	36,932	38,096	33,877
Total assets	**265,855**	**258,409**	**243,538**	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**
Liabilities and shareholders' equity								
Deposits:								
- due to customers	103,817	98,003	98,572	96,869	97,976	93,373	93,980	90,267
- securities in issue	53,106	48,343	41,207	41,033	37,298	31,394	33,292	32,541
- due to banks	37,702	45,385	42,830	44,581	44,252	42,826	39,785	38,956
Specific reserves	4,476	3,883	3,457	5,154	4,830	4,402	4,043	5,076
Other liabilities	44,994	41,618	37,196	36,542	33,591	35,846	37,364	30,934
Loan loss reserve	-	-	-	71	69	100	105	105
Subordinated debt	6,541	6,578	6,203	6,200	6,190	6,517	6,782	7,104
Negative consolidation and net equity differences	54	59	62	62	64	63	62	63
Minorities	1,129	1,034	964	995	973	1,056	1,072	1,197
Shareholders' equity:								
- capital, reserves and fund for general banking risk	11,905	12,002	11,998	13,073	11,052	11,176	11,227	12,226
- net profit	2,131	1,504	1,049	466	1,961	1,581	1,132	515
Total liabilities and shareholders' equity	**265,855**	**258,409**	**243,538**	**245,046**	**238,256**	**228,334**	**228,844**	**218,984**

Note: Restated balance sheet figures for 2003 take into account the main changes made on consolidation.

(€ million)

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	2004				2003 restated			
	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1
Net interest	1,304	1,217	1,210	1,189	1,140	1,160	1,193	1,251
Dividends and other income from equity investments	98	61	117	4	77	23	138	3
Net interest income	**1,402**	**1,278**	**1,327**	**1,193**	**1,217**	**1,183**	**1,331**	**1,254**
Total net commission	869	767	855	798	857	830	839	781
Trading profit	173	233	295	292	239	263	349	436
Other net operating income	235	215	238	205	230	233	203	203
Net non-interest Income	**1,277**	**1,215**	**1,388**	**1,295**	**1,326**	**1,326**	**1,391**	**1,420**
TOTAL REVENUES	**2,679**	**2,493**	**2,715**	**2,488**	**2,543**	**2,509**	**2,722**	**2,674**
Payroll costs	-859	-840	-852	-837	-834	-807	-831	-808
Other administrative expenses	-566	-501	-539	-475	-533	-458	-481	-500
Writedowns of intangible and tangible fixed assets	-130	-122	-114	-106	-150	-114	-116	-110
Operating expenses	**-1,555**	**-1,463**	**-1,505**	**-1,418**	**-1,517**	**-1,379**	**-1,428**	**-1,418**
OPERATING PROFIT	**1,124**	**1,030**	**1,210**	**1,070**	**1,026**	**1,130**	**1,294**	**1,256**
Goodwill amortisation	-61	-72	-72	-71	-60	-68	-70	-66
Provisions for risks and charges	-211	-26	-26	-10	-73	-23	-93	-41
Net writedowns of loans and provisions for guarantees and commitments	-231	-222	-246	-192	-396	-198	-200	-163
Allocation to loan loss reserve	-	-	-	-	-44	-	-	-
Net writedowns of financial investments	-10	4	-1	1	-6	-2	13	-15
Total writedowns and provisions	**-513**	**-316**	**-345**	**-272**	**-579**	**-291**	**-350**	**-285**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**611**	**714**	**865**	**798**	**447**	**839**	**944**	**971**
Extraordinary income (charge) - net	61	55	100	2	160	-14	49	20
Change in fund for general banking risk	+ 130	-	-	-	+ 4	-	-	-
Income taxes for the period	-141	-264	-335	-296	-209	-344	-344	-438
NET PROFIT FOR THE PERIOD	**661**	**505**	**630**	**504**	**402**	**481**	**649**	**553**
Minorities	-34	-50	-47	-38	-22	-32	-32	-38
GROUP PORTION OF NET PROFIT	**627**	**455**	**583**	**466**	**380**	**449**	**617**	**515**

Note: Quarterly Profit and Loss figures are calculated as being the difference between progressive period-end totals and are affected by exchange rate differences as at each period end; this applies especially to the zloty rate (Pekao Group Accounts) and the US dollar (principally Pioneer Group USA).
Restated 2003 Profit and Loss figures take into account the most significant changes in the scope of consolidation, as well as certain reclassified items (to facilitate like-with-like comparison).

How the Group has grown 1994-2004[1]

	2004	2003	2002	2001	2000	1999	1998 (2)	1997	1996	1995	1994
CONSOLIDATED PROFIT AND LOSS ACCOUNT (€ million)											
Total revenues	10,375	10,465	10,099	9,989	9,318	7,611	6,299	3,586	3,298	3,189	1,704
Net interest income	*5,200*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*	*3,599*	*2,283*	*2,216*	*2,334*	*1,414*
Net commissions and other income	*5,175*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*	*2,700*	*1,303*	*1,082*	*855*	*290*
Operating expenses	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146	-3,493	-2,381	-2,331	-2,336	-1,457
Operating profit	4,434	4,762	4,616	4,726	4,566	3,465	2,806	1,205	967	853	247
Profit before extraordinary items and income tax	2,988	3,257	2,924	3,212	3,185	2,271	2,019	720	425	242	57
Net profit	2,300	2,090	1,962	1,954	1,858	1,640	509	426	275	146	31
Group portion of net profit	2,131	1,961	1,801	1,454	1,395	1,287	202	248	146	101	34
CONSOLIDATED BALANCE SHEET (€ million)											
Total assets	265,855	238,256	213,349	208,388	202,656	168,927	146,615	91,395	90,415	84,148	62,864
Due from customers	140,438	126,709	113,824	117,622	115,157	101,577	84,481	47,595	42,372	38,655	23,236
of which: non-performing loans	*2,621*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*	*2,241*	*1,358*	*1,359*	*1,390*	*849*
Due to customers and securities in issue	156,923	135,274	126,745	127,320	118,006	107,071	90,554	55,614	53,059	48,249	26,075
Subordinated debt	6,541	6,190	7,088	7,071	4,594	1,371	1,269	1,525	1,291	1,206	1,028
Shareholders' equity	14,036	13,013	12,261	9,535	8,644	7,708	6,099	3,946	3,219	3,136	2,944
PROFITABILITY RATIOS (%)											
ROE[3]	17,9	17,7	17,2	18,0	19,2	20,0	16,0	7,7	4,8	3,3	1,4
Operating profit/Total assets	1,67	2,00	2,16	2,27	2,25	2,05	1,91	1,32	1,07	1,01	0,39
Cost/income ratio	57,3	54,5	54,3	52,7	51,0	54,5	55,5	66,4	70,7	73,3	85,5

1. The UniCredito Italiano Group was created in 1998 from the aggregation of the Credito Italiano Group, which had acquired a controlling interest in the Rolo Banca 1473 Group in 1995, and the Unicredito Group (Cariverona Banca, Banca CRT and Cassamarca). The most significant subsequent changes are the following: acquisition of the Pekao Group and integration with Cassa di Risparmio di Trento e Rovereto in 1999; acquisition of Cassa di Risparmio di Trieste, Cassa di Risparmio di Carpi, Banca dell'Umbria, Bulbank, Splitska Banka (sold off in the first half 2002), Pol'nobanka (now Unibanka) and the U.S.-based Pioneer Group in 2000; sale of Fiditalia in 2001; acquisition of the controlling interest in Zagrebacka Banka in 2002; proportional consolidation (50%) of Koç Finansal Hizmetler Group and Zivnostenska Banka starting from 2003. Finally, please note that the conclusion of the S3 reorganisation in 2002 also involved the acquisition of Rolo Banca 1473 minorities. In 2003-4 further interests in Cassa di Risparmio di Carpi, Banca dell'Umbria and Locat were acquired.

ROE (%)



25
20
15
10
5
0
4,3
18,3
17,5
17,9
average '94-97
average '98-01
average '02-03
2004

COST/INCOME RATIO (%)



100
80
60
40
20
0
74,0
53,4
54,4
57,3
average '94-97
average '98-01
average '02-03
2004

	2004	2003	2002	2001	2000	1999	1998 (2)	1997	1996	1995	1994
SHARE INFORMATION											
Share price (€)											
maximum	4.421	4.425	5.255	5.865	6.115	5.787	5.395	2.856	1.045	1.114	1.436
minimum	3.805	3.144	3.173	3.202	3.586	3.845	2.899	0.845	0.798	0.803	0.799
average	4.083	3.959	4.273	4.830	4.976	4.606	4.360	1.706	0.918	0.962	1.129
end of period	4.225	4.303	3.808	4.494	5.572	4.924	5.065	2.836	0.867	0.955	0.865
Number of outstanding shares (millions) at period end □	6,249.7	6,316.3	6,296.1	5,046.4	5,024.2	4,976.2	4,680.9	2,879.9	2,242.7	2,241.9	2,218.2
shares cum dividend *	6,338.0	6,316.3	6,296.1	5,131.1	5,024.2	5,014.2	4,879.0	2,879.9	2,245.2	2,241.9	2,218.3
of which: savings shares	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
Dividend per share (€)											
ordinary share	0.205	0.171	0.158	0.141	0.129	0.129	0.059	0.041	0.031	0.018	0.018
savings share	0.220	0.186	0.173	0.156	0.137	0.137	0.067	0.049	0.039	0.026	0.026

□ The number of shares given for 2004 is net of 87,000,000 own shares.

* The number of shares given for 2004 includes 1,300,000 "performance shares" to be assigned to top management.

EARNINGS RATIOS	2004	2003	2002	2001	2000	1999	1998 (2)	1997	1996	1995	1994
Net worth per share (€)	2.21	2.06	1.95	1.89	1.72	1.55	1.30	1.37	1.44	1.40	1.33
Price/ Book value	1.91	2.09	1.96	2.38	3.24	3.18	3.89	2.07	0.60	0.68	0.65
Earnings per share (€)	0.34	0.31	0.29	0.28	0.28	0.26	0.19	0.09	0.07	0.05	0.02
Price/earnings ratio	13	14	13	16	20	19	26	33	13	21	56
Payout ratio (%)	60.2	55.1	55.2	49.8	46.5	50.3	n.s.	48.0	47.8	40.3	..
Dividend yield on average price per ordinary share (%)	5.02	4.32	3.70	2.92	2.59	2.80	1.36	2.42	3.38	1.88	1.59

2. ROE and Earnings per share do not take extraordinary amortisation of positive consolidation differences amounting to €740 million into account.

3. The shareholders' equity figure used is that of the year-end excluding profit for the year adjusted to take account of the date of rights issues increases in dividend paying stock during the period (€573 million in '97 and €496 million in '94).

EPS - EARNINGS PER SHARE (€)



0,40
0,35
0,30
0,25
0,20
0,15
0,10
0,05
0,00
0,02
0,05
0,07
0,09
0,19
0,26
0,28
0,28
0,29
0,31
0,34
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Profit and Loss Account

THE BUSINESS ENVIRONMENT

In 2004, growth in economic activity in the euro area only partly benefited from the expansion of the world economy and international trade which remained robust. The growth rate is estimated at 2% compared to 5% for the world economy due to the negative impact of structural factors and the pronounced strengthening of the euro. Output growth in Italy was weaker at 0.7 points behind the rest of the euro area due to lower growth of exports, hampered by the loss in price competitiveness largely due to poor productivity.
Based on the still uncertain recovery and modest inflationary expectations, the ECB has left the refinancing rate of 2% unchanged since June 2003. Taking into account the abundant liquidity, interbank market rates at the end of 2004 returned to the level seen at the end of the previous year but were slightly lower for nearly all of 2004. Average annual interbank rates (one month Euribor) were down by about a quarter point as compared to 2003. Nearly all of this reduction was reflected in bank lending rates for short-term loans to customers, and only half of this decline affected deposit rates with a resulting further tightening of spreads.
Due to the improvement in economic fundamentals and a more stable geo-political environment on the whole, the leading equity indices, especially in Italy and the euro zone, posted encouraging growth. Following the erratic performance at the beginning of 2004 caused by petroleum-related uncertainties, the second half of the year saw a clear recovery partly due to the improvement in corporate profits.

PROFIT FOR THE YEAR

In this environment, the Group performed at high levels of operating efficiency and profitability, generating a net profit of €2.131 million, which was up by 8.7% over the previous year. Thus, ROE rose from 17.7% in 2003 to 17.9%, while earnings per share were €0.34 compared to €0.31 for the previous year.
Net profit benefited from a lower tax burden due to the effects of new tax provisions, especially those related to the tax consolidation scheme, as well as the favourable composition of gross profits which included a €130 million change in the fund for general banking risks. Profit before extraordinary items and income taxes was lower due to a significant decline in trading profits, which, after four years of strong growth, more than off-set the progress reported in more traditional sectors of lending and asset management.

ROE (%)


25
20
15
10
5
0
17.7
20.1 *
17.9
20.2 *
2003
2004
* excluding goodwill amortisation

OPERATING PROFIT

In the fourth quarter, operating profit and its components rose year-on-year, posting significantly better results than during the first nine months of the year. This performance was partly bolstered by exchange rate effects resulting from the revaluation of the zloty, the currency in which accounts for the Pekao Group are prepared. However, this effect was partly offset by the depreciation of the dollar which negatively affected the results of our US-based asset management subsidiaries (the Pioneer Group).

(€ million)

OPERATING PROFIT	YEAR 2004	YEAR 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates	FOURTH QUARTER 2004	FOURTH QUARTER 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates
Net interest income	5,200	4,985	+ 4.3%	+ 2.6%	1,402	1,217	+ 15.2%	+ 10.1%
Non-interest Income	5,175	5,463	- 5.3%	- 5.9%	1,277	1,326	- 3.7%	- 6.1%
Total revenues	**10,375**	**10,448**	**- 0.7%**	**- 1.8%**	**2,679**	**2,543**	**+ 5.3%**	**+ 1.7%**
Operating costs	-5,941	-5,742	+ 3.5%	+ 2.2%	-1,555	-1,517	+ 2.5%	- 1.2%
Operating profit	**4,434**	**4,706**	**- 5.8%**	**- 6.7%**	**1,124**	**1,026**	**+ 9.6%**	**+ 6.0%**
Cost/income ratio %	**57.3**	**55.0**			**58.0**	**59.7**		

In the fourth quarter, total revenues, driven by positive net interest income performance, were well above the level of the corresponding period of the previous year at both current and constant exchange rates, thereby achieving full recovery following the decline in the first quarter of 2004. As a result of this growth, the final figure for the entire period was €10,375 million, which was broadly in line with the figure for 2003.

In the fourth quarter operating costs also compared favourably with the corresponding period in 2003 with a 1.2% decline at constant exchange rates. Thus, total costs for the entire period rose



OPERATING PROFIT (€ million)
6,000
5,000
4,000
3,000
2,000
1,000
0
4,985
5,200
5,463
5,175
5,742
5,941
4,706
4,434
Net interest income
Non-interest income
Operating costs
Operating profit
2003 restated
2004

slightly (up by 3.5%, but up by 2.2% at constant exchange rates) due in part to rationalisation measures that took place with the corporate reorganisation of the Group in Italy. Thus, total costs were 57.3% of revenues compared to 55% in 2003.

As a result of this performance, operating profit in the fourth quarter was up by nearly 10% over the corresponding period in 2003 (and over the previous quarter as well). This increase stayed at about 6% even disregarding the exchange rate effect. Despite the recovery achieved during the year, operating profit for the entire year was down by 5.8% compared to 2003 (down by 6.7% at constant exchange rates) to a level of €4,434 million.

OPERATING PROFIT BY DIVISION

The fourth quarter increase in the Group's operating profit was shared by all Divisions and the Parent Company and subsidiaries with the exception of the Corporate and Investment Banking Division where the decline in trading profits was concentrated. Growth in the Retail Division (up by 32.7% on an annual basis in the fourth quarter compared to a 17% decline for the first nine months) was particularly significant. This was primarily due to the interest component and strong growth in the Private Banking and Asset Management Division (up by 27.6% in the 4th quarter at constant exchange rates from an increase of 3.5% through September). This was again due to growth in assets under management, while the New Europe Division grew at the average annual growth rate (about 7% at constant exchange rates).

Operating Profit by Division as at 31 December 2004 (€ million)



2,500
2,000
1,500
1,000
500
0
1,365
2,022
429
822
Retail
Corporate and Investment Banking
Private Banking
New Europe

(€ million)

OPERATING PROFIT BY DIVISION	YEAR 2004	YEAR 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates	FOURTH QUARTER 2004	FOURTH QUARTER 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates
Retail	1,365	1,465	- 6.8%	- 6.8%	414	312	+ 32.7%	+ 32.7%
Corporate and Investment Banking	2,022	2,244	- 9.9%	- 9.9%	428	486	- 11.9%	- 11.9%
Private Banking and Asset Management	429	393	+ 9.2%	+ 9.7%	131	104	+ 26.0%	+ 27.6%
New Europe	822	715	+ 15.0%	+ 6.6%	219	163	+ 34.4%	+ 7.1%
Parent Company and other subsidiaries	-69	-125	n.s.	n.s.	33	-17	n.s.	n.s.
Consolidation adjustments	-135	14	n.s.	n.s.	-101	-22	n.s.	n.s.
Consolidated operating profit	**4,434**	**4,706**	**- 5.8%**	**- 6.7%**	**1,124**	**1,026**	**+ 9.6%**	**+ 6.0%**

As a result of these movements, individual Divisions posted better operating profit results for the entire period (see the corresponding sections for further comments) in general than during the first nine months of the year. However, there was a modest decline in the Retail Division of 6.8%

and in Corporate Banking (down by 9.9%) which was only partly offset by the increase in Private Banking and Asset Management (up by 9.7% at constant exchange rates) and New Europe (up by 15% and by 6.6% at constant exchange rates). Finally, the Parent Company and other companies reported an overall increase of about €56 million over the previous period due to higher dividends, and to a lesser extent, the reduction in expenses after reimbursements.

NET INTEREST INCOME

After the decrease in 2003, net interest income rose continually quarter-on-quarter due to the ongoing increase in transaction volume since the middle of the previous year. This made it possible to offset the negative impact of lower interest rates on the spread between lending and deposit rates and on the return on investment on free capital. Thus, at the end of 2004, net interest income rose by 15.2% on an annual basis in the fourth quarter (up by 10.1% at constant exchange rates) and by 4.3% (up by 2.6% at constant exchange rates) for the entire year to a level of €5,200 million.

This growth was due to both net interest, which rose by 3.7% during the year (up by 1.9% at constant exchange rates) and dividends and other income from equity investments. The increase in the latter (€39 million or 16.2%) was entirely due to profits from equity investments valued at net equity.

(€ million)

	YEAR		% CHANGE		Q4		% CHANGE	
NET INTEREST INCOME	2004	2003 restated	actual	at constant exchange rates	2004	2003 restated	actual	at constant exchange rates
Interest income and similar revenues	9,512	9,491	+ 0.2%	- 1.2%	2,559	2,289	+ 11.8%	+ 7.4%
Interest expense and similar charges	-4,592	-4,747	- 3.3%	- 4.3%	-1,255	-1,149	+ 9.2%	+ 5.9%
Net interest	*4,920*	*4,744*	*+ 3.7%*	*+ 1.9%*	*1,304*	*1,140*	*+ 14.4%*	*8.9%*
Dividends and other income from equity investments	280	241	+ 16.2%	+ 17.2%	98	77	+ 27.3%	+ 29.3%
Net interest income	**5,200**	**4,985**	**+ 4.3%**	**+ 2.6%**	**1,402**	**1,217**	**+ 15.2%**	**+ 10.1%**
of which:								
Retail	*2,360*	*2,339*	*+ 0.9%*	*+ 0.9%*	*614*	*539*	*+ 13.9%*	*+13.9%*
Corporate and Investment Banking	*1,504*	*1,474*	*+ 2.0%*	*+ 2.0%*	*365*	*353*	*+ 3.4%*	*+3.4%*
Private Banking and Asset Management	*101*	*94*	*+ 7.4%*	*+ 7.4%*	*28*	*24*	*+ 16.7%*	*+17.4%*
New Europe	*1,154*	*1,042*	*+ 10.7%*	*+ 2.8%*	*329*	*252*	*+ 30.6%*	*+6.0%*
Parent Company and other subsidiaries	*96*	*47*	*n.s.*	*n.s.*	*67*	*51*	*+ 31.4%*	*+31.4%*
Consolidation adjustments	*-15*	*-11*	*+ 36.4%*	*+ 36.4%*	*-1*	*-2*	*n.s.*	*n.s.*

Net interest income rose in all Divisions. This item rose by 13.9% in the Retail Division in the fourth quarter, and by about 1% for the entire year due to strong growth in loan assets (up by 22% on an average annual basis due in part to the acquisition of the ANBI mortgage division which was not included in 2003 revenues). This increased the proportion of this component as a percentage of interest-bearing assets resulting in less slippage in overall spread (down by 25 b.p.) despite a sharp decline in the spread between loans and deposits (down by 60 b.p. due in part to the larger percentage of mortgages in 2004). Net interest income growth slowed in the Corporate and Investment Banking Division due to the significant reduction in dividends which was partly due to lower business volume in equities. Net interest, which benefited from higher levels of loans to customers (up by 9.6% in terms of average balances) and a largely stable spread, rose by 4.6% over 2003 levels. The New Europe Division reported positive performance (up by 10.7% for the year and up by 2.8% at constant exchange rates) due to the increase in the average volume transacted with respect to loans to customers, securities and the interbank area, which offset the impact of the slight reduction in spread. Finally, the Parent Company reported a sharp increase due to lower charges for financing equity investments and the increase in volume connected with the Group's Treasury activities.

Average balances, interest, and interest rates

This performance was reflected at the consolidated level in growth of about €18.5 billion in average assets and a reduction in overall spread (interest income as a percentage of total assets) of about 10 basis points (the average lending rate was down by 34 basis points, and the average deposit rate was down by 22 basis points).

For an analysis of movements of individual balance sheet items, figures are provided below for average balances and rates calculated taking into account hedging and tax optimisation transactions.

(€ million)

	YEAR 2004			YEAR 2003 RESTATED		
AVERAGE BALANCES, INTEREST, AND INTEREST RATES	**average balance**	**interest amounts**	**average interest rates**	**average balance**	**interest amounts**	**average interest rates**
Assets						
Customer loans (face value)	139,473	7,025	5.04%	122,644	6,704	5.47%
Fixed income securities	27,653	1,185	4.29%	29,531	1,297	4.39%
Interbank loans	33,310	763	2.29%	30,609	822	2.69%
Total interest-bearing assets	**200,436**	**8,973**	**4.48%**	**182,784**	**8,823**	**4.83%**
Shares and financial fixed assets	11,941	130	1.09%	11,070	151	1.36%
Total net assets	**212,377**	**9,103**	**4.29%**	**193,854**	**8,974**	**4.63%**
Liabilities						
Deposits (due to customers and securities in issue)	139,518	2,365	1.70%	126,287	2,298	1.82%
Interbank deposits	47,005	1,351	2.87%	42,675	1,454	3.41%
Subordinated liabilities	6,276	187	2.98%	6,774	237	3.50%
Total interest-bearing liabilities	**192,799**	**3,903**	**2.02%**	**175,736**	**3,989**	**2.27%**
Reserves	14,639			13,950		
Specific reserves, provisions and balance of other items	4,939			4,168		
Total net liabilities	**212,377**	**3,903**	**1.84%**	**193,854**	**3,989**	**2.06%**
NET INTEREST INCOME		**5,200**	**2.45%**		**4,985**	**2.57%**
Spread between rates on lending and deposits (customers and securities in issue)			*3.34%*			*3.65%*
Spread between interest earned on assets and paid on liabilities			***2,46%***			***2,56%***

The loan-deposit spread narrowed by about 30 basis points as a result of market factors and an adverse composition effect (higher percentage of bonds among liabilities and medium-term loans and mortgages among assets). However, this negative impact was easily offset by the €17 billion increase in loans to customers. The latter, in fact, contributed over €180 million (net of related funding costs) to the increase in net interest income between the two periods.

The contribution of securities and interbank business to net interest income also rose over the previous year (by over €30 million taking into account financing charges for higher levels of activity) due to a slight increase in assets and spread.

Finally, with regard to the effect of the performance of the other balance sheet items on the change in net interest income, the positive impact of the reduction in subordinated debt and the increase in reserves (net of fixed assets) and other non-interest-bearing items was nearly completely offset by the effect of the reduction in the return on investment of "free capital."

NET NON-INTEREST INCOME

Net non-interest income of €5,175 million for all of 2004 was down by 5.3% due to the sharp reduction in trading profits (down by 22.8%), while commissions and other income remained at 2003 levels overall. The exchange rate effect was largely neutral taking into consideration the positive impact from the appreciation of the zloty and the negative impact from the depreciation of the dollar.

(€ million)

NET NON-INTEREST INCOME	YEAR 2004	YEAR 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates	FOURTH QUARTER 2004	FOURTH QUARTER 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates
Commission income	3,854	3,901	- 1.2%	- 1.7%	1,019	975	+ 4.5%	+ 2.6%
Commission expense	-565	-594	- 4.9%	- 5.2%	-150	-118	+ 27.1%	+ 21.6%
Net commission	*3,289*	*3,307*	*- 0.5%*	*- 1.0%*	*869*	*857*	*+ 1.4%*	*- 0.1%*
Trading profits	993	1,287	- 22.8%	- 23.3%	173	239	- 27.6%	- 30.6%
Other operating income	1,114	1,083	+ 2.9%	+ 1.5%	304	294	+ 3.4%	- 1.7%
Other operating expenses	-221	-214	+ 3.3%	+ 1.4%	-69	-64	+ 7.8%	+ 3.1%
Net other income	*893*	*869*	*+ 2.8%*	*+ 1.5%*	*235*	*230*	*+ 2.2%*	*- 2.9%*
Net non-interest Income	**5,175**	**5,463**	**- 5.3%**	**- 5.9%**	**1,277**	**1,326**	**- 3.7%**	**- 6.1%**
of which:								
Retail	*1,963*	*2,009*	*- 2.3%*	*- 2.3%*	*543*	*491*	*+ 10.6%*	*+10.6%*
Corporate and Investment Banking	*1,531*	*1,792*	*- 14.6%*	*- 14.6%*	*330*	*385*	*- 14.3%*	*-14.3%*
Private Banking and Asset Management	*1,066*	*1,004*	*+ 6.2%*	*+ 7.5%*	*296*	*277*	*+ 6.9%*	*+ 8.8%*
New Europe	*681*	*574*	*+ 18.6%*	*+ 8.4%*	*199*	*145*	*+ 37.2%*	*+6.7%*
Parent Co. and other companies[1]	*108*	*124*	*- 12.9%*	*- 12.9%*	*27*	*22*	*+ 22.7%*	*+22.7%*
Consolidation adjustments	*-174*	*-40*	*n.s.*	*n.s.*	*-118*	*6*	*n.s.*	*n.s.*

1. Other net income, mainly comprising recovery of expenses, was deducted from operating cost.

In the fourth quarter, **net commissions** were up by 1.4% (at historical rates) over the corresponding period of the previous year and remained nearly unchanged from 2003 levels over the entire period (down by 0.5% at historical exchange rates and by 1% at constant exchange rates). The essential stability of this item was due to a decline in commissions from asset management and administration services (down by 5.6%) and a 7.8% increase in commissions for all other areas of activity. The latter in particular benefited from commissions on guarantees and loans (up by 9.5%) which were primarily attributable to the Corporate Banking Division.

(€ million)

NET COMMISSION	YEAR 2004	YEAR 2003	CHANGE P and L restated	CHANGE percent.
Asset management, custody and administration:	1,950	2,065	- 115	- 5.6%
securities dealing and placement	*175*	*302*	*- 127*	*- 42.1%*
segregated accounts	*128*	*87*	*+ 41*	*+ 47.1%*
management of collective investment funds	*1,241*	*1,147*	*+ 94*	*+ 8.2%*
insurance products	*294*	*408*	*- 114*	*- 27.9%*
other securities	*112*	*121*	*- 9*	*- 7.4%*
Guarantees and loans	624	570	+ 54	+ 9.5%
Collection and payment services	458	450	+ 8	+ 1.8%
Forex dealing	90	85	+ 5	+ 5.9%
Tax collection services	129	133	- 4	- 3.0%
Other services	38	4	+ 34	..
Total net commission	**3,289**	**3,307**	**- 18**	**- 0.5%**

The performance of asset management, custody and administration commissions was also the natural consequence of the first phase of the restructuring of revenues, which serves as the basis for the new three-year plan. This plan calls for a reduction in front-end commissions on the placement of financial products in favour of those tied to the management of customer assets in the context of a longer time horizon. Both commissions on insurance products (down by 27.9%), which had grown for several periods, and commissions for the placement of securities (down by 42%) were down sharply after strong results in 2003. However, commissions on segregated accounts (up by 47%) rose significantly (due in part to new products with a variety of customising features) as did commissions on mutual funds (up by 8.2%). The latter rise was related to the increase in inflows and assets and the higher percentage of equity funds with higher management fees.

As in previous periods of rapid growth, **trading profits**, which fell to €993 million in 2004 from €1,287 in 2003, were related to corporate customers' risk management strategies. This business, which is now maturing, posted an almost natural decline after an expansionary phase in previous periods. The comparison with 2003 also reflects the impact of a market phase characterised by the continuing appreciation of the euro against the dollar and a lengthy period of historically low interest rates that resulted in a reduction in companies' hedging. In addition, this comparison shows that in 2003 the launch of divisionalisation resulted in remarkable business volume as a result of the synergy arising from the union, within the same Division, of UniCredit Banca d'Impresa, which determines customer needs in terms of hedging financial risks, and UBM, which is able to satisfy these needs.

Finally, other **net operating income** rose by 2.8% over 2003 (up by 1.5% at constant exchange rates) with a similar increase for both components (other income and other charges). This increase, which was concentrated in New Europe, was the result of certain non-recurring income items and the increase in charges to third parties, especially on deposit accounts.

OPERATING COSTS

Operating costs of €5,941 million for the year, were up by 3.5% over 2003, but only by 2.2% at constant exchange rates. Within this item, payroll costs changed in line with the total, while the greater increase in other administrative expenses was partly offset by the reduction in writedowns of intangible and tangible fixed assets (excluding goodwill).

(€ million)

OPERATING COSTS	YEAR 2004	YEAR 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates	FOURTH QUARTER 2004	FOURTH QUARTER 2003 restated	% CHANGE actual	% CHANGE at constant exchange rates
Payroll costs	-3,388	-3,280	+ 3.3%	+ 2.2%	-859	-834	+ 3.0%	- 0.5%
Other administrative expenses	-2,081	-1,972	+ 5.5%	+ 4.3%	-566	-533	+ 6.2%	+ 2.2%
Writedowns of intangible and tangible fixed assets	-472	-490	- 3.7%	- 5.8%	-130	-150	- 13.3%	- 17.5%
Operating costs	**-5,941**	**-5,742**	**+ 3.5%**	**+ 2.2%**	**-1,555**	**-1,517**	**+ 2.5%**	**-1.2%**
of which:								
Retail	*-2,958*	*-2,883*	*+ 2.6%*	*+ 2.6%*	*-743*	*-718*	*+ 3.5%*	*+3.5%*
Corporate and Investment Banking	*-1,013*	*-1,022*	*- 0.9%*	*- 0.9%*	*-267*	*-252*	*+ 6.0%*	*+6.0%*
Private Banking and Asset Management	*-738*	*-705*	*+ 4.7%*	*+ 6.2%*	*-193*	*-197*	*- 2.0%*	*-*
New Europe	*-1,013*	*-901*	*+ 12.4%*	*+ 3.4%*	*-309*	*-234*	*+ 32.1%*	*+5.7%*
Parent Co. and other companies[1]	*-273*	*-296*	*- 7.8%*	*- 7.8%*	*-61*	*-90*	*- 32.2%*	*-32.2%*
Consolidation adjustments	*54*	*65*	*n.s.*	*n.s.*	*18*	*-26*	*n.s.*	*n.s.*

1. Includes net other income, mostly consisting of recoveries of expenses.

Payroll costs were up by 3.3% for the twelve-month period at historical exchange rates over 2003 figures, and up by 2.2% at constant exchange rates. This was partly due to the staff acquired with the mortgage business of Abbey National Bank Italia. On an equivalent basis, the increase would have been about 2.75% (up by 1.7% at constant exchange rates) due to the following:

- A 1.45% increase (including a 1.2% increase due to exchange rate effects) in the Group's banks in Eastern Europe;
- A 0.65% increase (including a 0.15% decrease due to exchange rate effects) in the Private Banking Division as a result of the expansion of the sales force in both Private Banking and Asset Management;

- A 0.65% increase in remaining domestic areas (including the Parent Company, Italian banks, ancillary companies, product companies and other finance companies) which is the combined result of:
  - increases due to carry-over of the effects of applying (after December 2003) new pay schedules under the national collective bargaining agreement of 11 July 1999; the expansion of sales, front office and planning structures; maintenance of certain sales and specialist positions; and provision for the renewal of the national collective bargaining agreement,
  - *decreases in charges connected with the following:*
    - the incentive system in particular, especially at UniCredit Banca Mobiliare and the Parent Company, in addition to lower provisions resulting from partial differences in the structure of this system (the introduction of performance shares),
    - lower returns on internal pension funds and the adjustment of actuarial reserves for these funds.

Other administrative expenses were up by 5.5% at historical exchange rates over the previous year and by 4.3% at constant exchange rates as a result of expenses related to premises; third-party service expenses; maintenance and lease rentals for furniture, machinery and equipment; and postal and telephone expenses. The increase in the latter was also due to the increase in postal rates as well as higher expenses for communications and transparency following the implementation of the recent new regulations in this area.

(€ million)

OTHER ADMINISTRATIVE EXPENSES	YEAR		CHANGE	
	2004	2003 restated	amount	percent.
External consultants	156	145	+ 11	+7.6%
Advertising	118	140	- 22	-15.7%
Insurance	45	41	+ 4	+9.8%
Security	67	69	- 2	-2.9%
Various services rendered by third parties	265	234	+ 31	+13.2%
Expenses relating to premises	370	342	+ 28	+8.2%
Rentals	*232*	*214*	*+ 18*	*+8.4%*
Maintenance and cleaning	*70*	*63*	*+ 7*	*+11.1%*
Utilities	*68*	*65*	*+ 3*	*+4.6%*
Maintenance and lease rentals for furniture and equipment	225	202	+ 23	+11.4%
Postal, telecom and office supplies	279	260	+ 19	+7.3%
Travel expense including hire	78	69	+ 9	+13.0%
Credit information and enquires	23	16	+ 7	+43.8%
Other	191	186	+ 5	+2.7%
Total Other Expenses	**1,817**	**1,704**	**+ 113**	**+6.6%**
Indirect duties and taxes	264	268	- 4	-1.5%
Other administrative expenses	**2,081**	**1,972**	**+ 109**	**+5.5%**

NET PROFIT

The table below shows reclassified entries leading from the operating profit to net profit with a comparison to the prior year.

(€ million)

NET PROFIT	2004	2003 restated	CHANGE P and L	CHANGE percent.	2003 historical
Operating profit	**4,434**	**4,706**	**- 272**	**-5.8%**	**4,762**
Net extraordinary income	218	215	+ 3	+ 1.4%	215
Subtotal	**4,652**	**4,921**	**- 269**	**-5.5%**	**4,977**
Goodwill amortisation	-276	-264	- 12	+4.5%	-264
Provisions, writedowns and write-backs	-1,170	-1,241	+ 71	-5.7%	-1,241
- provisions for risks and charges	*-273*	*-230*	*- 43*	*+18.7%*	*-230*
- net writedowns of loans and provisions for guarantees and commitments	*-891*	*-957*	*+ 66*	*-6.9%*	*-957*
- allocation to loan loss reserve	*-*	*-44*	*+ 44*	*-100.0%*	*-44*
- net writedowns on financial fixed assets	*-6*	*-10*	*+ 4*	*-40.0%*	*-10*
Gross profit	**3,206**	**3,416**	**- 210**	**-6.1%**	**3,472**
of which: profit before extraordinary items and income tax	*2,988*	*3,201*	*- 213*	*-6.7%*	*3,257*
Income tax for the year	-1,036	-1,335	+ 299	-22.4%	-1,386
Change in the reserve for general banking risk	130	4	+ 126	"	4
Net profit for the year	**2,300**	**2,085**	**+ 215**	**+10.3%**	**2,090**
Minorities	-169	-124	- 45	+3.3%	-129
Group portion of net profit for the year	**2,131**	**1,961**	**+ 170**	**+8.7%**	**1,961**

NET PROFIT (€ million)


6,000
5,000
4,000
3,000
2,000
1,000
0
4,706
4,434
215
218
1,505
1,446
1,335
1,036
4
130
124
169
1,961
2,131
Operating profit
Extraordinary items
Provisions, writedowns and write-backs
Net profit for the year
Change in the reserve for general banking risk
Minorities
Net profit
2003 restated
2004

EXTRAORDINARY ITEMS

Net extraordinary items totalled €218 million with extraordinary income of €647 million and extraordinary charges of €429 million. The overall balance is largely unchanged from 2003, but there was an increase of nearly €200 million in both components. The most significant components of this balance are as follows:

- capital gains, net of losses, of €180 million (up by €34 million over the previous year), including €132 million from property sales (€107 million from the transfer of property from Cordusio to Modus Srl) and €39 million from the sale of equity investments;
- surplus over previous provisions of €171 million (up by €75 million over 2003) including €67 million for the "tax clean-up", i.e., the recovery of amounts previously allocated exclusively for tax purposes, but no longer allowed under new corporation tax law;
- net positive adjustments to deferred taxes for previous periods totalling €155 million, primarily following the elimination of the time limitation for recording deferred tax charges;
- charges for retirement incentive payments of €246 million, primarily connected with the 2004-2007 Industrial Plan.

GOODWILL AMORTISATION

Amortisation of goodwill and consolidation differences totalled €276 million (up by €12 million over 2003). Of this amount, €91 million was for the Pioneer Group and €69 million for the Pekao Group. The increase was due to amortisation of new acquisitions totalling €19 million (in particular Abbey National Bank Italia, ING Sviluppo Finanziaria and the new stakes in Cassa di Risparmio di Carpi and Locat), which were partly offset by a positive exchange rate effect of €7 million on the Pioneer amortisation.

PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges totalled €273 million compared to €230 million in 2003, and included amounts allocated for pending revocatory actions and other lawsuits (€107 million) and for other risks.

For a more detailed analysis of these risks, see the Notes to the Accounts where risk assessment procedures are reported.

WRITEDOWNS OF LOANS

Net writedowns of loans and provisions for guarantees and commitments (€891 million compared with €957 million in 2003, a reduction of €66 million or 6.9%) were the combined result of writedowns (€1,432 million) and write-backs (€541 million), which included €330 million in write-backs following recoveries made during the period. The reduction was concentrated in Corporate Banking (down by €104 million) - writedowns for Parmalat having been included in total writedowns for 2003 - and to a lesser extent, in New Europe (down by €14 million), but there was an increase of €37 million in Retail, due in part to the increase in positions transferred to non-performing loans as well as increased loan volume. Taking into account only the portion relating to loans and advances to customers, the net flow of writedowns for the year dropped from 0.77% in 2003 to 0.64% for the period just ended as a percentage of the corresponding asset items.

In addition, the level of writedowns for the inherent risk in performing loans increased by €116 million over December 2003 as a result of provisions (net of uses) that were largely made on exposures to those industrial sectors most affected by weak economic conditions, including the automotive industry.

GROSS PROFIT AND PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAX

The overall changes in extraordinary items, provisions and net writedowns made it possible to keep the reduction in gross profit below the reduction in operating profit (€210 million or 6.1% compared to a reduction of €272 million in operating profit), bringing gross profit to €3,206 million. Profit before extraordinary items and income tax was €2,988 million, which was down by 6.7% from 2003 results.

INCOME TAX FOR THE YEAR

Income taxes of €1,036 million were down by 22.4% from 2003 with a significant improvement in the tax rate (from 39% to 31%) as a result of the combined impact of several positive events, the most significant of which concerned:

- the tax consolidation scheme, which, starting this fiscal year allows companies to recover taxes against negative taxable income;
- the recovery of previous period losses by Clarima and UniCredit Banca per la Casa;
- the reduction in the corporation tax rate from 34% to 33%;
- the substantial reduction in the tax rate in Poland (from 28% to 19%) and the higher percentage of Group income generated abroad where tax rates are lower than Italy's;
- elimination of the three-year restriction for the calculation of deferred tax charges;
- the existence of previously taxed or exempt income (change in the fund for general banking risks; reallocation of excess funds that have already been taxed; deferred tax charges not recognised in previous periods; and exempt capital gains).

CHANGE IN FUND FOR GENERAL BANKING RISKS

The amount of the fund for general banking risks (a shareholder's equity entry that is similar to a reserve and formed over time from the allocation of taxed profits to protect against potential risks from banking activities, although international accounting standards were adopted that do not call for this reserve) was reallocated to the profit and loss account to make it fully available to shareholders, and resulted in a contribution of €130 million to net profit.

NET PROFIT FOR THE YEAR

As a result of the above, net profit totalled €2,300 million, a 10.3% increase over the previous year. The minority portion of this profit totalled €169 million, which was up by €45 million (36.3%) and was largely tied to the increase in the Pekao Group's profits. Thus, the Group's portion of net profits was €2,131 million, which was up by 8.7% over the €1,961 million for the previous year.

NET PROFIT BY DIVISION

Net profit is broken down by Division. See the corresponding sections for an analysis of the main items.

The Parent Company and other companies contributed €254 million to net profit, which was up by €136 million over 2003. Net of the change in the fund for general banking risks, the increase was €19 million, which was lower than the increase in operating profit (up by €56 million) taking into account that higher provisions and writedowns (up by €65 million) and the lower tax benefit (down by €21 million) were only partly offset by the increase in extraordinary items (up by €49 million).



Divisional Net Profit (€ million)
1,200
1,000
800
600
400
200
0
584 545
975 949
246 390
308 398
118 254
Retail
Corporate and Investment Banking
Private Banking
New Europe
Parent Company and other subsidiaries
2003
2004

(€ million)

NET PROFIT BY DIVISION	YEAR 2004	YEAR 2003 restated	CHANGE amount	CHANGE percent.	QUARTERLY FIGURES Q 4 2004	Q 3 2004	Q 4 2003
Retail	545	584	-39	-6.7%	126	161	81
Corporate and Investment Banking	949	975	-26	-2.7%	203	193	107
Private Banking and Asset Management	390	246	144	58.5%	143	88	44
New Europe	398	308	90	29.2%	106	114	65
Parent Company and other subsidiaries	254	118	136	115.3%	234	-9	154
Consolidation adjustments	-405	-270	-135	50.0%	-185	-92	-71
Net profit	**2,131**	**1,961**	**170**	**8.7%**	**627**	**455**	**380**

RECONCILIATION OF PARENT COMPANY AND CONSOLIDATED NET PROFIT

(€ million)

		2004
Parent Company net profit		**1,750**
Net profit of fully consolidated group companies		**2,591**
UniCredit Banca d'Impresa	505	
UniCredit Banca	412	
Bank Pekao (Consolidated figure)	336	
UniCredit Banca Mobiliare	308	
Pioneer Global Asset Management (Consolidated figure)	248	
Zagrebacka Banka (Consolidated figure)	125	
Cordusio Immobiliare	105	
Locat	93	
Koç Finansal Hizmetler (Consolidated figure)	73	
UniCredit Private Banking	63	
Banca dell'Umbria	62	
UniCredito Italiano Ireland	59	
UniCredit Clarima Banca	47	
Bulbank	44	
UniCredit Banca Mediocredito	31	
UniCredit Banca per la Casa	21	
UniCredito Gestione Crediti	21	
Sviluppo Finanziaria	19	
Cassa di Risparmio di Carpi	15	
Banca Agricola Commerciale San Marino	13	
UniCredit Xelion Banca	-35	
Others	26	
		4,341
Net profit of affiliates valued at net equity		**54**
Less: dividend received		**-1,826**
by the Parent Company	-1,737	
by other Group Companies	-89	
Amortisation of positive consolidation differences		**-171**
Other adjustments on consolidation		**-98**
Minorities		**-169**
Group portion of net profit		**2,131**

Lending, Deposits and Assets under Management

LOANS TO CUSTOMERS

Despite the relative recovery in economic growth compared to 2003, and in keeping with the uncertain economic environment, loan performance in 2004 was not particularly strong, and there were signs of a recovery in this area only in the second half of the year. To be specific, loans in the banking industry (for units operating in Italy, which were reported at face value excluding non-performing loans and repo transactions) increased by 5.3% on average in 2004 (up by 5.5% over year-end figures), with slightly lower growth rates than in the previous year (up by 6.4% on average in 2003 and by 6% at the end of December 2003). If loans are broken down by maturity, the growth in credit demand is solely attributable to medium and long-term loans, which increased by 13.2% on average figures in 2004 (up by 12.4% on average figures in 2003) due to demand for residential mortgages and for business loans. The latter benefited from historically low interest rates which contributed to justifying the process of restructuring loans to longer maturities. Demand for short-term loans, which is more closely tied to the economic cycle, declined with an annual reduction of 4.3% in 2004 (on average and at the end of the period) compared to a largely unchanged position in 2003.

Continuing the trend of steady growth in the fourth quarter, **the Group's loans to customers** were over €140 billion at the end of December representing a 10.8% increase in the twelve-month period. This increase, however, was partly due to a significant increase in repo transactions entered into with UBM. Net of these transactions, loans to customers were still up by 1.8% for the quarter and by 7.6% over the previous year.

LOANS TO CUSTOMERS (€ billion)


150
125
100
75
50
25
0
other
loan
types
murt
gages
127
77
50
140
81
31.12.2003
31.12.2004

The increase in loans was bolstered by mortgage growth (up by 4.8% for the quarter and by 18.9% over December 2003), which benefited from the performance of the property market and low interest rates, while leasing contracts were reduced following a securitisation transaction finalised by Locat on 1 October 2004. Excluding this transaction (in the amount of €2,525 million), the annual increase would have been greater than 25%. Other non-overdraft lending was down by 3%. This category includes import-export loans, advances and non-overdraft loans. The reduction was largely offset by the increase in current account lending (up by 5.4%).

(€ million)

LOANS TO CUSTOMERS BY LOAN TYPE	AMOUNTS AS AT 31.12.2004	31.12.2003	CHANGE FROM 31.12.2003 over	percent.
Bills discounted	973	1,124	- 151	- 13.4%
Current accounts	22,292	21,143	+ 1,149	+ 5.4%
Mortgages	58,904	49,539	+ 9,365	+ 18.9%
Other non-overdraft lending	39,262	40,458	- 1,196	- 3.0%
Leasing contracts	7,080	7,495	- 415	- 5.5%
Other transactions	7,092	6,210	+ 882	+ 14.2%
Total loans (excluding repos)	**135,603**	**125,969**	**+ 9,634**	**+ 7.6%**
Repo transactions	4,835	740	+ 4,095	+ 553.4%
Total loans to customers	**140,438**	**126,709**	**+ 13,729**	**+ 10.8%**

The performance described had a positive impact on all Divisions for the half and full-year periods. On the other hand, there was a decline in Parent Company loans, largely due to the reduction of Locat's borrowing following the securitisation transaction.

More specifically, the Retail Division reported a 4.5% increase for the quarter and a 16.1% increase over December 2003, while Corporate Banking's loans rose by 6.7% on an annual basis (up by 4.7% for the quarter). Finally, growth in New Europe (up by 6% in the fourth quarter and by 18.6% for the year) benefited from the zloty exchange rate (at constant exchange rates the increases were 2.5% in the fourth quarter and 10.5% from the beginning of 2004).

Divisional customer loans as at 31 December 2004 (€ billion)


80
70
60
50
40
30
20
10
0
57
68
2
14
Retail
Corporate Banking
Private Banking
New Europe

(€ million)

CUSTOMER LOANS BY DIVISION	AMOUNTS AS AT 31.12.2004	31.12.2003	CHANGE OVER 31.12.2003 amount	percent.	AMOUNTS AS AT 30.09.2004	% CHANGE OVER 30.09.2004
Retail	56,683	48,810	+ 7,873	+ 16.1%	54,222	+ 4.5%
Corporate and Investment Banking	67,686	63,442	+ 4,244	+ 6.7%	64,619	+ 4.7%
Private Banking and Asset Management	1,500	1,058	+ 442	+ 41.8%	1,242	+ 20.8%
New Europe	14,051	11,848	+ 2,203	+ 18.6%	13,261	+ 6.0%
Parent Co. and other companies	12,068	13,437	- 1,369	- 10.2%	14,255	- 15.3%
Consolidation adjustments	-11,550	-11,886	+ 336	- 2.8%	-12,381	- 6.7%
Total loans to customers	**140,438**	**126,709**	**+ 13,729**	**+ 10.8%**	**135,218**	**+ 3.9%**

Loans to customers were up in all areas. Loans to households and other concerns rose by €7 billion or 16.2%, an increase that was driven by residential mortgages and medium-term loans to financial companies (up by €3.4 billion) and industrial companies (up by €3 billion), the latter being bolstered by the service sector.

(€ million)

CUSTOMER LOANS BY BORROWER TYPE	AMOUNTS AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Governments	2,316	2,169	+ 147	+ 6.8%
Other government entities	3,138	3,091	+ 47	+ 1.5%
Industrial companies	73,229	70,205	+ 3,024	+ 4.3%
Financial companies	11,092	7,646	+ 3,446	+ 45.1%
Households and other concerns	50,663	43,598	+ 7,065	+ 16.2%
Total loans to customers	**140,438**	**126,709**	**+ 13,729**	**+ 10.8%**

The market share of units operating in Italy was 10.83%, which was up by about 0.1% for the period despite the decline in Parent Company loans, which particularly affected short-term loans. Excluding the Parent Company, market share was actually higher in terms of total loans (up by 0.07% in the fourth quarter and by 0.25% over 2003) and short-term loans (up by 0.19% over 2003). The market share for medium and long-term loans made further progress with an increase of over a quarter point for the year.

(Units operating in Italy)

ITALIAN MARKET SHARE – CUSTOMER LOANS	UNICREDIT GROUP MARKET SHARE			INDUSTRY AS AT 31.12.04	
	31.12.2004	30.09.2004	31.12.2003	(€ million)	% change over 31.12.2003
Short-term	10.49%	10.75%	10.67%	437,468	- 4.3%
Medium-long term	11.06%	11.11%	10.80%	658,849	+ 13.2%
Total	**10.83%**	**10.96%**	**10.74%**	**1,096,317**	**+ 5.5%**

BAD AND DOUBTFUL DEBTS

The uncertain Italian economic cycle led to a further deterioration of non-performing loans, which continued to grow in 2004. In 2004, the Italian banking industry as a whole reported an increase of about €3 billion in gross non-performing loans, i.e. 6% over December 2003. The ratio of gross non-performing loans to loans rose slightly from 4.70% at the end of 2003 to 4.72%. In 2004, the UniCredit Group's ratio of non-performing loans to total loans, calculated using like-with-like figures, rose from 3.13% to 3.15%.

Bad and doubtful debts at the industry level[1] were the result of significantly different performance in the various regions: growth rates at the beginning of the year (after Parmalat) were higher in several regions in which the Group has a significant presence, such as Triveneto, the Marches and Umbria, and to a lesser extent in Piedmont (however, in the latter region the flow of new non-

1. Based on data supplied by the official Central Risk Bureau on adjusted non-performing loans for September 2004 (latest published data).

performing loans for the first nine months rose by 20% over the same period in 2003). Faced with this negative scenario in the domestic market, the Group has benefited from the improvement reported by our New Europe banks.

On the whole, the Group's gross bad and doubtful debts increased by €561 million or 6.3% since the beginning of the year, while writedowns on the same bad and doubtful debts rose by €373 million (up by 8.9%). In addition to these, there were general writedowns of performing loans, calculated on a total basis, which posted a further prudent increase (up by €116 million over the twelve-month period) reaching a level of €1,307 million, or 0.96% of corresponding gross loans.

Thus, the book value of bad and doubtful debts with customers rose by 4% over the end of the previous year. This increase was primarily attributable to non-performing loans; however, two thirds of the increase in the latter was offset by the reduction in doubtful loans. The increase was also due to a rise in loans subject to restructuring.

(€ million)

ASSET QUALITY	AMOUNTS AS AT		CHANGE OVER 31.12.2003		AMOUNTS AS AT	% CHANGE OVER
	31.12.2004	31.12.2003	amount	percent.	30.09.2004	30.09.2004
Non-performing loans	2,621	2,373	+ 248	+ 10.5%	2,577	+ 1.7%
Doubtful loans	1,991	2,157	- 166	- 7.7%	1,928	+ 3.3%
Loans subject to restructuring	59	13	+ 46	+ 353.8%	170	- 65.3%
Restructured loans	178	136	+ 42	+ 30.9%	135	+ 31.9%
Loans to high-risk countries	52	34	+ 18	+ 52.9%	29	+ 79.3%
Total bad and doubtful debts (customers)	**4,901**	**4,713**	**+ 188**	**+ 4.0%**	**4,839**	**+ 1.3%**
Performing loans	135,537	121,996	+ 13,541	+ 11.1%	130,379	+ 4.0%
Total loans to customers	**140,438**	**126,709**	**+ 13,729**	**+ 10.8%**	**135,218**	**+ 3.9%**
Loans to high risk countries - banks	18	36	- 18	- 50.0%	35	- 48.6%
Other bad and doubtful debts - banks	1	5	- 4	-80.0%	1	-

Due to higher growth in loans to customers, the ratio of total bad and doubtful debts to total loans to customers dropped from 6.74% at the beginning of the year to 6.47% at the end of December 2004 at face value, and from 3.72% to 3.49% at book value, with an increase in the coverage ratio for the period from 47.1% to 48.2%. More specifically, considering only problem loans, non-performing loans as a percentage of the total remained substantially unchanged from the beginning of the year at book values (1.87%) due to a slight increase in this percentage at face value (from 4.45% to 4.50%) and an increase in the coverage ratio (from 59.7% to 60.2%). Doubtful loans, which were down in absolute terms, fell to 1.70% of loans at face value (2.07% at the end of the previous year) and to 1.42% of book values (from 1.70%) with a coverage ratio of 19.8% (21.2% in December 2003).

(€ million)

BAD AND DOUBTFUL DEBTS BY CATEGORY	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	COUNTRY RISK	TOTAL
As at 31.12.04					
Face value	6,586	2,484	334	65	9,469
as a percentage of total loans	*4.50%*	*1.70%*	*0.23%*	*0.04%*	*6.47%*
Writedowns	3,965	493	97	13	4,568
as a percentage of face value	*60.2%*	*19.8%*	*29.0%*	*20.0%*	*48.2%*
Book Value	2,621	1,991	237	52	4,901
as a percentage of total loans	*1.87%*	*1.42%*	*0.17%*	*0.04%*	*3.49%*
As at 31.12.2003					
Face value	5,883	2,737	244	44	8,908
as a percentage of total loans	*4.45%*	*2.07%*	*0.18%*	*0.03%*	*6.74%*
Writedowns	3,510	580	95	10	4,195
as a percentage of face value	*59.7%*	*21.2%*	*38.9%*	*22.7%*	*47.1%*
Book Value	2,373	2,157	149	34	4,713
as a percentage of total loans	*1.87%*	*1.70%*	*0.12%*	*0.03%*	*3.72%*

The face value of bad and doubtful debts in the non-performing loan and doubtful loan categories rose by €450 million (up by €665 million in 2003). This result was based on net additions from performing loans and other categories of bad and doubtful debts of €1,732 million (down 21% from €2,187 million in 2003), which were offset by recoveries of €1,517 million and €841 million in write-offs (€1,233 million and €743 million respectively in 2003). The remaining increase was in the form of overdue interest of €308 million and other net changes of €768 million (€288 million and €166 million respectively in 2003).

Bad and doubtful debts by category
(Book value as at 31 December 2004) (€ million)


5,000
4,000
3,000
2,000
1,000
0
2,621
1,991
289
4,901
Non-perfoming loans
Doubtful loans
Others
Total

Bad and doubtful debts by Division
(Book value as at 31 December 2004) (€ million)


5,000
4,000
3,000
2,000
1,000
0
2,185
1,771
888
57
4,901
Retail
Corporate Banking
New Europe
Parent Co. other subs. and adjustments
Total

Finally, below is a breakdown of bad and doubtful debts by Division at both face and book value and compared with year-end 2003, which shows that all Divisions reported a reduction in the ratio of bad and doubtful debts to loans.

(€ million)

BAD AND DOUBTFUL DEBTS BY DIVISION	RETAIL	CORPORATE BANKING	NEW EUROPE	PARENT CO. AND OTHER SUBSIDIARIES	AGGREGATE TOTAL	CONSOLIDATED TOTAL
As at 31.12.04						
Face value	3,536	2,755	3,040	108	9,439	9,469
as a percentage of total loans	*6.06%*	*3.97%*	*18.53%*	*0.79%*	*5.98%*	*6.47%*
Writedowns	1,351	984	2,152	75	4,562	4,568
as a percentage of face value	*38.2%*	*35.7%*	*70.8%*	*69.4%*	*48.3%*	*48.2%*
Book Value	2,185	1,771	888	33	4,877	4,901
as a percentage of total loans	*3.86%*	*2.62%*	*6.32%*	*0.24%*	*3.21%*	*3.49%*
As at 31.12.2003						
Face value	3,213	2,673	2,844	183	8,913	8,908
as a percentage of total loans	*6.39%*	*4.10%*	*20.55%*	*1.26%*	*6.19%*	*6.74%*
Writedowns	1,216	1,079	1,822	78	4,195	4,195
as a percentage of face value	*37.8%*	*40.4%*	*64.1%*	*42.6%*	*47.1%*	*47.1%*
Book Value	1,997	1,594	1,022	105	4,718	4,713
as a percentage of total loans	*4.09%*	*2.51%*	*8.62%*	*0.73%*	*3.40%*	*3.72%*

For the Retail Division, total gross bad and doubtful debts declined to 6.06% of related loans (compared to 6.39% in December 2003) with a coverage ratio of 38.2% (37.8% at the beginning of the year). Thus, net values also declined as a percentage of loans from 4.09% in December 2003 to 3.86%. Corporate Banking's performance was affected by the increase in transactions subject to restructuring which were characterised by a lower coverage ratio than non-performing loans, resulting in a significant reduction in the overall coverage ratio (from 40.4% to 35.7%). Thus, the lower percentage of bad and doubtful debts at face value (down by 0.13%) did not impact book values (up by 0.11%). Finally, in 2004 the New Europe Division showed a further significant decrease in the ratio of bad and doubtful debts to total loans (from 8.62% to 6.32% at book value) with a rising coverage ratio (from 64.1% to 70.8%).

DIRECT AND INDIRECT DEPOSITS

Direct deposits placed with Italian banks continued to benefit from investors' persistent aversion to risk and rose at a faster pace than in 2003. In fact, the conservative mood of investors prevailed in 2004, and notwithstanding the recovery of financial markets, they continued to prefer low-risk investments despite their lower returns.

Overall the industry's deposit base, including deposits (current accounts, savings deposits and certificates of deposit), bonds and repos, rose at an average annual rate of 6.1% in 2004 compared to 5.4% in 2003, representing a 7.1% year-on-year increase.

Bonds, in particular, grew at a faster pace (up by 11.2% in 2004 from an average of 7.2% in 2003), as did current accounts, which continued to grow at a steady rate without signs of slowing down compared to 2003 (up by an average annual rate of 7.6% in 2004 vs. 7.7% in 2003).

With regard to indirect deposits, managed assets posted further increases benefiting from high demand for securities and recovery in the stock market, but mutual funds showed only marginally positive results.

Assets in mutual funds (funds governed by Italian and foreign law managed by Italian brokers, including funds of unrelated funds) rose by only 1.4% from the end of 2003 to the end of 2004, solely due to a positive performance (3.3%) which offset a net outflow of €9.8 billion.

Against this background, Group **customers' direct and indirect deposits** rose to about €410 billion, representing a 5.7% increase for the quarter and a 10.2% increase over December 2003.
Growth in direct deposits was particularly high. Indirect deposits rose at a healthy rate, but were affected on an annual basis by the transfer of a significant position in securities held on deposit during the third quarter.

DIRECT AND INDIRECT DEPOSITS
(€ billion)


500
400
300
200
100
0
indirect deposits
direct deposits
372
237
135
388
242
146
410
253
31.12.2003
30.09.2004
31.12.2004

As a result, the main contribution to the total came from direct deposits, which rose to 38.3% of the total at year-end, compared to 37.7% in September and 36.3% at the end of the previous year.

(€ million)

DIRECT AND INDIRECT DEPOSITS BY TYPE	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003	CHANGE OVER 31.12.2003 amount	CHANGE OVER 31.12.2003 percent.	AMOUNTS AS AT 30.09.2004	% CHANGE OVER 30.09.2004
Direct deposits	**156,923**	**135,274**	**+ 21,649**	**+ 16.0%**	**146,346**	**+ 7.2%**
Total amounts due to customers (excluding repos)	87,301	81,786	+ 5,515	+ 6.7%	86,713	+ 0.7%
Repo transactions	16,516	16,190	+ 326	+ 2.0%	11,290	+ 46.3%
Securities in issue	53,106	37,298	+ 15,808	+ 42.4%	48,343	+ 9.9%
Indirect deposits[1]	**253,207**	**236,914**	**+ 16,293**	**+ 6.9%**	**241,805**	**+ 4.7%**
In administration	128,252	122,787	+ 5,465	+ 4.5%	121,820	+ 5.3%
Under management	124,955	114,127	+ 10,828	+ 9.5%	119,985	+ 4.1%
Total customer deposits	**410,130**	**372,188**	**+ 37,942**	**+ 10.2%**	**388,151**	**+ 5.7%**

1. Excluding securities and liquid assets already included in direct deposits, and duplications of Group mutual funds. Marked to market.

DIRECT DEPOSITS

Direct deposits totalled €156.9 billion, an increase of 7.2% for the quarter and 16% on an annual basis due to growth in all components.

Growth in this overall figure was primarily due to **debt securities in issue** which rose by 9.9% for the quarter and by 42.4% over the end of December 2003. The increase was due to bonds placed by the Parent Company in order to provide matched funding of planned expansion of medium and long-term lending, as well as the issuance of certificates of deposit by foreign branches in view of favourable wholesale market conditions. Bonds rose to of €24 billion representing an increase of 13.7% in the fourth quarter and about 120% over December 2003. Certificates of deposit reached €27.4 billion, about 7% higher than the level for the previous quarter and the previous year.

Repo transactions were slightly higher than at the end of 2003 due to the recovery in the last quarter, while customer deposits (excluding repos) rose sharply over the twelve-month period (up by 6.7%). Changes in this item, principally consisting of current account and savings deposits, can be broken down by Division as follows:

(€ million)

CUSTOMER DEPOSITS BY DIVISION	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003	CHANGE OVER 31.12.2003 amount	CHANGE OVER 31.12.2003 percent.	AMOUNTS AS AT 30.09.2004	% CHANGE OVER 30.09.2004
Retail	42,033	40,458	+ 1,575	+ 3.9%	41,304	+ 1.8%
Corporate and Investment Banking	11,811	10,859	+ 952	+ 8.8%	11,269	+ 4.8%
Private Banking and Asset Management	4,892	4,089	+ 803	+ 19.6%	4,450	+ 9.9%
New Europe	22,289	20,123	+ 2,166	+ 10.8%	21,738	+ 2.5%
Parent Company and other subsidiaries	7,833	7,586	+ 247	+ 3.3%	9,316	- 15.9%
Consolidation adjustments	-1,557	-1,329	- 228	+ 17.2%	-1,364	+ 14.1%
Total customer deposits (net of repos)	**87,301**	**81,786**	**+ 5,515**	**+ 6.7%**	**86,713**	**+ 0.7%**

All Divisions reported growth in both the fourth quarter and the twelve-month period; this was particularly strong in Corporate Banking (up by 4.8% in the fourth quarter and by 8.8% over December 2003), while the Retail Division saw a gradual improvement (up by 1.8% and 3.9% respectively) taking into account the positive seasonality as compared to September. Growth trends for New Europe (up by 2.5% over September and by 10.8% from the beginning of the year) also benefited from exchange rates (at constant exchange rates, the increase over December 2003 was about 3%), and was affected by the growing shift of funds towards asset management products. After a sharp increase in the first nine months of the year, the Parent Company reported a decline in the fourth quarter bringing it to a level just above the end of the previous year (up by 3.3%).

Due to customers (excluding repos) by Division as at 31 December 2004 (€ billion)



50
40
30
20
10
0
42
12
5
22
Retail
Corporate Banking
Private Banking
New Europe

The market share of the Group's units operating in Italy for direct deposits with domestic customers rose by about 1.3% over the year due to the increase in bonds. Within this aggregate, however, the market share for account deposits (current and savings accounts) declined by about 0.15%.

(Units operating in Italy)

ITALIAN MARKET SHARE - CUSTOMER DEPOSITS	UNICREDIT GROUP MARKET SHARE			INDUSTRY AS AT 31.12.04	
	31.12.2004	30.09.2004	31.12.2003	€ million	% change over 31.12.2003
Current and savings accounts	9.04%	9.25%	9.19%	620,979	+ 6.1%
Repos	20.00%	15.06%	18.46%	78,866	+ 0.6%
Securities in issue	9.53%	8.20%	5.90%	415,478	+ 9.9%
Total	**10.05%**	**9.29%**	**8.76%**	**1,115,323**	**+ 7.1%**

INDIRECT DEPOSITS

There was a significant increase in **indirect deposits** from customers during the quarter both in assets under administration (after the decline in September due to the transfer of a block of about 6 billion listed shares) and assets under management (due in part to the award of a major asset management mandate to Pioneer in the US market involving assets of $3.1 billion, or a little less than €2.3 billion). Indirect deposits at market value totalled €253.2 billion representing a 4.7% increase for the quarter (0.9% of which was due to Pioneer's new mandate) and a 6.9% increase over the twelve-month period (up by 8.4% net of the combined effect of the two extraordinary factors noted above). Within this aggregate, the administered component rose by 5.3% in the fourth quarter, and was still well above the level seen at the beginning of the year (up by 4.5%), while the managed component was up by 4.1% over September and by 9.5% over December.

Indirect **deposits under administration***, which totalled €128.3 billion at the end of December at market values, showed particularly strong growth levels in the Private Banking and Asset Management Division (up by €31.7 billion or about 20%) due in part to the placement of non-Group mutual funds, and especially in the New Europe Division (up by €11 billion or about 30% on a like-with-like basis). The Retail Division also posted significant growth (€66.4 billion representing an increase of 2%), while Corporate Banking fell significantly (nearly 11%) due to the above mentioned closure of an equity position.

At the end of the period, debt securities represented 57.6% of indirect deposits under administration (56% in December 2003), equities were 39.9% of this total (42.8% in December) and non-Group mutual funds made up the remaining 2.6% (1.2% at the end of the previous year).

ASSETS UNDER MANAGEMENT (CUSTOMERS)

At the end of December 2004, customer assets managed by the Group (including liquid assets, securities issued by Group companies and funds supporting structured bonds) totalled €128 billion, a new record, representing an increase of 3.9% in the fourth quarter and 9% over the twelve months.

(€ million)

ASSETS UNDER MANAGEMENT (CUSTOMERS)	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 amount	CHANGE FROM 31.12.2003 percent.	AMOUNTS AS AT 30.09.2004	% CHANGE FROM 30.09.2004
Italy	**90,093**	**86,145**	**3,948**	**+ 4.6%**	**88,407**	**+ 1.9%**
Investment Funds (direct sales)[1]	40,438	42,834	-2,396	- 5.6%	41,364	- 2.2%
Segregated Accounts[2]	25,755	22,749	3,006	+ 13.2%	23,940	+ 7.6%
- in investment funds	*13,775*	*11,880*	*1,895*	+ 16.0%	*12,184*	+ 13.1%
- others	*11,980*	*10,869*	*1,111*	+ 10.2%	*11,756*	+ 1.9%
Insurance policies sold	23,900	20,562	3,338	+ 16.2%	23,103	+ 3.4%
- unit linked	*18,899*	*15,600*	*3,299*	+ 21.1%	*18,008*	+ 4.9%
- others	*5,001*	*4,962*	*39*	+ 0.8%	*5,095*	- 1.8%
United States	**25,026**	**21,856**	**3,170**	**+ 14.5%**	**22,931**	**+ 9.1%**
Other international markets	**8,072**	**5,880**	**2,192**	**+ 37.3%**	**7,442**	**+ 8.5%**
New Europe	**4,835**	**3,556**	**1,279**	**+ 36.0%**	**4,431**	**+ 9.1%**
Total Assets under Management	**128,026**	**117,437**	**10,589**	**+ 9.0%**	**123,211**	**+ 3.9%**
Memorandum:						
Assets in mutual funds	109,838	100,502	9,336	+ 9.3%	104,854	+ 4.8%
- Securities funds distributed in Italy[3]	*71,620*	*68,735*	*2,885*	*+ 4.2%*	*70,188*	*+ 2.0%*
- Other mutual funds	*38,218*	*31,767*	*6,451*	*+ 20.3%*	*34,666*	*+ 10.2%*

1. Includes funds underlying structured securities.
2. Segregated accounts do not include insurance-related savings. Amounts include liquidity and securities issued by UniCredit.
3. Assogestioni standard

* Indirect deposits under administration at market value include securities on deposit in customer portfolios, excluding the Group's mutual funds portfolios, net of securities issued by Group companies (which are already included in direct deposits) and shares of Group funds (included in indirect deposits under management).

This aggregate is primarily made up of customer assets (excluding banks' portfolios) managed by the Private Banking and Asset Management Division, and in particular by the Pioneer Group. These assets represent the total in US and "international" markets and nearly all the assets managed in Italy and New Europe. Please see the related section for comments on changes in assets under management, and in particular those managed outside of Italy, which, grew overall by 9% in the fourth quarter and by 21% over year-end 2003. The year-on-year increase of about €6.6 billion was largely due to the net inflow of assets totalling about €6 billion including about €2.4 billion obtained under new management mandates, but was also due to a somewhat positive market effect attributable to exchange rate and market performance (nearly 2% of the opening balance).

Assets rose by 1.9% in Italy over September figures, and by 4.6% over the twelve-month period reaching €90 billion. This performance was bolstered by growth in segregated accounts (up by 13.2% on an annual basis), thanks to the offering of a new line of segregated accounts with numerous customisable features, and by growth in life insurance policies. The actuarial reserves of these policies, which were still driven by unit-linked policies, rose by 16.2% over December 2003. On the other hand, funds placed directly declined slightly (down by 5.6% for the year).

The Group's new **bancassurance business** for the year was €5,095 million representing a 16% decrease from the previous period. Market share figures confirmed the Group's leading position:

- in unit-linked policies, market share was 58.6% (53% in December 2003) of the bancassurance market and 42% (39.7% in December 2003) of the market overall;
- in total, market share was 12.6% (16.1% in December 2003) of the bancassurance market and 9.5% (12.3% in December 2003) of the market overall.

Mutual fund assets (as recorded by Assogestioni) rose by 4.2% for the year despite a net outflow of €391 million, while market share rose to 13.76% from 13.39% at the end of December 2003.

(Assogestioni Figures - € million)

	AMOUNTS AS AT			percent. CHANGE FROM	
INVESTMENT FUNDS: ITALIAN MARKET SHARE	**31.12.2004**	**30.09.2004**	**31.12.2003**	**Sept 04**	**Dec 03**
Italian Banking Industry	520,464	514,760	513,305	+1.1%	+1.4%
UniCredit Group	**71,620**	**70,188**	**68,735**	**+2.0%**	**+4.2%**
Market share	**13,76%**	**13,64%**	**13,39%**	**+0.13%**	**+0.37%**

SECURITIES PORTFOLIO AND INTERBANK POSITION

During the fourth quarter there was an increase of nearly €5 billion in structural liquidity due to the issuance of bonds and certificates of deposit that more than offset the increase in loans to customers. Higher liquidity was reflected in the reduction of nearly €8 billion in amounts due to banks (leaving the interbank balance almost unchanged), partly offset by a reduction in trading securities of almost €3 billion. Over the twelve-month period, structural liquidity also rose by nearly €10.7 billion, which was almost all reflected in a reduction of the negative interbank balance (loans were up by €3.7 billion and amounts due to banks were down by €6.6 billion), while the securities portfolio remained stable at a level of about €30 billion with a slight internal reconfiguration (investment securities down by €1.3 billion and trading securities up by €1.7 billion).

(€ million)

SECURITIES PORTFOLIO AND INTERBANK POSITION	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 amount	CHANGE FROM 31.12.2003 percent.	AMOUNTS AS AT 30.09.2004	% CHANGE OVER 30.09.2004
Investment and trading securities	**29,916**	**29,527**	**+ 389**	**+ 1.3%**	**33,060**	**- 9.5%**
Investment securities	*9,999*	*11,271*	*- 1,272*	- 11.3%	*9,976*	+ 0.2%
Trading securities	*19,917*	*18,256*	*+ 1,661*	+ 9.1%	*23,084*	- 13.7%
Interbank balance	**-1,181**	**-11,469**	**+ 10,288**	**- 89.7%**	**-9,114**	**- 87.0%**
Loans to banks	*36,521*	*32,783*	*+ 3,738*	+ 11.4%	*36,271*	+ 0.7%
Due to banks	*37,702*	*44,252*	*- 6,550*	- 14.8%	*45,385*	- 16.9%
Structural liquidity	**28,735**	**18,058**	**10,677**	**+ 59.1%**	**23,946**	**+ 20.0%**

EQUITY INVESTMENTS

As at 31 December, equity investments totalled €3,536 million, representing an increase of €31 million over the previous year-end.

(€ million)

EQUITY INVESTMENTS	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003	CHANGE FROM 31.12.2003 amount	CHANGE FROM 31.12.2003 percent.
Equity investments	3,398	3,368	+ 30	+ 0.9%
Equity investments in Group companies	138	137	+ 1	+ 0.7%
Total equity investments	**3,536**	**3,505**	**+ 31**	**+ 0.9%**

The change for the period was primarily due to UniCredit Banca's subscription of the second equity tranche in connection with Commercial Union Vita's capital increase (UniCredit's portion being €49 million, to maintain our 49% interest), which was approved in September 2002 to provide the company with the necessary financial resources to complete a bancassurance project undertaken with Banca Popolare Commercio e Industria. After the merger of the latter and the Banca Popolare di Bergamo Group (which led to the creation of the Banche Popolari Unite Group), the bancassurance agreement was extended to other banks in the latter Group. In order to allow Commercial Union Vita to make the investments called for by the extended agreement, last September a total capital increase of €250 million was approved in which UniCredit Banca participated with its share (€122.5 million) in January 2005.

Also worth noting was the 16.36% stake in Modus Srl, a company incorporated last December with specialist property partners such as Pirelli and Co. and Morgan Stanley Real Estate. This equity investment was part of a project which aims to reorganise and enhance the value of the Group's non-strategic property assets held by Cordusio Immobiliare S.p.A. Modus approved a capital increase of €138 million (the Group's portion was €22 million) which was caried out by the shareholders by conferring their respective property divisions. This allowed Cordusio Immobiliare to achieve a capital gain of €107 million.

During the year, the Parent Company also continued to sell minority positions in equity investments no longer considered of strategic importance.

In particular, equity investment sales included stakes in the following companies: Fincantieri Spa (3.02%), Argentea Spa (26%), RCS Mediagroup Spa (0.92%), Selezione Terza (50%), Centro Leasing Spa (5.18%), CE.P.I.M. Spa (2.13%) and Pensplan Invest SGR Spa (4.44%) resulting in total proceeds of about €57 million and a capital gain of about €21 million.

Finally, in June 2004 UniCredit auctioned its 20.3% stake in Autostrada Brescia Verona Vicenza Padova Spa ("Serenissima"). The best bid, submitted by Reconsult and Partners (a holding company of equity investments representing local industrial companies including the Gambari Group), is for the acquisition of our entire stake in Serenissima at a total price of €200 million. This sale, which is expected to be finalised in the first quarter of 2005, will generate a capital gain of €200 million.

LIST OF EQUITY INVESTMENTS

Pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999, we attach a list of equity investments in the form of shares/interests with voting rights in unlisted companies held in any form as at 31.12.04.

TRANSACTIONS WITH SUBSIDIARIES

With regard to transactions with subsidiaries and affiliates, see the Notes to Accounts for existing assets, liabilities and guarantees and commitments as at 31 December 2004 with Group companies (not fully consolidated) and with companies "subject to significant influence" pursuant to paragraph 1 of Article 19 of Legislative Decree 87/92.

INTRA-GROUP AND RELATED PARTY TRANSACTIONS

Transactions between the Parent Company, its subsidiaries and companies "subject to significant influence" as well as other related parties were mutually beneficial financially and conducted at arm's length.
See the Accounts of the Parent Company for additional details.

SHAREHOLDERS' EQUITY

As at 31 December, the Group portion of shareholders' equity was €14,036 million, an increase of €1,023 million over the end of the previous year. The increase was largely due to profits for the period, but was also to the effect of positive exchange-rate fluctuations on consolidated reserves (incorporated in Other net changes), partly offset by the distribution of dividends for 2003, an allocation to the donations reserve and a change in the fund for general banking risk.

(€ million)

Balance as at 31.12.2003	**13,013**
Changes for the year:	
Net profit	+ 2,131
Dividends distributed	- 1,080
Allocation to donations reserve	- 10
Change in fund for general banking risk	- 130
Other net changes	+ 112
Balance as at 31.12.2004	**14,036**

For additional details on changes in shareholders' equity, see Notes to Accounts, Part B, Section 8. The analysis of Parent Company vs. Consllidated shareholders' equity is provided in the annexes.


SHAREHOLDERS' EQUITY (€ million)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,168
2,309
6,146
282
2,131
Capital
Share Premium Reserve
Reserves
Revaluation Reserve
Net profit for the year

SUBORDINATED DEBT

In order to keep capital ratios at traditionally adequate levels, during the year the Parent Company launched two bond issues of €500 million each to cover maturing subordinated loans of about €625 million. Taking into account negative exchange-rate effects on transactions denominated in dollars, the amount of subordinated debt rose by about €350 million over the twelve-month period to €6,541 million at year-end.

Retail Division

The Retail Division's strategy aims at strengthening its position as the leading banking partner for households and small businesses, thanks to its high-quality range of services and the development of close, personal relationships with its customer base. At the end of 2004 the Division comprised:

- banks with strong distribution capabilities such as UniCredit Banca, Banca dell'Umbria and Cassa di Risparmio Carpi (the latter two have strong penetration in their respective markets);
- specialised banks such as UniCredit Clarima Banca (Clarima), which focuses on consumer credit and credit card loans through direct and partnership distribution channels; and UniCredit Banca per la Casa which recently grew due to the acquisition of the mortgage business of Abbey National Bank Italia (ANBI) which provides mortgages both directly and through network alliances.

(As at 31 December 2004)

MAIN SUBSIDIARIES - RETAIL DIVISION

RETAIL DIVISION	EQUITY INTEREST percent.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO percent.	EMPLOYEES	BANK BRANCHES
UniCredit Banca	100.00	66,595	412	69.7	23,413	2,591
Banca dell'Umbria	96.47	4,089	62	53.8	777	89
Cassa di Risparmio di Carpi	99.93	1,241	15	58.8	311	38
UniCredit Banca per la Casa	100.00	10,021	21	57.8	336	15
UniCredit Clarima Banca	100.00	2,734	47	48.1	299	9

The main changes made in this Division in 2004 were aimed at achieving greater efficiency and synergy. The main changes were: the transfer of TradingLab Banca to Corporate Banking; the merger of Vivacity S.p.A. into UniCredit Banca; and the transfer of Customer Relationship Management, the Call Centre and the Treasury Agency Service Back Office to the Group's service companies. The effect of these changes is incorporated in the restated figures to allow like-with-like comparison with previous periods. However, the impact of the mentioned acquisition by UniCredit Banca per la Casa of ANBI's mortgage business (which was finalised on 31 December 2003, but was to have full legal effect in 2004 even though it was included with a contribution of about €4.5 billion in the computation of volumes at year-end 2003) was excluded from the restated 2003 profit and loss account.

THE DIVISION'S OPERATIONS

LOANS TO CUSTOMERS

At the end of 2004 the Retail Division's loans to customers stood at nearly €56,700 million at book value, over 16% higher than the value stated at the end of 2003. The increase was primarily

(€ million)

KEY BALANCE SHEET FIGURES

RETAIL DIVISION	AMOUNTS AS AT DEC 2004	SEPT 2004	DEC 2003 restated	CHANGE FROM DEC 2003 amount	percent.
Loans to customers	**56,683**	**54,222**	**48,810**	**+ 7,873**	**+ 16.1%**
Mortgages	40,886	39,098	34,540	+ 6,346	+ 18.4%
Other loans	15,797	15,124	14,270	+ 1,527	+ 10.7%

driven by (mainly residential) mortgage lending, which reached a level of €40,886 million (up by 18.4% over 2003) including new business of €9 billion (up by 18% over 2003) involving more than 82,000 individual loan approvals (up by 2.7%).

The rapid growth in medium-term lending was due to the following factors stimulating both demand and supply:

- Italian households' preference for property investments due to the uncertainty of stock market returns and caution towards financial markets;
- further measures to contain the real cost of bank borrowing;
- continued tax benefits for rebuilding/refurbishment;
- shift of loan supply towards medium-term lending partly on account of lower capital absorption;
- enhanced offer in terms of products, channels and the efficiency and quality of the service provided.

UniCredit Banca and UniCredit Banca per la Casa have been prominently involved in this last aspect.

There was a significant increase in operations at **UniCredit Banca per la Casa** (UBCasa). Approximately 25,000 new loans totalling €2,803 million were approved (up by 13.6% over 2003) reflected in a growing market share (4.90% at the end of December 2003 and 5.31% in September 2004). This result was achieved due to the bank's diversified, widespread regional presence thanks to the addition of former ANBI channels (bank branches, financial consultants and national agreements) supplementing UBCasa's distribution partners (Tecnocasa, Kiron and Optima) and the creation of new products, making the range of products offered by UBCasa the broadest, most innovative and highest quality offer in the Italian market. This occurred during ANBI's merger into UBCasa which, in its various organisational phases, affected all the bank's business areas: branding and communications; products and pricing; distribution and purchasing channels; human resources, staff and branches; loans and risk management; and the organisational structure. In order to optimise organisation and contain costs, the former Abbey National Bank Italia "Information System" division was also sold to UniCredit Sistemi Informativi.

During the year UBCasa's floating-rate mortgage business, now comprising over 93% of annual loans granted, continued to grow. This trend is justified by the lower cost (3-month Euribor on a 365-day basis was 2.14% on average in 2004 compared to 4.54% for the 15-year IRS) and by the longer loan term possible (the average term of new loans in 2004 was 24 years compared to 23.7 years in 2003). There was also an increase in the average size of loans granted (from €110,000 to €113,000 over the two years). Finally, in 2004 a new partnership was launched with Pirelli (Pirelli S.R.), a new market player with significant growth prospects. This partnership will also involve an investment by UBCasa in the capital of Pirelli and C RE Franchising Holding Srl.

Other forms of customer loans also rose sharply (by €15,797 million or 10.7%). These loans benefited from the strong demand created by advertising campaigns, especially during the second half of the year. Growth in the consumer credit area was particularly noteworthy. This area reported nearly €1.3 billion in new personal loans and over 270,000 revolving credit card loans primarily through Clarima and the UniCredit Banca distribution network.

In 2004, **Clarima** continued its business of offering loan products by broadening its portfolio of products considerably and pursuing a business strategy focused on a wide number of distribution channels, as in previous years. In particular, with regard to the captive channel, collaboration with the UniCredit Banca business network has grown in order to increase the level of service given to private customers through the distribution of innovative products:

- A new personal loan (Creditexpress) was launched, which enjoyed immediate success with customers, and made it possible to significantly increase new loan volumes (about €1.2 billion or up by 65% over 2003);
- Similar success has resulted from the distribution of the new revolving credit card (UniCredit Plus) with a total of about 240,000 new cards issued during the year. At the same time, collaboration continued with UniCredit Private Banking and UniCredit Xelion Banca for the issuance of credit cards for "high end" customers (e.g., Visa Infinite, Xelion Gold).

With regard to non-captive distribution channels, there was rapid growth in the branch network dedicated to the placement of consumer credit products. At the end of 2004, the network included 9 operating branches and over 3,000 retailers under contract generating a significant volume of new loans during the year (about €100 million) in all areas of consumer credit (car loans, non-car loans, etc.). This performance is even more remarkable considering that 2004 was Clarima's first year in this market, and it confirms the validity of the strategy pursued by this company, which has set itself the goal of becoming one of the leading operators in the consumer credit sector in a short period of time.

In order to diversify and enrich the company's product portfolio, considerable emphasis was placed on relaunching one-fifth of salary assignment loans by entering into new distribution agreements with specialised finance companies. Even though this effort began only in the second half of the year, it led to significant results in the area of overall new loans (€69 million, up by 15% over 2003). As in the case of consumer credit, this decision was also strategically aimed at getting the bank competitively involved in a market expected to show strong growth in future years. In addition, development of the distribution channel continued on the basis of partnership agreements with major commercial companies. Cooperation intensified with several existing partners (Kataweb, DeAgostini, TIM, Alianz-Ras, Panorama, Lufthansa and Tiscali), and new agreements have been entered into with other companies operating in various business areas (e.g., Sara Assicurazioni).

Overall, marketing through various channels has made it possible to achieve total new loans of €2.2 billion and about 512,400 new customers, including 117,000 personal loans, 11,500 special-purpose loans, 3,900 one-fifth of salary assignment loans and 380,000 new credit cards issued during the period. At the end of the period, the credit card portfolio comprised about 520,000 cards issued, of which over 64% were revolving cards used to perform some 9 million transactions valued at €848 million (up by 146% over the previous year).

At the end of 2004, the Division's market share of loans (at face value and excluding non-performing loans and repo transactions) was 5.09% compared to 4.61% in 2003. Taking only medium and long-term lending into account, the Division had a 6.75% market share with net growth of more than a quarter of one percent over December 2003.

ASSET QUALITY

The book value of bad and doubtful debts totalled about €2,185 million compared to €1,997 million in December 2003; this corresponded to a face value of €3,536 million. Of the latter, writedowns totalled €1,351 million (€1,216 million as at 31.12.2003) resulting in coverage of 38.2% in 2004 compared to 37.8% at the end of the previous year. At book value, bad and doubtful debts were 3.86% of total loans, which was down from 4.09% as at December 2003.

More specifically, the book value of non-performing loans was €1,105 million at the end of 2004 representing 1.95% of total loans to customers (an improvement from 1.97% as at December 2003).

(€ million)

BAD AND DOUBTFUL DEBTS 2004/2003 - CUSTOMERS						
	NON-PERFORMING LOANS		**OTHER BAD AND DOUBTFUL DEBTS**		**TOTAL BAD AND DOUBTFUL DEBTS**	
RETAIL DIVISION	**31.12.2004**	**31.12.2003**	**31.12.2004**	**31.12.2003**	**31.12.2004**	**31.12.2003**
Face value	2,153	1,879	1,383	1,334	3,536	3,213
as a percentage of total loans	*3.69%*	*3.74%*	*2.37%*	*2.65%*	*6.06%*	*6.39%*
Writedowns	1,048	919	303	297	1,351	1,216
as a percentage of face value	*48.7%*	*48.9%*	*21.9%*	*22.3%*	*38.2%*	*37.8%*
Book Value	1,105	960	1,080	1,037	2,185	1,997
as a percentage of total loans	*1.95%*	*1.97%*	*1.91%*	*2.12%*	*3.86%*	*4.09%*

Finally, with regard to performing loans (about €54.8 billion at face value representing a sharp increase over the €47 billion last year), general provisions of €315 million were made corresponding to a coverage ratio of 0.58%.

DIRECT AND INDIRECT DEPOSITS

At the end of 2004, direct and indirect deposits totalled about €187.5 billion including bonds issued to meet funding requirements (about €17.5 billion). This was a 5.8% increase over December 2003 figures on a restated basis. The growth of this aggregate (about 36% of which is made up of direct deposits and the remainder of indirect deposits - assets under administration and management) was the result of intense sales activity, which attempted to place the greatest emphasis on product offerings by expanding the range of products and reconfiguring customers' deposits as a function of changed market conditions. More specifically, there was an 11.6% year-on-year increase in total direct deposits due to bond issues, while indirect deposits rose by a total of about €3.3 billion (up by 2.8% over December 2003 on a restated basis) with growth in both the managed component (up by 3.9% over the twelve-month period) and administered assets (up by 1.9%).

(€ million)

DIRECT AND INDIRECT DEPOSITS					
	AMOUNTS AS AT			**CHANGE FROM DEC 2003**	
RETAIL DIVISION	**DEC 2004**	**SEPT 2004**	**DEC 2003 restated**	**amount**	**percent.**
Direct and Indirect Deposits	**187.447**	**182.552**	**177.225**	**+ 10.222**	**+ 5,8%**
Direct deposits	67.162	63.757	60.196	+ 6.966	+ 11,6%
Indirect deposits	120.285	118.795	117.029	+ 3.256	+ 2,8%
In administration	*66.389*	*66.402*	*65.132*	*+ 1.257*	*+ 1,9%*
Under management	*53.896*	*52.393*	*51.897*	*+ 1.999*	*+ 3,9%*

Within the indirect deposit aggregate (€120.3 billion at the end of 2004 at market values), assets under administration (including the custody and administration of securities deposited by customers, but excluding segregated accounts and shares purchased in mutual funds) totalled €66.4 billion, which was about 55% of total indirect deposits. This figure was bolstered by high-quality bond placements of over €5 billion during the year and the recovery of prices in major equity markets. On the other hand, assets under management (segregated accounts, invested mutual funds and bancassurance products) totalled €53.9 billion (45% of total indirect deposits). This area also witnessed a strong commercial campaign for the sale of innovative segregated account products (Focus Invest) resulting in net deposits of over €3 billion (starting from the launch of the new product in July) and bancassurance products (policies, regular premium policies, etc.) which totalled nearly €18.7 billion compared to €15.7 billion at the end of 2003.

At the end of 2004, the market share of total funding (including bonds and repos) was 5.88% (5.44% at the end of 2003), while the market share of deposits was 6.68% (6.81% at the end of December 2003).

SALES CHANNELS

BRANCH NETWORK

The branch network, and especially that of UniCredit Banca, was rationalised in 2004, but the process had already started in 2003. Following a careful analysis of their sales potential, the strategic focus of each branch was reassessed and they were divided into "maintenance" and "growth" branches. At the same time, overlapping activities and inefficiencies created after the implementation of the S3 project were eliminated.

The approach used to implement the rationalisation process was largely based on the ABC (Customer Base Expansion) Project. The main goal of this project was to achieve bank growth in customer segments with the greatest profit potential (golden customers). The most significant actions can be summarised as follows:

- closure of redundant or overlapping facilities in the same micromarkets, whose operations were in close proximity to one another, making it appropriate to merge them;
- specialisation of certain facilities placing a focus on obtaining "golden" customers in areas with high growth potential; coverage of areas not adequately serviced by UniCredit Banca.

As a result of this approach, in 2004 the Division's branches were reduced by 156 to 2,742.

STAFF AND BRANCHES

RETAIL DIVISION	FIGURES AS AT DEC 2004	FIGURES AS AT SEPT 2004	FIGURES AS AT DEC 2003	CHANGE FROM DEC 2003 amount	CHANGE FROM DEC 2003 percent.
Number of employees	25.136	25.261	25.468	- 332	- 1,3%
Number of branches	2.742	2.840	2.898	- 156	- 5,4%

RETAIL DIVISION BRANCH NETWORK



78
145
267
570
451
77
87
21
99
21
410
54
75
182
22
71
4
39
17
52

Region	UniCredit Banca	UniCredit Banca per la Casa	UniCredit Clarima Banca	Banca dell'Umbria	Cassa di Risparmio di Carpi	Total Retail
Veneto	569	1				570
Emilia-Romagna	420	1			30	451
Piedmont	409	1				410
Lombardy	254	4	1		8	267
Latium	172	3	1	6		182
Friuli-Venezia Giulia	145					145
Apulia	97	1	1			99
Umbria	9			78		87
Trentino-Alto Adige	78					78
Marches	76			1		77
Tuscany	69	1	1	4		75
Campania	69	1	1			71
Liguria	53	1				54
Sicily	49	1	2			52
Sardinia	38		1			39
Molise	22					22
Abruzzo	21					21
Val d'Aosta	21					21
Calabria	16		1			17
Basilicata	4					4
Total	**2,591**	**15**	**9**	**89**	**38**	**2,742**

CALL CENTRE

In December 2004, the total number of phone banking customers was 545,000 (up by 22% over the end of the previous year). Inbound calls (i.e., calls coming into the bank) increased by 38% of total calls (calls handled by automated answering machines and operators); nevertheless high levels of service quality were maintained.

Calls handled by operators rose by 46%, while the number of order-related calls remained unchanged (about 103,000 for transactions involving securities, bank transfers, cell-phone recharges, etc.) as did Internet help desk inquiries (about 115,000), while requests for information on services and products rose by 25% to about 750,000.

In addition, January 2004 saw the launch of Xelion's Help Desk (UniCredit Xelion Banca is the Group bank specialising in investment advice through its financial consultants). During the year, 91,000 calls were received from about 230,000 customers.

Outbound calls (i.e., calls made from the Bank to third parties) were up by 11% over 2003 to a total of 1,210,860 calls. Most calls were made to customers, with the aim of maintaining their business and loyalty.

INTERNET BANKING

As at 31 December 2004 769,557 UniCredit Banca customers were users of our Internet Banking services; this was a 14% increase over the previous year. More specifically, individual customers were up by over 10% for the twelve months, while small businesses rose by 37%.

In 2004, service development focused on satisfying the needs of individual customers and small businesses through the relentless enhancement of services, including:

- the introduction of Online Documents, a service that allows customers to display and file in electronic format account statements (for current accounts and securities held on deposit), summary documents, bank transfer slips and all other Bank communications which can subsequently be quickly and easily accessed;
- the further enhancement of this service with functions specifically designed for small businesses (e.g., requests for bank drafts, payment orders using form F24, etc.) making this a unique and distinctive service for this segment in the Italian market.

UniCredit was the undisputed leader in terms of unique visitors: with over one million unique visitors during the quarter in public/protected areas (http/https) of the site, it maintained its leadership position throughout the year over other Italian on-line finance sites in terms of penetration. Interest in the www.unicreditbanca.it site was also confirmed by the Web Site Editor's Choice Award, which was handed out during the awards ceremony for the Interactive Key Award 2004.

A significantly higher than average number of UniCredit Banca customers use our on-line banking services to place orders, compared with other banks in the market1: over 50% of those who access the bank on the Internet place an order compared to an average of 36% for other banks.

Users of our Internet Banking service in the fourth quarter of 2004 represented 25% of total industry customers, confirming UniCredit Banca's position as the leader in the Italian on-line banking sector.

PROFIT AND LOSS ACCOUNT

The Retail Division's profit and loss account ended 2004 with a net profit of €546 million (down by 6.7% from December 2003).

2004 performance was affected by non-recurring extraordinary items such as provisions for the creation of a reserve for employment termination bonuses (partly offset by tax recovered by Clarima and UniCredit Banca per la Casa) without which the contribution to consolidated profit would have been higher.

(€ million)

PROFIT AND LOSS ACCOUNT

	YEAR		CHANGE	QUARTER		
	2004	2003 restated	percent.	Q 4 2004	Q 3 2004	Q 4 2003 restated
Net interest income	2,360	2,339	+ 0.9%	614	605	539
Trading profit (loss)	17	19	- 10.5%	5	5	4
Commissions and other net income	1,946	1,990	- 2.2%	538	482	487
Total revenues	**4,323**	**4,348**	**- 0.6%**	**1,157**	**1,092**	**1,030**
Payroll costs	-1,543	-1,501	+ 2.8%	-388	-385	-376
Other expenses, amortisation and depreciation	-1,415	-1,382	+ 2.4%	-355	-362	-342
Operating expenses	**-2,958**	**-2,883**	**+ 2.6%**	**-743**	**-747**	**-718**
OPERATING PROFIT	**1,365**	**1,465**	**- 6.8%**	**414**	**345**	**312**
Provisions and net writedowns	-334	-317	+ 5.4%	-109	-81	-125
Extraordinary income (charge) - net	-129	-8	..	-123	-1	10
Income taxes for the period	-356	-555	- 35.9%	-56	-101	-118
NET PROFIT FOR THE PERIOD	**546**	**585**	**- 6.7%**	**126**	**162**	**79**
of which: Group portion of net profit	*545*	*584*	*- 6.7%*	*126*	*161*	*81*
Cost/Income Ratio	**68.4%**	**66.3%**		**64.2%**	**68.4%**	**69.7%**

2003 figures have been restated to take into account the main impact of transfers between Divisions (and in particular TradingLab's move to Corporate and Investment Banking), but not the effect of the acquisition of the mortgage business of Abbey National Bank Italia.

REVENUES

As at 31 December 2004, net interest income was €2,360 million, representing an increase of 0.9% over the previous period, and contributed 54.6% of total revenues (53.8% at the end of 2003).

Performance was negatively affected by the decline in market rates (average annual 1-month Euribor dropped by 27 basis points from 2.35% in 2003 to 2.08% in 2004). The Division met this challenge with a significant increase in volumes transacted, up by 16.1% for loans, using year-end figures (the increase using average balances was higher taking into account that ANBI's mortgage loans were included starting in December 2003).
Quarter-on-quarter net interest income, which was on a downward trend in 2003, was on an upward path in 2004 in an environment of largely flat rates. The last quarter closed with a 12% increase over the fourth quarter of 2003 (up by 3.5% over the third quarter of 2004 as well).

Net non-interest income totalled €1,963 million in 2004, which was a 2.3% decline from 2003 on a restated basis. Within this figure, commissions and other net income were down by 2.2%, and trading profits were down by 10.5%.

Continuing a trend seen since the beginning of 2004, the reduction in commissions was the result of a specific strategy adopted by the Division. In accordance with the mission of becoming a high-quality counterparty for retail customers, it was decided to:

- strictly limit the placement and trading of unrated or low-rated securities (below A- for Standard and Poors and A3 for Moody's), or securities with an insufficient amount of liquidity, in order to protect customers from issuer insolvency or default;
- change fee structure by increasing recurring commissions and decreasing front-end, one-off fees. As confirmation of this approach, the share of the recurring component of net commissions for the management, trading and custody of assets under management and administration rose from 42% in 2003 to 45% in 2004.

Within the overall figure for **net commissions**, commissions on assets under management such as management fees and fees derived from the sale of mutual funds and segregated accounts held steady. Bancassurance products contributed somewhat less than in 2003 due to a reconfiguration of the sales mix. During the second half of 2004, there was a clear upward trend in commissions, due in part to commissions paid by Private Banking and Investment Management for the sale of a new line of segregated accounts and commissions payable on the placement of the Parent Company's bonds.

As a result, **total revenues** for 2004 were €4,323 million, slightly lower (by 0.6%) than 2003 on a restated basis, but with a rising quarterly trend in 2004 (shown in particular by third quarter revenues of €1,092 million and fourth quarter revenues of €1,157 million).

OPERATING EXPENSES

Operating expenses totalled €2,958 million, up slightly (by 2.6%) over 2003 on a restated basis. However, a like-for-like comparison with 2003 (incorporating the ANBI business we acquired) would limit growth in operating expenses to 1.3%.

More specifically, **payroll costs** of €1,543 million rose by 2.8% over 2003 on a restated basis. The increase was largely due to growth in Clarima and UBCasa business and consequent staff recruitment. In other banks of the Division, savings achieved from personnel cuts due to greater operating efficiency were offset by pay increases resulting from provisions for the future national collective bargaining agreement, planned pay increases and adjustments for performance bonuses.

Staff changes at UniCredit Banca, involving an increase in sales positions (about 700 more sales staff compared to 2003) were significant. This shift established a more direct connection between payroll costs and the development of the Bank's business.

Other **operating expenses** excluding payroll costs totalled €1,415 million (up by 2.4% over 2003 on a restated basis) reflecting differing levels of performance among companies and individual components of this figure.

In fact, these expenses, tightly controlled by UniCredit Banca, increased due to the higher expenses of the product companies Clarima and UniCredit Banca per la Casa, but are still closely related to business growth (promotional campaigns, invoice and bill discounting, fees claimed back from customers for valuations and tax).

Amortisation and depreciation dropped sharply due to the end of the amortisation and depreciation period for a portion of the asset base.

The ratio of operating expenses, inclusive of writedowns of fixed assets, to total revenues (cost/income ratio) rose to 68.4% at the end of 2004 from 66.3% for the previous year.



OPERATING PROFIT - RETAIL DIVISION (€ million)
3,000
2,500
2,000
1,500
1,000
500
0
2,339
2,360
2,009
1,963
2,883
2,958
1,465
1,365
Net interest income
Non-interest income
Operating costs
Operating Profit
2003 restated
2004

NET PROFIT

Provisions and loan writedowns totalled €334 million, an increase of 5.4% over 2003 on a restated basis. This increase was due to higher lending (including loans requiring high coverage levels such as revolving credit cards) and the adjustment of general provisions for performing loans, and, to a lesser extent, extraordinary losses for the period. The risk-associated cost (net writedowns/net loans) at 0.50% was unchanged from the end of 2003.

Net extraordinary charges totalling €129 million considerably decreased the profit for the year. This figure was affected in particular by termination bonuses of about €135 million primarily related to the 2004-2007 business plan.

Income taxes were only €356 million (compared to €555 million for 2003) due to the combined impact of the following:

- a decrease in taxes from 2003 due to a change in corporate taxation (Legislative Decree 344/2003) with the introduction of IRES [corporation tax] with a tax rate of 33% in place of the 34% rate for IRPEG in 2003;
- a decrease in taxes of about €27 million due to the tax refund for prior-year losses incurred by Clarima and UniCredit Banca per la Casa.

As a result, the **tax rate** was 39.5% representing a 9-point reduction from 2003 when the tax rate was affected by losses incurred by Clarima and UniCredit Banca per la Casa (excluding both companies in 2003 and 2004 the tax rate would have declined by about one point between the two periods).

NET PROFIT - RETAIL DIVISION (€ million)


2,000
1,500
1,000
500
0
1,465
1,365
-8
-129
317
334
555
356
1
1
584
545
Operating Profit
Extraordinary Items
Writedowns, write-backs and provisions
Income taxes for the year
Minorities
Net Profit
2003 restated
2004

Corporate and Investment Banking Division

STRATEGIC DIRECTION

With a watchful eye on credit quality, the Group's Corporate and Investment Banking Division operations aimed to offer a range of support to the national economy in a macroeconomic environment which exacerbated difficulties in the industrial sector. In 2004, the difficult economic situation had an especially negative impact on the manufacturing sector, which suffered from continually rising energy costs and record delays in investment for innovation.

In spite of a market environment unfavourable to investment growth, the Division was able to strengthen its leadership position in corporate services by leveraging strategies aimed at developing abundant, selective and high-quality lending as a basis for marketing financial and payment services, also of high quality. The realisation of the fundamental role that a focus on the corporate sector can play in the development of the country's industrial relations was the driver for the planning and launch of a strategic project known as the "covenant for growth." The purpose of this project is to contribute to the elimination of what are currently the main financial limits on growth in Italian business by signalling the beginning of a new era in relationships between banks and businesses.

In 2004, the Division's strategic direction led to an increase in new loans, and especially medium and long-term loans. Establishing a close link between risk and pricing ensured that net interest income would hold steady. The impact of difficult market conditions was mitigated by the strong focus on credit quality, which increasingly inhibited the deterioration process. Thanks to the bank's innovation and service efforts customer relationships were broadened and commission revenues increased. On the other hand, changes in the market for financial risk hedging instruments negatively impacted trading profits.

(as at 31 December 2004)

MAIN SUBSIDIARIES - CORPORATE AND INVESTMENT BANKING DIVISION

CORPORATE AND INVESTMENT BANKING	EQUITY INTEREST percent.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO percent.	EMPLOYEES	BANK BRANCHES
UniCredit Banca d'Impresa (UBI)	100,00	55.448	505	28,5	3.734	240
UniCredit Banca Mobiliare (UBM)	100,00	74.509	308	34,7	703	2
UniCredit Banca Mediocredito (UBMC)	95,96	5.132	31	54,4	239	1
Locat	99,83	8.583	93	25,7	471	-

CORPORATE TRANSACTIONS

During the year, the Division undertook reorganisation activities involving the centralisation of the Group's investment banking and factoring business areas into UniCredit Banca Mobiliare and UniCredit Factoring respectively, as well as the integration of two subsidiaries into UniCredit Banca d'Impresa. In addition, a new leasing initiative was launched in Russia.

The merger by incorporation of the subsidiary TradingLab into UBM came into effect on 1 July 2004. This new structure made it possible to improve operating efficiency and the effectiveness of the Group's investment banking penetration by taking advantage of financial engineering and product development synergy. On 1 November 2004, the merger of Grifofactor into UniCredit Factor also took effect. In addition to generating cost efficiencies, this initiative made it possible to centralise the factoring business in the Corporate Banking Division in keeping with the division and segment model.

The merger of the subsidiary UniCredit ServiceLab into Banca d'Impresa took effect on 30 June 2004. The former provides non-financial services aimed at improving the efficiency and outsourcing non-core customer services.

This service is marketed by the corporate bank's sales network which adds non-financial services to its range of financial and advisory products and services, under agreements with specialised partners.

Meanwhile, at the end of June 2004, in order to understand and satisfy customer requirements as efficiently as possible, Banca d'Impresa merged with its subsidiary UniCredit International Services (UniCIIS). The purpose of the latter company was to provide small and medium-sized companies with integrated assistance and advisory services aimed at developing foreign business.

In addition, in 2004 a project was approved for the creation of a leasing company with combined Italian and Russian ownership through our subsidiary Locat. This project, which was conceived with the encouragement of the Ministry of Productive Activities, is part of the broad framework of bilateral collaboration between Italy and the Russian Federation with the goal of creating a useful entity in support of Italian exports and strengthening ties between the two countries.

In fact, leasing is one of the most appropriate forms of financing to satisfy the growing demand for plant and equipment from industrial and manufacturing companies in Russia. Growth prospects in Russia are favourable, especially in light of the economic and institutional reform process initiated by the government of President Putin.

The NewCo will be headquartered in Moscow, and will initially operate primarily in its metropolitan area. However, there are plans to expand operations to the entire Russian Federation.

LENDING

The role played by the Corporate Banking Division in supporting Italian industry is clearly reflected in our lending record. In a year of considerable weakness in the economy and continued difficulties, especially in the manufacturing sector, the Division's total loans to customers rose to €67,686 million representing a 6.7% (€4,244 million) increase over December 2003.

(€ million)

KEY BALANCE SHEET DATA

CORPORATE AND INVESTMENT BANKING	AMOUNTS AT DEC 2004	AMOUNTS AT SEPT 2004	AMOUNTS AT DEC 2003 restated	CHANGE OVER DEC 2003 amount	CHANGE OVER DEC 2003 percent. restated
Loans to customers	**67,686**	**64,619**	**63,442**	**+ 4,244**	**+ 6.7%**
- UniCredit Banca d'Impresa (UBI)	47,922	46,712	47,648	+ 274	+ 0.6%
- UniCredit Banca Mediocredito (UBMC)	4,849	4,628	4,938	- 89	- 1.8%
- Locat	6,863	8,840	7,440	- 577	- 7.8%
- UniCredit Factoring	2,778	2,097	2,356	+ 422	+ 17.9%
- UniCredit Banca Mobiliare (UBM)[1]	5,172	2,260	1,006	+ 4,166	+ 414.1%
- Other companies	102	82	54	+ 48	+ 88.9%

1. The 2003 figure includes TradingLab.

UniCredit Banca d'Impresa

Seventy-one percent of the Division's lending related to UBI, which at the end of the period had customer loans of €47,922 million, €274 million (or 0.6%) higher than in December 2003. Lending was focused on the of SME segment with revenues under €250 million, and on offering medium and long-term loans in line with the guidelines of the "covenant for growth." During the year, UBI granted 16% of new large exposures to core customers (i.e. banking sector clients) being industrial companies excluding major groups. The bank's share of this segment rose to 12.4%.

Total loans with a residual maturity of over 18 months represented 29% of UBI's portfolio compared to 25% in 2003. Thanks to the newly introduced "district bonds" the bank was able to offer several types of medium and long-term loans for investments in equipment, applied technology, research and development, and internationalisation, in support of specific industries. All initiatives undertaken generated transactions valued at about €2,100 million.

Writedowns of €1,064 million on UBI's loan portfolio were €56 million more than in 2003. A €544 million provision on performing loans was made for prudential reasons, including cyclical weakness in the automotive sector.

UniCredit Banca Mobiliare

UBM's loans to customers totalled €5,172 million, representing 8% of the Division's total loans. This figure is significantly higher than at the end of 2003, when it was €1,006 million. This item and loans to banks (€23,995 million) together represented repo transactions carried out to fund short positions and to support banking business. Loans to companies in the large corporate segment (€32 million) were included in loans to customers.

Locat

Locat's lease business at €6,863 million represented 10% of the Division's total lending. From a purely accounting standpoint, leases fell by 7.8% compared to 2003. However, taking into account the securitisation of a portion of the performing loan portfolio, Locat's total leases in 2004 were €10,394 million (up by 9.7%) with an average balance for the period (taking into account investments for goods in process) of €10,497 million as against €9,493 million in 2003 (up by 10.6%). The market share of Locat, which is a leader in the leasing sector, showed further improvement, increasing from 12.9% in 2003 to 13.1% at the end of 2004. The total volume of new contracts for the year was €38,040 million representing growth of €5,819 million over 2003 (up by 18%). In the breakdown, the best performance was in the property sector (up by 19%) closely followed by the capital goods sector (up by 16%) and motor vehicles (up by 13%). The increase in aerospace and rail volumes was 58%.

UniCredit Banca Mediocredito

UBMC's core business grew; this business comprises corporate loans, project and acquisition finance and *Sabatini* loans. Total loans rose 5.6% over year-end 2003 to €3,770 million. In particular, project and acquisition finance increased by 17% (these areas were recently introduced by UBMC) as did loans to Italian industry (up by 11%), while *Sabatini* loans declined by 13%, though UBMC still maintains a high market share in this area at national level. The percentage of loans in areas where UBMC is no longer operational (agriculture, land and public works loans) continued to decline. Lending to these sectors fell by 19% on average bringing UBMC's total loan portfolio to €4,849 million, a decline of 1.8% over 2003. UBMC's corporate loan portfolio's risk profile improved, thanks to concentration on borrowers with the highest credit rating.

Other Subsidiaries

UniCredit Factoring's loan volumes rose by 17.9% year-on-year to €2,778 million (equal to 4% of the Division's total portfolio) compared to €2,356 million for 2003. In 2004 UniCredit Factoring, a market leader in Italy, achieved turnover of €5,904 million representing a 25% increase over 2003 despite declining volumes in the Italian market.

Lending by the Division's remaining companies totalled €102 million.

ASSET QUALITY

The impact on credit quality of the difficult economic situation was mitigated by careful credit risk management policies.

The face value of the Division's bad and doubtful debts totalled €2,755 million, which was €82 million (or 3%) higher than the figure for 2003. Writedowns applied to this aggregate were €984 million covering 35.7% of gross bad and doubtful debts. Net of writedowns, bad and doubtful debts totalled €1,771 million, or 2.6% of the overall loan portfolio (2.5% at the end of the previous period).

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS

CORPORATE AND INVESTMENT BANKING	NON-PERFORMING LOANS		OTHER BAD AND DOUBTFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003
Face value	1,891	1,792	864	881	2,755	2,673
as a percentage of total loans	*2.72%*	*2.75%*	*1.24%*	*1.35%*	*3.97%*	*4.10%*
Writedowns	769	805	215	274	984	1,079
as a percentage of face value	*40.7%*	*44.9%*	*24.9%*	*31.1%*	*35.7%*	*40.4%*
Book Value	1,122	987	649	607	1,771	1,594
as a percentage of total loans	*1.66%*	*1.56%*	*0.96%*	*0.96%*	*2.62%*	*2.51%*

UBI's bad and doubtful debts totalled €1,268 million which was consistent with its share of the Division's total loans. Writedowns on bad and doubtful debts totalled €519 million, down from €555 million at the end of 2003. UBMC's bad and doubtful debts fell by €66 million or 16.3% to €340 million, i.e. 19% of the Division's total bad and doubtful debts. Locat accounted for another €143 million in bad and doubtful debts (8% of the total).

Before writedowns of €769 million, the Division's non-performing loans totalled €1,891 million, or a 5.5% increase over December 2003 (€1,792 million). Provisions provided coverage of 40.7% of the gross amount. Net of writedowns, non-performing loans totalled €1,122 million or 1.7% of total loans to customers (1.6% at the end of 2003).

Finally, performing loans include general provisions of €751 million (or 1.13% of the total).

(€ million)

DIRECT CUSTOMER DEPOSITS

CORPORATE AND INVESTMENT BANKING	AMOUNTS AT			CHANGE OVER DEC 2003	
	2004	SEPT 2004	DEC 2003	amount	percent.
Direct customer deposits	**28,278**	**22,944**	**27,355**	**+ 923**	**+ 3.4%**
Repos	12,550	7,719	12,563	- 13	- 0.1%
Other amounts due to customers and securities in issue	15,728	15,225	14,792	+ 936	+ 6.3%

INVESTMENT BANKING AND FINANCIAL PRODUCTS

Macro-economic uncertainties, which have weighed heavily on the financial decisions of private and public companies, did not prevent the Corporate Banking Division from reasserting its leading role as provider of investment banking and financial products to the Italian market.

In the equity capital markets, UniCredit Banca Mobiliare strengthened its position in the Italian IPO market by completing some of the largest transactions in 2004, including DMT, Azimut and Geox, and by acting as joint global coordinator in the capital increase for Base Net and joint bookrunner in the accelerated book building for Socotherm shares. Thanks to its prominent role in the placement of Terna and ENEL shares in the retail market, UBM and UniCredit Group confirmed their leading position in the distribution of shares to the public in Italy.

In mergers and acquisitions, UBM executed and closed ten transactions and special assignments. Although affected by the general slowdown of its reference market, in the area of leverage finance UBM acted as lead arranger for several of the most important transactions involving corporate customers and private equity funds. To be specific, the financing for a total of €5,500 million to the Autostrade Group was finalised following the refinancing of debt to support the public offering launched in 2003 by Schemaventotto. The loan which Fastweb used in 2001 to begin its investments in broadband was also refinanced for a total of €948 million.

UBM's position in the domestic syndicated loans market was also strengthened. In addition to the transactions noted above, loans were made to Luxottica, Finmeccanica and Telecom Italia-TIM among large corporates. In the mid-corporate segment, the main transactions included acquisition financing of the Maire Group for the acquisition of Fiat Engineering, the loan made to Acciaierie Venete to expand the company's business following the acquisition of the Lusid division from Lucchini Group, and the loan to football club ACSM Como.

In the debt capital market UBM coordinated 72 transactions involving the arrangement and underwriting of bond issues on primary fixed income markets for a total of €15.8 billion and was ranked first among Italian institutions. The company also ranks first in issues for Italian issuers.

Although revenues are declining, during 2004 UBM strengthened its position as leading dealer in government securities in the euro area and confirmed its position as the leading specialist for Italian Treasury securities.

STAFF AND BRANCHES

CORPORATE AND INVESTMENT BANKING	AMOUNTS AT			CHANGE OVER DEC 2003	
	2004	SEPT 2004	DEC 2003	number	percent.
Number of employees	6,334	6,388	6,320	+ 14	+ 0.2%
Number of branches	243	242	214	+ 29	+ 13.6%

PROFIT AND LOSS ACCOUNT

The Corporate Banking Division ended 2004 with profits of €950 million. Rising profitability from growing loan volumes and higher service commission revenues nearly entirely offset lower proceeds from the placement of derivative products, negatively impacted by less favourable market conditions compared to 2003. Profit for the period was 3% lower than the previous year.

(€ million)

PROFIT AND LOSS ACCOUNT	YEAR		CHANGE	QUARTER		
CORPORATE AND INVESTMENT BANKING	2004	2003 restated	percent.	Q 4 2004	Q 3 2004	Q 4 2003 restated
Net interest income	1,504	1,474	+ 2.0%	365	388	353
Trading profit (loss)	820	1,103	- 25.7%	133	177	206
Commissions and other net income	711	689	+ 3.2%	197	153	179
Total revenues	**3,035**	**3,266**	**- 7.1%**	**695**	**718**	**738**
Payroll costs	-526	-545	- 3.5%	-127	-132	-136
Other expenses, amortisation and depreciation	-487	-477	+ 2.1%	-140	-112	-116
Operating expenses	**-1,013**	**-1,022**	**- 0.9%**	**-267**	**-244**	**-252**
OPERATING PROFIT	**2,022**	**2,244**	**- 9.9%**	**428**	**474**	**486**
Provisions and net writedowns	-562	-641	- 12.3%	-175	-128	-296
Extraordinary income (charge) - net	86	1	..	20	1	-21
Income taxes for the period	-596	-625	- 4.6%	-70	-154	-62
NET PROFIT FOR THE PERIOD	**950**	**979**	**- 3.0%**	**203**	**193**	**107**
of which: Group portion of net profit	*949*	*975*	*- 2.7%*	*203*	*193*	*107*
Cost/Income Ratio	**33,4%**	**31,3%**		**38,4%**	**34,0%**	**34,1%**

OPERATING PROFIT - CORPORATE AND INVESTMENT BANKING (€ million)



2,500
2,000
1,500
1,000
500
0
1,474
1,504
1,792
1,531
1,022
1,013
2,244
2,022
Net interest income
Non-interest income
Operating costs
Operating Profit
2003 restated
2004

As part of the reorganisation which led to the creation of the Global Banking Services Division (see Group Chart), in the second half of the year Uniriscossioni and UniCredito Gestione Crediti (our loan workout subsidiary) were moved to the new Division. These two companies' results were temporarily reported within the Corporate and Investment Banking Division up to year-end to ensure continuity of information provided in 2004. The impact of this reorganisation will be reflected in "segment reporting" starting in the first quarter of 2005 with the related restatement of comparative figures.

The profit and loss account of the Corporate Banking Division in the new format provided below shows the positive impact of the reorganisation on the Division's performance.

(€ million)

PROFIT AND LOSS ACCOUNT IN THE NEW CONFIGURATION (excluding Uniriscossioni and UniCredito Gestione Crediti)

CORPORATE AND INVESTMENT BANKING	YEAR 2004	YEAR 2003	CHANGE percent.
Total revenues	**2,861**	**3,087**	**- 7.3%**
Operating expenses	**-885**	**-901**	**- 1.8%**
OPERATING PROFIT	**1,976**	**2,186**	**- 9.6%**
Provisions and net writedowns	-532	-623	- 14.6%
Extraordinary income (charge) - net	73	-14	..
Income taxes for the year	-572	-601	- 4.8%
NET PROFIT FOR THE YEAR	**945**	**948**	**- 0.3%**
of which: Group portion of net profit	*944*	*944*	
Cost/Income Ratio	**30.9%**	**29.2%**	

REVENUES

In 2004, Corporate Banking Division companies generated more value by expanding banking business and by further refining the offer of financial advisory products and services to corporate customers. As a result, net interest income rose significantly, ending the period at €1,504 million - a year-on-year increase of 2%. Net commissions, together with other operating income, rose by 3.2% over year-end 2003 to €711 million. The performance of derivatives, which was affected by changed market conditions, had a negative effect on profit. The Division's total revenues were €3,035 million which was 7.1% lower than the figure reported for 2003.

Total revenues at **UniCredit Banca d'Impresa** were up by 4% resulting in a €1,871 million contribution to the division's total revenues. As a result of new loan growth, especially to its core customer base, and a focus on medium and long-term loans together with pricing policies closely tied to the risk profile of loans made, UBI was able to generate net interest income of €1,287 million, a 9% increase year-on-year. The increase in service income (€584 million at year-end) benefited from sharp growth in other business areas, which contributed €378 million in net commissions, 15% higher than in 2003 due primarily to the contribution from foreign business, collection and payment systems, commissions on guarantees and loans, and in particular medium and long-term loans. Customers were particularly appreciative of solutions available in the area of transactional products and services, which are constantly being expanded. The bank also strengthened its second-place ranking in terms of foreign trade market share. Higher interest and commission revenue more than offset lower trading profits (down by 34%).

UBM generated total revenues of €652 million. The reduction in income from year-end 2003 was largely due to reduced derivative sales and trading activities, whose revenues dropped from €786m to €504m. Throughout 2004, the structuring and sale of derivative products to customers was carried out in an adverse institutional and market environment. Uncertainties over the application of new international accounting standards and expectations regarding the implementation of the draft reform introduced by CONSOB Regulation No. 11522/1998 (objective criteria for identifying "qualified operators"), together with the continued appreciation of the euro against the dollar and historically low interest rates, caused companies to reduce efforts to hedge financial risks resulting in lower revenues from the sale of these products as compared to 2003.

OPERATING EXPENSES

Operating expenses including amortisation and depreciation dropped from €1,022 million in December 2003 to €1,013 million at year-end 2004.

53% of total administrative expenses was attributable to **UBI** whose operating expenses totalled €533 million. Cost saving measures implemented by UBI during 2004 made it possible to limit the growth in operating expenses to 2.7% even though a significant increase in dealings with customers resulted in the greater use of outsourced administrative and information services by various Group companies. Despite a 4% increase in the average number of employees, payroll costs remained stable.

UBM's operating expenses declined by 13.8% on an annual basis to €226 million. Payroll costs of €107 million corresponded to 16.5% of net revenue and were down by 21% from year-end 2003. Other administrative expenses (totalling €103 million) were also down by 3.3% despite capital expenditures of over €6 million made by UBM during the period, primarily for hardware and software to support the computer architecture needed for the expansion of LANs and applications for front and middle offices.

Locat's net interest and other income increased by 13.3%, while administrative expenses fell by 1.6%.

The Corporate Banking Division's cost/income ratio was 33.4%.

Operating profit was €2,022 million, a decline of 9.9% from year-end 2003.

NET PROFIT

Provisions and net writedowns totalled €562 million, which was down by 12.3% from the €641 million reported a year earlier. To be specific, loan writedowns and provisions for guarantees and commitments totalled €575 million compared to €687 million at year-end 2003. Write-backs of €99 million reported during the period were nearly the same as in 2003 (€107 million).

The Division's net profit was down by 3% from year-end 2003 to €950 million. Eighty-five percent of the Division's net profit came from UBI and UBM, which together generated €813 million in profits. With €505 million in profits (up by 16% over the €435 million at year-end 2003), UBI contributed 53% to the Division's profit. UBM ended the period with profits of €308 million, down by 30.7% from year-end 2003 pro-forma figures restated to incorporate TradingLab for a like-with-like comparison. Locat's contribution to Divisional profits was 10% - a net profit of €93 million (up by 50% year-on-year). UBMC made an additional contribution of €31 million. Other companies in the Division generated a total net profit of €14 million. The most significant contribution was from UniCredit Factoring (€9 million).

NET PROFIT - CORPORATE AND INVESTMENT BANKING (€ million)


2,500
2,000
1,500
1,000
500
0
2,244
2,022
1
86
641
562
625
596
4
1
975
949
Operating Profit
Extraordinary Items
Writedowns, write-backs and provisions
Income taxes for the year
Minorities
Net Profit
2003 restated
2004

Private Banking and Asset Management Division

The Private Banking and Asset Management Division is engaged in the business of wealth management, and in particular that of medium- to high-net-worth households, through its three business areas:

- Private Banking, through UniCredit Private Banking (UPB) and its subsidiaries
- Asset Gathering, through UniCredit Xelion Banca (Xelion)
- Asset Management, through the Pioneer Group.

(as at 31 December 2004)

MAIN SUBSIDIARIES

PRIVATE BANKING AND ASSET MANAGEMENT	EQUITY INTEREST percent.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO percent.	EMPLOYEES	BANK BRANCHES
UniCredit Private Banking	100	4,510	63	63.1	1,175	154
Pioneer Global Asset Management	100	1,841	248	51.5	1,854	-
UniCredit Xelion Banca	100	1,471	-35	163.3	286	-

Overall, the Division manages or administers financial assets worth over €170 billion through approximately 3,000 client managers including employees and tied financial consultants, with nationwide coverage, and a selective presence in the largest international financial centres (Boston, Dublin, London, Paris, Madrid, Milan, Hong Kong, Singapore, Lugano, Monaco and San Marino).

During 2004 the Division's direct and indirect deposits rose steadily - by 10.8% (about 12% at constant exchange rates) – from €155.2 billion at the end of 2003 to €171.9 billion as at 31 December 2004. This increase was the result of:

- net inflows of deposits in all three Division areas;
- a positive market effect;
- the acquisition of Safeco funds in the US.

(€ million)

DIRECT AND INDIRECT DEPOSITS

PRIVATE BANKING AND ASSET MANAGEMENT	AMOUNTS AS AT			CHANGE OVER DEC 2003	
	DEC 2004	SEPT 2004	DEC 2003 restated	amount	percent.
Direct and indirect deposits[1]	171,900	163,600	155,200	+ 16,700	+ 10.8%

1. September 2004 and December 2003 figures were restated due to the transfer of a significant institutional client from the Retail Division.

CORPORATE TRANSACTIONS

During the period, several of the Division's companies were rationalised, mainly following the reallocation of assets acquired from ING Bank between December 2003 and January 2004.

To be specific:

- The retail portion of the retail and private banking division of the Italian branch of ING Bank, the financial consultants network of Sviluppo Investimenti SIM (formerly ING Sviluppo Investimenti SIM) and the equity investment in XAA Agenzia Assicurativa S.p.A. (formerly ING Agenzia Assicurativa) all became a part of UniCredit Xelion Banca S.p.A.;
- Pioneer Global Asset Management S.p.A. bought a 100% interest in PIXel Investment Management SGRpA (formerly ING Investment Management Italia SGRpA), a company that promotes funds targeted at customers of former ING financial consultants, from Sviluppo Finanziaria;
- UniCredit Private Banking S.p.A. and PIXel acquired respectively the private and segregated account portions of the retail and private banking division of ING Bank NV's Italian branch.

After finalising the integration of operations in accordance with the Group's business profiles, it was then decided to rationalise former ING companies which were no longer considered to be strategic, through the following two mergers:

- the merger of Sviluppo Investimenti Sim S.p.A. and Employee Benefits S.p.A. into Sviluppo Finanziaria S.p.A.;
- the merger of Sviluppo Fiduciaria Sim S.p.A. into FRT – Fiduciaria Risparmio Torino Sim S.p.A. (a subsidiary of UniCredit Private Banking).

To complete the restructuring plan, Sviluppo Finanziaria S.p.A. will be merged into the Parent Company, UniCredito Italiano, in the first half of 2005.

In addition, with regard to the Asset Management area:

- On 1 April 2004 the transfer of UniCredit Banca's individual management services to Pioneer Investment Management SGRpA (PIM SGR) was finalised;
- In October 2004, as a part of the rationalisation of companies in the Czech Republic, ZB-Trust Investment Company A.S. was merged by incorporation into Pioneer Czech Investment Company A.S.;
- In October we also initiated the operational and corporate integration of PIXel Investment Management SGRpA and UniCredit Asset Management SGRpA (a subsidiary of UniCredit Private Banking) into PIM SGR, with the simultaneous merger of the mutual funds promoted and managed by PIXel into PIM SGR's funds. The operation will be finalised in the first half of 2005.

Finally, two corporate transactions were implemented to optimise the Division's development strategies:

- The execution in September by Pioneer Investment Management USA Inc. of a purchase agreement for 49% of the capital stock of Oak Ridge Investments L.L.C. (a company providing individual portfolio management services); this transaction was finalised in January 2005;
- The establishment of a new bank in Luxembourg on 1 November resulting from the conversion

of the Luxembourg branch of UniCredito Italiano. The new bank, known as UniCredit International Bank (Luxembourg) S.A., has been set up to offer products and services aimed at private customers located in all the countries where the Group is present.

THE DIVISION'S OPERATIONS

UNICREDIT PRIVATE BANKING AND SUBSIDIARIES

UniCredit Private Banking (UPB) is the Group bank devoted to satisfying the interests and needs of high net-worth individuals and non-commercial or non-manufacturing organisations with high liquid assets.

(€ million)

UNICREDIT PRIVATE BANKING - KEY BALANCE SHEET FIGURES

	AMOUNTS AS AT			CHANGE OVER DEC 2003	
	DEC 2004	SEPT 2004	DEC 2003 restated	amount	percent.
Direct and Indirect Deposits	44,549	40,119	37,566	+ 6,983	+ 18.6%
No. of Client Managers	575	573	563	+ 12	+ 2.1%
Direct and indirect deposits per client manager	77.5	70.0	66.7	+ 10.8	+ 16.1%

UPB is the largest Italian bank active only in the private banking segment. Through its 154 branches and 575 highly specialised client managers it serves about 40,000 clients.

With an integrated business approach, UniCredit Private Banking directly controls the main Group companies operating in the same customer segment, i.e., banks operating in Switzerland, the Principality of Monaco and San Marino (UniCredit Suisse, Banque Monégasque de Gestion and Banca Agricola Commerciale of the Republic of San Marino respectively); the Cordusio and FRT trust companies; UniCredit Private Wealth Advisory, a company specialising in advisory services for the management of non-liquid assets; and UniCredit Private Asset Management SGR.

In two phases, on 1 January 2004 and 1 July 2004, the latter acquired the "individual segregated accounts of investment portfolios" from UPB as a part of a plan to rationalise all the bank's segregated accounts and optimise operational risk management. In order to facilitate the integration process (aimed at centralising in a single asset management company all Italian asset management activities) on 3 January 2005 the company was sold to Pioneer Global Asset Management Spa.

In 2004, UPB took the following steps to encourage greater specialisation of its staff and product and service platforms:

- Organisational measures were implemented both by head office (to enhance advisory service functions) and by local branches (by integrating the Trentino Area with the Western Veneto Area);
- Qualitative improvements and increases in staff primarily concerned distribution, area and market governance divisions, as well as headquarters front office staff (e.g., investment managers). As at 31 December 2004 UPB had 1,175 employees; or 57 more than at the beginning of the year after 113 new recruitments and 56 terminations;
- The employee training programme involved personalised training courses for client managers and identified specific business skills for new positions as well as training in both technical and interpersonal skills;
- Customers were able to take advantage of new products (hedge funds, insurance products, new segregated accounts and the new Value Programme Platform with an integrated range of basic banking services and additional non-banking services) and new advisory services (investment advisory, active advisory and business advisory);
- Several projects were implemented to improve external communications (events, website) and internal communications (staff meetings, new publishing material, etc.), and with the co-operation of Pioneer, customer meetings were arranged to discuss market developments and proposed investment strategies.

The Division's major projects included the following:

- measures aimed at developing synergy with UniCredit Banca d'Impresa;
- plans to enhance management tools by providing client managers (starting in February) with an integrated platform for accessing financial and management information and, from the second half of the year, with new tools to support sales planning and management;
- a project launched in the spring with the New Europe Division, aimed at allowing customers living in countries where the Group has an operating presence to access products and services provided by the bank and its subsidiaries, thereby maximising potential synergies in the private banking sector.

The bank's commercial performance showed a gradual improvement during the year.

As at 31 December 2004, net assets managed by the Bank and its subsidiaries were €52.8 billion; of which approximately 84% were managed by UniCredit Private Banking alone.

At the end of the year, UPB customers' liquid assets totalled about €44.5 billion. This figure represents a 18.6% increase over the €37.6 billion as at 31 December 2003.

The bank reported net deposit inflows of over €6.3 billion including approximately €4.9 billion in stocks related to qualified equity investments under custody.

The net inflow of assets under management totalled about €140 million and was driven by growth in hedge funds (up by €480 million) and segregated accounts (up by €345 million).

Direct deposits totalled about €3.9 billion, an increase of 13.2% over year-end 2003. Excluding repos, which totalled €800 million, the increase was 15.4%. Assets under management totalled €18.2 billion (up by 5.2%), while assets under administration (excluding repos) totalled €22.4 billion (up by 33.4%).

The Bank's business strategy focused on advisory services and the sale of high-quality products and services (traditional funds, alternative funds and segregated accounts) with greater added value for clients, bank and Group.

Thanks to this strategy, sales of asset management products rose by about 6% in terms of volume over 2003 levels and revenues from recurring services (which provide the greatest degree of income stability) increased from 47% to 51% of total service revenues.

During the second half of 2004, UPB initiated steps in preparation for the implementation of the Division's new integrated business model which was approved in UniCredit's recent Strategic Plan. Among other things, this plan calls for increased focus on advisory activities by tailoring service models to differing customer segments.

UniCredit Private Banking was recognised as the best private bank in Italy and for the second year in a row (2004 and 2005) won the Euromoney Private Banking Award beating all Italian competitors as well as reputable international competitors operating in Italy.

UNICREDIT XELION BANCA

Most of 2004 was devoted to the acquisition and subsequent integration of the operations and Italian subsidiaries of the ING Group in asset gathering.

(€ million)

UNICREDIT XELION BANCA - KEY BUSINESS INDICATORS

	AMOUNTS AS AT			CHANGE OVER DEC 2003	
	DEC 2004	SEPT 2004	DEC 2003 restated	amount	percent.
Direct and Indirect Deposits	12,058	11,314	9,896	+ 2,162	+ 21.8%
Financial Studios[1]	118	117	87	+ 31	+ 35.6%
Financial Consultants	2,067	2,163	2,253	- 186	- 8.3%
Direct and indirect deposits per financial consultant[2]	5.9	5.3	4.6	+ 1.3	+ 28.3%

1. These are street-level premises, with windows and prestigious furnishing. At end-2004 there were about 280 upper-level consultants offices.

2. Does not include figures relating to former ING consultants who have not entered into an agency agreement with "Xelion".

Under the integration plan 599 financial consultants joined the bank from ING Sviluppo Investimenti SIM. Their total customer portfolio is valued at €3.2 billion and their operational organisation is totally compatible with Xelion's.

In addition, measures were taken to rationalise local management structures by concentrating the office premises used by the network of former ING consultants according to Xelion's Financial Studios model. At the end of 2004, the Financial Studios network had 118 street-level premises compared to 87 at the end of 2003, in addition to about 280 financial consultant offices.

The significant level of staff absorption following the integration process did not prevent Xelion from repeating its 2003 record performance in the net deposits sector with a total of over €2 billion, which equated to a market share of about 25%, and represented an increase of 8.4% over 2003 (on an equivalent basis). This occurred despite a decline in total net deposits of about 39% in the Italian sales network sector (€8 billion in 2004 compared to €13.2 billion for the previous period).

The number of financial consultants dropped from 2,253 on a pro-forma basis at the end of December 2003 to 2,067 at the end of December 2004 due to 245 new hires and 431 terminations.

The participation of ING's best financial consultants in the Xelion project, the increase in existing financial consultants, and the release and gradual replacement of consultants who did not meet the company's quality standards led to significant growth in the portfolio per financial consultant, which increased from €4.6 million to €5.9 million (or about 28%).

At the end of 2004, the company's total direct and indirect deposits were €12.1 billion putting Xelion in fifth place among Italian networks for volumes of assets under administration.

In an environment where customers are increasingly focused on performance and service, Xelion launched an independent advisory project ("advice") in order to achieve excellence in the following key areas:
- understanding customers' needs and investment objectives;
- offering strategic asset allocation, tactical suggestions and continual portfolio monitoring;
- building customer portfolios using the best market tools available.

Xelion enjoys "first mover" advantage over the competition as, it was the first to pioneer the offer of a broad, high quality multi-brand range of products and intends to remain at the forefront of the sector by providing qualified, independent consulting services.

PIONEER INVESTMENTS

Pioneer Investments ended 2004 with total net sales of €3.5 billion due primarily to the contribution from foreign offices.

Assets under management rose by about 9% from €119.1 billion at the beginning of the year to €129.8 billion (of this increase, 2.9% was due to net sales, 4.2% to the market effect and 1.9% to the Safeco acquisition) despite the sharp depreciation of the dollar.

As a percentage of total assets under management, the bond segment rose from 54.2% to 54.8% and the equity segment from 27.1% to 28.8%, while the weight of the balanced and money market components declined respectively from 9.3% to 6.9% and from 6.9% to 6.1%. On the other hand, the percentage of hedge funds rose sharply from 2.1% to 3.0%. Finally, the property funds transferred to Pioneer's management on 1 January 2004 represented 0.4% of the total.

(€ million)

PIONEER INVESTMENTS - ASSETS UNDER MANAGEMENT BY GEOGRAPHICAL AREA

	AMOUNTS AS AT			CHANGE OVER DEC 2003	
	DEC 2004	SEPT 2004	DEC 2003 restated	amount	percent.
Assets under management	**129,802**	**124,730**	**119,118**	**+ 10,684**	**+ 9.0%**
- Italy	93,008	91,270	88,806	+ 4,202	+ 4.7%
- United States	25,026	22,931	21,856	+ 3,170	+ 14.5%
- Other international markets	8,072	7,442	5,880	+ 2,192	+ 37.3%
- New Europe	3,696	3,087	2,576	+ 1,120	+ 43.5%

In April 2004, Pioneer Investments was rated AM2 by Fitch, the rating agency, confirming its highly competitive standing, especially in the area of investments and corporate governance.

Italy

Assets under management increased by 4.7% for the year to €93 billion.

In 2004, inflows remained largely unchanged (down by €28 million) thanks to positive contributions from the Retail sector (up by €474 million), Private sector (up by €411 million), Third Party sector (up by €494 million) and Institutional sector (up by €156 million). The contribution of the Corporate and Xelion Banca channels, however, was negative.

Market share rose to 13.76% (13.39% at the end of December 2003) representing an increase of 0.37% against the decrease reported by the bank's main competitors.

The division's most significant events for the period included the following:

- the launch, in July, of the new FocusInvest segregated accounts, sold through the Group's distribution networks, which brought in over €2 billion in just 6 months;
- sales of products aimed at institutional investors (life insurance policies and pension funds) and traditional and guaranteed-principal unit-linked policies, whose assets rose by 26.1% in 2004;
- the success of sales of the Pioneer Ethical Corporate Bond fund, whose assets grew to €900 million.

United States

Although its performance was not as impressive as in 2003, the US division continued to report a net inflow of funds: net inflows from the beginning of the year totalled €767 million.

These results were achieved primarily through the sale of closed-end funds, i.e. Pioneer Tax Advantage Balanced and Pioneer Floating Rate Trust, as well as insurance funds (variable annuities). There was also a positive contribution in the second half of the year from Pioneer High Yield and Pioneer Global High Yield, despite poor performance in the bond segment which suffered from fears of interest rate hikes.

In December, the US division's assets were supplemented by some $3 billion in mutual funds from Safeco Asset Management.

Assets in this division totalled €25 billion at the end of December, rising 1.3% net of Safeco revenues over the beginning of the year despite the sharp appreciation of the euro. In dollar terms, however, the increase was 4.5% for the same period, to $34 billion.

Other international markets

The international section achieved particularly impressive results. Inflow for the year was over €2 billion and assets under management totalled €8.1 billion.

The geographical distribution of net sales confirmed Pioneer's extensive penetration. Sales grew both in German-speaking countries (up by €628 million) where the group has been present for several decades, as well as in new regions such as Spain (up by €441 million), France (up by €145 million), Asia (up by €423 million) and Latin America (up by €287 million).

New Europe

Growth in New Europe, which accelerated towards the end of the year, continued on a pronounced upward trend with net inflows of over €700 million since the beginning of the year, due, in particular, to continued success of bond and balanced products in Poland.

Positive contributions were also made by the Czech Republic, Croatia and Bulgaria.

In Poland, Pioneer Pekao held on to its leading position among asset management companies with a 34.5% market share (up by 410 basis points from the beginning of the year).

Assets under management, located primarily in Poland, rose by over 43% since the beginning of the year to €3.7 billion.

Pioneer Alternative Investment Management

In 2004, the strong growth trend of this business unit continued with a net inflow of €1,431 million. Total assets (which are already included in the figures for the various sales divisions) reached €3.8 billion or a 56.4% increase from the beginning of the year.

The increase applied both to funds of funds acquired with Momentum and single strategy funds traditionally managed from Dublin.
A key factor in the growth of this business segment was the gradual relaxation of restrictions on distribution.

PROFIT AND LOSS ACCOUNT

The profit and loss account for 2003 was restated to take into account former ING assets acquired by the Division.

(€ million)

PROFIT AND LOSS ACCOUNT

PRIVATE BANKING AND ASSET MANAGEMENT DIVISION	YEAR 2004	YEAR 2003 restated	CHANGE percent.	QUARTER Q 4 2004	QUARTER Q 3 2004	QUARTER Q 4 2003 restated
Net interest income	101	94	+ 7.4%	28	24	24
Trading profit (loss)	4	3	+ 33.3%	-	3	1
Commissions and other net income	1,062	1,001	+ 6.1%	296	248	276
Total revenues	**1,167**	**1,098**	**+ 6.3%**	**324**	**275**	**301**
Payroll costs	-331	-304	+ 8.9%	-86	-80	-77
Other expenses, amortisation and depreciation	-407	-401	+ 1.5%	-107	-95	-120
Operating expenses	**-738**	**-705**	**+ 4.7%**	**-193**	**-175**	**-197**
OPERATING PROFIT	**429**	**393**	**+ 9.2%**	**131**	**100**	**104**
Provisions and net writedowns	-20	-44	- 54.5%	- 18	-	- 32
Extraordinary income (charge) - net	68	5	..	47	12	-
Income taxes for the period	-76	-109	- 30.3%	-14	-21	-26
NET PROFIT FOR THE PERIOD	**401**	**245**	**+ 63.7%**	**146**	**91**	**46**
of which: Group portion of net profit	*390*	*246*	*+ 58.5%*	*143*	*88*	*44*
Cost/Income Ratio	63.2%	64.2%		59.6%	63.6%	65.4%

The Private Banking and Asset Management Division ended 2004 with net profits (Group portion) of €390 million after provisions of €76 million for applicable duties and taxes and excluding about €36 million in benefits from the application of the tax consolidation scheme which was not used in the previous period.

Net profit benefited significantly from the contribution of extraordinary items of €68 million including €41 million in income for deferred tax assets, €11 million in respect of insurance indemnities for losses reported in previous periods and about €7 million in excess provisions to risk reserves.

The Division's operating profit rose by over 9% for the year. Performance in the fourth quarter was particularly impressive, showing an increase over both the third quarter and the same period in 2003.

REVENUES

Total revenues were up by 6.3% over the previous period to €1,167 million due to growth in net commissions (up by about 8% at current exchange rates and by about 9% at constant exchange rates) resulting from:

- growth in average assets under management at Pioneer (up by about 11% at current exchange rates and by about 12% at constant exchange rates) and improved asset mix;

- improved financial consultant productivity and the application of Xelion's standard terms and conditions to former ING consultants, leading to a decrease in average pay-outs.

These factors more than offset the decrease in revenues at UniCredit Private Banking (down by about 3% from 2003 on a restated basis) due primarily to the decline in net interest income resulting from the drop in market rates, and the decrease in up-front fees reflecting the business strategy adopted by the bank to improve revenue quality and stabilise profits.

The Division's particularly excellent revenue performance in the fourth quarter of 2004 was also the result of performance commissions on Italian-law mutual funds, revenue from the newly acquired Safeco assets and favourable seasonality impacting distribution networks' sales.

OPERATING EXPENSES

Operating expenses, including amortisation and depreciation costs of €30 million, totalled €738 million representing an increase of less than 5% over 2003 on a restated basis (up by about 6% at constant exchange rates).

This increase was primarily due to:

- higher payroll costs resulting from higher staff numbers and improved skill levels, an increase in the average number of employees (up by 200 employees) and a higher percentage of the variable component;
- the impact of the cost of recruiting financial consultants;
- higher percentage of project expenses, advertising expenses and business development expenses.

An indicator of the Division's improved efficiency was the performance of the cost/income ratio which stood at 63.2% in 2004, an improvement of a percentage point over the previous period, and at 59.9% in the fourth quarter of the year.

NET PROFIT - PRIVATE BANKING AND ASSET MANAGEMENT (€ million)


1,500
1,250
1,000
750
500
250
0
1,098
1,167
705
738
393
429
245
401
Revenue
Operating costs
Operating Profit
Net Profit
2003 restated
2004

New Europe Division

(as at 31 December 2004)

MAIN SUBSIDIARIES

NEW EUROPE DIVISION	EQUITY INTEREST percent.	TOTAL ASSETS (€ million)	NET PROFIT (€ million)	COST/INCOME RATIO percent.	EMPLOYEES	BRANCHES
Pekao Group (Poland)	52.93	13,896	336	55.1	16,193	784
Zagrebacka Banka Group (Croatia and Bosnia Herzegovina)	81.91	8,371	125	55.1	4,975	187
Koç Finansal Hizmetler Group (Turkey)[1]	50.00	3,388	73	44.4	1,949	86
Bulbank (Bulgaria)	85.20	1,840	44	42.8	1,747	94
Zivnostenska Banka (Czech Republic)	96.61	1,527	6	88.5	811	36
Unibanka (Slovakia)	77.21	1,266	10	78.2	1,061	69
UniCredit Romania (Romania)	99.95	320	2	80.3	679	31

1. This group's companies are consolidated on a proportional basis. The figures given represent the actual contribution to UniCredito's consolidated Accounts.

NEW EUROPE DIVISION BRANCH NETWORKS



PEKAO GROUP (Poland) 784
ZIVNOSTENSKA BANKA (Czech Rep.) 36
UNIBANKA (Slovakia) 69
KOÇ FINANSAL HIZMETLER GROUP (Turkey) 172*
* The figure given is 50% of the actual number of branches.
BULBANK (Bulgaria) 94
UNICREDIT ROMANIA (Romania) 31
ZAGREBACKA GROUP 187

Number of New Europe division branches 1.373

In 2004, the macro-economic scenario in those New Europe countries where the Group has a presence changed for the better. Positive domestic developments, together with a better international environment than in previous years contributed to this result. After the first half of the year, when GDP growth was particularly high and in many cases exceeded expectations, during the second half of the year New Europe returned to a path of more sustainable growth. Domestic demand, sustained by consumption growth and an upturn in corporate investments, replaced foreign demand in many countries as the driver of economic growth while exports remained strong.

Mounting inflationary pressures, only partly due to the price of oil, generally led the region's central banks to adopt restrictive or slightly accommodating monetary policies, in order to prevent price increases.

The entry of several New Europe countries into the European Union in 2004, and the decision of the European Council last December to sign EU entry treaties for Romania and Bulgaria in 2005 and to commence negotiations with Croatia and Turkey certainly had a positive impact. In the former countries this led to the launch of the conversion process towards European and Monetary Union, and in the others these moves provided a greater impetus to move forward with the process of economic and legislative convergence. In general, currencies appreciated, and country ratings improved or remained stable. Excluding April and May, characterised by a general sell-off in emerging markets, country risk in New Europe continued to decline, leading to a decrease in the spread over euro interest rates, which declined by about 50% during the year throughout the region.

MACROECONOMIC INDICATORS FOR THE MAIN COUNTRIES OF NEW EUROPE WITH A GROUP PRESENCE

	GDP GROWTH %		INFLATION END OF PERIOD		INTEREST RATE * END OF PERIOD		EXCHANGE RATE VS. EURO END OF PERIOD	
	2004	2003	2004	2003	2004	2003	2004	2003
Poland	5.4	3.8	4.4	1.7	6.5	5.25	4.08	4.7
Croatia	3.6	4.3	2.7	1.7	4.9	6.1	7.65	7.65
Turkey	8.1	5.8	9.3	18.4	18	26	1,836,200	1,771,638
Bulgaria	5.5	4.3	4	5.6	2.4	2.7	1.96	1.96
Czech Republic	3.7	3.7	2.8	1	2.5	2	30.46	32.41
Slovakia	5.2	4.5	5.9	9.3	4	6	38.75	41.17
Romania	8.1	4.9	9.3	14.1	17	21.25	39,390	41,158
Bosnia - Herzegovina	5	2.7	0.9	0.6	-	-	1.96	1.96

* Intervention rates for the central banks of Poland, the Czech Republic, Slovakia and Romania. For Croatia, this is the 1-week interbank rate, for Turkey, the simple overnight rate, and for Bulgaria, the basic interest rate (reference rate for commercial banks).

POLAND

In 2004, GDP in Poland rose by 5.4%. This growth was driven by an upturn in domestic demand and export growth, which was only partly affected by the appreciation of the zloty, and was bolstered by a climate of greater confidence in the country's political and economic situation and by Poland's entry into the European Union. Strong economic growth and rising inflation led the Council of Monetary Policy to raise interest rates by 1.25% between June and August. However, towards the end of the year, as inflationary pressures subsided, the Central Bank returned to a more accommodating stance in anticipation of further economic data.

CROATIA

The adoption of restrictive monetary and fiscal policies led to the correction of external imbalances in the current account deficit and public deficit, and to a moderate deceleration in the growth rate of the Croatian economy, whose fundamentals have however remarkably improved. The agreement reached in December to commence negotiations for entry into the EU starting in March 2005 was further evidence of progress made by the country in terms of economic and legislative convergence.

TURKEY

Domestic demand for consumption and investments was the driving force of strong economic growth in Turkey in 2004. Although Turkey was one of the countries most affected by the sell-off in emerging markets in April and May, positive economic performance, good results achieved in terms of disinflation and the agreement reached in December to commence negotiations for EU entry starting in October 2005 bolstered the confidence of international investors in the country allowing the Central Bank to keep interest rates on a downward trend.

BULGARIA

Economic growth in Bulgaria was driven by good levels of domestic demand, especially investment, and an upturn in exports. However the trade deficit, which is still high, led monetary policy authorities to take restrictive measures aimed at reducing bank credit growth.

OTHER COUNTRIES

In the other countries where the Group operates, positive economic performance continued, as did progress in the stabilisation and convergence process. Specifically, in Slovakia GDP growth was bolstered by a marked upturn in domestic demand despite a slowdown in exports. In order to limit the appreciation of the koruna, the Central Bank cut interest rates by 2% during the year. There was a change in the structure of growth components in the Czech Republic where investments played an increasingly significant role in GDP growth. Inflationary pressures, which were back under control at year-end, led the Czech Central Bank to increase rates by 0.5% during the summer. The Romanian economy was particularly strong and was driven by demand for consumption and investment. At the same time, inflation remained on a downward trend.

In 2004 the Division further reinforced its position in New Europe with the objective of becoming the leading bank group in a region - considered our second domestic market - of a significant size (population of over 174 million) and with greater growth prospects than the EU itself. UniCredit's strategic direction is guided by the principle that we will pay a reasonable price for banks with substantial market shares or with strong potential, to which the Group would provide guidance and support. At the same time, this strategy allows the company to benefit from future macroeconomic trends of strong growth and a gradual stabilisation and reduction of risk levels due to the convergence process and entry into the EU. Especially in 2004, the results and creation of value that the Division provided to its shareholders provided evidence of the strategic value of the Group's expansion into New Europe.

CORPORATE TRANSACTIONS IN CROATIA

In 2004 the Group continued to implement the rationalisation measures in the region started at the end of 2003 with the merger of CR Trieste Zagreb into Zagrebacka Banka. More specifically, in June 2004, two large extraordinary transactions were completed, leading to a significant streamlining of the group's equity investment structure. The first led to the integration of Varazdinska Banka into Zagrebacka Banka, consolidating the Group's position in Croatia. The second involved the merger of two Bosnian subsidiaries: Zagrebacka Banka BH and Universal Banka Sarajevo. The new entity, which later changed its name to UniCredit Zagrebacka Banka, strengthened its position as the second largest bank in the country with 63 branches and a market share of 19% in deposits and 15% in loans.

CORPORATE TRANSACTIONS IN BULGARIA

In February 2004, in order to strengthen the Group's position in the Bulgarian market, UniCredito Italiano finalised its acquisition of a controlling interest in Unileasing (a leasing company), which changed its name to UniCredit Leasing Bulgaria S.A. This transaction will allow the Group to reinforce its position in Bulgaria by taking full advantage of potential business synergy with Bulbank.

CORPORATE TRANSACTIONS IN POLAND

In February, approval was given for the integration of Pekao Leasing and Leasing Fabryczny, both of which are controlled through Bank Pekao. The new entity created by the merger is now one of the main leasing businesses in the Polish market.

POSITION IN THE REGION

As a result of the Division's excellent results in 2004, UniCredit is now one of the leading groups in New Europe in terms of total assets (€30.7 billion), net profit (€585 million, an increase of 28%) and cost/income ratio (55%). The New Europe Division also increased its contribution to Group results, both in terms of profit before extraordinary items and tax (17.8%) and Group net profit (23%), generating a considerable return on investments, which only a little more than six years from the launch of the New Europe project currently stands at an average rate of more than 14.5%.

In addition, at the end of January 2005, through its Turkish subsidiary KFS (which is jointly owned

50-50 with the industrial conglomerate Koç Holding), UniCredit signed a preliminary agreement providing for the exclusive right to initiate the due diligence process for the acquisition of 57% of the Turkish bank Yapi ve Kredi. If this transaction has a positive outcome, the amalgamation of Yapi ve Kredi and KFS will lead to the creation of a leading credit institution in the Turkish market. The new entity would be a market leader in terms of loans, credit cards, assets under management, number of customers, leasing and factoring.

THE MULTI-CENTRE FEDERAL MODEL

In 2004 the effectiveness of the multi-centre federal organisational model was confirmed for the management of banks operating in New Europe. In keeping with the Group's strategy of creating value for shareholders, this model leverages a matrix-based structure that calls for the existence of:

- independent local brands and management to ensure commercial flexibility, customer focus and high quality service;
- strong Group governance for the control and management of risk and future expansion and common initiatives among countries;
- centralised parent company functions dedicated to supporting local businesses, risk control and knowledge transfer;
- project committees for the joint management, by UniCredit and Divisional banks, of strategic or major projects aimed at fostering the development and integration of New Europe banks;
- multi-centre shared services and excellence centres for achieving economies of scope and scale using parallel business models, while preserving efficient and flexible management of aspects that are unique to each country.

THE DIVISION'S ACTIVITIES

The staff and branches of the New Europe Division were reinforced in 2004. In Milan the Division has about 60 people fully committed to guiding and supporting the development and restructuring of banks in New Europe in Planning and Control, Retail, Corporate, Credit Process and Organisation. In addition, approximately 30 employees, assigned to other centralised parent company functions, primarily look after the Division's banks.

In conjunction with other functions of the Parent Company, the Division directly managed risk and control functions. In addition, it used this dedicated structure, to continually support New Europe affiliates. This activity was directed at major strategic projects (such as the redesigning of information systems and credit processes, the establishment of "product factories", the development of multi-channel distribution systems, the revision of organisation and processes, etc.) and at providing immediate support to operations (new product launch and development; productivity optimisation; improved cost efficiency; implementation of planning, monitoring and incentive systems, etc.).

In addition to employees of the Division, about 45 employees seconded to the banks in the region provide fundamental support. These include the Deputy CEO of each New Europe bank working alongside a local CEO.

INTER-AREA PROJECTS

In 2004 the implementation of inter-area projects continued, involving all banks in the Division. With the goal of creating value for the Group, these projects are aimed at providing growing revenue-generating capability, increased efficiency, a stronger image and greater international visibility for UniCredit. The main projects carried out (some of which were started in previous years) were as follows:

- the development and completion of new information systems in our New Europe banks in order to reduce operational risk and provide the technological tools needed to create a common business model and optimise costs at the same time; of particular significance was Bank Pekao's completion of the migration of its branches to the new IT system in 2004;
- the redesign of the credit approval, risk monitoring and loan recovery processes of our New Europe banks, in order to reduce the cost of related risk and ensure that the banks follow the Group's best practices; the launch of new measures to increase risk asessment and management skills;
- the dissemination of a sales performance culture by making the Group's best practices widely available in sales support tools, training, planning procedures and in the management and monitoring of customer acquisition campaigns; the development and retention of the customer base;

From a business standpoint, additional projects were implemented aimed at concentrating growth in the most attractive market areas. To this end, new service models, specialised and differentiated by segment, were developed for the most recently acquired banks. These common strategic directions were further refined as a function of the unique characteristics of individual countries and the differing positions of Group banks in their reference markets. In particular, for banks that already occupy a leading position in their respective countries (Pekao, Zagrebacka and Bulbank), the focus was on increasing profitability and strengthening existing positions, while for Unibanka, Zivnostenska, UniCredit Romania and KFS the preferred strategy was for rapid, steady growth in market share through aggressive campaigns to acquire new customers and expand the sales network.

SERVICES PROVIDED TO ITALIAN COMPANIES

In order to provide support for its customers, and on the basis of the past success of this initiative, UniCredit further developed its New Europe Desks at the Group's foreign banks. Through an integrated service and close co-ordination between the Italian banks and those in New Europe, the purpose of these desks is to provide assistance to the Group's Italian customers or customers from other New Europe banks for their foreign business and in identifying business opportunities. In 2004 specific support in the banking area as well as the commercial, legal and tax areas was provided to over 3,300 Italian companies operating in New Europe.

OPERATING PROFIT

In 2004 the New Europe Division achieved the best results since its inception, both in absolute terms and in terms of its contribution to the Group's goals.

This excellent performance is reflected in all profit and loss and balance sheet figures.

The division's net profit before minorities was €585 million corresponding to an excellent ROE of 20%. The Group portion of net profit after minorities (significant in Bank Pekao and Zagrebacka Banka) was €398 million. Although net profit for the UniCredito Group rose by 8.7% in 2004 due to higher growth, the Division was able to achieve a higher level of contribution to Group results, which in 2004 was 18%.
These excellent results were due to the superior performance of all our New Europe banks.

(€ million)

PROFIT AND LOSS ACCOUNT (at constant exchange rates)

NEW EUROPE	YEAR 2004	YEAR 2003 restated	CHANGE percent.	QUARTER Q 4 2004	QUARTER Q 3 2004	QUARTER Q 4 2003 restated
Net interest income	1,154	1,123	+ 2.8%	299	296	282
Trading profit (loss)	128	117	+ 9.4%	30	41	24
Commissions and other net income	553	511	+ 8.2%	146	125	141
Total revenues	**1,835**	**1,751**	**+ 4.8%**	**475**	**462**	**447**
Payroll costs	-492	-483	+ 1.9%	-124	-123	-125
Other expenses, amortisation and depreciation	-521	-497	+ 4.8%	-155	-122	-139
Operating expenses	**-1,013**	**-980**	**+ 3.4%**	**-279**	**-245**	**-264**
OPERATING PROFIT	**822**	**771**	**+ 6.6%**	**196**	**217**	**183**
of which: Pekao Group	*456*	*419*	*+ 8.8%*	*122*	*101*	*99*
Zagrebacka Banka Group	*162*	*164*	*- 1.2%*	*43*	*52*	*31*
Koç Finansal Hizmetler Group	*134*	*114*	*+ 17.5%*	*35*	*37*	*26*
Other companies	*75*	*78*	*- 3.8%*	*7*	*22*	*29*
Adjustments	*-5*	*-4*	*+ 25.0%*	*- 11*	*5*	*-2*
Provisions and net writedowns	-143	-194	- 26.3%	-40	-32	-74
Extraordinary income (charge) - net	31	36	- 13.9%	21	14	11
Income taxes for the period	-125	-155	- 19.4%	-34	-30	-24
NET PROFIT FOR THE PERIOD	**585**	**458**	**+ 27.7%**	**143**	**169**	**96**
of which: Group portion of net profit	*398*	*324*	*+ 22.8%*	*97*	*116*	*70*
Cost/Income Ratio	**55.2%**	**56.0%**		**58.7%**	**53.0%**	**59.1%**

Specifically, Bank Pekao, which is the Division's largest bank, benefited from the excellent performance of the Polish economy. This performance was reflected in the bank's revenues which, despite a decline in net interest income, were up by 3.3% at constant exchange rates and by

18.8% at historical exchange rates, due to strong growth in commissions and other income. Thanks to the excellent cost control measures, resulting in a 1% decline in costs at constant exchange rates, operating profit rose by nearly 9%. This performance, in conjunction with a careful loan approval and risk control process, led to a 48% increase in profits at constant exchange rates.

Zagrebacka Banka and especially Koç Financial Services (KFS) fully benefited from the excellent performance of the economy in their respective countries, which translated into good growth in volume and revenue. This performance, together with good cost and risk controls, led to profit before extraordinary items and income tax as well as net profit which exceeded even the most optimistic expectations.

The tight cost control policy adopted by our New Europe banks translated into a limited increase in operating expenses of 3.4% even though weighted average inflation in the area was about 4%. This increase was also partly due to costs relating to expansion in certain areas such as Romania and Turkey. Payroll costs rose by 1.9%, as well as other administrative expenses, which were in line with weighted average inflation in the area. Amortisation and depreciation grew at a faster pace primarily due to the installation of several major information systems at Bulbank. Efficiency also improved. The cost/income ratio was 55.2% representing an improvement of nearly one percent from the previous year.

Operating profit for the entire Division was €822 million, up by nearly 7% at constant exchange rates and on an equivalent basis. Excellent credit risk controls translated into a reduction of about €50 million in provisions and writedowns, and together with the rise in operating profit, resulted in an increase in profit before extraordinary items and income tax of about 18%.

Extraordinary income remained largely unchanged, but the optimisation of the tax position, and the reduction of tax rates in some New Europe countries, allowed the Division to generate a net profit of €585 million including the Group portion of €398 million. This was a record profit figure for the Division representing an increase of nearly 23% over the previous year.

NET PROFIT - NEW EUROPE DIVISION (€ million)


2,000
1,500
1,000
500
0
1,751
1,835
980
1,013
771
882
458
585
134
187
324
398
Revenue
Operating costs
Operating Profit
Net Profit
Minorities
Net Profit Group
2003
2004

ASSETS AND LIABILITIES

As at 31 December 2004, total assets of the Division's banks were €30,751 million with a 10.5% increase in loans to customers. Customer deposits and securities in issue totalled €22,974 million representing a 3.4% increase over 2003. The ratio of loans to deposits from customers as at year-end 2004 rose further from 57.2% at the end of 2003 to 61.1%.

(€ million)

KEY BALANCE SHEET FIGURES

NEW EUROPE	AMOUNTS AT DEC 2004	SEPT 2004	DEC 2003 restated	CHANGE OVER DEC 2003 amount	percent.
Loans to customers (at constant exchange rates)	**14,051**	**13,709**	**12,714**	**+ 1,337**	**+ 10.5%**
- Pekao Group	6,255	6,166	5,977	+ 278	+ 4.7%
- Zagrebacka Banka Group	4,184	4,120	3,865	+ 319	+ 8.3%
- Koç Finansal Hizmetler Group	1,354	1,315	1,028	+ 326	+ 31.7%
- Other companies	2,258	2,108	1,844	+ 414	+ 22.5%
Due to customers and securities in issue (at constant exchange rates)	**22,974**	**23,409**	**22,201**	**+ 773**	**+ 3.5%**
- Pekao Group	10,667	11,462	11,593	- 926	- 8.0%
- Zagrebacka Banka Group	6,246	6,160	5,658	+ 588	+ 10.4%
- Koç Finansal Hizmetler Group	2,153	1,893	1,715	+ 438	+ 25.5%
- Other companies	3,908	3,894	3,235	+ 673	+ 20.8%

ASSET QUALITY

In 2004 several projects and measures were implemented to improve the entire credit process through the various phases of loan approval, risk monitoring and loan recovery for the corporate and retail segments. In addition, specific work groups were organised to improve the skills of all staff involved in the credit process. These measures, together with the introduction of conservative lending policies, led to a considerable reduction in writedowns and provisions and to a substantial improvement in credit quality compared to 2003.

(€ million)

BAD AND DOUBTFUL DEBTS - CUSTOMERS

	NON-PERFORMING LOANS		OTHER BAD AND DOUBTFUL DEBTS		TOTAL BAD AND DOUBTFUL DEBTS	
NEW EUROPE	31.12.2004	31.12.2003	31.12.2004	31.12.2003	31.12.2004	31.12.2003
Face value	2,450	2,115	590	729	3,040	2,844
as a percentage of total loans	*14.93%*	*15.28%*	*3.60%*	*5.27%*	*18.53%*	*20.55%*
Writedowns	2,077	1,720	75	102	2,152	1,822
as a percentage of face value	*84.8%*	*81.3%*	*12.7%*	*14.0%*	*70.8%*	*64.1%*
Book Value	373	395	515	627	888	1,022
as a percentage of total loans	*2.66%*	*3.33%*	*3.67%*	*5.29%*	*6.32%*	*8.62%*

The coverage ratio of non-performing loans improved by 3.45% - from 81.3% at the end of 2003 to 84.8% at the end of 2004 - while the percentage of net non-performing loans to net loans improved by 0.68% - from 3.33% at the end of 2003 to 2.66% at the end of 2004. A similar positive change was shown by total bad and doubtful debts, where the coverage ratio rose to an even greater extent, i.e., by 6.7% (from 64.1% at the end of 2003 to 70.8% at the end of 2004). The percentage of bad and doubtful debts to net loans also improved by 2.3% - from 8.62% at the end of 2003 to 6.32% at the end of 2004.

PERSONNEL

Major internal reorganisation combined with individual banks' natural turnover enabled us to contain payroll costs over the years, while preserving good industrial relations. In 2004 payroll costs rose by a mere 1.7% despite weighted average inflation of about 4.5%. The number of employees in the Division's companies totalled 27,568 (28,039 in 2003) while average productivity (revenue per employee) was up by about 6% at constant exchange rates and on an equivalent basis.

STAFF AND BRANCHES

	AS AT			CHANGE OVER DEC 2003	
	DEC 2004	SEPT 2004	DEC 2003 restated	number	percent.
Number of employees	27,568	27,813	28,039	- 471	- 1.7%
Number of branches	1,287	1,286	1,281	+ 6	+ 0.5%

HOW THE DIVISION HAS GROWN 1999 - 2004

A little more than five years after its initial investment, the Group has become a strong and significant presence in New Europe in terms both of its commitment to acquisitions (with total investments of €2.6 billion) and internal growth and the consolidation and reorganisation of operations. The Division has reported high growth rates both in profit and assets and liabilities.

In the period 1999–2004 there was significant growth in net interest income (an 18% average annual increase), commission revenues (a 24% average annual increase) and total revenues (an 18.5% average annual increase), while the average annual increase in operating expenses was held to 13.3%. The Division's average annual operating profit rose by 27.5%, while profit before extraordinary items and income tax rose at an average annual rate of 50%.

Taking into account income taxes, the Division's profit rose by 73.8% on an annual basis, while the Group's portion of net profit rose by an average of 61%.

(€ million)

HOW THE NEW EUROPE DIVISION'S PROFITS HAVE GROWN SINCE 1999 (at historical exchange rates) Not restated: actual banks controlled at each year-end[1]							
NEW EUROPE	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**ANNUAL COMPOUND % CHANGE**
Net interest	1,126	1,035	1,023	938	810	491	18.1%
Dividends and other income from equity investments	28	7	3	4	1	- 12	-218.5%
Net interest income	**1,154**	**1,042**	**1,026**	**942**	**811**	**479**	**19.2%**
Total net commission	444	418	328	283	231	150	24.2%
Other	237	159	314	316	233	157	8.6%
Total revenues	**1,835**	**1,619**	**1,668**	**1,541**	**1,275**	**786**	**18.5%**
Operating expenses	- 1,013	- 904	- 825	- 754	- 724	- 542	13.3%
Operating profit	**822**	**715**	**843**	**787**	**551**	**244**	**27.5%**
Provisions and writedowns	- 143	- 177	- 395	- 207	- 232	- 156	-1.7%
Profit before extraordinary items and income tax	**679**	**538**	**448**	**580**	**319**	**88**	**50.5%**
Extraordinary income (charges)	31	33	40	- 5	71	- 3	-259.5%
Income tax for the year	- 125	- 144	- 143	- 164	- 122	- 48	21.1%
Net profit for the year	**585**	**427**	**345**	**411**	**268**	**37**	**73.7%**
Minorities	- 187	- 120	- 138	- 183	- 100	-	
Profit before acquisition	-	-	21	-	-	-	
Group portion of net profit for the year	**398**	**307**	**228**	**228**	**168**	**37**	**60.8%**

1. Figures for 2004 and 2003 include the Pekao Group, Zagrebacka Group, KFS Group, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include the Pekao Group, Zagrebacka Group, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include the Pekao Group, Splitska Banka, Bulbank and UniBanka; 1999 figures include only the Pekao Group.

HOW NEW EUROPE NET PROFITS HAVE GROWN (€ million)



600
500
400
300
200
100
0
37
268
411
345
427
585
1999
2000
2001
2002
2003
2004

The Division's growth is also reflected in the performance of assets and liabilities: during the period reviewed, the average annual growth rate of total assets was 16.6%, while the average annual growth rates for loans and customer deposits were 17.1% and 16.4% respectively.

(€ million)

HOW NEW EUROPE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY HAVE GROWN SINCE 1999 (at historical exchange rates)
Not restated: actual banks controlled at each year-end[1]

NEW EUROPE	2004	2003	2002	2001	2000	1999	ANNUAL COMPOUND % CHANGE
Assets							
Due from customers	14,051	11,848	10,947	10,349	8,888	6,391	+ 17.1%
Due from banks	5,909	5,490	4,894	4,299	4,071	1,015	+ 42.2%
Securities and equity investments	8,236	7,639	7,505	6,576	5,931	5,473	+ 8.5%
Other assets	2,555	2,299	1,952	3,103	1,986	1,398	+ 12.8%
Total assets	**30,751**	**27,276**	**25,298**	**24,327**	**20,876**	**14,277**	**+ 16.6%**
Liabilities and Shareholders' Equity							
Due to customers and securities in issue[2]	23,009	20,588	19,642	17,729	15,273	10,750	+16.4%
Due to banks	3,044	2,709	1,962	1,897	2,011	1,457	+15.9%
Other liabilities	1,171	1,075	1,030	2,368	1,750	1,157	+0.2%
Minorities	7	-	14	5	-	-	
Shareholders' equity	3,520	2,904	2,650	2,328	1,842	913	+31.0%
Total liabilities and shareholders' equity	**30,751**	**27,276**	**25,298**	**24,327**	**20,876**	**14,277**	**+16.6%**

1. Figures for 2004 and 2003 include the Pekao Group, Zagrebacka Group, KFS Group, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include the Pekao Group, Zagrebacka Group, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include the Pekao Group, Splitska Banka, Bulbank and UniBanka; 1999 figures include only the Pekao Group.

2. Includes subordinated debt.

HOW NEW EUROPE TOTAL ASSETS HAVE GROWN (€ million)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14,277
20,876
24,327
25,298
27,276
30,751
1999
2000
2001
2002
2003
2004

Employment trends in the Division's banks were noteworthy: in light of steady growth in operating and balance sheet figures and the number of branches (1,287 in December 2004), the number of employees rose by about 1,160. As a reflection of the Group's strong focus not only on growth, but also on reaching levels of excellence in the area of operating efficiency, the cost/income ratio dropped from 69% in 1999 to 55.2% in 2004.

OTHER NEW EUROPE DIVISION GROWTH INDICATORS 1999 - 2004 (actual banks controlled at each year-end[1])

STAFF AND BRANCHES	2004	2003	2002	2001	2000	1999
Employees	27,568	28,080	26,531	23,234	25,620	26,402
Branches	1,287	1,281	1,184	1,040	1,040	720

PROFITABILITY RATIOS	2004	2003	2002	2001	2000	1999
Cost/income ratio	55.2%	55.8%	49.5%	48.9%	56.8%	69.0%
ROE[2]	19.9%	17.2%	14.9%	21.4%	17.0%	4.2%

1. Figures for 2004 and 2003 include the Pekao Group, Zagrebacka Group, KFS Group, Bulbank, Zivnostenska, Unibanka and UniCredit Romania. Figures for 2002 include the Pekao Group, Zagrebacka Group, Bulbank, UniBanka and UniCredit Romania; 2000 and 2001 figures include the Pekao Group, Splitska Banka, Bulbank and UniBanka; 1999 figures include only the Pekao Group.

2. Calculated using total profit and shareholders' equity

COST/INCOME RATIO (%)


100
80
60
40
20
0
69,0
56,8
48,9
49,5
55,8
55,2
1999
2000
2001
2002
2003
2004

ROE (%)


25
20
15
10
5
0
4,2
17,0
21,4
14,9
17,2
19,9
1999
2000
2001
2002
2003
2004

STRATEGIC DIRECTION AND MAIN PROJECTS

In 2004, Bank Pekao focused on strengthening its leadership in profitability by pursuing a strategy which is differentiated by business channel and aimed at continuous improvement of the services and products offered to customers.

Business performance in 2004 was excellent, as evidenced by the significant growth in sales of key products (i.e., commission-based products) which are a strategic priority as a way to provide for greater future revenue stability. The bank's leadership position was strengthened in assets under management - our mutual funds market share reached 34.5%; sales of mortgages in local currency intensified (market share of 16.5%); and the number of credit cards sold more than doubled (up by 156% at year-end).

Our organisational structure, which is divisionalised by business area (Corporate, Mass-market, Affluent and SME, Private Banking), comprises a service model devoted to each segment and enables greater business efficiency and closeness to the market. The implementation of the multi-channel approach, called Pekao 24, also made increased customer interaction possible, thereby enriching available services through modern, multimedia tools offered to individuals as well as SMEs.

The improved macro-economic environment and restructuring of our credit process using new assessment rules, structured procedures and improved scoring systems, led to an increase in loans with a simultaneous significant improvement in credit quality, as well as a reduction in risk-associated costs. With regard to infrastructure, during 2004 our new IT system (Rocket) was installed. This resulted in a single information system providing greater effectiveness and efficiency by centralising information, data processing and management and standardising processes among the various organisational units. In addition, installation of the ERP system continued to improve cost cycle management by making possible greater efficiency in monitoring other administrative expenses and investments, and better management of centralised logistical services.

OPERATING PROFIT

In 2004 Bank Pekao made net profit of over €335 million at constant exchange rates (up by 48.8% over the previous year), thereby achieving the highest profit figure in its history. ROE was 21.1% (up from 15.0% in 2003), while ROA was 2.1%.

Total revenues rose by 3.3% due primarily to the increase in commission revenues, which grew to 37% of total revenues in 2004. On the other hand, net interest income dropped slightly (down by 3.9%) due primarily to the lower return on the securities portfolio.

Operating expenses were down by 0.9% to €560 million reflecting excellent cost control. The cost/income ratio dropped from 57.4% in the previous year to 55.1% confirming our ability to manage reorganisation and growth with a focus on efficiency. Staff levels dropped by 448 employees (2.7%) due to natural turnover and internal reorganisation.

Amortisation, depreciation and net writedowns fell sharply to €83.5 million at year-end (32.1% lower than in 2003) due to the mentioned improvement in the macro-economic environment and our risk management measures. There was also a substantial decline in the ratio of non-performing loans to loans from 24.7% in 2003 to 19.9%, while risk coverage rose (the ratio of provisions to non-performing loans increased from 59.1% to 70.6%). The contribution of subsidiaries improved over the previous year, - especially that of CDM, the Polish brokerage firm wholly owned by Bank Pekao. Lower taxes for the period were the result of a corporation tax reduction to 19%, as well as tax recovered.

Loan volume grew by 4.7% to €6,255 million. In line with the bank's business policy of shifting deposits towards various forms of assets under management, deposits totalled €10,667 million. In addition, taking into account the sharp revaluation of the zloty that adversely affected foreign currency deposits, especially those at Bank Pekao (primarily in euros and USD), total deposits including assets under management rose by about 5% year-on-year, at constant exchange rates.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR 2004	YEAR 2003	% Change
Net interest income	**565.8**	**588.5**	**- 3.9%**
Commissions and other net income	450.2	395.5	+ 13.8%
Total revenues	**1,016.0**	**984.0**	**+ 3.3%**
Operating expenses	-560.0	-564.9	- 0.9%
Operating profit	**456.0**	**419.1**	**+ 8.8%**
Provisions and net writedowns	-83.5	-123.0	- 32.1%
Profit before extraordinary items and income tax	**372.5**	**296.1**	**+ 25.8%**
Extraordinary income (charge) - net	19.0	16.1	+ 18.0%
Income tax	-55.7	-86.6	- 35.7%
Net profit for the year	**335.8**	**225.6**	**+ 48.8%**
Cost/income ratio	55.1%	57.4%	
ROE	21.1%	15.0%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December 2004	Amounts as at 31 December 2003	% Change
Assets			
Due from customers	6,255	5,977	+ 4.7%
Due from banks	1,676	1,846	- 9.2%
Securities and equity investments	4,737	5,640	- 16.0%
Other assets	1,228	1,404	- 12.5%
Total assets	**13,896**	**14,867**	**- 6.5%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	10,667	11,593	- 8.0%
Due to banks	796	925	- 13.9%
Other liabilities	509	615	- 17.2%
Shareholders' equity	1,924	1,734	+ 11.0%
Total liabilities and shareholders' equity	**13,896**	**14,867**	**- 6.5%**

STRATEGIC DIRECTION AND MAIN PROJECTS

In 2004, the Zagrebacka Banka Group maintained its leadership position in Croatia (with a market share of about 30% in terms of customer deposits), and was in second place in Bosnia and Herzegovina (with a market share of about 19% in terms of customer deposits).

At Zagrebacka Banka, which is considered one of the best banks in New Europe, we continued our strategy of continuous improvement of the services and products offered to customers by promoting a divisionalised business structure, i.e. a structure specialised by targeted customer segments in both retail (mass market, affluent, private and small business) and corporate business (medium and large companies) – each having a service model dedicated to each segment, a capillary distribution system and an extensive, well-developed range of products - and by further broadening our customer base. In addition, we pursued a growth strategy differentiated by individual segments, and intensified our marketing in the most profitable retail segments (affluent, small business and private) and corporate banking by increasing sales and expanding its customer base.

In 2004 significant organisational changes were made to streamline the structure of Zagrebacka Group subsidiaries in Croatia and Bosnia and Herzegovina. Varazdinska Banka (a regional bank in the Northwest) was integrated into Zagrebacka Banka thereby further strengthening the bank's leadership position in Croatia. Secondly, the two subsidiary banks in Bosnia and Herzegovina, Zagrebacka Banka BH and Universal Banka Sarajevo, were amalgamated:. They were then renamed UniCredit Zagrebacka Banka with head office in Mostar, strengthening the bank's position as the second largest bank in the country. In addition, with the support of UniCredit, strategic projects initiated previously continued successfully. The most significant projects included the launch of new products in corporate (cash management products) and retail (current account "packages" for individual customers and small businesses) banking enabling us to become a market leader. In addition, the bank reported excellent lending results and a further improvement in market and operational risk management systems, which made excellent results in risk management possible.

OPERATING PROFIT

In 2004 The Zagrebacka Banka Group made net profits of €125 million (up by 10% over 2003) corresponding to an ROE of 22.3%. This performance was especially significant given the gradual reduction in income from lending and deposit activities, due to growing competition in the banking industry and the gradual reduction in market rates.

In fact, despite the increase in loan volume, total revenues of €362 million were down slightly (0.8%) from 2003 due primarily to a reduction of 0.6% in net interest income and 1.3% reduction in commissions and other net income.

Operating expenses fell by 0.8% to €200 million, reflecting tight cost control and producing an unchanged cost/income ratio of 55.1%.

Provisions and net writedowns were down sharply from the previous year due mainly to the good performance of the loan portfolio and the excellent results achieved in loan recovery. Profit before extraordinary items and income tax thus rose by 10% over 2003 to €150 million in 2004.

With regard to assets, liabilities and shareholders' equity, Croatia's sound economic growth and our strong business performance increased loans to customers by 8% to €4,184 million. Customer deposits rose by 10% to €6,249 million, while shareholders' equity increased by 7% to €689 million.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR		%
	2004	2003	Change
Net interest income	**255.6**	**257.1**	**- 0.6%**
Commissions and other net income	106.2	107.6	- 1.3%
Total revenues	**361.8**	**364.7**	**- 0.8%**
Operating expenses	-199.5	-201.1	- 0.8%
Operating profit	**162.3**	**163.6**	**- 0.8%**
Provisions and net writedowns	-12.1	-26.5	- 54.3%
Profit before extraordinary items and income tax	**150.2**	**137.1**	**+ 9.6%**
Extraordinary income (charge) - net	5.4	0.6	+ 800.0%
Income tax	-30.1	-23.9	+ 25.9%
Net profit for the year	**125.5**	**113.8**	**+ 10.3%**
Cost/income ratio	55.1%	55.1%	
ROE	22.3%	21.4%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December		%
	2004	2003	Change
Assets			
Due from customers	4,184	3,865	+ 8.3%
Due from banks	1,954	1,996	- 2.1%
Securities and equity investments	1,479	1,162	+ 27.3%
Other assets	754	604	+ 24.8%
Total assets	**8,371**	**7,627**	**+ 9.8%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	6,249	5,661	+ 10.4%
Due to banks	1,195	1,115	+ 7.2%
Other liabilities	238	205	+ 16.1%
Shareholders' equity	689	646	+ 6.7%
Total liabilities and shareholders' equity	**8,371**	**7,627**	**+ 9.8%**

STRATEGIC DIRECTION AND MARKET POSITION

Koç Financial Services ("KFS") is a 50-50 joint venture which UniCredit established with the Koç Group in Turkey at the end of 2002.
Koç Group is currently the largest Turkish industrial conglomerate and aims to become one of the largest 200 companies in the world. It has 45,000 employees in over 100 companies involved in various business areas ranging from domestic electrical appliances to consumer goods and from automobiles to financial services and telecommunications. It has one of the best distribution networks in Turkey.

Koç Financial Services is the Turkish company that incorporates all the joint venture activities of UniCredit-Koç in domestic financial services. KFS includes several companies including Koçbank, which engages in traditional banking business, Koç Asset Management, a leader in mutual fund management, and product companies such as Koç Factoring and Koç Leasing which is the number one leasing company in Turkey. In addition, the Group includes Koç Yatirim, specialising in brokerage services, and two small banks, Kocbank NV in the Netherlands and Kocbank Azerbaijan.

In 2004, Koçbank was the eighth largest Turkish bank in terms of assets with a market share of about 3% and 86 bank branches (i.e., 50% of the actual number). The bank currently focuses on retail customers with high potential and on medium-sized businesses. From the standpoint of products, the focus is on assets under management which represent a significant strength for Koçbank given its 12% market share. The bank also concentrates on consumer credit products and credit cards.

The ability to manage risk and limit costs using a structured approach continues to represent the strength of Koçbank over its main Turkish competitors, as does its strong brand and potential for synergy with the Koç Group. Koç Leasing has also made an important contribution to the KFS Group. This company is a leader in the leasing market and makes a significant contribution to total profits.

KFS's current strategy calls for the growth and enhancement of UniCredit's role in two strategic directions. The first concerns organic growth: opening new branches and increasing business volume, customers, revenues and fee-generating products as a source of revenue, shifting volume to products with a greater added value and improving operating efficiency. The second strategic direction involves external growth through the assessment of potential acquisition targets in 2005.

OPERATING PROFIT

The KFS Group ended 2004 with net profit of €146.6 million corresponding to an ROE of 25.9%. This performance was significant in absolute terms and in comparison to 2003 in light of the fact that dividends were not distributed at the end of 2003, and thus 2004 ROE suffered from the resulting increase in shareholders' funds. In addition, considering the continual reduction in reference interest rates resulting from the stabilisation of inflation in the Turkish market, this performance is truly excellent.

Total revenues of €481 million were up by 15.4% over 2003.
Operating expenses of €213.5 million were up by 13.6% due primarily to the considerable expansion of the branch network in 2004. The cost income ratio was 44.4%, a further improvement over the previous period.

Since 2003 there has been a significant decrease in provisions and net writedowns due to an improvement in loan quality, despite a more conservative coverage ratio (ratio of provisions to non-performing loans) than in 2003. Thus, profit before extraordinary items and income taxes rose by 37.2% to €206.4 million.

Net profit for the period rose by 25.5% over the previous year to €146.6 million.

Finally, the KFS Group is consolidated on a proportional basis, and thus 50% of its results have been attributed to UniCredit and the New Europe Division.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR		%
	2004	2003	Change
Net interest income	**384.1**	**323.8**	**+ 18.6%**
Commissions and other net income	96.6	92.8	+ 4.1%
Total revenues	**480.7**	**416.6**	**+ 15.4%**
Operating expenses	-213.5	-188.0	+ 13.6%
Operating profit	**267.2**	**228.6**	**+ 16.9%**
Provisions and net writedowns	-60.8	-78.2	- 22.3%
Profit before extraordinary items and income tax	**206.4**	**150.4**	**+ 37.2%**
Extraordinary income (charge) - net	1.0	19.2	- 94.8%
Income tax	-60.8	-52.8	+ 15.2%
Net profit for the year	**146.6**	**116.8**	**+ 25.5%**
Cost/income ratio	44.4%	45.1%	
ROE	25.9%	28.7%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December		%
	2004	2003	Change
Assets			
Due from customers	2,708	2,056	+ 31.7%
Due from banks	1,384	1,358	+ 1.9%
Securities and equity investments	2,250	1,466	+ 53.5%
Other assets	433	346	+ 25.1%
Total assets	**6,775**	**5,226**	**+ 29.6%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	4,306	3,430	+ 25.5%
Due to banks	1,274	892	+ 42.8%
Other liabilities	482	380	+ 26.8%
Shareholders' equity	713	524	+ 36.1%
Total liabilities and shareholders' equity	**6,775**	**5,226**	**+ 29.6%**

STRATEGIC DIRECTION AND MAIN PROJECTS

In 2004 Bulbank strengthened its position as the leading bank in a market characterised by increasing competition. At the end of 2003 and throughout 2004, as a result of a number of privatisations, several aggressive foreign players entered the Bulgarian market. Taking full advantage of the new management information system, Bulbank planned and launched several campaigns focused on high-potential customers, offering a range of specialised products. The success of these measures was fully reflected in the number of customers, which rose by 17.9%, and the market share of domestic lending, which rose to 10%.

One of the strategic areas in which Bulbank is investing is the mortgage market. This market is expanding rapidly and, as a result of its excellent sales efforts, Bulbank has moved into third place, taking market share from a marginal level to 14% in just one year.
The bank's products for the small business segment have also been well received by the market; loans and packages are the foundation of product offerings.

In 2004 Bulbank began operating in the leasing market and rapidly increased the market share of its subsidiary UniCredit Leasing Bulgaria to over 5%. Bulbank's management, which is fully confident about the company's growth capabilities, plans to achieve a two-figure market share by 2007.

OPERATING PROFIT

Bulbank continues to show impressive growth in total revenue. In 2004, this rose by 14.9% over 2003 to €100 million. This performance was primarily due to net interest income (up by 28.9%) based on strong growth in loans (up by 52.8%) and deposits (up by 34.1%).

Operating expenses rose by 25.9% to €42.8 million, affected by depreciation on the new IT system. The cost/income ratio still remained at an excellent level of 42.8% confirming Bulbank's leadership in the Bulgarian banking market in terms of efficiency.

Operating profit grew by 7.9% confirming the positive trend in the bank's operating efficiency.

Provisions and net writedowns rose by €10.5 million due to the failure to release funds for this purpose in previous years and aggressive growth in lending in recent years.

As a result of this, the bank's net profit fell by 7% from 2003. ROE remained at an excellent level of 18%, down from 20.3% in 2003, despite a high level of capitalisation.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR		%
	2004	2003	Change
Net interest income	**64.6**	**50.1**	**+ 28.9%**
Commissions and other net income	35.4	36.9	- 4.1%
Total revenues	**100.0**	**87.0**	**+ 14.9%**
Operating expenses	-42.8	-34.0	+ 25.9%
Operating profit	**57.2**	**53.0**	**+ 7.9%**
Provisions and net writedowns	-4.5	6.0	- 175.0%
Profit before extraordinary items and income tax	**52.7**	**59.0**	**- 10.7%**
Extraordinary income (charge) - net	1.5	3.1	- 51.6%
Income tax	-10.3	-14.9	- 30.9%
Net profit for the year	**43.9**	**47.2**	**- 7.0%**
Cost/income ratio	42.8%	39.1%	
ROE	18.0%	20.3%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December		%
	2004	2003	Change
Assets			
Due from customers	677	443	+ 52.8%
Due from banks	494	399	+ 23.8%
Securities and equity investments	539	473	+ 14.0%
Other assets	130	129	+ 0.8%
Total assets	**1,840**	**1,444**	**+ 27.4%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	1,493	1,113	+ 34.1%
Due to banks	8	5	+ 60.0%
Other liabilities	51	46	+ 10.9%
Shareholders' equity	288	280	+ 2.9%
Total liabilities and shareholders' equity	**1,840**	**1,444**	**+ 27.4%**

STRATEGIC DIRECTION AND MAIN PROJECTS

In 2004, Unibanka continued to offer innovative products and services to its customers. A Private Banking Business Unit was established separately from Retail to offer a service that fully meets the needs of the wealthiest customers, and a Mortgage Centre was opened in Bratislava to give better attention to the rapidly expanding mortgage market. Mortgage volume has more than doubled over the last 12 months from €15.5 million at the end of 2003 to €35.1 million at the end of 2004.

Retail focused primarily on packages and mutual funds. Assets under management rose from €13 million at the end of 2003 to €39 million at the end of 2004. In the Corporate area, in addition to lending, the bank's sales focus was on cash management and trade finance.

OPERATING PROFIT

Net profit was up by 35% over 2003 to €9.7 million, due in part to the improvement in credit quality and tax recoveries. As a result, ROE rose from 10% in 2003 to over 12%.

Total revenues increased by 3% due to a rise in commissions and other net income. On the other hand, net interest income was down by 14% due to the erosion of margins. The average one-month reference rate dropped from 6.2% in 2003 to 4.6% in 2004.

A 10% cost increase was primarily attributable to expenses, amortisation and depreciation relating to IT investments, and advertising expense.

Total assets were up by 27% over the previous year to €1,266 million. Deposits posted an excellent performance with an increase of 37%.

In 2004, as a result of tight credit policy, loan quality continued to improve with a one-point decline in the ratio of gross non-performing loans to gross loans over December 2003.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR		%
	2004	**2003**	**Change**
Net interest income	**24.6**	**28.6**	**- 14.0%**
Commissions and other net income	19.2	13.8	+ 39.1%
Total revenues	**43.8**	**42.4**	**+ 3.3%**
Operating expenses	-34.3	-31.1	+ 10.3%
Operating profit	**9.5**	**11.3**	**- 15.9%**
Provisions and net writedowns	-6.3	-7.4	- 14.9%
Profit before extraordinary items and income tax	**3.2**	**3.9**	**- 17.9%**
Extraordinary income (charge) - net	1.4	0.5	+ 180.0%
Income tax	5.1	2.8	+ 82.1%
Net profit for the year	**9.7**	**7.2**	**+ 34.7%**
Cost/income ratio	78.3%	73.3%	
ROE	12.4%	10.0%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December		%
	2004	**2003**	**Change**
Assets			
Due from customers	486	505	- 3.8%
Due from banks	524	192	+ 172.9%
Securities and equity investments	167	235	- 28.9%
Other assets	89	67	+ 32.8%
Total assets	**1,266**	**999**	**+ 26.7%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	1,052	767	+ 37.2%
Due to banks	79	118	- 33.1%
Other liabilities	47	35	+ 34.3%
Shareholders' equity	88	79	+ 11.4%
Total liabilities and shareholders' equity	**1,266**	**999**	**+ 26.7%**

STRATEGIC DIRECTION AND MAIN PROJECTS

In 2004, Zivnostenska Banka launched its business expansion programme by opening 10 new branches and preparing for the opening of an additional 5 branches in early 2005. At the end of 2004, the network had 36 branches.

The increase in new points of sale did not involve an increase in total employees (803 at the end of 2003, 811 at the end of 2004 and 779 at the end of January 2005). Stable staff levels were made possible by improved operating efficiency in back office functions. The number of employees in front-office positions increased from 47% to 55% of the total, while back-office employees declined from 53% to 45% of the total.

During the year, the range of retail products was expanded with the introduction of unit-linked policies and structured term deposits, and efforts to acquire new customers continued as a result of projects targeting the most attractive market segments such as the private, affluent, small business and mid-corporate segments.

In keeping with the Group's strategy of centralising asset management, in 2004 Zivnostenska Banka finalised the sale of ZB-Trust and ZB-Asset Management to Pioneer.

OPERATING PROFIT

In 2004, total revenues were €45.5 million, a decline of about €2 million over 2003. This drop was partly attributable to an increase in the deposit insurance rate from 0.1% to 0.2% resulting in an additional outlay of about €1 million. Also in the area of revenues, net commissions were up by 11% reflecting the resurgence of business activity under way.

The opening of new branches (primarily in the second half of the year), has still not had a full impact on revenues.

Operating expenses were up by about €2.5 million over 2003 primarily due to the opening of 10 new branches and preparations for opening another 5, resulting in an increase in rental and advertising. Furthermore, the new VAT scheme introduced in May in the Czech Republic as a result of its entry into the European Union also resulted in increased costs.

Zivnostenska reported provisions and net writedowns of €2 million representing a 13% decrease from 2003 due to tight credit policies. The non-performing loan ratio of 1.9% was substantially lower than the average for the banking industry (4.4%). Net profit for the period was €6.4 million, a 25% decline from 2003.

The market share of loans rose from 2.3% to 2.4% in 2004, while the share of the deposit market dropped from 2.2% to 2.0%. More specifically, the market share of retail loans increased by 20 basis points due primarily to excellent mortgage growth.

(€ million)

PROFIT AND LOSS ACCOUNT (constant exchange rates)

	YEAR		%
	2004	**2003**	**Change**
Net interest income	**29.2**	**30.4**	**- 3.9%**
Commissions and other net income	16.3	17.4	- 6.3%
Total revenues	**45.5**	**47.8**	**- 4.8%**
Operating expenses	-40.3	-37.7	+ 6.9%
Operating profit	**5.2**	**10.1**	**- 48.5%**
Provisions and net writedowns	-2.0	-2.3	- 13.0%
Profit before extraordinary items and income tax	**3.2**	**7.8**	**- 59.0%**
Extraordinary income (charge) - net	5.1	5.6	- 8.9%
Income tax	-1.9	-4.8	- 60.4%
Net profit for the year	**6.4**	**8.6**	**- 25.6%**
Cost/income ratio	88.6%	78.9%	
ROE	6.6%	9.6%	

(€ million)

BALANCE SHEET (constant exchange rates)

	Amounts as at 31 December		%
	2004	**2003**	**Change**
Assets			
Due from customers	794	732	+ 8.5%
Due from banks	454	615	- 26.2%
Securities and equity investments	189	158	+ 19.6%
Other assets	90	82	+ 9.8%
Total assets	**1,527**	**1,587**	**- 3.8%**
Liabilities and Shareholders' Equity			
Due to customers and securities in issue	1,210	1,284	- 5.8%
Due to banks	176	155	+ 13.5%
Other liabilities	37	50	- 26.0%
Shareholders' equity	104	98	+ 6.1%
Total liabilities and shareholders' equity	**1,527**	**1,587**	**- 3.8%**

UNICREDIT ROMANIA

STRATEGIC DIRECTION AND MAIN PROJECTS

UniCredit Romania, which was acquired in 2002 under the name of Demirbank Romania, is the country's thirteenth largest bank in terms of total assets with a market share of 1.8% and 1.3% in loans and deposits respectively. At the end of 2004, the bank had a network of 31 branches.

The current strategic priorities of UniCredit Romania are growth in market share through the aggressive acquisition of new customers, an increase in the share of wallet of current customers, and the expansion of its branch network. UniCredit is also assessing the growth opportunities presented by the privatisation of BCR and CEC (respectively, the largest and fourth-largest Romanian banks by total assets) which is expected to occur in the first half of 2006.

The main projects of UniCredit Romania in 2004 focused on marketing, through the development of products for the retail segment (launch of revolving credit cards, mortgages and package current accounts), further growth in volume in the corporate segment (customer acquisition project), and the opening of new branches (3 new branches in 2004, after doubling the network in the last four months of 2003). In risk management, a new process for processing and monitoring loans was implemented.

OPERATING PROFIT

In 2004 UniCredit Romania saw a strong increase in direct and indirect deposits, in line with its organic growth strategy. Total assets stand at €320 million (up by 76% over 2003) of which €193 million are customer loans (up by 68%). Liabilities growth is driven by customer deposits of €185 million (up by 78% over end-2003) and shareholders' equity, which increased from €29m to €63m, following a capital increase wholly underwritten by UniCredit in September 2004.

UniCredit Romania's profit and loss account benefited from this asset and liability growth, showing revenues up by 51.1% over 2003, driven by commissions and net interest income (up by 92% over 2003) and non-interest income (up by 21.4%).

Despite the increased costs incurred to invest in branch expansion, UniCredit Romania had net profits of €1.8 million for the year.

UNICREDIT LEASING ROMANIA

STRATEGIC DIRECTION AND MAIN PROJECTS

At the end of 2004, UniCredit Leasing Romania was the market leader in equipment leasing with a market share of over 30%; at the same time, operations in the vehicle and real-estate segments are still in the start-up phase. In 2003 the company concentrated on strengthening its position in equipment leasing and on increasing revenues from cross-selling activities with UniCredit Romania. Topping the list of significant projects in 2004 was the company's development of a sales force capable of providing coverage of all the major industrialised areas in the country.

OPERATING PROFIT

In 2004, net profit rose by 91% over 2003 to €2.1 million. Total revenues were the main component of this result at €5 million (up by 66.7% over the previous year) due to a 79.6% increase in loans to customers, to €88 million.
Operating expenses totalled €2.3 million (up by 43.8%), resulting in a cost/income ratio of 46% which was down from the 53.3% in 2003. ROE dropped from 28.2% in 2003 to 23.6% owing to the capital increase that occurred in March 2004 which doubled the shareholders' equity of UniCredit Leasing Romania.

The Organisational Structure

The organisational structure of the UniCredit Group is based on the strategic choices underlying the S3 Project which, by creating the segment Divisions, led to the need to move Business Units operating primarily in a specific customer segment into the respective Division. This was also necessary to maximise economies of scale and scope and to ensure compliance with standards of excellence, thereby achieving greater ability to be proactive and implement strategic moves in specific target markets, both in Italy and internationally.

Against this background, the Parent Company, UniCredito Italiano, is responsible for maximising the Group's overall value through centralised policy-making, planning and strategic control of the various companies, the management of profit centres, and the overall management of cost structures and efficient provision of common Group services.

Changes to the Group's organisational structure achieved in 2004 represent a further step forward in the reorganisation process that began with the S3 Project, in order to provide greater co-ordination in crucial areas of the Group with the aim of ensuring precise cost control and enabling business Divisions to focus more incisively on revenue growth and innovative service and product models.

To this end, a new Division was established at the Parent Company known as Global Banking Services (GBS). Its main goal is to optimise the Group's cost structures and internal processes by ensuring the highest level of synergy and savings and an efficient operating machine, and by providing strategic support for sustainable growth of the Group's business.

In addition, in order to achieve the delicate balance between the need for senior managers of subsidiaries to maintain full responsibility for their respective profit and loss accounts and the need to further improve the Group's ability to centrally manage opportunities to optimise cost structures, the Group's Governance Regulations were reviewed. These clarify and specify the new structure of responsibilities within the Parent Company and between head office and Group units and subsidiaries.

New Europe Division Governance Regulations were also defined, based on the new edition of the Group's Governance Regulations. They incorporate and supplement the Group's governance approach to the New Europe Division and to the companies included in the Division with certain adjustments made in light of the different organisational model (the federal model) used in New Europe, the current lack of shared service companies and the limited number of functions providing direct operating oversight carried out in a centralised manner by the Parent Company.

Moreover, in order to further emphasise the autonomy and independence of internal control (including its reporting lines), Group Audit, which formerly reported to the Managing Director/CEO of UniCredit, will now report to the Board of Directors which will also be able to use the investigatory, consulting and advisory functions of the Audit Committee.

The main responsibilities and functions of UniCredito Italiano's Divisions and Head Office Departments are described below.



UniCredit General Management
CHAIRMAN
BOARD OF DIRECTORS
GROUP AUDIT
UNICREDIT AUDIT
EXECUTIVE COMMITTEE
MANAGING DIRECTOR/CEO
MANAGEMENT COMMITTEES
GLOBAL BANKING SERVICES2
HUMAN RESOURCES
SOCIAL SECURITY FUND
UPA
PROPERTY COMPANIES
UGC
UNIRISCOSSIONI
I-FABER6
GROUP INFORMATION SYSTEMS
USI
PLANNING AND FINANCE
UNICREDITO ITALIANO BANK (IRELAND)
CORPORATE IDENTITY
LEGAL AND CORPORATE AFFAIRS
CREDITS
ADMINISTRATION
RETAIL DIVISION2
UNICREDIT BANCA
- Banca dell'Umbria 1462
- Cassa di Risparmio di Carpi
- Commercial Union3
- CreditRas Vita3
- UniCredit Assicura Srl
- UniCredit Banca per la Casa
- UniCredit Clarima Banca
CORPORATE AND INVESTMENT BANKING DIVISION1
LOCAT
UNICREDIT BMC
UBM
UNICREDIT BANCA D'IMPRESA
- Quercia Funding Srl
- S+R Investimenti e Gestioni SGR
- UniCredit Broker
- UniCredit Factoring
- Ventura Finance
PRIVATE BANKING AND ASSET MANAGEMENT DIVISION2
UNICREDIT XELION BANCA
PIONEER GLOBAL ASSET MANAGEMENT
UNICREDIT PRIVATE BANKING
- Banca Agr. Comm. Rep.San Marino SA
- Banque Monegasque de Gestion SA
- Cordusio Soc. Fiduciaria per Az.
- F.R.T. Fiduciaria Risp. Torino SIM
- UniCredit International Bank (Lux) SA5
- UniCredit Private Asset Management SGR
- UniCredit Private Wealth Advisory Srl
- UniCredit (Suisse) Bank SA
NEW EUROPE DIVISION2
BANK PEKAO
ZAGREBACKA BANKA
BULBANK
UNICREDIT ROMANIA
ZIVNOSTENSKA BANKA
KOÇ FINANSAL HIZMETLER4
1. Position held temporarily by the Managing Director/CEO
2. Position held by a Group Deputy General Manager
3. Insurance partnerships in which UniCredit Banca does not have a controlling interest.
4. Owned jointly with the Koç Holding Group, Turkey.
5. Functional co-ordination of UniCredit International Bank (Luxembourg) SA, a subsidiary of UniCredit, is assigned to UniCredit Private Banking.
6. Functional co-ordination of I-Faber, a subsidiary of UniCredit Banca d'Impresa, is assigned directly to the Global Banking Services Division of UniCredit.
December 2004

BUSINESS DIVISIONS

The business Divisions are made up of Business Units that primarily service the needs of a specific customer segment. They oversee four business areas.

RETAIL

Retail is made up of UniCredit Banca, and its subsidiaries; specifically UniCredit Clarima Banca and UniCredit Banca per la Casa. This Division also includes all the insurance companies in which UniCredito has a significant equity interest and which support the distribution of specific products.

CORPORATE AND INVESTMENT BANKING

The Corporate and Investment Banking Division is made up of UniCredit Banca d'Impresa, UBM (the Group's investment bank), Locat and UniCredit Banca Mediocredito. The Division also includes UniCredit Factoring, UniCredit Broker and the other subsidiaries assigned to UniCredit Banca d'Impresa. The foreign branch network also reports to this Division.

PRIVATE BANKING AND ASSET MANAGEMENT

The Private Banking and Asset Management Division is made up of UniCredit Private Banking, the sub-holding company Pioneer Global Asset Management and UniCredit Xelion Banca. This Division also includes the Group's foreign units specialising in private banking, Fiduciaria Cordusio, other subsidiaries assigned to UniCredit Private Banking and UniCredit International Bank (Luxembourg) which is a subsidiary of UniCredit and whose functional co-ordination is assigned to UniCredit Private Banking.

NEW EUROPE

The New Europe Division is responsible for planning and co-ordination of the Group's banks and companies in Central and Eastern Europe. It is in charge of promoting and managing the Retail and Corporate banking operations in these foreign markets with the goal of maximising the Group's value, adjusted for risk-related costs, and becoming the leading banking group in New Europe. The Division also supports banks in the preparation of strategic and operating plans; in management controls; the implementation of best practices in credit processes and risk management, together with Credits; and the implementation of projects involving organisational change and the development of information systems.

GLOBAL BANKING SERVICES DIVISION (GBS)

The main goal of the GBS Division is to:

- provide strategic support for sustainable growth of the Group's businesses by ensuring the quality of services provided and generating added value for the benefit of the all units and subsidiaries;
- optimise cost structures and the Group's internal processes by ensuring the highest level of synergy and savings and an efficient operating machine.

The Division comprises **Human Resources** and **Group Information Systems** together with the Group's IT service company (USI), **International Services** and **Organisation and Quality**, as well as cost management, purchasing, security, the Group's centralised transaction execution company (UPA), property companies, the loan recovery company (UGC), the company that manages the award of service contracts for the collection of government revenue, and I.Faber, which provides supply services through a Marketplace.

HEAD OFFICE DEPARTMENTS

GROUP LEGAL AND CORPORATE AFFFAIRS

Legal and Corporate Affairs is responsible for ensuring exact legal and corporate compliance; reviewing changes in regulations and ensuring standard interpretation at Group level; and providing management, independently of business areas, of the Group's compliance risks. This unit has the task of identifying the best corporate method for implementing acquisition and Group restructuring projects; the ongoing review of legal changes; the preparation of legal opinions; the identification, assessment and monitoring of the Group's overall compliance risks; the drafting of intra-group service contracts and general legal consulting services.

GROUP AUDIT

Group Audit is responsible for contributing to the protection of Group assets and corporate stability by providing a reasonable guarantee that the organisation can achieve its objectives in an efficient manner. The unit is charged with assessing the functionality of internal control systems at Group level, the effectiveness and efficiency of operating processes, and with monitoring the correctness of operations and their compliance with laws, regulations and the Parent Company's plans.

GROUP CORPORATE IDENTITY

Corporate Identity is responsible for formulating and disseminating a strong Group identity through brand co-ordination, the management of public and institutional relations, the management of internal communication in collaboration with Human Resources, and external communication, the development of environmental policy, the preparation of the Social and Environmental Report, the co-ordination of local committees and relations with the Unidea Foundation.

GROUP CREDITS

This department is responsible for strategic planning in the area of credit risk management and control, overseeing the assessment of the creditworthiness of major groups, the planning and implementation of excellent processes and tools for the credit approval process, risk monitoring and loan recovery, and the management of major loan restructuring.

GROUP ADMINISTRATION

Administration, which includes the **Accounts** area, is responsible for accounting compliance for the Parent Company and on a consolidated basis, overseeing accounting policies and standards, reports to regulatory authorities, the Group's tax strategy, the Parent Company's fiscal obligations, actions required in respect of the Group's equity investments and operational risk management.

GROUP PLANNING AND FINANCE

Planning and Finance, which includes **Group Finance**, is responsible for the activities of Asset and Liability Management, Group Treasury, with the centralised management of sources of funding and co-ordinated access to capital markets for all Group banks, the Parent Company's planning and control activities, and the co-ordination of securitisation transactions and issuance of new asset mobilisation products. This Department is also responsible for co-ordinating planning at the Group level, Investor Relations, Mergers and Acquisitions and business development, the management of market risk, the consolidation of overall risk and the related process of capital allocation.

GROUP HUMAN RESOURCES

Human Resources, which is part of GBS, is responsible for supporting the Group's strategic and organisational development and optimising the human capital of the Parent Company and individual entities by providing the capability to recruit, keep and develop high-quality human resources and ensuring the close, consistent management of payroll costs. This department provides the entire Group with a consistent organisational structure, development and management policies for human resources, the optimal management and development of key employees and individuals with high potential, the management of industrial relations in Italy and questions of labour law as well as the management of pension issues including through functional co-ordination of the Group's Pension Fund.

GROUP INFORMATION SYSTEMS

Group Information Systems, which is part of GBS, is the control and operating centre for the planning and co-ordination of the Group's Information and Communication Technology (ICT) area.

The goal of this department is to ensure the consistency of growth strategies of technological and IT architecture, provide uniform oversight of the Group's IT plans and related cost and investment budgets, maximise cost synergy in the IT area, dictate Group standards and facilitate the integration of hardware and software solutions.

In addition, Group Information Systems supervises and provides functional co-ordination of the Group's IT service company (USI) and serves as the uniform functional ICT reference point for Group business units that do not use USI.

Human Resources

PERSONNEL CHANGES

As at 31 December 2004 there were 68,571 employees in the UniCredit Group's fully consolidated banks and companies, including the Turkish Group Koç Finansal Hizmetler and IKB Corporate Lab S.A. (Luxembourg), which consolidate using the proportional method. This represents a decrease of 491 employees from 31 December 2003.

(€ million)

EMPLOYEES BY DIVISION

	31.12.2004		31.12.2003 restated		CHANGE
		% of total		% of total	amount
Retail	25,136	36.7%	25,468	36.9%	- 332
Corporate and Investment Banking	6,334	9.2%	6,320	9.1%	+ 14
Private Banking and Asset Management	3,700	5.4%	3,518	5.1%	+ 182
New Europe	27,568	40.2%	28,039	40.6%	- 471
Parent Company and other subsidiaries	5,833	8.5%	5,717	8.3%	+ 116
Total Group employees	**68,571**	**100.0%**	**69,062**	**100.0%**	**-49**

Below is a summary of personnel changes by Division.

- Staff reduction in the Retail Division (down by 332 employees) was largely due to improvements in efficiency, which are being implemented in line with the goals of the three-year strategic plan, and last year allowed the continued provision of retirement incentives to older staff members with full pension rights, and, despite the reduction in staff, also allowed a greater concentration of employees in sales positions with the creation of 514 new jobs for Private Business Consultants and Sales Executives at UniCredit Banca and the expansion of the regional branch network of UniCredit Clarima Banca (47 new jobs).
- The staff of the Corporate and Investment Banking Division remained largely unchanged (up by 14 employees) due to rationalisation measures that actually led to the hiring, at UniCredit Banca d'Impresa, of 94 new Product Specialists and Corporate Assistants;
- The increase in staff in the Private Banking and Asset Management Division (up by 182 employees) was due to the further expansion of UniCredit Xelion Banca following the integration of the ING network, the expansion of asset management operations, and the launching of the sales force at UniCredit Private Banking (with the creation of 62 new positions for client managers, staff assistants and portfolio managers);
- The decrease reported at our New Europe banks and companies of (down by 471 employees) was largely the combined result of:
  - reductions achieved at the Pekao Group and Bulbank following additional organisational measures implemented at those banks,
  - increases in staff at UniCredit Romania and the Koç Finansal Hizmetler Group due to the expansion of their respective sales networks and growth in sales and front office positions.

It should be added that staff rationalisation measures also allowed the creation of some 150 new jobs for sales staff at Bulbank and UniBanka.

- The increase of 116 employees at the Group's remaining banks and companies was due to the following:
  - at the Parent Company, the centralisation of support functions; the expansion of governance, business and co-ordination/planning positions and the further expansion of units responsible for the development and co-ordination of initiatives in Eastern Europe;
  - at ancillary companies (in particular UniCredit Audit and UniCredit Servizi Informativi) the expansion of services provided.

GROUP STAFF

In 2004, innovative and more flexible forms of staff hiring practices were again used. In fact, at Group banks and companies other than those in New Europe, 33% of those hired from outside sources were under short-term contracts and 9% under job-training and hiring schemes.

It should also be noted that in 2004, 484 fixed-term positions and 44 job-training and work-experience contracts were converted to regular contracts.

To deal with exceptional situations, requests for about 500 temporary employees were made. As at 31 December 2004, there were over 500 contracts of this sort spread over the Group's domestic companies and some of the Pioneer Group's foreign offices.

It should be added that in 2004, on expiry of supply contracts, 75 temporary members of staff were hired under regular contracts.

About 32% of staff at the Group's banks and companies other than those in New Europe had less than ten years' service. In Group banks in New Europe, this figure was over 41%, due mainly to several banks' employees including those of Unibanka, Zivnobanka, UniCredit Romania and Koç Finansal Hizmetler.

With regard to age, at the Group's banks and companies other than New Europe, the "intermediate" bracket between 31 and 50 years of age continues to be the largest (over 68%), while the percentage of younger employees (up to 30) remained significant at 13% despite the gradual increase in the average age of new hires, who are increasingly recruited among those with higher education. The proportion of these young people at the Group's banks in Eastern Europe is even more significant (over 25%), which is in line with the lower average length of service at these banks.

The data concerning female employees confirm the Group's on-going focus on women and its objective of making the best use of their talents. Women represent 40% of the labour force at the Group's banks and companies other than those in New Europe with a high concentration (over 57%) in the bracket of workers up to 30 years of age. The percentage of senior management staff consisting of women rose to about 26%.

At the Group's Eastern European banks, female employees were definitely in the majority (over 75%), with 55% working as senior managers.

Finally, with regard to qualifications, over 27% of personnel working at the Group's banks and companies other than those in New Europe held a university degree, over 70% in economics, banking or law. For senior managers this percentage was 33%.

This situation is quite different at Group banks in New Europe, where 50% hold a university degree, rising to 83% if only senior management staff is taken into consideration. However, degrees in subjects other than economics, banking and law amount to about 35% of the total.

TRAINING

Training in 2004 contributed to the support of the service model adopted by the Group focused on "a new way of banking."
To this end, in addition to formal classroom training and significant growth in distance learning programmes, several initiatives were launched that are particularly significant due to their innovative approach and high quality. These include the following:

- "Leadership for Results"
  The goal of this initiative, which was launched during the year in collaboration with the Teleos Leadership Institute headed by Annie McKee (a world authority on emotional intelligence), is to shift corporate culture towards a service-oriented approach by establishing a leadership style that facilitates learning and helps people to accept and internalise changes and comprehend what is necessary to achieve the corporate mission. During the first phase of the project, 3,600 managers from UniCredit, UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking and UniCredit Produzioni Accentrate were supported in their development course by a group of 34 colleagues who had been duly trained and certified in their role as facilitators. This activity will continue throughout 2005.
- Derivative Trader Certification
  This project was developed by UniCredit Banca Mobiliare in conjunction with SDA Bocconi and the Group's corporate university (Management and Banking Academy) with the aim of providing certification for derivative traders in UniCredit Banca d'Impresa. The first course, which ended in December, involved 71 traders, and was immediately followed by a second course which is still under way.
- Master's Degree in Corporate and Investment Banking – First Course
  This course was commissioned by UniCredit Banca d'Impresa and designed exclusively by MIP Politecnico in Milan and SDA Bocconi in collaboration with the Management and Banking Academy. It aims to develop the assessment skills needed to offer companies a service that determines and consistently meets financial needs that have not been expressed by these companies. The course was launched in November and attended by 46 people from UniCredit Banca d'Impresa, and will end in 2006.
- "Reaching Credit Excellence" Diploma
  The goal of this training programme, which was launched in the first half of 2004, is to share the

Group's best practices in the area of credit management, and is part of the broader "Reaching Credit Excellence" project designated for middle management at our New Europe banks. The programme consists of 5 modules focusing on: the definition of credit strategies and lending organisation, Basel II, loan approval process, special loans (leasing, project finance, etc.), performance monitoring, loan recovery and restructuring.

Starting in 2004, in view of the higher percentage of the on-line component of total training, the Group decided to report the overall training commitment at Group level in terms of hours rather than days of training.

In 2004 there was a significant increase in training compared to previous years allowing the Group to amass 2,784,251 hours of training.

MANAGEMENT DEVELOPMENT

KEY EMPLOYEES

A major focus of the management of key resources in 2004 was the launch of a strategic career planning process to identify and develop highly valued employees who are able to fill strategically important positions in the Group.

During the year, an ad hoc methodology was developed known as the Role Profile Mix, which represents the matrix of basic skills used to identify strategically important employees among key employees, and to plan and monitor their development. This systematic and periodic process requires key, strategically important employees (who are identified using a structured screening process for potential candidates) to be analysed on the basis of distinctive requirements, and stipulates that results are subject to validation by the Strategic Committee which has final responsibility for selection. This approach will allow improvements in the processes used to define succession plans in order to ensure managerial continuity in the Group.

YOUNG TALENTS

In April 2004, the fourth course of the Young Talents Programme was started. This year, for the first time, this training and development course was organised for mixed classes of young Italian and foreign employees, and thus required the use of English. This decision, which is consistent with the Group's internationalisation model, meets the requirement of training managers who are able to work with people with differing experience, skills and cultures and who have a clear international orientation.

As part of the policy promoting transparency and the direct involvement of staff in corporate life, voluntary participation in the training programme by young people meeting objective requirements and supported by their direct supervisors was encouraged in 2004.

The considerable success enjoyed by the initiative then made it necessary to conduct a selection procedure, which was carried out by the Parent Company in concert with the candidates' employer banks in order to identify one hundred young people, who were enrolled in the 2004 course ending in March 2005.

GROUP STAFF SHAREHOLDING PROGRAMME

A new three-year medium and long-term incentive programme has been launched for top management, middle management and all Group employees, in order to support the implementation of Group strategy.

The new incentive plan calls for the joint use of options for ordinary UniCredit shares (Stock Options) and free UniCredit shares (Performance and Restricted Shares) to be assigned to Group staff in different ways. During 2004, to implement this plan,:

- stock options were awarded and free ordinary UniCredit shares (performance shares) were reserved for Top Management (about 360 people). When specific Group and individual Division targets have been met, the shares will be assigned over the next three years in order to foster the achievement of goals set in the Strategic Plan as approved (and if necessary modified) by UniCredit's Board of Directors, and to create loyalty among key employees for the development of the Group;
- free ordinary UniCredit restricted shares (restricted shares) were awarded to Middle Management (about 2,100 people) for particularly impressive performance under the annual variable bonus system in order to stress the relationship between the value of individual and corporate results;
- free ordinary UniCredit restricted shares were awarded to all employees (about 35,000 people) under the restructured corporate bonus plan in order to strengthen the sense of belonging and provide a tangible, universal sign of recognition of the commitment made to the Group's success. This allocation takes full advantage of the tax and social security benefits provided under Italian law;

INDUSTRIAL RELATIONS

Again in 2004, industrial relations within the UniCredit Group were characterised by open and constructive discussion.

Below are some of the more significant events:

- the agreement to transfer the administrative back office activities of the Treasury Agency Service from UniCredit Banca to UniCredit Produzioni Accentrate;
- the agreements covering the merger by incorporation of TradingLab into UniCredit Banca Mobiliare and ServiceLab into UniCredit Banca d'Impresa (in view of the specialisation of the two merging companies in their respective core activities);
- the agreement governing the transfer to UniCredit Produzioni Accentrate of the division of Cassa di Risparmio di Carpi that covers the administrative and accounting activities formerly carried out by UniCredit Produzioni Accentrate for other Group banks;

- union agreements defining the procedure for the merger by incorporation of Vivacity into UniCredit Banca and the centralisation of asset management operations involving investment funds at UniCredito Banca into Pioneer Investment Management;
- the agreement between UniCredit Banca and trade unions representing our employees concerning issues related inter alia to bonus systems and performance assessment systems;
- a large number of agreements to transfer IT divisions to UniCredit Servizi Informativi with the goal of making the latter the main IT centre for all Group companies.

In the latter part of the year, intensive union discussions were started concerning the repercussions of the 2004-2007 Industrial Plan on staff.

Technical and political discussions are continuing concerning welfare and social security issues in the context of the adaptation of existing structures to the new corporate structure created as a result of the S3 Project.

SAFETY AT WORK

Activities in 2004 concentrated on the assessment of risks associated with health and safety, which are the primary responsibility of the employer, and as a consequence there was a focus on the implementation of the company's accident prevention and worker protection programmes and related processes. Below is a summary of the main achievements in this area:

- an integrated, joint assessment was conducted of risks in multi-user environments that include several Group companies, with unambiguous accident prevention and worker protection measures for all UniCredit staff;
- *operating procedures were established for the management of emergencies;*
- the necessary measures were implemented for the application of a total ban on smoking in all Group buildings. This action is in compliance with current laws and in keeping with our ethical and social policy;
- standardised training was provided for the entire Group in the area of emergency management; 15-20% of the company's domestic workforce was involved in the programme;
- planning and introduction of a graphic archive for the implementation of the technical management of this subject.

An integrated computer program is being created that will be used to service accident prevention and employee protection structures (where it is already operational) as well as field operators (personnel offices, staff responsible for property-related activities, etc.).

The UniCredito Italiano Group has made a priority of activities focusing on the management and allocation of both regulatory and operating capital according to the risk assumed, with the aim of expanding the Group's operations and creating value. These activities are currently developed in the various Group planning and monitoring phases and comprise:

- planning and budgeting processes:
  - formulation of a risk propensity proposal and capitalisation goals;
  - analysis of risks associated with value drivers and allocation of capital to business units;
  - assignment of performance objectives adjusted for risk;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at Group and Business Unit level and preparation of management information for internal and external use
  - analysis and monitoring of limits;
  - analysis and on-going monitoring of the capital ratios of the Group and individual subsidiaries.

Considerable importance is attributed to risk control and management activities performed by special Risk Management divisions, which are also responsible for studies aimed at developing internal assessment methodologies in line with international best practice.

The process described is co-ordinated by the Parent Company, which supervises all risks assumed by individual Group entities. It assists them in establishing strategies for monitoring the risks in order to make sure that uniform methods for risk measurement are used. This means proposing and verifying the measurement methods used by Group companies and monitoring existing limits at the individual and consolidated level.

Within the Parent Company, Risk Management duties are assigned to:

- Operational Risk Management (ORM), within Administration, which monitors operating risks;
- Credit Strategy and Policy (SCP) within Credits, which monitors credit risk;
- Capital Allocation and Risk Management (CARM) within Planning and Finance, which oversees market, exchange rate and liquidity risks, and combines all risk categories in order to measure the Group's overall exposure for the purpose of managing operating and regulatory capital levels.

The Basel 2 Project

The proposed regulations known as Basel 2 not only require compliance, but are seen as an opportunity to increase the value generated for the Group's shareholders. Improving the capacity to manage risk at the level of individual companies and the Group is therefore an essential strategic decision.

For this reason, at the beginning of 2003, UniCredit launched a project aimed at combining Risk Management activities, business opportunities and the regulatory aspects of Basel 2 (calculation of capital requirements using the Advanced IRB method for credit risk and AMA for operating risks).

The project is broken down into 5 sections (credit risk, operational risk, market risk, risk integration and business policy and strategy) co-ordinated by the Planning and Finance Department. Project sponsors and owners are taken from the Group's senior management, while Project Management is assigned to the Planning and Finance Department. However, all Parent Company structures are involved in the project with various duties and responsibilities.

Credits is responsible for the Credit Risk Section of the Basel 2 project, which is co-ordinated by the Credit Policy Department. UniCredit's goal is to achieve compliance on about 80% of the activities affected by credit risk at the time Basel 2 comes into effect (1 January 2007), and to subsequently achieve 100% coverage for significant assets by the end of the transition period (1 January 2010). In 2004, methodological, operational and IT measures, which had already been planned in 2003, were implemented at UniCredit Banca d'Impresa (UBI). In accordance with the plan, since 1 July 2004 UBI has been working with Basel-compliant processes during the loan approval phase for customers with ratings. In the second half of 2004, the procedure for gradual convergence with compliance status continued in the area of processes (definition of differentiated procedures for renewing credit facilities based on rating category and a plan for bringing internal management procedures into line with the definition of insolvency [default] proposed by Basel 2) and recovery of historical series of LGD (Loss Given Default) and EAD (Exposure At Default) data. In the Retail Division, task forces began the work of implementing Basel 2 in 2004. The most significant achievement was the creation of an integrated rating system for small corporate customers, which, by the first quarter of 2005, will be introduced in the approval process by defining authorities specifically tied to rating categories. In this way, a substantial portion of operations with small businesses will be covered. However, compliance of all banks in the Retail Division operating in the private individuals segment has been planned to take place in 2005.

The Operational Risk Section, which is co-ordinated by Operational Risk Management, aims to develop a model for managing and measuring risks in keeping with the requirements set for advanced measurement approaches in the New Accord.

Planning and Finance is responsible for the sections on Market Risk and Risk Integration, which are co-ordinated by the Capital Allocation and Risk Management unit. The goal of the Market Risk section is to extend the application of the internal model to all Group companies and to achieve recognition of the model by the Bank of Italy. The validation goal had already been achieved for UBM by the end of 2003. The goal of the section is to extend market risk analysis to all proprietary positions by applying the internal model, which is based on VaR methodology, to banking book entries as well. The Risk Integration section has the mission of developing the quantitative model for measuring overall risk including financial credit risks, operating risks and other types of risk.

Credit Risk

The management of credit risk, defined as the likelihood that the credit standing of a counterparty will deteriorate, is carried out by Credits and is based on the principle of a clear separation between business responsibilities (covered by business areas) and functions that are strictly credit-related. The Credit Department is in charge of updating the methodologies developed and ensuring that they are properly implemented at all Group banks. Credit quality is monitored by managing the specific risk of the counterparty, as well as portfolio risk.

With regard to the specific risk component (i.e., that associated with individual borrowers), the focus of the methods and tools used in the process of credit analysis and on-going loan management is to assign to each customer a succinct, standardised assessment in the form of a rating. To this end, given the internal segment a customer has been assigned to, the credit process requires high added-value and client-differentiated assessment of a borrower's creditworthiness.

Credit assessment of corporate customers begins with the analysis of income and financial condition, as well as medium-long term cash-flow projections; this analysis is combined with qualitative information on the company and the market in which it operates (including the quality of management, competitive position, sector performance and environmental factors). This information is accessible in electronic files, which are designed to improve the credit assessment process. All information is statistically summarised in an internal rating which takes quantitative and qualitative factors into account, as well as performance information taken from the management "scoring" procedures, described below. In 2004, a new and improved version of the internal rating system was implemented and has been used by UniCredit Banca d'Impresa since July 2004 to calculate lending authorities.

Appropriate forecasting models reflecting the specific characteristics of the countries in which our foreign branches operate have been implemented for their corporate customers. These take into account the mentioned quantitative and qualitative factors, transfer risk and the support of the borrower's group.

In the second half of 2004, as in Corporate, UniCredit Banca's small business clients' credit assessment (statistical scoring) was combined with *SMR*, the performance scoring described below, into in a new tool known as *RISB* (small business combined rating). This tool has proven to be more discriminating than available market benchmarks, and in the first quarter of 2005 will become a regular part of the credit process linking lending authority to rating categories through an appropriate weighting structure.

Systematic relationship monitoring uses a tool known as *SMR*. This process provides monthly monitoring of borrowers classified as enterprises and small businesses. Account conduct scoring algorithms, which are differentiated by customer segment, predict and analyse a number of data selected by the bank to identify, with sufficient lead-time, those relationships that show symptoms of risk deterioration. Each risk profile identified is associated with precise rules and operating performance standards, which the branches must adhere to, and which are monitored centrally using an application created specifically for the purpose.

For private individuals there is a credit scoring system, which is differentiated according to loan type (mortgage, personal loan or revolving credit card) and is developed by means of statistical analysis based on socio-demographic data sourced from public and private credit bureaux or agencies and account performance information. In 2004, an internal modification was carried out on these models to improve their performance. The project to create risk monitoring scores by product is in an advanced stage of development and will provide monitoring of the total exposure to each client. This system will become operational in 2005. In addition, as in Corporate and Small Business, the credit assessment and performance monitoring processes are being combined into a new tool called RIP (integrated private individual rating).

Italian and foreign banks are also assessed using a credit rating model which makes it possible to estimate the likelihood of a default consistent with all other portfolio segments, as well as to improve the current internal rating system in order to determine a theoretical credit limit for these counterparties, based on the actual current exposure, in terms of expected loss and operating capital. During the final decision, the rating is further reviewed by using an environmental module which assesses the degree to which the banking counterparty takes environmental factors into account in its policies.

For our New Europe banks, special task forces combining resources from UniCredit and its subsidiaries, have been set up with the purpose of harmonising the organisational structures, processes and credit instruments already adopted by the Group in Italy. Respective credit department organisational structures have been reviewed and human resources from the Parent Company have been assigned to key points in the credit organisation of several banks. At five of the seven banks, the Group has also already approved and implemented a more complex plan for Credit Corporate Governance for the management of large exposures, bank and country risk, credit policies and reporting instruments. For the remaining two, Bank Pekao and Koçbank, the Corporate Governance area will be operational in 2005 under a new Polish law which permits the transfer of information within a group. At the same time, meetings have commenced with our partners in Koçbank to determine the content of an agreement on credit governance.

The process of reviewing credit organisation within our New Europe banks will be completed by June 2005. This process, which was launched in 2002, is known as "Reaching Credit Excellence." Within Credits, this project is managed by Foreign Bank Loans, whose mission is to transfer to those banks the best practices developed by UniCredit in terms of methods, instruments and credit processes. In order to make these innovations effective, an intensive training programme (Credit Learning Organisation) has been launched in collaboration with the Human Resources Department, the New Europe Division and the banks themselves.

An internal rating system for Corporate customers, designed on the basis of the Group's best practices, has been developed at Bank Pekao, Koçbank, Zagrebacka Banka, Bulbank, Zivnostenska

Banka and Unibanka. Internal ratings currently grade the risk and have been included in the new electronic credit file. By the end of 2005 the customer's PD (probability of default) will be available.

At Bank Pekao, the internal rating contributes to the determination of the borrower's risk classification and indicates the amount of provisions needed taking into account any collateral securing the loan. At Bank Pekao, Zivnostenska Banka, Bulbank and Unibanka, the rating is also included in the calculation of lending authorities.

For mass-market customers, a prescriptive credit approval system has been implemented at Bank Pekao and gradually extended to other New Europe banks (with the exception of Koçbank and Zivnostenska Banka). It was developed using the same approach as the system used in Italy. This system is based on socio-demographic information, and if available, on data from outside sources (e.g. credit bureaux and agencies), which is summarised by scoring systems acquired from suppliers operating in these countries, while awaiting the development of internal models as soon as a sufficient historical database is available. A very similar procedure was also implemented for small business customers at Bulbank, Unibanka, Bank Pekao and Zivnostenska Banka.

An automated performance monitoring tool for corporate and small business accounts is currently being developed at Zagrebacka Banka and Koçbank and will later be extended to all other foreign banks (initial operations are already under way at Bank Pekao, Unibanka and Zivnostenska Banka).

With regard to loan recovery, a tool for the management of loan positions is being disseminated. Through the use of LGD (loss given default) as the decision-making variable, this tool makes it possible to gather data that will be useful for estimating LGD and EAD (exposure at default).

New Europe banks' loan portfolios are monitored using the *Credit Tableau de Bord*, which has been in use for two years and has been further expanded to incorporate Basel 2 requirements (e.g., the distribution of the portfolio by rating category has been included).

Finally, portfolio risk for the UniCredit Group is monitored using a Credit Risk Management model developed internally using a default mode methodological approach, which is designed to take into account portfolio concentration and correlations, transfer risk and counterparty risk for OTC derivatives. The model currently assesses about 90% of credit risk and results show that the absorption of operating capital is likely to be less than the current regulatory minimum.

COUNTRY RISK

Country risk is managed by determining appropriate commercial and financial maximum operating levels of risk that can be assumed by companies belonging to the UniCredit Group in respect of banks, government entities, financial institutions and companies residing in or related to the country.

Analysis of the risk of a specific country, which is now based on quantitative criteria, uses a scoring model (Country Credit Scoring Model – CCS) and is based on standard criteria applicable to all countries considered to be at risk; it summarises and analyses the main macro-economic indicators for the country under consideration, its political situation and the management of its economy, ratings assigned by international agencies and Italian observers (Bank of Italy, SACE) and the market perception of risk (changes in yields on government or similar securities).

The model's main objective is to identify the maximum overall potential risk that the UniCredit Group may assume in respect of each individual country, within which the maximum operating risk levels noted above are subsequently approved by each Group bank.

In addition to determining the potential maximum risk level, the CCS model also allows constant monitoring of a country's solvency level and projections to be made on risk trends, including medium- and long-term projections. All factors considered by the CCS model are updated automatically by databases provided by leading specialised companies.

Financial Risk

Financial risk comprises fluctuations in the value of our positions resulting from changes in prices and market factors. For the UniCredit Group, financial risks are associated with all of its positions resulting from trading operations (trading book), commercial operations and strategic investment decisions (banking book).

ORGANISATIONAL STRUCTURE

The Parent Company's Board of Directors establishes strategic guidelines for assuming market risk by defining capital allocation for the Parent Company and subsidiaries according to risk propensity and the objectives relating to value creation in proportion to risks assumed.

The Parent Company's Risk Committee has a consulting and advisory role in respect of decisions made by the Managing Director/CEO and the definition of proposals made by the Managing Director/CEO to the Executive Committee or Board of Directors on the following issues:

- the determination of Group risk policies (identification of risks, analysis of the risk propensity, determination of capital allocation targets and structure of limits by type of risk, allocation of related functional responsibilities to appropriate Departments and Divisions);
- determination of corrective actions to re-align the Group's risk positions.

The Committee is made up of the Managing Director/CEO, Division Heads, and the Heads of Planning and Finance, Administration and Credits.

The Managing Director/CEO presides over this body. If the Managing Director/CEO is absent, the Head of the Planning and Finance chairs the committee.

The Parent Company's Market Risk Management unit (CARM) ensures that the Group's market risk measurement models are standardised and that the monitoring and management of market risks are uniform for all subsidiaries.

Market Risk Management is responsible for measuring market risk by monitoring the Parent Company's positions and the overall positions of individual Group entities in order to ensure that all exposure is monitored. However, each Group company is directly responsible for monitoring risks assumed in accordance with the guidelines dictated by the Parent Company.

Finally, the Parent Company's Market Risk Management unit proposes the limits and investment policies for the Group and its entities in keeping with the capital allocation process during the preparation of the annual budget.

The Parent Company's Asset and Liability Management unit (ALM) handles strategic and operating ALM in order to ensure the balance of capital structures and the economic and financial sustainability of the Group's growth policies in the lending market by optimising the Group's exchange rate, interest rate and liquidity risk profiles and centralising strategic funding activities in capital markets.

METHODS AND TOOLS

The tool used by the UniCredito Italiano Group to measure the market risk of trading positions is Value at Risk (VaR), which is calculated using the historical simulation approach.

The historical simulation method provides a daily revaluation of positions on the basis of historical market price performance over the last twelve months. The resulting distribution of profits and losses is analysed to determine the impact of extreme market movements on portfolio values. The percentile distribution value corresponding to the established confidence interval is the VaR measurement. In accordance with Basel rules on internal models, the parameters used for calculating VaR are as follows: observation period of one year; confidence interval of 99%; a one-day time horizon; daily updating of time series.

A one-day time horizon enables immediate recognition of profits/losses generated.

The method used allows the use of a flexible approach to monitor a broad group of risks (delta; gamma - for products with a non-linear profile; vega - over the entire volatility curve; rho - due to the discount rate) and provides accurate volatility and correlation calculations.

For risk calculation and monitoring functions, UniCredit uses the internal model generated by UBM and validated by the Bank of Italy in its letter of 23 December 2003.

For banking book positions, UniCredit currently also uses Sensitivity Analysis and Gap Liquidity Analysis methodologies.

Sensitivity analysis allows a measurement of the variation in the value of positions on the basis of pre-established shocks to the interest rate curve (through parallel and non-parallel shifts). In general, a parallel shift of 100 b.p. for all time buckets of the curve is considered.

The purpose of the analysis is to assess the impact of rate shock on net interest income for the current period by taking into consideration different assumptions on the elasticity of on-demand entries.

Gap Liquidity Analysis provides the liquidity position for each time bucket on a precise, cumulative basis.

The analyses described are differentiated by currency.

THE FINANCIAL RISKS OF TRADING

The financial risks arising from trading operations are the result of financial positions taken by the Group's centres which specialise in the assumption of market risk within the limits and authorities assigned.

Thus, these risks are associated with positions generated by transactions involving fixed-rate securities and shares, exchange rates, derivatives and money market instruments.

Below are daily VaR data for 2004 for trading operations carried out by the UniCredit Group's various legal entities.

DAILY VaR FOR TRADING OPERATIONS

(figures provided before minorities)		TOTAL UNICREDIT, 2004			2003 average
		Average €	High €	Low €	
UniCredito Italiano		6,117,062	10,191,615	2,549,639	3,975,424
UniCredito Italiano Bank (Ireland)		722,719	1,136,349	512,500	428,809
UBM – TradingLab		3,812,013	6,459,527	2,277,078	4,428,436
New Europe		993,656	2,239,616	455,930	1,854,514
Diversification	31%	3,770,798	N/A	N/A	N/A
Total UCI Trading		**8,360,808**	**14,000,922**	**4,527,135**	**7,979,159**

The increase in average daily VaR from 2003 for UniCredito Italiano and UniCredito Italiano Bank (Ireland) ("UCI Ireland") was primarily due to the change in the methodology for VaR calculation following the extension of the internal UBM model to UniCredito Italiano (trading and banking) positions and to UCI Ireland's trading portfolio positions.

New Europe Division banks adopted the VaR calculation methodology based on historical simulation and were provided with risk management instruments that make monitoring possible using the Group's approach. This ensures compliance with current laws, instructions of the respective central banks and investment policies approved for each bank.

With the daily cooperation of local Risk Management units, the Parent Company's Risk Management unit combines VaR for market risk and considers the positive effect of diversification rather than mere risk summation.

Below are daily VaR data for 2004 for trading operations carried out by the New Europe Division.

DAILY VaR FOR NEW EUROPE TRADING OPERATIONS

		TOTAL NEW EUROPE 2004			
(figures provided before minorities)		**Average €**	**High €**	**Low €**	**2003 average**
Pekao Bank		402,163	993,432	151,799	858,511
Koçbank		701,631	2,860,338	186,121	642,828
Zagrebacka Banka		258,685	472,417	123,911	275,341
Zivnostenska Banka		68,273	259,517	28,070	328,488
Unibanka		142,161	317,267	77,566	415,194
Bulbank		325,327	578,673	225,765	334,227
Diversification	46%	904,629	N/A	N/A	797,762
Total New Europe		**993,656**	**2,239,616**	**455,930**	**1,854,514**

Total average VaR dropped from 2003 levels due mainly to the reduction in the average marginal VaR for Bank Pekao.

BANKING BOOK FINANCIAL RISKS AND ASSET AND LIABILITY MANAGEMENT

In terms of instruments used to control financial risks, certain legal entities (UniCredit Banca, UniCredit Banca d'Impresa, UniCredit Private Banking, UniCredit Clarima Banca and UniCredit Banca per la Casa), use the Operating Asset and Liabilities Management (*ALMO*) system to manage interest rate and liquidity risk on a daily basis under the supervision of ALM in Group Planning and Finance.

In addition to daily operating management, each quarter ALM actively monitors and manages the Group's medium and long-term structural liquidity risk by maintaining a positive balance between deposits and structural loans and at the same time ensuring the fair, accurate and transparent transfer to individual legal entities of the strategic cost of funding incurred by UniCredito Italiano for the entire Group.

Liquidity Analysis and Gap Analysis methodologies are used monthly (for Italian companies) and quarterly (for foreign companies) to control the financial risks of the banking book. The main methodology used consists of assessing the impact of a change in market rates on net interest income using a static gap analysis which measures the impact of a one-point increase (or decrease) in market rates on net interest income over a time horizon of 12 months assuming that positions do not move during the period. As at 31 December 2004, this measure gave a €284 million loss for downward rate shocks and a €288 million surplus for upward rate shocks.

Operational Risk

DEFINITION AND ORGANISATIONAL STRUCTURE

Controlling operational risk is very important within our Group. Projects aimed at reporting and controlling operational risk were launched in several Group companies even before the publication of the reference document for the New Basel Capital Accord. Since 2002, a Parent Company organisational unit dedicated to this issue - responsible for measuring and controlling the Group's operational risks - has been operational. In addition, to co-ordinate the measures needed to achieve compliance with the New Accord at all Group companies, a task force was formed which is responsible for operational risks under a "Basel 2 Project," and is co-ordinated by the Parent Company's operational risk management department.

All Group companies have a unit dedicated to operational risk. The unit responsible for the Parent Company's operational risk is part of Administration and performs planning functions for the Group in the area of the development and application of models for measuring and controlling operational risk. The Parent's co-ordination ensures that models will be adopted that are consistent within the Group and that uniform standards will be used. The first step in this process is to define operational risk. *Operational risk is the variability of company profits caused by errors, violations, interruptions or damage attributable to internal processes, people, systems or external events based on a cause-effect approach*. There is a special focus on identifying the causes of operational risk and distinguishing it from the effects (errors, losses). This distinction is particularly important in guiding preventative and corrective actions.

GROUP STANDARDS

The department responsible for operational risk within the Parent Company has defined the standards that all Group companies must follow in controlling operational risk. The standards established were included in a Group manual on operational risk management approved by the Risk Committee and submitted to the UniCredit Board of directors. Standards established at Group level are incorporated in specific manuals which are approved by the bodies authorised by each subsidiary.

ON-GOING REPORTING AND CONTROL

Regular reports on operational risk are submitted to subsidiaries' senior management. The reports indicate the main operational events in the reference period, errors and losses that occurred during that period and risk capital. The methodologies for controlling operational risk were developed using *ORMA* (Operational Risk Management Application), an information system that supports departments responsible for controlling operational risk. This application was developed by the Parent Company's operational risk management unit with the support of UniCredit Servizi Informativi. It is available on the Internet and is distributed to the Group's Italian and foreign subsidiaries. *ORMA* builds a common database which is essential for controlling operational risk. Standard classification methods allow combined and inter-area analyses of several companies or processes to be performed. The application is broken down into modules with different functions: management of operational incidents, reporting, analysis and control of the operational risk of company processes, performance indicators and environment analysis.

MEASURING RISK CAPITAL AND INSURANCE POLICY

The department responsible operational risk within the Parent Company has developed Rovar, a model for measuring risk capital. The latter is defined as the capital necessary to cover operational risk at Group and individual company level. The UniCredit operational risk management database, which is built by Group companies, and *DIPO* (the Italian database of operating losses, which is managed by the Italian Banking Association; this database collects operating loss data provided half-yearly by member banks and provides information on industry losses) are used to calculate *Rovar*. By using models developed for calculating risk capital, the Parent Company's operational risk management unit supports Group companies in the assessment and selection of insurance policies and provides a better assessment of the deductible and maximum amount insured. The Parent Company's operational risk management unit prepares semi-annual reports on the effectiveness of insurance cover with information on operating losses incurred and recoveries on claims under various types of policies.

TRAINING

There is a strong emphasis on disseminating the culture of operational risk throughout the Group, and a training programme has been developed for this purpose. In addition to preparing manuals for conducting typical operational risk management activities, special training sessions are regularly held in classrooms or on the Internet targeting the departments responsible for operational risk management in the Group's companies and other areas involved in the analysis and gathering of relevant information for operational risk management.

Risk Integration

Integrating different types of risk allows a quantification of the overall risk exposure of the individual companies and the Group in the performance of their activities.

Thus, the measurement of integrated risks takes into consideration all risks assumed including any benefits derived from the diversification of the various types of risks analysed.

In addition to financial, operating and credit risks, the integration process also applies to other categories of risk such as business risk resulting from the volatility of service income.

The need to obtain an integrated risk measurement is twofold and based on the desire to:

- obtain a better and more concrete understanding of actual risk incurred for the purposes of active capital management;
- apply the principles underlying Pillar Two of the New Basel Accord.

The Risk Integration area of the CARM unit of Group Planning and Finance is moving forward with the development of a quantitative model for measuring integrated risk. With the support and collaboration of the Group credit risk management area (Credit Strategies and Policies within Group Credits), the Risk Integration area has also produced the first purely experimental results of integrating market and credit risks and has estimated savings, for 80% of the Group's positions, of 5-6.5% in operating capital over the mere sum of these risks.

Capital Management

The Capital Management area of the CARM Unit of the Parent Company's Planning and Finance Department defines the target level of capitalisation for the Group and its companies in keeping with regulatory requirements and risk propensity.

This area allocates capital to the Group's business areas by assigning performance goals adjusted for risk, for the purpose of creating value for shareholders, and also by defining the return expected by shareholders (cost of capital).

In the active management of capital, Capital Management prepares the financial plan and monitors regulátory capital ratios on a monthly basis and anticipates the appropriate steps required to achieve its goals.

Capital Management checks that the Bank of Italy Tier 1 ratio and Total Capital ratio meet regulatory requirements. However, for management purposes and for the new monitoring required by the regulatory authorities, the indicator with the greatest importance is the Core Tier 1 ratio, i.e., the ratio of Tier 1 in the strict sense (core equity excluding preference shares) to risk-weighted assets for credit and market risk and securitisation transactions (tranche equity).

UniCredit has set itself a target Core Tier 1 ratio of 6.8%, which is in line with major international banking groups with the same credit standing (AA- by S&P). The level of capitalisation defined is to cover financial, credit, operating and business risks. As at 31 December 2004, this target was easily met with a ratio of 7.36%.

CAPITAL RATIOS

	DATA AS AT	
	31.12.2004	31.12.2003
Capital for regulatory purposes		(€ million)
Tier 1 capital	11,876	11,077
- of which, Preference shares	*870*	*896*
Tier 2 capital	5,933	4,973
Items to be deducted	-404	-409
Total regulatory capital	**17,405**	**15,641**
Risk-weighted assets		(€ million)
Credit risk	137,599	130,459
Market risk	9,708	13,683
Other prudential requirements	2,191	1,922
Total risk-weighted assets	**149,498**	**146,064**
Capital ratios (%)		
Tier 1 capital/Credit risk-weighted assets	8.63%	8.49%
Tier 1 capital/Total risk-weighted assets	7.94%	7.58%
Core capital/Total risk-weighted assets[1]	7.36%	6.97%
Total regulatory capital/Total risk-weighted assets[2]	11.64%	11.12%
Capital surplus over minimum requirement (€ million)[2]	**5,445**	**4,556**

1. Core capital is equal to Tier 1 capital less preference shares.

2. The figure as at 31 December 2003 includes €600 million tier 3 subordinated debt hedging market risk.

Shares and Shareholders

As at 31 December 2004 the Bank's capital stock totalled €3,168,354,641.50 and was made up of 6,336,709,283 shares of €0.50 each, including 6,315,002,731 common shares and 21,706,552 savings shares.

As at 31 December 2004, the Shareholders' Register showed the following:
- There were approximately 243,000 shareholders;
- Resident shareholders held approximately 62% of capital and foreign shareholders the remaining 38%;
- 87% of ordinary capital stock was held by legal entities and the remaining 13% by individuals.

As at the same date, the main shareholders were as follows:

MAIN SHAREHOLDERS	Percent. of ordinary capital held
1. Fondazione C.R. Verona, Vicenza, Belluno e Ancona	9.245%
2. Fondazione Cassa di Risparmio di Torino	8.713%
3. Carimonte Holding S.p.A.	7.054%
4. Allianz Group	4.896%
5. AVIVA Group	2.858%
6. Fondazione Cassamarca C.R. della Marca Trevigiana	2.140%

Note: UniCredit's Articles of Association set a limitation on voting rights at 5% of capital.

The Transition to International Accounting Standards (IAS)

LEGAL BACKGROUND

European Union Regulation no. 1606 dated 19 July 2002 stated that starting in 2005, all European Union companies whose equities are listed on a regulated market will be required to submit consolidated financial statements that conform to International Accounting Standards (IAS or IFRS – International Financial Reporting Standards, based on the recent name used for these principles) issued by the IASB (International Accounting Standards Board). The above Regulation left it to member states to decide whether to extend the adoption of these principles to the financial statements of unlisted companies and the individual financial statements of listed companies.

The Regulation also provided a mechanism for inclusion ("endorsement") of the individual international accounting standards in European legislation. In particular, the following principles have been adopted in recent months:
- accounting standard IAS 39
- several new IAS standards issued by the IASB such as IFRS 2, IFRS 3, IFRS 4 and IFRS 5
- updated versions of IAS standards already adopted by the European Union under Regulation 1725/2003, which, in the meantime, have been revised by the IASB.

The adoption of IAS 39 put an end to a long-standing debate between the IASB and representatives of the European banking community for the time being. The main disagreements were over the possibility of including "core deposits" among items subject to hedging transactions and the option to value liabilities at fair value with a balancing entry in the profit and loss account. The European Union decided to resolve this disagreement by adopting a version of IAS 39 that had been appropriately amended to exclude the contentious issues (the "carved out" IAS 39). As a result, unlike the original IAS 39, the version of IAS 39 being adopted by the European Union includes:

- provisions prohibiting fair market valuation (with a balancing entry in the profit and loss account) of non-trading financial liabilities;
- the admissibility of including "core deposits" among items that can be hedged.

However, the European Union does not rule out that the continuing debate and future amendments to IAS 39 being prepared by the IASB could lead to full adoption of IAS 39 in the near future.

ADOPTION OF IAS IN ITALY

Italian lawmakers have exercised the option granted by Regulation 1606/2002 and authorised the government to adopt all necessary legislative provisions to identify which companies (in addition to listed companies) will be required to apply IAS. Based on this authority, on 26 February 2005 a decree was issued in which the area of application of IAS in Italy is regulated. The overall situation is as follows:

- Mandatory IAS adoption in 2005
  - Consolidated financial statements of listed companies
  - Consolidated financial statements of banks and financial institutions
- Optional IAS adoption in 2005
  - Individual financial statements of listed companies
  - Individual financial statements of banks and financial institutions
  - Individual financial statements of subsidiaries of listed companies, banks and financial institutions required to prepare IAS-compliant consolidated financial statements
- Mandatory IAS adoption in 2006
  - Individual financial statements of listed companies
  - Individual financial statements of banks, insurance companies and finance companies

Article 9 of this Legislative Decree specifies that it is still up to the Bank of Italy to determine the content and format of bank financial statements, and it is now determining the minimum content requirements for Accounts and Notes to Accounts.

With regard to listed companies, which are required to adopt IAS for the preparation of financial statements in 2005, CONSOB has distributed to issuers a reference document defining the methods for listed Italian groups to submit interim figures during the transition period. This document indicates that it is possible to prepare quarterly reports as at 31 March 2005 on the basis of valuation and measurement criteria established under current laws (i.e., Legislative Decree 87/92 for bank groups). Starting with interim financial statements as at 30 June 2005 (the second quarter and half-year reports), it will be necessary to use IAS/IFRS valuation and measurement standards and to apply the provisions of IAS 34 ("interim reporting"). If it is impossible to apply IAS 34, the previous rules may be applied, but only for the second quarterly report and half-year report, and a reconciliation must be provided comparing shareholders' equity and profit figures prepared using those rules with the same figures determined using IAS.

Based on the above and, in particular, on the fact that certain options with a significant impact have only recently been determined and other major factors are still being determined, the Group prudently anticipates that it will publish quantitative information based on IAS starting with the Interim Report as at 30 June 2005.

THE IAS PROJECT OF THE UNICREDIT GROUP

In order to manage the introduction of international accounting standards, UniCredit has launched an IAS Project dedicated to studying the effects on the different areas of Group companies and the implementation of respective operational and procedural changes.

The structure of the project, which makes use largely of the skills and capabilities of Group personnel, includes:

- a Steering Committee: the main areas of the Parent Company and representatives of several subsidiaries will participate in this committee. The Executive Committee is responsible for supervising the progress of the Project and validating conclusions of the task forces;
- a Technical Group: body responsible for co-ordination and support of the activities of the individual task forces;
- Task forces: groups responsible for studying the new standards, comparing them with Italian standards, evaluating the effects of the introduction of the new standards, proposing operating solutions and monitoring their implementation and start-up.

The activities of the Project have taken the form of specific initiatives, which, with the involvement of several Group areas, will allow solutions to be found to the various (business, information management and reporting) problems connected with the transition to IAS.

The transition to international accounting standards has required, and will continue to require, a significant commitment to develop a new information system running parallel to the existing system used for preparing financial statements which is based on Italian accounting standards, and which will be retained. The architecture of the new system is based on two central data-bases, a Financial Data-base and IAS Repository with an extensive complement of links with operational systems and systems specialising in accounting, reporting and financial statements. These systems will interact with several specialised engines for the calculation, measurement and processing of data held in these central modules. The most important of the latter are for the calculation of amortised cost, the determination of fair value and verification of the effectiveness of hedging transactions.

More specifically, the Financial Data-base reports, processes and records in detail all positions that contribute to the formation of balance sheet entries for financial instruments that are valued using the amortised cost or fair value principle. Using a specific module, it also develops considerations concerning the verification of the effectiveness of hedging transactions and obtains the resulting valuations required by IAS. To determine the fair value of financial instruments, the Financial Data-base uses separate calculation systems developed in the area of finance and risk management, which also produce the information for Value at Risk, sensitivity analysis, cash-flows and product pricing, including on the basis of information from the Basel 2 environment for the credit risk of individual customers. Basel 2 information is also used by the IAS Repository to quantify "incurred losses" on performing term loans through the effect on fair value of changes in credit spread due to credit deterioration.

The IAS Repository is a data-base that records all transactions for which the application of valuation processes specified by IAS may potentially produce a value diverging from the operational value. It keeps track of operating values and all adjustments that lead to the determination of the IAS value of the individual transaction. The IAS Repository draws data from the Financial Data-base for entries valued at amortised cost or fair value, and from individual procedures for entries to be maintained at cost. The main functions of this module are to analyse information in the data-base to determine accounting entries to be made daily and to provide data to the reporting and financial statement data-bases.

The architecture described is currently being completed and tested. At the same time, IT support is being designed and prepared and will also be developed on the basis of new accounts and notes to accounts which are necessary for providing and processing IAS data for the purposes of financial statements.

QUANTITATIVE IMPACT

In 2004, several analyses were conducted to assess the quantitative impact of the adoption of IAS on the Group's financial statements. On the basis of the tools currently available, two different simulations were conducted at the request of the Bank of Italy to determine the effects of adopting IAS/IFRS on the balance sheets of December 2003 and June 2004. These effects were also assessed for projections in conjunction with the update of the three-year plan submitted to the financial community in October.

Based on the preliminary results of studies conducted up until now, it is believed that the impact on the Group's shareholders' equity and net profit is not significant overall.

Subsequent Events

YAPI VE KREDI BANKASI

In January 2005, in line with our growth strategy in New Europe, the Group entered into an exclusive negotiating agreement in Turkey to acquire a controlling interest (57.42%) in the Turkish bank Yapi ve Kredi Bankasi from the conglomerate Cukurova (44.53%) and the National Deposit Guarantee Fund (12.89%) through Koç Finansal Hizmetler AS, which is jointly owned by UniCredit and the Koç Group.

The purchase price for 100% of the capital of the above Turkish bank was set at €2,050 million, subject to revision on the basis of the results of due diligence and the bank's balance sheet on the date shares are transferred.

Yapi ve Kredi Bankasi is the sixth largest Turkish bank in terms of book assets (€13.5 billion), and it operates through a network of 400 branches with 11,000 employees. Its operations include all areas of banking business and financial services.

INTEGRATION OF BANCA DELL'UMBRIA AND CASSA DI RISPARMIO DI CARPI

In January 2005, in order to rationalise the activities of our subsidiaries Banca dell'Umbria and Cassa di Risparmio di Carpi in line with the Group's customer segment specialisation business model, UniCredit's Board of Directors approved the launch of a plan to reorganise the above banking subsidiaries. This plan calls for the merger by incorporation of the latter into UniCredito Italiano SpA and the subsequent spin-off of operations (in particular, retail banking, private banking and corporate banking, together with property) into other Group companies based on their respective business profiles.

The rationalisation of operations will lead to the creation of value for:

- customers, who will derive a benefit from the Group's widespread presence throughout Italy and in foreign markets, as well as the focus of products on the needs of individual categories of customers;
- employees, who will be able to share the Group's values and take advantage of the professional growth opportunities that will be offered to them;
- local entities, due to the continual focus on understanding the specific nature of markets served by the Group and the added value of the regional branch network;
- shareholders, due to synergy achievable as a result of the project which will generate structural economies of scale.

While implementing this project, the Group will continue to place the greatest emphasis on enhancing the value of shareholders' equity and the staff of the two banks and meeting the needs of local communities.

With regard to the economic impact of this integration, based on preliminary estimates, once operational the project to integrate the two banks could generate gross synergy worth about €26 million resulting from lower payroll costs and operating cost savings. With regard to labour costs, the integration of the two banks will make it possible to rationalise current staff levels in the banks' top management and sales management staff providing operational support by eliminating overlapping positions and increasing the percentage of staff working in branch operations. Savings related to other operating expenses will come from reduced direct payroll expenses, improved indirect cost efficiency and cost reductions resulting from the optimisation of property use, the management of purchases and intra-group expenses.

The transaction will generate one-off costs estimated at about €3.5 million (specifically in the areas of IT, logistics, staff rationalisation, staff training and communications) and corporate costs of about €1.3 million.

The integration is expected to take legal effect on 1 July 2005.

Outlook

There continues to be an outlook of moderate growth for the Italian economy in 2005. The economic recovery should take hold, but at modest levels and at a lower pace than the average in the euro area and in the United States. In particular, the strength of the euro could continue to serve as a significant impediment to growth. In fact, the exchange rate against the dollar is expected to remain at around $1.30 for the current year.

Given the moderate pace of recovery, the ECB's stance on monetary policy should continue to remain neutral, at least until the summer (with policy rates unchanged at 2%). At the end of 2005, ECB refinance rates are expected to rise by 50 basis points. In the United States, the Fed is expected to continue its policy of gradual rate hikes increasing Fed Funds from 2.25% at the end of 2004 to 3.50%.

Stock markets are projected to remain on a slightly positive trend in keeping with the expansionary, but unimpressive, phase of the economic cycle which is still affected by elements of uncertainty.

Overall, the environment described should contribute to improved profitability in the banking industry in 2005. Due to the recovery in net interest income, total revenues are expected to rise, and as a result of widespread cost containment policies, operating profits should show significant signs of growth.

In the environment described above, the Group's targets for 2005 have been formulated in keeping with those recently stated in the Strategic Plan: organic growth in all Divisions, rising market share, improvement in the cost/income ratio and vigilant risk management.

In particular, the specific guidelines underlying profit and sales targets can be summarised as follows:

- for the Retail Division, growth in revenues and market share through acquisitions, increased market penetration and improved customer retention and satisfaction together with tight cost and credit quality controls;
- for the Corporate Banking Division, the development of existing relationships and an increased share of wallet of core customers, especially in medium- and long-term loans, resulting in a positive impact on service commissions, and controls over credit quality indicators;
- for the Private Banking and Asset Management Division, growth in assets under administration and management through the expansion of international business and greater productivity of the distribution networks with resulting significant economies of scale;
- for the New Europe Division, growth in volume and revenues, and particularly service revenues; improved efficiency and continued reductions in the cost of risk;
- for the Global Banking Services Division, the optimisation of staff levels *inter alia* by leveraging the Group's presence in New Europe, the achievement of excellence in processes and rationalisation of property use and corporate structures.

If the external environment performs according to expectations, the success of these initiatives should make it possible to improve results over the previous period with an increase in the Divisions' contribution to consolidated net profit and to the Group's value.

Milan 14 March 2005

THE BOARD OF DIRECTORS

Chairman
SALVATORI

Managing Director/CEO
PROFUMO

CONSOLIDATED ACCOUNTS AND ANNEXES

2004 Consolidated Accounts were prepared in accordance with the provisions of Legislative Decree No. 87 dated 27 January 1992, enacted to implement EEC Directive 86/635, and the instructions issued by Banca d'Italia under Order No. 100 dated 15 July 1992 and subsequent revisions.

CONTENTS

In addition to the report on operations already provided, the Consolidated Accounts for the year consist of the consolidated accounts tables, the Notes to the Consolidated Accounts and the annexes to the Consolidated Accounts, as described below:

Consolidated Accounts

Statements that also include restated figures as at 31 December 2003 (see comparison with the corresponding previous period).

- Balance Sheet
- Profit and Loss Account

Calculation of restated figures as at 31 December 2003

- Profit and Loss Account

Notes to the Consolidated Accounts

The Notes to the Consolidated Accounts – which are presented on a comparative basis, as were the account tables – also include the figures as at 31 December 2004, as well as those regarding the restated situation.

Scope of Consolidation

- Scope of consolidation
- Consolidation Policies and Principles
- Changes in Scope of Consolidation

Part A – Accounting Principles

Part B – Notes to the Balance Sheet

Part C - Notes to the Profit and Loss Account

Part D - Other Information

Annexes

Net Profit and Shareholders' Equity Analysis: UniCredito Italiano SpA vs. Group.

Statement of Significant Equity Investments (pursuant to Article 126 of Consob Regulation No. 11971 dated 14 May 1999).

FORM

Unless otherwise indicated, amounts in the balance sheet and profit and loss account, as well as in the tables providing details, are stated in € **thousands**.
In the balance sheet tables under "annual changes", the impact of changes in the scope of consolidation was included under the sub-items "Other changes."

COMPARISON WITH THE PREVIOUS PERIOD

The Group's scope of consolidation has not changed significantly since the end of the previous period.
However, it should be noted that the inclusion of ING Sviluppo Finanziaria S.p.A. on 1 December 2003 resulted in the restatement of operating figures for the entire period, but only one twelfth of these figures were reflected in the 2003 Accounts.

OTHER INFORMATION

The Consolidated Accounts as at 31 December 2004, as well as the accounts of the Parent Company, were audited by our external auditors, KPMG S.p.A.

The Consolidated Accounts, including the auditor's report, and the company Accounts, accompanied by the Reports of the Statutory Auditors and the external auditor, must by law be kept on file at the Registered Office. The summary statements showing the essential figures for the most recent accounts of subsidiaries and affiliates must also be kept on file.

Finally, it should be noted that the company prepared and published, in accordance with the law and as required by CONSOB, its Report as at 30 June 2004, which was the subject of a limited audit, and consolidated quarterly reports as at 31 March and 30 September 2004.

Consolidated Accounts

Accounts as at 31 December 2004 and Comparative Accounts

Consolidated Balance Sheet

Consolidated Profit and Loss Account

Restated figures as at 31 December 2003

Consolidated Profit and Loss Account

(€ '000)

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Assets		
10. Cash and balances with central banks and post offices	**2,083,316**	**1,952,396**
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,628,798**	**2,054,001**
30. Loans to banks:	**36,521,025**	**32,783,258**
a) on demand	2,632,668	2,039,916
b) other loans	33,888,357	30,743,342
40. Loans to customers	**140,438,449**	**126,709,237**
of which:		
- loans with deposits received in administration	*142,216*	*138,662*
50. Bonds and other debt securities:	**25,395,269**	**25,348,504**
a) of government issuers	14,323,578	15,264,363
b) of banks	5,962,338	5,659,796
of which:		
- own securities	*4,952*	*10,533*
c) of financial institutions	3,794,399	3,111,978
of which:		
- own securities	-	-
d) other issuers	1,314,954	1,312,367
60. Shares, interests and other equity securities	**1,891,501**	**2,124,084**
70. Equity investments	**3,397,670**	**3,367,224**
a) valued at net equity	634,680	594,484
b) other	2,762,990	2,772,740
80. Equity investments in Group companies	**138,386**	**137,242**
a) valued at net equity	128,998	127,693
b) other	9,388	9,549
90. Positive consolidation differences	**1,059,300**	**1,229,299**
100. Positive net equity differences	**2,305**	**2,907**
110. Intangible fixed assets	**1,080,038**	**1,167,290**
of which:		
- start-up costs	*1,366*	*2,064*
- goodwill	*643,525*	*770,785*
120. Tangible fixed assets	**3,001,583**	**3,238,372**
140. Own shares or interests (nominal value: €43,500)	**358,416**	**-**
150. Other assets	**45,605,296**	**36,124,218**
160. Accrued income and prepaid expenses:	**2,253,818**	**2,017,604**
a) accrued income	1,631,842	1,454,660
b) prepaid expenses	621,976	562,944
of which:		
- issue discount on securities	*26,801*	*8,753*
Total assets	**265,855,170**	**238,255,636**

(€ '000)

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Liabilities and Shareholders' Equity		
10. Due to banks:	**37,702,133**	**44,252,285**
a) on demand	2,074,008	2,910,240
b) on term or with notice	35,628,125	41,342,045
20. Due to customers:	**103,664,134**	**97,802,811**
a) on demand	66,336,666	62,754,025
b) on term or with notice	37,327,468	35,048,786
30. Securities in issue:	**53,106,327**	**37,297,683**
a) bonds	23,956,311	10,839,450
b) certificates of deposit	27,361,194	25,645,472
c) other securities	1,788,822	812,761
40. Deposits received in administration	**152,630**	**173,344**
50. Other liabilities	**42,862,703**	**31,841,817**
60. Accrued liabilities and deferred income:	**2,131,588**	**1,749,273**
a) accrued liabilities	1,553,579	1,336,777
b) deferred income	578,009	412,496
70. Reserve for employee severance pay	**1,026,167**	**993,624**
80. Reserves for risks and charges:	**3,449,488**	**3,836,482**
a) reserve for retirement payments and similar	513,224	520,513
b) taxation reserve	1,272,090	1,984,233
c) consolidation reserve for future risks and charges	3,731	3,886
d) other reserves	1,660,443	1,327,850
90. Loan loss reserves	-	**69,163**
100. Fund for general banking risks	-	**133,260**
110. Subordinated debt	**6,541,276**	**6,189,574**
120. Negative consolidation differences	**51,869**	**51,620**
130. Negative net equity differences	**2,602**	**12,425**
140. Minority portion of shareholders' equity (+/-)	**+1,128,908**	**+972,978**
150. Capital	**3,168,355**	**3,158,168**
160. Share premium reserve	**2,308,639**	**3,308,639**
170. Reserves:	**6,145,978**	**4,166,693**
a) legal reserve	631,634	508,136
b) reserve for own shares or interests	358,416	-
c) statutory reserves	1,593,411	1,015,472
d) other reserves	3,562,517	2,643,085
180. Revaluation reserves	**281,857**	**285,217**
190. Retained earnings	-	-
200. Net profit	**2,130,516**	**1,960,580**
Total liabilities and shareholders' equity	**265,855,170**	**238,255,636**
Guarantees and Commitments		
10. Guarantees given	**13,687,021**	**12,268,915**
of which:		
- acceptances	*72,935*	*36,875*
- *other guarantees*	*13,614,086*	*12,232,040*
20. Commitments	**28,097,971**	**22,326,036**
of which:		
- *for sales with repurchase obligations*	-	-

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

(€ '000)

	2004	2003 restated	2003 historical
10. Interest income and similar revenues	9,512,280	9,491,313	9,541,310
of which:			
- on loans to customers	*7,106,410*	*6,651,529*	*6,703,622*
- on debt securities	*1,681,887*	*2,001,365*	*1,999,663*
20. Interest expense and similar charges	4,592,503	4,746,811	4,746,808
of which:			
- on amounts due to customers	*1,394,562*	*1,427,753*	*1,427,753*
- on securities in issue	*1,020,853*	*827,537*	*827,537*
30. Dividends and other revenues:	226,559	234,015	286,185
a) on shares, interests and other equity securities	167,227	197,297	228,299
b) on equity investments	59,332	36,718	57,886
c) on equity investments in Group companies	-	-	-
40. Commission income	3,854,175	3,901,278	3,877,743
50. Commission expense	565,589	594,374	561,586
60. Trading profit (loss)	993,390	1,287,456	1,287,537
70. Other operating income	1,114,199	1,083,267	986,099
80. Administrative expenses:	5,469,498	5,252,289	5,216,544
a) payroll costs	3,388,528	3,279,953	3,280,810
of which:			
- wages and salaries	2,400,365	2,328,787	2,367,316
- social security contributions	631,345	603,934	613,612
- severance pay	146,335	142,736	141,962
- retirement payments and similar	102,274	97,169	97,115
b) other administrative expenses	2,080,970	1,972,336	1,935,734
90. Writedowns of intangible and tangible fixed assets	747,385	754,063	749,745
100. Provisions for risks and charges	273,574	230,323	230,293
110. Other operating expenses	221,592	214,488	212,705
120. Writedowns of loans and provisions for guarantees and commitments	1,431,687	1,489,225	1,489,225
130. Write-backs to loans and provisions for guarantees and commitments	540,917	531,946	531,946
140. Provisions to loan loss reserves	-	43,931	43,931
150. Writedowns of financial investments	15,742	30,158	30,158
160. Write-backs of financial investments	10,286	19,806	19,806
170. Profit (loss) from equity investments valued at net equity	53,873	6,994	6,994
180. Profit before extraordinary items and income tax	**2,988,109**	**3,200,413**	**3,256,625**
190. Extraordinary income	647,265	447,586	448,079
200. Extraordinary charges	429,562	232,499	233,480
210. Extraordinary income - net	**217,703**	**215,087**	**214,599**
230. Change in the fund for general banking risk	-130,371	-3,841	-3,841
240. Income tax for the year	1,036,262	1,334,587	1,385,620
250. Minorities	169,405	124,174	128,865
260. Net profit	**2,130,516**	**1,960,580**	**1,960,580**

The restated profit and loss account reflects the most significant changes in the scope of consolidation in addition to reclassifications needed to provide for a like-with-like comparison with 2004.

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

(€ '000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT AS AT 31 DECEMBER 2003 - Restated

Items	2003 historical	CHANGES DUE TO MODIFIED SCOPE OF CONSOLIDATION AND RECLASSIFICATION	2003 restated
10. Interest income and similar revenues	9,541,310	-49,997	9,491,313
of which:			
- on loans to customers	*6,703,622*	*-52,093*	*6,651,529*
- on debt securities	*1,999,663*	*1,702*	*2,001,365*
20. Interest expense and similar charges	4,746,808	3	4,746,811
of which:			
- on amounts due to customers	*1,427,753*	*-*	*1,427,753*
- on securities in issue	*827,537*	*-*	*827,537*
30. Dividends and other revenues:	286,185	-52,170	234,015
a) on shares, interests and other equity securities	228,299	-31,002	197,297
b) on equity investments	57,886	-21,168	36,718
c) on equity investments in Group companies	-	-	-
40. Commission income	3,877,743	23,535	3,901,278
50. Commission expense	561,586	32,788	594,374
60. Trading profit (loss)	1,287,537	-81	1,287,456
70. Other operating income	986,099	97,168	1,083,267
80. Administrative expenses:	5,216,544	35,745	5,252,289
a) payroll costs	3,280,810	-857	3,279,953
of which:			
- wages and salaries	*2,367,316*	*-38,529*	*2,328,787*
- social security contributions	*613,612*	*-9,678*	*603,934*
- severance pay	*141,962*	*774*	*142,736*
- retirement payments and similar	*97,115*	*54*	*97,169*
b) other administrative expenses	1,935,734	36,602	1,972,336
90. Writedowns of intangible and tangible fixed assets	749,745	4,318	754,063
100. Provisions for risks and charges	230,293	30	230,323
110. Other operating expenses	212,705	1,783	214,488
120. Writedowns of loans and provisions for guarantees and commitments	1,489,225	-	1,489,225
130. Write-backs to loans and provisions for guarantees and commitments	531,946	-	531,946
140. Provisions to loan loss reserves	43,931	-	43,931
150. Writedowns of financial investments	30,158	-	30,158
160. Write-backs of financial investments	19,806	-	19,806
170. Profit from equity investments valued at net equity	6,994	-	6,994
180. Profit before extraordinary items and income tax	**3,256,625**	**-56,212**	**3,200,413**
190. Extraordinary income	448,079	-493	447,586
200. Extraordinary charges	233,480	-981	232,499
210. Extraordinary income - net	**214,599**	**488**	**215,087**
230. Change in fund for general banking risks	-3,841	-	-3,841
240. Income tax for the year	1,385,620	-51,033	1,334,587
250. Minorities	128,865	-4,691	124,174
260. Net profit	**1,960,580**	**-**	**1,960,580**

Notes To The Consolidated Accounts

The consolidated report on operations provides combined coverage of the balance sheet, financial condition and operating results as at 31 December 2004 of the UniCredito Italiano Banking Group (Register of Banking Groups, Code No. 3135.1), which includes the Parent Company, companies in which the Parent Company holds a majority of voting rights either directly or indirectly, and companies that are controlled pursuant to provisions of bylaws and shareholder agreements (dominant influence), which operate in the banking and financial sectors, or which carry out, as their exclusive or main business, an activity that is complementary to that of the Group companies.

Consolidation is on a line-by-line basis for the accounts of the Parent Company and those companies belonging to the Bank Group, with the exception of:

• companies not operating as at 31.12.2004 *(valued using the equity method):*
Zivnostenska Finance B.V.
• companies in liquidation *(carried at cost):*
Auges S.p.A. SIM, Agroinvest FPS a.s.
• companies which, due to their size, are considered irrelevant for the purposes of the clarity of the Accounts pursuant to paragraph 1 of Article 29 of Legislative Decree 87/92.

These include:

- *companies valued using the equity method*
UniCredit Private Wealth Advisory S.r.l. (formerly UniCredit Consulting S.r.l.), Ventura Finance S.p.A., Pekao Financial Services Sp. Zo.o., Pekao Access Sp.Zo.o., Central Poland Fund Llc, Marketing Zagrebacke Banke d.o.o., Upi Poslovni System d.o.o., Zane BH d.o.o.

The proportional consolidation method was used for the accounts of the Koç Finansal Hizmetler A.S. Group, for Orbit Asset Management Limited within the Pioneer Group and for IKB CorporateLab.

The following equity investments are also included in the scope of consolidation:

• those companies under direct and/or indirect or joint control, which engage in businesses other than banking, financial, or ancillary operations;
• those companies in which the direct and/or indirect stake held is between 20 and 50 percent.

These companies are valued using the equity method.

Companies subject to significant influence but small in size, those to be sold or those not operating, which are valued at cost, are excluded from consolidation.

For the complete list of significant equity investments indicating the respective consolidation methods, see section 3.1, "Significant Equity Investments", in the Notes to Accounts. The list below provides an overview of Group companies:

1. Fully Consolidated Subsidiaries

Italian-resident Credit Institutions

UniCredito Italiano S.p.A.
UniCredit Banca S.p.A.
UniCredit Banca d'Impresa S.p.A.
UniCredit Private Banking S.p.A.
UniCredit Banca Mobiliare S.p.A.
Banca dell'Umbria 1462 S.p.A.
Cassa di Risparmio di Carpi S.p.A.
UniCredit Banca Mediocredito S.p.A.
UniCredito Gestione Crediti S.p.A.
UniCredit Banca per la Casa S.p.A.
UniCredit Xelion Banca S.p.A.
UniCredit Clarima Banca S.p.A.
(formerly Clarima Banca S.p.A.)

Italian-resident Financial Companies

Cordusio Società Fiduciaria per Azioni
Locat S.p.A.
UniCredit Factoring S.p.A.
Uniriscossioni S.p.A.
Fida Sim S.p.A.
F.R.T. Fiduciaria Risparmio Torino Sim S.p.A.
UniCredit Private Asset Management S.G.R.p.A.
Bac Fiduciaria S.p.A.
Banca Agricola Commerciale della Repubblica di San Marino S.A.
S+R Investimenti e Gestioni S.G.R.p.A.
Quercia Funding S.r.l.
Sviluppo Finanziaria S.p.A.
(formerly Ing Sviluppo Finanziaria S.p.A.)

Italian-resident Ancillary Companies

Quercia Software S.p.A.
Trivimm S.r.l.
UniCredit Produzioni Accentrate S.p.A.
Uni IT S.r.l.
UniCredit Servizi Informativi S.p.A.
Cordusio Immobiliare S.p.A.
UniCredit Real Estate S.p.A.
UniCredit Audit S.p.A.

Non-resident Credit Institutions

Banque Monegasque de Gestion S.A.
UniCredit (Suisse) Bank S.A.
UniCredito Italiano Bank (Ireland) Plc
UniCredit International Bank (Luxembourg) S.A.
Bulbank A.D.
Unibanka A.S.
Zivnostenska Banká A.S.
UniCredit Romania S.A.

Non-resident Financial Companies

Tyrerescom Ltd
UniCredit Delaware Inc.
UBM Securities Inc. (formerly TradingLab Inc.)
UniCredit Ireland Financial Services Plc
(formerly Cariverona Ireland Plc)
UniCredit Leasing Romania S.A.
(formerly Demir Romlease S.A.)
UniCredit Securities S.A.
(formerly Demir Securities Romania S.A.)
Xelion Doradcy Finansowi Sp.Zo.o.
Euro Capital Structures Ltd
Locat Leasing Croatia D.o.o.
UniCredit Leasing Bulgaria EAD
(formerly Unileasing OOD)
UniCredit Leasing Auto Bulgaria Eood
(formerly Unileasing Auto EOOD)
UniCredito Italiano Capital Trust I
UniCredito Italiano Capital Trust II
UniCredito Italiano Funding LLC I
UniCredito Italiano Funding LLC II

Pekao Group

Bank Pekao S.A.
Bank Pekao (Ukraine) Ltd
Centralny Dom Maklerski Pekao S.A.
Drukbank Sp.Zo.o.
Pekao Leasing Sp.Zo.o.
(formerly Leasing Fabryczny Sp.Zo.o.)
Pekao Faktoring Sp.Zo.o.
Pekao Fundusz Kapitalowy Sp. Zo.o.

Pekao Pioneer PTE S.A.
Centrum Kart S.A.

Pioneer Group
Pioneer Global Asset Management S.p.A.
Pioneer Investment Management S.G.R.p.A.
Pioneer Alternative Investment Management S.G.R.p.A
Pixel Investment Management S.G.R.p.A. (formerly Ing Investment Management Italia S.G.R. S.p.A.)
Pioneer Alternative Investment Management Ltd
Pioneer Fonds Marketing Gmbh
Pioneer Global Funds Distributor Ltd
Pioneer Global Investments Ltd
Pioneer Asset Management S.A.
Pioneer Investment Management Ltd
Pioneer Pekao Investment Management S.A.
Pioneer Pekao TFI S.A.
Pioneer Investment Management USA Inc.
Pioneer Czech Financial Company Sro
Pioneer Czech Investment Company A.S.
Pioneer Investment Management Inc.
Pioneer Funds Distributor Inc.
Pioneer Investment Management Shareholder Services Inc.
Pioneer Alternative Investments Management (Bermuda) Ltd
KI7(7) Limited
Pioneer Alternative Investments UK Ltd
Pioneer Alternative Investments (New York) Ltd
Pioneer Global Investments (HK) Ltd
Pioneer Global Investments (Australia) PTY Ltd
Pioneer Alternative Investments (Israel) Ltd
Zb - Asset Management A.S.

Zagrebacka Group
Zagrebacka banka d.d.
Prva Stambena Stedionica d.d.
UniCredit Zagrebacka Banka d.d. (formerly Zagrebacka Banka BH d.d.)
ZB Invest d.o.o.
Pominvest d.d.
Zagreb Nekretnine d.o.o.

---

2. Subsidiaries/affiliates consolidated using the proportional method

IKB CorporateLab S.A.

Pioneer Group
Orbit Asset Management Limited

Koç Group
Koç Finansal Hizmetler A.S.
Koçbank A.S.
KoçLease - Koç Finansal Kiralama A.S.
KoçFaktor - Koç Faktoring Hizmetleri A.S.
Koç Yatirim Menkul Degerler A.S.
Koçbank Nederland N.V.
Stichting Custody Service KBN
Koç Portfoy Yonetim A.S.
Koçbank (Azerbaijan) Ltd

3. Subsidiaries/affiliates consolidated using the equity method

UniCredit Broker S.p.A.
Commercial Union Vita S.p.A.
CreditRas Assicurazioni S.p.A
CreditRas Vita S.p.A
Fidia Fondo Interbancario d'Investimento Azionario S.G.R.p.A.
S.T.T. S.p.A.
UniCredit Assicura S.r.l.
UniCredit Private Wealth Advisory S.r.l. (formerly UniCredit Consulting S.r.l.)
Banca Cassa di Risparmio di Savigliano S.p.A.
Consorzio CA.RI.CE.SE
CreditRas Previdenza Sim p.A. (in liquidation)
CR Trieste Ireland Ltd (in liquidation)
Cassa di Risparmio di Bra S.p.A.
Cassa di Risparmio di Fossano S.p.A.
Cassa di Risparmio di Saluzzo S.p.A.
Liseuro S.p.A.
Società Friulana Esazione Tributi - S.F.E.T. S.p.A.
S.S.I.S. Società Servizi Informatici Sammarinese S.p.A.
Agrocons Centrum A.S. (in liquidation)
Immobiliare Lombarda S.p.A.
XAA Agenzia Assicurativa S.p.A. (formerly Ing Agenzia Assicurativa S.p.A.)
Locat Rent S.p.A.
Ventura Finance S.p.A.
I-Faber S.p.A.
TLX S.p.A.
E2E Infotech Ltd
Synesis Finanziaria S.p.A.
Zivnostenská Finance B.V.

Pekao Group

Anica System S.A.
BDK Consulting Ltd
Pekao Development Sp.Zo.o.
Pekao Financial Services Sp.Zo.o.
Pekao Access Sp.Zo.o.
Central Poland Fund LLC
Grupa Inwestycyjna Nywing S.A.
Hotel Jan III Sobieski Sp.Zo.o.
Krajowa Izba Rozliczeniowa S.A.
Fabryka Maszyn Sp.Zo.o.
Fabryka Sprzetu Okretowego "Meblomor" S.A.

Zagrebacka Group

Allianz Zb d.o.o. Drustvo Za Upravljanje Obveznim
Mirovinskim Fondom
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim
Mirovinskim Fondom
Centar Gradski Podrum d.o.o.
Centar Kaptol d.o.o.
Istraturist Umag, Hotelijerstvo I Turizam d.d.
Marketing Zagrebacke Banke d.o.o
Zaba Turizam d.o.o.
Zane BH d.o.o.
Upi Poslovni Sistem d.o.o.

Koç Group

Koç Asset Management S.A.

Consolidation Policies and Principles

The accounting policies and principles of consolidation followed are reported below.

ACCOUNTS INCLUDED IN CONSOLIDATION

The pro-forma Accounts as at 31 December 2004 of the Parent Company and companies consolidated using the line-by-line method were used for consolidation, as prepared and approved by the appropriate company bodies before the approval of the Group's Consolidated Accounts by the Board of Directors of UniCredito Italiano S.p.A. These Accounts will also be subject to the approval of the respective shareholders' meetings to be held prior to the Parent Company's shareholders' meeting.
Accounts used for the line-by-line consolidation were appropriately reclassified and adjusted to take into account consolidation requirements and, as necessary, revised to bring them into line with Group accounting principles.
Leading auditing firms audited the accounts of the main fully consolidated subsidiaries.
For the purposes of consolidation, accounts prepared using the "financial method" were used for the Group's leasing operations.
Equity investments were valued using the equity method on the basis of the latest available accounts or draft accounts.
Accounts expressed in foreign currencies were converted on the basis of official exchange rates at the end of the year for full consolidation purposes and for valuation using the equity method.

CONSOLIDATION OF EQUITY INVESTMENTS

The book value of **equity investments in subsidiaries** included for the first time in consolidation is offset by the corresponding fraction of the shareholders' equity of those companies, and their assets and liabilities are included using either the line-by-line or proportional method. The difference resulting from this offset is allocated in the consolidated accounts, where possible, to the asset or liability items of the subsidiary.

Any remaining **negative** difference is posted to the consolidated balance sheet in the item "negative consolidation differences", and any **positive** difference is posted to the consolidated balance sheet in the item "positive consolidation differences", to be amortised over a ten-year period. For those equity investments made and consolidated during the second half of the year, amortisation is calculated as a fraction of the months of ownership out of the total months of the year.

If the negative difference is due to expectations that a subsidiary's future operating performance will be unsatisfactory, it is posted to the "consolidation reserve for future risks and charges", which is transferred to the consolidated profit and loss account if, and to the extent that, this expectation is fulfilled.
The operating results of companies being included in, or removed from, consolidation on a line-by-line basis in 2004 were included in the Group's consolidated net profit in proportion to the percentage and period held; the difference was allocated to minority interests.

Consolidated reserves also include the differences resulting from the conversion of shareholders' equity (at the official year-end exchange rate) expressed in the foreign currencies of the subsidiaries included in consolidation.

For those companies consolidated using the line-by-line or proportional method, consolidation procedures were followed as set out in the regulator's Circular No. 166 for the implementation of Legislative Decree 87/92:

- Sum of the items of the individual accounts in accordance with the mandatory formats;
  Adjustment of balance sheet and profit and loss items arising from intra-Group transactions, with the exception of trading profits and losses, and income and charges comparable to interest related to "off-balance sheet" transactions, and forward currency and security transactions. These items were not eliminated in order to provide a more precise and accurate representation of the group's various operating and financial situations and the related sources of expenses and revenues. However, these transactions were carried out at market prices.
- Elimination of dividends collected within the Group and of writedowns and write-backs on consolidated equity investments.
- Elimination of the book value of subsidiaries from the accounts of the parent company against the equity of the subsidiaries, taking into account the above remarks concerning consolidation differences and changes.
- Posting of minority interests, including negative and positive consolidation and net equity differences resulting from the consolidation of indirect equity investments, in the appropriate liability account, with a separate indication in the profit and loss account of the minority portion of net profit. The minority interest in revaluation reserves is not subject to this procedure. It is maintained as a separate item with a record of the relevant minority interest.

Changes in the value of the shareholders' equity of subsidiaries corresponding to the stake held and occurring in the years following the first application of the consolidation principles, are posted in balance sheet item 170 d), ("other reserves").

Those **equity investments** over which the parent company exercises significant influence, i.e., those in which the equity investment percentage is greater than 20%, and those subsidiaries not consolidated on a line-by-line basis, are consolidated using the equity method.
If book value exceeds the corresponding fraction of shareholders' equity found upon application of the principle, which is attributed to goodwill, it is posted to the balance sheet asset item "positive net equity differences".
If the book value is found to be lower than the corresponding fraction of shareholders' equity, the difference is posted to the item "negative net equity differences", or, when such difference is the result of the projection of changes in the future operating results of the subsidiary, it is posted to sub-item c) "consolidation reserve for future risks and charges" under the item "reserves for risks and charges."

Changes in the net equity of the subsidiary corresponding to the interest held and occurring in the years following the year in which the accounting principle is first applied, are posted as follows:
- to the extent of the net profit (loss) for the period, in item 170 of the profit and loss account ("profit (loss) from equity investments valued at net equity");
- to the extent of the increase (decrease) in shareholders' equity, in item 170 of the balance sheet ("other reserves").

Changes in Scope of Consolidation

Below are changes in the scope of consolidation as at 31 December 2004 compared to 31 December 2003:

A. COMPANIES INCLUDED IN CONSOLIDATION

A.1 Fully Consolidated

Additions

Acquisitions:

- UniCredit Leasing Bulgaria EAD
- UniCredit Leasing Auto Bulgaria EOOD

Newly established company:

- UniCredit International Bank (Luxembourg) S.A.

Transfer from equity investments valued at net equity:

- Centrum Kart S.A.
- UBM Securities Inc. (formerly TradingLab Inc.)
- Uni IT S.r.l.

Exclusions

Transfer to equity investments valued at net equity:

- CreditRas Previdenza Sim p.A. (in liquidation)
- CR Trieste Ireland Ltd (in liquidation)

Absorption by Zagrebacka banka D.D. of:

- Varazdinska Banka D.D.

Absorption by UniCredit Zagrebacka banka D.D. (formerly Zagrebacka Banka Bh D.D.) of:

- Universal Banka D.D.

Absorption by Pekao Leasing Sp.Zo.o. (formerly Leasing Fabryczny Sp.Zo.o.) of:

- Pekao Leasing Sp.Zo.o.

Absorption by Pioneer Czech Investment Company A.S. of:

- ZB Trust Investicni Spolecnost A.S.

Absorption by Sviluppo Finanziaria S.p.A. (formerly Ing Sviluppo Finanziaria S.p.A.) of:

- Sviluppo Investimenti Sim S.p.A. (formerly Ing. Sviluppo Investimenti Sim S.p.A.)

Absorption by FRT Sim p.A. of:

- Sviluppo Fiduciaria Sim S.p.A. (formerly Ing. Sviluppo Fiduciaria Sim S.p.A.)

Absorption by UBM S.p.A. of:

- TradingLab Banca S.p.A.

Absorption by UniCredit Factoring S.p.A. of:

- Grifofactor S.p.A..

A.2 Proportional method

Additions

Transfer from equity investments valued at net equity:

- IKB CorporateLab S.A.

Other changes

- Stichting Custody Service KBN

B. EQUITY INVESTMENTS VALUED AT EQUITY

Additions

Transfer from equity investments consolidated on a line-by-line basis:

- CreditRas Previdenza Sim p.A. (in liquidation)
- CR Trieste Ireland Ltd (in liquidation)

Exclusions

Companies liquidated or sold:

- Ot Financial Services Nominees Ltd
- Pioneer Consulting Services S.A.
- Zaslaw Zpin
- Polonit Sp.Zo.o.
- Tomtex S.A.
- Jupiter NFI
- Master S.A.
- Trinity Management Sp.Zo.o.
- Lipa D.D.
- Allianz Zagreb Dionicko Drustvo Za Osiguranje
- Grifo Insurance Brokers S.r.l.
- Sviluppo Nord-Ovest S.G.R.p.A.
- UniCredit Energia Scarl
- Selezione Terza

Absorption by UniCredit Banca of:

- Vivacity S.p.A.

Absorption by UniCredit Banca d'Impresa of:

- UniCredit International Services S.r.l.
- UniCredit ServiceLab S.p.A.

Absorption by Sviluppo Finanziaria of:

- Employee Benefits S.p.A. (formerly Ing. Employee Benefits S.p.A.)

Absorption by XAA Agenzia Assicurativa of:

- On Investment Services S.r.l.

Transfer to fully consolidated equity investments:

- Centrum Kart S.A.
- UBM Securities Inc. (formerly TradingLab Inc.)
- Uni IT S.r.l.

Transfer to equity investments consolidated using the proportional method:

- IKB CorporateLab S.A.

C. OTHER SIGNIFICANT EQUITY INVESTMENTS

Additions

Other changes

- Husi Corporation

Exclusions

Companies liquidated or sold:

- Argentea S.p.A.
- Pekao Uslugi Korporacyjne S.A.
- Conrit Servizi S.r.l.
- Hur Emlak Ins Tic AS
- PPOW Tolmicko Sp.Zo.o.

Section 1 - Description of Accounting Principles

The Parent Company has provided appropriate guidelines for obtaining a high degree of standardisation in the accounting policies and principles used and for reporting certain operating events.

The accounting principles used are in line with those used for the preparation of the Consolidated Accounts as at 31 December 2003.

In accordance with legislative provisions, assets and liabilities reported in the Accounts and "off balance sheet" items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

A connection is made between related hedging transactions.

1. LOANS - GUARANTEES AND COMMITMENTS

Loans

Loans are valued at their estimated realisable value, which is also determined by taking into account market prices, when available, on the basis of:

a) the debtor's solvency;

b) difficulty of servicing debt in countries where the debtor resides.

The estimated realisable value of customer loans is determined on the basis of a careful assessment of all elements characterising the history of the relationship, also taking into account available information on the debtor's capital, operating performance and financial condition.

Consideration is also given to the nature of the business, the degree of risk of the specific type of credit facility, and any security received.

The following should be noted regarding the various categories of **"bad and doubtful debts"**:
- **Non-performing** loans are those loans that have formally deteriorated, and consist of exposure to customers in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis.
- **Doubtful loans** are defined as loans to borrowers in temporary difficulties, which are expected to be resolved within a reasonable period of time. They are usually assessed at a single amount on a historical and statistical basis, or analytically when circumstances make this advisable.
- **Loans to countries at risk** - i.e., to central governments, banks or customers in countries with debt servicing difficulties - are written down using the percentages agreed by the Italian banking industry. These general writedown percentages consistent are periodically reviewed with regard

to the countries to be included in this category and the level of writedowns to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns.

- **Consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring** represent exposure to counterparties with which agreements have been or are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market terms and interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis with the inclusion in writedowns of the present value of the charge resulting from any renegotiated rates and terms, which are lower than the related cost of funds.

Bad and doubtful debts are identified by the portfolio managers responsible for the relationships concerned. They operate within the powers delegated to them, using, as necessary, specialised scoring systems which analyse the performance of the loans in question.

Each Group bank has a centralised team which is responsible for monitoring and overseeing the entire customer portfolio.

In respect of **performing loans** to customers, a general write-down is made (for so-called inherent risk) on exposures related to the entire loan portfolio or those business sectors which have a higher risk profile at that time.

Guarantees and Commitments

Guarantees issued and commitments assumed which incorporate credit risk are reported at the total amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses from the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons giving rise to the writedowns or provisions relating to loans and advances, guarantees and commitments are no longer applicable in whole or in part, the necessary write-backs are made.

2. SECURITIES AND OFF-BALANCE SHEET TRANSACTIONS (OTHER THAN THOSE INVOLVING FOREIGN CURRENCIES)

2.1. Investment Securities

Securities classified as financial fixed assets are valued at purchase cost adjusted, as applicable, for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer or of the debt repayment ability of the issuer's country of residence, unless there is appropriate security.

Writedowns made are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the weighted-average rolling cost principle on a daily basis. This is adjusted using the so-called trading spread, that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

2.2. Trading Securities

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on regulated markets;

b) at the lower of cost or market value if not listed on regulated markets.

Cost is determined using the weighted-average rolling cost principle on a daily basis adjusted for the applicable portion, during the period, of the premium or discount on the securities (net of withholding tax accrued until the application of Legislative Decree 239/96).

Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;

b) for securities not listed on regulated Italian and foreign markets, using the estimated sales value.

Reference is made to the following measures to determine the latter value:

- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of the issuers;
- any debt servicing difficulty in the issuer's country of residence;
- other information that can be determined objectively.

2.3. Off-balance sheet Transactions

Off-balance sheet transactions - except those in foreign currencies, which are classified as financial fixed assets - are valued at contract value for spot or forward securities trading contracts that have not been settled, or for derivative contracts with an underlying security.

Off-balance sheet transactions, except those for foreign currencies, which are not classified as financial fixed assets, are primarily valued using the following criteria:

a) outstanding spot and forward securities contracts :

- if involving securities that are listed on regulated markets, at the market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
- if involving securities that are not listed on regulated markets, at the lower of contract value and market value for purchases, and at the higher of the above for sales. Market value is determined by reference to the principles given above for unlisted "trading" securities, and to the preceding paragraph.

b) derivative contracts which have underlying securities, or which are linked to interest rates, market indices or other assets:

- if held as a part of a trading portfolio, they are valued on the basis of market values defined as follows:
  - for contracts listed on regulated markets, their respective prices;
  - for other contracts, the values obtained by referring to parameters listed or available on electronic communication systems generally used at international level, and in any event determined objectively;
- if held for hedging purposes, they are treated in the same way as the assets or liabilities hedged. Thus:
  - if they are related to assets or liabilities which bear interest and are valued at cost/face value (e.g. deposits or investment securities), the derivative contracts are also valued at cost and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense), based on a time distribution in keeping with that for recording interest generated by the hedged assets or liabilities, in the case of specific hedges, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if this is notional, and for forward rate agreements to the length of time in relation to which the interest differential is calculated);
  - if the assets or liabilities bear interest, but are reported at market value (e.g. portfolios of trading securities):
  - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
  - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;
  - if the hedged assets or liabilities do not bear interest and are reported at market value (e.g. equities), the derivative contracts used for hedging (options, futures) are also reported at market value, and the results of the valuation flow to trading profits (losses).

3. EQUITY INVESTMENTS

Equity investments in companies subject to significant influence are reported in the Consolidated Accounts at a value determined using the equity method indicated in **"Consolidation principles"**.

Equity investments in companies in which the stake held is less than 20% of ordinary capital are valued at their acquisition cost, adjusted, as applicable, for any writedowns necessary to take into account any permanent loss of value.

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Equity investments in subsidiaries whose total assets are not material or that do not operate in a similar sector are valued at equity, while those subject to significant influence that are not material or are to be sold are valued at cost.

4. ASSETS AND LIABILITIES IN CURRENCY (INCLUDING OFF-BALANCE SHEET TRANSACTIONS)

Assets and liabilities denominated in currency are valued at the spot exchange rate prevailing at the end of the period.

Financial fixed assets which are not hedged, overall or individually, on the spot or forward markets, are valued at the exchange rate in effect on their purchase date.

Off-balance sheet currency transactions are valued as follows:
- spot transactions awaiting settlement: at the spot exchange rate in effect at the end of the period;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect at the end of the period.

In line with the method used to determine forward prices, it was considered correct to treat the latter as equivalent financial transactions, i.e., deposits in the respective currency and spot foreign exchange transactions. The operational department charged with managing the risk and structured accordingly manages the two components of risk separately, viz.:
- risk related to the base: by systematically allocating it to the spot foreign exchange position;
- risk related to interest differentials: by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of period attribution.

Other off-balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the hedged assets or liabilities if held for hedging purposes, in accordance with the method described above in point 2.3 b.

5. TANGIBLE FIXED ASSETS

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made by law.

The cost of tangible fixed assets, the use of which is limited over time, is depreciated on a straight-line basis in accordance with their remaining useful life.

Tangible fixed assets which, on the date the period ends, have undergone a permanent decline below the cost or value described above, are reported at such lower value.

6. INTANGIBLE FIXED ASSETS

Goodwill and positive consolidation differences are generally amortised over a ten-year period.

The cost of patents, intellectual property rights and licences, trademarks and similar rights and assets, are amortised on a straight-line basis over their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not exceeding five years.

The value of intangible fixed assets is reduced in the event of permanent loss of value.

7. OTHER ASPECTS

Amounts due to banks and customers and third-party funds received in administration are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

Other assets include advances made as a part of tax collection operations for uncollected taxes, while other liabilities include the amounts of taxes collected but not yet paid to tax authorities, including any advance tax payments received from taxpayers.

7.1 Deferred Taxation

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Assets for deferred tax charges are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.
Liabilities for deferred tax are reported unless it is unlikely that they will be incurred.

Each company, based on instructions of the Parent Company, has made the appropriate entries based on its own specific current and future tax situation.

The methods applied are reported in detail in Part B) Notes to the Balance Sheet - Section 7 - Reserves.

Section 2 – Tax adjustments and tax provisions

Starting with the current accounting period, clauses b) and c) of paragraph 1 of Article 7 of Legislative Decree No. 37 dated 6 February 2004 (which repealed paragraph 3 of Article 15 and paragraph 2 of Article 39 of Legislative Decree No. 87/92) eliminated the possiblity of making writedowns and provisions solely in accordance with tax regulations.

As a result, it is no longer possible to leave carry-over items in the accounts.

Current regulations concerning the accounts of banks state that if, as a result of the introduction of new accounting rules, there are changes to the value of aggregates in the accounts, the related impact must be reflected in the profit and loss account.

Provisions to the "Loan Loss Reserve" were made to cover "possible risk only" exclusively for reasons of tax regulations and reported in the 2003 Accounts.

Steps have therefore been taken to eliminate past tax-based interference by reversing this entry, with a balancing entry in "Extraordinary income", and reporting the related deferred taxes as required.

The overall net impact on net profit for the period was €44,852,000 (all of which applied to the Group).

Section 1 - Loans

(€ '000)

LOANS BY COUNTERPARTY CATEGORY	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
10. Cash and balances with central banks and post offices	**2,083,316**	**1,952,396**
30. Loans to banks	**36,521,025**	**32,783,258**
40. Loans to customers	**140,438,449**	**126,709,237**
Total	**179,042,790**	**161,444,891**

(€ '000)

Item 10 "Cash and balances with central banks and post offices"

	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
Notes and coin	1,642,460	1,770,602
Balances with the Treasury, Bank for Deposits and Loans, Post Office savings banks and UIC	8,602	4,219
Balances with Banca d'Italia and central banks	286,501	146,640
Other items of value	145,753	30,935
Total	**2,083,316**	**1,952,396**

(€ '000)

1.1 DETAIL OF ITEM 30 "LOANS TO BANKS"

LOANS TO BANKS	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
a) Loans to central banks	6,596,093	4,064,970
b) Securities eligible for refinancing at central banks	-	-
c) Loans under financial leases	953	1,756
d) Repo transactions	22,934,997	21,361,929
e) Securities lending	10,339	44,179

(€ '000)

1.2 LOANS TO BANKS - BAD AND DOUBTFUL DEBTS

	AMOUNTS AS AT 31.12.2004			AMOUNTS AS AT 31.12.2003		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**101,176**	**82,125**	**19,051**	**146,541**	**105,229**	**41,312**
A.1. Non-performing loans	81,448	80,438	1,010	106,823	101,845	4,978
A.2. Doubtful loans	-	-	-	539	135	404
A.3. Loans being restructured	-	-	-	-	-	-
A.4. Restructured loans	-	-	-	-	-	-
A.5. Unsecured loans to countries at risk	19,728	1,687	18,041	39,179	3,249	35,930
B. Performing loans	**36,502,199**	**225**	**36,501,974**	**32,742,292**	**346**	**32,741,946**
Total (A+B)	**36,603,375**	**82,350**	**36,521,025**	**32,888,833**	**105,575**	**32,783,258**

(€ '000)

1.3 CHANGES IN BAD AND DOUBTFUL DEBTS - BANKS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**106,823**	**539**	**-**	**-**	**39,179**
A.1 of which: for overdue interest	*30,881*	-	-	-	-
B. Increases	**9,064**	**-**	**-**	**-**	**3,352**
B.1 Transfers from performing loans	-	-	-	-	2,764
B.2 Overdue interest	3,235	-	-	-	-
B.3 Transfers from other categories of bad and doubtful debts	6	-	-	-	-
B.4 Other increases	5,823	-	-	-	588
C. Decreases	**34,439**	**539**	**-**	**-**	**22,803**
C.1 Transfers to performing loans	76	539	-	-	1,442
C.2 Write-offs	26,520	-	-	-	
C.3 Recoveries	1,314	-	-	-	9,936
C.4 Sale proceeds	-	-	-	-	-
C.5 Transfers to other categories of bad and doubtful debts	-	-	-	-	6
C.6 Other decreases	6,529	-	-	-	11,419
D. Final gross exposure	**81,448**	**-**	**-**	**-**	**19,728**
D.1 of which: overdue interest	*34,093*	-	-	-	-

(€ '000)

1.4 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO BANKS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**101,845**	**135**	**-**	**-**	**3,249**	**346**
A.1 of which: for overdue interest	*30,881*	-	-	-	-	*336*
B. Increases	**11,826**	**-**	**-**	**-**	**251**	**80**
B.1 Writedowns	7,169	-	-	-	251	80
B.1.1 of which: for overdue interest	*3,577*	-	-	-	-	*1*
B.2 Use of loan loss reserves	-	-	-	-	-	-
B.3 Transfers from other categories of loans	-	-	-	-	-	-
B.4 Other increases	4,657	-	-	-	-	-
C. Decreases	**33,233**	**135**	**-**	**-**	**1,813**	**201**
C.1 Write-backs following re-assessment	69	130	-	-	1,239	88
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 Write-backs from recoveries	388	-	-	-	370	113
C.2.1 of which: for overdue interest	-	-	-	-	-	*113*
C.3 Write-offs	26,520	-	-	-	-	-
C.4 Transfers to other categories of loans	-	-	-	-	-	-
C.5 Other decreases	6,256	5	-	-	204	-
D. Final total writedowns	**80,438**	**-**	**-**	**-**	**1,687**	**225**
D.1 of which: overdue interest	*34,093*	-	-	-	-	*224*

(€ '000)

Item 30 "Loans to banks"		
	AMOUNTS AS AT	
LOANS TO BANKS BY TYPE	**31.12.2004**	**31.12.2003**
a) on demand:		
Deposits	998,619	758,471
Loans	334,910	102,388
Current accounts for services rendered	778,595	649,616
Bills and notes discounted	-	-
Loans to central banks	427,563	424,435
Other transactions	92,981	105,006
	2,632,668	**2,039,916**
b) Other loans		
Loans to central banks	6,168,530	3,640,535
Loans under financial leases	953	1,756
Deposits	3,643,227	4,307,560
Loans	328,285	434,259
Non-performing loans	1,010	4,978
Repo transactions	22,934,997	21,361,929
Stock lending	10,339	44,179
Bills discounted	90,528	42,966
of which: securities eligible for refinancing at central banks	-	-
Other types of loans	710,488	905,180
	33,888,357	**30,743,342**
Total	**36,521,025**	**32,783,258**

(€ '000)

1.5 DETAIL OF ITEM 40 "LOANS TO CUSTOMERS"		
	AMOUNTS AS AT	
LOANS TO CUSTOMERS - DETAIL	**31.12.2004**	**31.12.2003**
a) Paper eligible for refinancing at central banks	3,416	4,417
b) Loans under financial leases	7,080,460	7,495,288
c) Repo transactions	4,834,900	739,816

(€ '000)

1.6 SECURED LOANS TO CUSTOMERS - BY TYPE	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
a) By mortgages	**51,347,544**	**43,226,129**
b) By charges over:		
1. Cash deposits	940,604	905,750
2. Securities	2,273,591	2,711,668
3. Other items of value	2,773,030	2,421,787
	5,987,225	**6,039,205**
c) By guarantees provided by:		
1. Governments	871,079	933,237
2. Other government agencies	25,455	28,610
3. Banks	1,288,159	1,629,457
4. Others	19,713,677	17,389,643
	21,898,370	**19,980,947**
Total	**79,233,139**	**69,246,281**

(€ '000)

1.7 DETAILS OF LOANS TO CUSTOMERS	AMOUNTS AS AT 31.12.2004			AMOUNTS AS AT 31.12.2003		
LOANS TO CUSTOMERS BY CATEGORY	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Bad and doubtful debts	**9,469,659**	**4,568,319**	**4,901,340**	**8,907,987**	**4,194,605**	**4,713,382**
A.1. Non-performing loans	6,586,017	3,964,777	2,621,240	5,882,411	3,509,630	2,372,781
A.2. Doubtful loans	2,484,326	493,035	1,991,291	2,737,345	579,694	2,157,651
A.3. Loans being restructured	67,514	8,631	58,883	18,883	5,752	13,131
A.4. Restructured loans	266,751	88,643	178,108	225,540	89,692	135,848
A.5. Unsecured loans to countries at risk	65,051	13,233	51,818	43,808	9,837	33,971
B. Performing loans	**136,844,477**	**1,307,368**	**135,537,109**	**123,186,987**	**1,191,132**	**121,995,855**
Total (A+B)	**146,314,136**	**5,875,687**	**140,438,449**	**132,094,974**	**5,385,737**	**126,709,237**

(€ '000)

1.8 CHANGES IN BAD AND DOUBTFUL DEBTS - CUSTOMERS	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**5,882,411**	**2,737,345**	**18,883**	**225,540**	**43,808**
A.1 of which: for overdue interest	*1,281,865*	*56,999*	*54*	*119*	-
B. Increases	**2,465,266**	**2,389,876**	**316,103**	**172,238**	**57,692**
B.1 Transfers from performing loans	301,102	1,844,743	294,361	57,657	48,678
B.2 Overdue interest	277,824	30,243	6	78	-
B.3 Transfers from other categories of bad and doubtful debts	1,295,391	54,219	9,638	102,651	76
B.4 Other increases	590,949	460,671	12,098	11,852	8,938
C. Decreases	**1,761,660**	**2,642,895**	**267,472**	**131,027**	**36,449**
C.1 Transfers to performing loans	52,554	399,973	65,344	67,967	426
C.2 Write-offs	821,563	19,658	-	23,010	-
C.3 Collections	642,807	789,991	53,826	32,012	31,082
C.4 Sales proceeds	78,324	5,811	-	4,845	-
C.5 Transfers to other categories of bad and doubtful debts	37,862	1,272,641	148,302	3,072	98
C.6 Other decreases	128,550	154,821	-	121	4,843
D. Final gross exposure	**6,586,017**	**2,484,326**	**67,514**	**266,751**	**65,051**
D.1 of which: for overdue interest	*1,472,808*	*46,215*	*4*	*140*	-

(€ '000)

1.9 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO CUSTOMERS	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS BEING RESTRUCTURED	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**3,509,630**	**579,694**	**5,752**	**89,692**	**9,837**	**1,191,132**
A.1 of which: for overdue interest	*1,281,797*	*56,707*	*54*	*119*	-	*103,399*
B. Increases	**1,626,109**	**319,057**	**8,391**	**27,784**	**9,431**	**257,872**
B.1 writedowns	1,144,926	280,210	8,383	20,316	9,407	229,008
B.1.1 of which: for overdue interest	*249,685*	*17,331*	*6*	*32*	-	*12,451*
B.2 use of loan loss reserves	914	-	-	-	-	-
B.3 Transfers from other categories of loans	210,628	22,159	8	7,468	-	13,740
B.4 Other increases	269,641	16,688	-	-	24	15,124
C. Decreases	**1,170,962**	**405,716**	**5,512**	**28,833**	**6,035**	**141,636**
C.1 Write-backs from assessments	60,674	48,199	-	314	1,485	9,650
C.1.1 of which: for overdue interest	*111*	*231*	-	-	-	-
C.2 write-backs from recoveries	207,487	75,766	10	2,809	4,524	39,271
C.2.1 of which: for overdue interest	*23,004*	*19,311*	*10*	*26*	-	*8,110*
C.3 write-offs	821,563	19,658	-	23,010	-	42,282
C.4 transfers to other categories of loans	5,025	209,281	5,502	2,698	5	31,492
C.5 Other decreases	76,213	52,812	-	2	21	18,941
D. Final total writedowns	**3,964,777**	**493,035**	**8,631**	**88,643**	**13,233**	**1,307,368**
D.1 of which: overdue interest	*1,467,948*	*45,805*	*4*	*117*	-	*65,321*

(€ '000)

Item 40 "Loans to customers"		
	AMOUNTS AS AT	
LOANS TO CUSTOMERS BY TYPE	**31.12.2004**	**31.12.2003**
Bills and notes discounted	972,653	1,124,210
of which: securities eligible for refinancing at central banks	*3,416*	*4,417*
Leasing contracts	7,080,460	7,495,288
Current accounts	22,292,275	21,143,320
Mortgages	58,904,042	49,539,321
Loans	18,403,490	16,697,654
Other non-overdraft lending	20,858,336	23,760,222
Non-performing loans	2,621,240	2,372,781
Repo transactions	4,834,900	739,816
Stock lending	-	-
Factoring transactions	3,128,504	2,582,357
Other types of loans	1,342,549	1,254,268
Total	**140,438,449**	**126,709,237**

Section 2 - Securities

(€ '000)

	AMOUNTS AS AT	
	31.12.2004	**31.12.2003**
20. Treasury notes and similar securities eligible for refinancing at central banks	**2,628,798**	**2,054,001**
50. Bonds and other debt securities	**25,395,269**	**25,348,504**
60. Shares, interests and other equity securities	**1,891,501**	**2,124,084**
Total	**29,915,568**	**29,526,589**
of which: Investment securities	*9,998,984*	*11,271,184*

(€ '000)

2.1 INVESTMENT SECURITIES

	AMOUNTS AS AT			
	31.12.2004		31.12.2003	
	BOOK VALUE	MARKET VALUE	BOOK VALUE	MARKET VALUE
1. Debt securities	**9,819,179**	**10,741,291**	**11,110,917**	**11,823,003**
1.1 Government securities	3,140,509	3,794,260	3,777,185	4,331,217
- listed	*3,140,509*	*3,794,260*	*3,687,674*	*4,206,261*
- unlisted	-	-	*89,511*	*124,956*
1.2 Other securities	6,678,670	6,947,031	7,333,732	7,491,786
- listed	*3,697,567*	*3,840,898*	*3,775,255*	*3,859,322*
- unlisted	*2,981,103*	*3,106,133*	*3,558,477*	*3,632,464*
2. Equity securities	**179,805**	**180,066**	**160,267**	**159,387**
- listed	*16,075*	*16,336*	*10,341*	*9,543*
- unlisted	*163,730*	*163,730*	*149,926*	*149,844*
Total	**9,998,984**	**10,921,357**	**11,271,184**	**11,982,390**

(€ '000)

2.2 CHANGES IN INVESTMENT SECURITIES DURING THE YEAR

A. Opening balance	**11,271,184**
B. Increases	**5,759,195**
B.1 Purchases	4,821,385
B.2 Write-backs	6,575
B.3 Transfers from trading securities	213,626
B.4 Other changes	717,609
C. Decreases	**7,031,395**
C.1 Sales	1,047,505
C.2 Redemptions	5,342,810
C.3 Writedowns	2,440
of which: Permanent writedowns	*2,363*
C.4 Transfers to trading securities	220,927
C.5 Other changes	417,713
D. Closing balance	**9,998,984**

The characteristics, volumes and methods for the determination of and changes in investment securities are approved by the Boards of Directors of Group companies, in accordance with the current regulations of CONSOB and Banca d'Italia and those of regulatory authorities of countries in which Group companies are located. This item also includes securities resulting from the restructuring of loans.

(€ '000)

2.3 TRADING SECURITIES

TRADING SECURITIES	AMOUNTS AS AT 31.12.2004 BOOK VALUE	31.12.2004 MARKET VALUE	31.12.2003 BOOK VALUE	31.12.2003 MARKET VALUE
1. Debt securities	**18,204,888**	**18,245,393**	**16,291,588**	**16,306,459**
1.1 Government securities	4,563,686	4,563,686	6,170,070	6,170,584
- listed	*4,494,066*	*4,494,066*	*6,169,740*	*6,170,254*
- unlisted	*69,620*	*69,620*	*330*	*330*
1.2 Other securities	13,641,202	13,681,707	10,121,518	10,135,875
- listed	*8,243,663*	*8,243,663*	*6,967,003*	*6,967,912*
- unlisted	*5,397,539*	*5,438,044*	*3,154,515*	*3,167,963*
2. Equity securities	**1,711,696**	**1,711,696**	**1,963,817**	**1,963,837**
- listed	*1,092,216*	*1,092,216*	*1,163,184*	*1,163,184*
- unlisted	*619,480*	*619,480*	*800,633*	*800,653*
Total	**19,916,584**	**19,957,089**	**18,255,405**	**18,270,296**

(€ '000)

2.4 CHANGES IN TRADING SECURITIES IN THE YEAR

CHANGES IN TRADING SECURITIES IN THE YEAR	
A. Opening balance	**18,255,405**
B. Increases	**444,198,668**
B.1 Purchases	440,334,799
- Debt securities	428,979,563
government securities	*209,823,207*
other securities	*219,156,356*
- Equity securities	11,355,236
B.2 Write-backs and revaluations	173,019
B.3 Transfers from investment securities	220,927
B.4 Other	3,469,923
C. Decreases	**442,537,489**
C.1 Sales and redemptions	440,069,087
- Debt securities	428,377,556
government securities	*211,925,480*
other securities	*216,452,076*
- Equity securities	11,691,531
C.2 Writedowns	114,574
C.3 Transfers to investment securities	213,626
C.4 Other changes	2,140,202
D. Closing balance	**19,916,584**

Section 3 - Equity investments

(€ '000)

	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
70. Equity investments	3,397,670	3,367,224
80. Equity investments in Group companies	138,386	137,242
Total	3,536,056	3,504,466

(€ '000)

3.1 SIGNIFICANT EQUITY INVESTMENTS

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		OWNERSHIP RELATIONSHIP EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
A. Subsidiaries included in consolidation									
A.1 Line-by-line method									
1) UNICREDITO ITALIANO S.p.A.	Genoa				Parent Company				
2) UNICREDIT BANCA S.p.A.	Bologna	1	3,016,537	412,441	A1.	1	100.00	100.00	XXXX
3) UNICREDIT BANCA D'IMPRESA S.p.A.	Verona	1	4,240,298	505,122	A1.	1	100.00	100.00	XXXX
4) UNICREDIT PRIVATE BANKING S.p.A.	Turin	1	302,652	62,915	A1.	1	100.00	100.00	XXXX
5) UNICREDIT BANCA MEDIOCREDITO S.p.A.	Turin	1	406,992	31,233	A1.	1	95.96	95.96	XXXX
6) UNICREDIT BANCA MOBILIARE S.p.A	Milan	1	929,171	308,184	A1.	1	100.00	100.00	XXXX
7) UNICREDITO GESTIONE CREDITI S.p.A.	Verona	1	90,267	20,819	A1.	1	97.81	97.81	XXXX
8) UNICREDIT XELION BANCA S.p.A.	Milan	1	325,989	-34,805	A1.	1	100.00	100.00	XXXX
9) UNICREDIT BANCA PER LA CASA S.p.A.	Milan	1	504,735	21,235	A1.	2	100.00	100.00	XXXX
10) BANCA DELL'UMBRIA 1462 S.p.A	Perugia	1	322,048	61,971	A1.	2	96.47	96.47	XXXX
11) CASSA DI RISPARMIO DI CARPI S.p.A	Carpi	1	147,633	15,186	A1.	2	99.93	99.93	XXXX
12) UNICREDIT CLARIMA BANCA S.p.A. (formerly CLARIMA BANCA S.p.A.)	Milan	1	286,803	46,987	A1.	2	100.00	100.00	XXXX
13) BANK PEKAO S.A.	Warsaw	1	1,910,961	303,532	A1.	1	52.93	52.93	XXXX
14) BULBANK A.D.	Sofia	1	287,540	43,900	A1.	1	85.20	85.20	XXXX
15) UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A.	Luxembourg	1	20,085	85	A1.	1	100.00	100.00	XXXX
16) UNICREDIT ROMANIA S.A.	Bucharest	1	63,008	1,753	A1.	1	99.95	99.95	XXXX
					A1.	42	..	..	
					A1.	53	..	..	
17) UNIBANKA A.S.	Bratislava	1	87,935	9,705	A1.	1	77.21	77.21	XXXX
18) UNICREDITO ITALIANO BANK (IRELAND) PLC	Dublin	1	930,220	58,736	A1.	1	100.00	100.00	XXXX
19) ZAGREBACKA BANKA D.D.	Zagreb	1	669,543	140,774	A1.	1	81.91	82.16	XXXX
20) UNICREDIT ZAGREBACKA BANKA D.D. (formerly ZAGREBACKA BANKA BH D.D.)	Mostar	1	51,539	3,352	A1.	1	4.69	4.94	XXXX
					A1.	19	93.95	94.51	

(3.1 Significant equity investments continued) (€ '000)

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
21) ZIVNOSTENSKA BANKA A.S.	Prague	1	104,139	6,391	A1.	1	96.61	96.61	XXXX
22) BANQUE MONEGASQUE DE GESTION S.A.	Monaco (Montecarlo)	1	14,299	1,011	A1.	4	100.00	100.00	XXXX
23) BANK PEKAO (UKRAINA) LTD	Luck	1	6,027	-316	A1.	13	78.55	78.55	XXXX
					A1.	94	21.45	21.45	
24) PRVA STAMBENA STEDIONICA D.D.	Zagreb	1	3,473	-904	A1.	19	100.00	100.00	XXXX
25) UNICREDIT (SUISSE) BANK S.A.	Lugano	1	14,220	1,231	A1.	4	100.00	100.00	XXXX
26) SVILUPPO FINANZIARIA S.p.A. (formerly ING SVILUPPO FINANZIARIA S.p.A.)	Milan	1	77,837	18,979	A1.	1	100.00	100.00	XXXX
27) LOCAT S.p.A	Bologna	1	430,890	92,541	A1.	1	99.83	99.83	XXXX
28) PIONEER GLOBAL ASSET MANAGEMENT S.p.A	Milan	1	1,561,679	278,100	A1.	1	100.00	100.00	XXXX
29) UNIRISCOSSIONI S.p.A.	Turin	1	5,805	-9,319	A1.	1	100.00	100.00	XXXX
30) BAC FIDUCIARIA S.p.A.	Dogana, Republic of San Marino	1	1,705	139	A1.	49	100.00	100.00	XXXX
31) CORDUSIO Società Fiduciaria per Azioni	Milan	1	4,308	2,786	A1.	4	100.00	100.00	XXXX
32) FIDA SIM S.p.A.	Turin	1	1,435	-50	A1.	1	100.00	100.00	XXXX
33) FRT - FIDUCIARIA RISPARMIO TORINO SIM S.p.A.	Turin	1	5,823	935	A1.	2	100.00	100.00	XXXX
34) PIXEL INVESTMENT MANAGEMENT SGRpA (formerly ING INVESTMENT MANAGEMENT ITALIA S.G.R. S.p.A.)	Milan	1	13,166	-3,816	A1.	28	100.00	100.00	XXXX
35) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT S.G.R.p.A	Milan	1	6,513	1,578	A1.	28	100.00	100.00	XXXX
36) PIONEER INVESTMENT MANAGEMENT S.G.R.p.A.	Milan	1	111,407	40,792	A1.	28	100.00	100.00	XXXX
37) QUERCIA FUNDING S.r.l.	Verona	1	10	-	A1.	3	65.00	65.00	XXXX
38) S+R INVESTIMENTI E GESTIONI S.g.r.p.A.	Milan	1	6,633	1,334	A1.	3	100.00	100.00	XXXX
39) UNICREDIT FACTORING S.p.A.	Milan	1	54,380	9,370	A1.	3	100.00	100.00	XXXX
40) UNICREDIT PRIVATE ASSET MANAGEMENT S.G.R.p.A.	Bologna	1	9,878	584	A1.	4	100.00	100.00	XXXX
41) UNICREDIT IRELAND FINANCIAL SERVICES plc (formerly CARIVERONA IRELAND Plc.)	Dublin	1	8,150	403	A1.	18	100.00	100.00	XXXX
42) UNICREDIT LEASING ROMANIA S.A. (formerly DEMIR ROMLEASE S.A.)	Bucharest	1	10,812	2,070	A1.	1	100.00	100.00	XXXX
					A1.	16	..	..	
					A1.	21	..	..	
					A1.	27	..	..	
					A1.	53	..	..	
43) TYRERESCOM LTD	Dublin	1	22,955	1,148	A1.	1	100.00	100.00	XXXX
44) UNICREDIT DELAWARE Inc.	Dover	1	108	11	A1.	1	100.00	100.00	XXXX
45) UNICREDITO ITALIANO FUNDING LLC I	Dover	1	2	-	A1.	1	100.00	100.00	XXXX
46) UNICREDITO ITALIANO FUNDING LLC II	Dover	1	1	-	A1.	1	100.00	100.00	XXXX
47) UNICREDITO ITALIANO CAPITAL TRUST I	Newark	1	1	-	A1.	1	100.00	100.00	XXXX

(3.1 Significant equity investments continued) (€ '000)

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY	OWNERSHIP RELATIONSHIP EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
48) UNICREDITO ITALIANO CAPITAL TRUST II	Newark	1	1	-	A1. 1	100.00	100.00	XXXX
49) BANCA AGRICOLA COMMERCIALE DELLA REPUBBLICA DI S. MARINO S.A.	Borgo Maggiore (San Marino)	1	105,502	13,411	A1. 4	85.35	85.35	XXXX
50) EURO CAPITAL STRUCTURES LTD	Dublin	1	3,381	881	A1. 6	100.00	100.00	XXXX
51) LOCAT LEASING CROATIA D.O.O.	Zagreb	1	5,985	923	A1. 27	100.00	100.00	XXXX
52) UBM SECURITIES INC. (formerly TRADINGLAB INC.)	New York	1	1,298	-1,673	A1. 6	100.00	100.00	XXXX
53) UNICREDIT SECURITIES S.A. (formerly DEMIR SECURITIES ROMANIA S.A.)	Bucharest	1	101	4	A1. 16	99.99	99.99	XXXX
54) PIONEER ALTERNATIVE INVESTMENTS MANAGEMENT (BERMUDA) LTD	Bermuda	1	1,647	158	A1. 28	100.00	100.00	XXXX
55) PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	Raanan, Israel	1	454	262	A1. 28	100.00	100.00	XXXX
56) PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LTD	Melbourne	1	756	159	A1. 28	100.00	100.00	XXXX
57) PIONEER GLOBAL INVESTMENTS (HK) LTD	Hong Kong	1	1,910	246	A1. 28	100.00	100.00	XXXX
58) KI7(7) LIMITED	London	1	5,612	1,418	A1. 28	100.00	100.00	XXXX
59) PIONEER ALTERNATIVE INVESTMENTS UK LTD	London	1	7,529	1,230	A1. 58	100.00	100.00	XXXX
60) PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	Dover, Delaware	1	132	93	A1. 28	100.00	100.00	XXXX
61) PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	Dublin	1	14,079	10,258	A1. 28	100.00	100.00	XXXX
62) PIONEER ASSET MANAGEMENT S.A.	Luxembourg	1	36,636	36,278	A1. 28	100.00	100.00	XXXX
63) PIONEER INVESTMENT MANAGEMENT LTD	Dublin	1	195,765	173,272	A1. 28	100.00	100.00	XXXX
64) PIONEER INVESTMENT MANAGEMENT USA Inc.	Delaware	1	807,345	-94,650	A1. 28	100.00	100.00	XXXX
65) CENTRALNY DOM MAKLERSKI PEKAO S.A.	Warsaw	1	69,499	19,031	A1. 13	100.00	100.00	XXXX
66) CENTRUM KART S.A.	Warsaw	1	6,789	215	A1. 13	100.00	100.00	XXXX
67) PEKAO LEASING (formerly LEASING FABRYCZNY SP.ZO.O.)	Warsaw	1	18,251	-820	A1. 13	100.00	100.00	XXXX
68) PEKAO PIONEER PTE S.A.	Warsaw	1	6,910	1,377	A1. 13	65.00	65.00	XXXX
					A1. 28	35.00	35.00	
69) PEKAO FAKTORING SP.ZO.O	Lublin	1	12,478	1,621	A1. 13	100.00	100.00	XXXX
70) PEKAO FUNDUSZ KAPITALOWY SP.ZO.O	Warsaw	1	11,706	-931	A1. 13	100.00	100.00	XXXX
71) PIONEER PEKAO INVESTMENT MANAGEMENT S.A.	Warsaw	1	32,593	-58,177	A1. 13	49.00	49.00	XXXX
					A1. 28	51.00	51.00	
72) PIONEER PEKAO TFI	Warsaw	1	20,829	11,343	A1. 71	100.00	100.00	XXXX
73) PIONEER CZECH FINANCIAL COMPANY Sro	Prague	1	670	9	A1. 28	100.00	100.00	XXXX
74) PIONEER CZECH INVESTMENT COMPANY A.S.	Prague	1	2,991	476	A1. 28	100.00	100.00	XXXX
75) PIONEER FONDS MARKETING GMBH	Monaco	1	4,128	-108	A1. 28	100.00	100.00	XXXX
76) PIONEER FUNDS DISTRIBUTOR INC.	Boston	1	35,865	-29,696	A1. 78	100.00	100.00	XXXX
77) PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	Hamilton	1	447	108	A1. 28	100.00	100.00	XXXX
78) PIONEER INVESTMENT MANAGEMENT INC.	Wilmington	1	848,118	-143,569	A1. 64	100.00	100.00	XXXX

(3.1 Significant equity investments continued) (€ '000)

	NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
79)	PIONEER GLOBAL INVESTMENTS LTD.	Dublin	1	13,599	4,839	A1.	28	100.00	100.00	XXXX
80)	PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	Boston	1	38,125	1,305	A1.	64	100.00	100.00	XXXX
81)	UNICREDIT LEASING BULGARIA EAD (formerly UNILEASING OOD)	Sofia	1	253	203	A1.	14	100.00	100.00	XXXX
82)	UNICREDIT LEASING AUTO BULGARIA EOOD (formerly UNILEASING AUTO EOOD)	Sofia	1	7	5	A1.	81	100.00	100.00	XXXX
83)	XELION DORADCY FINANSOWI SP.ZO.O.	Lodz	1	3,274	-5,440	A1.	1	50.00	50.00	XXXX
						A1.	13	50.00	50.00	
84)	ZB - ASSET MANAGEMENT A.S.	Prague	1	1,431	791	A1.	28	100.00	100.00	XXXX
85)	ZB INVEST D.O.O.	Zagreb	1	969	101	A1.	19	100.00	100.00	XXXX
86)	CORDUSIO IMMOBILIARE S.p.A.	Milan	1	372,281	104,909	A1.	1	100.00	100.00	XXXX
87)	UNICREDIT AUDIT S.p.A.	Milan	1	428	-4.112	A1.	1	100.00	100.00	XXXX
88)	UNICREDIT PRODUZIONI ACCENTRATE S.p.A.	Cologno Monzese	1	8,777	49	A1.	1	99.01	99.01	XXXX
						A1.	10	0.99	0.99	
89)	UNICREDIT REAL ESTATE S.p.A.	Milan	1	19,181	765	A1.	1	100.00	100.00	XXXX
90)	UNICREDIT SERVIZI INFORMATIVI S.p.A.	Milan	1	61,261	1,418	A1.	1	100.00	100.00	XXXX
91)	UNI IT S.r.l.	Lavis (TN)	1	496	-973	A1.	88	51.00	51.00	XXXX
92)	QUERCIA SOFTWARE S.p.A.	Verona	1	7,270	1,814	A1.	90	100.00	100.00	XXXX
93)	TRIVIMM S.r.l.	Verona	1	728	-28	A1.	1	29.00	29.00	XXXX
						A1.	7	48.00	48.00	
94)	DRUKBANK SP.ZO.O	Zamosc	1	3,300	2	A1.	13	100.00	100.00	XXXX
95)	POMINVEST D.D.	Split	1	2,726	66	A1.	19	88.66	88.66	XXXX
96)	ZAGREB NEKRETNINE D.O.O.	Zagreb	1	1,955	25	A1.	19	100.00	100.00	XXXX
	A.2 Proportional method									
1)	ORBIT ASSET MANAGEMENT LIMITED	Bermuda	7	167	68	A1.	54	50.00	50.00	XXXX
2)	IKB CORPORATELAB S.A.	Luxembourg	7	14,052	3,425	A1.	6	50.00	50.00	XXXX
3)	KOC FINANSAL HIZMETLER A.S.	Istanbul	7	571,327	13,516	A1.	1	50.00	50.00	XXXX
4)	KOCBANK A.S.	Istanbul	7	408,754	85,313	A2.	3	49.88	49.88	XXXX
5)	KOCLEASE - KOC FINANSAL KIRALAMA A.S.	Istanbul	7	138,065	33,821	A2.	3	49.50	49.50	XXXX
6)	KOCFAKTOR - KOC FAKTORING HIZMETLERI A.S.	Istanbul	7	15,624	3,772	A2.	3	49.97	49.97	XXXX
7)	KOC YATIRIM MENKUL DEGERLER A.S.	Istanbul	7	44,889	15,663	A2.	3	49.96	49.96	XXXX
8)	KOCBANK NEDERLAND N.V.	Amsterdam	7	85,146	7,542	A2.	3	50.00	50.00	XXXX
9)	STICHTING CUSTODY SERVICE KBN	Amsterdam	7	125	-	A2.	8	50.00	50.00	XXXX
10)	KOC PORTFOY YONETIMI A.S.	Istanbul	7	16,395	11,948	A2.	7	49.94	49.94	XXXX
						A2.	4	0.01	0.01	
11)	KOCBANK (AZERBAIJAN) LTD	Azerbaijan	7	3,359	680	A2.	3	39.90	39.90	XXXX
						A2.	5	. .	. .	
						A2.	7	. .	. .	

(3.1 Significant equity investments continued) (€ '000)

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
B. Equity investments valued at equity									
1) BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A.	Savigliano	8	54,569	1,576	A1.	1	31.01	31.01	16.922
2) CASSA DI RISPARMIO DI BRA S.p.A.	Bra	8	45,904	1,600	A1.	1	31.02	31.02	14.239
3) CASSA DI RISPARMIO DI FOSSANO S.p.A	Fossano	8	70,948	1,830	A1.	1	23.08	23.08	16.375
4) CASSA DI RISPARMIO DI SALUZZO S.p.A	Saluzzo	8	62,513	2,523	A1.	1	31.02	31.02	19.392
5) COMMERCIAL UNION VITA S.p.A.	Milan	8	449,683	14,106	A1.	2	49.00	49.00	220.345
6) Conzorzio CA.RI.CE.SE	Bologna	8	1,624	-	A1.	1	33.06	33.06	537
					A1.	2	0.07	0.07	..
					A1.	3	0.07	0.07	..
					A1.	4	0.07	0.07	..
					A1.	8	0.07	0.07	..
					A1.	9	0.07	0.07	..
					A1.	10	0.03	0.03	..
					A1.	11	0.07	0.07	..
					A1.	12	0.07	0.07	..
					A1.	49	0.17	0.17	..
7) CREDITRAS ASSICURAZIONI S.p.A.	Milan	8	15,396	5,016	A1.	2	50.00	50.00	7.698
8) CREDITRAS PREVIDENZA SIM PA (in liquidation)	Milan	4	2,545	-76	A1.	2	50.00	50.00	1.272
9) CREDITRAS VITA S.p.A.	Milan	8	355,607	14,195	A1.	2	50.00	50.00	177.803
10) FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R.S.p.A.	Milan	8	15,214	-643	A1.	1	25.00	25.00	3.804
11) I-FABER S.p.A.	Milan	1	7,868	-2,074	A1.	3	65.32	65.32	5.139
12) IMMOBILIARE LOMBARDA S.p.A.	Milan	8	108,437	4.,045	A1.	1	10.75	10.75	11.653
					A1.	3	19.08	19.08	20.685
13) XAA AGENZIA ASSICURATIVA S.p.A (formerly ING AGENZIA ASSICURATIVA S.p.A.)	Milan	1	2,270	-328	A1.	8	100.00	100.00	2.220
14) LISEURO S.p.A.	Udine	8	3,594	112	A1.	1	35.11	35.11	1.262
15) LOCAT RENT S.P.A	Milan	4	10,795	1,502	A1.	27	50.00	50.00	5.398
16) SYNESIS FINANZIARIA S.p.A.	Turin	8	427,278	32,197	A1.	1	25.00	25.00	106.820
17) SOCIETÀ FRIULANA ESAZIONE TRIBUTI S.F.E.T. S.p.A.	Udine	8	4,868	757	A1.	1	33.33	33.33	1.623
18) S.T.T. S.p.A.	Verona	1	9,131	1,902	A1.	1	56.67	56.67	5.175
19) UNICREDIT ASSICURA S.r.l.	Milan	1	3,578	2,397	A1.	2	100.00	100.00	3.577
20) UNICREDIT BROKER S.p.A.	Milan	1	3,495	1,396	A1.	3	100.00	100.00	3.494
21) UNICREDIT PRIVATE WEALTH ADVISORY SRL (formerly UNICREDIT CONSULTING S.r.l.)	Turin	1	136	17	A1.	4	100.00	100.00	135
22) TLX S.p.A.	Milan	1	4,868	-	A1.	6	100.00	100.00	4.868
23) VENTURA FINANCE S.p.A.	Turin	1	483	-58	A1.	3	99.40	99.40	480
24) AGROCONS CENTRUM A.S. (in liquidation)	Bratislava	1	581	-	A1.	17	82.55	82.55	480
25) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE OBVEZNIM MIROVINSKIM FONDOM	Zagreb	8	13,461	3,088	A1.	19	49.00	49.00	6.596
26) ALLIANZ ZB D.O.O DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM MIROVINSKIM FONDOM	Zagreb	8	1,248	-332	A1.	19	49.00	49.00	612

(3.1 Significant equity investments continued) (€ '000)

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
27) ANICA SYSTEM S.A.	Lublin	8	2,584	543	A1.	70	33.84	33.84	875
28) BDK CONSULTING LTD	Luck	1	549	20	A1.	23	99.99	99.99	310
29) CENTAR GRADSKI PODRUM D.O.O.	Zagreb	1	6,465	-266	A1.	19	100.00	100.00	6.465
30) CENTAR KAPTOL D.O.O	Zagreb	1	3,519	54	A1.	19	100.00	100.00	3.519
31) CENTRAL POLAND FUND LLC	Wilmington	1	3,603	331	A1.	13	53.19	53.19	1.190
32) CR TRIESTE IRELAND LTD (in liquidation)	Dublin	1	1,885	-25	A1.	1	100.00	100.00	1.885
33) E2E INFOTECH LTD	London	8	192	-106	A1.	6	34.00	34.00	65
34) FABRYKA MASZYN SP.ZO.O.	Janov Lubelski	1	6,024	322	A1.	70	86.68	86.68	3.982
35) FABRYKA SPRZETU OKRETOWEGO "MEBLOMOR" S.A.	Czarnkow	8	2,232	196	A1.	70	23.81	23.81	376
36) GRUPA INWESTYCYJNA NYWIG S.A.	Warsaw	8	2,258	26	A1.	13	24.60	24.60	554
37) HOTEL JAN III SOBIESKI SP.ZO.O.	Warsaw	8	-	-	A1.	13	37.50	37.50	-
38) ISTRATURIST UMAG HOTELIJERSTVO I TURIZAM D.D.	Umag	1	85,689	10,486	A1.	19	71.80	71.80	61.526
39) KOC ASSET MANAGEMENT S.A.	Ginevra	7	-	- (*)	A2.	8	50.00	50.00	-
40) KRAJOWA IZBA ROZLICZENIOWA S.A.	Warsaw	8	22,796	7,706	A1.	13	22.96	22.96	5.234
41) MARKETING ZAGREBACKE BANKE D.O.O.	Zagreb	1	369	-295	A1.	19	100.00	100.00	369
42) PEKAO ACCESS SP.ZO.O.	Warsaw	1	793	228	A1.	13	55.26	55.26	438
43) PEKAO DEVELOPMENT SP.ZO.O	Warsaw	1	13,441	1,870	A1.	13	100.00	100.00	13.441
44) PEKAO FINANCIAL SERVICES SP.ZO.O.	Warsaw	1	5,015	2,165	A1.	13	100.00	100.00	3.303
45) S.S.I.S. SOCIETA' SERVIZI INFORMATICI SAMMARINESE S.P.A.	Borgo Maggiore (San Marino)	8	574	30	A1.	49	50.00	50.00	287
46) UPI POSLOVNI SISTEM D.O.O.	Sarajevo	1	1,892	81	A1.	20	48.79	48.79	923
47) ZABA TURIZAM d.o.o.	Zagreb	1	172	-65	A1.	19	100.00	100.00	172
48) ZANE BH D.O.O.	Sarajevo	1	171	43	A1.	96	100.00	100.00	171
49) ZIVNOSTENSKA FINANCE B.V.	Amsterdam	1	-10	-8	A1.	21	100.00	100.00	11
C. Other significant equity investments									
1) AUGES S.P.A. SIM (in liquidation)	Verona	1	5	-101	A1.	1	100.00	100.00	5
2) Autostrada BS-VR-VI-PD S.P.A.	Verona	8	324,565	18,088	A1.	1	20.30	20.30	..
3) CASSA DI LIQUIDAZIONE E GARANZIA S.P.A. (in liquidation)	Trieste	8	1,541	16	A1.	1	24.61	24.61	199
4) CASSA E ASSICURAZIONI S.P.A. (in liquidation)	Verona	1	84	..	A1.	1	65.00	65.00	62
5) CONSORTIUM SRL	Milan	8	592,223	15,775	A1.	1	29.61	29.61	170.029
6) INIZIATIVE URBANE S.P.A.	Trento	8	7,805	-629	A1.	1	27.78	27.78	1.993
7) MEDIOINVEST S.r.l.	Perugia	1	9,366	34	A1.	10	100.00	100.00	9.296
8) RI.PO. S.r.l.	Turin	1	10	..	A1.	5	100.00	100.00	10
9) SERIN S.r.l.	Trento	8	79	..	A1.	1	20.00	20.00	16
10) SE.TEL. SERVIZI TELEMATICI	Napoli	8	8	3	A1.	92	33.33	33.33	2
11) AGROINVEST FPS (in liquidation)	Bratislava	1	124	..	A1.	17	100.00	100.00	-
12) CPF MANAGEMENT	British Virgin Islands	8	..	..	A1.	13	40.00	40.00	-

(3.1 Significant equity investments continued) (€ '000)

NAME	HEAD OFFICE	[1] TYPE OF RELATIONSHIP	SHAREHOLD. EQUITY	(**) (A) NET PROFIT/ LOSS	OWNERSHIP RELATIONSHIP PARENT COMPANY		EQUITY %	% VOTING RIGHTS AT AGM	BOOK VALUE
13) HUSI CORPORATION	British Virgin Islands	7	..	.. (*)	A2.	4	50.00	50.00	-
14) KOC KULTUR SANAT TANITIM A.S.	Istanbul	7	340	.. (*)	A2.	8	22.55	22.55	21
				(*)	A2.	5	2.44	2.44	3
				(*)	A2.	7	2.45	2.45	2
15) PEKAO IMMOBILIER SARL	Paris	1	13	-2	A1.	13	100.00	100.00	15
16) PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	Warsaw	1	61	..	A1.	65	39.57	39.57	24

(A) Amount already included in "Shareholders' equity" in the previous column.
* Pro-rata to our interest
** For consolidated companies, shareholders' equity figures correspond to those used for consolidation purposes.
1. Type of relationship:
1= control pursuant to paragraph 1, clause 1 of art.2359 of the Civil Code (majority of voting rights at ordinary shareholders' meeting)
2= control pursuant to paragraph 1, clause 2 of art.2359 of the Civil Code (dominant influence at ordinary shareholders' meeting)
3= control pursuant to paragraph 2, clause 1 of art.23 of the Consolidated Act (agreements with other shareholders)
4= other types of control
5= centralised management pursuant to paragraph 1 of art. 26 of the "decree"
6= centralised management pursuant to paragraph 1 of art. 26 of the "decree"
7= joint control
8= affiliate

OTHER EQUITY INVESTMENTS

Among the other equity investments held by UniCredito Italiano and by its direct and indirect subsidiaries, below are shown the most significant in terms of investment amount and/or the percentage held (greater than 10%):

(€ '000)

NAME	HEAD OFFICE	% ORDINARY SHARES HELD	PARENT COMPANY	BOOK VALUE
1 Assicurazioni Generali S.p.A.	Trieste	3.53	A1.1	977,208
2 Olimpia S.p.A.	Milan	8.40	A1.1	584,768
3 MEDIOBANCA Banca di Credito Finanziario S.p.A.	Milan	7.83	A1.1	410,686
4 EDIPOWER S.p.A.	Milan	10.00	A1.1	200,134
5 Schemaventotto S.p.A.	Moncalieri (TO)	6.67	A1.1	88,486
6 Borsa Italiana S.p.A.	Milan	11.11	A1.1	48,363
		0.79	A1.6	7,515
7 Banca d'Italia	Rome	10.77	A1.1	46,513
		0.10	A1.10	5,619
		0.10	A1.11	2,767
8 Infracom Italia SpA (formerly Serenissima Infracom SpA)	Verona	11.24	A1.1	30,000
9 IKB Deutsche Industriebank Aktiengesellschaft	Dusseldorf	2.00	A1.1	28,972
10 FINAOSTA S.p.A. Finanziaria Regionale V.Aosta	Aosta	10.71	A1.1	10,342
11 Cedacri SpA (formerly Cedacrinord S.p.A.)	Collecchio (PR)	6.10	A1.1	6,714
		6.10	A1.11	1,865

(Other equity investments continued)

(€ '000)

NAME	HEAD OFFICE	% ORDINARY SHARES HELD	PARENT COMPANY	BOOK VALUE
12 Wschodni Bank Cukrorownictwa S.A.	Lublin	19.82	A1.13	9,602
13 Mediocredito Trentino Alto Adige S.p.A.	Trento	7.80	A1.1	7,130
14 Attijariwafa Bank (formerly Banque Commerciale du Maroc)	Casablanca	2.06	A1.1	5,588
15 FINPIEMONTE S.p.A. Istituto Fin. Reg. Piemontese	Turin	12.15	A1.1	5,441
		0.26	A1.5	89
16 Carisma S.p.A.	Milan	3.14	A1.3	4,537
17 Centrale dei Bilanci S.r.l. Società per gli Studi	Turin	9.97	A1.1	4,522
18 Istituto Europeo di Oncologia S.r.l.	Milan	7.46	A1.1	4,208
19 Veneto Sviluppo	Venice	15.30	A1.1	4,035
20 BANKSIEL Società di Informatica e Organizzazione	Milan	7.00	A1.1	1,339
21 Società per il Mercato dei Titoli di Stato - MTS S.p.A.	Rome	5.00	A1.1	2,827
22 FINEST S.p.A.	Pordenone	2.04	A1.1	2,713
23 Società per le Imprese all'Estero SIMEST S.p.A.	Rome	1.80	A1.1	2,624
24 Orel_G Holding	Sofia	19.33	A1.14	2,610
25 EUROVITA - Italcasse Assicurazioni S.p.A	Rome	1.81	A1.11	1,276
		1.81	A1.10	1,320
26 Lingotto S.p.A.	Turin	17.02	A1.1	-
27 Cartasi S.p.A.	Rome	9.05	A1.1	1,878
		0.14	A1.10	34
28 B. Group S.p.A. (formerly Compagnia Iniziative Mobiliari)	Milan	5.56	A1.1	1,454
29 Credifarma S.p.A.	Rome	17.00	A1.1	1,291
30 Interporto Bologna S.p.A.	Bologna	8.12	A1.1	1,156
31 Trentino Servizi S.p.A.	Rovereto	1.96	A1.1	1,094
32 Compagnia Investimenti e Sviluppo CIS. S.p.A.	Villafranca	3.50	A1.1	2,035
33 Finanziaria Regionale Friuli Venice Giulia FRIULIA S.p.A.	Trieste	2.00	A1.1	1,023
34 Finanziaria Regionale per lo Sviluppo del Molise FINMOLISE S.p.A.	Campobasso	11.84	A1.1	1,001
35 METIS S.p.A.	Milan	12.50	A1.1	862
36 Capitale e Sviluppo S.p.A.	Perugia	19.53	A1.10	689
37 Società per i Servizi Bancari - SSB S.p.A.	Milan	13.23	A1.1	650
		0.06	A1.10	1
		0.01	A1.11	-
38 Biuro Informacji Kredytowej S.A.	Warsaw	14.95	A1.13	569
39 SCONTOFIN S.p.A.	Luxembourg	15.00	A1.3	-
40 Val Rendena Funivie S.p.A. (in liquidation)	Pinzolo	10.71	A1.1	97
41 Fabryka Wyrobow Frotowych i Kocowych "Zwoltex" S.A	Zdunska Wola	11.73	A1.70	284
42 Società Regionale di Garanzia Marche Soc. Coop. r.l.	Ancona	11.46	A1.1	338
43 Società Aree Industriali ed Artigianali S.A.I.A. S.p.A.	Verbania	10.00	A1.1	232
44 PROFINGEST (consorzio)	Bologna	12.92	A1.1	30
45 Health Insurance Company Zakrila AD	Sofia	10.00	A1.14	102
46 S.A.S.E. S.p.A.	Perugia	11.09	A1.10	-
47 Vadeli Islemler Egidim Danismanlik A.S.	Izmir	10.39	A2.3	81
48 Sentieri Vivi S.r.l.	Trento	10.00	A1.1	60
49 Sebi S.p.A.	Perugia	15.68	A1.10	28
50 Treviso Glocal Scarl	Treviso	10.00	A1.1	10

(Other equity investments continued)

(€ '000)

	NAME	HEAD OFFICE	% ORDINARY SHARES HELD	PARENT COMPANY	BOOK VALUE
51	Borsa Merci Trieste S.p.A.	Trieste	10.00	A1.1	9
52	Beofinest a.d.	Belgrado	18.75	A1.1	-
53	Società della Ferrovia Friulana S.p.A.(in liquidation)	Gorizia	18.57	A1.1	-
54	Banque Galliere S.A. (in liquidation)	Parigi	17.50	A1.1	-
55	Giraglia Immobiliare S.p.A.	Milan	17.15	A1.3	-
56	S.I.CRE.F. S.r.l. (in liquidation)	Verona	16.00	A1.1	-
57	Skillpass S.p.A.	Rome	12.50	A1.1	-
58	I Gemelli di S. Benigno S.r.l. (in liquidation)	Genova	12.24	A1.3	-
59	Przedsiebiorstwo Poligraficzno Wydawnicze Uniprom S.A.	Warsaw	10.64	A1.70	-
60	Allianz Zagreb D.D.	Zagreb	19.90	A1.19	3,715
61	Modus Srl	Milan	16.36	A1.86	22,371
62	I Viaggi del Ventaglio	Milan	15.52	A1.6	11,999
63	Centro Merci Intermodale delle Marche ScpA (in liquidation)	Ancona	12.82	A1.1	-
64	Basket Trieste S.r.l.	Trieste	12.66	A1.1	-
65	Pirelli & C. Real Estate Franchising Holding S.r.l.	Milan	10.00	A1.9	2,034
66	Sentieri Vivi S.r.l.	Trento	10.00	A1.1	13
67	Tecnofin Trentina S.p.A.	Trento	3.82	A1.1	1,541
68	Capitalia	Rome	0.02	A1.1	1,125

"Significant interest based on investment amount" means a book value of more than € 1,000,000.

(€ '000)

3.2 ASSETS AND LIABILITIES WITH GROUP COMPANIES

3.3 ASSETS AND LIABILITIES WITH ASSOCIATED COMPANIES (other than Group companies)

	ASSETS AND LIABILITIES WITH GROUP COMPANIES AMOUNTS AS AT		ASSETS AND LIABILITIES WITH ASSOCIATED COMPANIES AMOUNTS AS AT	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
a) Assets				
1. Loans to banks	-	-	5,316,144	3,088,222
of which: subordinated	-	-	-	-
2. Loans to financial institutions	-	-	813,913	1,621,780
of which: subordinated	-	-	*4,444*	*5,603*
3. Loans to other customers	158,152	119,234	580,056	678,010
of which: subordinated	-	-	-	-
4. Bonds and other debt securities	-	-	466,560	457,733
of which: subordinated	-	-	*3,504*	*10,738*
Total assets	**158,152**	**119,234**	**7,176,673**	**5,845,745**
b) Liabilities				
1. Due to banks	-	-	2,039,449	6,468,608
2. Due to financial institutions	4,700	13,182	247,169	239,133
3. Due to other customers	27,781	42,252	149,078	403,534
4. Securities in issue	2	-	-	1,160
5. Subordinated debt	-	-	-	-
Total liabilities	**32,483**	**55,434**	**2,435,696**	**7,112,435**
c) Guarantees and commitments				
1. Guarantees given	702	8,876	99,353	267,803
2. Commitments	21,326	14,824	123,591	185,779
Total Guarantees and Commitments	**22,028**	**23,700**	**222,944**	**453,582**

(€ '000)

Breakdown of Transactions With Group companies (not fully consolidated) and Companies subject to Significant Influence (based on the stake held)

GROUP COMPANIES	AS AT 31 DECEMBER 2004 ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
	-	**-**	**-**	**-**
2) Transactions with financial institutions				
Auges S.p.A. (in liquidation)	-	2	-	-
C.R.Trieste Ireland Ltd (in liquidation)	-	1,970	-	-
Pekao Financial Services Sp Zo.o	-	2,221	-	-
Ventura Finance S.p.A.	-	507	-	-
	-	**4,700**	**-**	**-**
3) Transactions with other customers				
Pekao Access Sp.Zo.o	-	646	-	-
UniCredit Broker S.p.A.	4,473	12,059	-	-
Centar Gradski Podrum d.o.o.	3,529	52	-	-
Central Kaptol d.o.o.	23,322	148	-	2,203
Fabryka Maszyn Sp.Zo.o. (formerly HSW FMJ Sp.zo.o.)	593	32	-	19
I-Faber S.p.A.	-	1,138	611	-
Istraturist Umag Hotelijerstvo I Turiza	10,379	70	-	3,797
Locat Rent S.p.A.	96,047	58	91	-
Marketing Zagrebacke Banke d.o.o.	-	422	-	15
Pekao Development SP.Zo.o.	16,792	1,509	-	15,292
RI.PO. S.r.l.	3,000	687	-	-
S.T.T. S.p.A.	-	4,899	-	-
TLX S.p.A.	-	179	-	-
UniCredit Assicura S.r.l.	17	2,526	-	-
UniCredit Private Wealth Advisory S.r.l.	-	40	-	-
XAA Agenzia Assicurativa S.p.A.	-	2,942	-	-
Zane BH d.o.o.	-	163	-	-
Zaba Turizam d.o.o.	-	211	-	-
	158,152	**27,781**	**702**	**21,326**
4) Bonds and other debt securities				
	-	**-**	**-**	**-**
5) Securities in issue				
Agroinvest Financno-Poradenska Skupina A.S. (in liquidation)	-	2	-	-
	-	**2**	**-**	**-**
6) Subordinated debt				
	-	**-**	**-**	**-**
Total	**158,152**	**32,483**	**702**	**21,326**

(€ '000)

OTHER COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE	AS AT 31 DECEMBER 2004 ASSETS	LIABILITIES	GUARANTEES	COMMITMENTS
1) Transactions with banks				
Banca Cassa di Risparmio di Savigliano S.p.A.	22,605	6,990	-	75
Cassa di Risparmio di Bra S.p.A.	19,771	7,019	20	223
Cassa di Risparmio di Fossano S.p.A.	8,871	7,845	-	51
Cassa di Risparmio di Saluzzo S.p.A.	32,949	5,500	101	57
	84,196	**27,354**	**121**	**406**
2) Transactions with financial institutions				
Allianz Zb d.o.o. Drustvo Za Upravljanje Dobrovoljnim	-	250	-	5
Allianz Zb d.o.o. Drustvo Za Upravljanje Obvznim	-	156	-	40
Cassa di Liquidazione e Garanzia S.p.A.	-	1,487	-	-
Consortium Srl	321,162	10	-	13,251
Krajowa Izba Rozliczeniowa S.A.	-	363	-	-
LISEURO S.p.A.	2,611	-	-	-
Società Friulana Esazioni Tributi S.F.E.T.S.p.A.	44	-	-	-
	323,817	**2,266**	**-**	**13,296**
3) Transactions with other customers				
AUTOSTRADA BS-VR-VI-PD S.p.A.	-	2,025	-	-
Commercial Union Vita S.p.A.	-	48,252	-	-
CONSORZIO CA.RI.CE.SE.	127	3	-	-
CreditRAS Assicurazioni S.p.A.	-	23	300	-
CreditRas Vita S.p.A.	34,278	3,597	-	-
Fabryka Sprzetu Okretowego	-	9	-	-
Grupa Inwestycyjna Nywing S.A.	10,166	3	-	-
Hotel Jean IIISobieski Sp.zo.o	9,213	269	-	-
Immobiliare Lombarda S.p.A.	48,705	38	-	-
Iniziative Urbane S.p.A.	11,718	-	634	1.966
Serin S.r.l.	-	36	-	-
Upi Poslovni Sistem d.o.o.	-	97	-	-
	114,207	**54,352**	**934**	**1,966**
4) Bonds and other debt securities				
	-	**-**	**-**	**-**
5) Securities in issue				
	-	-	-	-
6) Subordinated debt				
	-	**-**	**-**	**-**
Total	**522,220**	**83,972**	**1,055**	**15,668**

(€ '000)

3.4 ITEM 70 "EQUITY INVESTMENTS"
3.5 ITEM 80 "EQUITY INVESTMENTS IN GROUP COMPANIES"

	EQUITY INVESTMENTS AMOUNTS AS AT		EQUITY INVESTMENTS IN GROUP COMPANIES AMOUNTS AS AT	
	31.12.2004	31.12.2003	31.12.2004	31.12.2003
a) Equity investments in banks	**586,913**	**588,709**	**-**	**-**
1. listed	*447,162*	*448,037*	-	-
2. unlisted	*139,751*	*140,672*	-	-
b) Equity investments in financial institutions	**335,039**	**351,288**	**8,604**	**6,012**
1. listed	*631*	*885*	-	*451*
2. unlisted	*334,408*	*350,403*	*8,604*	*5,561*
c) Equity investments in other companies	**2,475,718**	**2,427,227**	**129,782**	**131,230**
1. listed	*1,022,225*	*1,025,933*	-	-
2. unlisted	*1,453,493*	*1,401,294*	*129,782*	*131,230*
Total per item	**3,397,670**	**3,367,224**	**138,386**	**137,242**

(€ '000)

3.6 CHANGES IN EQUITY INVESTMENTS DURING THE YEAR
3.6.1 Equity Investments in Group Companies (item 80)
3.6.2 Other Equity Investments (item 70)

	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80	OTHER EQUITY INVESTMENTS ITEM 70
A. Opening balance	**137,242**	**3,367,224**
B. Increases	**38,595**	**162,950**
B.1 Purchases	40	38,526
B.2 Write-backs	-	3,711
B.3 Revaluations	-	-
B.4 Other changes	38,555	120,713
C. Decreases	**37,451**	**132,504**
C.1 Sales	18,557	106,839
C.2 Writedowns	1,207	12,095
of which: Permanent writedowns	*107*	*10,732*
C.3 Other changes	17,687	13,570
D. Closing balance	**138,386**	**3,397,670**
E. Total revaluations	**-**	**7,678**
F. Total adjustments	**7,245**	**117,996**

(€ '000)

Detail of principal changes in "Equity Investments in Group Companies":

B. INCREASES		
B.1 Acquisitions:		**40**
Other	40	
B.4 Other changes:		**38,555**
- Exchange gains	**2,919**	
PEKAO DEVELOPMENT SP.ZO.O	1,314	
Others	1,605	
- Gains from sales	**4,096**	
Pekao Uslugi Korporacyjne S.A. (formerly Pekao/Alliance)	3,393	
Equity investments in other companies	703	
- Valuation differences for equity investments valued at net equity	**14,959**	
Istraturist Umag, Hotelijerstvo I Turizam d.d.	5,336	
PEKAO DEVELOPMENT SP.ZO.O	3,917	
Pekao Financial Services Sp Zo.o	1,664	
UniCredit Broker S.p.A. (ex Broker Credit S.p.A.)	1,322	
Equity investments in other companies	2,720	
- Companies transferred from full consolidation area:	**3,221**	
C.R.Trieste Ireland Ltd (in liquidation)	1,911	
CreditRas Previdenza SIM PA in liquidation	1,310	
- Equity investments in other companies	**13,360**	
Pekao Uslugi Korporacyjne S.A. (formerly Pekao/Alliance)	8,327	
I-Faber S.p.A.	1,731	
Trinity Management Sp. zo.o	1,519	
Others	1,783	
C. DECREASES		
C.1 Sales:		**18,557**
Pekao Uslugi Korporacyjne S.A. (formerly Pekao/Alliance)	11,718	
Trinity Management Sp. zo.o	2,982	
Lipa d.d.	1,547	
Sviluppo Nord-Ovest S.G.R.p.A.	1,200	
Polonit Sp.zo.o.	1,004	
Others	106	
C.2 Writedowns		**1,207**
Trinity Management Sp. zo.o	1,098	
Others	109	
C.3 Other changes:		**17,687**
- Exchange rate differences	**32**	
- Losses from sales	**407**	
- Value differences for equity investments valued at net equity	**3,870**	
Equity investments in other companies	1,302	
Others	2,568	
- Companies transferred to item 70 "Other Equity Investments":	**929**	
Others	929	
- Companies transferred to full consolidation	**1,521**	
UBM Securities Inc	1,224	
Others	297	
- Other	**10,928**	
UniCredit ServiceLab S.p.A.	2,736	
Employee Benefits S.p.A.	5,090	
Others	3,102	

(€ '000)

Detail of principal changes in "Other Equity Investments"

B. INCREASES		
B.1 Acquisitions:		**38,526**
Modus Srl	22,371	
I Viaggi del Ventaglio SpA	12,000	
Pirelli & C. Real Estate Franchising Holding s.r.l	2,034	
Others	2,121	
B.2 Write-backs:		**3,711**
Allianz Zagreb D.D.	3,268	
Others	443	
B.3 Revaluations		**-**
B.4 Other changes:		**120,713**
- Exchange gains:	**5,187**	
Jupiter NFI S.A.	2,756	
Wschodni Bank Cukrorownictwa S.A.	1,259	
Others	1,172	
- Gains from sales	**35,550**	
Jupiter NFI S.A.	10,928	
Fincantieri Cantieri Navali Italiani S.p.A.	7,659	
RCS MediaGroup SpA (ex HdP SpA)	7,206	
Centro Leasing S.p.A.	3,976	
Selezione Terza S.r.l.	1,420	
Others	4,361	
- Value differences for equity investments valued with the net equity method	**21,660**	
Synesis Finanziaria S.p.A.	11,097	
Immobiliare Lombarda SpA	2,906	
CreditRAS Assicurazioni S.p.A.	2,493	
Commercial Union Vita S.p.A.	1,793	
Equity investments in other companies	3,371	
- Companies transferred from item 80 "Group Companies":	**929**	
Others	929	
- Others*	**57,387**	
Commercial Union Vita S.p.A.	49,000	
CreditRAS Assicurazioni S.p.A.	1,400	
Others	6,987	
C. DECREASES		
C.1 Sales		**106,839**
Jupiter NFI S.A.	30,780	
RCS MediaGroup SpA (formerly HdP SpA)	25,404	
Fincantieri Cantieri Navali Italiani S.p.A.	17,987	
Centro Leasing S.p.A.	9,528	
Allianz Zagreb D.D.	5,776	
Selezione Terza S.r.l.	2,982	

(Detail of principal changes in "Other Equity Investments" continued) (€ '000)

Unibon Salumi S.C.a.r.l.	2,710	
S.Paolo-Imi S.p.A. (formerly Cardine Banca S.p.A.)	2,027	
Hur Emlak Insaat ve Ticaret A.S.	1,948	
Tomtex S.A.	1,774	
Insurance Company Bulstrad AD	1,172	
Credito Agricolo Italiano S.p.A.	1,017	
Others	3,734	
C.2 Writedowns		**12,095**
Infracom Italia SpA (formerly Serenissima Infracom SpA)	4,322	
Lingotto S.p.A.	2,040	
CLS Group Holdings A.G.	1,069	
Jupiter NFI S.A.	1,007	
Others	3,657	
C.3 Other changes:		**13,570**
- Exchange rate differences	**130**	
- Losses from sales:	**203**	
- Valuation differences for equity investments valued at net equity	**4,628**	
CreditRas Vita S.p.A.	3188	
Others	1,440	
- Companies transferred to full/proportional consolidation area:	**5,314**	
IKB CorporateLab S.A.	5,314	
- Others	**3,295**	
BANKSIEL - Società di Informatica e Organizzazione	1,117	
Agenzia per lo Sviluppo S.p.A.	1,045	
Others	1,133	

* "Other changes - other" also includes increases resulting from extraordinary company transactions (spin-offs, contributions, etc.) and transfers from other portfolios.

Section 4 - Tangible and intangible fixed assets

(€ '000)

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
110. Intangible fixed assets	**1,080,038**	**1,167,290**
120. Tangible fixed assets	**3,001,583**	**3,238,372**
Total	**4,081,621**	**4,405,662**
of which: buildings owned and used by Group companies for their business	*1,392,285*	*1,709,205*

(€ '000)

4.1 CHANGES IN "TANGIBLE FIXED ASSETS" DURING THE YEAR	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Opening balance	**2,729,002**	**154,095**	**355,275**	**3,238,372**
B. Increases	**2,104,144**	**1,262,837**	**1,337,922**	**4,704,903**
B.1 Purchases	2,038,963	1,245,653	1,286,614	4,571,230
B.2 Write-backs	-	-	-	-
B.3 Revaluations	960	526	663	2,149
B.4 Other	64,221	16,658	50,645	131,524
C. Decreases	**2,404,850**	**1,245,622**	**1,291,220**	**4,941,692**
C.1 Sales	2,260,253	1,179,710	1,119,692	4,559,655
C.2 Writedowns:	97,603	55,754	141,672	295,029
a) depreciation	95,972	55,697	141,379	293,048
b) permanent writedowns	1,631	57	293	1,981
C.3 Other	46,994	10,158	29,856	87,008
D. Closing balance	**2,428,296**	**171,310**	**401,977**	**3,001,583**
E. Total revaluations	**1,270,700**	**3,717**	**908**	**1,275,325**
F. Total writedowns	**1,232,001**	**653,019**	**1,259,301**	**3,144,321**
a) depreciation	1,219,653	652,963	1,259,131	3,131,747
b) permanent writedowns	12,348	56	170	12,574

(€ '000)

4.2 CHANGES IN "INTANGIBLE FIXED ASSETS" DURING THE YEAR	
A. Opening balance	**1,167,290**
B. Increases	**342,307**
B.1 Purchases	247,673
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other	94,634
C. Reductions	**429,559**
C.1 Sales	5,880
C.2 Writedowns:	281,299
a) amortisation	280,068
b) permanent writedowns	1,231
C.3 Other	142,380
D. Closing balance	**1,080,038**
E. Total revaluations	**-**
F. Total writedowns	**1,258,043**
a) amortisation	1,252,987
b) permanent writedowns	5,056

Intangible fixed assets were made up as follows:

(€ '000)

	AMOUNTS AS AT 31.12.2004
Intangible assets	284,220
"Start-up" costs[1]	643,525
Other capitalised costs to be amortised	152,293
Total	**1,080,038**

1. This was mainly for the goodwill posted directly to the accounts of Pioneer Investment Management USA Inc.

Section 5 - Other assets

(€ '000)

ITEMS	AMOUNTS AS AT 31.12.2004	31.12.2003
150. Other assets	**45,605,296**	**36,124,218**
160. Accrued income and prepaid expenses	**2,253,818**	**2,017,604**
Total	**47,859,114**	**38,141,822**

(€ '000)

5.1 ITEM 150 "OTHER ASSETS"

	AMOUNTS AS AT 31.12.2004	31.12.2003
Cash and other valuables held by cashier:		
- current account cheques being settled, drawn on third parties	383,001	337,760
- current account cheques charged to Group banks, received by the clearing house, and in the process of being debited	3,850	89,473
- money orders, bank drafts and equivalent securities	108,713	115,899
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	150	332
	495,714	**543,464**
Interest and amounts to be debited to:		
- customers	10,820	17,360
- banks	5,711	33,736
	16,531	**51,096**
Guaranteed deposits:		
- in the name of, and on behalf of the Group	15,719	50,172
- In the name of, and on behalf of third parties	53	287
	15,772	**50,459**
Items in transit between branches not yet allocated to destination accounts	**63,244**	**134,776**
Items in processing	**305,779**	**823,785**
Receivables for advances to the tax collection service	**1,555,607**	**1,670,611**
Tax entries:		
- advance payments made to tax authorities	1,664,801	1,299,983
- tax credits	725,464	1,330,114
- other tax entries	634,014	697,033
	3,024,279	**3,327,130**
Deferred tax assets	**705,320**	**390,109**
Entries resulting from the valuation of off-balance-sheet transactions		
- customers	7,864,373	6,036,750
- banks	24,707,932	16,009,625
	32,572,305	**22,046,375**
Premiums paid for options	**4,818,861**	**3,879,227**
Items judged definitive but not attributable to other items:		
- securities and coupons to be settled	55,357	209,891
- other transactions	1,482,240	1,630,269
	1,537,597	**1,840,160**
Adjustments for unpaid bills and notes	**13,701**	**10,115**
Other entries:		
- entries related to accidents and disputes pending (valued at their estimated realisation amount)	39,444	42,238
- other entries	441,142	1,314,673
	480,586	**1,356,911**
Total	**45,605,296**	**36,124,218**

(€ '000)

5.2 ITEM 160 "ACCRUED INCOME AND PRE-PAID EXPENSES"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Accrued income		
for accrued interest on investment and trading securities	307,684	290,568
for accrued interest on loans to banks	90,532	74,502
for accrued interest on loans to customers	336,182	323,968
for differentials on derivative contracts	798,187	681,886
for other transactions	99,257	83,736
Total accrued income	**1,631,842**	**1,454,660**
Prepaid expenses		
for advance rent payments	8,424	7,438
for issue discount on securities	26,801	8,753
for derivative contracts	216,709	281,335
for miscellaneous fees and commissions	286,166	243,588
for other transactions	83,876	21,830
Total pre-paid expenses	**621,976**	**562,944**
Total accrued income and pre-paid expenses	**2,253,818**	**2,017,604**

Accrued income and pre-paid expenses are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 ADJUSTMENTS FOR ACCRUED INCOME AND PRE-PAID EXPENSES

It should be noted that no upward or downward adjustments were made to balancing asset and liability items, to which accrued income and pre-paid expenses are related.

(€ '000)

5.4 DISTRIBUTION OF SUBORDINATED DEBT	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Loans to banks	71	2,006
b) Loans to customers	136,612	115,259
c) Bonds and other debt securities	397,838	357,512
Total	**534,521**	**474,777**

Section 6 - Deposits

(€ '000)

ITEMS	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
10. Due to banks	**37,702,133**	**44,252,285**
20. Due to customers	**103,664,134**	**97,802,811**
30. Securities in issue	**53,106,327**	**37,297,683**
40. Third-party funds in administration	**152,630**	**173,344**
Total	**194,625,224**	**179,526,123**

(€ '000)

6.1 DETAIL OF ITEM 10 "DUE TO BANKS"

	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
a) Repo transactions	15,493,189	18,328,066
b) Stock lending	105,806	132,616

(€ '000)

6.2 DETAIL OF ITEM 20 "DUE TO CUSTOMERS"

	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
a) Repo transactions	16,516,468	16,190,372
b) Stock lending	4,179	1,807

(€ '000)

Item 10 "Due to banks"

	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
a) on demand:		
Demand deposits	1,329,003	1,631,695
Current accounts for services rendered	735,905	1,268,186
Other	9,100	10,359
	2,074,008	**2,910,240**
b) on term or with notice		
Time deposits	16,297,709	19,795,336
Repo transactions	15,493,189	18,328,066
Stock lending	105,806	132,616
Loans from international banking organisations	405,120	662,220
Other forms of debt	3,326,301	2,423,807
	35,628,125	**41,342,045**
Total	**37,702,133**	**44,252,285**

(€ '000)

Item 20 "Due to customers"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) on demand:		
Savings deposits	7,620,468	6,984,414
Current accounts	58,667,554	55,579,055
Other	48,644	190,556
	66,336,666	**62,754,025**
b) on term or with notice		
Savings deposits	10,339,126	5,147,976
Current accounts	7,853,338	11,284,845
Repo transactions	16,516,468	16,190,372
Stock lending	4,179	1,807
Other transactions	2,614,357	2,423,786
	37,327,468	**35,048,786**
Total	**103,664,134**	**97,802,811**

(€ '000)

Item 30 "Securities in issue"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Bonds	23,956,311	10,839,450
Certificates of deposit	27,361,194	25,645,472
Other securities	1,788,822	812,761
Total	**53,106,327**	**37,297,683**

(€ '000)

Item 40 "Deposits received in administration"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Amounts received from the Government	9,385	40,354
Amounts received from the Region and other agencies	143,245	132,990
Total	**152,630**	**173,344**

Sezione 7 - Reserves

These funds do not constitute writedowns on asset values.

(€ '000)

ITEMS	AMOUNTS AS AT 31.12.2004	31.12.2003
70. Reserve for employee severance pay	**1,026,167**	**993,624**
80. Reserves for risks and charges		
a) reserve for retirement payments and similar	*513,224*	*520,513*
b) taxation reserve	*1,272,090*	*1,984,233*
c) consolidation reserve for future risks and charges	*3,731*	*3,886*
d) other reserves	*1,660,443*	*1,327,850*
	3,449,488	**3,836,482**
90. Loan loss reserve	**-**	**69,163**
Total	**4,475,655**	**4,899,269**

(€ '000)

7.1 ITEM 90 " LOAN LOSS RESERVE"

	AMOUNTS AS AT 31.12.2004	31.12.2003
Overdue interest on customer loans	-	-
Other	-	69,163
Total	**-**	**69,163**
of which: minorities	-	*38*

(€ '000)

7.2 CHANGES TO ITEM 90 "LOAN LOSS RESERVE"

A. Opening balance	**69,163**
B. Increases	**-**
B.1 Provisions	-
B.2 Other	-
C. Reductions	**69,163**
C.1 Uses	914
C.2 Other	68,249
D. Closing balance	**-**

(€ '000)

7.3 ITEM 80 (D) "RESERVES FOR RISKS AND CHARGES: OTHER RESERVES"

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Reserves for writedowns on guarantees given and commitments:		
- specific writedowns	41,414	49,617
- general writedowns for country risk	1,819	2,630
- other general writedowns	12,233	17,846
	55,466	**70,093**
Other reserves for risks and charges:		
- leaving incentive payments	209,120	-
- expected outlays relating to disputes and charges - personnel	499,427	491,195
- expected payments relating to accidents under investigation	126,682	71,264
- options and guarantees relating to equity investments sold	50,811	53,929
- pending revocatory and other legal proceedings	299,903	211,468
- expected future charges relating to equity investments	73,567	249
- benefits under sections 22-23 of Decree-Law 153/99	249,456	249,909
- other	96,011	179,743
	1,604,977	**1,257,757**
Total	**1,660,443**	**1,327,850**

LEAVING INCENTIVE PAYMENTS

On 26 October 2004 the Parent Company's Board of Directors approved the "2004 - 2007 Industrial Plan", which includes the Group reorganisation programme. The Plan aims inter alia to eliminate residual functional overlapping and rationalise costs, in order to improve the Group's efficiency further and in terms of structure by redesigning the key processes that relate inter alia to the optimisation of Group staff numbers.

On 19 November 2004 the procedure required under section 18 of the National Collective Labour Contract dated 11 July 1999 was initiated with the Group's trade unions; this procedure was concluded with the Trade Union Agreements signed on 11 February 2005. Following approval of the Industrial Plan, the actions necessary to implement it were taken, including identifying the number and overall cost to be borne in relation to those employees who agree to the terms outlined in the plan and retire.

The overall cost was estimated to be €209 million for the three-year period of the Plan in respect of about 2,880 people and was entered to 2004 Profit and Loss Item 200 "Extraordinary Charges" as a single amount, with the balancing item "expected outlays relating to disputes and charges - personnel" in "Other reserves for risks and charges".

This charge was calculated on the basis of the following assumptions:
- Some but not all staff members will agree to retire under the Plan in different degrees, on the basis of the best possible current forecast, according to their being able to meet the requirements for immediate enjoyment of pension rights.
- Incentives will be paid to staff on a descending scale according to the timeliness of their agreement to the terms.
- An additional payment, as provided in the Agreement dated 28 February 1998 and Ministerial Decree 158/2000 concerning the "Solidarity Fund for the maintenance of bank personnel income, employment and professional reconversion and requalification," will be made to staff agreeing to the incentive plan without having full pension rights, but who will attain full rights before 31 December 2009.

EXPECTED OUTLAYS RELATING TO DISPUTES AND CHARGES - PERSONNEL

€425 million in respect of charges arising from the incentive scheme.

EXPECTED PAYMENTS RELATING TO ACCIDENTS UNDER INVESTIGATION

Includes coverage of the types of risk described below:

Interest Capitalisation

The recent judgement by the *Sezioni Unite* of the Court of Cassation in the question of interest capitalisation added nothing new to the previous pronouncements of the Supreme Court in 1999. We received a number of claims after the 2004 judgement, but these were less numerous than those received in 1999 when the Court changed its thinking.

Our view, supported by the opinion of leading legal experts (some of whom have also pronounced publicly), is still that Italian banks' practice up to 1999 was correct, i.e., up to the time the Court of Cassation decreed the end of the previously accepted practice relating to the capitalisation of interest.

Although we cannot rule out the possibility of further claims, we believe that most customers intending to invoke the alleged illegitimacy of quarterly interest capitalisation have already made a formal claim or taken legal proceedings in the last five years. We do not therefore expect any significant increase in claims of this kind.

For the above reasons and also bearing in mind that:

- several judges have shown that they do not agree with the Court of Cassation's thinking and
- the Italian Banking Association intends to submit the matter to the EC Court of Justice and the Constitutional Court

Group banks have continued to make adequate provision in respect of individual positions, as they have since 1999.

Argentina Bonds

This issue emerged at the end of 2001. In the intervening years claims have been modest. Most customers correctly blame the government of Argentina for their losses following its default on its bonds.

We believe that the increase in claims received in the days preceding the writing of this Report does not require a change of policy in respect of the one adopted at the time 2004 accounts were closed. This policy is based on our conviction that the correctness of banks' behaviour in this matter can be demonstrated (not least because there are no reasons to consider trading in bonds issued by the government of Argentina in any way different from any other transaction involving financial instruments). Group subsidiaries therefore have only made, and only make, prudent provisions in respect of individual positions.

Cirio Bonds

In 2004 the deliberations of the independent Committee charged with judging whether customers of the Group banks involved were sufficiently aware of the risk entailed by the purchase of Cirio bonds, taking into account the content of their investment portfolio and the assets entrusted by them to the banks, were concluded.

The Committee proposed indemnification in respect of about half of the cases examined. Of these more than 88% have accepted and most have already signed the necessary agreement.

Specific provision had been made in 2003 for this matter.

In 2004 Group banks continued to make provision solely for existing proceedings, the result of which will largely depend on the possibility of demonstrating that the bank concerned complied with its obligation to inform in accordance with prevailing legislation and correctly carried out the purchase transaction (this has been proved in most cases).

Parmalat Bonds

Parmalat is a complex and atypical story: certain aspects are subject to a criminal investigation, and this has affected not only the banks' interests but also those holding bonds issued by Parmalat companies.
Our Group banks have helped their customers holding Parmalat bonds to be included at no cost in the proceedings that have been initiated in the courts.

More than 67% of the claims that Group banks have received have been settled under CONSOB rules. In the few cases of proceedings involving Group companies (numbering about 2.5% of all the claims the Group has received) we believe we will demonstrate that the bank acted correctly.
Although we cannot obviously rule out the possibility of further claims, we do not think that there will be any significant increase in claims; Group banks have therefore only made prudent provisions in respect of individual positions.

REVOCATORY ACTIONS AND LEGAL PROCEEDINGS

The portion of the reserve for proceedings and revocatory actions corresponds to our prudent assessment of the inherent risks, among which are those relating to the Parmalat position with UniCredit Banca d'Impresa. In this matter the assessment takes into account the complexity of the many issues and that the requests made have been addressed to a significant section of Italian banks; in addition, the exorbitant amount of the claim – totally unjustified and unfounded, above all given the kind of accusations that have been made, which are based on vague reasons not directly attributable to the bank's behaviour – has been considered.

At the same time we have instructed counsel to protect our interests as creditors. Counsel will take a strong line in defence, not least in relation to the alleged awareness on the part of the bank of the company's state of insolvency.

BENEFITS UNDER SECTIONS 22-23 OF DECREE-LAW 153/99

Please refer to the Note in the 2003 Accounts, since when there have been no changes to relevant legislation or regulations.

(€ '000)

Item 80 b) "Reserves for risks and charges: taxation reserve"

	AMOUNTS AS AT	
	31.12.2004	**31.12.2003**
Income tax for the year	1,077,552	1,858,245
Miscellaneous indirect taxes	113	338
Taxation of foreign branches	10,736	26,584
Deferred taxation	156,631	84,631
Other taxation	27,058	14,435
Total	**1,272,090**	**1,984,233**

DOMESTIC TAXATION CONSOLIDATION

Decree-Law 344/2003, on the reform of corporation tax, introduced the principle of domestic consolidation for the taxation of the income of groups of companies.

This treatment is optional and valid for three years. It is subject to meeting several conditions (controlling relationship and same fiscal year) and provides economic and/or financial tax breaks, as for example:

- Immediate use of tax losses made by consolidated companies by off-setting them against other consolidated companies' profits; as soon as the option is exercised and for the whole period of three years thereafter, total Group profit is calculated by the Parent Company as the arithmetical sum of Group companies' profits and losses.
- Dividends distributed by consolidated companies are totally free of tax, as opposed to the normal treatment whereby they are tax free as to 95%.
- Interest paid on financing the acquisition of interests in consolidated companies is tax deductible, instead of being only partly deductible pro rata to total capital, which was introduced as part of corporation tax reform.
- Fiscally neutral transfers of positively valued assets or businesses are permitted between consolidated companies.

In respect of fiscal 2004 the main economic advantages of tax consolidation for UniCredit SpA are as follows:

- Allocation of €176 million of current tax credit, due to an off-settable tax loss on consolidation, which will also constitute a financial advantage when corporation tax for 2004 is paid in June 2005.
- A €23.1 million reduction of deferred taxation payable due to the tax-free status of a further 5% of consolidated companies' dividends received and accounted for on receipt, at the time of receipt. The financial advantage will actually accrue in June 2006 on payment of 2005 corporation tax.

Further benefits of this kind have been achieved by other fiscally consolidated companies, as follows:

- €33.4 million current tax credits due to losses recovered on consolidation.
- Deferred taxation of €33.6 million, which would not otherwise have been available, since there was no reasonable certainty of taxable income being produced by consolidated companies in future years.
- Deferred taxation payable reduced by €1.6 million, due to the tax-free status of a further 5% of consolidated companies' dividends received from consolidated companies.

Group taxation entails the assumption – both by the consolidating parent and by individual consolidated subsidiaries – of joint responsiblity for higher tax assessments, penalties and related interest payable in respect of tax consolidation.

It also follows that payments of pre- and post-assessment corporation tax is the sole responsibility of the parent, which is required to make payment in respect of individual subsidiaries. The credit against the Revenue for the 2004 pre-payment of corporation tax, amounting to €897.4 million, was paid directly by individual consolidated companies as to €228.5 million (first instalment) and through the Parent as to €482.1 million (second instalment), and made up with the credit resulting from the previous assessment amounting to €186.8 million.

DEFERRED TAXATION

The balance sheet liability method was used in application of the principle requiring deferred taxation accounting.

The accounting principle for **deferred tax assets** has been changed from that of previous years and is now aligned with the principle used by most companies.

Pre-paid tax was accounted for in respect of situations not recorded until the previous fiscal year, since recording them was until then subject to:

- The existence of taxable income only for the following three tax years and only if there was an industrial plan covering the three-year period.
- Its resulting from costs already taken to Profit and Loss and attributable with certainty to the year in which they would be deductible from taxable income.

The elimination of the above time limit has meant that net profit is €101.6 million higher than it would have been.

Deferred taxation was recorded in so far as it was considered likely to be sustained.

The deferred taxation of Italian companies assumed the following tax rates:

IRES [corporation tax]	IRAP* [regional corporation tax]
33%	4,25%

* reference rate, to which, according to the location of the business, the additional rate payable by the banking sector in the specific region is added.

Group companies located outside Italy determined deferred taxation on the basis of the tax rates ruling in their respective countries.

(€ '000)

7.4 CHANGE FOR THE YEAR IN "DEFERRED TAX ASSETS" with balancing item in Profit and Loss	
1. Opening balance	**390,109**
2. Increases	**489,552**
2.1 Deferred tax assets arising during the year	310,887
2.2 Other increases	178,665
3. Decreases	**174,341**
3.1 Deferred tax assets eliminated during the year	152,651
3.2 Other decreases	21,690
4. Closing balance	**705,320**

(€ '000)

7.5. CHANGE FOR THE YEAR IN "DEFERRED TAX LIABILITIES"	BALANCING ITEM ENTERED TO:	
	PROFIT AND LOSS ACCOUNT	RESERVES INCL. IN SHAREHOLDERS' EQUITY (*)
1. Opening balance	**83,400**	**1,231**
2. Increases	**116,898**	**-**
2.1 Deferred tax liabilities arising during the year	93,582	-
2.2 Other increases	23,316	-
3. Reductions	**44,038**	**860**
3.1 Deferred tax liabilities eliminated during the year	39,251	860
3.2 Other decreases	4,787	-
4. Closing balance	**156,260**	**371**

* The above deferred taxation arose from the suspension of tax on capital gains on property and equity investments of which the sale is already planned.

(€ '000)

Item 80 c) "Reserves for risks and charge: consolidation reserve for future risks and charges"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Consolidation reserve for future risks and charges"	3,731	3,886

(€ '000)

RESERVES FOR RISKS AND CHARGES - MOVEMENTS IN 2004					
CHANGES IN 2004	RESERVE FOR EMPLOYEE SEVERANCE PAY	RESERVES FOR RETIREMENT PAY AND SIMILAR	TAXATION RESERVE	CONSOLIDATION RESERVE FOR FUTURE RISKS AND CHARGES	OTHER RESERVE FUNDSI
Amounts as at 31.12.2003	**993.624**	**520.513**	**1.984.233**	**3.886**	**1.327.850**
Changes in 2004:					
Use of provisions	-104,956	-47,185	-1,863,040	-	-509,313
Reallocation to Profit and Loss Account	-	-34	-11,190	-155	-86,771
Provisions	+ 131,271	+ 24,372	+ 1,201,061	-	+ 934,653 *
Exchange differences and other changes	+ 6,228	+ 15,558	- 38,974	-	- 5,976
Amounts as at 31.12.2004	**1,026,167**	**513,224**	**1,272,090**	**3,731**	**1,660,443**

* of which: €425,020 thousand charged to Profit and Loss Item 80 Payroll Costs.
€209.120 thousand charged to Profit and Loss Item 200 Extraordinary charges for leaving incentive payments following approval of the "2004 - 2007 Industrial Plan"

Section 8 - Capital, reserves, fund for general banking risks and subordinated debt

(€ '000)

GROUP PORTION OF SHAREHOLDER'S EQUITY	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
ASSETS		
140. Own shares	**358,416**	**-**
LIABILITIES AND SHAREHOLDERS' EQUITY		
100. Fund for general banking risks	**-**	**133,260**
150. Capital	**3,168,355**	**3,158,168**
160. Share premium	**2,308,639**	**3,308,639**
170. Reserves	**6,145,978**	**4,166,693**
Legal reserve	*631,634*	*508,136*
Reserve for own shares	*358,416*	*-*
Statutory reserves	*1,593,411*	*1,015,472*
Other reserves	*3,562,517*	*2,643,085*
180. Revaluation reserves	**281,857**	**285,217**
190. Retained earnings	**-**	**-**
	11,904,829	**11,051,977**
200. Net profit	**2,130,516**	**1,960,580**
Total Group portion of shareholders' equity	**14,035,345**	**13,012,557**

(€ '000)

Group portion of shareholder's equity - detail	AMOUNTS AS AT	
	31.12.2004	31.12.2003
LIABILITIES AND SHAREHOLDERS' EQUITY		
120. Negative consolidation differences	51,869	51,620
130. Negative net equity differences	2,602	12,425
140. Minority portion of shareholders' equity (+/-)	+ 1,128,908	+ 972,978
ASSETS		
90. Positive consolidation differences	1,059,300	1,229,299
100. Positive net equity differences	2,305	2,907

(€ '000)

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
110. Subordinated debt	6,541,276	6.189.574

(€ '000)

Item 140 (Assets) "Own shares or interests"	AMOUNTS AS AT 31.12.2004
87,000,000 ordinary shares (nominal value of €0.50 each); *total (nominal value: €43,500)*	358,416

Following the resolution of the ordinary shareholders' meeting of 4 May 2004 concerning the buy-back of 87,000,000 ordinary shares, these were acquired on the market in several transactions during the second half of the year. Based on the reason for the buy-in, these shares were reported in the Accounts at cost, i.e., €358,416 thousand, and an entry was made to the "Reserve for own shares or interests" in shareholders' equity.

GROUP PORTION OF SHAREHOLDERS' EQUITY

Item 100 "Fund for general banking risks"

When preparing the Accounts as at 31 December 2004, the fund for general banking risks was zeroed out, and the balance transferred to a shareholders' equity reserve (or profits as appropriate) in order to move towards compliance with international accounting standards.

As a result, the change in this fund was recorded in a special entry in the profit and loss account. Changes in the "fund" are shown in the "Statement of changes in shareholders' equity", which appears below.

(€ '000)

Item 150 Capital Stock	AMOUNTS AS AT 31.12.2004
6,315,002,731 ordinary shares (nominal value of €0.50 each)	3,157,502
21,706,552 savings shares with a nominal value of €0.50 each	10,853
Total	**3,168,355**

During the year, capital stock, which as at 31 December 2003 consisted of 6,294,629,600 ordinary shares and 21,706,552 savings shares with a nominal value of €0.50 per share for both classes of shares, rose due to the capital increase pursuant to Article 2349 of the Civil Code through the issuance of 20,373,063 ordinary shares charged the reserve set up for the medium-term bonus programme for Group staff, and through the issuance of 68 ordinary shares following the exercise of stock options issued to Group employees.

(€ '000)

Item 160 "Share premium reserve"	AMOUNTS AS AT 31.12.2004
Share premium reserve	2,308,639

(€ '000)

Item 170 "Reserves"	AMOUNTS AS AT 31.12.2004
Legal reserve	631,634
Reserve for own shares or interests	358,416
Statutory reserves	1,593,411
Other reserves*	3,562,517
Total	**6,145,978**

* The item "Other reserves" included €2,317,632 thousand related to the Parent Company, and €1,244,885 related to companies included in the scope of consolidation.

(€ '000)

Item 180 "Revaluation reserves"	AMOUNTS AS AT 31.12.2004
Monetary revaluation reserve pursuant to Law 72/83	84,658
Property revaluation reserve pursuant to Law 413/91	160,006
Other revaluation reserves	37,193
Total*	**281,857**

* This item includes reserves related to minorities of €4,837 thousand.

(€ millions)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	CAPITAL STOCK	SHARE PREMIUM RESERVE	LEGAL RESERVE	RESERVE FOR OWN SHARES	OTHER RESERVES	FUND FOR GENERAL BANKING RISKS	REVALUATION RESERVES	NET PROFIT	TOTAL
Balance as at 31 December 2003	**3,158.1**	**3,308.7**	**508.1**	**0.0**	**3,658.6**	**133.3**	**285.2**	**1,960.6**	**13,012.6**
Changes in 2004									
Allocation of consolidated net profit for 2003:									
- to dividends								-1,080.4	-1,080.4
- to reserves			123.5		746.7			-870.2	
- other allocations								-10.0	-10.0
Other changes:									
- capital increase connected with staff incentive programme	10.2				-10.2				
- creation of reserve to purchase own shares		-1,000.0		358.4	641.6				
- change in reserve for exchange differences related to conversion of accounts in foreign currency and other changes					119.3	-2.9	-3.4		113.0
- provisions/uses						-130.4			-130.4
- Group portion of net profit								2,130.5	2,130.5
Balance as at 31 December 2004	**3,168.3**	**2,308.7**	**631.6**	**358.4**	**5,156.0**	**0.0**	**281.8**	**2,130.5**	**14,035.3**
Minorities									*1,128.9*
Total as at 31 December 2004									**15,164.2**

BALANCE SHEET ITEMS RESULTING FROM THE CONSOLIDATION PROCESS

Item 90 - Positive consolidation differences

(€ '000)

COMPANY	BALANCE AS AT 31.12.2003	ADDITIONS DURING THE PERIOD	OTHER CHANGES	AMORTISATION DURING THE PERIOD	BALANCE AS AT 31.12.2004
Item 90					
Bank Pekao S.A.	405,755	-	-	-69,169	336,586
Pioneer Alternative Investment Management - Bermuda	98,893	-	-	-11,143	87,750
Zagrebacka Banka	49,725	-	-	-6,089	43,636
Bulbank A.D.	46,911	-	-	-6,970	39,941
Cassa di Risparmio di Carpi S.p.A..	165,821	-	-	-20,819	145,002
Unibanka	30,964	-	-	-4,524	26,440
Banca dell'Umbria 1462 S.p.A.	187,409	-	-	-22,767	164,642
Zivnostenska Banka	101,699	-	-1,380	-11,162	89,157
Koc Finansa	57,149	-	-	-6,350	50,799
Sviluppo Finanziaria	50,644	-	-13,940	-3,713	32,991
Locat S.p.A.	17,609	14,863	-	-4,674	27,798
UniCredit Leasing Romania	186	-	-	-21	165
UniCredit Romania S.A.	6,123	-	-	-721	5,402
Pioneer Global Asset Management	7,064	726	-	-1,680	6,110
S+R Investimenti S.p.A.	3,347	-	-	-466	2,881
Unicredit Leasing Bulgaria	-	223	-	-223	-
Total	**1,229,299**	**15,812**	**-15,320**	**-170,491**	**1,059,300**

Item 100 - Positive net equity differences

Positive net equity differences, which totalled €2,305 thousand as at 31.12.2004, consisted of €2,091 thousand from Commercial Union Vita and €214 thousand from companies held by Bank Pekao.

Item 120 - Negative consolidation differences

The composition and changes in the item "Negative consolidation differences" are reported in the table below:

(€ '000)

COMPANY	BALANCE AS AT 31.12.2003	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2004
- B.A.C. S. Marino S.A.	43,112	-	43,112
- Banca Mediocredito S.p.A.	2,798	-	2,798
-UniCredit Private Asset Management S.G.R.p.A.	4,953	-	4,953
- Bank Pekao S.A.	709	249	958
- other consolidated companies	48	-	48
Total	**51,620**	**249**	**51,869**

Item 130 – Negative net equity differences

(€ '000)

COMPANY	BALANCE AS AT 31.12.2003	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2004
- Pekao Group	10,699	-9,784	915
- CreditRas Vita S.p.A. (formerly Duerrevita)	375	-	375
- Sfet S.p.A.	503	-	503
- Cassa di Risparmio di Fossano S.p.A.	491	-	491
- Agrocons Centrum A.S.	314	4	318
- Grifo Insurance Brokers S.r.l.	43	-43	-
Total	**12,425**	**-9,823**	**2,602**

Item 140 – Minority portion of shareholders' equity

The minority portion of shareholders' equity, as detailed below, was determined by applying the equity ratio method, and included the minority interest in net profit for the year.

(€ '000)

COMPANY	BALANCE AS AT 31.12.2003	CHANGES DURING THE PERIOD	BALANCE AS AT 31.12.2004
- Bank Pekao S.A. and subsidiaries	714,385	189,141	903,526
- Zagrebacka Banka and subsidiaries	122,289	-2,136	120,153
- Banca dell'Umbria S.p.A.	9,960	322	10,282
- Cassa di Risparmio di Carpi S.p.A.	129	-121	8
- Locat S.p.A.	18,001	-17,272	729
- Bulbank A.D.	37,776	279	38,055
- Banca Mediocredito S.p.A.	29,202	-12,758	16,444
- B.A.C. della Repubblica di San Marino S.A.	15,013	428	15,441
- Other consolidated companies	26,223	-1,953	24,270
Total	**972,978**	**155,930**	**1,128,908**

OTHER ITEMS UNDER SECTION 8 REFERRING TO LIABILITIES

Item 110 – Subordinated debt

a) Maturity date, currency, interest rate, nominal value and equivalent in €

(€ '000)

MATURITY	CURRENCY	INTEREST RATE	FACE VALUE IN ORIGINAL CURRENCY	BOOK VALUE (**)
Parent Company				
1) 19.12.2007	LIT	6-month Libor	138,000,000,000	68,229
2) 14.06.2010	EURO	6,25% p.a. act/act for years 1-5 3-month Euribor + 3 b.p.s. p.a. for years 6-10	400,000,000	400,000
3) 14.06.2010	EURO	3-month Euribor +65 b.p.s. p.a. for years 1-5 + 125 b.p.s. p.a. for years 6-10	800,000,000	799,333
4) 29.10.2010	EURO	5,20% for year 1 5,30% for year 2 5,40% for year 3 5,50% for year 4 5,60% for year 5 5,70% for year 6 6,25% for year 7 6,80% for year 8 7,35% for year 9 7,90% for year 10	747,000,000	747,000
5) 13.12.2010	EURO	gross annual rate of 2.75% of face value for 10 years At maturity a "higher yield" may be paid in connection with the revaluation of an equity index (EuroSTOXX50) calculated on the basis of a formula as set out in the regulations, adjusted as necessary by the application of a "Take Profit" clause	261,000,000	260,659
6) 16.03.2011	EURO	3-month Euribor +75 b.p.s. p.a. for years 1-5 +135 b.p.s. p.a. for years 6-10	500,000,000	500,000
7) 16.03.2011	EURO	6% p.a.	500,000,000	500,000
8) 27.11.2011	EURO	5% p.a. act/act for year 1-5 euribor 3 mesi+130 b.p.s. for year 6-10	400,000,000	400,000
9) 27.11.2011	EURO	3-month Euribor +70 b.p.s. p.a. for years 1-5 +130 b.p.s. p.a. for years 6-10	400,000,000	400,000
10) 28.02.2012	EURO	6,10%	500,000,000	498,974

(cont.: Item 110 - Subordinated debt) (€ '000)

MATURITY	CURRENCY	INTEREST RATE	FACE VALUE IN ORIGINAL CURRENCY	BOOK VALUE (**)
11) 23.07.2014	EURO	3-month Euribor +25 b.p.s. p.a. for years 1-5 +85 b.p.s. p.a. for years 6-10	500,000,000	497,160
12) 22.09.2019	EURO	4,5% p.a. act/act for years 1-10 3-month Euribor +95 b.p.s. p.a. for years 11-15	500,000,000	499,735
Other Group companies				
13) 23.05.2011	EURO	5.00% for year 1 5.10% for year 2 5.20% for year 3 5.30% for year 4 5.40% for year 5 5.50% for year 6 5.80% for year 7 6.10% for year 8 6.40% for year 9 6.70% for year 10	100,000,000	97,513
14) Unspecified	EURO	0.00%	2,301	2,301
15) 05.10. Perpetual	$USA	9.20% p.a. for the first 10 years then 3-mos. Euribor + 335 bps (*)	450,000,000	330,372
16) 05.10.Perpetual	EURO	8.048% p.a. act/act for the first 10 years then 3-mos. Euribor +325 bps (*)	540,000,000	540,000
Total for Item 110				**6,541,276**

Amount calculated for capital for regulatory purposes:	6.532.689
*of which: Tier 1 capital**	*870.372*
Tier 2 capital	*5.662.317*

** Book values are net of any intra-group transactions.

b. Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 1: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Bank of Italy approval.

Nos. 2 and 3: the issuer has the option to repay the debt in full starting in year 5.

No. 4: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 5, 7 and 10: there is no prepayment option.

Nos. 6, 8, 9 and 11: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date. No. 12: the issuer has the same option starting at the end of year 10 and on each subsequent coupon payment date.

No. 13: will be repaid at par, without any deductions for expenses, in five equal annual cash instalments due starting 23 May 2007, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 15 and 16: it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Bank of Italy authorisation, and in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

The accounts of the companies provide complete information regarding the characteristics of the bonds issued by other Group companies.

c) Subordination conditions

For all transactions, the claims of subordinated creditors are junior to the claims of ordinary creditors in the event of liquidation.
For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance

8.1 Consolidated regulatory capital and prudential requirements

As required by Banca d'Italia disclosure guidelines, this table shows a breakdown of capital for regulatory purposes and prudential requirements. The final figures for these measures are forwarded to the Regulatory Authority following approval of these Accounts.

(€ '000)

8.1 CONSOLIDATED REGULATORY CAPITAL AND PRUDENTIAL REQUIREMENTS

	AMOUNTS AS AT	
	31.12.2004	**31.12.2003**
A. Capital for regulatory purposes		
A.1 Tier 1 capital	11,876,097	11,076,541
A.2 Tier 2 capital	5,933,019	4,973,528
A.3 Items to be deducted	404,559	409,098
A.4 Capital for regulatory purposes	**17,404,557**	**15,640,971**
B. Prudential regulatory requirements		
B.1 Credit risks	11,007,953	10,436,749
B.2 Market Risks	776,610	1,094,614
of which: - Trading portfolio risks	*573,637*	*779,086*
- Exchange risks	*153,791*	*246,651*
B.3 Tier 3 subordinated bonds	-	599,844
B.4 Other prudential requirements	175,284	153,781
B.5 Total prudential requirements	**11,959,847**	**11,685,144**
C. Risk assets and regulatory ratios		
C.1 Risk-weighted assets*	149,498,088	146,064,299
C.2 Tier 1 capital/Risk-weighted assets	7.94%	7.58%
C.3 Capital for regulatory purposes/Risk-weighted assets**	11.64%	11.12%

Note * Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

** The Total Capital Ratio is calculated based on rules of Banca d'Italia and is equal to the ratio of the sum of regulatory capital and tier 3 subordinated debt (Tier 3 Capital) eligible for market risk hedging to risk-weighted assets for credit and market risk and other regulatory requirements.

Core tier 1 Ratio

(€ '000)

Tier 1 capital	**11,876,097**
less Preference shares	-870,372
Core Capital	11,005,725
Core tier 1 Ratio (= Core Capital / Risk-weighted assets)	7.36%

Section 9 - Other liability items

(€ '000)

ITEMS	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
50. Other liabilities	42,862,703	31,841,817
60. Accrued liabilities and deferred income	2,131,588	1,749,273
Total	44,994,291	33,591,090

(€ '000)

9.1 ITEM 50 "OTHER LIABILITIES"	AMOUNTS AS AT 31.12.2004	AMOUNTS AS AT 31.12.2003
Interest and amounts to be credited to:		
- customers	1,065	7,255
- banks	1,093	22,303
	2,158	**29,558**
Miscellaneous tax entries	**434,179**	**452,158**
Items in transit between branches and not yet allocated to destination accounts	**76,553**	**179,711**
Available amounts to be paid to third parties	**1,383,589**	**1,818,904**
Items in processing	**349,927**	**569,292**
Entries resulting from the valuation of off-balance-sheet transactions		
- customers	5,450,541	3,443,542
- banks	24,436,921	16,465,642
	29,887,462	**19,909,184**
Option premiums collected	**4,327,097**	**3,065,300**
Entries related to securities transactions	**2,031,618**	**1,150,801**
Items judged definitive but not attributable to other lines:		
- payroll costs	212,752	154,238
- accounts payable – suppliers	705,702	672,331
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	4,611	4,121
- other entries	750,346	1,165,293
	1,673,411	**1,995,983**
Payables for miscellaneous entries related to the tax collection service	**10,057**	**8,837**
Adjustments for illiquid portfolio entries	**1,007,469**	**956,690**
Other entries	**1,679,183**	**1,705,399**
Total	**42,862,703**	**31,841,817**

(€ '000)

9.2 ITEM 60 "ACCRUED LIABILITIES AND DEFERRED INCOME"

	AMOUNTS AS AT	
	31.12.2004	31.12.2003
ACCRUED LIABILITIES		
for accrued interest on accounts with banks	126,889	148,604
for accrued interest on customer accounts	128,833	111,194
for accrued interest on securities in issue	380,004	270,612
for accrued interest on derivative differentials	637,390	530,490
for accrued interest on subordinated debt	104,342	108,608
for other transactions	176,121	167,269
Total accrued liabilities	**1,553,579**	**1,336,777**
DEFERRED INCOME		
on derivative contracts	60,810	77,882
on other loans to customers	253,529	167,899
on securities in issue	57,687	13,446
for miscellaneous fees and commissions	57,502	71,978
for other transactions	70,573	10,310
su altre operazioni	77,908	70,981
Total deferred income	**578,009**	**412,496**
Total accrued liabilities and deferred income	**2,131,588**	**1,749,273**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 Adjustments to "Accrued liabilities and deferred income"

It should be noted that no upward or downward adjustments were made to the balancing asset and liability items to which accrued liabilities and deferred income are related.

Section 10 - Guarantees and Commitments

(€ '000)

GUARANTEES AND COMMITMENTS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
10. Guarantees given	**13,687,021**	**12,268,915**
20. Commitments	**28,097,971**	**22,326,036**
Total	**41,784,992**	**34,594,951**

(€ '000)

10.1 ITEM 10 "GUARANTEES GIVEN"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Commercial guarantees	8,378,952	8,194,996
b) Financial guarantees	5,254,422	4,071,184
c) Assets pledged	53,647	2,735
Total	**13,687,021**	**12,268,915**

(€ '000)

10.2 ITEM 20 "COMMITMENTS"	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Commitments to disburse funds, usage certain	**18,713,966**	**13,507,390**
of which: - amounts available under irrevocable lines of credit	*3,946,478*	*3,737,353*
- securities to be received for transactions to be settled	*4,558,369*	*2,861,361*
- deposits and loans to be disbursed	*6,883,699*	*2,927,653*
- credit derivatives. Exposure to reference entity	-	*230,000*
- other commitments to disburse funds	*3,325,420*	*3,751,023*
b) Commitments to disburse funds, usage uncertain	**9,384,005**	**8,818,646**
of which: - commitment to Interbank Deposit Protection Fund	*135,734*	*143,019*
- credit derivatives. Exposure to reference entity	*1,088,983*	*891,704*
- other commitments to disburse funds	*8,159,288*	*7,783,923*
Total	**28,097,971**	**22,326,036**

(€ '000)

10.3 ASSETS USED TO SECURE THE GROUP'S DEBTS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Securities as collateral for bank drafts	229,723	221,262
Securities as collateral for other services	239,727	59,745
Securities connected with Repo transactions	6,626,131	10,792,835
Reserve requirements to support the Parent Company's foreign branches	84,664	27,712
Securities and other items of value pledged as collateral	1,165,470	1,266,167
Total	**8,345,715**	**12,367,721**

(€ '000)

10.4 UNUSED PORTIONS OF COMMITTED CREDIT LINES	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) central banks	4,833,089	2,373,573
b) other banks	3,397,845	279,205
Total	**8,230,934**	**2,652,778**

(€ '000)

10.5 FORWARD TRANSACTIONS

	AMOUNTS AS AT					
	31.12.2004			31.12.2003		
TRANSACTION TYPE	HEDGING	TRADING	OTHER TRANSACTIONS	HEDGING	TRADING	OTHER TRANSACTIONS
1. Trades	**41,727,186**	**37,191,763**	**-**	**37,929,708**	**31,427,279**	**-**
1.1 Securities	25,650	7,665,356	-	-	5,259,691	-
- purchases	25,650	4,532,719	-	-	2,861,361	-
- sales	-	3,132,637	-	-	2,398,330	-
1.2 Currencies	41,701,536	29,526,407	-	37,929,708	26,167,588	-
- currencies against currencies	2,222,292	3,266,840	-	4,320,449	2,433,442	-
- purchases against euro	36,213,233	14,124,658	-	31,881,818	12,433,552	-
- sales against euro	3,266,011	12,134,909	-	1,727,441	11,300,594	-
2. Deposits and loans	**-**	**5,273,571**	**3,819,404**	**-**	**2,379,953**	**3,060,829**
- to be disbursed	-	4,173,865	2,709,834	-	1,687,593	1,240,060
- to be received	-	1,099,706	1,109,570	-	692,360	1,820,769
3. Derivatives	**107,003,875**	**1,983,917,275**	**5,120,353**	**110,593,148**	**1,889,181,064**	**4,375,839**
3.1 With exchange of principal	6,522,182	38,212,297	-	4,902,605	41,365,552	356,661
a) securities*	919,252	7,132,527	-	608,233	2,250,999	356,661
- purchases	-	3,649,527	-	-	981,650	-
- sales	919,252	3,483,000	-	608,233	1,269,349	356,661
b) currencies	5,602,930	31,078,712	-	4,294,372	39,114,553	-
- currencies against currencies	2,405,081	871,386	-	4,284,372	1,171,598	-
- purchases against euro	2,451,717	13,001,008	-	10,000	17,714,743	-
- sales against euro	746,132	17,206,318	-	-	20,228,212	-
c) other items of value	-	1,058	-	-	-	-
- purchases	-	785	-	-	-	-
- sales	-	273	-	-	-	-
3.2 Without exchange of principa	100,481,693	1,945,704,978	5,120,353	105,690,543	1,847,815,512	4,019,178
a) currencies	984,378	4,253,005	190,149	209,332	3,764,098	119,826
- currencies against currencies	794,229	-	-	89,506	-	-
- purchases against euro	116,655	2,206,420	73,494	118,646	1,891,604	1,180
- sales against euro	73,494	2,046,585	116,655	1,180	1,872,494	118,646
b) other items of value** ***	99,497,315	1,941,451,973	4,930,204	105,481,211	1,844,051,414	3,899,352
- purchases	47,907,096	969,271,235	1,376,767	44,543,909	912,453,693	108,652
- sales	51,590,219	972,180,738	3,553,437	60,937,302	931,597,721	3,790,700
Total	**148,731,061**	**2,026,382,609**	**8,939,757**	**148,522,856**	**1,922,988,296**	**7,436,668**

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.

* of which:
- €211,532 thousand implicit in other financial derivatives ("Trading" column)

** of which:
- Including €918,008 thousand implicit in structured securities issued ("Other transactions" column) and €944,968 implicit in related derivatives ("Hedging" column).
- Including €692,579 thousand implicit in structured securities issued ("Other transactions" column) and the same amount implicit in related derivatives ("Hedging" column).
- €1,262,800 thousand implicit in structured securities issued ("Other transactions" column)
- €57,514 thousand implicit in structured deposit instruments other than securities and the same amount implicit in related derivatives ("Hedging" column)
- €350,154 thousand implicit in structured securities purchased ("Trading" column)
- €27,886,192 thousand implicit in other financial derivatives ("Trading" column)

*** of which: Basis Swaps €212,026,039 thousand indicated for both purchases and sales

DERIVATIVES AND FOREIGN CURRENCY FORWARD CONTRACTS - NOTIONAL PRINCIPAL

Complete information is provided in this section on derivative contracts, in accordance with the standards established jointly by the Basel Committee for Banking Supervision and the International Organisation of Securities Commissions (IOSCO).

(€ '000)

Notional principal broken down by type of contract and risk

	AMOUNTS AS AT 31.12.2004				
	INTEREST RATES	EXCH. RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Trading contracts	**1,681,695,332**	**60,368,109**	**64,791,455**	**130,545**	**1,806,985,441**
- unlisted	**1,629,273,129**	**60,349,766**	**57,221,846**	**129,487**	**1,746,974,228**
Forwards	7,588,840	25,105,870	76,516	-	32,771,226
FRAs	199,375,630	-	-	-	199,375,630
Swaps	937,623,366	6,863,999	37	58,373	944,545,775
Basis Swaps	209,633,582	-	-	-	209,633,582
Options purchased	111,522,478	14,126,438	12,829,359	10,988	138,489,263
Options sold	163,529,233	14,253,459	44,315,934	60,126	222,158,752
- listed	**52,422,203**	**18,343**	**7,569,609**	**1,058**	**60,011,213**
Forwards	-	-	-	-	-
Futures purchased	37,128,664	28	2,359,817	785	39,489,294
utures sold	12,401,478	13,015	38,604	273	12,453,370
Options purchased	2,773,561	5,300	2,210,812	-	4,989,673
Options sold	118,500	-	2,960,376	-	3,078,876
Non-trading contracts	**89,884,657**	**25,726,830**	**12,922,765**	**172,542**	**128,706,794**
- unlisted	**89,884,657**	**25,726,830**	**12,922,765**	**172,542**	**128,706,794**
Forwards	25,650	18,949,373	-	-	18,975,023
FRAs	2,163,255	-	-	-	2,163,255
Swaps	84,680,688	6,397,159	-	57,514	91,135,361
Basis Swaps	2,392,457	-	-	-	2,392,457
Options purchased	316,125	190,149	6,262,859	57,514	6,826,647
Options sold	306,482	190,149	6,659,906	57,514	7,214,051
- listed	**-**	**-**	**-**	**-**	**-**
Forwards	-	-	-	-	-
Futures purchased	-	-	-	-	-
Futures sold	-	-	-	-	-
Options purchased	-	-	-	-	-
Options sold	-	-	-	-	-
Grand total	**1,771,579,989**	**86,094,939**	**77,714,220**	**303,087**	**1,935,692,235**
of which: unlisted	*1,719,157,786*	*86,076,596*	*70,144,611*	*302,029*	*1,875,681,022*

These contracts were not eliminated from intra-group dealings, as this would have been excessively burdensome.

Currency and gold transactions having an original term of less than 15 days are not included in the statements.

(€ '000)

Unlisted contracts: notional capital, market value, potential credit equivalent (add-on)

	AMOUNTS AS AT 31.12.2004				
	INTEREST RATES	EXCH. RATES AND GOLD	STOCK PRICES & INDICES	OTHER	TOTAL
Notional principal	**1,719,157,786**	**86,076,596**	**70,144,611**	**302,029**	**1,875,681,022**
Market values					
Trading contracts					
a) positive value					
Forwards	21,370	539,854	179	-	561,403
FRAs	119,282	-	-	-	119,282
Swaps	17,367,062	295,175	-	4,270	17,666,507
Basis Swaps	4,444,973	-	-	-	4,444,973
Options	1,413,380	1,224,540	3,411,962	1,007	6,050,889
	23,366,067	**2,059,569**	**3,412,141**	**5,277**	**28,843,054**
b) negative value					
Forwards	19,252	684,996	182	-	704,430
FRAs	193,044	-	-	-	193,044
Swaps	14,917,035	211,866	-	3,740	15,132,641
Basis Swaps	3,076,945	-	-	-	3,076,945
Options	1,665,443	769,502	2,322,176	1,671	4,758,792
	19,871,719	**1,666,364**	**2,322,358**	**5,411**	**23,865,852**
Non-trading contracts					
a) positive value					
Forwards	-	376	-	-	376
FRAs	1,606	-	-	-	1,606
Swaps	907,483	39,185	-	-	946,668
Basis Swaps	33,537	-	-	-	33,537
Options	666	1,693	200,065	6,288	208,712
	943,292	**41,254**	**200,065**	**6,288**	**1,190,899**
b) negative value					
Forwards	-	801,976	-	-	801,976
FRAs	1,892	-	-	-	1,892
Swaps	1,385,422	216,858	-	4,937	1,607,217
Basis Swaps	33,026	-	-	-	33,026
Options	6,157	1,693	306,431	1,909	316,190
	1,426,497	**1,020,527**	**306,431**	**6,846**	**2,760,301**
Market values					
- positive	**24,309,359**	**2,100,823**	**3,612,206**	**11,565**	**30,033,953**
- negative	**21,298,216**	**2,686,891**	**2,628,789**	**12,257**	**26,626,153**
Potential credit equivalent (add-on)	**7,108,112**	**1,292,091**	**1,391,206**	**20,804**	**9,812,213**

(€ '000)

Notional principal of unlisted contracts by residual life

	AMOUNTS AS AT 31.12.2004			
	UP TO ONE YEAR	FROM ONE YEAR TO FIVE YEARS	OVER 5 YEARS	TOTAL
a) interest rate contracts	**439,583,448**	**1,009,058,290**	**270,516,048**	**1,719,157,786**
forwards	7,614,490	-	-	7,614,490
derivatives	431,968,958	1,009,058,290	270,516,048	1,711,543,296
of which: options purchased	*24,923,095*	*78,837,583*	*8,077,925*	*111,838,603*
b) exchange rate contracts	**69,726,846**	**14,380,023**	**1,969,727**	**86,076,596**
forwards	43,480,242	575,001	-	44,055,243
derivatives	26,246,604	13,805,022	1,969,727	42,021,353
of which: options purchased	*11,258,460*	*3,058,127*	-	*14,316,587*
c) stock price contracts	**20,504,972**	**39,893,176**	**9,746,463**	**70,144,611**
forwards	75,871	645	-	76,516
derivatives	20,429,101	39,892,531	9,746,463	70,068,095
of which: options purchased	*8,853,395*	*8,424,339*	*1,814,484*	*19,092,218*
d) other contracts	**71,165**	**230,864**	**-**	**302,029**
forwards	-	-	-	-
derivatives	71,165	230,864	-	302,029
of which: options purchased	*5,488*	*63,014*	-	*68,502*
Total	**529,886,431**	**1,063,562,353**	**282,232,238**	**1,875,681,022**

(€ '000)

Information on the credit quality of unlisted contracts

		AMOUNTS AS AT 31.12.2004							
		EXPOSURE BEFORE COLLATERAL AND GUARANTEES							weighted credit equivalent * after security
		market value		credit exposure			security		
		negative	positive	current	potential	total	collateral	guarantees	
0%	Governments, Zone A central banks	-	-	-	635	635	-	-	-
20%	Government entities, Zone A banks, Zone B Supranational banks with remaining maturity up to 1 year	21,804,601	23,382,152	23,382,152	8,071,163	31,453,315	562,365	-	6,178,345
50%	Individual customers	4,821,552	6,651,801	6,651,801	1,740,415	8,392,216	13,400	774	4,189,021
100%	Government entities, Zone B banks with remaining maturity over 1 year	-	-	-	-	-	-	-	-
Total before netting agreements		**26,626,153**	**30,033,953**	**30,033,953**	**9,812,213**	**39,846,166**	**575,765**	**774**	**10,367,366**
Total after netting agreements		**8,628,531**	**12,036,331**	**12,036,331**	**5,827,156**	**17,863,487**	**575,765**	**774**	**4,710,945**

* based on Basel Committee rules (Customers 50% - Banks 20%).

(€ '000)

Information on expired contracts and related loan losses

INFORMATION ON EXPIRED DERIVATIVE CONTRACTS	TIME SINCE EXPIRATION:	AMOUNTS AS AT 31.12.2004
Book value of expired derivatives	30-90 days	-
Book value of expired derivatives	over 90 days	-
Positive market value of expired derivatives	30-90 days	-
Positive market value of expired derivatives	over 90 days	-
Reported loan losses		-

(€ '000)

10.6 CREDIT DERIVATIVES

TRANSACTION CATEGORIES	AMOUNTS AS AT 31.12.2004	
	TRADING	OTHER TRANSACTIONS
1. Purchases of protection	**979,927**	**2,224,176**
1.1. With exchange of principal*	**979,927**	**734**
- Credit Default Swaps	979,927	734
- Credit Default Option	-	-
1.2. Without exchange of principal	**-**	**2,223,442**
- Credit Default Swaps	-	2,074,999
- Credit Default Options	-	73,416
- Credit Linked Notes	-	1,611
- Credit Spread Options	-	-
- Credit Spread Swaps	-	-
- Total rate of return swaps	-	73,416
2. Sales of protection	**1,088,983**	**-**
2.1. With exchange of principal*	**1,039,883**	**-**
- Credit Default Swaps	1,039,883	-
- Credit Default Options	-	-
2.2. Without exchange of principal	**49,100**	**-**
- Credit Default Swaps	-	-
- Credit Default Options	-	-
- Credit Linked Notes	49,100	-
- Credit Spread Options	-	-
- Credit Spread Swaps	-	-
- Total rate of return swaps	-	-
Total	**2,068,910**	**2,224,176**

* Credit derivatives requiring delivery of the "reference obligation" ("physical delivery").

Section 11 - Concentration and Distribution of Assets and Liabilities

(€ '000)

11.1 LARGE EXPOSURES	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) amount	2,640,903	3,608,827
b) number	1	2

This figure refers to the total of risk-weighted positions that constitute "large exposures" in accordance with current regulatory provisions (exposure exceeding 10% of consolidated capital for regulatory purposes).

(€ '000)

11.2 DISTRIBUTION OF LOANS TO CUSTOMERS BY MAIN CATEGORIES OF BORROWERS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Governments	2,316,426	2,168,625
b) Other public entities	3,137,819	3,091,230
c) Non-financial companies	73,228,704	70,205,523
d) Financial companies	11,091,917	7,646,296
e) Family firms	6,944,181	6,656,104
f) Other borrowers	43,719,402	36,941,459
Total	**140,438,449**	**126,709,237**

(€ '000)

11.3 DISTRIBUTION OF LOANS TO ITALIAN NON-FINANCIAL COMPANIES AND FAMILY FIRMS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Other services	16,275,284	14,310,520
b) Commercial, recovery and repair services	12,083,940	11,038,492
c) Construction and civil engineering	6,807,971	6,301,476
d) Textiles, leather and footwear, and clothing products	3,203,216	3,382,316
e) Metal products	3,147,308	3,080,209
f) Other sectors	28,144,529	29,258,411
Total	**69,662,248**	**67,371,424**

(€ '000)

Distribution of credit derivatives (guarantees received) by main counterparty categories	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Banking Book	**2,224,176**	**2,093,709**
- banks	1,795,633	1,805,691
- financial companies	281,711	288,018
- non-financial companies	146,832	-
Trading Book	**979,927**	**468,129**
- banks	690,219	287,211
- financial companies	289,708	180,918
Total	**3,204,103**	**2,561,838**

(€ '000)

11.4 DISTRIBUTION OF GUARANTEES GIVEN BY MAIN COUNTERPARTY CATEGORIES	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Governments	7,837	14,790
b) Other public entities	108,945	131,237
c) Banks	1,259,097	1,029,505
d) Non-financial companies	10,875,026	9,434,690
e) Financial companies	368,124	371,517
f) Family firms	168,496	130,792
g) Other borrowers	899,496	1,156,384
Total	**13,687,021**	**12,268,915**

(€ '000)

Distribution of credit derivatives (guarantees given) by main counterparty categories	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Banking Book	**-**	**230,000**
- banks	-	230,000
- financial companies	-	-
Trading Book	**1,088,983**	**891,704**
- banks	875,919	761,445
- financial companies	213,064	130,259
Total	**1,088,983**	**1,121,704**

(€ '000)

11.5 GEOGRAPHICAL DISTRIBUTION OF ASSETS AND LIABILITIES

		ITALY	OTHER EU COUNTRIES	OTHER COUNTRIES	TOTAL
1. ASSETS	**2004**	**144,449,576**	**44,247,530**	**18,177,936**	**206,875,042**
	2003	*131,259,602*	*32,495,303*	*25,264,179*	*189,019,084*
1.1 Loans to banks		**8,346,649**	**23,520,831**	**4,653,545**	**36,521,025**
		4,642,374	*24,065,401*	*4,075,483*	*32,783,258*
1.2 Loans to customers		**122,041,599**	**9,075,615**	**9,321,235**	**140,438,449**
		111,235,377	*2,510,420*	*12,963,440*	*126,709,237*
1.3 Securities		**14,061,328**	**11,651,084**	**4,203,156**	**29,915,568**
		15,381,851	*5,919,482*	*8,225,256*	*29,526,589*
2. LIABILITIES	**2004**	**109,856,421**	**54,900,759**	**36,409,320**	**201,166,500**
	2003	*102,110,476*	*44,494,468*	*39,110,753*	*185,715,697*
2.1 Due to banks		**11,789,020**	**13,511,025**	**12,402,088**	**37,702,133**
		13,396,991	*16,774,958*	*14,080,336*	*44,252,285*
2.2 Due to customers		**71,862,549**	**17,556,943**	**14,244,642**	**103,664,134**
		71,175,278	*3,851,718*	*22,775,815*	*97,802,811*
2.3 Securities in issue		**20,383,618**	**23,832,791**	**8,889,918**	**53,106,327**
		12,073,885	*23,867,792*	*1,356,006*	*37,297,683*
2.4 Other accounts		**5,821,234**	**-**	**872,672**	**6,693,906**
		5,464,322	*-*	*898,596*	*6,362,918*
3. GUARANTEES & COMMITMENTS	**2004**	**25,820,174**	**9,349,629**	**6,615,189**	**41,784,992**
	2003	*21,538,830*	*3,805,213*	*9,250,908*	*34,594,951*

11.6 BREAKDOWN OF ASSETS AND LIABILITIES BY MATURITY

ITEMS/REMAINING MATURITY		ON DEMAND	FIXED TERM			
			UP TO 3 MONTHS	FROM 3 MONTHS TO12 MONTHS	1 TO 5 YEARS	
					FIXED RATE	INDEXED RATE
ASSETS	**2004**	**57,793,724**	**603,903,346**	**521,884,451**	**530,411,265**	**86,412,198**
	2003	*42,690,399*	*533,784,465*	*475,721,958*	*362,442,969*	*170,686,033*
1.1 Refinanceable treasury notes	**2004**	**28,608**	**62,883**	**788,948**	**198,404**	**228,160**
	2003	*79,186*	*338,856*	*141,224*	*64,347*	*446,242*
1.2 Loans to banks	**2004**	**3,481,651**	**23,189,125**	**3,882,588**	**42,941**	**79,227**
	2003	*2,370,766*	*22,892,279*	*3,788,431*	*1,211,043*	*74,782*
1.3 Loans to customers	**2004**	**26,967,016**	**23,851,205**	**13,259,390**	**6,475,277**	**27,365,157**
	2003	*24,799,631*	*20,936,501*	*13,321,327*	*7,156,250*	*24,658,887*
1.4 Bonds and other debt securities	**2004**	**143,094**	**4,238,230**	**5,505,086**	**6,139,002**	**3,238,504**
	2003	*134,717*	*3,943,035*	*5,886,111*	*4,821,723*	*3,034,017*
Total 1.1+1.2+1.3+1.4	**2004**	**30,620,369**	**51,341,443**	**23,436,012**	**12,855,624**	**30,911,048**
	2003	*27,384,300*	*48,110,671*	*23,137,093*	*13,253,363*	*28,213,928*
1.5 "Off-balance-sheet" transactions	**2004**	**27,173,355**	**552,561,903**	**498,448,439**	**517,555,641**	**55,501,150**
	2003	*15,306,099*	*485,673,794*	*452,584,865*	*349,189,606*	*142,472,105*
LIABILITIES	**2004**	**95,727,552**	**629,365,444**	**509,986,733**	**546,299,781**	**63,368,622**
	2003	*81,097,745*	*562,167,897*	*474,168,437*	*421,870,154*	*112,825,500*
2.1 Due to banks	**2004**	**3,568,496**	**27,884,041**	**4,003,673**	**91,726**	**1,566,823**
	2003	*3,713,846*	*33,494,763*	*4,436,624*	*1,041,856*	*1,044,321*
2.2 Due to customers	**2004**	**66,710,369**	**31,212,660**	**3,496,163**	**461,052**	**776,156**
	2003	*63,025,834*	*29,942,372*	*3,182,449*	*412,356*	*669,898*
2.3 Securities in issue						
- bonds	**2004**	**79,419**	**1,135,705**	**2,989,652**	**4,418,170**	**7,756,569**
	2003	114,595	935,093	1,978,093	4,793,017	2,257,595
- certificates of deposit	**2004**	**170,063**	**19,896,790**	**5,492,406**	**88,059**	**1,713,876**
	2003	*116,640*	*22,934,753*	*2,409,289*	*123,905*	*51,221*
- other securities	**2004**	**764,728**	**25,022**	**81,068**	**36,793**	**782,217**
	2003	*788,696*	*15,965*	*7,913*	*187*	-
2.4 Subordinated debt	**2004**	-	-	**23,757**	**808,208**	**44,472**
	2003	-	-	*599,887*	*40,000*	*91,551*
Total 2.1+2.2+2.3+2.4	**2004**	**71,293,075**	**80,154,218**	**16,086,719**	**5,904,008**	**12,640,113**
	2003	*67,759,611*	*87,322,946*	*12,614,255*	*6,411,321*	*4,114,586*
2.5 "Off-balance-sheet" transactions	**2004**	**24,434,477**	**549,211,226**	**493,900,014**	**540,395,773**	**50,728,509**
	2003	*13,338,134*	*474,844,951*	*461,554,182*	*415,458,833*	*108,710,914*

Currency trades and derivative contracts in off-balance-sheet transactions were not eliminated from intra-group dealings, as this would have been excessively burdensome.

Assets and liabilities were distributed by maturity on the basis of their residual maturity. The "on demand" category also includes assets and liabilities with remaining maturity of 24 hours or less. Therefore, "on demand" loans to banks and "on demand" amounts due to banks and customers do not correspond to the amounts shown in the accounts, which take into account only the contractual nature of the position.

(€ '000)

ITEMS/REMAINING MATURITY		FIXED TERM – OVER 5 YEARS – FIXED RATE	FIXED TERM – OVER 5 YEARS – INDEXED RATE	UNSPECIFIED TERM	TOTAL
1. ASSETS	2004	134,077,915	41,512,428	9,661,178	1,985,656,505
	2003	129,225,318	34,095,202	6,731,239	1,755,377,583
1.1 Refinanceable treasury notes	2004	1,312,343	9,452	-	2,628,798
	2003	939,724	44,422	-	2,054,001
1.2 Loans to banks	2004	3,749	5,097	5,836,647	36,521,025
	2003	737	5,864	2,439,356	32,783,258
1.3 Loans to customers	2004	4,484,190	34,223,817	3,812,397	140,438,449
	2003	4,707,186	27,305,309	3,824,146	126,709,237
1.4 Bonds and other debt securities	2004	3,175,882	2,943,337	12,134	25,395,269
	2003	4,150,080	3,267,097	111,724	25,348,504
Total 1.1+1.2+1.3+1.4	2004	8,976,164	37,181,703	9,661,178	204,983,541
	2003	9,797,727	30,622,692	6,375,226	186,895,000
1.5 "Off-balance-sheet" transactions	2004	125,101,751	4,330,725	-	1,780,672,964
	2003	119,427,591	3,472,510	356,013	1,568,482,583
2. LIABILITIES	2004	125,851,029	10,257,355	830,318	1,981,686,834
	2003	95,641,675	5,759,314	494,214	1,754,024,936
2.1 Due to banks	2004	41,430	529,958	15,986	37,702,133
	2003	278,521	242,354	-	44,252,285
2.2 Due to customers	2004	29,940	187,661	790,133	103,664,134
	2003	81,033	434,498	54,371	97,802,811
2.3 Securities in issue					
- bonds	2004	4,636,363	2,939,851	582	23,956,311
	2003	453,047	213,883	94,127	10,839,450
- Certificates of deposit	2004	-	-	-	27,361,194
	2003	-	9,664	-	25,645,472
- other securities	2004	93,994	5,000	-	1,788,822
	2003	-	-	-	812,761
2.4 Subordinated debt	2004	2,308,979	3,355,860	-	6,541,276
	2003	2,357,309	3,100,827	-	6,189,574
Total 2.1+2.2+2.3+2.4	2004	7,110,706	7,018,330	806,701	201,013,870
	2003	3,169,910	4,001,226	148,498	185,542,353
2.5 "Off-balance-sheet" transactions	2004	118,740,323	3,239,025	23,617	1,780,672,964
	2003	92,471,765	1,758,088	345,716	1,568,482,583

(€ '000)

11.7 ASSETS AND LIABILITIES IN FOREIGN CURRENCY	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Assets		
1. Loans to banks	5,063,610	5,342,462
2. Loans to customers	14,283,384	12,691,231
3. Securities	8,194,032	7,875,868
4. Equity investments	135,622	148,225
5. Other accounts	778,612	540,720
	28,455,260	**26,598,506**
b) Liabilities		
1. Due to banks	11,760,045	13,659,853
2. Due to customers	20,826,346	19,691,374
3. Securities in issue	23,434,531	17,480,509
4. Other accounts	331,465	357,388
	56,352,387	**51,189,124**

Under current regulations "other accounts" under assets are made up of item 10; "other accounts" under liabilities are made up of items 40 and 110.

The following exchange rates were used for the conversion into euros of foreign currency accounts of companies consolidated on a line-by-line basis and of entries in foreign currencies of major significance in the Group's operations:

Exchange Rates as at 31 December 2004	**€1.00**
Czech Republic koruna	30.46400
Slovak Republic koruna	38.74500
Bosnian dinar	1.95583
Australian dollar	1.74590
Hong Kong dollar	10.58810
United States dollar	1.36210
Swiss franc	1.54290
Ukrainian hryvnia	7.23479
Croatian kuna	7.64906
Romanian leu	39,390.00000
Bulgarian lev	1.95590
Turkish lira	1,836,200.00000
Azerbaijan manat	6,689.27000
New Israeli sheqel	5.88456
British Pound	0.70505
Polish zloty	4.08450

The exchange rates shown above are the reference exchange rates of the euro against each individual currency.

Section 11.8 Securitisation transactions

The Group's main aim in performing securitisation transactions is to free up operating capital and/or obtain new liquidity, in order to diversify its funding sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision-making process has been developed and centralised at Parent Company level for the planning, evaluation and execution of securitisations.

The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return on Risk Adjusted Capital).

If the outcome of this first evaluation phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised and to define the transaction's structure.
Once technical feasibility has been established, the transaction is carried out.

During 2004 three new securitisation transactions were carried out within the Group; two involving UniCredit Banca d'Impresa S.p.A. known as "PMI UNO" and "PMI DUE" (PMI = SMEs) and one involving LOCAT S.p.A. known as "Locat Securitisation Vehicle 2", the details of which are given below in the sections dealing with individual Group transactions.

Existing positions in securities and deposits originating from Group and third-party securitisations (for ease of reference the "Ref." column includes the references also given in the detail pages) are also provided below:

(€ millions)

Loans and portfolio securities originating from securitisation transactions

CATEGORY	CLASS OF UNDERLYING ASSETS	TYPE OF UNDERLYING ASSET INTERNAL	REF.	THIRD PARTY	REF.	TOTAL	WRITEDOWNS	WRITE-BACKS	BOOK VALUE
SUBORDINATED DEPOSITS		**130.8**		**6.2**		**137.0**	**-1.7**	**-**	**135.3**
Junior	Other assets	46.7	(a)	-		46.7	-	-	46.7
	"	51.9	(m)	-		51.9	-	-	51.9
	"	7.3	(n)	-		7.3	-	-	7.3
	"	24.9	(p)	-		24.9	-	-	24.9
	"	-		6.2	(t)	6.2	-1.7	-	4.5
INVESTMENT SECURITIES		**112.1**		**272.8**		**384.9**	**-45.9**	**-**	**339.0**
Senior		**20.0**		**262.8**		**282.8**	**-42.0**	**-**	**240.8**
	Non-performing Loans	-		-		-	-	-	-
	Doubtful loans	-		-		-	-	-	-
	Altre attività	-		241.5	(u)	241.5	-42.0	-	199.5
	"	-		21.3	(x)	21.3	-	-	21.3
	"	20.0	(r)	-		20.0	-	-	20.0
Mezzanine		**44.6**		**-**		**44.6**	**-0.7**	**-**	**43.9**
	Non-performing Loans	39.7	(i)	-		39.7	-0.7	-	39.0
	Doubtful loans	-		-		-	-	-	-
	Other assets	4.9	(e)	-		4.9	-	-	4.9
Junior		**47.5**		**10.0**		**57.5**	**-3.2**	**-**	**54.3**
	Non-performing Loans	20.8	(l)	0.5	(v)	21.3	-	-	21.3
	Doubtful loans	-		-		-	-	-	-
	Other assets	-		9.5	(z)	9.5	-2.8	-	6.7
	"	11.6	(f)	-		11.6	-0.4	-	11.2
	"	11.7	(h)	-		11.7	-	-	11.7
	"	3.4	(o)	-		3.4	-	-	3.4
TRADING SECURITIES		**102.2**		**2,113.7**		**2,215.9**	**-**	**-**	**2,215.9**
Senior		**88.5**		**2,083.8**		**2,172.3**	**-**	**-**	**2,172.3**
	Non-performing Loans	-		570.3	(w)	570.3	-	-	570.3
	Doubtful loans	-		-		-	-	-	-
	Other assets	35.5	(b)	1,513.5	(k)	1,549.0	-	-	1,549.0
	"	0.1	(d)	-		0.1	-	-	0.1
	"	1.0	(g)	-		1.0	-	-	1.0
	"	51.9	(q)	-		51.9	-	-	51.9
Mezzanine		**13.7**		**18.5**		**32.2**	**-**	**-**	**32.2**
	Non-perf. Loans	-		-		-	-	-	-
	Doubtful loans	-		-		-	-	-	-
	Other assets	0.2	(s)	18.5	(j)	18.7	-	-	18.7
	"	13.5	(c)	-		13.5	-	-	13.5
Junior		**-**		**11.4**		**11.4**	**-**	**-**	**11.4**
	Non-performing Loans	-		-		-	-	-	-
	Doubtful loans	-		-		-	-	-	-
	Other assets	-		11.4	(y)	11.4	-	-	11.4
TOTAL		**345.1**		**2,392.7**		**2,737.8**	**-47.6**	**-**	**2,690.2**

To be specific:

GROUP ASSET SECURITISATIONS

CORDUSIO SYNTHETIC SECURITISATION

• Origin

This transaction was carried out in 2001 using €2,075 million of performing loans on the books of UniCredito Italiano, the former federated banks Credito Italiano and CariVerona (since merged into UniCredit Banca d'Impresa), and UBMC, in favour of mid-and large corporates.

• Principal features

This was a synthetic transaction (meaning that no loans were sold, and therefore remain on the books of the banks concerned) carried out by means of two Credit Default Swap contracts:

- the first, entered into with the SPV Cordusio Plc, guarantees coverage of any losses for the first € 280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to coverage (€ 233.4 million from the issuance of Credit Linked Notes by the SPV and € 46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
- the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining € 1,794.9 million.

For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

The legal maturity date of the transaction is 1 April 2012, however, in accordance with the related agreement and in consideration of current market conditions, UniCredito Italiano exercised the prepayment option effective 1 April 2005 on its own behalf and in the name of and on behalf of the other participating banks.

• Risk situation

There were no events of default or increased risk in 2004 compared to 2003.

The portfolio concerned in the transaction was monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.

Up to 31 December 2004, in co-operation with the arranger of this transaction (Euro Capital Structures Ltd. – E.C.S.), replenishments and replacements were made in the portfolio as a result of potential repayments or amortisation and the need, if any, to comply with eligibility criteria for the loans. A quarterly report was provided to the rating agencies on changes in the portfolio composition.

The monitoring described above was also intended to ensure that the transaction achieves its objective of freeing up regulatory capital.

• Portfolio status

Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2004 was as follows:

(€ millions)

HOLDINGS OF "CORDUSIO" SYNTHETIC SECURITISATION	UNICREDITO ITALIANO	UNICREDIT BANCA D'IMPRESA	UNICREDIT BANCA MEDIOCREDITO	TOTAL	REF.	PERCENT %
Senior	597.4	1.154.2	43.3	1,794.9		86.5%
Mezzanine	75.9	152.6	4.9	233.4		11.2%
Junior (first loss)*	17.3	27.5	1.9	46.7	(A)	2.3%
TOTAL	**690.6**	**1.334.3**	**50.1**	**2,075.0**		**100.0%**
	33.3%	64.3%	2.4%	100.0%		

* portion remaining for the account of individual banks, resulting in capital absorption of the same amount.

At the end of the year, the following notes remained on the books of UniCredit Banca Mobiliare S.p.A.:

(€ millions)

ISIN CODE	DESCRIPTION OF BOND	TYPE	FACE VALUE	BOOK VALUE	REF.	CLASSIF.	TRANCHE AMOUNT
XS0144051199	CORDUSIO 1 A	Senior	35.5	35.5	(B)	Performing	98.5
XS0144051512	" 1 B	Mezzanine	6.0	6.0	(C)	Performing	41.5
XS0144057121	" 1 D	Mezzanine	6.4	6.3	(C)	Performing	41.5
XS0144058442	" 1 E	Mezzanine	1.2	1.2	(C)	Performing	15.6
TOTAL			**49.1**	**49.0**			

"PMI UNO" SECURITISATION

Origin

This transaction was carried out by UniCredit Banca d'Impresa ("UBI") in the first half of 2004 using performing medium-term loans guaranteed by the Neafidi and Confidi consortia for a total amount of €231.8 million, with the aim of better matching the maturities of deposits and lending, diversifying finance sources and improving regulatory capital ratios.

Main features

This transaction was structured by ECS and UBM with the technical and legal assistance of the legal firm Allen&Overy. It entailed the block sale of loans without recourse to PMI UNO Finance S.r.l., an Italian-law vehicle set up for the purpose under Law 130/99, which has its registered office in Piazzetta Monte 1, Verona, and whose capital was provided by two Dutch-law foundations not connected with the UniCredit Group. UBI holds a call option on the interest in PMI UNO Finance, at the face value of the shares, from the two Dutch-law foundations exercisable by the 180th day following the date of liquidation of the securitisation.

The vehicle company subsequently issued five classes of asset-backed securities for a total amount of €231.8 million, details as follows:

(€ millions)

"PMI UNO" SECURITIES ISSUED	ISIN CODE IT0003653414	IT0003653422	IT0003653430	IT0003653463	IT0003653471
Amount issued	198,900,000	10,700,000	8,300,000	4,900,000	9,027,000
% of total issue	85.80%	4.62%	3.58%	2.11%	3.89%
Type of security	Senior	Senior	Senior	Mezzanine	Junior
Class	A	B	C	D	E
Listed*	Yes	Yes	Yes	Yes	No
Issuance price	100	100	100	100	128,81
Rating (F/M)**	AAA/Aaa	AA/Aa2	BBB/Baa2	BB/Ba3	Nr/Nr
Indexation	Euribor 3 m	Euribor 3 m	Euribor 3 m	Euribor 3 m	
Spread in b.p.	30	50	130	450	
Expected average life (years)	2,7	4,1	4,2	4,3	
Final maturity date***	20-lug-12	20-lug-12	20-lug-14	20-lug-14	20-lug-14
Degree of subordination		Sub A	Sub A, B	Sub A, B, C	Equity
Bond purchasers	Institutional investors			UBI	UBI

* at the Luxembourg Stock Exchange

** Rating agencies officially recognised pursuant to Banca d'Italia Circular 155 dated 18.12.1991 of the Bank of Italy

F = Fitch Ratings Ltd

M = Moody's Investors Service Ltd

Nr = *Not rated*

*** If the residual amount is less than 10%, a call option (prepayment) is provided in relation to collection activity.

The principal and interest payment schedule is sequential in relation to available funds on each payment date. Once all senior and mezzanine payments have been made according to priority, any cash surplus will be used by the issuer to remunerate junior securities quarterly. Interest payments on junior securities may however only take place if certain trigger events have not been reached in relation to the performance of the portfolio; otherwise any excess spread generated by the portfolio will be reserved for investors in senior securities.

On sale of the loans the guarantee provided by the *consortia* under the agreement in force lapsed. *Confidi* therefore jointly and solidly provided a first-demand autonomous guarantee in favour of UBI to cover full payment of all principal amounts falling due in relation to junior securities up to a maximum amount equal to 3% of the amount of the securitised portfolio. As security that all the obligations assumed by Neafidi and Confidi will be punctually and fully met, an equal amount has been pledged by them in a current account held with UBI.

UniCredito Gestione Crediti S.p.A. ("UGC") was appointed servicer of the portfolio of loans; as such it is charged with collecting the loans sold, acting as cashier, and ensuring that these tasks are performed in accordance with law and the prospectus. UGC is also corporate services provider and JP Morgan Corporate Trustee is representative of the holders of the Notes.

Since UBI is the collection account bank for this transaction, UniCredit SpA, at the request of the rating agencies, issued a guarantee in favour of PMI UNO Finance, commensurate with the forecast quarterly receipts of loan instalments, and with a duration equal to the life of the securities.

The loans were sold for €233.7 million, which was the face value of the loans plus interest accrued on sale (€1.9 million).

A breakdown of the borrowers of the securitised loans by geographical area, category and industry follows:

• Geographic distribution

All the securitised loans are to Italian resident borrowers.

(€ millions)

BREAKDOWN BY BORROWER CATEGORY (PMI UNO)	
governments	-
other government agencies	-
banks	-
non-financial companies	231.4
financial institutions	-
family firms	0.4
other operators	-
Total	**231.8**

(€ millions)

BREAKDOWN BY INDUSTRY (PMI UNO)	
construction and public works	41.0
agricultural and industrial equipment	25.3
metal products excluding automobiles and vehicles	24.3
minerals and non-metalic mineral products	22.4
textiles, leather, footwear and clothing products	22.3
other industrial products	20.3
food products, beverages and tobacco products	11.7
rubber and plastic products	11.4
electrical material and supplies	9.1
chemical products	8.2
commercial, recovery and repair services	8.1
paper, paper articles, printing products and publishing	7.3
office and data processing equipment, precision instruments, optical and similar equipment	7.3
other services available for sale	3.3
domestic transportation services	2.9
ferrous and non-ferrous minerals and metals	2.8
means of transportation	2.3
agricultural, forestry and fishing products	1.4
energy-related products	0.3
transportation services	0.1
Total	**231.8**

"PMI DUE" SECURITISATION

Origin

This transaction was carried out by UniCredit Banca d'Impresa ("UBI") in the first half of 2004 using performing medium-term loans guaranteed by the Eurofidi consortium for a total amount of €307.3 million, with the aim of better matching the maturities of deposits and lending, diversifying finance sources and improving capital ratios.

Main features

This transaction was structured by ECS and UBM with the technical and legal assistance of the legal firm Allen&Overy. It entailed the block sale of loans without recourse to PMI DUE Finance S.r.l., an Italian-law vehicle set up for the purpose under Law 130/99, which has its registered office in Piazzetta Monte 1, Verona, and whose capital was provided by two Dutch-law foundations not connected with the UniCredit Group. UBI holds a call option on the equity interest in PMI UNO Finance, at the face value of the shares, from the two Dutch-law foundations exercisable by the 180th day following the date of liquidation of the securitisation.

The vehicle company subsequently issued five classes of asset-backed securities for a total amount of €307.3 million, details as follows:

(€ millions)

"PMI DUE" SECURITIES ISSUED			ISIN CODE		
	IT0003766109	IT0003766117	IT0003766125	IT0003766133	IT0003766141
Amount issued	271,000,000	7,000,000	11,400,000	6,200,000	11,705,000
% of total issue	88.19%	2.27%	3.71%	2.02%	3.81%
Type of security	Senior	Senior	Senior	Mezzanine	Junior
Class	A	B	C	D	E
Listed*	Yes	Yes	Yes	Yes	No
Issuance price	100	100	100	100	100
Rating (F/M)**	AAA/Aaa/AAA	AA/Aa2/AA	BBB/Baa2/BBB	BB/Ba3/BB	Nr/Nr/Nr
Indexation	Euribor 3 m	Euribor 3 m	Euribor 3 m	Euribor 3 m	
Spread in b.p.	16	24	75	250	
Expected average life (years)	2,6	3,9	4,1	4,2	
Final maturity date***	20-ott-13	20-ott-13	20-ott-15	20-ott-15	20-ott-15
Degree of subordination		Sub A	Sub A, B	Sub A, B, C	Equity
Bond purchasers	Institutional investors				UBI

* at the Luxembourg Stock Exchange

** Rating agencies officially recognised pursuant to Banca d'Italia Circular 155 dated 18.12.1991

F = Fitch Ratings Ltd

M = Moody's Investors Service Ltd

Nr = Not rated

*** If the residual amount is less than 10%, a call option (prepayment) is provided in relation to collection activity.

The principal and interest payment schedule is sequential in relation to available funds on each payment date. Once all senior and mezzanine payments have been made according to priority, any cash surplus will be used by the issuer to remunerate junior securities quarterly. Interest payments on junior securities may however only take place if certain trigger events have not been reached in relation to the performance of the portfolio; otherwise any excess spread generated by the portfolio will be reserved for investors in senior securities.

On sale of the loans the guarantee provided by the consortium under the agreement in force lapsed. Eurofidi provided a first-demand autonomous guarantee in favour of UBI to cover full payment of all principal amounts falling due in relation to junior securities up to a maximum amount equal to 3.5% of the amount of the securitised portfolio. As security that all the obligations assumed by Eurofidi will be punctually and fully met, an equal amount has been pledged by it in a current account held with UBI

UniCredito Gestione Crediti S.p.A. ("UGC") was appointed servicer of the portfolio of loans; as such it is charged with collecting the loans sold, acting as cashier and payor, and ensuring that these tasks are performed in accordance with law and the prospectus. UGC is also corporate services provider and JP Morgan Corporate Trustee is representative of the holders of the securities.

Since UBI is the collection account bank for this transaction, UniCredit SpA, at the request of the rating agencies, issued a guarantee in favour of PMI DUE Finance, commensurate with the forecast quarterly receipts of loan instalments, and with a duration equal to the life of the securities.

The loans were sold for €308.7 million, which was the face value of the loans plus interest accrued on sale (€1.4 million).

A breakdown of the borrowers of the securitised loans by geographical area, category and industry follows:

- **Geographic distribution**

All securitised loans were to Italian resident borrowers.

(€ million)

BREAKDOWN BY BORROWER CATEGORY (PMI DUE)	
governments	-
other government agencies	-
banks	-
non-financial companies	307.3
financial companies	-
family firms	-
other operators	-
Total	**307.3**

(€ million)

BREAKDOWN BY INDUSTRY (PMI DUE)	
construction and public works	26.2
agricultural and industrial equipment	26.5
metal products excluding automobiles and vehicles	33.2
minerals and non-metallic mineral products	7.1
textiles, leather, footwear and clothing products	9.8
other industrial products	17.2
food products, beverages and tobacco products	18.1
rubber and plastic products	10.6
electrical materials and supplies	11.0
chemical products	5.9
commercial, recovery and repair services	97.1
paper, paper articles, printing products and publishing	7.3
office and data processing equipment, precision instruments, optical and similar equipment	2.9
other services available for sale	12.7
domestic transportation services	2.3
ferrous and non-ferrous minerals and metals	6.5
means of transportation	7.1
agricultural, forestry and fishing products	1.1
energy-related products	1.2
transportation services	2.8
services of hotels and public commercial concerns	0.6
sea and air transportation services	0.1
Total	**307.3**

As at 31 December 2004 the following securities arising from the PMI Uno and PMI Due securitisations remained on the books of UBI and UBM respectively.

(€ million)

ISIN CODE	BOND DESCRIPTION	TYPE	ON BOOKS AT:	PORTFOLIO	FACE VALUE	BOOK VALUE	REF.	WRITEDOWNS/ WRITE-BACKS	BOOK VALUE	TRANCHE AMOUNT
IT0003653414	PMI Uno Finance Cl. A	Senior	U.B.M.	Trading securities	0.1	0.1	(d)	-	0.1	198.9
IT0003653463	PMI Uno Finance Cl. D	Mezzanine	U.B.I.	Investment securities	4.9	4.9	(e)	-	4.9	4.9
IT0003653471	PMI Uno Finance Cl. E	Junior	U.B.I.	Investment securities	9.0	11.6	(f)	-0.4 *	11.2 **	9.0
IT0003766109	PMI Due Finance Cl. A	Senior	U.B.M.	Trading securities	1.0	1.0	(g)	-	1.0	271.0
IT0003766141	PMI Due Finance Cl. E	Junior	U.B.I.	Investment securities	11.7	11.7	(h)	-	11.7 ***	11.7
Total					**26.7**	**29.3**		**-0.4**	**28.9**	

* net issuance premium/discount apportioned as applicable to the profit and loss account (interest-related charges)

** The amount of the securitised assets (i.e., the net value of outstanding loans) underlying the junior notes is €231.5 million.

*** The amount of the securitised assets (i.e., the net value of outstanding loans) underlying the junior notes is €307.3 million.

"QUERCIA FUNDING" SECURITISATION

• Origin

This transaction was performed in 2001 by Cariverona (absorbed in July 2002 by UniCredito Italiano) and Mediovenezie, which in April 2002 changed its name to UniCredito Gestione Crediti (UGC Banca S.p.A.).

• Main features

- Mortgage loans and unsecured loans (classified as non-performing and held separately by the above two banks) were used;

- Bonds were issued for a total of €217.4 million with a maturity date of 1 August 2015, divided as follows: €111.7 million Class A (repaid at par in 2003), €39.5 million Class B (repaid at par in 2004), €26.0 million Class C (€5.7 million repaid at par in 2004), €19.4 million Class D and €20.8 million Class E (unrated subordinated portion).

  All of the Class E subordinated bonds were purchased by Cariverona and, following the referenced merger, were absorbed into UniCredito Italiano; in January 2003 they were sold by the Parent Company to UniCredit Banca d'Impresa at face value and were included by the latter in its investment portfolio.

  All bonds in Classes B, C and D (for a total of €84.9 million) were purchased by Cariverona Ireland PLC, which sold them to UniCredito Italiano Ireland Plc in 2003.

- Title in the Interest Rate Cap contract, which provides the vehicle company with an interest rate risk hedge on the Class A, B, and C bonds, was transferred to UniCredit Banca Mobiliare SpA (UBM).

• Risk situation

Collection operations related to the portfolio of securitised loans, which were entrusted to UGC Banca SpA, were consistent at year-end with full recovery of the principal invested and, in some cases, repayments were occurring faster than projected by the servicer and reported in the offering circular at the launch of the transaction.
Given this performance, we believe it is likely that the return on the subordinated class at maturity will be in line with the returns reported for rated tranches.

During 2004 and in January 2005, Fitch and Standard & Poor's rating agencies upgraded the rating of Class "C" and "D" notes (Class C: from BBB/BBB to AA/AAA, Class D: from BB/BB to A/AAA) in view of the favourable repayment record on the securitised credits.

• Portfolio status

(€ million)

ISIN CODE	BOND DESCRIPTION	TYPE	ON BOOKS AT:	PORTFOLIO	FACE VALUE	REF.	WRITEDOWNS/WRITE-BACKS PREVIOUS PERIODS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE	TRANCHE AMOUNT
XS0140095158	Quercia C	Mezzanine	UCI-Ireland	Investment securities	20.3	(i)	-0.2 *	-	20.1	20.3
XS0140095406	Quercia D	Mezzanine	UCI-Ireland	Investment securities	19.4	(i)	-0.5 *	-	18.9	19.4
IT0003382451	Quercia E	Junior	UniCredit Banca d'Impresa	Investment securities	20.8	(l)	-	-	20.8	20.8
Total					**60.5**		**-0.7**	**-**	**59.8**	

* trading spread resulting from the transfer of bonds at market prices

The amount of securitised assets (represented by the net value of existing loans) underlying the junior bond totalled €76.3 million.

LOCAT SECURITISATION

In previous periods Locat initiated a substantial securitisation programme pursuant to Law 130/99 for performing credits arising under leases. The goal is to achieve greater matching between funding and loan maturities, diversify funding sources, and improve regulatory capital ratios.

In this context, in 2001 two separate transactions were carried out. Asset sales totalled €549 million and € 1,707 million, respectively. In 2004 a new transaction entailing the sale of assets worth €2,525 million was concluded.

Pursuant to and in accordance with Law 130/99, for all transactions LOCAT acts as servicer of the portfolios sold, continues to collect loan payments and administer the contracts, and receives compensation based on the amounts collected during the reference period.

Information on individual Locat securitisations

1) Purchaser: Absolute Funding S.r.l.

KEY TRANSACTION INFORMATION	
Originator:	Locat S.p.A.
Issuer:	Absolute Funding S.r.l.
Servicer:	Locat S.p.A.
Closing date:	25-mag-01
Nature of portfolio sold	performing financial loans resulting from leases for capital assets
Legal nature of sale:	Without recourse
Amount of securitised assets	Euro 549,002,986
Sale price	Euro 400,000,000 (72.9%) at the closing of the transaction
	Euro 96,700,000 (17.6%) at the end of the revolving period
	(in year 3)*
	Euro 52,302,986 (9.5%) credit enhancement**
Amount of bonds issued:	Euro 400,000,000 (AAA)
End of revolving period	15 June 2004
Purchaser of bonds issued	European Investment Bank (EIB)
Bond maturity date:	June 2004
Arranger:	Euro Capital Structures Ltd

* "deferred purchase price" (DPP): with the same degree of subordination of the bonds issued (AAA) unless certain events occur; does not constitute "credit enhancement." Quarterly interest accrues on this bond (3-month Euribor + 0.30%)

** "additional compensation": with higher degree of subordination than the bonds and the DPP. Paid quarterly based on portfolio performance.

As at 31/12/2004 "credit enhancement" loans totalled €51.9 million - Ref. (m)

• Total amount of securitised assets

(€ million)

SECURITISED ASSETS SOLD	TOTAL LOANS SOLD	OF WHICH: PRINCIPAL (A)	INTEREST ACCRUED AT SALE DATE (B)	INTEREST ACCRUED SUBSEQUENTLY	SALE PRICE (A+B)
Loans arising under leases - Capital assets					
- Initial sale	606.5	547.2	1.8	57.5	549.0
- Sales in 2001	145.6	124.4	0.5	20.7	124.9
- Sales in 2002	276.5	243.0	0.7	32.8	243.7
- Sales in 2003	288.6	256.1	0.6	31.9	256.7
- Sales in 2004	154.1	136.3	0.2	17.6	136.5
TOTAL SALES	**1,471.3**	**1,307.0**	**3.8**	**160.5**	**1,310.8**

• Status of securitised assets outstanding at the end of the period (net of interest applicable to future periods)

(€ million)

	FACE VALUE 2004	FACE VALUE 2003	WRITEDOWNS 2004	WRITEDOWNS 2003	BOOK VALUE 2004	BOOK VALUE 2003
A. Bad and doubtful debts	14.6	13.5	10.3	7.9	4.3	5.6
A.1 *Non-performing loans*	*13.9*	*10.8*	*10.1*	*6.3*	*3.8*	*4.5*
A.2 *Doubtful loans*	*0.7*	*2.7*	*0.2*	*1.6*	*0.5*	*1.1*
B. Performing loans	404.9	530.4	-	0.2	404.9	530.2
Total loans sold	**419.5**	**543.9**	**10.3**	**8.1**	**409.2**	**535.8**

• Geographical distribution of securitised assets

All securitised asset counterparties were residents of Italy.

• Distribution of securitised assets

(€ million)

DISTRIBUTION BY BORROWER CATEGORY	2004	2003
Local governments	0.2	0.1
Other financial intermediaries	0.1	-
Financial assistants	0.1	-
Associations of non-financial companies	0.4	0.4
Government companies	0.3	-
Non-financial artisan companies	57.8	76.4
Other non-financial companies	33.8	45.9
Non-profit institutions assisting households	0.3	0.2
Private companies	300.5	382.9
Households	0.3	0.4
Family firms	25.7	37.6
Total	**419.5**	**543.9**

• Distribution by remaining maturity

(€ million)

	MATURED LOANS		MATURING PRINCIPAL AMOUNT	
	2004	2003	2004	2003
Up to three months	-	-	52.5	63.6
Three months to one year	-	-	129.3	168.4
One year to five years	-	-	220.2	296.8
Over five years	-	-	-	-
Unspecified term	17.5	15.1	-	-
Total	**17.5**	**15.1**	**402.0**	**528.8**

2) Purchaser: Locat Securitisation Vehicle S.r.l.

KEY TRANSACTION INFORMATION	
Originator:	Locat S.p.A.
Issuer:	Locat Securitisation Vehicle S.r.l.
Servicer:	Locat S.p.A.
Closing date:	28 November 2001
Nature of portfolio sold:	performing financial loans resulting from leases for automobiles, capital assets and properties
Legal nature of sale:	Without recourse
Amount of securitised assets	Euro 1,707,105,053
Sale price:	Euro 1,691,400,000 (99.08%) on the bond issuance date
	Euro 15,705,053 (0.92%) credit enhancement*
Amount of securitised assets:	Euro 800,000,000 (AAA/Aaa) - repayable starting 12 Mar 04 (option exercised)
	Euro 800,000,000 (AAA/Aaa) - repayable starting 12 Mar 07
	Euro 44,000,000 (A/A2) - repayable starting 12 Mar 04 (option exercised)
	Euro 44,000,000 (A/A2) - repayable starting 12 Mar 07
	Euro 3,400,000 (n.r.) - credit enhancement**
End of revolving period:	12 March 2007
Purchaser of senior and mezzanine bonds	Institutional investors
Purchaser of junior bonds:	Locat S.p.A.
Bond maturity date:	June 2017
Arrangers:	BNP PARIBAS, Euro Capital Structures Ltd, Finanziaria Internazionale S.p.A., Unicredit Banca Mobiliare S.p.A.

* "deferred purchase price" (DDP): with the same degree of subordination following mezzanine bonds (A/A2), on which quarterly interest accrues (3-month Euribor + 0.20%)

** "junior" bond - Ref. (h) : with higher degree of subordination than DPP; quarterly interest (3-month Euribor +1.50%) accrues on these bonds

As at 31/12/2004, "credit enhancement" totalled € 7.3 million - Ref. (n) + 3.4 million for the "junior" bond - Ref. (o)
Total amount of securitised assets underlying the junior bond was € 836.1 million

• Total amount of securitised assets

(€ million)

SECURITISED ASSETS SOLD	LOANS SOLD	OF WHICH: PRINCIPAL (A)	INTEREST ACCRUED AT SALE DATE (B)	INTEREST ACCRUED SUBSEQUENTLY	SALE PRICE (A+B)
Initial sales					
Loans arising under leases:					
- Automobiles	580.7	515.8	1.5	63.4	517.3
- Capital assets	753.0	676.8	0.8	75.4	677.6
- Commercial and industrial properties	650.7	511.4	0.8	138.5	512.2
Total	**1,984.4**	**1,704.0**	**3.1**	**277.3**	**1,707.1**
Additional (revolving) sales					
Sales in 2002	848.0	647.5	0.9	199.6	648.4
Sales in 2003	806.9	665.3	0.9	140.7	666.2
Sales in 2004:	447.0	388.5	0.3	58.2	388.8
- Automobile	74.2	67.3	0.1	6.8	67.4
- Capital assets	166.9	151.2	0.1	15.5	151.3
- Commercial and industrial properties	205.9	170.0	0.1	35.9	170.1
Total additional sales	**2,101.9**	**1,701.3**	**2.1**	**398.5**	**1,703.4**
TOTAL SALES	**4,086.3**	**3,405.3**	**5.2**	**675.8**	**3,410.5**

• Status of securitised assets at end of period (excluding interest for future periods)

(€ million)

	FACE VALUE		WRITEDOWNS		BOOK VALUE	
	2004	2003	2004	2003	2004	2003
A. Bad and doubtful debts	9.2	9.5	4.8	3.2	4.4	6.3
A.1 *Non-performing loans*	*8.2*	*6.4*	*4.4*	*2.5*	*3.8*	*3.9*
A.2 *Doubtful loans*	*1.0*	*3.1*	*0.4*	*0.7*	*0.6*	*2.4*
B. Performing loans	841.4	1,673.6	13.2	15.8	828.2	1,657.8
Total loans sold	**850.6**	**1,683.1**	**18.0**	**19.0**	**832.6**	**1,664.1**

• Geographical distribution of securitised assets

All securitised asset counterparties were residents of Italy.

• Distribution of securitised assets by economic sector

(€ million)

DISTRIBUTION BY BORROWER CATEGORY	2004	2003
Other financial intermediaries	2.3	10.8
Financial assistants	2.0	1.9
Associations of non-financial companies	0.4	0.9
Non-financial artisan companies	90.0	197.4
Other non-financial companies	96.0	156.1
Private companies	596.8	1,184.4
Households	1.4	2.2
Family firms	61.6	129.4
Non-financial companies	0.1	-
Total	**850.6**	**1,683.1**

(€ million)

			MATURING LOANS			
	MATURED LOANS		PRINCIPAL		OTHER*	
BREAKDOWN OF LOANS BY RESIDUAL LIFE	2004	2003	2004	2003	2004	2003
Up to three months	-	-	161.4	341.1	-	-
Three months to one year	-	-	510.5	923.1	-	-
One year to five years	-	-	97.7	260.3	-	-
Over five years	6.7	3.9	-	-	-	-
Total	**6.7**	**3.9**	**835.3**	**1,661.4**	**8.6**	**17.8**

* largely VAT and collection expenses.

3) Purchaser: Locat Securitisation Vehicle 2 S.r.l.

KEY TRANSACTION INFORMATION	
Originator:	Locat S.p.A.
Issuer:	Locat Securitisation Vehicle 2 S.r.l.
Servicer:	Locat S.p.A.
Closing date:	29 September 2004
Nature of portfolio sold:	performing financial loans resulting from leases for automobiles (20%), capital assets (12%) and properties
Legal nature of sale	Without recourse
Amount of securitised assets:	Euro 2,525,254,058.38
Sale price:	Euro 2,500,000,000 on the bond issuance date
	Euro 25,254,058.38 deferred payment (credit enhancement)*
Amount of bonds issued:	Euro 2,374,000,000 (Aaa/AAA) Class A
	Euro 126,000,000 (A2/A) Class B
End of revolving period:	June 2006
Purchaser of senior and mezzanine bonds:	Institutional investors
Purchaser of senior bonds:	Locat S.p.A.
Bond maturity date:	December 2024
Call option	Option to repurchase the loans sold when the loan balance falls below 10% of the amount of the securitised assets
Arrangers:	Euro Capital Structures Ltd

* "deferred purchase price" (DDP): with the same degree of subordination to mezzanine bonds (A2/A), on which quarterly interest accrues (3-month Euribor + 0.50%)

The value of "credit enhancement" at 31/12/2004 was €24.9 million - Rif. (p)

• Total amount of securitised assets

(€ million)

SECURITISED ASSETS SOLD	TOTAL LOANS SOLD	OF WHICH: PRINCIPAL (A)	INTEREST ACCRUED AT SALE DATE (B)	INTEREST ACCRUED SUBSEQUENTLY	SALE PRICE (A+B)
Initial sales					
Loans arising under leases:					
- Automobiles	553.5	503.0	2.1	48.5	505.1
- Capital assets	329.4	301.5	1.5	26.4	303.0
- Commercial and industrial properties	2,185.5	1,708.6	8.5	468.3	1,717.1
Total	**3,068.4**	**2,513.1**	**12.1**	**543.2**	**2,525.2**
Additional (revolving) sales					
Sales in 2004:	159.9	126.3	-	33.6	126.3
- Automobiles	0.5	0.4	-	0.1	0.4
- Capital assets	0.3	0.3	-	-	0.3
- Commercial and industrial properties	159.1	125.6	-	33.5	125.6
Total additional sales	**159.9**	**126.3**	**-**	**33.6**	**126.3**
TOTAL SALES	**3,228.3**	**2,639.4**	**12.1**	**576.8**	**2,651.5**

• Status of securitised assets at end of period
(excluding interest for future periods)

(€ million)

	FACE VALUE		WRITEDOWNS		BOOK VALUE	
	2004	2003	2004	2003	2004	2003
A. Bad and doubtful debts	0.4	-	0.1	-	0.3	-
A.1 *Non-performing loans*	*0.4*	-	*0.1*	-	*0.3*	-
A.2 *Doubtful loans*	-	-	-	-	-	-
B. Performing loans	2,479.3	-	14.8	-	2,464.5	-
Total loans sold	**2,479.7**	**-**	**14.9**	**-**	**2,464.8**	**-**

• Geographical distribution of securitised assets
All securitised asset counterparties were residents of Italy.

(€ million)

DISTRIBUTION BY BORROWER CATEGORY	2004	2003
Other financial intermediaries	15.5	-
Other monetary financial institutions: banks	0.1	-
Financial ancillary companies	6.3	-
Associations of non-financial companies	1.0	-
Non-financial artisan firms	255.5	-
Other non-financial firms	267.3	-
Private companies	1,732.8	-
Insurance companies and pension funds	-	-
Households	2.3	-
Family firms	198.9	-
Total	**2,479.7**	**-**

(€ million)

			MATURING LOANS			
	MATURED LOANS		PRINCIPAL		OTHER*	
BREAKDOWN OF LOANS BY RESIDUAL LIFE	2004	2003	2004	2003	2004	2003
Up to three months	-	-	150.1	-	15.2	-
Three months to one year	-	-	434.0	-	-	-
One year to five years	-	-	1,334.0	-	-	-
Over five years	-	-	545.8	-	-	-
Unspecified term	0.6	-	-	-	-	-
Total	**0.6**	**-**	**2,463.9**	**-**	**15.2**	**-**

* largely VAT and collection expenses.

Risk-weighted assets of the three Locat securitisation transactions

(€ million)

	2004	2003
Absolute Funding S.r.L.	408.1	533.4
Locat Securitsation Vehicle 1 S.r.L.	729.0	1,506.5
Locat Securitisation Vehicle 2 S.r.L.	1.906.5	-
	3,043.6	**2,039.9**

In addition, at the end of the period, the following securities remained on the books:

(€ million)

ISIN CODE	BOND DESCRIPTION	TYPE	ON BOOKS AT:	PORTFOLIO	FACE VALUE	BOOK VALUE	REF.	CLASSIF.	TRANCHE AMOUNT
IT0003188312	Locat Securitisation Vehicle 1 - Cl. A 2	Senior	UniCredit	Trading securities	6.5	6.5	(q)	Performing loans	800.0
			UBM	Trading securities	11.0	11.0	(q)	Performing loans	
IT0003733083	Locat Securitisation Vehicle 2 - Cl. A	Senior	UniCredit	Trading securities	25.8	25.8	(q)	Performing loans	2,374.0
			UCI Ireland	Trading securities	8.6	8.6	(q)	Performing loans	
				Investment securities	20.0	20.0	(r)	Performing loans	
IT0003733091	Locat Securitisation Vehicle 2 - Cl. B	Mezzanine	UBM	Trading securities	0.2	0.2	(s)	Performing loans	126.0
				Total	**72.1**	**72.1**			

THIRD PARTY SECURITISATION TRANSACTIONS

"COLOMBO", "DIOCLEZIANO" AND "AUGUSTO" TRANSACTIONS

- Stake held by UniCredito Italiano in each SPV: 5%

- Origin:

Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. - Fonspa, and related to the plan to dispose of the investment in that entity.

- Principal features:

Colombo

- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredito Italiano (the remaining loans sold by Fonspa were sold to the Diocleziano SPV - see below);
- bonds issued totalled € 394.5 million, with a maturity of 28 August 2026, and were all placed in the market;
- to support any liquidity needs and expenses related to the transaction, UniCredit underwrote a limited-recourse subordinated loan of €7.3 million issued by the SPV, which was repaid at par in 2004 as to €1.1 million.

Diocleziano

- used loans sold by Colombo (see above) outstanding to the SPV as at 30 November 2001 of € 775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);

- bonds issued totalled €732.7 million, with a maturity of 31 August 2037; €366.4 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, €21.9 million were Class A1 (repaid at par in May 2002), and €344.5 million were Class A2 (€122.0 million repaid at par in 2003 and in 2004 as to € 46.5 million);

Augusto

- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled €275.0 million, with a maturity of 31 August 2037; €137.5 million were purchased privately by UniCredito Italiano and recorded in the investment securities portfolio. Of this amount, €11.6 million were Class A1 1st Issue (repaid at par in May 2002), and €84.3 million were Class A2 1st Issue (€24.9 million repaid at par in 2003 and €14.8 million in 2004) and €41.6 million were Class A1 2nd Issue (€14.3 million repaid at par in 2003 and €6.4 million in 2004);

• Risk situation:

Colombo

There has been no increase in risk since the last period.

Diocleziano e Augusto

With regard to asset monitoring and risk containment, the loan positions of both companies that carry a higher degree of risk continue to be managed by UniCredito Gestione Crediti SpA.

Also, the writedowns applied to the bonds purchased are considered to be adequate in relation to the risk of the underlying loan portfolios.

• Position of subordinated loans and securities held:

(€ million)

ISIN CODE	TRANSACTION	DESCRIPTION	TYPE	PORTFOLIO	FACE VALUE	REF.	WRITEDOWNS/WRITE-BACKS IN PREVIOUS PERIODS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE
- -	COLOMBO	Limited-recourse subordinated bond	Junior	Deposits	6.2	(t)	-1.7	-	4.5
IT0003224083	DIOCLEZIANO	Diocleziano A2 bond	Senior	Investment securities	176.0	(u)	-34.9	-	141.1
IT0003224232	AUGUSTO	Augusto 1 A2 - 1st issue bond	Senior	Investment securities	44.6	(u)	-3.6	-	41.0
IT0003224273	AUGUSTO	Augusto 1 A2 - 2nd issue bond	Senior	Investment securities	20.9	(u)	-3.5	-	17.4
					247.7		**-43.7**	**-**	**204.0**

* Net of "pool factor" repayments.

OTHER THIRD PARTY SECURITISATION TRANSACTIONS

As at 31 December 2004 the Group had the following positions in third-party securitisation transactions:

Investment securities

(€ million)

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	TRANCHE RATING (M/S&P F)*
IT0003397475	Breakeven Class B Asset Backed Notes	29-11-2017	JUNIOR	Banca UCB SpA	Breakeven SrL	nr/nr/nr
XS0126522084	Harbourmaster CLO 1 - M2	30-04-2013	JUNIOR	Harbourmaster Loan Co.	Harbourmaster CLO 1 Ltd	nr/nr/nr
XS0126520203	Harbourmaster CLO 1- A	30-04-2013	SENIOR	Harbourmaster Loan Co.	Harbourmaster CLO 1 Ltd	nr/nr/AAA
XS0122397853	Vintage Capital FRN - A	20-12-2010	SENIOR	Bank of America	Vintage Capital S.A.	AAA/nr/nr

* Rating agencies officially recognised pursuant to Banca d'Italia Circular 155 dated 18/12/1991:
M = Moody's Invertors Service, S&P = Standard & Poor's, F = Fitch-IBCA Investors Service, Nr = Not Rated

- Total amount of securitised assets underlying junior bonds and classification categories:

(€ million)

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	REF.	WRITEDOWNS/WRITE-BACKS IN PREVIOUS PERIODS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE	CLASSIFICATION	AMOUNT OF UNDERLYING SECURITISED ASSETS
IT0003397475	Breakeven Class B - Asset Backed Notes	UGC Banca	0.5	(v)	-	-	0.5	non-performing	0.6
XS0126522084	Harbourmaster CLO 1-M2	UniCredito Italiano SpA London Branch	9.5	(z)	-2.3	-0.5	6.7	performing	116.3
		Total	**10.0**		**-2.3**	**-0.5**	**7.2**		

- Breakdown of Senior and Mezzanine bonds by type and classification:

(€ million)

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	REF.	WRITEDOWNS/WRITE-BACKS IN PREVIOUS PERIODS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE	CLASSIF.
Senior bonds								
XS0126520203	Harbourmaster CLO 1- A	UCI Ireland	20.0	(x)	-	-	20.0	Performing
XS0122397853	Vintage Capital FRN - A	UCI Ireland	1.3	(x)	-	-	1.3	Performing
		Total Senior	**21.3**		**-**	**-**	**21.3**	

Trading securities

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	TRANCHE RATING (M/S&P F)*
IT0003755623	ABF FINANCE Cl. A	21-11-2019	SENIOR	ABF LEASING	ABF Finance Srl	- /AAA/AAA
IT0003119325	AGRISECURITIES Cl. A	8-09-2010	SENIOR	BANCA AGRILEASING	Banca Agrileasing Spa	nr/AAA/AAA
XS0137443437	ABSOLUTE FUNDING Cl. A	1-10-2010	SENIOR	FIAT GROUP - FIAT BANK	Absolute Funding Srl	Aaa/AAA/nr
XS0193710182	ASSET BACKED Cl.A	1-07-2013	SENIOR	FIAT SAVA Spa	Asset Backed European Sec.Trans	Aaa/AAA/AAA
FR0000480030	AUTO ABS	25-10-2012	SENIOR	BANQUE DIN-PSA FRANCE	Auto ABS Compartment	Aaa/AAA
ES0370139000	AYT GEN Cl. A	15-12-2034	SENIOR	BARCLAYS BANK	AYT Genova B. Hipotecario	Aaa/AAA/AAA
XS0201376737	BANK OF IRELAND MORTGA.	22-09-2009	SENIOR	Bank of Ireland Mortgage	Bank of Ireland Mortgage	Aaa/AAA/AAA
IT0003247480	BERICA 2 Cl. A1	25-02-2032	SENIOR	BANCA POPOLARE DI VICENZA	Berica 2 mbs sRL	- /AAA/AAA
XS0132407791	BPM SECURITISATION - Cl. A	15-01-2033	SENIOR	BANCA POPOLARE DI MILANO	Banca Pop. Di Milano Securitisation	Aaa/AAA/AAA
XS0156266586	CARS ALLIANCE FUND.Cl. A1	25-10-2017	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
XS0177601142	CARS ALLIANCE FUND.Cl. A1	8-01-2021	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
ES0338300009	CONSUMO SANTANDER Cl. A	15-11-2012	SENIOR	SANTANDER	Consumo Santander Central Hispano Issuance Ltd	Aaa/AAA/AAA
IT0003469019	C.P.G. Cl. A2	28-04-2022	SENIOR	ACEA	CPG Soc. di Cartolarizzazione Srl	(#)
IT0003396493	CREDIFARMA Tr. A	31-10-2012	SENIOR	CREDIFARMA	Credifarma Finance Srl	Aaa/AAA/AAA
IT0003396501	CREDIFARMA Tr. B	31-10-2012	MEZZANINE	CREDIFARMA	Credifarma Finance Srl	Aaa/AAA/AAA
XS0185355640	DELPHINUS SERIE 1 Cl A	25-01-2091	SENIOR	ASR BANK	Delphinus BV	Aaa/AAA/AAA
IT0003315832	F E BLUE Cl. A	30-10-2018	SENIOR	FIN-ECO LEASING	F E Blue Srl	Aaa/AAA/AAA
IT0003675763	F E GREEN Cl. A	30-10-2018	SENIOR	FIN-ECO LEASING	F E Green Srl	Aaa/AAA/AAA
IT0003575039	FE MORTGAGE Cl. A1	15-12-2043	SENIOR	BANCA FIN-ECO	FE Mortgage Srl	Aaa/AAA/AAA
XS0133255884	FIAT 2 Cl. A	1-07-2010	SENIOR	FIAT SAVA	FIAT Spa	Aaa/AAA/AAA
IT0003270573	GIOTTO FIN Cl. A	20-04-2020	SENIOR	BANCA ANTONIANA POPOLARE VENETA	Giotto Finance	Aaa/AAA/AAA
IT0003425961	GIOTTO FIN. Cl. A	20-10-2027	SENIOR	BANCA ANTONIANA POPOLARE VENETA	Giotto Finance	Aaa/AAA/ -
XS0138876320	HARBOURMASTER CLO 2 - M1	15-12-2013	JUNIOR	HARBOURMASTER LOAN CO.	Harbourmaster CLO 2 Ltd	nr/nr/nr
XS0138865125	HARBOURMASTER CLO2 - B1	15-12-2013	MEZZANINE	HARBOURMASTER LOAN Corp.	Harbourmaster CLO2 Ltd	nr/nr/A
XS0126520203	HARBOURMASTER CLO1 - A	30-04-2013	SENIOR	HARBOURMASTER LOAN Corp.	Harbourmaster CLO1 Ltd	
IT0003623516	INTESA LEASE Cl. A1	30-12-2015	SENIOR	INTESA LEASING	Intesa Leasing	Aaa/AAA/ -
IT0003623532	INTESA LEASE Cl. A3	30-12-2015	SENIOR	INTESA LEASING	Intesa Leasing	Aaa/AAA/AAA
IT0003428619	INTESA SEC. Cl. A2	28-08-2023	SENIOR	BANCA INTESA	Intesa bci Sec2 Srl	Aaa/AAA/AAA
IT0003490213	LOMBARDA LEASE Cl.A2	30-10-2015	SENIOR	SBS LEASING Spa	Lombarda Lease Finance 1 Srl	Aaa/AAA/ -
IT0003633077	MECENATE LEASING Cl.A1	22-07-2016	SENIOR	ETRURIA LEASING	Mecenate Leasing Srl	- /AAA/AAA
IT0003633101	MECENATE LEASING Cl.A2	22-07-2016	SENIOR	ETRURIA LEASING	Mecenate Leasing Srl	- /AAA/AAA
IT0003396865	MERCANTILE Cl.A	28-10-2016	SENIOR	MERCANTILE LEASING Spa	Mercantile Finance Srl	- /AAA/AAA
XS0190179746	SAGRES Cl. A1	25-03-2008	SENIOR	VARI ENTI PUBB. PORTOGHESI	Sagres - Soc.de Titularizacao de Creditos SA	Aaa/AAA/AAA
XS0190180678	SAGRES Cl. A2	25-03-2011	SENIOR	VARI ENTI PUBB. PORTOGHESI	Sagres - Soc.de Titularizacao de Creditos SA	Aaa/AAA/AAA
ES0309363002	SANTANDER	23-12-2012	SENIOR	SANTANDER	Santander Central Hispano Issuance Ltd	Aaa/AAA/AAA
IT0003341762	SCCI SERIE 5	31-07-2010	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003749352	SCCI SERIE 5 Cl. A	31-07-2010	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA

(Trading securities continued)

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	TRANCHE RATING (M/S&P F)*
IT0003341770	SCCI SERIE 6	31-07-2007	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003505440	SCCI SERIE 7	31-07-2015	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003749360	SCCI SERIE 8	31-07-2016	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/nr/AAA
IT0003566665	SCIC 1 Cl. A2	21-12-2008	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003566681	SCIC 1 Cl. A3	21-12-2010	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003731418	SCIC 2 Cl. A1	22-09-2008	SENIOR	REPUBBLICA ITALIANA (MAP; MIUR)	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003731426	SCIC Cl. A2	22-09-2023	SENIOR	REPUBBLICA ITALIANA (MAP; MIUR)	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003566699	SCIC Cl. A4	21-12-2015	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003402911	SCIP 2 Cl. A2	26-04-2007	SENIOR	VARI ENTI PREV.	Società Cart.Immobili Pubblici	Aaa/AAA/AAA
IT0003402929	SCIP 2 Cl. A3	26-10-2008	SENIOR	VARI ENTI PREV.	Società Cart.Immobili Pubblici	Aa3/AAA/AAA
IT0003402937	SCIP 2 CL. B1	26-10-2008	MEZZANINE	VARI ENTI PREV.	Società Cart. Immobili Pubblici	Aa3/AA/AA
IT0003182158	SEASHELL 2 Cl. A	25-07-2028	SENIOR	BANCA 121	Seashell 2 Srl	Aaa/AAA/ -
IT0003386270	SIENA MORTGAGE Cl. A2	15-11-2037	SENIOR	MONTE DEI PASCHI SIENA	Siena Mortgages SpA	Aaa/AAA/AAA
IT0003588958	SIENA MORTGAGE Cl. A2	16-12-2038	SENIOR	MONTE DEI PASCHI SIENA, B.TOSCANA, B.AGRICOLA MANTOVANA	Siena Mortgages SpA	Aaa/AAA/AAA
IT0003763882	SPLIT 2 Cl. A	25-10-2018	SENIOR	SAN PAOLO LEASING	SPLIT 2 Srl	Aaa/AAA/AAA
ES0338448006	TDA CAM - Cl. A	17-06-2032	SENIOR	CAJA DE AHORROS DEL MEDITERRANEO	Titulacion de Activos CAM	Aaa/AAA/AAA
IT0003647457	VELA HOME Cl. A1	27-07-2028	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA
IT0003473748	VELA HOME Cl. A1	24-10-2027	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA
IT0003389027	VELA LEASE Cl. A1	16-12-2015	SENIOR	BNL	Vela Lease Srl	Aaa/AAA/AAA

* Rating agencies officially recognised pursuant to Banca d'Italia Circular 155 dated 18/12/1991:
# With guarantee on first demand from UniCredit Banca d'Impresa and Banca IMI

M = Moody's Investors Service, S&P = Standard & Poor's, F = Fitch-IBCA Investors Service, Nr = Not Rated

Total amount of securitised assets underlying junior bonds and classification categories:

(€ million)

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	BOOK VALUE	REF.	CLASSIF.	AMOUNT OF UNDERLYING SECURITISED ASSETS
XS0138876320	Harbourmaster CLO 2 - M1	UBM	19.0	11.4	(y)	performing	179.0

(€ million)

Breakdown of Senior and Mezzanine bonds by type and classification:

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	BOOK VALUE	CLASSIFICATION	TRANCHE AMOUNT
IT0003396501	CREDIFARMA Tr. B	UBM	3.5	3.5	PERFORMING	34.1
XS0138865125	HABOURMASTER CLO 2 - B1	UBM	7.0	6.7	PERFORMING	39.0
IT0003402937	SCIP 2 CL. B1	UCI Ireland	8.0	8.0	PERFORMING	858.0
		UBM	0.3	0.3		
		Total Mezzanine	**18.8**	**18.5**	**Ref. (j)**	
IT0003341762	SCCI SERIE 5	UCI	93.0	93.1	NON-PERFORMING	1,500.0
		UCI Ireland	10.0	10.0		
		UBM	36.7	36.7		
IT0003749352	SCCI SERIE 5 Cl. A	UCI	30.0	30.0	NON-PERFORMING	1,500.0
		UBM	18.5	18.5		
IT0003341770	SCCI SERIE 6	UCI	71.0	71.4	NON-PERFORMING	1,500.0
		UCI Ireland	11.0	11.1		
		UBM	47.6	47.9		
IT0003505440	SCCI SERIE 7	UCI	89.5	89.5	NON-PERFORMING	1,500.0
		UCI Ireland	28.0	28.1		
		UBM	31.1	31.3		
IT0003749360	SCCI SERIE 8	UCI	42.0	42.0	NON-PERFORMING	2,050.0
		UCI Ireland	16.8	16.8		
		UBM	43.9	43.9		
		Sub-total Senior (non-perf.)	**569.1**	**570.3**	**Ref. (w)**	
IT0003755623	ABF FINANCE Cl. A	UBM	14.0	14.0	PERFORMING	354.3
IT0003119325	AGRISECURITIES Cl. A	UBM	1.0	1.0	PERFORMING	463.5
XS0137443437	ABSOLUTE FUNDING Cl. A	UBM	1.0	1.0	PERFORMING	642.9
XS0193710182	ASSET BACKED Cl.A	UCI Ireland	10.5	10.5	PERFORMING	648.0
		UBM	3.7	3.7		
FR0000480030	AUTO ABS	UCI	57.6	57.6	PERFORMING	1,247.0
		UCI Ireland	26.0	26.0		
		UBM	10.0	10.0		
ES0370139000	AYT GEN Cl. A	UCI	8.5	8.5	PERFORMING	10.0
XS0201376737	BANK OF IRELAND MORTGA.	UCI Ireland	10.0	10.2	PERFORMING	2,000.0
IT0003247480	BERICA 2 Cl. A1	UBM	1.5	1.5	PERFORMING	44.9
XS0132407791	BPM SECURITISATION - Cl. A	UCI	9.9	9.9	PERFORMING	659.5
XS0156266586	CARS ALLIANCE FUND.Cl. A1	UCI	10.0	10.0	PERFORMING	1,055.0
XS0177601142	CARS ALLIANCE FUND.Cl. A1	UCI	30.0	30.0	PERFORMING	1,323.0
		UCI Ireland	10.0	10.0		
ES0338300009	CONSUMO SANTANDER Cl. A	UCI	60.0	60.0	PERFORMING	972.0
		UCI Ireland	30.0	30.0		
IT0003469019	C.P.G. Cl. A2	UBM	241.4	241.4	PERFORMING	241.4
IT0003396493	CREDIFARMA Tr. A	UBM	9.6	9.7	PERFORMING	536.2
XS0185355640	DELPHINUS SERIE 1 Cl A	UCI	21.5	21.5	PERFORMING	1,080.5
		UCI Ireland	6.5	6.5		
IT0003315832	F E BLUE Cl. A	UBM	8.0	8.0	PERFORMING	1,074.1
IT0003675763	F E GREEN Cl. A	UCI	26.0	26.0	PERFORMING	1,342.0
		UCI Ireland	10.2	10.2		

(Trading securities continued) (€ million)

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	BOOK VALUE	CLASSIFICATION	TRANCHE AMOUNT
IT0003575039	FE MORTGAGE Cl. A1	UBM	15.1	15.1	PERFORMING	682.0
XS0133255884	FIAT 2 Cl. A	UBM	5.0	5.0	PERFORMING	456.7
IT0003270573	GIOTTO FIN Cl. A	UCI	16.3	16.3	PERFORMING	508.4
		UCI Ireland	15.5	15.6		
IT0003425961	GIOTTO FIN. Cl. A	UBM	7.0	7.0	PERFORMING	491.9
XS0126520203	HARBOURMASTER CLO1 - A	UBM	0.2	0.3	PERFORMING	429.0
IT0003623516	INTESA LEASE Cl. A1	UBM	2.7	2.7	PERFORMING	374.0
IT0003623532	INTESA LEASE Cl. A3	UBM	6.7	6.8	PERFORMING	665.3
IT0003428619	INTESA SEC. Cl. A2	UCI Ireland	5.8	5.9	PERFORMING	1,363.1
		UBM	10.1	10.2		
IT0003490213	LOMBARDA LEASE Cl.A2	UBM	11.0	11.0	PERFORMING	330.8
IT0003633077	MECENATE LEASING Cl.A1	UBM	13.0	13.0	PERFORMING	41.5
IT0003633101	MECENATE LEASING Cl.A2	UBM	9.0	9.0	PERFORMING	140.1
IT0003396865	MERCANTILE Cl.A	UBM	5.0	5.0	PERFORMING	267.1
XS0190179746	SAGRES Cl. A1	UCI	31.0	30.9	PERFORMING	629.0
		UCI Ireland	6.0	6.0		
		UBM	9.5	9.5		
XS0190180678	SAGRES Cl. A2	UCI	3.0	3.0	PERFORMING	546.0
		UCI Ireland	11.5	11.5		
		UBM	1.0	1.0		
ES0309363002	SANTANDER	UCI	24.4	24.4	PERFORMING	824.5
IT0003566665	SCIC 1 Cl. A2	UCI	19.5	19.5	PERFORMING	1,500.0
		UCI Ireland	11.8	11.8		
		UBM	4.9	4.9		
IT0003566681	SCIC 1 Cl. A3	UCI	33.8	33.9	PERFORMING	860.0
		UCI Ireland	5.6	5.8		
IT0003731418	SCIC 2 Cl. A1	UBM	2.5	2.5	PERFORMING	300.0
IT0003731426	SCIC Cl. A2	UBM	85.3	85.4	PERFORMING	979.0
IT0003566699	SCIC Cl. A4	UBM	23.6	23.8	PERFORMING	700.0
IT0003402911	SCIP 2 Cl. A2	UCI	110.4	110.4	PERFORMING	2,000.0
		UCI Ireland	50.0	50.0		
		UBM	69.4	69.4		
IT0003402929	SCIP 2 Cl. A3	UCI	30.0	30.0	PERFORMING	1,743.0
		UCI Ireland	12.0	12.0		
		UBM	41.8	41.8		
IT0003182158	SEASHELL 2 Cl. A	UBM	8.6	8.6	PERFORMING	291.4
IT0003386270	SIENA MORTGAGE Cl. A2	UCI	37.4	37.4	PERFORMING	1,158.0
		UBM	2.1	2.1		
IT0003588958	SIENA MORTGAGE Cl. A2	UCI	9.0	9.0	PERFORMING	1,160.5
		UCI Ireland	4.0	4.0		
		UBM	0.5	0.5		
IT0003763882	SPLIT 2 Cl. A	UBM	5.0	5.0	PERFORMING	1,697.1

(Trading securities continued) (€ million)

ISIN CODE	BOND DESCRIPTION	ON BOOKS AT:	FACE VALUE	BOOK VALUE	CLASSIFICATION	TRANCHE AMOUNT
ES0338448006	TDA CAM - Cl. A	UCI	37.8	37.8	PERFORMING	973.5
IT0003647457	VELA HOME Cl. A1	UCI	19.0	19.0	PERFORMING	507.1
IT0003473748	VELA HOME Cl. A1	UCI	24.7	24.7	PERFORMING	1,841.0
		UCI Ireland	13.0	13.0		
IT0003389027	VELA LEASE Cl. A1	UCI	24.8	24.8	PERFORMING	333.0
		Sub-total Senior (permorming)	**1,512.2**	**1,513.5**	**Ref. (k)**	
		Total Senior 2,081.3	**2,083.8**			
		Grand total 2,100.1	**2,102.3**			

UBM acts primarily as arranger, concentrating mainly on securitisation transactions in which it acts as bookrunner since information on these transactions is more complete and accessible.

Risk monitoring and the optimisation of operating results from securitisation transactions are achieved by:

1. Analysing the monthly or quarterly investor reports produced by the Trustee, with a particular emphasis on changes in collateral performance.

2. Monitoring collateral performance and any issuance of comparable bonds for similar transactions.

3. Following the fundamentals of the underlying loan market (consumer credit for car loans, the performance of senior secured leverage loans in the case of Harbourmaster, etc.).

4. Maintaining constant contact with investors, and if there is managed collateral, with the managers and analysts of the Collateral Manager.

In addition, each bond is assigned a VaR (Value at Risk) limit by the risk management unit, which is then monitored for the entire portfolio, partly to take any correlations into account. UBM's spread curves by credit rating are used to determine risk in the same way as for the other instruments in the portfolio. In keeping with other sources of market risk, the method is based on historical simulation, and makes it possible to project potential diversification effects and combine VaR with other parts of the trading portfolio.

Section 12 - Asset management and trading on behalf of third parties

(€ '000)

12.1 SECURITIES DEALING	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) purchases		
1. settled	99,968,638	115,099,190
2. unsettled	249	393,739
	99,968,887	**115,492,929**
b) sales		
1. settled	92,863,755	112,769,536
2. unsettled	24	382,780
	92,863,779	**113,152.316**

(€ '000)

12.2 SEGREGATED ACCOUNTS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Securities managed on behalf of customers (at market values)	51,105,839	43,889,491

(€ '000)

12.3 CUSTODY AND ADMINISTRATION OF SECURITIES	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Third party securities on deposit (excluding segregated accounts)		
1) security	1,263,591	60,762
2) collateral	30,627,179	23,311,937
3) custody	125,261,705	176,384,349
	157,152,475	**199,757,048**
b) Third party securities deposited with third parties	**171,538,154**	**176,913,007**
c) Investment and trading securities deposited with third parties	**28,675,407**	**29,591,897**

(€ '000)

12.4 COLLECTIONS ON BEHALF OF THIRD PARTIES: DEBIT AND CREDIT ADJUSTMENTS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
a) Debits		
1. Current accounts	139,573	152,654
2. Bills and notes in hand	25,225,128	21,203,161
3. Cashier	230,357	229,155
4. Other accounts	3,516,634	3,175,615
	29,111,692	**24,760,585**
b) Credits		
1. Current accounts	101,667	95,899
2. Sellers' bills and documents	29,823,721	25,409,112
3. Other accounts	177,461	198,458
	30,102,849	**25,703,469**
Balance (a - b)	**-991,157**	**-942,884**

(€ '000)

12.5 OTHER TRANSACTIONS	AMOUNTS AS AT	
	31.12.2004	31.12.2003
Other third party valuable items on deposit	12,609,554	16,018,136
Other third party valuable items deposited with third parties	7,396,618	9,490,238
Own valuable items on deposit	57,716	540,545

12.6 Securities transactions

QUERCIA FUNDING SECURITISATION

In 2001, the special purpose vehicle Quercia Funding S.r.L., which was established pursuant to Law 130/99 and is part of the UniCredito Italiano Banking Group, concluded a securitisation transaction for loans sold by Cariverona (now UniCredit Banca SpA as the transferee of the business unit from UniCredito Italiano SpA, into which Cariverona was merged) and Mediovenezie (which in 2002 changed its name to UniCredito Gestione Crediti SpA), as described in section 11.8.

(€ '000)

SUMMARY TABLE OF ASSETS SECURITISED AND SECURITIES ISSUED - QUERCIA FUNDING	AS AT	
	31.12.2004	31.12.2003*
A. Securitised assets	**76,287**	**99,695**
A1) loans	76,287	99,695
B. Use of liquid assets resulting from loan operations	**23,534**	**27,133**
B3) Other	23,534	27,133
Bank current accounts	396	1,103
Other uses	23,138	26,030
Other assets	**3,848**	**14,804**
Loans to vehicle companies	-	9,515
Other	3,848	5,289
TOTAL ASSETS	**103,669**	**141,632**
C. Bonds issued	**60,401**	**105,652**
C1) Class A bonds	-	-
C2) Class B bonds	-	39,500
C3) Class C bonds	20,249	26,000
C4) Class D bonds	19,400	19,400
C5) Class E bonds	20,752	20,752
D. Loans received	**-**	**-**
E. Other liabilities	**43,268**	**35,980**
Due to vehicle companies	22	-
Other liabilities	43,246	35,980
TOTAL LIABILITIES	**103,669**	**141,632**
F. Interest expense on bonds issued	**2,970**	**6,585**
Interest on Class A, B, C and D bonds	2,970	6,585
G. Commissions and fees related to the transaction	**12,187**	**12,547**
G1) For servicing	12,067	12,460
G2) For other services	**120**	**87**
H. Other costs	**17,263**	**20,585**
Other costs	17,263	-
TOTAL COSTS	**32,420**	**39,717**
I. Interest generated by securitised assets	**32,009**	**37,667**
L. Other revenues	**411**	**2,050**
TOTAL REVENUES	**32,420**	**39,717**

* restated

QUALITATIVE INFORMATION

1) Description of the transaction and its performance

From its inception date until 31 December 2004, Quercia Funding S.r.l. has carried out a single securitisation transaction pursuant to Law 130/99. The key features of this transaction are as follows:

- On 28 May 2001, Quercia Funding S.r.l., with head office at Via G. Garibaldi, 2, 37121 Verona, purchased non-performing loans with a face value of €253.3 million (figure taken from executed contracts) at a total price of €211.4 million. Of the sale price, €117.5 million was for the portfolio of loans sold without recourse by UGC Banca S.p.A., and €93.9 million was for the portfolio of loans sold without recourse by UniCredit Banca S.p.A. The sale price was determined by discounting the book value as at 30 April 2001 based on the average expected recovery time, which was estimated at 3.8 years on the basis of the historical analysis of the positions retired and the corresponding market rate. The net loan amount thus obtained was sold at a price of 83.472% for loans sold by UniCredit Banca S.p.A., and at a price of 83.457% for loans sold by UGC Banca S.p.A.

The total gross value of repayments received since operations began is € 244.1 million, significantly higher than the level projected in the business plan, which was €149.0 million.

2) Parties to the transaction

Quercia funding

TYPE OF APPOINTMENT	ENTITY INVOLVED
Arrangers	Euro Capital Structure Ltd Dublin, Lehman Brothers International (Europe)
Joint Lead Managers	Lehman Brothers International (Europe), UniCredit Banca Mobiliare MPS Finance Banca Mobiliare S.p.A.
Servicer	UGC Banca S.p.A. (formerly Mediovenezie Banca S.p.A.)
Liquidity Provider	CDC IXIC Capital Markets
Note Trustee	Bank of New York
Security Trustee	Bank of New York
Cash Manager	UniCredit Banca d'Impresa S.p.A. (formerly Cariverona Banca S.p.A.)
Sellers	UGC Banca S.p.A. (formerly Mediovenezie Banca S.p.A.), UniCredit Banca S.p.A. (formerly Cariverona Banca S.p.A.)
English operating agent bank	Bank of New York
Securities depository	Bank of New York
Italian operating agent bank	UniCredit Banca d'Impresa S.p.A.(formerly Cariverona Banca S.p.A.)
Cap contract counterparty	UniCredit Banca Mobiliare S.p.A.
External Auditors	KPMG S.p.A.

The main existing relationships and obligations between the Sellers, UniCredit Banca S.p.A. and UGC Banca S.p.A., and the Purchaser, Quercia Funding S.r.l. and the other entities involved in the securitisation transaction (which are governed by appropriate contacts), are as follows:

- Under the umbrella agreement for the sale of loans, the two Sellers agreed to sell to the Purchaser without recourse loans meeting the eligibility requirements set forth in the two sales contracts.
- Under the servicing contract, Quercia Funding S.r.l. appointed UGC Banca S.p.A. (also in the interest of the Trustee and Cash Manager, pursuant to and in accordance with Article 1411 of the Civil Code), to carry out the collection of the loans sold and manage recovery procedures.
- UniCredit Banca S.p.A. agreed to extend to the Purchaser three loans described in paragraph B4) below. These loans are now held by UniCredit Banca d'Impresa S.p.A.
- UBM S.p.A. acquired, following the sale that occurred effective 28 June 2002, ownership of the Interest Rate Cap contract previously entered into by Cariverona Banca S.p.A. with Quercia Funding S.r.L. to hedge the interest rate risk resulting from the payment of bond interest for Classes A, B, C and D; the contractual strike rate was set at 5%.
- UniCredito Italiano Bank (Ireland) Plc now holds (following their transfer from the original underwriter, Cariverona Ireland Plc) the following subordinated bonds:
  - Class C with a face value of € 20.3 million;
  - Class D with a face value of € 19.4 million.
- UniCredit Banca d'Impresa, by virtue of the merger by incorporation described above, acquired Class E subordinated bonds, with a face value of € 20.8 million, maturing 2015.
- Under the Security and Intercreditor Agreement, the Seller agreed to the prioritisation of payments made by the Purchaser. Among other things, this prioritisation calls for the payment of compensation for servicing after compensation is paid to the Trustee, banks and other service providers, but before the payment of interest and repayment of principal to bond purchasers.

3) Issue features

In order to finance the purchase of the loan portfolio, Quercia Funding S.r.l. issued bonds denominated in euros on 14 December 2001, with the following features:

Quercia funding

CLASS	TYPE*	FACE VALUE €	FITCH AND S&P RATINGS** UPON ISSUANCE	CURRENTLY	INTEREST	RATE
A	Asset Backed Floating Rate Notes***	111,700,000	AAA/AAA	-	semi-annual	6-month Euribor +0.52% p.a.
B	Asset Backed Floating Rate Notes****	39,500,000	A/A	-	semi-annual	6-month Euribor +1.10% p.a.
C	Asset Backed Floating Rate Notes *****	26,000,000	BBB/BBB	AA/AAA	semi-annual	6-month Euribor +2.25% p.a.
D	Asset Backed Floating Rate Notes	19,400,000	BB/BB	A/AAA	semi-annual	6-month Euribor +6.00% p.a.
E	Asset Backed Variable Redempion Yield Notes	20,752,372	- -		- -	- -

* all securities were issued at par with contractual maturity in 2015
** subject to ongoing monitoring by the companies mentioned
*** listed on the Luxembourg Stock Exchange - repaid at par in 2003
**** repaid at par in 2004
***** € 5.7 million repaid at par in 2004

These bonds were issued pursuant to an agreement governed by English law, under which the Trustee will act as representative of the bondholders.
As regards the bonds' repayment priority, payment of Class E, D, C and B was subject to the fulfilment of obligations with respect to Class A. In addition, the Offering Circular and Security Intercreditor Agreement set out additional payment priorities.
Since all Class A and B loans have already been repaid (in 2003 and 2004 respectively), Class D and E are now subject to the repayment of tranche C.

It should also be noted that no interest will accrue on Class E bonds, but they may provide the right to the payment of a premium corresponding to any funds available after repayment of all loans and expenses.

4) Ancillary financial transactions

- On 13 December 2001 Quercia Funding S.r.l. entered into an interest rate cap contract to hedge interest rate risk with Cariverona Banca S.p.A., which as at 28 June 2002 was sold to UniCredit Banca Immobiliare S.p.A. (UBM). This transaction was completed in order to limit interest rate exposure resulting from the payment of bond coupons at the variable rates of the bonds issued.

- UniCredit Banca S.p.A. provided three lines of credit to Quercia Funding S.r.l. with the following characteristics:
  - Line for the payment of expenses, in the initial amount of €100,000, to be used in the event of insufficient liquidity to pay miscellaneous expenses;
  - Line for the payment of Class A interest, in the initial amount of €10 million, to be used in the event of insufficient liquidity to pay interest accrued on the Class A bond;
  - Line for the payment of interest on the other bond classes, in the initial amount of €4 million, to be used in the event of insufficient liquidity to pay interest accrued on said bond classes.

Following the merger these lines now fall under UniCredit Banca d'Impresa, with the exception of the €10 million line which was cancelled following the prepayment of Class A bonds.

5) Purchaser's Options

- Quercia Funding S.r.l. mandated the Cash Manager to reinvest on its behalf any liquidity resulting from payments made by borrowers whose loans were sold and not immediately used, and from other miscellaneous amounts collected (interest accrued on current accounts, positive differentials resulting from the Interest Rate Cap, etc.).

PMI UNO SECURITISATION

In March 2004, the vehicle company PMI Uno Finance S.r.L., which was created pursuant to Law 130/99 (owned by two foundations under Dutch law, Stichting Leythorp with 99% and Stichting Alkethorp with 1%, both with head offices at Amsteldijk 166, Amsterdam) concluded a securitisation transaction involving loans sold by UniCredit Banca d'Impresa S.p.A. as described in Section 11.8 above.

Below is a table summarising qualitative information on these transactions:

(€ '000)

PMI Uno Summary of securitised assets and bonds issued	AS AT 31.12.2004
A. Securitised assets	**231,527,000**
A1) principal	231,527,000
B. Use of liquid assets resulting from loan operations	**2,488,525**
B3) Other	2,488,525
Bank current accounts	2,488,525
Other uses	-
Other assets	**2,835,802**
Fixed assets:	1,980,639
Accruals	-
Other	855,163
TOTAL ASSETS	**236,851,327**
C. Bonds issued	**231,827,000**
C1) Class A bonds	198,900,000
C2) Class B bonds	10,700,000
C3) Class C bonds	8,300,000
C4) Class D bonds	4,900,000
C5) Class E bonds	9,027,000
Issuing premium	2,421,200
D. Loans received	**-**
E. Other liabilities	**2,603,127**
Accrued interest on bonds	1,641,910
Other	961,217
TOTAL LIABILITIES	**236,851,327**
F. Interest expense on bonds issued	**5,322,474**
Interest on Class A, B, C and D bonds	5,322,474
G. Commissions and fees related to the transaction	**248,096**
G1) For servicing	127,970
G2) For other services	120,126
Writedowns of fixed assets	495,160
H. Other costs	**679,399**
Other interest expenses	512,877
Other costs	166,522
TOTAL COSTS	**6,745,129**
I. Interest generated by securitised assets	**6,666,844**
Other interest income	72,285
L. Other revenues	**6,000**
TOTAL REVENUES	**6,745,129**

QUALITATIVE INFORMATION

1) Description of the transaction and its performance

From its formation to 31 December 2004, PMI Uno Finance S.r.l. carried out one securitisation transaction under Law 130/99, the main features of which are the following:

- On 19 March 2004 PMI Uno Finance S.r.l., which has its registered office at Piazzetta Monte 1, 37121 Verona, purchased performing loans with a face value of €231,827,000 (as recorded in signed agreements) for a total price of €233,703,082; the purchase price related solely to a loan portfolio sold without recourse by UniCredit Banca d'Impresa S.p.A., and equalled the residual loan principal plus interest accrued up to the purchase date.

2) Parties to the Transaction

PMI Uno

TYPE OF APPOINTMENT	ENTITY INVOLVED
Originator	UniCredit Banca d'Impresa S.p.A.
Purchasers' representative	JPMorgan Corporate Trustee Services Ltd.
Servicer	UGC Banca S.p.A.
English operating agent bank	JPMorgan Chase Bank
Italian operating agent bank	UniCredit Banca d'Impresa S.p.A.
Computation Agent	JPMorgan Chase Bank
Monitoring Agent	Euro Capital Structure Ltd.
Paying Agent	JPMorgan Chase Bank
Counterparty in swap contract	Unicredito Italiano S.p.A.

The main relationships and obligations subsisting between the seller, UniCredit Banca d'Impresa S.p.A. and the purchaser, PMI Uno Finance S.r.l., and the other companies involved in the transaction – under the terms of specific agreements – are the following:

- Under the framework agreement governing the sale of loan assets the seller undertook to sell to the purchaser, without recourse, loans with the eligibility characteristics foreseen in the sale contract.
- Under the servicing contract, PMI Uno Finance S.r.l. mandated UGC – also in the interest of the Trustee and the Cash Manager as provided by Article 1411 of the Italian Civil Code – to collect sums due on the securitised loans and to carry out recovery procedures.
- UniCredito Italiano S.p.A. entered into an interest rate swap contract with PMI Uno Finance S.r.l. to cover interest rate risk arising from fixed interest payments on Class A, B, C and D notes.

• The securities were underwritten as follows:

PMI Uno						
PURCHASER	CLASS A	CLASS B	CLASS C	CLASS D	CLASS E	TOTAL
UniCredit Banca Mobiliare S.p.A.	€194,900,000	10,700,000	8,300,000	-	-	213,900,000
UniCredit Banca d'Impresa S.p.A.	-	-	-	4,900,000	9,027,000	13,927,000
Institutional investors	4,000,000	-	-	-	-	4,000,000
TOTAL	**198,900,000**	**10,700,000**	**8,300,000**	**4,900,000**	**9,027,000**	**€231,827,000**

- UniCredit Banca d'Impresa S.p.A. purchased the Class D bonds with a face value of €4,900,000 maturing in 2014 and Class E subordinated bonds with a face value of €9,027,000 maturing in 2014.
- Under the Security and Intercreditor Agreement the seller accepted the order of priority of payments to be made by the Purchaser, which inter alia prescribes that servicing fees shall be paid after the fees due to the Trustee, the banks and the other service providers, but before the payment of interest and repayment of principal to the holders of the notes.

3) Features of the issues

In order to finance the purchase of the loan portfolio, on 15 April 2004, PMI Uno Finance S.r.l. issued bonds denominated in euros with the following features:

- Class A Asset Backed Floating Rate Notes: contractual maturity 2012; face value €198,900,000; issued at par (ISIN IT0003653414).
  Rated AAA by Fitch Ratings Limited ("Fitch") and Aaa by Moody's Investors Services Ltd. ("Moody's").

  These ratings are subject to continuous monitoring by these agencies.
  Holders of these securities receive quarterly interest at three-month Euribor plus 30bp p.a.
  Listed on the Luxembourg stock exchange.

- Class B Asset Backed Floating Rate Notes: contractual maturity 2012; face value €10,700,000; issued at par (ISIN IT0003653422).
  Rated AA by Fitch and Aa2 by Moody's.
  These ratings are subject to continuous monitoring by these agencies.
  Holders of these securities receive quarterly interest at three-month Euribor plus 50bp p.a.
  Listed on the Luxembourg stock exchange.

- Class C Asset Backed Floating Rate Notes: contractual maturity 2014; face value €8,300,000; issued at par (ISIN IT0003653430).
  Rated BBB by Fitch and Baa2 by Moody's.
  These ratings are subject to continuous monitoring by these agencies.
  Holders of these securities receive quarterly interest at three-month Euribor plus 130bp p.a.
  Listed on the Luxembourg stock exchange.

- Class D Asset Backed Floating Rate Notes: contractual maturity 2014; face value €4,900,000; issued at par (ISIN IT0003653463).
  Rated BB by Fitch and Ba3 by Moody's..
  These ratings are subject to continuous monitoring by these agencies.
  Holders of these securities receive quarterly interest at three-month Euribor plus 450bp p.a.
  Listed on the Luxembourg stock exchange.

- Class E Asset Backed Variable Redemption Yield Notes: contractual maturity 2014; face value €9,027,000; issued at par (ISIN IT0003653471). Not rated.

These securities were issued under an English-law agreement, under which the Trustee acts as representative of the noteholders.
These securities' repayment priority subordinates payments of Class E, Class D, Class C and Class B securities to fulfilment of all obligations to holders of Class A securities. The Offering Circular and the Security Intercreditor Agreement give further details of payment priority.

4) Ancillary transactions

- On 14 April 2004, PMI Uno Finance S.r.l. entered into an interest rate swap with UniCredito Italiano S.p.A to cover interest-rate risk in respect of variable-rate interest payments on the issued securities. This transaction was completed in order to limit interest rate exposure resulting from the payment of bond coupons at variable rates on bonds issued.

PMI DUE SECURITISATION

As mentioned in Section 11.8 above, in November 2004 PMI Due Finance S.r.l., an SPV set up under Law 130/99 (capital held as to 99% and 1% respectively by two Dutch-law foundations, Stichting Anteburger and Stichting Finantinaburg, both having their registered office at Amsteldijk 166, Amsterdam), concluded a securitisation transaction in respect of loans sold by UniCredit Banca d'Impresa S.p.A.;

A schedule of transaction details and a description of the transaction and its performance follow:

(€ '000)

PMI Due Schedule of Securitised Assets and Securities Issued	AS AT 31.12.2004
A. Securitised assets	**307,305,500**
A1) principal	307,305,500
B. Use of liquid assets resulting from loan operations	**2,868,987**
B3) Other	2,868,987
Bank current accounts	2,868,987
Other uses	-
TOTAL ASSETS	**310,174,487**
C. Bonds issued	**307,305,000**
C1) Class A bonds	271,000,000
C2) Class B bonds	7,000,000
C3) Class C bonds	11,400,000
C4) Class D bonds	6,200,000
C5) Class E bonds	11,705,000
D. Loans received	**-**
E. Other liabilities	**2,869,487**
Accrued interest on bonds	846,535
Other	2,022,952
TOTAL LIABILITIES	**310,174,487**
F. Interest expense on bonds issued	**846,535**
Interest on Class A, B, C, D and E bonds	846,535
G. Commissions and fees related to the transaction	**8,048**
G1) For servicing	8,048
G2) For other services	-
H. Other charges	**575,435**
Other interest expenses	-
Other costs	575,435
TOTAL COSTS	**1,430,018**
I. Interest generated by securitised assets	**1,430,018**
Other interest income	-
L. Other revenues	**-**
TOTAL REVENUES	**1,430,018**

QUALITATIVE INFORMATION

1) Description of the transaction and its performance

From its formation to 31 December 2004, PMI Due Finance S.r.l. carried out one securitisation transaction under Law 130/99, the main features of which are the following:

- On 15/11/04 PMI Due Finance S.r.l., which has its registered office at Piazzetta Monte 1, 37121 Verona, purchased performing loans with a face value of €307,305,500 (as recorded in signed agreements) for a total price of €308,734,519; the purchase price related solely to a loan portfolio sold without recourse by UniCredit Banca d'Impresa S.p.A, and equalled the residual loan principal plus interest accrued up to the purchase date.

2) Parties to the Transaction

PMI Due

TYPE OF APPOINTMENT	ENTITY INVOLVED
Originator	UniCredit Banca d'Impresa S.p.A.
Purchasers' representative	JPMorgan Corporate Trustee Services Ltd.
Servicer	UGC Banca S.p.A.
English operating agent bank	JPMorgan Chase Bank
Italian operating agent bank	UniCredit Banca d'Impresa S.p.A.
Computation Agent	JPMorgan Chase Bank
Monitoring Agent	Euro Capital Structure Ltd.
Paying Agent	JPMorgan Chase Bank
Counterparty in swap contract	Unicredito Italiano S.p.A.

The main relationships and obligations subsisting between the seller, UniCredit Banca d'Impresa S.p.A., and the purchaser, PMI Due Finance S.r.l., and the other parties involved in the transaction - under the terms of specific agreements - are the following:

- Under the framework agreement governing the sale of the loan assets the seller undertook to sell to the purchaser, without recourse, loans with the eligibility characteristics foreseen in the sale contract..
- Under the servicing contract, PMI Due Finance S.r.l. mandated UGC to carry out the collection of the securitised loans under Law 10/99.
- PMI Due Finance S.r.l. entered into an interest rate swap with UniCredito Italiano S.p.A. to cover interest rate risk arising from fixed interest payments on Class A, B, C and D notes.

• The securities were underwritten as follows:

PMI Due						
PURCHASER	**CLASS A**	**CLASS B**	**CLASS C**	**CLASS D**	**CLASS E**	**TOTAL**
UniCredit Banca Mobiliare S.p.A.	€211,000,000	7,000,000	11,400,000	6,200,000	-	235,600,000
UniCredit Banca d'Impresa S.p.A.	-	-	-	-	11,705,000	11,705,000
Institutional investors	60,000,000	-	-	-	-	60,000,000
TOTAL	**271,000,000**	**7,000,000**	**11,400,000**	**6,200,000**	**11,705,000**	**€307,305,000**

• UniCredit Banca d'Impresa Spa underwrote subordinated Class E bonds with a face value of €11,705,000 maturing in 2015.

• Under the Security and Intercreditor Agreement the seller accepted the order of priority of payments to be made by the Purchaser, which *inter alia* prescribes that servicing fees shall be paid after the fees due to the Trustee, the banks and the other service providers, but before the payment of interest and repayment of principal to holders of the securities.

3) Features of the issues

On 16 December 2004, in order to finance its purchase of the loan portfolio, PMI Due Finance S.r.l. issued euro-denominated securities with the following features:

• Class A Asset Backed Floating Rate Notes: contractual maturity 2013; face value €271,000,000; issued at par (ISIN IT0003766109).
Rated AAA by Fitch Ratings Limited ("Fitch") and Standard & Poor's Ratings Services ("S&P"), a division of McGraw-Hill Companies Inc., and Aaa by Moody's Investors Services Ltd. ("Moody's").
These ratings are subject to continuous monitoring by these agencies.
Holders of these securities receive quarterly interest at three-month Euribor plus 16bp p.a.

Listed on the Luxembourg stock exchange.

• Class B Asset Backed Floating Rate Notes: contractual maturity 2013; face value €7,000,000; issued at par (ISIN IT00033766117).
Rated AA by Fitch and S&P, and Aa2 by Moody's.
These ratings are subject to continuous monitoring by these agencies.
Holders of these securities receive quarterly interest at three-month Euribor plus 24bp p.a.
Listed on the Luxembourg stock exchange.

• Class C Asset Backed Floating Rate Notes: contractual maturity 2015; face value €11,400,000; issued at par (ISIN IT0003766125).
Rated BBB by Fitch and S&P and Baa2 by Moody's.
These ratings are subject to continuous monitoring by these agencies.
Holders of these securities receive quarterly interest at three-month Euribor plus 75bp p.a.
Listed on the Luxembourg stock exchange.

• Class D Asset Backed Floating Rate Notes: contractual maturity 2015; face value €6,200,000; issued at par (ISIN IT0003766133).
Rated BB by Fitch and S&P, and Ba3 by Moody's.
These ratings are subject to continuous monitoring by these agencies.
Holders of these securities receive quarterly interest at three-month Euribor plus 250bp p.a.
Listed on the Luxembourg stock exchange.

• Class E Asset Backed Variable Redemption Yield Notes: contractual maturity 2015; face value €11,705,000; issued at par (ISIN IT0003766141).
Not rated.

These securities were issued under an English-law agreement, under which the Trustee acts as representative of the noteholders.

These securities' repayment priority subordinates payments of Class E, Class D, Class C and Class B notes to fulfilment of all obligations to holders of Class A notes. The Offering Circular and the Security Intercreditor Agreement give further details of payment priority.

4) Ancillary Transactions

• On 14 December 2004, PMI Due Finance S.r.l. entered into an interest rate swap with UniCredito Italiano S.p.A to cover interest-rate risk in respect of variable-rate interest payments on the issued securities.

LOCAT SECURITISATION

Information is provided below on:

- the operating performance of the special purpose vehicles, Absolute Funding S.r.L., Locat Securitisation Vehicle S.r.L. and Locat Securitisation Vehicle 2 S.r.L., which securitised the three sales of loans resulting from the leases of Locat S.p.A. in 2001 and 2004;
- the table summarising the relevant items of the accounts of Locat S.p.A. in its capacity as servicer for the transaction.

Operating Performance of Securitisation Transactions carried out in 2004

(€ '000)

Locat - Perfomance of SPVs

DESCRIPTION	ABSOLUTE FUNDING S.R.L.	LOCAT SECURITISATION VEHICLE S.R.L.	LOCAT SECURITISATION VEHICLE 2 S.R.L.	TOTAL 2004	TOTAL 2003
Interest income from lease payments	25,106	55,532	32,318	112,956	126,876
Gain/loss from prepayment	-2,243	1,002	1,262	21	4,440
Compensatory penalties	1,104	114	-	1,218	-1,667
Total interest income	**23,967**	**56,648**	**33,580**	**114,195**	**129,649**
Loan losses	-1,193	-566	-	-1,759	-311
Loan writedowns	-5,181	-2,758	-14,844	-22,783	-16,021
Write-backs and use of loan loss reserve	3,024	3,831	-	6,855	2,106
Total writedowns and write-backs	**-3,350**	**507**	**-14,844**	**-17,687**	**-14,226**
Overdue interest collected	334	459	36	829	1,256
Return on securitised assets (a)	**20,951**	**57,614**	**18,772**	**97,337**	**116,679**
Negative balances of hedging transaction differentials (b)	**-**	**-1,322**	**-650**	**-1,972**	**-6,454**
Net interest accured on accounts for the transaction	18	106	31	155	111
Interest earned from investing liquid assets	624	502	165	1,291	1,183
Interest collected by servicer	-	263	129	392	1,096
Net interest accrued on accounts for the transaction and from investing liquid assets (c)	**642**	**871**	**325**	**1,838**	**2,390**
Servicing fees	201	238	111	550	637
Remuneration paid for other services	104	126	19	249	212
Interest on senior and mezzanine bonds	8,322	25,529	12,054	45,905	56,479
Interest on junior bonds	-	142	-	142	151
Remuneration of deferred purchase price	2,283	212	134	2,629	3,043
Interest paid and expenses (d)	**10,910**	**26,247**	**12,318**	**49,475**	**60,522**
REMAINING ORIGINATOR SHARE OF INCOME	**10,683**	**30,916**	**6,129**	**47,728**	**52,093**
of *which: - further compensation*	*10,683*	*-*	*-*	*10,683*	*11,724*
- additional remuneration for deferred payment	*-*	*30,916*	*6,129*	*37,045*	*40,369*

(€ '000)

Locat - Accounting items referred to the securitisation	ABSOLUTE FUNDING S.R.L.	LOCAT SECURITISATION VEHICLE S.R.L.	LOCAT SECURITISATION VEHICLE 2 S.R.L.	TOTAL 2004	TOTAL 2003
ASSETS					
30. Loans to financial institutions	**126,407**	**19,799**	**35,148**	**181,354**	**178,645**
broken down as follows:					
deferred purchase price (DPP)	74,467	7,340	24,937	106,744	111,272
additional accrued compensation	51,940	3,860	-4,960	50,840	49,523
VAT and expenses	-	8,585	15,171	23,756	17,822
advance payments made	-	14	-	14	28
50. Bonds and other fixed-income securities	**-**	**3,400**	**-**	**3,400**	**3,400**
broken down as follows:					
junior bonds	-	3,400	-	3,400	3,400
140. Accrued income and prepaid expenses	**886**	**2,324**	**4,224**	**7,434**	**7,679**
a) accrued income	436	764	2,219	3,419	3,038
broken down as follows:					
interest income on deferred purchase price	87	9	35	131	131
servicing fee	17	7	11	35	32
junior bond interest	-	7	-	7	8
interest income	332	741	2,173	3,246	2,867
b) prepaid expenses	450	1,560	2,005	4,015	4,641
broken down as follows:					
interest	450	1,560	2,005	4,015	4,641
TOTAL ASSETS	**127,293**	**25,523**	**39,372**	**192,188**	**189,724**
LIABILITIES					
20. Due to financial institutions	**392,444**	**830,330**	**2,439,450**	**3,662,224**	**2,164,752**
broken down as follows:					
fee on loans not yet due	390,995	815,786	2,415,214	3,621,995	2,130,494
collections from customers to be returned (servicing)	1,449	14,544	24,236	40,229	34,258
60. Accrued liabilities and deferred income	**24**	**236**	**1,074**	**1,334**	**722**
broken down as follows:					
accrued interest from deferred return of amounts collected	-	20	43	63	84
interest	24	216	1,031	1,271	638
TOTAL LIABILITIES	**392,468**	**830,566**	**2,440,524**	**3,663,558**	**2,165,474**
MEMORANDUM ACCOUNTS					
Loans under administration for collection	30,328	37,934	76,514	144,776	107,377
TOTAL MEMORANDUM ACCOUNTS	**30,328**	**37,934**	**76,514**	**144,776**	**107,377**

Section 1 Interest

Interest and similar revenues and charges are broken down as follows:

(€ '000)

ITEMS	YEAR 2004	YEAR 2003 restated	YEAR 2003 historical
10. Interest income and similar revenues	**9,512,280**	**9,491,313**	**9,541,310**
20. Interest expense and similar charges	**4,592,503**	**4,746,811**	**4,746,808**

(€ '000)

1.1 ITEM 10 "INTEREST INCOME AND SIMILAR REVENUES"	YEAR 2004	YEAR 2003 restated	YEAR 2003 historical
a) on loans to banks	672,019	741,512	741,154
of which:			
- on loans to central banks	*89,109*	*77,421*	*77,421*
b) on loans to customers	7,106,410	6,651,529	6,703,622
c) on debt securities	1,681,887	2,001,365	1,999,663
d) other interest income	51,964	96,907	96,871
e) positive balances of hedging transaction differentials	-	-	-
Total	**9,512,280**	**9,491,313**	**9,541,310**

(€ '000)

1.2 ITEM 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	YEAR 2004	YEAR 2003 restated	YEAR 2003 historical
a) on amounts due to banks	1,117,184	1,060,360	1,060,357
b) on amounts due to customers	1,394,562	1,427,753	1,427,753
c) on securities in issue	1,020,853	827,537	827,537
of which:			
- certificates of deposit	*434,357*	*377,797*	*260,503*
d) on deposits received in administration	885	681	681
e) on subordinated debt	302,630	331,846	331,846
f) negative balances of hedging transaction differentials	756,389	1,098,634	1,098,634
Total	**4,592,503**	**4,746,811**	**4,746,808**

(€ '000)

1.3 DETAILS OF ITEM 10 "INTEREST INCOME AND SIMILAR REVENUES"	2004	2003 restated	2003 historical
a) on assets denominated in foreign currencies	1,893,853	1,752,943	1,752,942
b) on assets denominated in euros	7,618,427	7,738,370	7,788,368
Total	**9,512,280**	**9,491,313**	**9,541,310**

(€ '000)

1.4 DETAILS OF ITEM 20 "INTEREST EXPENSE AND SIMILAR CHARGES"	2004	2003 restated	2003 historical
a) on liabilities denominated in foreign currencies	1,369,560	1,074,118	1,074,118
b) on liabilities denominated in euros	2,466,554	2,574,059	2,574,056
	3,836,114	**3,648,177**	**3,648,174**
c) negative balances of hedging transaction differentials	756,389	1,098,634	1,098,634
Total	**4,592,503**	**4,746,811**	**4,746,808**

Section 2 - Commissions

(€ '000)

	2004	2003 restated	2003 historical
40. Commission income	**3,854,175**	**3,901,278**	**3,877,743**
50. Commission expense	**565,589**	**594,374**	**561,586**

(€ '000)

2.1 ITEM 40 "COMMISSION INCOME"

	2004	2003 restated	2003 historical
a) guarantees given	**140,288**	**111,788**	**111,788**
b) loan-related derivatives	**428**	**1,965**	**1,965**
c) administration, brokerage and consultancy services:	**2,255,059**	**2,369,576**	**2,312,117**
1. security dealing	47,859	43,684	43,684
2. currency dealing	77,996	73,786	73,786
3. segregated accounts:	1,285,239	1,136,967	1,133,445
3.1 individual	*136,538*	*98,429*	*133,847*
3.2 collective	*1,148,701*	*1,038,538*	*999,598*
4. custody and administration of securities	55,657	61,710	61,710
5. depository bank	25,317	23,518	23,518
6. placement of securities	315,712	479,593	434,326
of which: mutual funds	*146,892*	*178,261*	*135,707*
7. acceptance of trading instructions	102,073	108,524	108,524
8. consultancy activities	1,116	2,014	2,014
9. distribution of third party services:	344,090	439,780	431,110
9.1 segregated accounts:	*30,470*	*15,781*	*11,870*
a) individual	*3,012*	*6,462*	*2,551*
b) collective	*27,458*	*9,319*	*9,319*
9.2 insurance products	*293,989*	*407,968*	*403,143*
9.3 other products	*19,631*	*16,031*	*16,097*
d) collection and payment services	**585,398**	**577,014**	**577,014**
e) servicing for securitisation transactions	**14,709**	**18,199**	**18,199**
f) tax collection services	**129,122**	**133,268**	**133,268**
g) other services	**729,171**	**689,468**	**723,392**
of which:			
- *loans made*	*549,386*	*508,129*	*508,129*
- *securities services*	*10,266*	*8,654*	*8,654*
- *rental of safe deposit boxes*	*8,197*	*8,178*	*8,178*
- *refunds and sundry recoveries*	*14,756*	*14,357*	*14,357*
- *foreign transactions and services*	*15,722*	*17,686*	*17,686*
- *other*	*130,844*	*132,464*	*166,388*
Total	**3,854,175**	**3,901,278**	**3,877,743**

(€ '000)

2.2 DETAILS OF ITEM 40 "COMMISSION INCOME": "DISTRIBUTION CHANNELS FOR PRODUCTS AND SERVICES"

	2004	2003 restated	2003 historical
a) at the Group's branches:	**613,784**	**1,136,563**	**1,136,563**
1. segregated accounts	151,217	442,375	442,375
2. placement of securities	173,347	305,289	305,289
3. third party services and products	289,220	388,899	388,899
b) off-site distribution:	**1,331,257**	**919,777**	**862,318**
1. segregated accounts	1,134,022	694,592	691,070
2. placement of securities	142,365	174,304	129,037
3. third party services and products	54,870	50,881	42,211
Total	**1,945,041**	**2,056,340**	**1,998,881**

(€ '000)

2.3 ITEM 50 "COMMISSION EXPENSE"

	2004	2003 restated	2003 historical
a) guarantees received	**9,806**	**6,787**	**6,787**
b) loan-related derivatives	**5,136**	**5,639**	**5,639**
c) administration and brokerage services:	**231,606**	**233,458**	**200,671**
1. security dealing	14,117	11,816	11,816
2. currency dealing	2,587	1,973	1,973
3. segregated accounts:	11,995	17,589	13,750
3.1. own portfolio	1,908	2,437	304
3.2. third party portfolio	10,087	15,152	13,446
4. custody and administration of securities	6,580	6,498	6,498
5. placement of securities	109,671	110,775	110,506
6. off-site distribution of securities, products and services	86,656	84,807	56,128
d) collection and payment services	**141,735**	**144,774**	**144,774**
e) other services	**177,306**	**203,716**	**203,715**
of which:			
- loans received	*51,024*	*39,879*	*39,879*
- securities services	*9,235*	*8,233*	*8,232*
- rental of safe deposit boxes	*9*	*8*	*8*
- foreign transactions and services	*1,320*	*4,217*	*4,217*
- insurance products	*129*	*12*	*12*
- other	*115,589*	*151,367*	*151,367*
Total	**565,589**	**594,374**	**561,586**

(€ '000)

Net commission	2004	2003 restated	2003 historical
Asset management, custody and administration:	**1,948,946**	**2,064,714**	**2,040,043**
- securities dealing and placement	*175,038*	*301,699*	*300,305*
- segregated accounts	*127,555*	*87,302*	*122,648*
- management of collective investment funds	*1,240,904*	*1,146,844*	*1,064,300*
- insurance products	*293,860*	*407,956*	*403,131*
- other securities	*111,589*	*120,913*	*149,659*
Guarantees and loans	**624,136**	**569,577**	**569,577**
Collection and payment services	**458,372**	**450,439**	**450,439**
Forex dealing	**89,811**	**85,282**	**85,282**
Tax collection services	**129,122**	**133,268**	**133,268**
Other services	**38,199**	**3,624**	**37,548**
Total net commission	**3,288,586**	**3,306,904**	**3,316,157**

Section 3 - Trading profits

(€ '000)

		2004	2003 restated	2003 historical
60.	**Trading profits**	**993,390**	**1,287,456**	**1,287,537**

(€ '000)

3.1	ITEM 60 "TRADING PROFITS"	SECURITIES TRANSACTIONS	CURRENCY TRANSACTIONS	OTHER TRANSACTIONS	TOTAL
A.1	Revaluations	1,706,819	XXX	30,213,650	31,920,469
A.2	Writedowns	-1,752,215	XXX	-29,523,512	-31,275,727
B.	Other profits/losses	328,140	327,222	-306,714	348,648
Totals		**282,744**	**327,222**	**383,424**	**993,390**
1.	Government securities	34,066			
2.	Other debt securities	120,338			
3.	Equity securities	50,154			
4.	Derivative contracts on securities	78,186			

Section 4 - Administrative expenses

(€ '000)

ITEM	2004	2003 restated	2003 historical
80. Administrative expenses	**5,469,498**	**5,252,289**	**5,216,544**

(€ '000)

Item 80 "Administrative expenses"	2004	2003 restated	2003 historical
a) payroll			
- wages and salaries	2,400,365	2,328,787	2,367,316
- social security contributions	631,345	603,934	613,612
- severance pay	146,335	142,736	141,962
- retirement payments and similar	102,274	97,169	97,115
- other	108,209	107,327	60,805
	3,388,528	**3,279,953**	**3,280,810**
b) other administrative expenses:			
- indirect taxes and duties	263,595	268,278	268,073
- miscellaneous costs and expenses	1,817,375	1,704,058	1,667,661
	2,080,970	**1,972,336**	**1,935,734**
Total	**5,469,498**	**5,252,289**	**5,216,544**

Miscellaneous costs and expenses

	2004	2003 restated	2003 historical
External consultants	155,980	145,032	145,234
Insurance	44,843	41,513	45,585
Advertising	118,283	140,333	138,486
Security:	67,110	68,554	68,362
Internal and external surveillance of premises	*36,857*	*35,372*	*35,197*
Transport of valuables and documents	*30,253*	*33,182*	*33,165*
Various services rendered by third parties	264,790	233,612	254,656
Expenses relating to premises	370,261	342,131	337,868
Rentals	*231,978*	*213,966*	*210,662*
Maintenance of premises	*33,139*	*28,683*	*27,724*
Cleaning of premises	*37,123*	*34,672*	*34,672*
Utilities	*68,021*	*64,810*	*64,810*
Maintenance and lease rentals for furniture and equipment:	224,557	202,068	199,547
Repair and maintenance of furniture, machinery and equipment	*87,716*	*87,279*	*85,690*
Lease of electronic equipment and software	*136,841*	*114,789*	*113,857*
Postal, telecom and office supplies	278,810	260,208	258,618
Postage, telephone, telegraph and telex	*217,363*	*201,422*	*200,033*
Printing and stationery	*39,406*	*47,416*	*47,215*
Various office supplies	*22,041*	*11,370*	*11,370*
Travel expense including hire	78,379	68,782	68,590
Travelling expenses	*63,319*	*53,639*	*53,498*
Various hire charges	*15,060*	*15,143*	*15,092*
Credit information and enquires	23,384	15,863	15,863
Other	190,978	185,962	134,852
Compensation and fees paid to directors and statutory auditors	*18,413*	*18,922*	*18,681*
Donations	*6,377*	*5,069*	*5,069*
Other	*166,188*	*161,971*	*111,102*
Total	**1,817,375**	**1,704,058**	**1,667,661**

4.1 AVERAGE NUMBER OF EMPLOYEES BY CATEGORY		
AVERAGE NUMBER OF EMPLOYEES	2004	2003 historical
a) senior managers	1,089	956
b) 3rd and 4th level managers	8,738	7,553
c) other staff	58,990	60,591
Total	**68,817**	**69,100**

The number of employees indicated above is the mean of the number of employees at the end of the current and previous periods.

NUMBER OF EMPLOYEES AT END OF YEAR	2004	2003 historical
a) senior managers	1,132	1,046
b) 3rd and 4th level managers	9,994	7,482
c) other staff	57,445	60,534
Total	**68,571**	**69,062**
Part-time employees	4,411	4,368

Section 5 - Writedowns, write-backs and provisions

(€ '000)

	2004	2003 restated	2003 historical
90. Writedowns of intangible and tangible fixed assets	747,385	754,063	749,745
100. Provisions for risks and charges	273,574	230,323	230,293
120. Writedowns of loans and provisions for guarantees and commitments	1,431,687	1,489,225	1,489,225
130. Write-backs to loans and provisions for guarantees and commitments	540,917	531,946	531,946
140. Provisions to loan loss reserves	-	43,931	43,931
150. Writedowns of financial investments	15,742	30,158	30,158
160. Write-backs of financial investments	10,286	19,806	19,806
230. Change in the fund for general banking risk	-130,371	-3,841	-3,841

Writedowns, write-backs and provisions are as follows:

(€ '000)

Item 90 "Writedowns of intangible and tangible fixed assets"	2004	2003 restated	2003 historical
Writedowns of tangible fixed assets:	**295,029**	**310,513**	**308,545**
- property	97,603	97,052	97,052
- furniture	55,754	64,300	62,626
- equipment	141,672	149,161	148,867
Writedowns of intangible fixed assets	**281,299**	**285,075**	**282,725**
- of which goodwill	104,717	105,098	105,098
Writedowns of positive consolidation differences*	**170,491**	**157,754**	**157,754**
Writedowns of positive net equity differences*	**566**	**721**	**721**
Total	**747,385**	**754,063**	**749,745**

* For details see Section 8 of the Notes to the Accounts.

(€ '000)

Item 100 "Provisions for risks and charges"	2004	2003 restated	2003 historical
Allocations to "reserves for risks and charges":			
- sub-item d) "other reserves":	273,574	230,323	230,293
Total	**273,574**	**230,323**	**230,293**

(€ '000)

Details of Item 120 "Writedowns of loans and provisions for guarantees and commitments"	2004	2003 restated	2003 historical
Writedowns of loans:	**1,416,667**	**1,464,016**	**1,464,016**
- to banks	3,922	7,878	7,878
- to customers	1,408,148	1,456,138	1,456,138
- to associated companies (other than Group companies)	4,597	-	-
Allocations to "reserves for risks and charges":	**15,020**	**25,209**	**25,209**
- sub-item d) "other reserves": provisions for guarantees and commitments	15,020	25,209	25,209
Total	**1,431,687**	**1,489,225**	**1,489,225**

(€ '000)

Item 130 "Write-backs of loans and provisions for guarantees and commitments"	2004	2003 restated	2003 historical
- loans	511,263	494,524	494,524
- provisions for guarantees and commitments	29,654	37,422	37,422
Total	**540,917**	**531,946**	**531,946**

(€ '000)

Item 140 "Provisions to loan loss reserves"	2004	2003 restated	2003 historical
- provisions for the year	-	43,931	43,931
Total	**-**	**43,931**	**43,931**

(€ '000)

Item 150 "Writedowns of financial investments"	2004	2003 restated	2003 historical
- writedowns of securities	2,440	15,190	15,190
- writedowns of equity investments	13,302	14,968	14,968
Total	**15,742**	**30,158**	**30,158**

(€ '000)

Item 160 "Write-backs of financial investments"	2004	2003 restated	2003 historical
- write-backs of securities	6,575	15,773	15,773
- write-backs of equity investments	3,711	4,033	4,033
Total	**10,286**	**19,806**	**19,806**

(€ '000)

Item 230 "Changes in the fund for general banking risks"	2004	2003 restated	2003 historical
- new funds	-	+291	+291
- uses*	-130,371	-4,132	-4,132
Total	**-130,371**	**-3,841**	**-3,841**
**uses*			
UniCredito Italiano S.p.A.	*-116,885*		
Banca Mediocredito S.p.A.	*-5,000*		
Banca Agricola S. Marino S.A.	*-1,136*		
Grifofactoring S.p.A.	*-350*		
Pioneer Investment Management S.g.r.p.A.	*-7,000*		
Total	***-130,371***		

(€ '000)

5.1 ITEM 120 "WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS"	2004	2003 restated	2003 historical
a) Writedowns of loans:	**1,416,667**	**1,464,016**	**1,464,016**
of which:			
General writedowns for country risk	*9,658*	*4,020*	*4,020*
Other general writedowns	*199,486*	*255,725*	*255,725*
b) Provisions for guarantees and commitments	**15,020**	**25,209**	**25,209**
(Allocations to "reserves for risks and charges": sub-item d) "Other reserves")			
of which:			
general provisions for country risk	*1,176*	*300*	*300*
other general provisions	-	*7,071*	*7,071*
Totale	**1,431,687**	**1,489,225**	**1,489,225**

Section 6 - Other Items of the Profit and Loss Account

(€ '000)

	2004	2003 restated	2003 historical
30. Dividends and other revenues	**226,559**	**234,015**	**286,185**
70. Other operating income	**1,114,199**	**1,083,267**	**986,099**
110. Other operating expense	**221,592**	**214,488**	**212,705**
170. Profit (loss) from equity investments valued at net equity	**53,873**	**6,994**	**6,994**
190. Extraordinary income	**647,265**	**447,586**	**448,079**
200. Extraordinary charges	**429,562**	**232,499**	**233,480**
240. Income tax for the year	**1,036,262**	**1,334,587**	**1,385,620**
250. Minorities	**169,405**	**124,174**	**128,865**

(€ '000)

6.1 ITEM 70 "OTHER OPERATING INCOME"

	2004	2003 restated	2003 historical
Receivables from third parties:	**799,352**	**689,737**	**688,926**
- tax recoveries	205,563	191,870	191,869
- customer insurance premiums	23,644	14,206	14,206
- on deposits and current accounts	570,145	483,661	482,851
Miscellaneous income:	**314,847**	**393,197**	**296,840**
- rental income	18,396	17,821	17,821
- recoveries of various amounts due in prior periods	24,942	55,895	55,276
- miscellaneous reimbursements for costs incurred in previous periods	10,273	14,642	19,937
- other	261,236	304,839	203,806
Income on leased fixed assets	**-**	**333**	**333**
Total	**1,114,199**	**1,083,267**	**986,099**

(€ '000)

6.2 ITEM 110 "OTHER OPERATING EXPENSE"

	2004	2003 restated	2003 historical
Payments for fixed assets under financial leases	3,271	3,244	3,244
Adjustments of conditions affecting prior periods	23,885	30,168	30,168
On-payment of brokerage fees	14,625	13,170	13,170
Option premiums	1,956	10,206	10,206
Other costs	177,855	157,700	155,917
Total	**221,592**	**214,488**	**212,705**

(€ '000)

6.3 ITEM 190 "EXTRAORDINARY INCOME"

	2004	2003 restated	2003 historical
Gains on disposal of:	**185,842**	**165,273**	**165,253**
- property	133,673	94,065	94,065
- investment securities	8,210	21,626	21,626
- equity investments	39,646	37,488	37,488
- other assets	4,313	11,976	11,956
- fully consolidated equity investments	-	118	118
Other extraordinary items:	**461,423**	**282,313**	**282,826**
- surpluses from prior year provisions	171,463	96,432	96,432
- cancelled liabilities	15,680	48,083	48,083
- recoveries	2,989	1,100	1,100
- tax credit relating to prior years	155,417	60,249	60,249
- others	115,874	76,449	76,962
Total	**647,265**	**447,586**	**448,079**

(€ '000)

6.4 ITEM 200 "EXTRAORDINARY CHARGES"	2004	2003 restated	2003 historical
Losses on disposal of:	**6,401**	**18,805**	**18,805**
- property	1,578	1,588	1,588
- investment securities	1,303	8,198	8,198
- equity investments	610	3,768	3,768
- other financial fixed assets	-	2	2
- other assets	2,910	2,039	2,039
- fully consolidated equity investments	-	3,210	3,210
Extraordinary Expenses:	**423,161**	**213,694**	**214,675**
- staff leaving incentives*	246,104	31,130	31,130
- deferred taxation relating to prior years	3,994	40,661	40,661
- other	173,063	141,903	142,884
Total	**429,562**	**232,499**	**233,480**

* See Notes to Accounts, Part B Notes to Balance Sheet - Section 7.3 "Item 80 d) Other reserves for risks and charges"

(€ '000)

Item 240 "Income taxes for the year"	2004	2003 restated	2003 historical
1. Current taxes	1,141,027	1,323,610	1,374,643
2. Changes in deferred tax assets	-158,236	52,108	52,108
3. Changes in deferred taxes	53,471	-41,131	-41,131
4. Income tax for the year	**1,036,262**	**1,334,587**	**1,385,620**

(€ '000)

Item 250 "Minorities"	2004	2003 restated	2003 historical
Net profit (loss) of the following companies	**198,293**	**125,118**	**128,699**
Bank Pekao S.A. Group	161,579	91,988	91,988
Zagrebacka Banka Group	22,990	20,284	20,284
Banca Agr. Comm. Rep. S. Marino S.A.	1,964	1,904	1,904
Banca dell'Umbria 1462 S.p.A.	2,188	1,204	1,204
Locat S.p.A.	156	3,139	3,139
Cassa di Risparmio di Carpi S.p.A.	11	10	10
Banca Mediocredito S.p.A.	1,262	1,610	1,610
Bulbank A.D.	6,498	6,983	6,983
Unibanka D.D.	2,212	1,557	1,557
Xelion Doradcy Finansow	-1,280	-725	-725
Gruppo Ing Sviluppo Finanziaria	-	-3,581	-
Other	713	745	745
Adjustments on consolidation	**-28,888**	**-944**	**166**
Total	**169,405**	**124,174**	**128,865**

Section 7 - Other Notes to the Profit and Loss Account

7.1 GEOGRAPHICAL DISTRIBUTION OF INCOME

This table covers items 10, 30, 40, 60 and 70 of the profit and loss account.

(€ '000)

	2004	2003 restated	2003 historical
- Italy	11,182,435	11,746,513	11,728,058
- Other EU countries	3,072,136	1,387,282	1,387,282
- Other countries	1,446,032	2,863,534	2,863,534
Total	**15,700,603**	**15,997,329**	**15,978,874**

Section 1 - Directors and Statutory Auditors

(€ '000)

1.1 COMPENSATION	2004
a) directors	4,836
b) statutory auditors	649
	5,485

(€ '000)

1.2 LOANS AND GUARANTEES ISSUED	2004
a) directors	178,655
b) statutory auditors	333
	178,988

Amounts include transactions undertaken, in accordance with current laws with companies in which the Directors and Statutory Auditors of the Parent Company have an interest.

Section 2 - Consolidated Cash Flow Statement

(€ '000)

	2004
FUNDS GENERATED AND COLLECTED	
Funds generated from operations:	
Net profit for the period	2,130,516
Writedowns (write-backs) of loans	964,081
Provision to employee severance pay reserve	131,271
Provision to fund for general banking risks	-130,371
Provision to reserve for retirement payments and similar	24,338
Provision to taxation reserves and deferred taxes	874,819
Provision to consolidation reserve for future risks and charges	-
Provision for risks and charges - other	422,707
Provision to loan loss reserves	-68,249
Writedowns (write-backs) of intangible and tangible fixed assets	747,385
Writedowns (write-backs) of financial investments	5,456
Total funds generated from operations	**5,101,953**
Group shareholders' equity (increase in capital and reserves)	
- Capital stock	-
- Share premium reserve	-
- Reserves (other changes)	115,951
Total increase in capital and reserves	**115,951**
Increase in minority portion of shareholders' equity	**155,930**
Other funds collected:	
Negative consolidation and net equity differences	-9,574
Subordinated debt	351,702
Due to banks	-6,550,152
Due to customers (including deposits received in administration)	5,840,609
Securities in issue	15,808,644
Accrued liabilities and deferred income	382,315
Other liabilities	11,020,886
Other changes to reserves	389,879
Total changes in other funds collected	**27,234,309**
TOTAL FUNDS GENERATED AND COLLECTED	**32,608,143**
FUNDS USED AND INVESTED	
Dividends distributed and other allocations (charities, etc.)	1,090,419
Uses of provisions to the taxation reserve, employee severance pay reserve, reserves for risks and charges and fund for general banking risks	2,515,565
Cash and deposits with central banks	130,920
Loans to banks	3,740,206
Loans to customers	14,691,768
Securities	384,844
Equity investments	41,181
Intangible and tangible fixed assets (including positive consolidation differences)	611,159
Accrued income and prepaid expenses	236,214
Other assets	9,165,867
TOTAL FUNDS USED AND INVESTED	**32,608,143**

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

Annexes

Net profit and Shareholders' Equity Parent Company vs. Group.

Statement of significant equity investments pursuant to Article 126 of CONSOB Regulation No. 11971 of 14 May 1999
(List of equity investments and voting rights held, in any form, as at 31 December 2004, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/interests with voting rights in unlisted companies, directly or indirectly held.)

Net Profit and Shareholders' Equity

(€ '000)

	SHAREHOLDERS' EQUITY*	OF WHICH: NET PROFIT
UniCredito Italiano S.p.A. shareholders' equity as at 31 December 2004	**12,405,564**	**1,750,457**
Excess over book value:		
- consolidated companies	3,453,973	2,233,027
- companies valued at net equity	56,362	53,873
Dividend received by UniCredito Italiano S.p.A.	-1,725,363	-1,736,666
Other consolidation adjustments	-155,191	-170,175
Group shareholders' equity as at 31 December 2004	**14,035,345**	**2,130,516**
Minorities	1,128,908	169,405
Balance as at 31 December 2004	**15,164,253**	**2,299,921**

* Shareholders' equity is made up of: Capital, share premium reserve, reserves, revaluation reserves, retained earnings (cumulative losses) and net profit.

Statement of Significant Equity Investments pursuant to art. 126 of CONSOB Regulation 11971 dated 14 May 1999

(List of equity investments and voting rights held, in any form, as at 31 December 2004, of over 10% and equal to or greater than 20%, respectively, of capital in the form of shares/interests with voting rights in unlisted companies, directly or indirectly held; this list does not include equity investments already included in Section 3 of the Notes to the Consolidated Accounts).

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ARTEGRAFICA S.p.A.	Verona		97,50	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
B BURAGO S.p.A.	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
BE.MA.FIN. S.p.A.	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
BENTINI S.p.A.	Faenza		25,61	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
BULGARHIDROPONIK O.O.D.	Bourgas (Bulgaria)		24,81	BULBANK A.D.	(a)
CARLO ERBA REAGENTI S.p.A.	Milan		99,90	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CAROM IMMOBILIARE S.r.l.	Milan		50,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
CORCIANO CALZATURE S.p.A. (in liquidation)	Ellera Umbra		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
DELLA VALLE FINANZIARIA S.p.A. (in liquidation)	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
DELLA VALLE IMMOBILIARE S.p.A. (in liquidation)	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ELDO S.p.A. (in receivership)	Rome		85,43 14,29	UNICREDIT BANCA D'IMPRESA S.p.A. UNICREDIT BANCA S.p.A.	(b) (b)
F.I.M. FONDERIA INDUSTRIE MECCANICHE S.p.A.	Segusino		60,97	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
FI.MA. S.r.l.	Perugia		100,00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI INGEGNERIA S.p.A. (in receivership)	Perugia		30,05	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI INVESTIMENTI S.p.A. (in receivership)	Perugia		30,00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FIORONI SISTEMA S.p.A. (in receivership)	Perugia		26,18	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
FONDERIA METALLI CONVEYORS S.r.l.	Monte Marenzo		90,00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
G.E. GRUPPO ELDO S.p.A. (in receivership)	Rome		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)

(Statement of significant equity investments continued)

NAME	MAIN OFFICE	% HELD DIRECT	% HELD INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
G.I.A.R. GESTIONE ITALIANA AZIENDE RIUNITE S.p.A.	Rome		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
GRADSKI PODRUM D.D. (in liquidation)	Zagabria		54,76 15,04	ZABA TURIZAM D.O.O. ZAGREBACKA BANKA D.D.	(a) (a)
GRAND HOTEL SAVOIA S.p.A.	Cortina D'Ampezzo (BL)		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
HASSER IMMOBILIARE S.r.l.	Rome		50,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
HERACLIA S.r.l.	San Donà di Piave (VE)		100,00	UNICREDIT BANCA S.p.A.	(b)
I.C.M. S.p.A. (in liquidation)	Rezzato (BS)		61,00	UNICREDIT BANCA S.p.A.	(b)
I.M.E.S. INDUSTRIA MECCANICA E STAMPAGGIO S.p.A.	Sumirago (VA)		100,00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
IFEM S.p.A.	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
IGICOR S.p.A. (in liquidation)	Verona		100,00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
IMAT S.p.A. (in liquidation)	Castel San Pietro Terme (BO)		96,67	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
IMM.EDIL.SEI S.r.l.	Rome		50,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
INTERPORTO Rome EST S.p.A.	Rome		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ISTRA GOLF D.O.O.	Umag (Croazia)		100,00	ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM D.D.	(a)
ITALTEL S.p.A.	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
JUNIORS' PLAYTIME S.r.l. (in liquidation)	Pianoro (BO)		23,91	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
LASER S.r.l. (in liquidation)	Milan		22,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
MANDA-INVEST, DIONICKO DRUSTVO ZA FINANCIJSKE USLUGE, USLUGE MARKETINGA, TE UGOSTITELJSKU I TURISTICKU DJELATNOST (in liquidation)	Zagreb (Croatia)		50,00	ZAGREBACKA BANKA D.D.	(a)
MEGADYNE INTERMEDIA S.r.l.	Mathi (TO)		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
MONDUZZI EDITORE S.p.A	Bologna		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
MOTEL LE QUERCE S.r.l.	Perugia		32,50	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
NOICOM S.p.A.	Turin		50,00	UNICREDIT BANCA MEDIOCREDITO S.p.A.	(b)
NESTOR 2000 S.p.r.l.	Brussels	39,40		UNICREDITO ITALIANO S.p.A.	(a)
NORD AUTO PIMAZZONI S.p.A. (in liquidation)	Verona		50,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
NOWE OGRODY SP.ZO.O.	Gdansk (Poland)		94,00	PEKAO DEVELOPMENT SP.Z O.O.	(a)
ORABASE INTERNATIONAL S.p.A.	Torri di Quartesolo (VI)		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PANEM ITALIA S.p.A.	Muggiò (MI)		80,88	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
PASC S.r.l. (in bankruptcy)	Rome		100,00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
PERLINI INTERNATIONAL S.p.A.	San Bonifacio (VR)		40,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
RISTORANTE TRASIMENO S.r.l.	Perugia		57,00	BANCA DELL'UMBRIA 1462 S.p.A.	(b)
S.I.F.A. SOCIETÀ INDUSTRIALE FINANZIARIA S.p.A. (in liquidation)	Reana del Royale (UD)		37,04	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
SAET - SOCIETÀ APPLICAZIONI ELETTRO TERMICHE S.p.A.	Turin		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
SAN GIUSTO SEA CENTER S.p.A.	Trieste		86,72	UNICREDIT BANCA S.p.A.	(b)
SERVIZI VENETI ECOLOGICI S.p.A.(in bankruptcy)	Rovigo		79,66	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)
SIATA Soc. Industria Attrezzature Turistiche Alberghiere S.p.A. (in bankruptcy)	Campobasso		100,00	UNICREDIT PRIVATE BANKING S.p.A.	(b)
SUNTO S.r.l.	Milan		80,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TIESSE TEXTILE SERVICE S.r.l. (in liquidation)	Milan		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TREVITEX S.p.A. (in bankruptcy)	Milan		44,49	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
TURISTINVEST, PODUZECE ZA USLUGE, POSREDOVANJE, KONZALTING I FINANCIJSKI INZENJERING U TURIZMU, D.O.O. (in liquidation)	Zagreb (Croatia)		100,00	ZAGREBACKA BANKA D.D.	(a)
V.I.C.I.M.I. S.r.l.	Vicenza		100,00	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
VIRGINIA S.r.l.	Modena		58,94	UNICREDIT BANCA S.p.A.	(b)
ZANARDI FONDERIE S.p.A.	Minerbe (VR)		47,92	UNICREDIT BANCA D'IMPRESA S.p.A.	(b)
ZUGLIA S.r.l. (in liquidation)	Vicenza		100,00	UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI	(b)

a Investment and trading securities
b Pledge





EXTERNAL AUDITOR'S REPORT





KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the consolidated financial statements of UniCredito Italiano Group as at and for the year ended 31 December 2004. These financial statements are the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the financial statements of certain subsidiaries, representing approximately 7% and 14% of consolidated assets and consolidated interest income and similar revenues, respectively, rests with other auditors.

As required by relevant legislation and disclosed in the notes, the Bank has restated comparative figures relative to the consolidated financial statements at 31 December 2003 in order to make a comparison with figures at 31 December 2004 more meaningful. We have not audited such restated figures.

The comparative figures relative to the annual consolidated financial statements of the previous year as originally presented were audited by other auditors and reference should be made to their report dated 5 April 2004.



3 In our opinion, the consolidated financial statements of UniCredito Italiano Group as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the group.

Milan, 5 April 2005

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

UniCredit

UniCredito Italiano SpA Report and Accounts 2004

UniCredito Italiano
Italian Joint Stock Company
Registered office: Genoa, Via Dante, 1
General management: Milan, Piazza Cordusio
Registered in Genoa Trade and Companies Register (Court of Genoa)
Tax Code and VAT Reg. No. 00348170101
Entered in the Register of Banks and Parent Company of the UniCredito
Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital stock: €3,168,354,641.50 fully paid in

REPORT ON OPERATIONS

Note to the Report on Operations

The following conventional symbols have been used in the tables:

- A dash (-) indicates that the item/figure is inexistent.
- Two stops (..) or (n.s.) when the figures do not reach the minimum considered significant or are not in any case considered significant.
- "N/A" indicates that the figure is not available.
- "XXX" figures note to be indicated.

Unless otherwise indicated, all amounts are in millions of euros.

To the Shareholders,

Net profit for the year was €1,750 million, slightly lower (by 2.4%) than the €1,793 million for the previous year. The net profit was affected in the main by the following items of the profit and loss account:

- operating profit, net of dividends from Group companies, increased by €35 million, thus totalling - €200 million compared to - €235 million for the previous year;
- dividends from Group companies fell by €124 million from €1,857 million in 2003 to €1,733 million for the period just ended, mainly due to lower dividends from Unicredit Banca, Unicredit Banca Mobiliare and Zagrebacka;
- writedowns and provisions, corrected for the change in Fund for General Banking Risk, fell by approximately €42 million compared with 2003;
- net extraordinary income improved by €38 million over the previous year to €121 million compared with €83 million for 2003.

These results allow it to be proposed at the shareholders' meeting to distribute a dividend per share of €0.205 for common shares and €0.220 for savings shares, both of which are higher by 20% and 18% respectively, than the prior year dividends. The proposed dividends take account of a further allocation of €0.003 corresponding to the portion related to own shares repurchased by the company. As a percentage of average stock prices for the year these amounts were 5.02% for common shares (4.32% in 2003) and 5.35% for savings shares (4.87% in the previous year).

BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

Based on the above, the balance sheet and profit and loss account figures as at 31 December 2004 and the two previous periods are provided below.

The extraordinary transactions performed in 2002 mean that any comparison between the operating results for 2002 and subsequent years is of little relevance.

The comparison of the profit and loss accounts for 2003 and 2004, as explained in more detail in the relevant section, is also affected by operations to reorganise the property assets of the UCI Group performed during 2003.

(€ million)

BALANCE SHEET

	AMOUNTS AT		
	31.12.2004	**31.12.2003**	**31.12.2002**
Assets			
Cash and deposits with central banks and post offices	42	49	45
Due from:			
- customers	11,674	13,149	13,253
- banks	62,964	59,263	52,352
Trading securities	3,162	2,776	2,540
Fixed assets:			
- investment securities	17,570	15,697	13,874
- equity investments	14,761	14,773	12,147
- intangible and tangible fixed assets	36	43	1,177
- own shares	358	-	-
Other assets	5,956	6,760	6,267
Total assets	**116,523**	**112,510**	**101,655**
Liabilities and shareholders' equity			
Deposits:			
- Due to customers	7,133	6,793	5,359
- Securities in issue	40,068	28,785	20,059
- Due to banks	43,309	51,949	51,140
Specific reserves	996	1,262	2,545
Other liabilities	5,387	4,980	3,702
Loan loss reserves	-	15	17
Subordinated debt	7,225	6,874	7,775
Shareholders' equity:			
- Capital and reserves	10,655	10,059	9,660
- Net profit	1,750	1,793	1,398
Total liabilities and shareholders' equity	**116,523**	**112,510**	**101,655**
Guarantees and commitments			
Guarantees given	21,575	5,327	3,520
Commitments	7,326	6,893	4,620

Note: The comparison with previous years is affected to varying degrees by the extraordinary transactions performed during the three-year period. In particular the change in fixed assets is affected by the transfer made in 2003 to Cordusio Immobiliare and to UniCredit Real Estate.

(€ million)

PROFIT AND LOSS ACCOUNT

	2004	2003	2002
Net interest	-171	-148	1,025
Dividends	1,945	2,049	2,179
Net interest income	**1,774**	**1,901**	**3,204**
Net commission	84	70	664
Trading profits (losses)	24	52	87
Net non-interest income	**108**	**122**	**751**
TOTAL REVENUES	**1,882**	**2,023**	**3,955**
Payroll costs	-224	-235	-756
Other administrative expenses	-209	-241	-611
Net other income	102	131	316
Writedowns of tangible and intangible fixed assets	-18	-35	-117
Operating expenses	**-349**	**-380**	**-1,168**
OPERATING PROFIT	**1,533**	**1,643**	**2,787**
Provisions for risks and charges	-83	-26	-54
Net writedowns of loans and provisions for guarantees and commitments	-	12	-42
Allocation to loan loss reserve	-	-	-
Net writedowns of financial investments	-71	-65	-628
Total writedowns and provisions	**-154**	**-79**	**-724**
PROFIT BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**1,379**	**1,564**	**2,063**
Extraordinary income (charges) - net	121	83	196
Change in fund for general banking risks	117	-	-
Income taxes for the year	133	146	-861
NET PROFIT FOR THE YEAR	**1,750**	**1,793**	**1,398**

Note The comparison with previous years is affected to varying degrees by the extraordinary transactions performed during the three-year period. In particular, the profit and loss account for 2002 includes the results, though not their value, for the first half of the year for the companies merged under the S3 project (Rolo, Cariverona, CRT, Cassamarca, Caritro, CR Trieste and Credit Carimonte). In addition, beginning from 2003 dividends and taxes are shown net of the tax credit on dividends to be paid and from 2004 on other dividends
Net profit, however, is essentially comparable throughout the different years in that the financial effects of the extraordinary transactions are largely offset by changes in the opposite direction in dividends paid by Group companies.

Human Resources

PERSONNEL CHANGES

As at 31 December 2004, UniCredito Italiano had 1,607 employees, an increase of 51 employees over the previous year. This increase was due to the combined effect of the following:

- reduction of 29 staff on 1 November 2004 following transformation of the Luxembourg Branch into UniCredit International Bank (Luxembourg) S.A.;
- an increase of 80 staff (in part from the former ING Group) following the creation of an equal number of new jobs to cover positions needed for centralisation purposes within the Parent Company to provide support activities for the other Group companies, business and co-ordination/guidance, and to strengthen the units responsible for the development/co-ordination of the initiatives in Eastern Europe.

During the year leaving incentive payments continued to be made to staff with pension rights.

For 2004, the average number of staff, determined on the basis of end-of-month figures, was 1,598 employees, of which 94 were part-time employees.

Changes in the number and composition of staff by category are provided in the table below.

CATEGORY	31.12.2004		31.12.2003		change
	total	of which: outside Italy	total	of which: outside Italy	in total
Senior managers	194	31	184	34	+ 10
4th and 3rd level Managers	561	69	538	77	+ 23
2nd and 1st level Managers	218	7	203	12	+ 15
Remaining staff	634	131	631	153	+ 3
Total	**1,607**	**238**	**1,556**	**276**	**+ 51**
of which, part-time staff	*99*		*96*		*+ 3*

The tables below provide a breakdown of personnel by seniority and age category.

BREAKDOWN BY SENIORITY	31.12.2004		31.12.2003	
	number	percent.	number	percent.
Up to 10	634	39.5%	563	36.2%
From 11 to 20 years	282	17.5%	282	18.1%
From 21 to 30 years	506	31.5%	512	32.9%
Over 30	185	11.5%	199	12.8%
Total	**1,607**	**100.0%**	**1,556**	**100.0%**

BREAKDOWN BY AGE

	31.12.2004		31.12.2003	
	number	percent.	number	percent.
Up to 30	125	7.8%	122	7.8%
From 31 to 40	467	29.0%	435	28.0%
From 41 to 50	641	39.9%	658	42.3%
Over 50	374	23.3%	341	21.9%
Total	**1,607**	**100.0%**	**1,556**	**100.0%**

As regards qualifications, approximately 39% (compared with 36% as at 31 December 2003) of UniCredito Italiano staff have a university degree (primarily in economics, banking and law). If only Senior Managers and Managers are taken into account, the percentage of those holding a university degree is 51% (previously 48%).

Women represented 39% of total staff, 2% more than in the previous year.

As regards training, managerial development, the Group's shareholding plan, union relations, the environment and work safety, please refer to the Consolidated Report and Accounts and the Social and Environmental Report, which deal with these points.

Main Business Areas

BRANCHES AND REPRESENTATIVE OFFICES ABROAD

During 2004 the process of rationalising the international network began and this was completed in part during the year with the closure of the Capodistria Representative Office, the closure of the Grand Cayman branch and the conversion of the Luxembourg branch into a bank under Luxembourg law specialising mainly in Private Banking. A start has also now been made on the closure of the Budapest, Buenos Aires, Chicago and Frankfurt representative offices, and the Singapore branch, and downsizing London branch which will be used exclusively for Group treasury operations. The Guangzhou (China) representative office, on the other hand, will shortly be opening.

As in the past, the international network provided appropriate support for the activities of Correspondent Banking in accordance with Group policy.

At the end of 2004 the number of branches had been reduced to 5 (London, New York, Hong Kong, Singapore and Paris) while the number of representative offices had fallen to 10 as a result of the mentioned closure of Capodistria.

INTERNATIONAL AND CORRESPONDENT BANKING

In 2004 Correspondent Banking concentrated:

- on the development of even more effective commercial activities in the key foreign markets for Group customers, with the aim of providing an increasingly comprehensive response to their needs. In this context new co-operation agreements were signed with Société Tunisienne de Banque-Tunisi (Tunisia), ICICI Bank-Mumbai (India), Danske Bank Group (Denmark, Finland, Norway, Sweden), and Dexia Bank Belgium-Bruxelles (Benelux), all leading commercial banks with an extensive network of branches specialising in a number of sectors;
- increasing use of the Group's structures outside Italy, focusing particularly on New Europe. Thanks to our extensive coverage in this area our Group is now able to present itself to correspondents throughout the world as the ideal gateway for handling transactions into and out of Central and Eastern Europe;
- the optimisation of the use of risk mitigation tools in the area of Trade and Export Finance through a new agreement signed with the Asian Development Bank which comes on top of another similar existing agreement with the European Bank for Reconstruction and Development, and a framework agreement with SACE.

GLOBAL INVESTOR SERVICES

During 2004 Global Investor Services consolidated its activities, focusing on the development of products and services in core sectors, particularly aimed at counterparties outside of the Group.

Custody and Settlement

In Custody and Settlement the emphasis was on further improvement in service levels and a reduction in operational risk, through the automation of processes relating to corporate events and monitoring the quality of service provided by external sub-custodians.

Custodian Bank

With regard to Custodian Bank activities two major pension funds acquired in 2003 (Eurofer and FONDAPI) were launched during the period. The relationship with the Cassa di Previdenza dei Dottori Commercialisti was further strengthened and consolidated, while an important mandate was won from Fondoposte.

Business development naturally continued through participation in a number of tenders, still in progress, aimed at winning new mandates.

Certain legislative and regulatory changes have opened up the possibility, which is likely to present itself in 2005, of extending the Custodian Bank activity to third parties by adding to the existing offer also a quota calculation service (Fund accounting).

Correspondent Banking

Finally, Correspondent Banking was characterised by the award of the American Express mandate. In fact the Italian business of the US company was acquired, involving contracts with 40 Italian placement Banks for the Amex SICAV.
The project to take over the Correspondent Banking mandates of the twenty SICAVs distributed by Xelion also began.

CORPORATE GROUP TREASURY AND CAPITAL MARKETS

Following the start-up of the Group model based on Segment Banks in January 2003, Corporate Group Treasury and Capital Markets is now responsible for the following activities:
- participation in interbank markets and payment system circuits;
- the hedging of interest rate and liquidity risk through the use of derivative and cash instruments;
- the supply of securities for repo transactions with customers.

In 2004 CGT & CM activities in the E-MID market declined significantly from the previous year. Considering maturities under a year, Treasury brokered total volumes of approximately €129.3 billion compared to €202.6 billion in 2002.

CGT & CM is active in all key euro settlement systems, settling a total transaction volume of €4,300 billion during 2004. It also participated actively in the new global system for foreign currency transactions, Continuous Linked System Settlement (CLSS), settling transactions totalling approximately €110 billion (€100 billion in 2003) for its own account and on behalf of UniCredit Banca Mobiliare (UBM), UniCredito Italiano Ireland and UniCredito London branch.

In 2004, the participation of the CGT & CM in the weekly auctions of the European Central Bank generated volumes of €184.2 billion (€48.6 billion in the previous year, when the auctions took place fortnightly). Refinancing transactions took place in the main in the latter half of the year, for a total of €135.7 billion (€29.4 billion in the second half of 2003) compared to €48.5 billion in the first half (€19.2 in the corresponding period of 2003). As a percentage of the total transacted in Italy, the amount transacted in 2004 remained virtually unchanged at the high levels of 2003 (38%), confirming the CGT & CM position as a key player. Taken as a percentage of ECB's euro zone total refinancing transactions, the share transacted reversed the trend, increasing to 1.6% in 2004 as against 0.9% in 2003.

Loans to Customers

LOANS TO CUSTOMERS

Loans to customers as at 31 December 2004 were €11,674 million, €1,475 million lower than the previous year. The share of loans granted to Group Companies was 89% compared with 87% at the end of 2003.

(€ million)

CUSTOMERS	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Performing loans	11,669	13,074	- 1,405	- 10.7%
Non-performing loans	5	14	- 9	- 64.3%
Repo transactions	-	61	- 61	- 100.0%
Total loans to customers	**11,674**	**13,149**	**- 1,475**	**- 11.2%**
of which: - Units operating in Italy	*10,396*	*11,522*	*- 1,126*	*- 9.8%*
- Units operating abroad	*1,278*	*1,627*	*- 349*	*- 21.5%*

The reduction of approximately 10% in loans to customers by Italian units was due mainly to a decrease in loans to Group companies (in particular to Locat. which during the year carried out substantial securitisation transactions using its own loans).

The €349 million decrease in loans by foreign branches was mainly due to the fact that Luxembourg Branch during the year was transformed into a bank under Luxembourg law.

Bad and Doubtful Debts

ASSET QUALITY

Bad and doubtful debts, thanks to collections made during the year and transfers to performing loans, were almost completely cancelled out and at the end of 2004 stood at €8 million compared with €85 million at the end of the previous year. In addition to this amount, there were loans to countries at risk and other doubtful loans to banks of €17 million, down by half over the end of 2003.

(€ million)

ASSET QUALITY	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Non-performing loans	5	14	- 9	- 64.3%
Doubtful loans	2	49	- 47	- 95.9%
Restructured loans	-	2	- 2	- 100.0%
Loans to high-risk countries	1	20	- 19	- 95.0%
Total bad and doubtful debts (customers)	**8**	**85**	**- 77**	**- 90.6%**
Performing loans	11,666	13,064	- 1,398	- 10.7%
Total loans to customers	**11,674**	**13,149**	**- 1,475**	**- 11.2%**
Other bad and doubtful debts:				
Loans to high risk countries - Banks	17	33	- 16	- 48.5%
Others bad and doubtful debts- Banks	-	1	- 1	- 100.0%

Customer Deposits

Deposits from customers and securities in issue totalled €47,201 million, an increase of €11,623 million over the end of 2003. Foreign branches accounted for approximately 60% of this total and Italian branches for the remaining 40%.

(€ million)

DEPOSITS FROM CUSTOMERS AND SECURITIES IN ISSUE	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Due to customers	7,133	6,793	+ 340	+5.0%
Securities in issue	40,068	28,785	+ 11,283	+39.2%
Total deposits from customers and securities in issue	**47,201**	**35,578**	**+ 11,623**	**+32.7%**
of which: - Units operating in Italy	*18,911*	*8,281*	*+ 10,630*	*+128.4%*
- Units operating abroad	*28,290*	*27,297*	*+ 993*	*+3.6%*

Due to customers totalled €7,133 million, up slightly from the previous year, while Securities in issue totalled €40,068 million, compared to €28,785 million at the end of 2003.
The increase in Due to customers of around 5% was essentially attributable to growth in foreign branches' deposits.

The increase in Securities in issue, of €11,283 million, was mainly due to bond issues carried out during 2004 in an effort to optimise the Group's maturity structure. Certificates of deposit remained stable, but the contribution of individual foreign branches changed significantly; in particular there was a strong increase in deposits with New York branch and a reduction at London branch, while deposits with Luxembourg branch ceased following its transformation into a bank under Luxembourg law.

BREAKDOWN OF TOTAL DIRECT CUSTOMER DEPOSITS

As at 31 December 2004 amounts due to customers almost entirely comprised current accounts, while those represented by Securities in issue showed a shift in the total breakdown in percentage terms: the share of Certificates of Deposit changed from 83% in 2003 to around 60% in 2004 and bond issues increased from 17% in 2003 to 40% in 2004.
In the breakdown by currencies, 49% of total deposits (customer deposits and securities in issue) were in euros.

Securities Portfolio and Interbank Position

STRUCTURAL LIQUIDITY

As mentioned, the centralisation of treasury activities has resulted in increased activities with group companies and banks.
This is evident both from the substantial share in the investment securities portfolio of securities issued by Group companies, and interbank positions which, both on the assets and liabilities side, showed significant transaction volumes with Group counterparties.

SECURITIES PORTFOLIO

The securities portfolio totalled €20,732 million, which was €2,259 million above the comparable figure at year-end 2003 as a result of a significant increase in investment securities (up by €1,873 million), and a smaller increase in trading securities (up by €386 million).

(€ million)

SECURITIES PORTFOLIO	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Investment securities	17,570	15,697	+ 1,873	+11.9%
Trading securities	3,162	2,776	+ 386	+13.9%
- Debt securities	2,824	2,486	+ 338	+13.6%
- Equities	338	290	+ 48	+16.6%
Total investment and trading securities	**20,732**	**18,473**	**+ 2,259**	**+12.2%**
of which: - Units operating in Italy	*20,371*	*17,302*	*+ 3,069*	*+17.7%*
- Units operating abroad	*361*	*1,171*	*- 810*	*-69.2%*

The change in the total was due largely to an increase in the securities portfolios of Italian units (up by €3 billion approximately) combined with a decrease in foreign branches' securities portfolios as a result of the transformation of Luxembourg branch into a bank (down by €0.8 billion, approximately, in investment securities). The increase in investment securities portfolios held by Italian units was due essentially to an increase in the Group component (acquisition in

March 2004 of new issues by UniCredit Banca per la Casa in the amount of €2,780 million and Banca dell'Umbria worth €100 million).

PORTFOLIO COMPOSITION

The investment portfolio, which was €17,570 million (up by €1,873 million over end 2003), consisted of €1,528 million (down by €855 million) Italian government securities, €15,879 million (up by €2,715 million) other debt securities and €163 million (up by €13 million) equities. Other securities included securities of Group companies worth €14,853 million, securities resulting from securitisation transactions of about €206 million, and from restructured loans of €39 million.

As at 31 December 2004, trading securities, totalled €3,162 million (up by €386 million compared with the previous year), consisting of government securities of about €687 million (down by €28 million), other securities of €2.137 million (up by €366 million) including securities resulting from securitisation transactions of €1,003 million, and equities of €338 million (up by €48 million).

See the details provided in the Notes to the Accounts, Part A) - Section 1 ("Description of accounting policies") and Part B) - Section 2 ("Securities") for the criteria used for the valuation of securities and for classifying items as investment or trading securities.

INTERBANK POSITION

The net interbank position increased by more than €12 billion in 2004, from €7,314 million at the end of 2003 to €19,655 million in 2004.
The substantial change in the net interbank position is reflected in the increase in loans to banks (up by €3.7 billion) and the simultaneous reduction in interbank deposits (down by €8.6 billion); in particular there was a sharp contraction in interbank demand deposits, replaced in part by technical forms of interbank deposits like time deposits and in part by technical forms of medium and long-term structural deposits (mainly issues of bonds in public and private markets).

(€ million)

INTERBANK POSITION

	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Loans to banks	**62,964**	**59,263**	**+ 3,701**	**+6.2%**
Units operating in Italy	*62,548*	*57,494*	*+ 5,054*	*+8.8%*
Units operating abroad	*416*	*1,769*	*- 1,353*	*-76.5%*
Due to banks	**43,309**	**51,949**	**- 8,640**	**-16.6%**
Units operating in Italy	*39,585*	*47,953*	*- 8,368*	*-17.5%*
Units operating abroad	*3,724*	*3,996*	*- 272*	*-6.8%*
Net interbank position	**19,655**	**7,314**	**+ 12,341**	
of which: - Units operating in Italy	*22,963*	*9,541*	*+ 13,422*	
- Units operating abroad	*-3,308*	*-2,227*	*- 1,081*	

Equity Investments

As at 31 December 2004, equity investments totalled €14,761 million, largely unchanged compared with the previous year.

(€ million)

EQUITY INVESTMENTS	AS AT		CHANGE	
	31.12.2004	31.12.2003	amount	percent.
Equity investments	3,107	3,150	- 43	-1.4%
Equity investments in Group companies	11,654	11,623	+ 31	+0.3%
Total equity investments	**14,761**	**14,773**	- 12	-0.1%

As described in various sections of the Consolidated Report, which may be consulted for additional information, during the year numerous transactions were carried out to rationalise the Group's activities and to consolidate and strengthen its competitive position. A brief description is provided below of the main initiatives reflected in the changes to the Group's portfolio. For further details please refer to the Notes to the Accounts.

EQUITY INVESTMENTS IN GROUP COMPANIES

Equity investments in Group companies increased by €31 million during the year due mainly to the following transactions:

- acquisition of Locat shares for a total of €35.5 million, carried out in a number of phases in order to take full control of the company. Following our offer to purchase in 2003, which took our share in Locat to 94.90% at the end of 2003, in February 2004 a residual public offer was made in which 25.7 million shares were delivered with a value of €26.4 million. In June Locat management and staff - who were stock option beneficiaries under the medium-term bonus plan - acquired 5.3 million Locat shares at a total cost of €5.6 million. Finally, in September, a further 2.6 million Locat shares were acquired at a total cost of €2.8 million, by virtue of the squeeze out (an undertaking given at the time of the residual public offering to exercise the right to purchase residual shares in circulation), plus 700,000 shares (delivered in the previous offers and for which the restriction expired in September) at a cost of €700,000. Our stake in Locat as at 31 December was therefore 99.83%;
- capitalisation of UniCredit Leasing Romania S.A., in the amount of €3.6 million and UniCredit Romania in the amount of €29.9 million. This was aimed at strengthening the equity structure of the subsidiary as well as allowing it to continue on its positive growth trend;
- acquisition of shares in UniCredit Banca Mediocredito for a total value of €14.2 million taking the holding to 95.96%;
- setting up of UniCredit International Bank (Luxembourg) S.A., with the aim of offering products

and services to the private banking segment, with capital of €20 million subscribed by means of the transfer of the business of Luxembourg branch;
- rationalisation of the Irish companies involving CR Trieste Ireland, which was wound up, and Cariverona Ireland, which was sold to UniCredito Italiano Bank (Ireland). Taking into account both the repayment of profit, capital and reserves by CR Trieste and Cariverona Ireland, and the increase in capital of UniCredit Ireland, the carrying value of the companies involved in the restructuring fell during the year by €6.8 million;
- sale to Simest S.p.A. - whose purpose is to invest in non-EU companies sponsored or partially owned by Italian companies - of a 1.22% stake in Zivnostenska Banka d.d. for a total price of €2.5 million;
- writedowns of approximately €66 million in the book value of equity investments, net of write-backs, due mainly to the adjustments made to shareholders' equity in respect of UniCredit Xelion Banca (€34.8 million), Sviluppo Finanziaria (€17.6 million) and Uniriscossioni (€7.7 million).

OTHER EQUITY INVESTMENTS

Equity investments in non-Group companies fell by €43 million following the sale of certain holdings considered to be non-strategic, as described in the Consolidated Report, bringing in a total of €59 million with €21.7 million of added value, and net write-backs of €9.4 million. These reductions were in part offset by acquisitions of €2 million (Compagnia Investimento e Sviluppo C.I.S. SpA and Veneto Sviluppo SpA) and capital contributions of €2.5 million (Synesis Finanziaria SpA and Selezione Terza Srl).

PERFORMANCE OF GROUP SUBSIDIARIES

A summary of the operating performance of the main subsidiaries in the various areas of the Group's operations is provided in the Consolidated Report and Accounts, which should be reviewed for further information.

Shareholders' Equity, Subordinated Debt and Capital Ratios

SHAREHOLDERS' EQUITY

As at 31 December 2004 shareholders' equity was €12,405 million compared to €11,852 million at the end of the previous year. The increase was attributable to net profit for the period, partly offset by the distribution of dividends for 2003 and a change in the fund for general banking risks.

(€ million)

SHAREHOLDERS' EQUITY	
Balance as at 31.12.2003	**11,852**
Increases:	
Net profit for the period	1,750
Decreases:	
Dividends distributed	-1.080
Change in fund for general banking risks	-117
Balance as atl 31.12.2004	**12,405**

For further details on changes in shareholders' equity see the Notes to the Accounts (Part B, Section 8).

SUBORDINATED DEBT

During the year, two new issues totalling €1,000 million were launched to maintain adequate Group capitalisation and cover subordinated loans maturing for around €625 million. Taking into account the negative effect of exchange rate fluctuations of approximately €25 million on transactions denominated in dollars, subordinated debt increased by €350 million in the year reaching €7,225 million at year-end.

Finally, bearing in mind the maturity dates of outstanding loans, the amount that may be included for the determination of capital for regulatory purposes was €7,216 million (of which €870 million was Tier 1 capital) compared to €6,267 million at year-end 2003.

CAPITAL FOR REGULATORY PURPOSES AND RATIOS

Capital for regulatory purposes was €17,605 million, of which €11,339 million was Tier 1 capital, compared to €16,618 million as at 31 December 2003.

The capital ratio obtained by dividing regulatory capital by total risk-weighted assets was 31.20%, a relatively meaningless figure, which reflects the particular equity structure of the Company. The capital ratio relating to credit-risk-weighted assets only was 32.3%, with weighted assets of €54.5 billion, an increase of 3.7% compared to the previous year.

Operating Profit

The table below shows the profit and loss account for 2004, as far as the operating profit, along with a comparison with 2003 where, for meaningful comparison, dividends are shown net of tax credits (of around €21 million).

The transfer of real estate properties to UniCredit Real Estate and to Cordusio Immobiliare that took place on 1 April 2003 resulted in an inconsistency from this date onwards in certain items, and in particular in certain components of administrative costs, payroll costs, writedowns of fixed assets and other operating income (rental income).

(€ million)

OPERATING PROFIT

	YEAR		CHANGE	
	2004	2003	P&L	percent.
Interest income	1,966	2,739	- 773	- 28.2%
Interest expense	-2,137	-2,887	+ 750	- 26.0%
Net interest	*-171*	*-148*	*- 23*	*+ 15.5%*
Dividends from non-Group companies[1]	212	171	+ 41	+ 24.0%
NET INTEREST INCOME (excl. Group Company dividends)	**41**	**23**	**+ 18**	**+ 78.3%**
Commission income	121	105	+ 16	+ 15.2%
Commission expense	-37	-35	- 2	+ 5.7%
Net commission	*84*	*70*	*+ 14*	*+ 20.0%*
Trading profits (losses)	24	52	- 28	- 53.8%
Net non-interest income	**108**	**122**	**- 14**	**- 11.5%**
TOTAL REVENUES	**149**	**145**	**+ 4**	**+ 2.8%**
Payroll costs	-224	-235	+ 11	- 4.7%
Other administrative expenses	-209	-241	+ 32	- 13.3%
Other operating expense	-23	-47	+ 24	- 51.1%
Other operating income	125	178	- 53	- 29.8%
Writedowns of tangible and intangible fixed assets	-18	-35	+ 17	- 48.6%
Operating costs	**-349**	**-380**	**+ 31**	**- 8.2%**
OPERATING PROFIT (excl. Group Company dividends)	**-200**	**-235**	**+ 35**	**- 14.9%**
Dividends from Group companies	1,733	1,857	- 124	- 6.7%
OPERATING PROFIT	**1,533**	**1,622**	**- 89**	**- 5,5%**

1. 2003 amounts are stated, for the sake of consistency, net of tax credits on dividends (equal to €21 million)

NET INTEREST INCOME

Interest income, net of Group company dividends, was €41 million, resulting from net interest of - €171 million and dividends from non-Group companies of €212 million. This same item in 2003 showed a balance of €23 million comprising net interest of - €148 million and dividends of €171 million.

Compared with 2003, therefore, there was an improvement of €18 million. Net interest earned by the Parent Company fell mainly due to transactions aimed at optimising the allocation of capital by increasing the proportion of dividends received from non-Group companies.

Dividends from non-Group companies showed a net improvement due both to the abovementioned transactions and the greater contribution by portfolio equity investments. In particular, there was an increase in the dividends received from Mediobanca, Schemaventotto and Generali.

Dividends received from Group companies were €1,733 million, as detailed in the Notes to the Accounts.

NET NON-INTEREST INCOME

Net commissions were €84 million, an increase over the prior period of approximately €14 million, essentially due to increased activity in Depositary Bank and Custody and Settlement services for securities and commissions earned by the partnership with Poste Italiane. Commission income earned from commercial activities of foreign operating branches was basically offset by commission expenses paid mainly on asset management services by Pioneer Dublin.

Income from trading amounted to €24 million, down by €28 million on the previous year, mainly due to the decline in profits on currency trading. In 2004 this item comprised €2 million from currencies and €22 million from securities and trading derivatives.
Non-interest income thus totalled €108 million, down from 2003 as a result of the lower contribution from trading, partly offset by the increase in net commissions.

OPERATING COSTS

Net of expense reimbursements, operating expenses totalled €349 million, compared to €380 in 2003, a significant improvement of approximately €31 million (or 8.2%) due to the tight containment measures implemented during the year.

Payroll costs fell compared with 2003 by approximately €11 million (or 4.7%), from €235 million to €224 million. This change was due to:
- an increase of approximately 2.6% (net of lower costs resulting from the move – with effect from 1 April 2003 – of 234 staff to UniCredit Real Estate) due to staff recruitment, payment of contractual holiday pay and provisions for the renewal of the national collective labour agreement, as well as management initiatives;
- a decrease of approximately 7.5% attributable to lower provisions associated with different taxation of the bonus system (introduction of performance shares), a lower return and adjustment of the mathematical reserves for Group pension funds and – finally – rationalisation of the foreign network.

Other administrative expenses decreased by approximately €32 million compared to 2003 (i.e., by 13.3%), due mainly to the combined effect of lower professional fees (down by €5.5 million, mainly for projects), lower expenditure on advertising (down by €17.5 million, essentially due to the Institutional Campaign carried out in 2003), lower property-related expenses (down by €10.3 million for rental and maintenance expenses due to our real-estate management activities (Group Service) in the first quarter of 2003), and the reduction in minor taxes and duties (down by €1.4 million), partly offset by the increased cost of provision of third party services (up by €5.8 million, of which €4 million was mainly related to UniCredit Produzioni Accentrate and UniCredit Servizi Informativi, and €1.1 million to UniCredit Audit).

Net operating income, including reimbursements made by Group companies, totalled approximately €102 million, down by €29 million compared to 2003, essentially because of lower, rental and sub-rental expenses of third party propertys by €63.9 million (due to the transfer of property assets that took place at the end of the first quarter of 2003), in part offset by higher recoveries from service centres, and for Parent Company personnel seconded to other Group companies, of approximately €3.5 million, approximately €12.6 million from the Generali call option and higher charges in respect of deposits and current accounts of €6.8 million.

Writedowns of tangible and intangible assets decreased by €17 million as a result mainly of the mentioned spin-off of the property portfolio on 1 April 2003 and the containment of investment in 2004.

OPERATING PROFIT

Operating profit, net of dividends from Group companies, totalled negative €200 million, compared to negative €235 million in 2003. Including dividends the operating profit was €1,533 million.

Net profit

(€ million)

NET PROFIT

	2004	2003[1]	CHANGE amount	CHANGE percent.
Operating profit	**1,533**	**1,622**	**- 89**	**-5.5%**
Extraordinary income (charges)	**121**	**83**	**+ 38**	**+45.8%**
Extraordinary income	147	153	- 6	-3.9%
Extraordinary charges	-26	-70	+ 44	-62.9%
Total available	**1,654**	**1,705**	**- 51**	**-3.0%**
Provisions, writedowns and write-backs	**-154**	**-79**	**- 75**	**+94.9%**
Provisions for risks and charges	-83	-26	- 57	+219.2%
Net writedowns of loans and and provisions for guarantees and commitments	-	12	- 12	-100.0%
Net writedowns of financial investments	-71	-65	- 6	+9.2%
Earnings before taxes	**1,500**	**1,626**	**-126**	**-7.7%**
of which: Profit before extraordinary items and income tax	*1,379*	*1,543*	*- 164*	*-10.6%*
Income tax for the year	**133**	**167**	**- 34**	**-20.4%**
Change in fund for general banking risks	117	-	+ 117	..
Net profit for the year	**1,750**	**1,793**	**- 43**	**-2.4%**

1 For the purposes of a meaningful comparison, operating profit and income taxes are shown net of tax credits on dividends (€21 million).

EXTRAORDINARY ITEMS

The contribution of extraordinary items was €121 million (difference between income of €147 million and charges of €26 million) compared with €83 million in 2003.

The most significant components of this item are as follows:

- gains on disposals, net of losses, of €22 million. This sum includes sales of equity investments for €22 million (of which €7.7 related to Fincantieri, €7.2 million to RCS Mediagroup and €4 million to Centro Leasing), of tangible and intangible fixed assets for €1 million and of investment securities for €1 million;
- surplus over provisions of €53 million (€32 million on reserves for risks and charges - of which €29 million for personnel-related disputes and charges - €15 million on the loan loss reserve, for fiscal adjustment and €6 million on taxation reserves);
- charges for leaving incentive payments of €17 million, allocations to the reserves for risks and charges associated with the 2004 - 2007 Business Plan and rationalisation of the foreign branches;
- net positive adjustments on deferred taxes for previous years of €52 million, of which €46 million attributable to the removal of the time limit on reporting of deferred tax.

PROVISIONS FOR RISKS AND CHARGES

Provisions for risks and charges totalling €83 million, compared with €26 million in 2003, refer to the likely costs payable for acquisitions in Turkey (€73 million), the cost of the rationalisation of foreign branches (€6 million) and provisions to cover projected charged relating to matters in litigation and other risks (€4 million).

WRITEDOWNS OF LOANS AND FINANCIAL FIXED ASSETS

During the year, in the absence of significant net loan writedowns, financial fixed assets writedowns of €71 million were recorded, net of recoveries, compared with €65 million in 2003 resulting from net write-backs of €4 million on investment securities and net writedowns of €75 million on equity investments. As mentioned in the above section on equity investments, the most significant changes related to UniCredit Xelion Banca (€34.8 million), Sviluppo Finanziaria (€17.6 million) and Uniriscossioni (€7.7 million).

INCOME TAXES

Finally, income taxes for the year were a positive figure of €133 million reflecting the positive current tax position in relation to the tax loss that will be recovered under the new domestic tax consolidation scheme, partially offset by the negative balance of the changes in deferred tax.

CHANGE IN FUND FOR GENERAL BANKING RISK

The balance of the Fund for General Banking Risk, in view of the adoption of international accounting standards which make no provision for such a reserve, has been transferred back in full to the profit and loss account, making it fully available to shareholders and contributing €117 million to the net profit.

NET PROFIT

Net profit, after extraordinary items, provisions, net writedowns and taxes, totalled €1,750 million, compared to €1,793 million last year.

Powers Delegated to Directors

Below is a description of the powers delegated by the Board of Directors by a resolution dated 19 December 2002, as amended and supplemented by a resolution of 23 January 2003, and by the Executive Committee by a resolution dated 13 May 2002, as amended and supplemented by resolutions dated 20 June 2002, 25 July 2002, 19 December 2002, 23 January 2003, 26 February 2004 and 12 November 2004.

By the Board of Directors

- To the Executive Committee, the right and authority to execute all the transactions that the Bank can perform pursuant to art. 4, paragraph 1 of its Articles of Association, with a number of specifications and restrictions concerning loans, expenses for building, purchasing and restructuring of property and for ordinary expenses and investments necessary for the Bank's management, for the sale of property, the stipulation of property and goods leasing contracts and rental contracts, the appointment and administration of Personnel, the granting of contributions for recreational, sporting and cultural activities, bonuses for organisational suggestions and financial support for Personnel in service and retirees, donations to charitable or public-interest bodies;
- to the Chairman
  - The right to authorise, at the express request of the Managing Director/CEO, the arrangement on behalf of the latter of a credit facility within a pre-established limit throughout the Bank's network, for cash payment of bank cheques drawn on other banks.
  - Jointly with the Managing Director/CEO, the right to authorize acquisitions/disposals of direct, minority equity investments that do not change the Group's structure, and transactions involving the capital of such affiliates that do not require the prior authorization of the Regulatory Authorities, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO, and in any case, within pre-established limits;
  - Jointly with the Managing Director/CEO, the right to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, to acquisitions/disposals of equity investments approved by subsidiaries that do not modify the Group's structure and transactions involving the capital of minority affiliates held by subsidiaries that do not require the prior authorisation of the Regulatory Authority, in both cases for amounts in excess of the levels of spending singly exercisable by the Managing Director/CEO and at any rate, within pre-established limits;
- to the Managing Director/CEO, in addition to the authorities indicated above, to be exercised individually or jointly with the Chairman according to the transaction amount, the following powers:
  - to authorise, at the express request of company officers, the arrangement of a credit facility within a pre-established limit throughout the Bank's network, for the cashing of bank cheques drawn on other banks;
  - to express the Company's agreement, as Parent Company of the UniCredito Italiano Banking Group, in respect of obligations of the representatives of Banks and companies belonging to banking groups, in relation to transactions pursuant to art. 136 of Decree-Law 385/93 and for amounts not in excess of the pre-established limits;

- To grant individual members of staff single signing powers for transactions of a specified nature;
- to represent the Bank as the holder of voting rights in ordinary or extraordinary general meeting, including those held abroad, or as the proxy of minority interests or shareholders of those foreign companies.

By the Executive Committee:

- to the Chairman, the right to express his approval - in urgent cases - of transactions of amounts in excess of the pre-established limits for General Management, provided these are within predetermined limits, in respect of loans, trading in securities and other money market instruments, spending powers, contributions and donations, non-performing loans, doubtful loans, restructured loans and loans subject to restructuring, accidents and disputes;
- to the Managing Director/CEO, the authority within pre-established limits and with the right to sub-delegate, in all sectors of the Bank's business, namely: loans; dealings in securities and other money market instruments; treasury activity; foreign exchange; activities relating to the determination of conditions; sale of property; spending powers; rights regarding contributions and donations; personnel administration rights; non-performing loans, doubtful loans, restructured loans and loans being restructured, accidents and disputes.

At its meeting of 6 May 2002, the Board of Directors also assigned to the Chairman's Committee (made up of the Chairman of the Board of Directors and the Deputy Chairmen appointed or, if there is no Deputy Chairman in office, made up of designated members of the Board of Directors) the duty of determining, in agreement with the Managing Director/CEO, the development policies and guidelines for strategic and operational plans to be submitted to the Board of Directors.

Related-party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted some time ago a procedure for identifying related-party transactions. According to this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredito Italiano, as a listed company and the Parent Company of the banking group of the same name.

In this regard, during 2003 the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by Consob in its communication No. 2064231 dated 30 September 2002. The Managing Director/CEO of UniCredito Italiano, using the powers vested in him by the Board of Directors, proceeded to issue the guidelines necessary to comply systematically with the mentioned reporting requirements by units of the Company and by the companies belonging to the UniCredito Italiano Group. Information on infra-group transactions and/or transactions with related parties in general, Italian and foreign, carried out by UniCredito Italiano, follows.
All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a

view to the common goal of creating value for the entire Group. These transactions were completed, as a rule, on terms and conditions similar to those applied in transactions with unrelated third parties. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with the aim of recovering production costs.

Specifically, intra-group financial transactions carried out by UniCredito Italiano constitute normal transactions for a Parent Company of a diversified banking group, and are also related to the concentration in UniCredit's Treasury of membership in interbank payment systems. These transactions include correspondent relationships, deposits and loans for banking and other companies.
In addition, agreements were entered into between Group companies regarding the distribution of financial products and/or services or assistance, consulting, or more generally, the provision of services complementary to banking activities.

The table below shows the assets, liabilities, guarantees and commitments outstanding as at 31 December 2004, in respect of direct and indirect subsidiaries and those companies subject to significant influence pursuant to article 19, paragraph 1 of Decree-Law 87/92.

(€ million)

RELATED-PARTY TRANSACTIONS	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	81,058	34,834	23,568
Companies subject to significant influence	79	22	1

The Notes to the Accounts (Part B, Section 3) provide details on transactions outstanding at the end of 2004 with subsidiaries and those companies subject to significant influence, as well as the expenses incurred and revenues generated from all transactions completed.
However, intra-group transactions carried out in 2004 that are of particular significance from an organisational/corporate standpoint, are presented in the Divisional Operations and Results section of the Consolidated Report and Accounts, and also in the chapter on Equity Investments in this Report.
Pursuant to the provisions of applicable regulations, in 2004 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Finally, in transactions entered into with persons that perform management, administrative and control functions for the Bank, art. 136 of Decree-Law 385/93 applies (Single Banking Act): obligations of any nature, or sales or purchases, directly or indirectly carried out by the Bank with said persons (whether or not a related party) must be authorised approved by a unanimous resolution of the Board of Directors and by all the members of the Board of Auditors, subject to abstention as provided by law. This procedure also applies to those who perform administrative, management or control functions at a bank or company that is part of the Banking Group, as regards actions carried out with the bank/company or in the case of loan transactions with another Group company or bank. In such cases the transactions are approved by the contracting Bank/Company, in accordance with the procedures described above, subject to the consent of the Parent Company.

Section D of the Notes to the Accounts presents the loans and guarantees provided to Directors and Auditors of UniCredito Italiano. In accordance with Article 78 of Consob Regulation no. 11971 dated 14/5/99, the compensation paid to said Directors and Auditors is also presented.

In addition, the table below provides a breakdown of the shares in UniCredito Italiano and its subsidiaries held directly or indirectly by Directors and Auditors of the Company, in accordance with the provisions of Article 79 of the mentioned Consob Regulation.

Directors'[1], Statutory Auditors' and General Managers' Shareholdings

			NUMBER OF SHARES			
LAST, FIRST NAME	INTEREST IN	TYPE OF SHARES	HELD AT END OF 2003[1]	ACQUIRED DURING THE PERIOD	SOLD DURING THE PERIOD	HELD AT END OF 2004[1]
Directors						
Salvatori Carlo	UniCredito It.	ord.	-	125,000	-	125,000
Bellei Franco	UniCredito It.	ord.	50,000	-	-	50,000
Profumo Alessandro	UniCredito It.	ord.	401,844	514 (2)	-	402,358
Bertazzoni Roberto	UniCredito It.	ord.	18,589,000	500,000	-	19,089,000
Calandra Buonaura Vincenzo	UniCredito It.	ord.	17,955	6,651	-	24,606
indirectly held (through spouse)	UniCredito It.	ord.	19,950	-	19,950	-
Desiderio Giovanni						
indirectly held (through spouse)	UniCredito It.	ord.	15,000	-	15,000	-
di Canossa Guidalberto	UniCredito It.	ord.	5,617	-	-	5,617
Gnudi Piero	UniCredito It.	ord.	52,907	-	-	52,907
indirectly held (through spouse)	UniCredito It.	ord.	267,050	-	-	267,050
indirectly held (other)	UniCredito It.	ord.	234,000	100,000	-	334,000
Maramotti Achille						
indirectly held (other)	UniCredito It.	ord.	115,972,163	12,270,000	2,270,000	125,972,163
Negri-Clementi Gianfranco	UniCredito It.	ord.	30,000	-	-	30,000
Vaccarino Giovanni	UniCredito It.	ord.	5,000	-	-	5,000
Statutory Auditors						
Loli Giorgio	UniCredito It.	savings	20,000	-	-	20,000
Nicastro Vincenzo	UniCredito It.	ord.	3,000	1,000	-	4,000

1 Or start/end date of position if not the same as the reference periods indicated.

2 Allocated as "stock granting" in 2004.

Own Shares

Please see Section 8 of the Notes to the Accounts for details of our holdings and dealings in our own shares.

Security Plan

As required by Decree-Law 196/2003 (Rule 26 in Annexe B: "Technical Requirements of Minimum Security Measures") the Bank now has a Security Plan as prescribed by Rule 19 of Annexe B, wich will be up-dated for the year 2005 by 31 March 2005.

Equity Investments

In connection with the capital increase of Olimpia S.p.A. for a total of €2 billion – a transaction that should be seen in the context of the restructuring plan for the Telecom group – in which UniCredit did not participate, the shareholding fell to 4.77% (previously 8.40%).

However, the dilution of our stake had no financial impact on UniCredit's investment because the agreements signed with the Pirelli group provide, among other things, clauses to protect the entire amount invested (€584 million).

Board of Directors

On 12 January 2005 Achille Maramotti died and his Directorship was assumed by his son Luigi Maramotti who was co-opted onto the Board of Directors on 27 January 2005. The Board meeting of 24 February 2005 appointed the Director Carlo Pesenti to the Compensation and Nomination Committee in place of Achille Maramotti.

Outlook

The results of the Parent Company for 2005 are not expected to differ significantly from those of 2004 when considered net of dividends from Group companies and the extraordinary items of 2004.

The most significant variations are expected in respect of trading profits, owing to non-recurring 2004 transactions, and payroll costs, due mainly to the cost of the new collective labour agreement and an up-grading of the bonus system.

More specifically, total interest income, net of dividends from Group companies, will be stable if, given the structure of assets and liabilities, market rates remain at current levels for the first half of 2005 and then rise (by around 40 basis points).

Service revenues, net of mentioned trading profits, are expected to fall slightly due to the lower contribution from foreign units and International and Correspondent Banking, along with the increased costs of the withholding tax on foreign dividends received from Group Companies.

Operating expenses, and in particular administrative costs, will tend to increase only slightly as a result of a policy of tight cost containment and rationalisation, notwithstanding the mentioned payroll costs increase.

Milano 14 March 2005	THE BOARD OF DIRECTORS
The Chairman SALVATORI	Managing Director/CEO PROFUMO

Proposal to the Annual General Meeting of UniCredito Italiano S.p.A.

To the Shareholders,

On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredito Italiano as at 31 December 2004 being the balance sheet, profit and loss account and notes to the Accounts, as submitted by the Board of Directors, as a whole as well as the individual entries thereof.

With regard to the appropriation of net profit:

the Profit and Loss Account for 2004 showed net profits of	**€1,750,456,749.54**

Which we propose to distribute as follows:

to the Legal Reserve pursuant to Art. 38 of the Articles of Association*		€2,171,461.10
to the Reserve associated with the medium-term incentive programme for Group staff approved by the Board of Directors		11,000,000.00
to shareholders: - 41.00% of par value of di 3,114,672,105.50 equal to €0.205** for each of the 6,229,344,211 ordinary shares,*** to be distributed only to the shares outstanding on the coupon date of the dividend, other than own shares	1,277,015,563.26	
- 44.00% - that is 41.00% for ordinary shares plus a further 3% of par value of 10,853,276.00 savings shares (equal to €0.220** for each of the 21,706,552 savings shares)	4,775,441.44	1,281,791,004.70
further allocation to Statutory Reserves		455,494,283.74
	1,750,456,749.54	

* The allocation is less than 10% of the net profit for the period because the Legal Reserve has reached the maximum amount provided for by law (Article 2430 of the Civil Code).

** Including €0.003 (rounded to the nearest thousandth) representing the dividend for 87,000,000 ordinary shares held by the Bank as at 31.12.2004, to be allocated pursuant to Article 2357 of the Civil Code, to the ordinary and savings shares outstanding as at the date of the dividend, other than own shares

*** Comprising 6,315,002,731 ordinary shares already issued as at 31.12.2004, 1,341,480 common shares ('Performance shares' to be allocated to the Top Management of Group Companies), issued in accordance with the resolution passed by the Board of Directors on 14.03.2005, with a dividend entitlement for 2004 and net of 87,000,000 ordinary shares held by the Bank as at 31.12.2004.

Milan, 14 March 2005

THE BOARD OF DIRECTORS

The Chairman
SALVATORI

Managing Director/CEO
PROFUMO

COMPANY ACCOUNTS AND ANNEXES

To our Shareholders,

As is customary, the Accounts as at 31 December 2004, which we submit for your approval, were prepared using conservative accounting policies and in accordance with the law, with a constant focus on the need to provide, in terms of both form and content, due clarity and a true and fair view of the Company's financial condition and operating results.

The 2004 Accounts, which were prepared pursuant to the provisions of Legislative Decree No. 87 dated 27 January 1992 (which was enacted to implement EEC Directive 86/635), and in accordance with Banca d'Italia Order dated 15 July 1992 as amended, consist of the Balance Sheet, Profit and Loss Account and Notes to the Accounts, and are accompanied by the Report on operations given above.

Company Accounts

It should be noted that due to the following extraordinary transactions involving the transfer of the following businesses:

- property assets, on 1 April 2003 as part of the programme to reorganise the property holdings of the Group, to UniCredit Real Estate and Cordusio Immobiliare;
- assets and liabilities of Luxembourg branch, on 1 November 2004, to UniCredit International Bank (Luxembourg) S.A.;

UniCredito Italiano S.p.A. Accounts as at 31 December 2004 are not comparable with those of 31 December 2003; therefore, we have exercised the option pursuant to Legislative Decree 87/92 not to compare the results for the fiscal year ended 31 December 2004 with those of 2003.

However, in order to provide more information, the annexes contain the accounts for 31 December 2004 compared with those of 31 December 2003 for UniCredito Italiano in the form in which they were originally prepared.

In accordance with applicable law, the accounts have been prepared in **euros**.

Notes to the Accounts

The Notes to the Accounts include information deemed necessary in order to provide a true and fair view of the company's situation, in addition to presenting all the information required by law, by Banca d'Italia, and by CONSOB (the Italian Securities and Exchange Commission).

Where not otherwise specified, figures are shown in **thousands of euros** and the information provided is structured as follows:

Part A – Accounting Policies
Part B – Notes to the Balance Sheet
Part C - Notes to the Profit and Loss Account
Part D - Other Information

Annexes

The following documents are included in the annexes:

- Comparison of the Accounts as at 31 December 2004 with the Accounts as at 31 December 2003.
- Statement of changes in internal pension funds.
- Information on Reserves and Funds.
- List of Properties (Article 10, Law 72/83).

Company Accounts

Accounts as at 31 December 2004

Balance Sheet

Profit and Loss Account

(amounts in €)

Asset		
10. Cash and balances with central banks and post offices		**41,935,808**
20. Treasury notes and similar securities eligible for refinancing at central banks		**685,267,161**
30. Loans to banks:		**62,964,051,850**
a) on demand	14,888,161,262	
b) other	48,075,890,588	
40. Loans to customers:		**11,674,180,775**
of which:		
- loans using deposits received in administration	-	
50. Bonds and other debt securities:		**19,545,587,642**
a) of government issuers	1,642,527,109	
b) of banks	15,958,599,611	
of which:		
- own securities	*10,585*	
c) of financial institutions	1,362,924,474	
of which:		
- own securities	-	
d) of other issuers	581,536,448	
60. Shares, interests and other variable yield securities		**501,479,020**
70. Equity investments		**3,106,891,121**
80. Equity investments in Group companies		**11,653,599,579**
90. Intangible fixed assets		**19,708,799**
of which:		
- start-up costs	-	
- goodwill	-	
100. Tangible fixed assets		**16,383,767**
120. Own shares or interests *(face value €43,500,000)*		**358,415,712**
130. Other assets		**4,950,112,780**
140. Accrued income and pre-paid expenses		**1,005,337,720**
a) accrued income	666,098,846	
b) pre-paid expenses	339,238,874	
of which:		
- issue discount on securities	*26,798,815*	
Total assets		**€116,522,951,734**

(amounts in €)

Liabilities and Shareholders' Equity		
10. Due to banks:		**43,309,181,975**
a) on demand	13,632,035,191	
b) on term or with notice	29,677,146,784	
20. Due to customers:		**7,132,773,231**
a) on demand	1,773,720,297	
b) on term or with notice	5,359,052,934	
30. Securities in issue:		**40,068,078,818**
a) bonds	15,146,032,556	
b) certificates of deposit	23,933,121,020	
c) other securities	988,925,242	
50. Other liabilities		**4,469,147,295**
60. Accrued liabilities and deferred income:		**917,474,422**
a) accrued liabilities	662,194,623	
b) deferred income	255,279,799	
70. Reserve for employee severance pay		**42,305,546**
80. Reserves for risks and charges:		**953,784,443**
a) reserve for pensions and similar obligations	421,268,024	
b) taxation reserve	100,078,883	
c) other reserves	432,437,536	
110. Subordinated debt		**7,224,643,271**
120. Capital		**3,168,354,642**
130. Share premium reserve		**2,308,638,896**
140. Reserves:		**4,901,092,416**
a) legal reserve	631,633,615	
b) reserve for own shares or interests	358,415,712	
c) statutory reserve	1,593,410,640	
d) other reserves	2,317,632,449	
150. Revaluation reserves		**277,020,029**
170. Net profit for the year		**1,750,456,750**
Total liabilities and shareholders' equity		**€116,522,951,734**

Guarantees and commitments		
10. Guarantees given		**21,574,772,031**
of which:		
- acceptances	*6,938,035*	
- other guarantees	*21,567,833,996*	
20. Commitments		**7,325,573,297**
of which:		
- for sales with repurchase obligations	-	

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

(amounts in €)

10. Interest income and similar revenues		**1,966,224,067**
of which:		
- on loans to customers	*307,666,363*	
- on debt securities	567,788,999	
20. Interest expense and similar charges		**2,137,165,125**
of which:		
- on amounts due to customers	*157,650,320*	
- on securities in issue	*669,248,064*	
30. Dividends and other revenues:		**1,944,547,720**
a) on shares, interests and other variable yield securities	149,767,408	
b) on equity investments	61,349,082	
c) on equity investments in Group companies	1,733,431,230	
40. Commission income		**120,760,284**
50. Commission expense		**36,920,402**
60. Trading profits (losses)		**24,425,911**
70. Other operating income		**124,962,831**
80. Administrative expenses:		**432,377,797**
a) payroll costs	223,548,989	
of which:		
- wages and salaries	*144,071,456*	
- social security contributions	*37,500,824*	
- severance pay	*8,968,957*	
- pensions and similar benefits	*26,231,907*	
b) other administrative expenses	208,828,808	
90. Writedowns of intangible and tangible fixed assets		**18,023,073**
100. Provisions for risks and charges		**83,360,602**
110. Other operating expenses		**23,165,912**
120. Writedowns of loans and provisions for guarantees and commitments		**9,807,967**
130. Write-backs of loans and provisions for guarantees and commitments		**9,740,446**
150. Writedowns of financial investments		**78,311,917**
160. Write-backs of financial investments		**7,333,217**
170. Profit (Loss) before extraordinary items and income tax		**1,378,861,681**
180. Extraordinary income		**147,374,465**
190. Extraordinary charge		**26,325,140**
200. Extraordinary income (charges) - net		**121,049,325**
210. Change in fund for general banking risks		**-116,884,808**
220. Income tax for the year		**-133,660,936**
230. Net profit for the year		**€1,750,456,750**

Managing Director/CEO
Profumo

Chief Accountant
Leccacorvi

Notes to the Accounts

Section 1 – Description of Accounting Policies

The Accounting Policies are in line with those used for the preparation of the Consolidated Accounts as at 31 December 2003.

In accordance with legislative provisions, assets and liabilities reported in accounts and off balance sheet items are valued separately; however, interrelated assets and liabilities are valued in a consistent manner.

Interrelation exists, in any case, in hedging transactions.

1. LOANS - GUARANTEES AND COMMITMENTS

LOANS AND ADVANCES

Loans are valued at their estimated realisable value, which is determined in part by taking into account market prices when available, on the basis of:

a) the debtors' solvency;

b) the difficulty of servicing debt in countries where debtors reside.

As regards customers, the estimated realisable value is determined on the basis of a careful assessment of all elements characterising the history of the relationships, and also taking into account information available as to the balance sheet, operating performance and financial condition of debtors.

Consideration is also given to the nature of business performed, the degree of risk of the particular type of credit facility, and any guarantees issued.

The following should be noted regarding the various categories of "**bad and doubtful debts**":

- non-performing loans are those loans that have formally deteriorated, and consist of exposure to customers that find themselves in a state of insolvency, even if not determined by a court, or in similar situations: valuation is performed on a specific basis;
- doubtful loans are defined as loans to borrowers that find themselves in temporary difficulties, which are expected to be resolved within a reasonable period. They are usually assessed for a total amount on a historical and statistical basis, and analytically when circumstances make this advisable;
- loans to countries at risk, i.e., to central governments, banks or customers in countries having difficulties servicing their debt, are valued using the percentages used by the Italian banking industry. Such loans are subject to general writedowns using percentages consistent with the industry, and are periodically reviewed with regard to the countries to be included in this area and the level of writedowns to be applied; when circumstances make it advisable, general writedowns are supplemented by specific writedowns;
- consolidated or restructured exposure, or exposure subject to possible consolidation or restructuring represent exposure to counterparties with which agreements have been or

are being concluded, which call for the granting of a moratorium on debt repayment and the simultaneous renegotiation of terms and conditions at below-market interest rates, the conversion of a portion of the loans into shares and/or potential principal write-offs. They are valued on a specific basis, with the inclusion in writedowns of the discounted charge resulting from any renegotiated rates and terms which are lower than the related cost of funds.

Bad and doubtful debts are identified by individual portfolio managers responsible for the relationships. They operate using powers delegated to them employing specialised scoring systems, which analyse the performance of the relationships.

A centralised unit is responsible for monitoring and overseeing the entire customer portfolio.

With regard to performing loans to customers, general writedowns are applied to exposure on the basis of their inherent risk.

GUARANTEES AND COMMITMENTS

Guarantees given and commitments assumed by the Bank that entail credit risk are reported at the overall amount of the commitment assumed and are valued using the same criteria as for loans.

Estimated losses based on the valuation of guarantees and commitments are covered by appropriate provisions.

If the reasons which gave rise to the writedowns related to loans, guarantees and commitments are no longer applicable, in whole or in part, the necessary write-backs are carried out.

2. SECURITIES AND OFF-BALANCE SHEET TRANSACTIONS (OTHER THAN THOSE INVOLVING FOREIGN CURRENCIES)

2.1 INVESTMENT SECURITIES

Securities that are classified as financial fixed assets are valued at purchase cost adjusted as appropriate for any writedowns necessary to account for the permanent deterioration of the solvency of the issuer and the ability to repay the debt by the country of residence of such issuer, unless there are appropriate guarantees.

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

Cost is determined using the weighted-average rolling cost principle on a daily basis. This is adjusted using the trading spread, that is the applicable portion of the difference between the acquisition cost and the higher or lower repayment value at maturity (including the issuance spread), which is increased or decreased by the interest generated by the securities.

2.2 TRADING SECURITIES

Securities not classified as financial fixed assets are valued:

a) at market value, if listed on regulated markets;
b) at the lower of cost or market value, if not listed on regulated markets.

Cost is determined using the weighted moving average cost principle on a daily basis adjusted for the applicable portion, during the period, of the issuance premium/discount of the securities (net of the withholding tax accrued until the application of Legislative Decree 239/96).
Market value is determined as follows:

a) for securities listed on regulated Italian and foreign markets, using the price reported on the last significant working day of the period;
b) for securities not listed on regulated Italian and foreign markets, using the estimated realisable value.

Reference is made to the following to determine the latter value:
- market performance for similar securities listed on regulated Italian and foreign markets;
- the discounting of future cash flows on the basis of projected market returns;
- the solvency of the issuers;
- any difficulty in servicing debt in countries where issuers reside;
- other information that can be determined objectively.

2.3 OFF-BALANCE SHEET TRANSACTIONS

Off-balance sheet transactions (other than those for foreign currencies) of a long-term nature, are entered at contract value, regardless of whether they refer to outstanding cash or forward securities contracts or to derivative contracts with an underlying security.

Off-balance sheet transactions (other than those for foreign currencies) of a short-term nature, are entered using the following criteria:

a) spot or forward contracts that have not been settled:
  - if involving securities that are listed on regulated markets, at market value, meaning the price determined at the end of the period for maturities corresponding to those transactions being valued;
  - if involving securities that are not listed on regulated markets, at the lower of the contract value and the market value for purchases, and at the higher of the above for sales. To determine market value, reference is made to the principles reported in the discussion of valuation of unlisted "trading" securities, and to the paragraph above;
b) derivative contracts with underlying securities, or linked to interest rates, indexes or other assets:
  - if held in trading portfolios, they are valued on the basis of market values, which are defined as follows:

- for contracts listed on regulated markets, the respective prices;
- for other contracts, the values obtained by referring to parameters that are listed or available on normally utilised information channels at the international level, and in any event determined objectively;

- if held for hedging purposes, they are treated in the same way as the assets / liabilities hedged. Therefore:

- if they are related to assets or liabilities that are interest bearing and valued at cost/face value (e.g., deposits or investment securities), the derivative contracts are also valued at cost, and the differentials/margins that are settled/accrued during the period flow to interest-comparable income (expense) based on a time distribution in keeping with that for the recording of interest generated by the assets or liabilities hedged, in the case of specific hedging instruments, or based on the contract term, in the case of general hedging (in the latter case, for futures or options on securities or interest rates, reference is made to the maturity of the underlying security, even if notional, and for forward rate agreements to the period of time in relation to which the interest differential is calculated);
- if the assets/liabilities are interest bearing but are valued at market (e.g., portfolios of trading securities):
  - the differentials settled or accrued flow to interest, with the exception of those related to single-flow contracts with underlying assets having a life of over one year (e.g. futures and options), which are instead allocated to trading profits or losses;
  - derivative contracts are also subject to valuation, but only to the extent of the portion of differentials accruing, and the results flow to trading profits or losses;

- finally, if the assets or liabilities hedged are not interest-bearing and are valued at market (e.g., equities), the derivative contracts used for hedging (options, futures) are also valued at market and the results flow to trading profits or losses.

With regard to covered warrants (traded by UBM SpA), it should be noted that:
- Covered Warrants issued (options sold) listed on organised Italian or foreign markets are valued at the price reported on the last significant working day of the period;
- Covered Warrants purchased for hedging purposes by UBM are valued, for consistency, at the same price as the Covered Warrants issued.

3. EQUITY INVESTMENTS

Equity investments, which constitute financial fixed assets since they are held in the company's assets as long-term investments, are valued at purchase cost including ancillary costs (for the purchase of significant stakes). This amount is adjusted by any writedowns needed to incorporate any permanent loss of value or any writedowns prudently applied to take into account, among other things, any capital reductions of the companies and market performance (and any reductions in prices for equity investments in the form of listed stocks).

The writedowns carried out are cancelled in whole or in part when the reasons which gave rise to them no longer apply.

4. ASSETS AND LIABILITIES IN FOREIGN CURRENCIES (INCLUDING OFF-BALANCE SHEET TRANSACTIONS)

Assets and liabilities denominated in foreign currencies are valued at the spot exchange rate in effect on the date the period ends.

Financial fixed assets, which are not hedged overall or individually in the spot or forward market, are valued at the exchange rate in effect on their purchase date.

This does not apply to equity investments which, at the time of acquisition, were hedged in the spot or forward markets for which - during 2003 - it was decided not to renew the cover which are valued at the average purchase exchange rate of the currency concerned.

Off-balance sheet foreign currency transactions are valued as follows:

- spot transactions to be settled, at the spot exchange rate in effect on the date the period ends;
- forward transactions (outright or resulting from repurchase agreements):
  - if entered into for trading reasons, at the forward exchange rate in effect for corresponding maturities;
  - if entered into for hedging purposes, at the spot exchange rate in effect on the date the period ends;

In fact, with regard to the latter, in line with the approach for determining forward prices, it was deemed appropriate to treat them as financial transactions equivalent to the hedging transactions: deposits in the respective foreign currencies and spot exchange transactions. The operating structure established by this approach therefore manages the two components of risk separately:

- that related to the base, by systematically allocating it to the spot exchange position;
- that related to interest differentials, by reporting it in an appropriate position that treats margins in the same way as interest on deposits, in terms of applicability.

Other off-balance sheet transactions in the form of derivative contracts, are reported at market value if held in portfolios made up of trading securities, or, in line with the assets or liabilities hedged if held for hedging purposes, in accordance with the approach noted above in point 2.3 b.

5. TANGIBLE FIXED ASSETS

Tangible fixed assets are reported at purchase cost including ancillary costs, plus any further incremental expenses, with the exception of revaluations made in accordance with the law.

The cost of tangible fixed assets whose use over time is limited is depreciated on a straight-line basis over their remaining useful life.

Any tangible fixed assets, which, at the end date of the period, have undergone a permanent reduction in value, which is lower than the cost or value described above, are reported at such lower value.

6. INTANGIBLE FIXED ASSETS

Goodwill is amortised over five years.

The cost of patents, intellectual property rights and licenses, trademarks and similar rights and assets, is regularly amortised each period based on their remaining useful life.

Start-up and expansion costs, research and development costs and other capitalised costs are amortised over a period not to exceed five years.

The value of intangible fixed assets is reduced in the event of permanent losses of value.

7. OTHER ASPECTS

Amounts due to banks and customers and deposits received in administration are reported at face value.

Securities in issue consisting of bonds, certificates of deposit and bank drafts are also reported at face value, while zero coupon or one-coupon bonds are posted at issuance value increased by the annual capitalisation.

7.1 DEFERRED TAXATION

This item includes deferred tax assets and liabilities originating from the criteria used to determine net profit for the period, which differ from those dictated by tax regulations for the determination of taxable income, in terms of any timing differences.

Assets for deferred tax charges are reported if there is a reasonable certainty of their recovery, which would occur in relation to the capacity to generate future taxable income.

Liabilities for deferred tax are reported unless it is unlikely that they will be incurred.

The methods applied are reported in detail in Part B) Notes to the Balance Sheet - Section 7 - Reserves.

Section 2 - Adjustments and tax provisions

Article 7, paragraph 1, letters b) and c) of Decree-Law 37/2004 repealing Article 15, paragraph 3, and 39, paragraph 2, of Decree-Law 87/92, removed with effect from the current year, the possibility of making writedowns and provisions solely in accordance with tax laws.

Accordingly, it is not possible to retain in the accounts entries for the residual value of items relating to prior periods.

The current provisions on bank financial statements also state that where changes in the value of accounting aggregates occur following the introduction of new accounting rules, the resulting effects must be shown in the Profit and Loss Account.

Specifically, the financial statements as at 31 December 2003 contained Loan loss reserve provisions made up of purely potential risks, in accordance with tax laws.

Past tax impact has thus been removed by reversing this item with a balancing entry under Extraordinary income and showing, where the necessary conditions are met, the relevant deferred tax.

There was a positive overall impact on net profit for the period of €10 million.

Section 1 - Loans and Advances

(€ '000)

BREAKDOWNS BY COUNTERPARTY	AMOUNTS AT 31.12.2004
10. Cash and balances with central banks and post offices	**41,936**
30. Loans to banks	**62,964,052**
40. Customers	**11,674,181**
Total	**74,680,169**

(€ '000)

Detail of Item 10 "Cash and balaances with central banks and post offices"	AMOUNTS AT 31.12.2004
Notes and coin	41,409
Balances with Banca d'Italia and central banks	527
Total	**41,936**

(€ '000)

1.1 DETAIL OF ITEM 30 "LOANS TO BANKS"	AMOUNTS AT 31.12.2004
a) loans to central banks	4,800,399
b) securities eligible for refinancing at central banks	-
c) repo transactions	1,315,568
- *ordinary transactions*	*1,209,762*
- *for securities borrowed*	*105,806*
d) stock lending	9,458

(€ '000)

1.2 LOANS TO BANKS - BAD AND DOUBTFUL DEBTS

	AMOUNTS AS AT 31.12.2004		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**18,624**	**1,567**	**17,057**
A.1 Non-performing loans	105	63	42
A.2 Doubtful loans	-	-	-
A.3 Loans subject to restructuring	-	-	-
A.4 Restructured loans	-	-	-
A.5 Unsecured loans to countries at risk*	18,519	1,504	17,015
B. Performing loans	**62,946,995**	**-**	**62,946,995**
Total	**62,965,619**	**1,567**	**62,964,052**
** of which loans subject to writedowns:*	*7,662*		

(€ '000)

1.3 CHANGES IN BAD AND DOUBTFUL DEBTS - BANKS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**21,808**	**-**	**-**	**-**	**35,897**
A.1 of which: for overdue interest	-	-	-	-	-
B. Increases	**213**	**-**	**-**	**-**	**366**
B.1 transfers from performing loans	-	-	-	-	-
B.2 overdue interest	-	-	-	-	-
B.3 transfers from other categories of bad and doubtful debts	-	-	-	-	-
B.4 other increases	213	-	-	-	366
C. Decreases	**21,916**	**-**	**-**	**-**	**17,744**
C.1 transfers to performing loans	-	-	-	-	-
C.2 write-offs	20,513	-	-	-	-
C.3 recoveries	1,267	-	-	-	6,480
C.4 sales proceeds	-	-	-	-	-
C.5 transfers to other categories of bad and doubtful debts	-	-	-	-	-
C.6 other decreases	136	-	-	-	11,264
D. Final gross exposure	**105**	**-**	**-**	**-**	**18,519**
D.1 of which: for overdue interest	-	-	-	-	-

(€ '000)

1.4 CHANGES IN BAD AND DOUBTFUL DEBT ADJUSTMENTS - BANKS	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**20,871**	**-**	**-**	**-**	**2,988**	**-**
A.1 of which: for overdue interest	-	-	-	-	-	-
B. Increases	**164**	**-**	**-**	**-**	**72**	**-**
B.1 writedowns	119	-	-	-	72	-
B.1.1 of which: for overdue interest	-	-	-	-	-	-
B.2 use of loan loss reserves	-	-	-	-	-	-
B.3 transfers from other loan categories	-	-	-	-	-	-
B.4 other increases	45	-	-	-	-	-
C.Decreases	**20,972**	**-**	**-**	**-**	**1,556**	**-**
C.1 write-backs from assessments	-	-	-	-	1,015	-
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 write-backs from recoveries	334	-	-	-	337	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 write-offs	20,513	-	-	-	-	-
C.4 transfers to other loan categories	-	-	-	-	-	-
C.5 other decreases	125	-	-	-	204	-
D. Final total writedowns	**63**	**-**	**-**	**-**	**1,504**	**-**
D.1 of which: for overdue interest	-	-	-	-	-	-

(€ '000)

Item 30 "Loans to banks"	AMOUNTS AS AT 31.12.2004
a)on demand:	
Deposits	10,237,118
Loans	45,913
Current accounts for services rendered	4,598,406
Other forms of debt	6,724
	14,888,161
b)other:	
Loans to central banks	4,800,399
Deposits	29,090,268
Loans	193,363
Non-performing loans	42
Repo transactions	1,315,568
Stock lending	9,458
Bills and notes discounted	88,967
Subordinated assets	32,826
Other forms of debt	12,545,000
	48,075,891
Total	**62,964,052**

(€ '000)

1.5 DETAIL OF ITEM 40 "LOANS TO CUSTOMERS"

	AMOUNTS AS AT 31.12.2004
a) securities eligible for refinancing at central banks	-
b) repo transactions	-
- *ordinary transactions*	-
- *for securities borrowed*	-
c) stock lending	-

(€ '000)

1.6 SECURED LOANS TO CUSTOMERS

NATURE OF SECURITY	AMOUNTS AS AT 31.12.2004
a) mortgages	-
b) charges over:	
1. cash deposits	-
2. securities	216,889
3. other assets	45
	216,934
c) guarantees provided by:	
1. Governments	-
2. other public entities	-
3. banks	-
4. other entities	-
	-
Total	**216,934**

(€ '000)

1.7 DETAILS OF LOANS TO CUSTOMERS

	AMOUNTS AS AT 31.12.2004		
	GROSS EXPOSURE	TOTAL WRITEDOWNS	NET EXPOSURE
A. Doubtful loans	**60,767**	**52,206**	**8,561**
A.1 Non-performing loans	55,360	50,420	4,940
A.2 Doubtful loans	3,769	1,309	2,460
A.3 Loans subject to restructuring	-	-	-
A.4 Restructured loans	238	131	107
A.5 Unsecured loans to countries at risk *	1,400	346	1,054
B. Performing loans	**11,687,284**	**21,664**	**11,665,620**
Total	**11,748,051**	**73,870**	**11,674,181**
** of which loans subject to writedowns:*	*1,400*		

(€ '000)

1.8 CHANGES IN BAD AND DOUBTFUL DEBTS - CUSTOMERS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK
A. Initial gross exposure	**59,983**	**57,183**	**-**	**2,376**	**23,680**
A.1 of which: for overdue interest	-	-	-	-	-
B. Increases	**140**	**2,146**	**-**	**238**	**..**
B.1 transfers from performing loans	-	2.025	-	-	-
B.2 overdue interest	-	-	-	-	-
B.3 transfers from other categories of bad and doubtful debts	135	-	-	-	-
B.4 other increases	5	121	-	238	..
C. Decreases	**4,763**	**55,560**	**-**	**2,376**	**22,280**
C.1 transfers to performing loans	-	38,311	-	2,376	-
C.2 write-offs	173	2,162	-	-	-
C.3 recoveries	1,313	6,513	-	-	18,743
C.4 sales proceeds	-	-	-	-	-
C.5 transfers to other categories of bad and doubtful debts	-	135	-	-	-
C.6 other decreases*	3,277	8,439	-	-	3,537
D. Final gross exposure	**55,360**	**3,769**	**-**	**238**	**1,400**
D.1 of which: for overdue interest	-	-	-	-	-
* *of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	-	*2,137*	-	-	-

(€ '000)

1.9 CHANGES IN TOTAL WRITEDOWNS OF LOANS TO CUSTOMERS

	NON-PERFORMING LOANS	DOUBTFUL LOANS	LOANS SUBJECT TO RESTRUCTURING	RESTRUCTURED LOANS	UNSECURED LOANS TO COUNTRIES AT RISK	PERFORMING LOANS
A. Initial total writedowns	**46,194**	**8,533**	**-**	**-**	**3,711**	**22,491**
A.1 of which for overdue interest	-	-	-	-	-	-
B. Increases	**7,212**	**857**	**-**	**131**	**98**	**3,200**
B.1 writedowns	7,076	855	-	131	98	-
B.1.1 of which for overdue interest	-	-	-	-	-	-
B.2 use of loan loss reserves	-	-	-	-	-	-
B.3 transfers from other categories of loans	135	-	-	-	-	3,200
B.4 other increases	1	2	-	-	-	-
C. Reductions	**2,986**	**8,081**	**-**	**-**	**3,463**	**4,027**
C.1 write-backs from assessments	89	-	-	-	409	325
C.1.1 of which: for overdue interest	-	-	-	-	-	-
C.2 write-backs from recoveries	175	1,219	-	-	3,032	-
C.2.1 of which: for overdue interest	-	-	-	-	-	-
C.3 write-offs	173	2,162	-	-	-	412
C.4 transfers to other categories of loans	-	3,335	-	-	-	-
C.5 other decreases*	2,549	1,365	-	-	22	3,290
D. Final total writedowns	**50,420**	**1,309**	**-**	**131**	**346**	**21,664**
D.1 of which: for overdue interest	-	-	-	-	-	-
* *of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	-	*880*	-	-	-	*3,290*

(€ '000)

Detail of Item 40 "Loans to customers"	AMOUNTS AS AT 31.12.2004
Bills and notes discounted	32,215
of which: securities eligible for refinancing at central banks	-
Current accounts	223,715
Mortgages	1,159,942
Loans	415
Other non-overdraft lending	10,211,760
Non-performing loans	4,940
Repo transactions	-
Stock lending	-
Subordinated assets	40,122
Other forms of debt	1,072
Total	**11,674,181**

Section 2 - Securities

(€ '000)

SECURITIES	AMOUNTS AS AT 31.12.2004
20. Treasury notes and similar securities eligible for refinancing at central banks	**685,267**
50. Bonds and other debt securities	**19,545,587**
60. Shares, interests and other variable yield securities	**501,479**
Total	**20,732,333**
of which: Investment securities	*17,570,240*

The criteria used for distinguishing investment securities remained unchanged from the prior period.

In accordance with framework resolutions passed by the Board of Directors:

- **Investment securities** consist of medium or long-term securities, which, on the basis of their characteristics and purpose, are held as permanent investments. They can be broken down into four components: the first three are for securities administered by General Management, and the fourth consists of securities held by units operating abroad.
  The procedures for using the assets in each of the four components are indicated below.
  - Investment portfolio
  Investment securities in the traditional sense, which are typically held as a permanent investment; a size limitation has been set at €4,600 million.

- *Portfolio to optimise the group's capital structure*

This portfolio is used to hold bonds issued by other group entities purchased for the sole purpose of ensuring compliance with the capital requirements imposed by the Supervisory Authorities. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- *Portfolio resulting from restructured credit facilities*

This portfolio is the result of restructured credit facilities, and is used to hold the bonds issued in connection with the restructuring operations, which may also be implemented through the conversion to bonds of the bank's exposure to resident or foreign borrowers. Due to the special nature of this grouping, no size limits were set in absolute or relative terms.

- *Portfolio of securities of the foreign branches*

This portfolio consists of securities held by units operating abroad for which a maximum limit has been at of €1 billion.

- **Trading securities** are used for the day-to-day management of assets and liabilities and to manage the Group's temporary surplus liquidity. The maximum limit is €4 billion.

(€ '000)

2.1 INVESTMENT SECURITIES

ITEMS/SECURITIES	AMOUNTS AS AT 31.12.2004 BOOK VALUE	AMOUNTS AS AT 31.12.2004 MARKET VALUE
1. Debt securities	**17,406,753**	**17,746,940**
1.1 Government securities	1,527,676	1,805,532
- listed	*1,527,676*	*1,805,532*
- unlisted	-	-
1.2 Other securities	15,879,077	15,941,408
- listed	*108,317*	*109,845*
- unlisted	*15,770,760*	*15,831,563*
2. Equity securities	**163,487**	**163,487**
- listed	*1,800*	*1,800*
- unlisted	*161,687*	*161,687*
Total	**17,570,240**	**17,910,427**

Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Policies" for the policy used to determine market value.

A comparison of book value and market value shows a potential gain of €340,187 at the end of 2004.

However, it should be noted that derivative contracts entered into in order to partially hedge investment securities showed a net loss of €182,791 at the end of the year. Taking into account this negative effect the portfolio at hand showed a net gain at the end of 2004 of €157,396 compared with market values.

(€ '000)

REDEMPTION VS. BOOK VALUE - BONDS	AMOUNTS AS AT 31.12.2004 REDEMPTION VALUE*	BOOK VALUE	DIFFERENCES
Long-term treasury bonds	564,399	585,403	-21,004
Treasury certificates	192,888	192,960	-72
Other Italian government securities	750,000	749,313	+687
Other bonds	15,932,043	15,879,077	+52,966
Total	**17,439,330**	**17,406,753**	**+32,577**

* Redemption value is used to indicate face value.

(€ '000)

2.2 CHANGES IN INVESTMENT SECURITIES DURING THE YEAR

	UNITS OPERATING IN ITALY	UNITS OPERATING ABROAD	TOTAL
A. Opening balance	**14,525,960**	**1,170,832**	**15,696,792**
B. Increases	**2,941,709**	**292,389**	**3,234,098**
B.1 Purchases	2,894,671	291,485	3,186,156
B.2 Write-backs	4,652	778	5,430
B.3 Transfers from trading securities	-	-	-
B.4 Other changes	42,386	126	42,512
C. Reductions	**258,229**	**1,102,421**	**1,360,650**
C.1 Sales	3,601	125,560	129,161
C.2 Redemptions	244,111	386,193	630,304
C.3 Writedowns	1,226	452	1,678
of which: Permanent writedowns	*1,226*	*452*	*1,678*
C.4 Transfers to trading securities	-	-	-
C.5 Other changes*	9,291	590,216	599,507
D. Closing balance	**17,209,440**	**360,800**	**17,570,240**
** of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	-	*563,664*	*563,664*

Total write-backs relate to securities resulting from restructured foreign credit facilities written down in previous periods (€4,280 thousand), and shares in closed-end funds (€1,150 thousand).

Total writedowns relate to shares in closed-end funds (€1,226 thousand) and securities resulting from securitisation transactions (€452 thousand).

(€ '000)

2.3 TRADING SECURITIES

	AMOUNTS AS AT 31.12.2004	
	BOOK VALUE	MARKET VALUE
1. Debt securities	**2,824,101**	**2,852,705**
1.1 Government securities	687,496	687,496
- listed	*687,496*	*687,496*
- unlisted	..	..
1.2 Other securities	2,136,605	2,165,209
- listed	*633,689*	*633,689*
- unlisted	*1,502,916*	*1,531,520*
2. Equity securities	**337,992**	**337,992**
- listed	*276,474*	*276,474*
- unlisted	*61,518*	*61,518*
Total	**3,162,093**	**3,190,697**

Please refer to Part A) of the Notes to the Accounts, Section 1 "Description of Accounting Policies" for the principle used to determine market value.

(€ '000)

2.4 CHANGES IN TRADING SECURITIES DURING THE YEAR

A. Opening balance	**2,776,129**
B. Increases	**6,973,657**
B.1 Purchases	6,952,012
- Debt securities	3,123,307
+ Government securities	*650,743*
+ other securities	*2,472,564*
- Equity securities	3,828,705
B.2 Write-backs and revaluations	883
B.3 Transfers from investment securities	-
B.4 Other changes	20,762
C. Reductions	**6,587,693**
C.1 Sales and redemptions	6,541,549
- Debt securities	2,773,813
+ Government securities	*690,975*
+ other securities	*2,082,838*
- Equity securities	3,767,736
C.2 Writedowns	4,638
C.3 Transfers to investment securities	-
C.4 Other changes	41,506
D. Closing balance	**3,162,093**

Section 3 - Equity Investments

(€ '000)

	AMOUNTS AS AT 31.12.2004
70. Equity investments	**3,106,891**
80. Equity investments in Group companies	**11,653,600**
Total	**14,760,491**

For equity investments held at 31.12.1992, the book value at that date has been used as "purchase cost."

(€ '000)

3.1 SIGNIFICANT EQUITY INVESTMENTS

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2004	PROFIT/LOSS AS AT 31.12.2004 (A)		INTEREST percent.	BOOK VALUE		PRO-RATA SHAREHOLDERS' EQUITY
A. SUBSIDIARIES							
a) banks							
1. listed							
BANK PEKAO S.A. Warsaw	1,910,961	303,532		52.93%	1,130,909	1,2	1,011,472
ZAGREBACKA BANKA D.D. Zagreb	669,543	140,774	(B)	81.91%	498,753		548,423
2. unlisted							
BULBANK A.D. Sofia	287,540	43,900		85.20%	315,550	1,3	244,984
UNIBANKA A,S, Bratislava	87,935	9,705		77.21%	81,429	1	67,895
UNICREDIT BANCA S.p.A. Bologna	3,016,537	412,441		100.00%	2,139,611		3,016,537
UNICREDIT BANCA D'IMPRESA S.p.A. Verona	4,240,298	505,122		100.00%	3,346,338		4,240,298
UNICREDIT BANCA MEDIOCREDITO S.p.A. Turin	406,992	31,233		95.96%	294,712		390,550
UNICREDIT BANCA MOBILIARE S.p.A. Milan	929,171	308,184		100.00%	232,405		929,171
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) S.A. Luxembourg	20,085	85		100.00%	20,000		20,085
UNICREDIT PRIVATE BANKING S.p.A. Turin	302,652	62,915		100.00%	215,907		302,652
UNICREDIT ROMANIA S.A. Bucarest	63,008	1,753	(C)	99.95%	66,246	1,3	62,976
UNICREDIT XELION BANCA S.p.A. Milan	325,989	-34,805		100.00%	325,989		325,989

(3.1 Significant equity investments continued) (€ '000)

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2004	PROFIT/LOSS AS AT 31.12.2004 (A)		INTEREST percent.	BOOK VALUE	PRO-RATA SHAREHOLDERS' EQUITY
UNICREDIT ZAGREBACKA BANKA D.D. (formerly ZAGREBACKA BANKA BH D.D.) Mostar	51,539	3,352	(D)	4.69%	1,496	2,417
UNICREDITO GESTIONE CREDITI S.p.A. BANCA PER LA GESTIONE DEI CREDITI Verona	90,267	20,819	(E)	97.81%	72,047	88,290
UNICREDITO ITALIANO BANK (IRELAND) P.L.C. Dublin	930,220	58,736		100.00%	860,408	930,220
ZIVNOSTENSKA BANKA A.S. Prague	104,139	6,391		96.61%	198,409 [1]	100,609
b) financial companies						
1. listed	-	-		-	-	-
2. unlisted						
AUGES S.p.A. SIM (in liquidation) Verona	5	-101		100.00%	5	5
C.R. TRIESTE IRELAND LTD. (in voluntary liquidation) Dublin	1,885	-25	(F)	100.00%	1,885	1,885
FIDA FINANZIARIA D'AFFARI SIM S.p.A. Turin	1,435	-50	(G)	100.00%	1,435	1,435
LOCAT S.p.A. Bologna	430,890	92,541		99.83%	230,324	430,157
PIONEER GLOBAL ASSET MANAGEMENT S.p.A. Milan	1,561,679	278,100		100.00%	1,183,037	1,561,679
SVILUPPO FINANZIARIA S.p.A. (formerly ING SVILUPPO FINANZIARIA S.p.A.) Milan	77,837	18,979		100.00%	77,837	77,837
TYRERESCOM LTD Dublin	22,955	1,148		100.00%	21,807	22,955
UNICREDIT DELAWARE INC. Dover	108	11		100.00%	19	108
UNICREDIT LEASING ROMANIA S.A. (formerly DEMIR ROMLEASE S.A.) Bucarest	10,812	2,070		100.00%	8,301	10,812
UNICREDITO ITALIANO CAPITAL TRUST I Newark (Delaware)	1	-		100.00%	1	1
UNICREDITO ITALIANO CAPITAL TRUST II Newark (Delaware)	1	-		100.00%	1	1
UNICREDITO ITALIANO FUNDING LLC I Dover (Delaware)	2	1		100.00%	2	2
UNICREDITO ITALIANO FUNDING LLC II Dover (Delaware)	1	1		100.00%	1	1
UNIRISCOSSIONI S.p.A. Turin	5,805	-9,319		100.00%	5,805	5,805

(3.1 Significant equity investments continued) (€ '000)

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2004	PROFIT/LOSS AS AT 31.12.2004 (A)		INTEREST percent.	BOOK VALUE	PRO-RATA SHAREHOLDERS' EQUITY
XELION DORADCY FINANSOWI SP.ZO.O Lodz	3,274	-5,440	(H)	50.00%	1,516	1,637
c) other						
1. listed	-	-		-	-	-
2. unlisted						
CASSA & ASSICURAZIONI S.p.A. (in liquidation) Verona	84	..	(I)	65.00%	62	62
CORDUSIO IMMOBILIARE S.p.A. Milan	372,381	104,909		100.00%	257,884	372,381
SOCIETÀ TRASPORTO TELEMATICO S.P.A. Verona	9,131	1,902	(J)	56.67%	2,933	5,175
TRIVIMM S.r.l. Verona	728	-28	(K)	29.00%	22	211
UNICREDIT AUDIT S.p.A. Milan	428	-4,112		100.00%	428	428
UNICREDIT PRODUZIONI ACCENTRATE S.p.A. Cologno Monzese (MI)	8,777	49	(L)	99.01%	3,000	8,690
UNICREDIT REAL ESTATE S.p.A. Milan	19,181	765		100.00%	10,296	19,181
UNICREDIT SERVIZI INFORMATIVI S.p.A. Milan	61,261	1,418		100.00%	46,790	61,261
Total for item 80					**11,653,600**	
B. COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE						
a) banks						
1. listed	-	-		-	-	-
2. unlisted						
BANCA CASSA DI RISPARMIO DI SAVIGLIANO S.p.A. Savigliano (CN)	54,569	1,576	(M)	31.01%	16,702	16,922
CASSA DI RISPARMIO DI BRA S.p.A. Bra (CN)	45,904	1,600	(M)	31.02%	13,441	14,239
CASSA DI RISPARMIO DI FOSSANO S.p.A. Fossano (CN)	70,948	1,830	(M)	23.08%	16,693 [1]	16,375
CASSA DI RISPARMIO DI SALUZZO S.p.A. Saluzzo (CN)	62,513	2,523	(M)	31.02%	19,454 [1]	19,392
b) financial companies						
1. listed	-	-		-	-	-
2. unlisted						
CASSA DI LIQUIDAZIONE E GARANZIA S.p.A. Trieste	1,541	16	(N)	24.61%	199	379
CONSORTIUM S.r.l. Milan	592,223	15,775		29.61%	170,029	175,357
FIDIA - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A. Milan	15,214	-643	(N)	25.00%	3,779	3,804
KOC FINANSAL HIZMETLER A.S. Istanbul	571,327	13,516		50.00%	254,581	285,664

(3.1 Significant equity investments continued) (€ '000)

NAME AND MAIN OFFICE	SHAREHOLDERS' EQUITY AS AT 31.12.2004	PROFIT/LOSS AS AT 31.12.2004 (A)		INTEREST percent.	BOOK VALUE	PRO-RATA SHAREHOLDERS' EQUITY
LISEURO S.p.A. Udine	3,594	112	(N)	35.11%	455	1,262
SYNESIS FINANZIARIA S.p.A. Turin	427,278	32,197	(O)	25.00%	95,722	106,820
SOCIETÀ FRIULANA ESAZIONE TRIBUTI S.p.A. Udine	4,868	757	(N)	33.33%	516	1,623
c) other						
1. listed	-	-		-	-	-
2. unlisted						
AUTOSTRADA BS VR VI PD S.p.A. Verona	324,565	18,088	(N)	20.30%	..	65,887
CONSORZIO CA.RI.CE.SE Bologna	1,624	-	(P)	33.06%	2,384 [4]	537
INIZIATIVE URBANE S.p.A. Trento	7,805	-629	(N)	27.78%	1,993	2,168
SERIN S.r.l. Trento	79	..	(N)	20.00%	16	16
Total (included in item 70)					**595,964**	

(A) Amount already included in "Shareholders' equity" in the previous column.

(B) 82.16% of common equity (subsidiary holds 9,052 of its own common shares equal to 0.315% of the common equity).

(C) In addition to 1 share held by UniCredit Leasing Romania S.A. and 1 share held by Demir Securities Romania S.A..

(D) In addition to the 93.95% held by Zagrebacka Banka d.d.; the overall Group share of common equity is 99.45%.

(E) Subsidiary holds 175,000 of its own shares equal to 2.19% of total equity.

(F) Data are taken from the liquidation accounts as at 31 October 2004.

(G) Data are taken from the balance sheet as at 31 December 2004 (fiscal year-end is 30 June).

(H) *In addition to the 50% held through Bank Pekao S.A..*

(I) The shareholders' meeting dated 28 January 2004 approved the final liquidation accounts as at 24.01.2004. During 2004 the company made an initial liquidation allocation and at the end of the year residual shareholders' equity was €84,000 and the portion applicable to UniCredit was €62,000 under an agreement with the other shareholder.

(J) Subsidiary holds 4,010 of its own shares equal to 4.01% of total equity.

(K) In addition to the 48% held through UniCredito Gestione Crediti S.p.A. Banca per la Gestione dei Crediti.

(L) In addition to the 0.99% held through Banca dell'Umbria 1462 S.p.A.

(M) Data are taken from the balance sheet as at 30 June 2004 and take into account the accounting standards used for the Group consolidated balance sheet.

(N) Data are taken from the 2003 financial statements.

(O) Data are taken from the consolidated balance sheet as at 30 September 2004.

(P) *In addition to the total 0.68% held by other Group banks.*

With regard to the above table, it should be noted that:

- shareholders' equity and net profit/loss for each affiliated company were taken from the 2004 accounts approved at the respective shareholders' meetings, or from the draft 2004 accounts approved by the respective Boards of Directors; where these figures were not available, they were taken from the last approved accounts or balance sheet. For foreign companies, the amounts have been converted to euros at the exchange rate prevailing at fiscal year-end;
- the stake shown is that held directly by the Parent Company, excluding the percentage applicable to other Group companies;
- the difference between book value and the lower value corresponding to the fraction of shareholders' equity is justified by:
  1 the higher cost incurred at the time of the purchase or increase in the stake held (including ancillary costs) and retained in the Accounts where the causes of such higher costs continue to exist;
  2 higher market value;
  3 *the different exchange rate used;*
  4 the higher cost incurred at the time of the purchase and increase in the stake held and maintained in the Accounts in relation to the continued existence of reasons justifying the payment of the increase. The object of the affiliated company, which broke even for the fiscal year, is to provide services to the members of the consortium; therefore, it is not a for-profit business, and income for the members is a result of the lower fees they are required to pay.

(€ '000)

3.2 ASSETS AND LIABILITIES WITH GROUP COMPANIES
3.3 ASSETS AND LIABILITIES WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)

	AMOUNTS AS AT 31.12.2004	
	ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES	ASSET AND LIABILITY POSITIONS WITH AFFILIATED COMPANIES (OTHER THAN GROUP COMPANIES)
a) Assets		
1. loans to banks*	55,842,739	4,920,458
of which: subordinated loans	*32,825*	-
2. loans to financial institutions	9,261,534	4,444
of which: subordinated loans	*18,400*	*4,444*
3. loans to other customers	1,080,530	-
of which: subordinated loans	-	-
4. bonds and other debt securities	14,873,314	384,624
of which: subordinated loans	*2,873,175*	-
Total Assets	**81,058,117**	**5,309,526**
b) Liabilities		
1. due to banks*	28,926,539	1,287,252
2. due to financial institutions	858,012	-
3. due to other customers	-	-
4. securities in issue	3,395,651	-
5. subordinated debt	1,653,553	-
Total Liabilities	**34,833,755**	**1,287,252**
c) Guarantees and commitments		
1. guarantees given	18,785,456	1,772
2. commitments	4,782,322	10,014
Total Guarantees and Commitments	**23,567,778**	**11,786**

* "Asset and liability positions with affiliated companies" includes transactions with Banca d'Italia

ASSET AND LIABILITY POSITIONS WITH GROUP COMPANIES AND AFFILIATED COMPANIES SUBJECT TO SIGNIFICANT INFLUENCE

Existing assets and liabilities related to group companies as at 31.12.2004, as defined by art. 4 of Legislative Decree no. 87/92, as well as those related to equity investments on which the bank has significant influence, are as follows:

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSES
Banca Agricola Commerciale della Repubblica di S. Marino SA	2,487	627,205	2,292	186	14,515
Banca dell'Umbria 1462 S.p.A.	349,877	22,812	205,064	15,827	5,042
Bank Pekao S.A.	50,461	24,241	562	2,551	10,097
Bank Pekao (Ukraine)	-	99	-	5	-
Banque Monegasque de Gestion S.A.	1,605	23,155	8,810	190	1,109
Bulbank A.D.	-	239,483	473	1,021	1,970
Cassa di Risparmio di Carpi S.p.A.	111,719	9,364	8,950	1,234	516
Centralny Dom Maklensky Pekao SA	-	2	-	-	-
Cordusio Immobiliare S.p.A.	-	-	-	325	1,967
Cordusio Società Fiduciaria per Azioni	-	-	-	50	9

(Asset and liability positions with Group companies and affiliated companies subject to significant influence, continued) (€ '000)

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSES
CRTrieste Ireland (in voluntary liquidation)	-	4	-	-	-
Employee Benefit Spa	-	-	-	-	3
Euro Capital Structures Ltd	-	-	-	-	2,091
FRT Fiduciaria Risparmio Torino SIM S.p.A.	-	511	-	7	1
I-Faber S.p.A.	-	-	-	846	1
Locat S.p.A.	7,124,412	-	729	178,400	10,971
Locat Leasing Croatia d.o.o.	-	-	60,000	4	-
LocatRent S.p.A.	90,000	-	-	1,884	1,483
Pekao Leasing Sp.zo.o.	-	-	-	269	-
Pioneer Alternative Investment Management S.G.R.p.A.	-	14	-	12	2
Pioneer Asset Management SA	-	1,182	-	-	1,200
Pioneer Fonds Marketing Gmbh	-	-	-	10	-
Pioneer Investment Management S.G.R.p.A.	-	3,551	-	730	331
Pioneer Global Asset Management S.p.A.	-	88,013	-	2,649	2,320
Pioneer Investment Management Ltd	-	-	-	-	8,126
Pioneer Investment Management USA Inc	169,123	7,369	7,316	3,646	74
Pixel Investment Management S.G.R.p.A.	-	-	-	55	63
Quercia Software S.p.A.	-	-	-	28	230
S+R Investimenti e gestioni S.G.R.p.A.	-	24	-	39	-
STT-Soc. Trasporto Telematico S.p.A.	-	-	-	-	64
Sviluppo Finanziaria S.p.A.	-	72,000	-	238	1,167
UniBanka A.S.	23,019	668	4,265	1,312	19
UniCreditAssicura S.r.l.	-	-	-	699	-
UniCredit Audit S.p.A.	-	-	-	722	7,672
UniCredit Banca S.p.A.	5,670,831	19,616,632	5,357,011	178,417	424,270
UniCredit Banca d'Impresa S.p.A.	34,115,628	2,716,804	1,918,304	698,674	35,617
UniCredit Banca Mediocredito S.p.A.	950,127	39,369	264,883	22,352	606
UniCredit Banca Mobiliare S.p.A.	18,877,518	4,735,777	1,111,999	301,974	(13,700)(*)
UniCredit Banca per la Casa S.p.A.	5,780,000	3,983	3,120,140	144,283	276
UniCredit Broker S.p.A.	-	-	-	79	87
UniCredit Clarima Banca S.p.A.	2,358,612	-	139	45,492	68
UniCredit Delaware Inc.	-	609,528	-	-	8,178
UniCredit Factoring S.p.A.	962,355	-	260,000	26,801	24
UniCredit International Bank (Luxemburg) S.A.	102,910	131,830	81,123	335	180
UniCredit Ireland Financial Services Plc	-	63	-	141	150
UniCredit Leasing Romania S.A.	8,333	-	-	375	-
UniCredit Private Asset Management S.G.R.p.A.	-	-	-	34	-
UniCredit Private Banking S.p.A.	62,351	3,512,458	2,280	9,841	69,971
UniCredit Produzioni Accentrate S.p.A.	-	-	-	3,238	40,811
UniCredit Real Estate S.p.A.	990,530	-	-	39,331	28,363
UniCredit Romania S.A.	40,904	395	3,435	1,286	14
UniCredit ServiceLab S.p.A.	-	-	-	4	-
UniCredit Servizi Informativi S.p.A.	-	-	-	2,685	17,445
UniCredit (Suisse) Bank S.A.	4,497	15,137	4,568	52	172
UniCredit Xelion Banca S.p.A.	6,595	1,208,745	302	4,630	23,689
UniCredit Zagrebacka Banka d.d.	-	3,694	164	10	77
** of which: positive balances of hedging transaction differentials*					*(45,159)*

(Asset and liability positions with Group companies and affiliated companies subject to significant influence, continued) (€ '000)

GROUP COMPANIES	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS	INCOME	EXPENSES
UniCredito Gestione Crediti Spa Banca per la Gestione dei Crediti	-	94,571	-	346	2,175
UniCredito Italiano Bank (Ireland) PLC	1,942,730	80,032	9,681,862	18,286	36,134
UniCredito Italiano Funding LLC I	-	540,000	540,000	-	39,804
UniCredito Italiano Funding LLC II	-	330,372	330,372	-	30,411
UniRiscossioni S.p.A.	1,000,000	69,545	579,642	14,957	262
Universal Banka d.d.	-	-	-	5	215
Varazdinska Banka d.d.	-	-	-	7	3
XAA Agenzia Assicurativa Spa	-	-	-	1	-
Zagrebacka Banka d.d.	228,274	59	13,093	5,332	143
Zivnostenska Banka A.S.	33,219	5,064	-	1,119	193
Total group companies	**81,058,117**	**34,833,755**	**23,567,778**	**1,733,026**	**816,681**
Affiliates (significant influence)					
Banca Cassa di Risparmio di Savigliano S.p.A.	22,541	1,968	75	201	158
Cassa di Liquidazione e Garanzia S.p.A.	-	-	-	-	2
Cassa di Risparmio di Bra S.p.A.	18,914	7,019	243	465	140
Cassa di Risparmio di Fossano S.p.A.	5,760	7,845	45	163	86
Cassa di Risparmio di Saluzzo S.p.A.	31,541	5,446	142	515	59
Consorzio CA.RI.CE.SE.	-	-	-	7	42
Total affiliates (significant influence)	**78,756**	**22,278**	**505**	**1,351**	**487**
TOTAL	**81,136,873**	**34,856,033**	**23,568,283**	**1,734,377**	**817,168**

(€ '000)

3.4 ITEM 70 "EQUITY INVESTMENTS"
3.5 ITEM 80 "EQUITY INVESTMENTS IN GROUP COMPANIES"

	AMOUNTS AS AT 31.12.2004	
	EQUITY INVESTMENTS ITEM 70	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80
a) Equity investments in banks	**567,647**	**9,800,209**
1. listed	447,162	1,629,662
2. unlisted	120,485	8,170,547
b) Equity investments in financial institutions	**560,705**	**1,531,976**
1. listed	-	-
2. unlisted	560,705	1,531,976
c) Other	**1,978,539**	**321,415**
1. listed	985,853	-
2. unlisted	992,686	321,415
Total	**3,106,891**	**11,653,600**

(€ '000)

3.6 CHANGES IN EQUITY INVESTMENTS

3.6.1 Equity investments in Group companies

3.6.2 Other equity investments

	EQUITY INVESTMENTS IN GROUP COMPANIES ITEM 80	OTHER EQUITY INVESTMENTS ITEM 70
A. Opening balance	**11,622,959**	**3,149,933**
B. Increases	**359,348**	**28,895**
B.1 Purchases	89,937	1,917
B.2 Write-backs	1,463	440
B.3 Revaluations	-	-
B.4 Other changes	267,948	26,538
C. Reductions	**328,707**	**71,937**
C.1 Sales	10,683	58,971
C.2 Writedowns	66,805	9,829
including permanent writedowns	*66,805*	*9,829*
C.3 Other changes	251,219	3,137
D. Closing balance	**11,653,600**	**3,106,891**
E. Total revaluations	**-**	**1,807**
F. Total adjustments	**486,246**	**104,865**

(€ '000)

Detail of changes in item 80 "Equity investments in Group companies":		
B. INCREASES		
B.1 Purchases:*		
Locat S.p.A.		35,498
UniCredit Romania S.A.		29,887
UniCredit Banca Mediocredito S.p.A.		14,224
Pioneer Global Asset Management S.p.A.		6,328
UniCredit Leasing Romania S.A.		3,612
Other		388
		89,937
B.2 Write-backs:		
UniCredito Gestione Crediti S.p.A. Banca per la Gestione dei Crediti		**1,463**
B.4 Other changes:		
- Gains from sales		
Cariverona Ireland Plc	411	
On Investiment Service Srl	37	
Other	1	449
- Loss coverage payments		
UniCredit Audit S.p.A.		4,400
- Increases in capital subscribed through transfer of divisions		
UniCredit International Bank (Luxembourg) S.A.		19,969

* including any subscriptions to capital increases

(Detail of changes in item 80 "Equity investments in Group companies" continued) (€ '000)

	- Other changes		
	Increase in capital of UniCredito Italiano Bank (Ireland) Plc	243,000	
	Other reasons	130	243,130
			267,948
C.	**DECREASES**		
C.1	**Sales:**		
	Cariverona Ireland Plc	8,158	
	Zivnostenska Banka A.S.	2,486	
	On Investiment Service Srl	37	
	Other	2	**10,683**
C.2	**Writedowns:**		
	UniCredit Xelion Banca S.p.A.	34,805	
	Sviluppo Finanziaria S.p.A.	17,588	
	Uniriscossioni S.p.A.	7,653	
	UniCredit Audit S.p.A.	4,072	
	Xelion Doradcy Finansowi Sp.zo.o	2,519	
	Other	168	**66,805**
C.3	**Other changes:**		
	- Exchange rate differences		
	UniCredito Italiano Bank (Ireland) Plc	6,895	
	Other	9	6,904
	- Losses from sales:		
	UniCredit Energia S.c.r.l.		7
	- Other reasons		
	Repayment of capital contribution		
	- Cariverona Ireland Plc	198,836	
	- CRTrieste Ireland Ltd	36,300	
	Reduction in purchase price:		
	- Sviluppo Finanziaria Spa	9,001	
	Other changes	171	244,308
			251,219

(€ '000)

Detail of changes in item 70 "Other equity investments"

B.	**INCREASES**		
B.1	**Purchases:**		
	Compagnia Invest.e Sviluppo C.I.S. S.p.A.		990
	Veneto Sviluppo S.p.A.		900
	Other		27
			1,917
B.2	**Write-backs:**		
	Capitalia S.p.A.		279
	Skillpass S.p.A.		135
	Other		26
			440
B.4	**Other changes:**		
	- Gains from sales		
	Fincantieri Cantieri Navali Italiani S.p.A.	7,658	
	RCS Mediagroup S.p.A.	7,206	
	Centro Leasing S.p.A.	3,976	
	Selezione Terza S.r.l.	1,932	
	Agenzia per lo Sviluppo S.p.A.	468	
	Other	488	21,728
	- Capital contributions		
	Synesis Finanziaria S.p.A.	1,500	
	Selezione Terza S.r.l.	1,050	2,550
	- Exchange rate differences		
	CLS Group Holding A.G.		18
	- Other reasons		
	Exchange of Agenzia per lo Sviluppo S.p.A. shares for Tecnofin Trentina Spa shares	1,045	
	Reduction in equity capital of Val Rendena Funivie S.pA. in liquidation with assignment of Funivie Pinzolo S.p.A. shares	285	
	Absorption by Banca Popolare di Lodi S.p.A. of Efibanca S.p.A.	256	
	Other	656	2,242
			26,538
C.	**DECREASES**		
C.1	**Sales:**		
	RCS Mediagroup S.p.A.		25,405
	Fincantieri Cantieri Navali Italiani S.p.A.		17,987
	Centro Leasing S.p.A.		9,528
	Selezione Terza S.r.l.		2,981
	Unibon Salumi Scarl		1,626
	Pensplan Invest Società di gestione del risparmio S.p.A.		439
	Ce. P.I.M. Centro Padano Interscambio Merci S.p.A.		397
	Argentea S.p.A.		172
	Other		436
			58,971

(Detail of changes in item 70 "Other equity investments" continued) (€ '000)

C.2 Writedowns:		
Infracom Italia S.p.A.		4,323
Lingotto S.p.A.		2,040
CLS Group Holding A.G.		1,069
Banksiel - Società d'informatica e Organizzazione		633
Colombo S.r.l.		552
S.M.I. Società Metallurgica Italiana S.p.A.		246
Iniziative Urbane S.p.A.		215
Finecogroup S.p.A.		137
B Group S.p.A.		120
Sitraci S.p.A.		96
Fidia SGR S.p.A.		94
C.A.A.B. S.c.p.a.		60
Retex Misura 5		51
Other		193
		9,829
C.3 Other changes:		
- Exchange rate differences		
Thai Petrochemical Industry P.l.c.		1
- Losses from sales:		
Idea Group S.p.A.	38	
Thai Petrochemical Industry P.l.c.	20	
Consorzio Distretto Tecnologico del Canavese	11	
Other	12	81
- Other reasons		
Reduction in book value of Banksiel S.p.A. following distribution of extraordinary dividend using the Share premium reserve	1,119	
Exchange of Agenzia per lo Sviluppo S.p.A. shares for Tecnofin Trentina Spa shares	1,045	
Reduction in equity capital of Val Rendena Funivie S.pA. in liquidation with assignment of Funivie Pinzolo S.p.A. shares	285	
Absorption by Banca Popolare di Lodi S.p.A. of Efibanca S.p.A.	256	
Other	350	3,055
		3,137

Section 4 - Tangible and Intangible Fixed Assets

(€ '000)

	AMOUNTS AS AT 31.12.2004
90. Intangible fixed assets	**19,709**
100. Tangible fixed assets	**16,384**
Total	**36,093**
of which: property used by the bank for its operations	-

(€ '000)

4.1 CHANGES IN "TANGIBLE FIXED ASSETS" DURING THE YEAR

	PROPERTY	FURNITURE	EQUIPMENT	TOTAL
A. Opening balance	**326**	**10,689**	**8,169**	**19,184**
B. Increases	**-**	**4,021**	**3,216**	**7,237**
B.1 Purchases	-	2,617	3,214	5,831
B.2 Write-backs	-	-	-	-
B.3 Revaluations	-	-	-	-
B.4 Other changes	-	1,404	2	1,406
C. Reductions	**6**	**4,402**	**5,629**	**10,037**
C.1 Sales	-	1,793	319	2,112
C.2 Writedowns	6	2,566	5,237	7,809
a) amortisation	*6*	*2,566*	*5,237*	*7,809*
b) permanent writedowns	-	-	-	-
C.3 Other changes*	-	43	73	116
D. Closing balance	**320**	**10,308**	**5,756**	**16,384**
E. Total revaluations	**5**	**-**	**-**	**5**
F. Total adjustments	**128**	**20,258**	**41,789**	**62,175**
a) amortisation	*128*	*20,258*	*41,789*	*62,175*
b) permanent writedowns	-	-	-	-
** of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	-	13	41	54

See the annexes for a list of properties indicating revaluations applied in the past in accordance with legislative provisions.

(€ '000)

4.2 CHANGES IN "INTANGIBLE FIXED ASSETS" DURING THE YEAR	
A. Opening balance	**23,992**
B. Increases	**7,342**
B.1 Purchases	7,339
B.2 Write-backs	-
B.3 Revaluations	-
B.4 Other changes	3
C. Reductions	**11,625**
C.1 Sales	74
C.2 Writedowns	10,214
a) amortisation	*10,214*
b) permanent writedowns	-
C.3 Other changes*	1,337
D. Closing balance	**19,709**
E. Total revaluations	**-**
F. Total adjustments	**173,119**
a) amortisation	*173,119*
b) permanent writedowns	-
** of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	*46*

(€ '000)

INTANGIBLE FIXED ASSETS	AMOUNTS AS AT 31.12.2004
Intangible assets (software)	3,933
Restructuring of leased property	15,776
Total	**19,709**

Section 5 - Other Assets

(€ '000

OTHER ASSETS	AMOUNTS AS AT 31.12.2004
130. Other assets	**4,950,112**
140. Accrued income and pre-paid expenses	**1,005,338**
Total	**5,955,450**

(€ '000)

5.1 ITEM 130 "OTHER ASSETS"

	AMOUNTS AT 31.12.2004
Cash and other valuables held by cashier:	
- current account cheques drawn on third parties being settled	12
	12
Interest and amounts to be debited to:	
- customers	..
- banks	-
	..
Guarantee deposits:	
- in the name of, and on behalf of the Group	1,936
	1,936
Items in transit between branches not yet attributed to destination accounts	**51,554**
Items in processing	**31,437**
Receivables for advances made by the tax collection service	**9,910**
Tax entries:	
- advance payments to tax authorities	921,777
- tax credits	552,169
- deferred tax assets	164,401
- tax consolidation assets	176,000
- other tax entries	537,611
of which: Group VAT credit	*480,052*
	2,351,958
Entries resulting from the valuation of off-balance sheet transactions	
- customers	9,900
- banks	566,067
	575,967
Entries judged definitive but not attributable to other items	**1,795,861**
of which: Group companies, for dividends accrued during the period to be collected	*1,721,360*
Other entries:	
- costs awaiting final allocation	487
- premiums paid for options	118,474
- other	12,516
	131,477
Total	**4,950,112**

(€ '000)

5.2 ITEM 140 "ACCRUED INCOME AND PRE-PAID EXPENSES"	AMOUNTS AS AT 31.12.2004
Accrued income	
for accrued interest on investment and trading securities	88,984
for accrued interest on loans to banks	74,991
for accrued interest on loans to customers	47,529
for differentials on derivative contracts	453,619
for other transactions	976
Total accrued income	**666,099**
Pre-paid expenses	
for advance rent payments	878
for off-balance sheet transactions	189,657
for issue discount on securities	26,799
for miscellaneous commissions and other transactions	121,905
Total pre-paid expenses	**339,239**
Total accrued income and pre-paid expenses	**1,005,338**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

5.3 ADJUSTMENTS FOR ACCRUED INCOME AND PRE-PAID EXPENSES

No upward or downward adjustments were made to balancing asset and liability items to which accrued income and pre-paid expenses refer.

(€ '000)

5.4 DISTRIBUTION OF SUBORDINATED ASSETS	AMOUNTS AS AT 31.12.2004
a) loans to banks	32,826
b) loans to customers	40,122
c) bonds and other debt securities	2,924,888
Total	**2,997,836**

Section 6 - Deposits

(€ '000)

DEPOSITS	AMOUNTS AS AT 31.12.2004
10. Due to banks	**43,309,182**
20. Due to customers	**7,132,773**
30. Securities in issue	**40,068,079**
Total	**90,510,034**

(€ '000)

6.1 DETAIL OF ITEM 10 "DUE TO BANKS"	AMOUNTS AS AT 31.12.2004
a) repo transactions	2,056,589
- *ordinary transactions*	*2,047,131*
- *for securities given on loan*	*9,458*
b) stock lending	105,806

(€ '000)

Item 10 "Due to banks"	AMOUNTS AS AT 31.12.2004
a) on demand::	
Deposits	7,798,172
Current accounts for services rendered	5,833,863
	13,632,035
b) on term or with notice:	
Time deposits	25,960,664
Repo transactions	2,056,589
of which: Banca d'Italia	*960,001*
Stock lending	105,806
Other forms of debt	1,554,088
	29,677,147
Total	**43,309,182**

(€ '000)

6.2 DETAIL OF ITEM 20 "DUE TO CUSTOMERS"	AMOUNTS AS AT 31.12.2004
a) repo transactions	53,454
- ordinary transactions	*53,454*
- for securities given on loan	-
b) stock lending	-

(€ '000)

Item 20 "Due to customers"	AMOUNTS AS AT 31.12.2004
a) on demand:	
Overdraft accounts	1,773,720
	1,773,720
b) on term or with notice:	
Overdraft accounts	5,072,199
Repo transactions	53,454
Stock lending	-
Other forms of debt	233,400
	5,359,053
Total	**7,132,773**

(€ '000)

Item 30 "Securities in issue"	AMOUNTS AS AT 31.12.2004
Bonds	15,146,033
Certificates of deposit	23,933,121
Other securities	988,925
Total	**40,068,079**

Section 7 - Reserves

Reserves, other than those serving to adjust asset values, are as follows:

(€ '000)

RESERVES	AMOUNTS AT 31.12.2004
70. Reserve for employee severance pay	**42,306**
80. Reserves for risks and charges	
a) reserve for pensions and similar obligations	*421,268*
b) taxation reserve	*100,079*
c) other reserves	*432,437*
	953,784
90. Loan loss reserves	**-**
Total	**996,090**

(€ '000)

7.1 ITEM 90 "LOAN LOSS RESERVES" 7.2 CHANGES DURING THE PERIOD IN "LOAN LOSS RESERVES"	
A. Opening balance	**14,822**
B. Increases	**-**
B.1 Provisions	-
B.2 Other changes	-
C. Reductions	**14,822**
C.1 Uses	-
C.2 Other changes	14,822
D. Closing balance	**-**

The financial statements as at 31 December 2003 contain "Loan loss reserve" provisions of €14,822 thousand made up of "purely potential risks", in accordance with the tax laws.

Since Article 7, paragraph 1, letters b) and c) of Legislative Decree No. 37 of 6/2/2004, repealing Article 15, paragraph 3, and 39, paragraph 2, of Legislative Decree No. 87/92, removed with effect from the current year, the possibility of making writedowns and provisions solely in accordance with tax laws, past tax interference has been eliminated by reversing this item with a balancing entry under "Extraordinary income" (€14,822 thousand) and showing the associated deferred tax (€-4,891 thousand).

There was a positive overall impact on net profit for the period of €9,931 thousand.

(€ '000)

7.3 ITEM 80 C) "RESERVES FOR RISKS AND CHARGES: OTHER RESERVES"

	AMOUNTS AS AT 31.12.2004
Reserves for writedowns of guarantees given and commitments:	
specific writedowns	1,378
general writedowns for "country risk"	1,453
other general writedowns	-
	2,831
Other reserves for risks and charges:	
projected outlays for personnel-related disputes and charges	
potential charges for affiliated companies	93,740
as per Decree-Law 153/99	73,416
pending voidable preferences and other legal actions	244,713
revocatory actions and legal proceedings awaiting settlement	2,256
donation fund	1,943
other	13,538
	429,606
Total	**432,437**

BENEFITS PURSUANT TO ARTICLES 22-23 OF DECREE-LAW 153/99

For a presentation of the benefits under Articles 22-23 of Decree-Law 153/99, please refer to the notes to the 2003 Accounts, there having been no changes in the regulatory and legal framework in the meantime.

INTEREST CAPITALISATION

The recent judgement by the *Sezioni Unite* of the Court of Cassation in the question of interest capitalisation added nothing new to the previous pronouncements of the Supreme Court in 1999. We received a number of claims after the 2004 judgement, but these were less numerous than those received in 1999 when the Court changed its thinking.

Our view, supported by the opinion of leading legal experts (some of whom have also pronounced publicly), is still that Italian banks' practice up to 1999 was correct, i.e., up to the time the Court of Cassation decreed the end of the previously accepted practice relating to the capitalisation of interest.

Although we cannot rule out the possibility of further claims, we believe that most customers intending to invoke the alleged illegitimacy of quarterly interest capitalisation have already made a formal claim or taken legal proceedings in the last five years. We do not therefore expect any significant increase in claims of this kind.

For the above reasons and also bearing in mind that:
- several judges have shown that they do not agree with the Court of Cassation's thinking and
- the Italian Banking Association intends to submit the matter to the EC Court of Justice and the Constitutional Court,

we have continued to make adequate provision in respect of individual positions, as we have since 1999.

(€ '000)

Sub-Item 80 b) "Reserves for risks and charges: Taxation reserve"	AMOUNTS AS AT 31.12.2004		
	ADVANCE PAYMENTS	AMOUNTS OUTSTANDING	TOTAL
Income tax	-	-	-
Taxes of foreign branches	7,005	3,731	**10,736**
Deferred taxes	-	58,369	**58,369**
Other	-	30,974	**30,974**
Total	7,005	93,074	**100,079**

DOMESTIC TAXATION CONSOLIDATION

Decree-Law 344/2003, on the reform of corporation tax, introduced the principle of domestic consolidation for the taxation of the income of groups of companies.

This treatment is optional and valid for three years. It is subject to meeting several conditions (controlling relationship and same fiscal year) and provides economic and/or financial tax breaks, for example:

- Immediate use of tax losses made by consolidated companies by off-setting them against other consolidated companies' profits; as soon as the option is exercised and for the whole period of three years thereafter, total Group profit is calculated by the Parent Company as the arithmetical sum of Group companies' profits and losses.
- Dividends distributed by consolidated companies are totally free of tax, as opposed to the normal treatment whereby they are tax free as to 95%.
- Interest paid on financing the acquisition of interests in consolidated companies is tax deductible, instead of being only partly deductible pro rata to total capital, which was introduced as part of corporation tax reform.
- Fiscally neutral transfers of positively valued assets or businesses are permitted between consolidated companies.

In respect of fiscal 2004 the main economic advantages of tax consolidation for UniCredit SpA are as follows:

- Allocation of €176 million of current tax credit, due to an off-settable tax loss on consolidation, which will also constitute a financial advantage when corporation tax for 2004 is paid in June 2005.
- A €23.1 million reduction of deferred taxation payable due to the tax-free status of a further 5% of consolidated companies' dividends received and accounted for on receipt, at the time of receipt. The financial advantage will actually accrue in June 2006 on payment of 2005 corporation tax.

Group taxation entails the assumption - both by the consolidating parent and by individual consolidated subsidiaries - of joint responsiblity for higher tax assessments, penalties and related interest payable in respect of tax consolidation.

It also follows that payments of pre- and post-assessment corporation tax is the sole responsibility of the parent, which is required to make payment in respect of individual subsidiaries. The credit against the Revenue for the 2004 pre-payment of corporation tax, amounting to €897.4 million, was paid directly by individual consolidated companies as to €228.5 million (first instalment) and through the parent as to €482.1 million (second instalment), and made up with the credit resulting from the previous assessment amounting to €186.8 million.

As a result, the balancing payments and payments on account for company income tax (IRES) are the sole responsibility of the parent company, which is also liable for tax due by each subsidiary; tax paid on account for 2004, amounting to approximately €897.4 million, was paid in part directly by the individual consolidated subsidiaries (first instalment of around €228.5 million), in part via the parent company (second instalment of around €482.1 million) and partly offset against the positive balance from the previous income tax return (around €186.8 million).

TAX-RELATED DISPUTE

Between 20 and 29 December 2004 the company, as the parent company of Cassamarca, Cariverona Banca, Rolo Banca 1473 and Banca CRT, was served with four tax inspection notices concerning financial year 1999 by the relevant Tax Authority Offices.
The above inspection notices concerned mainly the following two issues:

a) application and distribution of tax benefits associated with the so-called Ciampi law;
b) purchase and disposal of equity investments performed with third party counterparties by Cariverona Banca and Cassamarca.

We believe the above inspection notices to be manifestly groundless, as confirmed by our tax consultants, accordingly no specific provisions have been made. The inspection notices were nevertheless immediately challenged before the relevant Tax Commissions.

With regard to the above mentioned inspections relating to the alleged failure to account for moratorium interest, served on the bank as parent company of Rolo Banca 1473 in respect of unpaid tax relating to the 1996, 1997 and 1998 years, of which mention was made in our 2003 Report and Accounts and subsequently extended to the 1999 year (higher taxable income for IRPEG/ILOR of €462,025), we would point out that:

- the appeals entered for the 1997 and 1998 years have been upheld by the courts in their final judgements;
- accordingly no provision has been made for 1996 and 1999, since it is expected that the appeals submitted in respect of these years will also be upheld by the courts applied to.

CHANGES IN RESERVES IN THE YEAR

(€ '000)

CHANGES IN RESERVES	EMPLOYEE SEVERANCE PAY RESERVE	RESERVE FOR RISKS AND CHARGES: RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS	RESERVE FOR RISKS AND CHARGES: TAXATION RESERVE	RESERVE FOR RISKS AND CHARGES: RESERVES FOR WRITEDOWNS OF GUARANTEES GIVEN AND COMMITMENTS	OTHER RESERVES
Opening balance	**39,516**	**433,335**	**403,276**	**2,193**	**382,891**
Changes in 2004:					
Use of provisions	-6,769	-38,463	-309,312	-178	-44,845
Extraordinary income from reallocations to the P/L acct. of provisions	-	-	-5,750	-556	-32,560
Provisions for the year	+7,134	+15,615	+11,117	+1,457	+140,087 *
Extraordinary charges allocated to the P/L acct. for deferred taxes from previous years	-	-	+827	-	-
Transfers between reserves	+1,556	+7,406	-	-	-8,962
Transfer to "Other liabilities"	-	-	-	-	-4,742
"Other assets" writedowns transfer	-	-	-	-	-1,305
Exchange differences and other changes**	+869	+3,375	-79	-85	-958
Closing balance	**42,306**	**421,268**	**100,079**	**2,831**	**429,606**
** *of which: transfer to UniCredit International Bank (Luxembourg) S.A.*	-	*29*	-	-	*945*

* *of which: €40,189 thousand allocated to the P/L account under item 80 Payroll, €83,361 thousand item 100 Provisions for risks and charges, and €16,537 thousand to item 190 "Extraordinary charges"*

With regard to "Reserves for risks and charges," please note the following:

- **Reserve for pensions and similar obligations:**

The balance as at 31.12.2004 of €421,268 thousand is deemed adequate – based on specific actuarial studies carried out – to meet all commitments due to those enrolled.
Since these Funds are not managed as separate, autonomous entities, total allocations to the fund are invested together with other assets. Thus, it is not possible to provide any accounting in this regard.

A detail of the changes to each individual Fund is found in the annexes to these Accounts.

- **Taxation reserves:**
  - provisions include net changes in deferred taxes arising during the period of €5,656 thousand (€30,520 thousand increases and €28,864 thousand decreases), provisions for the year for current taxes of foreign subsidiaries of €3,762 thousand and other taxes of €1,699 thousand;
  - the reallocation of €5,750 thousand to the Profit and Loss Account relates to current taxes, while extraordinary expenses of €827 thousand relate to deferred taxes.

- **Other reserves:**
  - uses for payments made relate to payroll costs (€38,583 thousand), donations (€3,200 thousand) and other reasons (€3,107 thousand);
  - provisions relate to sundry payroll costs of €57,618 thousand (deferred costs of the bonus system for €38,057 thousand, termination bonuses for €16,536 thousand - of which €5,136 thousand for units operating abroad -, €892 thousand litigation reserves and other reserves €2,133 thousand), €73,416 thousand for projected acquisition costs in Turkey, €3,025 thousand to cover projected litigation charges and other risks and €6,028 thousand for other expenses connected with the rationalisation of foreign business units.

On 26 October 2004, the Parent Company's Board of Directors approved the "2004 - 2007 Business Plan", which sets out the Group reorganisation project. The objectives of this plan include eliminating any remaining overlaps in operating functions as well as streamlining costs in order to further improve the Group's structural efficiency by redesigning key processes and resizing Group staff.
On 19 November 2004 the procedure laid down by Article 18 of the National Collective Labour Agreement dated 11 July 1999 was begun with the Group's Union Organisations and led to the signing on 11 February 2005 of the Union Agreements.

Following the approval of the Business Plan on 16.12.2004, the relevant implementation measures taken included identification of the total number of redundancies and relevant costs.
Total costs, estimated at €11,400 thousand for the full three-year period mentioned for approximately 120 employees, were included in the item "extraordinary charges" of the profit and loss account for the year as a one-off provision with a balancing entry under "Reserves for risks and charges – other reserves".

This charge was arrived at on the basis of the following assumptions:

- participation to varying degrees, according to the best possible current estimate, in the Plan by the members of staff concerned, according to whether they already meet pension requirements or not;
- payment to qualifying members of staff of decreasing bonuses based on the date of joining the Plan;
- granting of the support allowance provided for by the Agreement of 28 February 1998 and by Ministerial Decree No. 158 of 28 April 2000 on the "Solidarity fund for supporting income, employment and professional retraining and re-qualification of bank

staff" to those members of staff who intend to join the incentive programme and do not currently meet the requirements, but who will do so by 31 December 2009.

DEFERRED TAXATION

In application of the principle requiring the reporting of deferred taxes, the balance sheet liability method was used.
The criterion for reporting of **deferred tax assets** has been changed compared with previous years to bring it into line with that used by most companies.

Deferred tax assets have been recorded whereas up until the previous year this had not been done because until then such reporting was conditional:

- on the existence of taxable income for the following three years, subject to the approval of the applicable business plan for the period;
- on the presence of costs already allocated to the profit and loss account and clearly deductible against a specific period

With the elimination of the time limit mentioned above, net profit was higher by €60,165 thousand.

Deferred taxes were recorded to the extent they were considered likely to be incurred.

There was no reporting of IRAP (the regional tax for productive activities) effects, since for purposes of this tax a loss is expected.

(€ '000)

DEFERRED TAX ASSETS	IRES (CORPORATION TAX)	
	TAXABLE AMOUNT	DEFFERRED TAX
Writedowns of loans to customers	101,382	33,456
Entertainment expenses	2,342	773
Invim (tax on increases in property value)	9	3
Maintenance expense	61	20
Writedowns of equity investments	177,220	58,483
Goodwill	2,029	670
Commission on the placement of securities	1	..
Payroll	47,644	15,723
Compensation paid to directors	70	23
Writedowns of loans to banks	421	139
Writedowns of:		
- securities resulting from restructured credit facilities	94	31
- securities resulting from securitisation transactions	44,823	14,792
- closed-end funds	686	226
- trading securities	552	182
From reserves for risks and charges:		
- reserves for pensions	63,610	20,991
- for guarantees and commitments	2,831	934
- for staff-related disputes	41,280	13,622
- "Other assets" writedowns	1,305	431
- other	11,825	3,902
Total	**498,185**	**164,401**

(€ '000)

DEFERRED TAXES	IRES (CORPORATION TAX) WITH BALANCING ENTRY TO THE PROFIT AND LOSS ACCOUNT		IRES (CORPORATION TAX) WITH BALANCING ENTRY TO SHAREHOLDERS' EQUITY	
	TAXABLE AMOUNT	TAX	TAXABLE AMOUNT	TAX
Capital gains from the sale of financial fixed assets	52,249	17,242	-	-
Capital gains from sales of essential tangible assets	29,016	9,575	652	215
Capital gains from sales of non-essential tangible assets	3,547	1,171	470	156
Dividends reported on an accrual basis	16,118	5,319	-	-
Provisions to the loan loss reserve and writedowns of loans for executive deductions	60,000	19,800	-	-
Reallocation to Loan loss reserves (item 90)	14,822	4,891	-	-
Total	**175,752**	**57,998**	**1,122**	**371**

It should be noted that deferred tax was calculated on the basis of the currently applicable IRES (corporate tax) rate of 33%.

(€ '000)

7.4 CHANGES IN "DEFERRED TAX ASSETS" DURING THE PERIOD (included in item 130 Other assets)	
1. Initial amount	**142,919**
2. Increases	**78,966**
2.1 Deferred tax assets arising during the year	26,262
2.2 Other increases	52,704
3. Decreases	**57,484**
3.1 Deferred tax assets eliminated during the year	57,484
3.2 Other decreases	-
4. Final amount	**164,401**
of which: for deferred tax assets resulting from tax losses carried forward	-

Deferred tax assets allocated directly to the Shareholders' equity items were not reported.

(€ '000)

7.5 CHANGE IN "DEFERRED TAX LIABILITIES" DURING THE PERIOD (included in sub-Item 80 b) "Reserves for risks and charges")	WITH BALANCING ENTRY TO SHAREHOLDERS' EQUITY	WITH BALANCING ENTRY TO THE PROFIT AND LOSS ACCOUNT
1. Initial amount	**50,655**	**1,231**
2. Increases	**31,347**	**-**
2.1 Deferred tax liabilities arising during the year	30,520	-
2.2 Other increases	827	-
3. Decreases	**24,004**	**860**
3.1 Deferred tax liabilities eliminated during the year	24,004	860
3.2 Other decreases	-	-
4. Final amount	**57,998**	**371**

Section 8 - Capital, Reserves, Fund for General Banking Risks and Subordinated Debt

(€ '000)

	AMOUNTS AS AT 31.12.2004
ASSETS	
120. Own shares or interests	**358,416**
LIABILITIES	
110. Subordinated debt	**7,224,643**
Shareholders' equity:	
100. Fund for general banking risks	**-**
120. Capital	**3,168,355**
130. Share premium reserve	**2,308,639**
140. Reserves	**4,901,093**
150. Revaluation reserves	**277,020**
170. Net profit for the year	**1,750,457**
Total Capital	**12,405,564**

(€ '000)

Item 120 (Assets) "Own shares or interests"	AMOUNTS AS AT 31.12.2004
87,000,000 common shares (par value of €0.50 each) *(face value €43,500 thousand)*	358,416
Total	**358,416**

Pursuant to the resolution of the Ordinary Shareholders' Meeting dated 4 May 2004 concerning the share buy-back operation, several share purchase transactions were carried out in the second half of the year and a total of 87,000,000 common shares were purchased on the market. These are shown in the accounts at "acquisition cost" of €358,416 thousand, against which a special "Reserve for own shares or interests" has been added to the shareholders' equity reserves.

(€ '000)

Item 100 "Fund for general banking risks"	AMOUNTS AS AT 31.12.2004
Opening balances	116,885
Increases	-
Decreases	116,885
Closing balances	-

In preparing the Accounts as at 31 December 2004, the Fund for General Banking Risks has been reduced to zero and the relevant balance has been transferred to the shareholders' equity reserve via net profits with a view to achieving better harmonisation with International Accounting Standards.
As a result, the full change in this reserve has been recorded in the relevant item of the profit and loss account.

(€ '000)

Item 120 Capital Stock	AMOUNTS AS AT 31.12.2004
6,315,002,731 ordinary shares (par value of €0.50 each)	3,157,502
21,706,552 savings shares (par value of €0.50 each)	10,853
Total	**3,168,355**

During the year, the equity capital, which as at 31 December 2003 was made up of 6,294,629,600 ordinary shares and 21,706,552 savings shares, both of par value of €0.50, changed as a result of the capital increase pursuant to Article 2349 of the Civil Code, implemented through the issuance of 20,373,063 ordinary shares charged to the reserve associated with the medium-term bonus programme for Group staff established for this purpose, as well as through the issuance of 68 ordinary shares following the exercising of stock options granted to Group staff.

As a result, capital increased from €3,158,168 thousand at the end of 2003 to €3,168,355 thousand at the end of 2004, and is made up of 6,315,002,731 ordinary shares with a par value of €0.50 each, and 21,706,552 savings shares with a par value of €0.50 each.

(€ '000)

Item 130 " Share premium reserve"	AMOUNTS AS AT 31.12.2004
Ordinary share premium reserve	2,286,469
Savings share premium reserve	22,170
Total	**2,308,639**

The Share premium reserve, compared with the previous year, reflects the use of €1,000,000,000 for the simultaneous setting up, under Other reserves, of the Reserve for acquisition of own shares following the above mentioned resolution of the General Meeting of the Shareholders of 4 May 2004 concerning the share buy-back transaction, and an entry for €271.58 thousand in respect of the share premium on the mentioned capital increase associated with the exercise of stock options by Group employees.

(€ '000)

Item 140 "Reserves"	AMOUNTS AS AT 31.12.2004
Legal reserve	**631,634**
Reserve for own shares or interests	**358,416**
Statutory Reserves	**1,593,411**
Other reserves:	
reserve pursuant to art. 55 Pres. Decree 597/73	60
reserve pursuant to Law no. 516/82	1,624
transfer of reserve, Law 218/90	271,718
reserve pursuant to Art. 7(3) of Law no. 218/90	214,747
reserve pursuant to Art. 19 of Legislative Decree 87/92	16
reserve under Legislative Decree 124/93	733
reserve under Legislative Decree 153/99	662,123
share exchange reserve for former Fonspa shares	53,879
reserve for Fonspa spin-off difference	4,972
reserve for S3 reorganisation share exchange surplus	408,889
reserve for OnBanca share exchange surplus	48,383
reserve connected with the incentive system for Group staff	8,904
reserve for acquisition of own shares	641,584
	2,317,632
Total	**4,901,093**

Against the recording of own shares in the accounts, a corresponding increase of €358,416 thousand was charged to the Reserve for own shares and interests as well as to the Reserve for acquisition of own shares previously set up as specified above.

(€ '000)

Item 150 "Revaluation reserves"	AMOUNTS AS AT 31.12.2004
Monetary equalisation reserve pursuant to Law 576/75	4,087
Monetary revaluation reserve, Law 72/83	84,658
Asset revaluation reserve pursuant to Law 408/90	28,965
Property revaluation reserve, Law 413/91	159,310
Total	**277,020**

(€ '000)

Statement of Changes in Shareholders' Equity items

	FUND FOR GENERAL BANKING RISKS	CAPITAL STOCK	SHARE PREMIUM	LEGAL RESERVE	RESERVE FOR OWN SHARES OR INTERESTS	STATUTORY RESERVE	OTHER RESERVES	REVALUATION RESERVES	NET PROFIT FOR THE PERIOD	TOTAL
Balances as at 31.12.2003	**116,885**	**3,158,168**	**3,308,639**	**508,136**	**-**	**1,015,472**	**1,674,682**	**277,020**	**1,793,408**	**11,852,410**
Changes in 2004: *Distribution of income approved at the shareholders' meeting of 4 May 2004:* - allocation to reserve	-	-	-	123,498	-	577,939	11,553	-	-712,990	-
- to shareholders 34.20% of par value of 3,147,314,800 common shares (equal to €0.171 each)	-	-	-	-	-	-	-	-	-1,076,381	-1,076,381
- to shareholders 37.20% of par value of 10,853,276 savings shares (equal to €0.186 each)	-	-	-	-	-	-	-	-	-4,037	-4,037
Setting up of the Reserve for acquisition of own shares	-	-	-1,000,000	-	-	-	1,000,000	-	-	-
Acquisition of own shares	-	-	-	-	358,416	-	-358,416	-	-	-
Capital increase associated with the exercising of Stock Options granted to Group employees	-	..	..	-	-	-	-	-	-	..
Capital increase associated with the medium-term bonus programme for Group staff, by issuing common shares and debiting the reserve established for that purpose	-	10,187	-	-	-	-	-10,187	-	-	-
Reallocation to the profit and loss account	-116,885	-	-	-	-	-	-	-	-	-116,885
Net profit for the period	-	-	-	-	-	-	-	-	1,750,457	1,750,457
Balances as at 31.12.2004	**-**	**3,168,355**	**2,308,639**	**631,634**	**358,416**	**1,593,411**	**2,317,632**	**277,020**	**1,750,457**	**12,405,564**

(€ million)

BREAKDOWN OF SHAREHOLDERS' EQUITY (WITH INDICATION OF AVAILABILITY FOR DISTRIBUTION)

	AMOUNT	PERMITTED USES*	AVAILABLE PORTION	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS	
				TO COVER LOSSES	OTHER REASONS
Fund for General Banking Risks	-	-	-		
Capital	3,168.4	-	-		
Issue Premiums	2,308.6	A, B, C	2,308.6		1,000.0 [3]
Legal Reserve	631.6	B	631.6		
Reserve for own shares or interests	358.4	-	-		
Statutory Reserves	1,593.4	A, B, C	1,593.4		
Other Reserves:					
Reserves arising out of share swaps	511.1	A, B, C [1]	511.1		
Reserves arising out of transfers of assets	486.5	A, B, C [1]	486.5		
Reserves arising out of split-offs	5.0	A, B, C [1]	5.0		
Reserves prescribed by Leg. Decree 153/99	662.1	A, B, C	662.1		
Reserves related to the medium-term incentive scheme for Group Personnel	8.9	A	8.9		29.7 [4]
Reserve for the purchase of own shares	641.6	- [2]	-		358.4 [5]
Others	2.4	A, B, C	2.4		
Revaluation Reserves:					
Monetary equalisation reserve under Law 576/75	4.1	A, B, C [1]	4.1		
Monetary revaluation reserve under Law 72/83	84.7	A, B, C [1]	84.7		
Asset revaluation reserve under Law 408/90	29.0	A, B, C [1]	29.0		
Property revaluation reserve under Law 413/91	159.3	A, B, C [1]	159.3		
Total	**10,655.1**		**6,486.7**		
Portion not allowed in distribution**			**642.5**		
Remaining portion available for distribution			**5,844.2**		

* A: for capital increases. B: to cover losses. C: distribution to shareholders.

** Includes €2 million to be allocated to the legal reserve in order to reach one-fifth of company capital on allocation of 2004 profit for the year.

1. If this Reserve is used to cover losses, profits may not be distributed until this Reserve has been replenished or reduced by an equivalent amount. The reduction must be approved in EGM without compliance with sections 2 and 3 of Article 2445 of the Civil Code.

   This Reserve, if it is not included in capital resources, may only be reduced in accordance with sections 2 and 3 of Article 2445 of the Civil Code.

2. This Reserve is unavailable since the authorisation to buy back Company shares resolved by the AGM held on 4 May 2004 stipulated a maximum amount of €1,000 million.
3. In order to create the Reserve for the purchase of own shares, as resolved by the AGM held on 4 May 2004.
4. For a capital increase.
5. This Reserve was created in 2004 in the amount of €1,000 million of which €358.4 million was transferred to the Reserve for own shares or interests on purchase of the shares.

Item 110 "Subordinated debt"

A) Amount, currency, interest rate, maturity date and euro equivalent

MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	EURO EQUIVALENT AS AT 31.12.2004 (€ '000)	OF WHICH: RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES (€ '000)
Subordinated loans						
1) 19.12.2007	LIRE	6 month Libor	CALL 19/12/02	138,000,000,000	71,271	71,271
2) 14.06.2010	EURO	6,25% p.a. act/act for years 1-5 3-month Euribor + 125 bps for years 6-10	CALL 14/06/05	400,000,000	400,000	399,302
3) 14.06.2010	EURO	3-month Euribor +65 basis points for years 1-5 +125 basis points for years 6-10	CALL 14/06/05	800,000,000	800,000	799,036
4) 29.10.2010	EURO	5,20% for year 1 5,30% for year 2 5,40% for year 3 5,50% for year 4 5,60% for year 5 5,70% for year 6 6,25% for year 7 6,80% for year 8 7,35% for year 9 7,90% for year 10		747,000,000	747,000	747,000
5) 13.12.2010	EURO	gross annual rate of 2.75% of the nominal value for 10 years. At maturity a "higher yield" related to the appreciation of a stock index (EuroSTOXX50), calculated on the basis of a formula reported in the loan agreement and adjusted as necessary by applying a "Take Profit" clause		261,000,000	261,000	261,000
6) 16.03.2011	EURO	3-month Euribor +75 basis points p.a. for years 1-5 +135 basis points p.a. for years 6-10	CALL 16/03/06	500,000,000	500,000	499,317
7) 16.03.2011	EURO	6% p.a.		500,000,000	500,000	497,670
8) 27.11.2011	EURO	5% p.a. act/act for years 1-5 3-month Euribor +130 bps for years 6-1	CALL 27/11/06	400,000,000	400,000	399,522
9) 27.11.2011	EURO	3-month Euribor +70 basis points p.a. for years 1-5 +130 basis points p.a. for years 6-10	CALL 27/11/06	400,000,000	400,000	399,370
10) 23.07.2014	EURO	3-month Euribori +25 basis points p.a. for years 1-5 +85 basis points p.a. for years 6-10	CALL 23/07/09	500,000,000	500,000	498,863
11) 22.09.2019	EURO	4,5% p.a. act/act for years 1-10 3-month Euribor +95 b.p. p.a. for years 11-15	CALL 22/09/14	500,000,000	500,000	498,719
					5,079,271	**5,071,070**

(Item 110 "Subordinated debt"" continued) (€ '000)

MATURITY	CURRENCY	INTEREST RATE	PREPAYMENT CLAUSE	FACE VALUE	(€ '000) EURO EQUIVALENT AS AT 31.12.2004	OF WHICH: RISK-WEIGHTED AMOUNT FOR REGULATORY PURPOSES
Hybrid capital instruments:						
12) 31.03.2010	EURO	6-month Euribor +0.20% p.a.		775,000,000	775,000	775,000
13) 28.02.2012	EURO	6,10%		500,000,000	500,000	499,606
					1,275,000	**1,274,606**
Innovative capital instruments						
14) 5.10 Perpetual	US$	9.20% for the first 10 years - subsequently 3-month Euribor + 335 basis points	CALL 05/10/10	450,000,000	330,372	330,273
15) 5.10 Perpetual	EURO	8.048% p.a. act/act for the first 10 years subsequently 3-month Euribor + 325 basis points	CALL 05/10/10	540,000,000	540,000	540,000
					870,372	**870,273**
Total for item 110					**7,224,643**	**7,215,949**

b) Prepayment

The prepayment option is available for all bonds issued by the Parent Company listed above, should any of them become burdensome for tax reasons, subject to the prior consent of Banca d'Italia.

No. 1: repayment will occur in five equal instalments due over the last five years of the debt. Prepayment is allowed after the first five years from the issuance date, but only at the initiative of the issuer, and subject to Banca d'Italia approval.
In both 2003 and 2004 1/5 of the bond issued was repaid.

Nos. 2 and 3: the issuer has the option to repay the debt in full starting in year 5.

No. 4: the debt will be repaid at par in five equal annual cash instalments due starting 31 October 2006, through the reduction of one fifth of the nominal value of each outstanding bond.

Nos. 5, and 7: the bond will be repaid in full at maturity.

Nos. 6, 8, 9 and 10: the issuer has the option to repay the debt in full starting from the end of year 5 and on each subsequent coupon payment date. No. 11: same option exists from the end of year 10 and on each subsequent coupon payment date.

Nos. 12 and 13: the bond will be repaid in full at maturity.

Nos. 14 and 15: it should be noted that the issuer has the right to repay the subordinated notes at any time subject to Banca d'Italia authorisation and, in addition, it may, at any time, and subject to certain conditions, substitute another foreign branch for the New York branch as the "obligor."

c) Subordination conditions

For all transactions, the rights of subordinated creditors are subordinate to the rights of ordinary creditors, in the event of liquidation.

For hybrid capital instruments, the payment of interest may be suspended or limited in the event of poor operating performance.

(€ '000)

8.1 REGULATORY CAPITAL AND PRUDENTIAL REQUIREMENTS	AMOUNTS AS AT 31.12.2004
A. Capital for regulatory purposes	
A.1 Tier 1 capital	11,338,900
A.2 Tier 2 capital	6,627,157
A.3 Items to be deducted	361,330
A.4 Capital for regulatory purposes	17,604,727
B. Prudential regulatory requirements	
B.1 Credit risks	3,814,755
B.2 Market risks	103,458
of which:	
- trading portfolio risks	*71,550*
- exchange risks	*31,908*
B.3 Tier 3 subordinated bonds	-
B.4 Other prudential requirements	27,143
B.5 Total prudential requirements	3,945,356
C. Risk assets and regulatory ratios	
C.1 Risk-weighted assets*)	56,418,591
C.2 Tier 1 capital/Risk-weighted assets	20.10%
C.3 Capital for regulatory purposes/Risk-weighted assets	31.20%

* Total prudential requirements multiplied by the reciprocal of the minimum mandatory credit risk ratio.

Section 9 - Other Liability Items

(€ '000)

OTHER LIABILITY ITEMS	AMOUNTS AS AT 31.12.2004
50. Other liabilities	**4,469,147**
60. Accrued liabilities and deferred income	**917,474**
Total	**5,386,621**

(€ '000)

9.1 "OTHER LIABILITIES"	AMOUNTS AS AT 31.12.2004
Guarantee deposits:	
- in favour of the Bank	-
- in favour of third parties	337,280
	337,280
Miscellaneous tax entries for amounts to be paid to tax authorities on behalf of third parties	**10,906**
Items in transit between branches not yet attributed to destination accounts	**193**
Available amounts to be paid to third parties	**48,141**
of which: back dividends to be paid to shareholders	*1,345*
Items in processing	**34,704**
Entries resulting from the valuation of off-balance sheet transactions	
- customers	124,397
- banks	2,054,771
	2,179,168
Entries related to securities transactions	**123,336**
Payables for miscellaneous entries related to the tax collection service	**6,003**
Items judged definitive but not attributable to other items:	
- payroll costs	15,383
- accounts payable - suppliers	45,146
- provisions for tax withholding on accrued interest, coupons or dividends	10
- other entries	1,474,784
of which: Group VAT debt to subsidiaries	*484,478*
of which: debt to Group companies – IRES advance payments paid for tax consolidation	*897,398*
	1,535,323
Option premiums collected	**167,886**
Adjustments for unpaid bills etc. discounted*	**-**
Bank transfers subject to electronic clearing	**11,950**
Other items	**14,257**
Total	**4,469,147**

* The set-off relating to collection of debts owed to third parties is illustrated in Section 12.4.

(€ '000)

9.2 ITEM 60 "ACCRUED LIABILITIES AND DEFERRED INCOME"	AMOUNTS AS AT 31.12.2004
Accrued liabilities	
for accrued interest on bank accounts	62,211
for accrued interest on customer accounts	12,226
for accrued interest on securities in issue	207,609
for accrued interest on subordinated debt	105,965
for differentials on derivative contracts	272,912
for other transactions	1,271
Total accrued liabilities	**662,194**
Deferred income	
from discounted bills	1,198
from off-balance-sheet transactions	251,743
from securities in issue	327
from miscellaneous fees and commissions and other transactions	2,012
Total deferred income	**255,280**
Total accrued liabilities and deferred income	**917,474**

Accrued liabilities and deferred income are reported on the basis of the accrual principle and in accordance with the provisions of Article 2424 bis of the Civil Code.

9.3 ADJUSTMENTS FOR ACCRUED LIABILITIES AND DEFERRED INCOME

No adjustments were made to assets or liabilities accounts as a result of changes in accrued liabilities and deferred income.

Section 10 - Guarantees and Commitments

(€ '000)

	AMOUNTS AS AT 31.12.2004
10. Guarantees given	**21,574,772**
20. Commitments	**7,325,573**
Total	**28,900,345**

(€ '000)

10.1 ITEM 10 "GUARANTEES GIVEN"	AMOUNTS AS AT 31.12.2004
a) commercial guarantees	**2,528,158**
b) financial guarantees	**19,046,614**
c) assets pledged	**-**
Total	**21,574,772**
of which: - acceptances	*6,938*
- payment commitments	*146,830*
- guarantees	*20,222,759*
- documentary letters of credit	*1,198,130*
- other guarantees	*115*

(€ '000)

10.2 ITEM 20 "COMMITMENTS"	AMOUNTS AS AT 31.12.2004
a) commitments to disburse funds, usage certain	**4,860,590**
of which: - deposits and loans to be disbursed	*4,834,392*
- securities to be received for transactions to be settled	*18,354*
- credit derivatives – sale of cover	*1,611*
- other commitments to disburse funds	*6,233*
b) commitments to disburse funds, usage uncertain	**2,464,983**
of which: - amounts available under irrevocable lines of credit	*2,254,345*
- commitment to Interbank Deposit Protection Fund	*62*
- other commitments to disburse funds	*210,576*
Total	**7,325,573**

(€ '000)

10.3 ASSETS USED TO SECURE THE GROUP'S DEBTS	AMOUNTS AS AT 31.12.2004	
	FACE VALUE	BOOK VALUE
Investment and trading securities:		
to secure reverse Repos	816,953	817,891
reserve requirements to support foreign branches	84,664	84,636
	901,617	**902,527**
Other transactions:		
discount windows	179,869	179,869
	179,869	**179,869**
Total	**1,081,486**	**1,082,396**

(€ '000)

10.4 UNUSED PORTIONS OF CREDIT LINES	AMOUNTS AS AT 31.12.2004
a) central banks	4,797,670
b) other banks	-
Total	**4,797,670**

At the end of the period, UniCredito Italiano S.p.A. had the following forward transactions pending for its own account (those related to trading on behalf of third parties are indicated in Section 12 below).

(€ '000)

10.5 FORWARD TRANSACTIONS

	AMOUNTS AS AT 31.12.2004			
TRANSACTION TYPE	HEDGING	TRADING	OTHER TRANSACTIONS	TOTAL
1. Trades	**39,667,285**	**714,618**	**-**	**40,381,903**
1.1 Securities	18,354	-	-	18,354
- purchases	18,354	-	-	18,354
- sales	-	-	-	-
1.2 Currencies	39,648,931	714,618	-	40,363,549
- currencies against currencies	2,193,148	176	-	2,193,324
- purchases against euro	34,332,038	367,754	-	34,699,792
- sales against euro	3,123,745	346,688	-	3,470,433
2. Deposits and loans	**-**	**-**	**5,911,578**	**5,911,578**
- to be disbursed	-	-	4,834,392	4,834,392
- to be received	-	-	1,077,186	1,077,186
3. Derivative contracts	**51,329,731**	**33,172,362**	**3,584,146**	**88,086,239**
3.1 With exchange of principal	4,095,353	40,078	-	4,135,431
a) securities	868,760	40,078	-	908,838
- purchases	-	2,578	-	2,578
- sales	868,760	37,500	-	906,260
b) currencies	3,226,593	-	-	3,226,593
- currencies against currencies	28,745	-	-	28,745
- purchases against euros	2,451,716	-	-	2,451,716
- sales against euros	746,132	-	-	746,132
c) other securities	-	-	-	-
- purchases	-	-	-	-
- sales	-	-	-	-
3.2 Without exchange of principal	47,234,378	33,132,284	3,584,146	83,950,808
a) currencies	190,149	-	190,149	380,298
- currencies against currencies	-	-	-	-
- purchases against euros	116,655	-	73,494	190,149
- sales against euros	73,494	-	116,655	190,149
b) other securities*	47,044,229	33,132,284	3,393,997	83,570,510
- purchases	29,249,863	23,594,302	1,376,767	54,220,932
- sales	17,794,366	9,537,982	2,017,230	29,349,578
Totale	**90,997,016**	**33,886,980**	**9,495,724**	**134,379,720**

* Includes basis swaps of €2,601,454 indicated as both purchases and sales.

Details on item 3, "Derivatives," are as follows:

Item 3.1.a Derivatives with exchange of principal - securities

(€ '000)

			AMOUNTS AS AT 31.12.2004
Futures on fixed-income securities	(375	lots)	37,500
OTC stock options	(9	contracts)	868,760
Stock warrants	(15,163,511	warrants)	2,578
Total			**908,838**

Item 3.1.b Derivatives with exchange of principal - currencies

(€ '000)

			AMOUNTS AS AT 31.12.2004
Currency Interest Rate Swap	(11	contracts)	306,678
Basis Currency Interest Rate Swap	(19	contracts)	2,919,915
Total			**3,226,593**

Item 3.2.a Derivatives without exchange of principal - currencies

(€ '000)

					AMOUNTS AS AT 31.12.2004
Covered warrants on foreign exchange	- issued	***	(17,088,900	warrants)	190,149
	- for hedging	***	(17,088,900	warrants)	190,149
Totale					**380,298**

Item 3.2.b Derivatives without exchange of principal - other securities

(€ '000)

					AMOUNTS AS AT 31.12.2004
Interest Rate Swap			(247	contracts)	49,486,518
Basis Interest Rate Swap		*	(43	contracts)	5,202,908
Forward Rate Agreement			(23	contracts)	2,075,458
Swap options			(7	contracts)	1,252,705
OTC rate options			(11	contracts)	599,635
OTC bond options			(1	contract)	258,000
OTC stock options			(121	contracts)	1,535,710
OTC index options		**	(192	contracts)	4,178,130
Covered stock warrants	- issued	***	(1,039,114,285	warrants)	581,415
	- for hedging	***	(1,039,114,285	warrants)	581,415
Covered index warrants	- issued	***	(86,223,620	warrants)	1,894,573
	- for hedging	***	(86,223,620	warrants)	1,894,573
Index futures			(1,000	lots)	29,470
Interest rate futures			(14,000	lots)	14,000,000
Total					**83,570,510**

* €2,601,454 indicated for both purchase and sale

** Including €918,008 thousand implicit in structured securities issued ("Other transactions" column - €902,514 thousand of "sales" and €15,494 thousand of "purchases") and €944,968 thousand implicit in related derivatives ("Hedging" column - €917,289 thousand of "purchases" and €27,679 thousand of "sales").

*** Hedging of Covered Warrants held has been done through the purchase by UniCredit Banca Mobiliare SpA of similar instruments issued by the company for that purpose: these instruments are OTC derivatives with the same financial characteristics of the equivalent CWs issued exclusively between the two parties involved (and therefore are not publicly available). Covered warrants issued are included in the column "Other transactions".

DERIVATIVES AND FOREIGN CURRENCY FORWARD CONTRACTS - NOTIONAL PRINCIPAL

This section presents additional information regarding derivative contracts in accordance with the standards defined jointly by the Basel Committee on Banking Supervision and the International Organisation of Securities Commissions (IOSCO).

Notional principal broken down by type of contract and risk

(€ '000)

	AMOUNTS AS AT 31.12.2004				
	INTEREST RATES	EXCHANGE RATES AND GOLD	STOCK PRICES AND INDICES	OTHER	TOTAL
Trading contracts	**28,616,641**	**711,801**	**2,620,112**	-	**31,948,554**
- unlisted	**14,579,141**	**711,801**	**2,590,642**	-	**17,881,584**
Forwards	-	711,801	-	-	711,801
FRAs	-	-	-	-	-
Swaps	10,962,674	-	-	-	10,962,674
Basis Swaps	1,935,610	-	-	-	1,935,610
Options purchased	778,383	-	1,296,665	-	2,075,048
Options sold	902,474	-	1,293,977	-	2,196,451
- listed	**14,037,500**	-	**29,470**	-	**14,066,970**
Forwards	-	-	-	-	-
Futures purchased	14,000,000	-	-	-	14,000,000
Futures sold	37,500	-	29,470	-	66,970
Options purchased	-	-	-	-	-
Options sold	-	-	-	-	-
Non-trading contracts	**41,712,982**	**20,764,827**	**8,946,513**	-	**71,424,322**
- unlisted	**41,712,982**	**20,764,827**	**8,946,513**	-	**71,424,322**
Forwards	18,354	17,157,936	-	-	17,176,290
FRAs	2,075,458	-	-	-	2,075,458
Swaps	38,523,844	3,226,593	-	-	41,750,437
Basis Swaps	665,844	-	-	-	665,844
Options purchased	258,000	190,149	4,264,358	-	4,712,507
Options sold	171,482	190,149	4,682,155	-	5,043,786
- listed	-	-	-	-	-
Forwards	-	-	-	-	-
Futures purchased	-	-	-	-	-
Futures sold	-	-	-	-	-
Options purchased	-	-	-	-	-
Options sold	-	-	-	-	-
Total	**70,329,623**	**21,476,628**	**11,566,625**	-	**103,372,876**
of which: unlisted	*56,292,123*	*21,476,628*	*11,537,155*	-	*89,305,906*

Unlisted contracts: Notional principal, market value, potential credit equivalent (add-on)

(€ '000)

	AMOUNTS AS AT 31.12.2004				
	INTEREST RATES	EXCHANGE RATE AND GOLD	STOCK PRICES AND INDICES	OTHER	TOTAL
Notional principal	**56,292,123**	**21,476,628**	**11,537,155**	**-**	**89,305,906**
Market values					
Trading contracts					
a) positive value					
Forwards	-	5,556	-	-	5,556
FRAs	-	-	-	-	-
Swaps	310,988	-	-	-	310,988
Basis Swaps	2,479	-	-	-	2,479
Options	23,222	-	126,190	-	149,412
	336,689	**5,556**	**126,190**	**-**	**468,435**
b) negative value					
Forwards	-	8,659	-	-	8,659
FRAs	-	-	-	-	-
Swaps	322,009	-	-	-	322,009
Basis Swaps	3,395	-	-	-	3,395
Options	23,429	-	123,612	-	147,041
	348,833	**8,659**	**123,612**	**-**	**481,104**
Non-trading contracts					
a) positive value					
Forwards	-	376	-	-	376
FRAs	1,606	-	-	-	1,606
Swaps	655,363	37,194	-	-	692,557
Basis Swaps	25,535	-	-	-	25,535
Options	-	1,693	135,678	-	137,371
	682,504	**39,263**	**135,678**	**-**	**857,445**
b) negative value					
Forwards	-	801,976	-	-	801,976
FRAs	404	-	-	-	404
Swaps	321,215	146,715	-	-	467,930
Basis Swaps	7,257	-	-	-	7,257
Options	5,739	1,693	244,188	-	251,620
	334,615	**950,384**	**244,188**	**-**	**1,529,187**
Market value					
- positive	**1,019,193**	**44,819**	**261,868**	**-**	**1,325,880**
- negative	**683,448**	**959,043**	**367,800**	**-**	**2,010,291**
Potential credit equivalent (add-on)	**267,711**	**340,100**	**408,034**	**-**	**1,015,845**

Notional capital of unlisted contracts by residual life

(€ '000)

	AMOUNTS AS AT 31.12.2004			
	UP TO ONE YEAR	ONE TO FIVE YEARS	OVER FIVE YEARS	TOTAL
a) interest rate contracts	**28,481,884**	**11,196,532**	**16,613,707**	**56,292,123**
forwards	18,354	-	-	18,354
derivatives	28,463,530	11,196,532	16,613,707	56,273,769
of which: options purchased	*283,000*	*289,000*	*464,383*	*1,036,383*
b) exchange rate contracts	**18,513,354**	**2,615,097**	**348,177**	**21,476,628**
forwards	17,719,269	150,468	-	17,869,737
derivatives	794,085	2,464,629	348,177	3,606,891
of which: options purchased	*190,149*	-	-	*190,149*
c) stock price and index contracts	**5,427,136**	**4,365,752**	**1,744,267**	**11,537,155**
forwards	-	-	-	-
derivatives	5,427,136	4,365,752	1,744,267	11,537,155
of which: options purchased	*2,714,912*	*1,973,568*	*872,543*	*5,561,023*
d) other contracts	-	-	-	-
forwards	-	-	-	-
derivatives	-	-	-	-
of which: options purchased	-	-	-	-
Total	**52,422,374**	**18,177,381**	**18,706,151**	**89,305,906**

Information on the credit quality of unlisted contracts

(€ '000)

		AMOUNTS AS AT 31.12.2004					
		EXPOSURE BEFORE COLLATERAL AND PERSONAL GUARANTEES					WEIGHTED CREDIT EQUIVALENT NET OF GUARANTEES*
		MARKET VALUE		CREDIT EXPOSURE			
WEIGHTING FACTOR	COUNTERPARTIES	NEGATIVE	POSITIVE	CURRENT	POTENTIAL	TOTAL	
0%	Governments, Zone A central banks	-	-	-	-	-	-
20%	Government agencies, banks in zone A, supranationals, banks in zone B with remaining maturity of up to 1 year	1,683,244	1,154,618	1,154,618	895,150	2,049,768	409,954
50%	Individual customers	327,047	171,262	171,262	120,695	291,957	145,980
100%	Government agencies, banks in Zone B with remaining maturity of up to 1 year	-	-	-	-	-	-
Total		**2,010,291**	**1,325,880**	**1,325,880**	**1,015,845**	**2,341,725**	**555,934**

* based on Basle Committee rules (Customers 50% - Banks 20%).

(€ '000)

Information on expired contracts and related loan losses

INFORMATION ON EXPIRED DERIVATIVE CONTRACTS	TIME SINCE EXPIRATION:	AMOUNTS AS AT 31.12.2004
Book value	30 to 90 days ago	-
Book value	over 90 days ago	-
Positive market value	30 to 90 days ago	-
Positive market value	over 90 days ago	-
Related loan losses		-

(€ '000)

10.6 CREDIT-RELATED DERIVATIVES

CATEGORIES OF OPERATIONS	AMOUNTS AS AT 31.12.2004	
	TRADING	OTHER TRANSACTIONS
1. Purchases of cover	-	**706,905**
1.1 With exchange of assets*	-	14,683
- Credit Default Swap	-	14,683
1.2 Without exchange of assets	-	692,222
- Credit Default Swap	-	690,611
- Credit-Linked Note**	-	1,611
2. Sales of cover	-	**1,611**
2.1 With exchange of assets*	-	-
- Credit Default Swap	-	-
2.2 Without exchange of assets	-	1,611
- Credit Default Swap	-	1,611

* Credit derivatives requiring the delivery of the "reference obligation" ("physical delivery").

** Amount of "implicit derivatives"

Section 11 - Concentration and Distribution of Assets and Liabilities

(€ '000)

11.1 LARGE EXPOSURES

	AMOUNTS AS AT 31.12.2004
a) amount in thousands of €	-
b) number	-

In addition to cash related risk assets, this amount includes off-balance sheet risk assets and amounts available under unused lines of credit (loans, advances and guarantees). At the end of 2004, there were no existing significant positions for the purposes of this reporting.

(€ '000)

11.2 DISTRIBUTION OF LOANS TO CUSTOMERS BY MAIN CATEGORIES OF BORROWERS	AMOUNTS AS AT 31.12.2004
a) Governments	-
b) other public entities	13,416
c) non-financial companies	2,040,114
d) financial companies	9,400,303
e) family firms	-
f) other borrowers	220,348
Total	**11,674,181**

(€ '000)

11.3 DISTRIBUTION OF LOANS TO ITALIAN NON-FINANCIAL COMPANIES AND FAMILY FIRMS	AMOUNTS AS AT 31.12.2004
Economic sectors	
a) other services for sale	1,160,210
b) agricultural and industrial machinery	1,420
c) textile, leather, footwear and clothing goods	215
d) metal products	..
e) food, beverage and tobacco products	..
f) other sectors	..
Total	**1,161,845**

(€ '000)

Distribution of credit derivatives purchased (guarantees received) by main counterparty categories	AMOUNTS AS AT 31.12.2004
Banking Book:	**706,905**
- banks	612,070
- financial companies	94,835
Trading Book:	-
- banks	-
- financial companies	-
Total	**706,905**

(€ '000)

11.4 DISTRIBUTION OF GUARANTEES GIVEN BY MAIN CATEGORIES OF COUNTERPARTIES	AMOUNTS AS AT 31.12.2004
a) Governments	-
b) other public entities	-
c) banks	18,290,721
d) non-financial companies	1,294,475
e) financial companies	1,519,713
f) family firms	250
g) other borrowers	469,613
Total	**21,574,772**

(€ '000)

Distribution of credit derivatives sold (guarantees given) by main counterparty categories	AMOUNTS AS AT 31.12.2004
Banking Book:	**1,611**
- banks	1,611
- financial companies	-
Trading Book:	**-**
- banks	-
- financial companies	-
Total	**1,611**

(€ '000)

11.5 GEOGRAPHICAL DISTRIBUTION OF ASSETS AND LIABILITIES	AMOUNTS AS AT 31.12.2004			
	ITALY	OTHER EU COUNTRIES	OTHER COUNTRIES	TOTAL
1. Assets	**87,629,735**	**5,582,385**	**2,158,446**	**95,370,566**
1.1 Loans to banks	58,550,146	3,644,538	769,368	62,964,052
1.2 Customers	10,375,471	234,368	1,064,342	11,674,181
1.3 Securities	18,704,118	1,703,479	324,736	20,732,333
2. Liabilities and shareholders' equity	**54,106,165**	**21,457,425**	**22,171,087**	**97,734,677**
2.1 Due to banks	30,002,865	3,701,782	9,604,535	43,309,182
2.2 Due to customers	1,614,085	2,242,879	3,275,809	7,132,773
2.3 Securities in issue	16,134,944	15,512,764	8,420,371	40,068,079
2.4 Other accounts	6,354,271	-	870,372	7,224,643
3. Guarantees and commitments	**14,361,971**	**11,274,563**	**3,263,811**	**28,900,345**

(€ '000)

11.6 BREAKDOWN OF ASSETS AND LIABILITIES BY MATURITY

	AMOUNTS AS AT 31.12.2004								
	FIXED TERM							TERM NOT SPECIFIED	TOTAL
	ON DEMAND	UP TO 3 MONTHS	3 TO 12 MONTHS	1 - 5 YEARS FIXED RATE	1 - 5 YEARS INDEXED RATE	OVER 5 YEARS FIXED RATE	OVER 5 YEARS INDEXED RATE		
1. Assets									
1.1 Refinanceable treasury notes	-	13,529	23,272	45,892	192,960	409,614	-	-	685,267
1.2 Loans to banks	15,003,426	27,446,391	14,890,824	325,582	467,292	-	32,825	4,797,712	62,964,052
1.3 Loans to customers	223,725	8,244,123	332,362	240,699	2,438,865	3,488	185,979	4,940	11,674,181
1.4 Bonds and other debt securities	419	560,451	1,224,713	128,658	3,868,209	307,945	13,455,192	-	19,545,587
	15,227,570	**36,264,494**	**16,471,171**	**740,831**	**6,967,326**	**721,047**	**13,673,996**	**4,802,652**	**94,869,087**
1.5 "Off-balance-sheet" operations	759,269	38,305,916	19,370,574	5,821,381	218,126	11,765,938	-	-	76,241,204
Total assets	**15,986,839**	**74,570,410**	**35,841,745**	**6,562,212**	**7,185,452**	**12,486,985**	**13,673,996**	**4,802,652**	**171,110,291**
2. Liabilities and shareholders' equity									
2.1 Due to banks	14,892,708	23,132,009	4,456,192	38	436,706	-	391,529	-	43,309,182
2.2 Due to customers	1,773,720	4,951,141	174,512	-	233,400	-	-	-	7,132,773
2.3 Securities in issue:									
- bonds	25,843	25,887	53,470	426,437	4,530,755	4,549,021	5,534,620	-	15,146,033
- certificates of deposit	-	17,531,448	4,705,357	7,747	1,688,569	-	-	-	23,933,121
- other securities	89	-	70,917	36,708	782,217	93,994	5,000	-	988,925
	25,932	17,557,335	4,829,744	470,892	7,001,541	4,643,015	5,539,620	-	40,068,079
2.4 Subordinated debt	-	-	23,757	747,000	47,514	2,270,372	4,136,000	-	7,224,643
	16,692,360	**45,640,485**	**9,484,205**	**1,217,930**	**7,719,161**	**6,913,387**	**10,067,149**	**-**	**97,734,677**
2.5 "Off-balance-sheet" transactions	83,412	45,251,110	20,979,797	5,314,352	302,770	4,309,763	-	-	76,241,204
Total liabilities	**16,775,772**	**90,891,595**	**30,464,002**	**6,532,282**	**8,021,931**	**11,223,150**	**10,067,149**	**-**	**173,975,881**

(€ '000)

11.7 ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	AMOUNTS AS AT 31.12.2004
a) Assets	
1. loans to banks	2,524,686
2. customers	1,123,294
3. securities	356,246
4. equity investments	2,656,080
5. other accounts	41,740
	6,702,046
b) liabilities	
1. due to banks	10,753,351
2. due to customers	3,033,141
3. securities in issue	21,208,750
4. other accounts	330,372
	35,325,614

Based on current regulations, "other accounts" under assets are made up of item 10 Cash and balances with central banks and post offices; "other accounts" under liabilities are made up of item110 Subordinated bonds.

The exchange rates used for the conversion into euros of the most significant foreign currencies for the Bank's business were as follows:

	EURO EXCHANGE RATE AS AT 31.12.2004
United States dollar	1.3621
British pound	0.705050
Japanese yen	139.65
Polish zloty	4.0845
Croatian kuna	7.69424
Slovak koruna	38.7450
Bulgarian lev	1.9559
Turkish lira	1,836,200
Romanian leu	39,390

11.8 SECURITISATION TRANSACTIONS

The Group's main aim in performing securitisation transactions is to free up "economic capital" and/or obtain new liquidity, and to obtain greater diversification in funding sources.

The advisability of securitisation transactions is evaluated on the basis of the ability to create value; in this regard, a decision-making procedure has been developed and centralised at Parent Company level, for the planning, evaluation and execution of securitisations.

The process includes an economic feasibility study phase used to evaluate the impact on capital (Tier I Ratio and Total Capital Ratio of the Group), and on EVA (Economic Value Added) and RARORAC (Risk Adjusted Return On Risk Adjusted Capital).

If the evaluation in this first phase is positive, a technical and operational feasibility study is begun to examine the assets to be securitised and the transaction structure is established.

Once technical feasibility is established, the transaction is carried out.

No securitisation transactions were carried out in 2004. Existing positions are provided below in securities and deposits originating from prior securitisations:

(€ million)

Portfolio loans and securities originating from securitisation transactions

CLASS	QUALITY OF UNDERLYING ASSET	TYPES OF UNDERLYING ASSET GROUP	THIRD-PARTY	TOTAL	WRITE-DOWNS	WRITE-BACKS	BOOK VALUE
Subordinated Deposits		**17.3**	**6.2**	**23.5**	**-1.7**	**-**	**21.8**
Junior	Other assets	-	6.2	6.2	-1.7	-	4.5
Junior	Other assets*	17.3	-	17.3	-	-	17.3
Investment Securities		**-**	**251.0**	**251.0**	**-44.8**	**-**	**206.2**
Senior		-	*241.5*	*241.5*	*-42.0*	-	*199.5*
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	241.5	241.5	-42.0	-	199.5
Mezzanine		-	-	-	-	-	-
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Junior		-	*9.5*	*9.5*	*-2.8*	-	*6.7*
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	9.5	9.5	-2.8	-	6.7
Trading Securities		**-**	**1,002.9**	**1,002.9**	**-**	-	**1,002.9**
Senior		-	*1,002.9*	*1,002.9*	-	-	*1,002.9*
	Non-performing loans	-	326.0	326.0	-	-	326.0
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	676.9	676.9	-	-	676.9
Mezzanine		-	-	-	-	-	-
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Junior		-	-	-	-	-	-
	Non-performing loans	-	-	-	-	-	-
	Doubtful loans	-	-	-	-	-	-
	Other assets	-	-	-	-	-	-
Total		**17.3**	**1,260.1**	**1,277.4**	**-46.5**	-	**1,230.9**

* "Synthetic" Securitisation.

In detail:

GROUP SECURITISATIONS

Cordusio synthetic securitisation

- Origin:

  Transaction carried out in 2001 using performing loans to mid-large corporates by UniCredito Italiano, and the former federated banks Credito Italiano, Cariverona (now absorbed by UniCredit Banca d'Impresa) and Banca Mediocredito, totalling €2,075 million;

- Principal features:

  This was a synthetic transaction (meaning that no loans were sold, and so these remain on the books of the banks concerned) carried out by means of the stipulation of two Credit Default Swap contracts:

  - the first, entered into with SPV (special purpose vehicle) Cordusio Plc, guarantees coverage of any losses for the first €280.1 million through the establishment of collateral deposits at the banks concerned in proportion to the share of loans subject to coverage (€233.4 million from the issuance of Credit Linked Notes by the SPV and €46.7 million from the direct payment by the banks of a subordinated deposit serving as a first loss);
  - the second, which was entered into with a leading foreign bank, provides for the hedging of the remaining €1,794.9 million.

  For the purposes of capital requirements, this enables the underlying loans to be weighted not at 100%, but 0% for the first CDS and 20% for the second CDS.

  The transaction has a legal maturity of 1.4.2012; however, as provided in the contract, in view of current market conditions, UniCredito Italiano – also for and on behalf of other participating banks – exercised the early redemption option effective 1.4.2005.

- Risk situation:

  There were no events of default or increased risk in 2004 compared to 2003.

  The portfolio concerned in the transaction is monitored on an ongoing basis, and is recorded in the form of a quarterly report which provides a breakdown of the status of the loans.

  Up until 31.12.2004, and in agreement with the arranger (Euro Capital Structures Ltd. E.C.S.), replenishments and substitutions to the portfolio were made as a result of the repayments and amortisations performed and any requirement to adhere to the eligibility criteria for loans. A report was provided quarterly to the rating agencies on changes in portfolio composition.

  The monitoring described above was also intended to ensure that the transaction achieved the objective of freeing up regulatory capital.

- Portfolio status:

  Based on the referenced contractual requirements, and notwithstanding the division of the junior portions, the composition of the portfolio has changed, and as at December 2004 was as follows:

(€ million)

SECURITISATION PORTFOLIO	UNICREDITO ITALIANO	UNICREDIT BANCA D'IMPRESA	UNICREDIT BANCA MEDIOCREDITO	TOTAL	percent.
Senior	597.4	1,154.2	43.3	1,794.9	*86.5%*
Mezzanine	75.9	152.6	4.9	233.4	*11.2%*
Junior (first loss)*	17.3	27.5	1.9	46.7	*2.3%*
TOTAL	**690.6**	**1,334.3**	**50.1**	**2,075.0**	*100.0%*
	33.3%	*64.3%*	*2.4%*	*100.0%*	

* portion that remains the responsibility of the individual banks and which results in capital requirements of the same amount.

THIRD PARTY SECURITISATIONS

Colombo, Diocleziano and Augusto transactions

• Stake held by UniCredito Italiano in each SPV: 5%

• Origin:

Transactions performed in 2001 with loans resulting from the restructuring of Credito Fondiario e Industriale S.p.A. -Fonspa, and related to the plan to dispose of the investment in that entity.

• Principal features:

Colombo

- used public works loans constituting part of the loans sold by Fonspa to the SPV prior to the spin-off to UniCredit (the remaining loans sold by Fonspa were sold to the Diocleziano SPV – see below);
- bonds issued totalled €394.5 million, with a maturity of 28 August 2026, and were all placed in the market;
- to support any liquidity needs and expenses related to the transaction, UniCredit underwrote a subordinated loan, with limited recourse, of €7.3 million issued by the SPV;

Diocleziano

- used loans sold by Colombo (see above) outstanding as at 30 November 2001 of €775.9 million, including industrial, mortgage and non-residential loans and a portion of residential loans (the remainder of the residential mortgage loans were sold to Augusto – see below);
- bonds issued totalled €732.7 million, with a maturity of 31 August 2037; €366.4 million were purchased privately by UniCredit and recorded in the investment securities portfolio. Of this amount, €21.9 million were class A1 (repaid at par in 2002), and €344.5 million were class A2 (repaid at par in 2003 for €122.0 million and in 2004 for €46.5 million);

Augusto

- used residential-type loans sold to it by Diocleziano (see above);
- bonds issued totalled €275.0 million, with a maturity of 31 August 2037; €137.5 million were purchased privately by UniCredit and recorded in the investment securities portfolio. Of this amount, €11.6 million were class A1 I (repaid at par in 2002), €84.3 million were class A2 I (repaid at par in September 2003 for €24.9 million and in 2004 for €14.8million) and €41.6 were class A1 II (repaid at par in 2003 for €14.3 million and in 2004 for €6.4 million);

• Risk situation:

Colombo

There has been no increase in risk since the last period.

Diocleziano and Augusto

With regard to asset monitoring and risk containment, UniCredit Gestione Crediti SpA, a special servicer specialising in loan recovery, continued to manage the loan positions that carry a higher degree of risk.

In addition, writedowns of securities subscribed can be considered adequate in relation to the risk of the underlying loan portfolios.

• Position of the subordinated loans and the securities held:

(€ million)

ISIN CODE	TRANSACTION	DESCRIPTION	TYPE	PORTFOLIO	FACE VALUE (*)	WRITEDOWNS/WRITE-BACKS IN PREVIOUS FINANCIAL YEARS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE
- -	COLOMBO	Subordinate loan with limited recourse	Junior	Deposits	6.2	-1.7	-	4.5
IT0003224083	DIOCLEZIANO	Diocleziano A2 bond	Senior	Investment securities	176.0	-34.9	-	141.1
IT0003224232	AUGUSTO	Augusto 1 A2 bond - Issue I	Senior	Investment securities	44.6	-3.6	-	41.0
IT0003224273	AUGUSTO	Augusto 2 A1 bond - Issue II	Senior	Investment securities	20.9	-3.5	-	17.4
Total					**247.7**	**-43.7**	-	**204.0**

* net of repayments in "pool factor"

OTHER THIRD PARTY SECURITISATIONS

As at 31 December 2004, the following positions from third party securitisation transactions were included in the securities portfolio:

Investment securities

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	RATING TRANCHE (M/S&P F)*
XS0126522084	Harbourmaster CLO 1-M2	30/04/2013	JUNIOR	Harbourmaster Loan Co.	Harbourmaster CLO 1 Ltd	nr/nr/nr

* Rating agencies recognised and included in Banca d'Italia Circular 155 dated 18.12.1991.
M = Moody's Invertors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated

Total amount of securitised assets underlying junior bonds and classification categories:

(€ million)

ISIN CODE	BOND DESCRIPTION	FACE VALUE	WRITEDOWNS/WRITE-BACKS IN PREVIOUS FINANCIAL YEARS	WRITEDOWNS/WRITE-BACKS IN 2004	BOOK VALUE	CLASSIFICATION ON	VALUE OF SECURITISED UNDERLYING ASSETS	TRANCHE VALUE
XS0126522084	Harbourmaster CLO 1-M2	9,5	-2,3	-0,5	6,7	performing	116,3	28,8

Trading securities

ISIN CODE	BOND DESCRIPTION	MATURITY	TYPE	ORIGINATOR	ISSUER	RATING TRANCHE (M / S&P / F)*
FR0000480030	AUTO ABS	25/10/2012	SENIOR	BANQUE DIN-PSA FRANCE	Auto ABS Compartment	Aaa/AAA
ES0370139000	AYT GEN Cl. A	15/12/2034	SENIOR	BARCLAYS BANK	AYT Genova B. Hipotecario	Aaa/AAA/AAA
XS0132407791	BPM SECURITISATION - Cl. A	15/01/2033	SENIOR	BANCA POPOLARE DI MILANO	Banca Pop. Di Milano Securitisation	Aaa/AAA/AAA
XS0156266586	CARS ALLIANCE FUND.Cl. A1	25/10/2017	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
XS0177601142	CARS ALLIANCE FUND.Cl. A1	08/01/2021	SENIOR	RCI BANQUE	Cars Alliance Funding	Aaa/AAA/AAA
ES0338300009	CONSUMO SANTANDER Cl. A	15/11/2012	SENIOR	SANTANDER	Consumo Santander Central Hispano Issuance Ltd	Aaa/AAA/AAA
XS0185355640	DELPHINUS SERIE 1 Cl. A	25/01/2091	SENIOR	ASR BANK	Delphinus BV	Aaa/AAA/AAA
IT0003675763	F E GREEN Cl. A	30/10/2018	SENIOR	FIN-ECO LEASING	F E Green Srl	Aaa/AAA/AAA
IT0003270573	GIOTTO FIN Cl. A	20/04/2020	SENIOR	BANCA ANTONIANA POPOLARE VENETA	Giotto Finance	Aaa/AAA/AAA
IT0003188312	LOCAT SEC Cl. A2	12/06/2017	SENIOR	LOCAT SPA	Locat Securitisation Vehicle	Aaa/AAA
IT0003733083	LOCAT SEC Cl. A2	12/12/2024	SENIOR	LOCAT SPA	Locat Securitisation Vehicle	Aaa/AAA/AAA
XS0190179746	SAGRES Cl. A1	25/03/2008	SENIOR	VARIOUS PORTUGESE GOVT. ENTITIES	Sagres - Soc. de Titularizacao de Creditos SA	Aaa/AAA/AAA
XS0190180678	SAGRES Cl. A2	25/03/2011	SENIOR	VARIOUS PORTUGESE GOVT. ENTITIES	Sagres - Soc. de Titularizacao de Creditos SA	Aaa/AAA/AAA
ES0309363002	SANTANDER	23/12/2012	SENIOR	SANTANDER	Santander Central Hispano Issuance Ltd	Aaa/AAA/AAA
IT0003341762	SCCI SERIE 5	31/07/2010	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003749352	SCCI SERIE 5 Cl. A	31/07/2010	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003341770	SCCI SERIE 6	31/07/2007	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003505440	SCCI SERIE 7	31/07/2015	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/AAA/AAA
IT0003749360	SCCI SERIE 8	31/07/2016	SENIOR	INPS	Società Cart. Crediti INPS	Aaa/nr/AAA
IT0003566665	SCIC 1 Cl. A2	21/12/2008	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003566681	SCIC 1 Cl. A3	21/12/2010	SENIOR	INPDAP	Società Cart. Italiana Crediti	Aaa/AAA/AAA
IT0003402911	SCIP 2 Cl. A2	26/04/2007	SENIOR	VARIOUS PENSION FUNDS	Società Cart.Immobili Pubblici	Aaa/AAA/AAA
IT0003402929	SCIP 2 Cl. A3	26/10/2008	SENIOR	VARIOUS PENSION FUNDS	Società Cart.Immobili Pubblici	Aaa/AAA/AAA
IT0003386270	SIENA MORTGAGE Cl. A2	15/11/2037	SENIOR	MONTE DEI PASCHI SIENA	Siena Mortgages SpA	Aaa/AAA/AAA
IT0003588958	SIENA MORTGAGE Cl. A2	16/12/2038	SENIOR	MONTE DEI PASCHI SIENA, B.TOSCANA, B.AGRICOLA MANTOVANA	Siena Mortgages SpA	Aaa/AAA/AAA
ES0338448006	TDA CAM Cl. A	17/06/2032	SENIOR	CAJA DE AHORROS DEL MEDITERRANEO	Titulacion de Activos CAM	Aaa/AAA/AAA
IT0003647457	VELA HOME Cl. A1	27/07/2028	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA
IT0003473748	VELA HOME Cl. A1	24/10/2027	SENIOR	BNL	Vela Home Srl	Aaa/AAA/AAA
IT0003389027	VELA LEASE Cl. A1	16/12/2015	SENIOR	BNL	Vela Lease Srl	Aaa/AAA/AAA

* Rating agencies recognised and included in Banca d'Italia Circular 155 dated 18.12.1991.

M = Moody's Investors Service, **S&P** = Standard & Poor's, **F** = Fitch-IBCA Investors Service, **Nr** = Not Rated

Trading Securities: Type and Classification

(€ million)

ISIN CODE	BOND DESCRIPTION	FACE VALUE*	BOOK VALUE	CLASSIFICATION	TRANCHE VALUE*
	Senior Bonds				
IT0003341762	SCCI SERIE 5	93.0	93.1	NON-PERFORMING	1,500.0
IT0003749352	SCCI SERIE 5 Cl. A	30.0	30.0	NON-PERFORMING	1,500.0
IT0003341770	SCCI SERIE 6	71.0	71.4	NON-PERFORMING	1,500.0
IT0003505440	SCCI SERIE 7	89.5	89.5	NON-PERFORMING	1,500.0
IT0003749360	SCCI SERIE 8	42.0	42.0	NON-PERFORMING	2,050.0
	sub - total	*325.5*	*326.0*		
FR0000480030	AUTO ABS	57.6	57.6	PERFORMING	1,247.0
ES0370139000	AYT GEN Cl.A	8.5	8.5	PERFORMING	10.0
XS0132407791	BPM SECURITISATION - Cl.A	9.9	9.9	PERFORMING	659.5
XS0156266586	CARS ALLIANCE FUND. Cl.A1	10.0	10.0	PERFORMING	1,055.0
XS0177601142	CARS ALLIANCE FUND. Cl.A1	30.0	30.0	PERFORMING	1,323.0
ES0338300009	CONSUMO SANTANDER Cl. A	60.0	60.0	PERFORMING	972.0
XS0185355640	DELPHINUS SERIE 1 Cl. A	21.5	21.5	PERFORMING	1,080.5
IT0003675763	F E GREEN Cl. A	26.0	26.0	PERFORMING	1,342.0
IT0003270573	GIOTTO FIN Cl. A	16.3	16.3	PERFORMING	508.4
IT0003188312	LOCAT SEC Cl. A2	6.5	6.5	PERFORMING	800.0
IT0003733083	LOCAT SEC Cl. A2	25.8	25.8	PERFORMING	2,374.0
XS0190179746	SAGRES Cl. A1	31.0	30.9	PERFORMING	629.0
XS0190180678	SAGRES Cl. A2	3.0	3.0	PERFORMING	546.0
ES0309363002	SANTANDER	24.4	24.4	PERFORMING	824.5
IT0003566665	SCIC 1 Cl. A2	19.5	19.5	PERFORMING	1,500.0
IT0003566681	SCIC 1 Cl. A3	33.8	33.9	PERFORMING	860.0
IT0003402911	SCIP 2 Cl. A2	110.4	110.4	PERFORMING	2,000.0
IT0003402929	SCIP 2 Cl. A3	30.0	30.0	PERFORMING	1,743.0
IT0003386270	SIENA MORTGAGE Cl.A2	37.4	37.4	PERFORMING	1,158.0
IT0003588958	SIENA MORTGAGE Cl.A2	9.0	9.0	PERFORMING	1,160.5
ES0338448006	TDA CAM - Cl. A	37.8	37.8	PERFORMING	973.5
IT0003647457	VELA HOME Cl. A1	19.0	19.0	PERFORMING	507.1
IT0003473748	VELA HOME Cl.A1	24.7	24.7	PERFORMING	1,841.0
IT0003389027	VELA LEASE Cl. A1	24.8	24.8	PERFORMING	333.0
	sub - total	*676.9*	*676.9*		
	Total Senior Bonds	**1,002.4**	**1,002.9**		

* net of any repayments in "pool factor"

Section 12 - Asset management and trading on behalf of third parties

(€ '000)

12.1 SECURITIES DEALING	AMOUNTS AS AT 31.12.2004
a) purchases	
1. settled	-
2. unsettled	-
	-
b) sales	
1. settled	-
2. unsettled	-
	-

(€ '000)

12.2 SEGREGATED ACCOUNTS	AMOUNTS AS AT 31.12.2004
1. Securities issued by the bank that prepares Accounts	-
2. Other securities	-
	-

(€ '000)

12.3 CUSTODY AND ADMINISTRATION OF SECURITIES	AMOUNTS AS AT 31.12.2004
a) Third party securities on deposit (excluding asset management accounts)	
1) securities issued by the bank that prepares Accounts	8,189,088
2) other securities	165,998,385
of which: - security	*6,710*
- collateral	*1,494,363*
- custody	*164,497,312*
	174,187,473
b) Third party securities deposited with third parties	**169,869,945**
c) Investment and trading securities deposited with third parties	**28,224,106**

(€ '000)

12.4 LOAN COLLECTION ON BEHALF OF THIRD PARTIES: DEBIT AND CREDIT ADJUSTMENTS	AMOUNTS AS AT 31.12.2004
a) debit adjustments	
1. current accounts	-
2. bills etc. in hand	918,609
3. cash	-
4. other accounts	-
	918,609
b) credit adjustments	
1. current accounts	-
2. sellers' bills etc.	918,609
3. other accounts	-
	918,609
difference (a - b)	**-**

(€ '000)

12.5 OTHER TRANSACTIONS	AMOUNTS AS AT 31.12.2004
Other third party securities on deposit	1,335,220
Other third party securities deposited with third parties	699,544
Other investment and trading securities deposited with third parties	39,945

(amounts in thousands of euros)

Section 1 - Interest

(€ '000)

INTEREST INCOME AND EXPENSE	2004
10. Interest income and similar revenues	**1,966,224**
20. Interest expense and similar charges	**2,137,165**

(€ '000)

1.1 ITEM 10 INTEREST INCOME AND SIMILAR REVENUES	2004
a) on loans to banks	1,074,170
of which: - on loans to central banks	*38,899*
b) on loans to customers	307,667
of which: - on loans with deposits received in administration	-
c) on debt securities	567,789
d) other interest income	16,598
e) positive balances of hedging transaction differentials	-
Total	**1,966,224**

(€ '000)

1.2 ITEM 20 INTEREST EXPENSE AND SIMILAR CHARGES	2004
a) on amounts due to banks	927,531
b) on amounts due to customers	157,651
c) on securities in issue	669,248
of which: - on certificates of deposit	*382,499*
d) on deposits received in administration	-
e) on subordinated debt	321,191
f) negative balances of hedging transaction differentials	61,544
Total	**2,137,165**

(€ '000)

1.3 DETAILS OF ITEM 10 INTEREST INCOME AND SIMILAR REVENUES	2004
a) on assets denominated in foreign currency	91,743
b) on assets denominated in €	1,874,481
Total	**1,966,224**

(€ '000)

1.4 DETAILS OF ITEM 20 INTEREST EXPENSE AND SIMILAR CHARGES	2004
a) on liabilities denominated in foreign currency	642,898
b) on liabilities denominated in €	1,432,723
	2,075,621
c) negative balances of hedging transaction differentials	61,544
Total	**2,137,165**

Section 2 - Commission

(€ '000)

COMMISSION INCOME AND EXPENSE	2004
40. Commission income	**120,760**
50. Commission expense	**36,920**

(€ '000)

2.1 ITEM 40 COMMISSION INCOME	2004
a) guarantees given	**16,387**
b) loan-related derivatives	**506**
c) administration, brokerage and consultancy services:	**46,278**
1. security dealing	-
2. currency dealing	4,019
3. segregated accounts:	-
3.1 individual	-
3.2 collective	-
4. custody and administration of securities	12,783
5. custodian bank	25,095
6. placement of securities	3,931
- investment funds	*3,931*
- other securities	-
7. acceptance of trading instructions	450
8. consultancy activities	-
9. distribution of third party services:	-
9.1 asset management accounts:	-
9.1.1 individual	-
9.1.2 collective	-
9.2 insurance products	-
9.3 other products	-
d) collection and payment services	**9,673**
e) servicing for securitisation transactions	-
f) tax collection services	-
g) other services	**47,916**
Total	**120,760**

Total sub-item g) "other services" was broken down as follows:

(€ '000)

OTHER SERVICES (g)	2004
loans made	8,109
securities services	31,712
refunds and sundry recoveries	215
other	7,880
Total	**47,916**

(€ '000)

2.2 DETAILS OF ITEM 40 COMMISSION INCOME: DISTRIBUTION CHANNELS FOR PRODUCTS AND SERVICES	
	2004
a) at the Group's branches:	**3,931**
1. segregated accounts	-
2. placement of securities	3,931
3. third party services and products	-
b) off-site distribution:	**-**
1. segregated accounts	-
2. placement of securities	-
3. third party services and products	-
Total	**3,931**

(€ '000)

2.3 ITEM 50 COMMISSION EXPENSE	
	2004
a) guarantees received	**3,165**
b) loan-related derivatives	**2,057**
c) administration and brokerage services:	**7,007**
1. security dealing	-
2. currency dealing	1,804
3. segregated accounts	-
3.1 Bank portfolio	-
3.2 third party portfolio	-
4. custody and administration of securities	5,203
5. placement of securities	-
6. off-site distribution of securities, products and services	-
d) collection and payment services	**1,172**
e) other services	**23,519**
Total	**36,920**

Total sub-item e) other services was broken down as follows:

(€ '000)

OTHER SERVICES (E)	2004
loans received	371
securities services	17,181
other	5,967
Total	**23,519**

Section 3 - Trading Profits

(€ '000)

	2004
60. Trading profits	**24,426**

(€ '000)

3.1 ITEM 60 TRADING PROFITS	2004		
	SECURITIES TRANSACTIONS	**CURRENCY TRANSACTIONS**	**OTHER TRANSACTIONS**
A.1 Revaluations	6,168	xxx	72,347
A.2 Writedowns	9,798	xxx	67,021
B. Other profits/losses	-11,205	2,209	31,726
Totals	**-14,835**	**2,209**	**37,052**
1. Government securities	-2,060		
2. Other debt securities	-1,213		
3. Equity securities	-13,223		
4. Derivative contracts on securities	1,661		

Section 4 - Administrative Expenses

(€ '000)

	2004
80. Administrative expenses	**432,378**

(€ '000)

Item 80 Administrative expenses	2004
a) payroll	
- wages and salaries	144,071
- social security contributions	37,501
- severance pay	8,969
- pensions and similar benefits*	26,232
- other costs	6,776
Total payroll	**223,549**

* The provision to the reserve for pensions also includes amounts related to external pension funds (for an amount of €10,617 thousand).

(Item 80 "Administrative expenses" continued) (€ '000)

	2004
b) other administrative expenses	
indirect taxes and duties:	
- stamp duty	321
- registration tax	195
- other taxes and duties	1,330
	1,846
miscellaneous costs and expenses:	
- remuneration paid to external consultants	26,606
- compensation and sundry costs for Directors and Statutory Auditors	3,825
- insurance	1,181
- advertising	11,849
- donations	226
- rental of electronic equipment and software	1,535
- postage, telephone, telegraph and telex	5,264
- printing and stationery	1,010
- various office equipment	789
- internal and external surveillance of premises	3,107
- credit information and searches	198
- various services rendered by third parties**	83,860
- transport and safekeeping of valuables and documents	382
- cleaning of premises	1,220
- repair and maintenance of furniture, machinery and equipment	2,698
- maintenance of premises	2,914
- travelling expenses	7,573
- various hire charges	3,898
- rentals	30,675
- electricity, gas, heating, porterage and drinking water	3,017
- other costs	15,156
	206,983
Total other administrative expenses	**208,829**
Total	**432,378**

** of which: by Group companies €65,852 thousand

4.1 AVERAGE NUMBER OF EMPLOYEES BY CATEGORY	2004
a) senior managers	189
b) executives	550
c) remaining staff	843
Total	**1,582**

This figure is calculated as the arithmetic mean of the number of employees at the end of the year and the number at the end of the prior year.

Section 5 - Writedowns, write-backs and provisions

(€ '000)

	2004
90. Writedowns of intangible and tangible fixed assets	18,023
100. Provisions for risks and charges	83,361
120. Writedowns of loans and provisions for guarantees and commitments	9,808
130. Write-backs of loans and provisions for guarantees and commitments	9,740
150. Writedowns of financial investments	78,312
160. Write-backs of financial investments	7,333
210. Change in fund for general banking risks	-116,885

Please refer to Notes to the Accounts, Part A), Section 1, "Description of Accounting Policies" for details on the determination of writedowns, write-backs and provisions.

(€ '000)

Item 90 Writedowns of intangible and tangible fixed assets	2004
writedowns of tangible fixed assets:	
- property	6
- furniture	2,566
- equipment	5,237
	7,809
writedowns of intangible fixed assets:	
- intangible assets	3,374
- leased property costs	6,555
- other capitalised costs	285
	10,214
Total	**18,023**

Depreciation for tangible assets was determined using the rates set forth below and supplemented by a further €3,264 thousand.

For the first year of service, rates were reduced by one half.

Items costing less than €516.46 were charged to a single year.

DEPRECIATION OF TANGIBLE ASSETS: RATES USED	2004
Property	3.00%
Furniture	
furnishings	15.00%
furniture and ordinary office machinery	12.00%
motor vehicles	25.00%
Equipment	
equipment and electronic machinery	20.00%
alarms, telecameras and other equipment	30.00%
electronic telephone systems	20.00%
lifting apparatus	7.50%
other equipment (safety equipment, air conditioning, heating, electrical, etc.)	15.00%

(€ '000)

Item 100 Provisions for risks and charges

	2004
Allocations to Reserves for risks and charges:	
- sub-item c) other reserves:	
other reserves for risks and charges	83,361
Total	**83,361**

See Notes to the Accounts, Part B, "Notes to the Balance Sheet", Section 7, for more information.

(€ '000)

Item 120 Writedowns of loans and provisions for guarantees and commitments

	2004
Writedowns of loans:	
- to banks	191
- to customers	8,160
	8,351
Allocations to "reserves for risks and charges":	
- sub-item c) "other reserves": provisions for guarantees and commitments	1,457
	1,457
Total	**9,808**

(€ '000)

ANALYSIS OF LOANS WRITEDOLONS	2004
- non-performing loans with respect to principal	7,195
- doubtful loans	855
- restructured loans	131
- country risk	170
- performing	-
Total	**8,351**

(€ '000)

Item 130 Write-backs of loans and provisions for guarantees and commitments	2004
- loans	9.184
- provisions for guarantees and commitments	556
Total	**9.740**

(€ '000)

ANALYSIS OF WRITE-BACKS OF LOANS	2004
- non-performing loans with respect to principal	598
- doubtful loans	1,219
- restructured loans	-
- country risk	4,793
- performing	325
- overdue interest	-
- loans written off	2,249
Total	**9,184**

(€ '000)

Item 150 Writedowns of financial investments	2004
- writedowns of securities	1,678
- writedowns of equity investments	76,634
Total	**78,312**

(€ '000)

Item 160 Write-backs of financial investments	2004
- writedowns of securities	5,430
- writedowns of equity investments	1,903
Total	**7,333**

Writedowns and writebacks of investment securities and equity investments have been allocated to items 150 and 160 as illustrated in the relevant sections 2 and 3 of part B) "Notes to the Balance Sheet".

(€ '000)

5.1 ITEM 120 WRITEDOWNS OF LOANS AND PROVISIONS FOR GUARANTEES AND COMMITMENTS	2004
a) writedowns of loans:	8,351
of which: - general writedowns for country risk	*170*
- other general writedowns	-
b) provisions for guarantees and commitments	1,457
of which: - general provisions for country risk	*878*
- other general provisions	-
Total	**9,808**

(€ '000)

Item 210 Changes in the fund for general banking risks	2004
- allocations	-
- uses	- 116,885
Total	**- 116,885**

See Notes to the Accounts, Part B, "Notes to the Balance Sheet", Section 8, for more information.

Section 6 - Other Profit and Loss Items

(€ '000)

	2004
30. Dividends and other revenues	**1,944,548**
70. Other operating income	**124,963**
110. Other operating expense	**23,166**
180. Extraordinary income	**147,375**
190. Extraordinary charges	**26,325**
220. Income tax for the year	**-133,661**

(€ '000)

Item 30 Dividends and other revenues	
	2004
Dividends collected during the year:	
a) on shares, interests and other variable yield securities	149,768
b) on equity investments	61,349
c) on equity investments in Group companies:	9,498
Cariverona Ireland Plc (now UniCredit Ireland Financial Services Plc)	*6,209*
Tyrerescom Ltd	*1,196*
Locat Spa	*978*
CRTrieste Ireland (now CRTrieste Ireland (In voluntary Liquidation))	*733*
Zagrebacka Banka BH d.d. (now UniCredit Zagrebacka Banka d.d.)	*382*
Dividends reported on an accrual basis:	
c) on equity investments in Group companies:	1,723,933
Bank Pekao S.A.	*138,078*
Bulbank A.D.	*25,727*
Cordusio Immobiliare S.p.A.	*97,704*
Locat S.p.A.	*21,006*
Pioneer Global Asset Management S.p.A.	*208,545*
UniCredit Banca S.p.A.	*380,209*
UniCredit Banca d'Impresa S.p.A.	*403,843*
UniCredit Banca Mobiliare S.p.A.	*308,169*
UniCredit Private Banking S.p.A.	*59,075*
UniCredito Gestione Crediti S.p.A. (UGC)	*20,736*
UniCredito Italiano Bank (Ireland) Plc	*57,000*
Unibanka A.S.	*3,841*
Total	**1,944,548**

(€ '000)

6.1 ITEM 70 OTHER OPERATING INCOME	
	2004
Premiums received for options	**12,649**
Debits to third parties:	**13,059**
- tax reimbursements	176
- deposit and current accounts	12,772
- other	111
Miscellaneous income:	**99,255**
- reimbursement of expenses for staff seconded to other entities [(a)]	38,041
- reimbursements of various amounts due in prior periods	24,312
- other [(b)]	36,902
Total	**124,963**

of which: from Group companies:
a) €35,540 thousand
b) €34,354 thousand primarily for miscellaneous services

(€ '000)

6.2 ITEM 110 OTHER OPERATING EXPENSE	2004
payments for fixed assets under financial leases	737
adjustments of conditions affecting prior periods	2,663
other costs*	19,766
Total	**23,166**
** of which €11,473 thousand relating to non-tax deductible withholdings incurred.*	*11,473*

(€ '000)

6.3 ITEM 180 EXTRAORDINARY INCOME	2004
Profits on sales of:	**23,726**
- property	-
- investment securities	163
- equity investments	22,177
- other financial fixed assets	-
- other assets	1,386
Contingent gains and reversal of liabilities	**123,649**
- excess provisions to taxation reserve for current taxes	5,750
- excess provisions to "reserves for risks and charges: other" relating to:	32,560
former affiliates	*2,500*
for staff-related disputes	*29,253*
other	*807*
- reversal of allocation to loan loss reserve (*fiscal decontamination*)	14,822
- positive off-set in respect of reversed-off deferred taxation relating to prior years*	52,703
- taxes of foreign branches	1,486
- others	16,328
Total	**147,375**
** includes amounts following removal of the time limit for the reporting of deferred tax assets*	*45,870*

(€ '000)

6.4 ITEM 190 EXTRAORDINARY CHARGES	2004
Losses on disposal of:	**1,341**
- property	-
- investment securities	1,250
- equity investments	88
- other financial fixed assets	-
- other assets	3
Contingent losses and reversal of assets:	**24,984**
- provisions to the Reserves for risks and charged for personnel costs associated with the business plan 2004-2007 and the rationalisation of the activities of the units operating abroad	16,537
- other staff leaving incentives*	751
- negative compensatory payment for deferred taxation relating to prior years	827
- others	6,869
Total	**26,325**

* apart from €2,700 thousand covered by the use of provisions previously made to the Reserves for risks and charges - other.

For extraordinary charges relating to the "provisions to the Reserves for risks and charges for personnel costs" in connection with the "2004-2007 Business Plan", please refer to the illustration provided in section 7 of part B) of the "Notes to the Balance Sheet".

(€ '000)

6.5 ITEM 220 INCOME TAXES FOR THE YEAR	2004
1. Current taxes	**-170,539**
- IRES	-176,000
- local taxes related to foreign branches in the countries in which they operate	3,762
- other taxes	1,699
2. Changes in deferred tax assets	**31,222**
3. Changes in deferred taxes	**5,656**
4. Income tax for the year (1+2+3)	**-133,661**

Finally, income taxes for the year were a positive figure of €133,661 thousand reflecting the positive current taxes in relation to the tax loss that will be recovered under the new domestic tax consolidation scheme, partially offset by the negative balance of the changes in deferred tax assets.

Section 7 - Other Notes to the Profit and Loss Account

(€ '000)

7.1 GEOGRAPHICAL DISTRIBUTION OF INCOME	2004
Geographical distribution of income related to items 10, 30, 40, 60 and 70 of the profit and loss account.	
- ITALY	3,469,532
- other EU countries	519,276
- other countries	192,113
Total	**4,180,921**

Note: classified on the basis of areas where our branches are domiciled for trading purposes.

Part D - Other Information

(amounts in thousands of euros)

Section 1 - Directors and Statutory Auditors (Parent Company)

(€ '000)

1.1 REMUNERATION	2004
a) directors	3,450
b) statutory auditors	375
	3,825

(€ '000)

Remuneration paid to the members of the Board of Directors, the Board of Auditors and General Managers
(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNERATION
DIRECTORS							
Carlo Salvatori	Chairman *	01/01/04 - 31/12/04	2004	1,055	1	-	-
Eugenio Caponi	Vice Presid. *	01/01/04 - 31/12/04	2004	229	1	-	57
Fabrizio Palenzona	Vice Presid. *	01/01/04 - 31/12/04	2004	221	-	-	21
Franco Bellei	Vice Presid *	01/01/04 - 31/12/04	2004	231	1	-	299
Alessandro Profumo	Director *	01/01/04 - 31/12/04	2004	319	10	1,800	3,228
Vincenzo Calandra Buonaura	Director	01/01/04 - 31/12/04	2004	54	1	-	207
Roberto Bertazzoni	Director *	01/01/04 - 31/12/04	2004	106	-	-	46
Mario Cattaneo	Director	01/01/04 - 31/12/04	2004	56	1	-	6
Philippe Citerne	Director	01/01/04 - 31/12/04	2004	52	-	-	-
Mario Greco	Director *	01/01/04 - 31/12/04	2004	104	-	-	-
Ambrogio Dalla Rovere	Director	01/01/04 - 31/12/04	2004	53	-	-	-
Giovanni Desiderio	Director	01/01/04 - 31/12/04	2004	53	-	-	130
Guidalberto di Canossa	Director	01/01/04 - 31/12/04	2004	53	-	-	-
Francesco Giacomin	Director *	01/01/04 - 31/12/04	2004	106	-	-	-
Piero Gnudi	Director	01/01/04 - 31/12/04	2004	54	1	-	206
Achille Maramotti	Director	01/01/04 - 31/12/04	2004	54	-	-	85
Gianfranco Negri-Clementi	Director	01/01/04 - 31/12/04	2004	60	1	-	9
Carlo Pesenti	Director *	01/01/04 - 31/12/04	2004	103	-	-	-
Giovanni Vaccarino	Director	01/01/04 - 31/12/04	2004	53	-	-	-
Anthony Wyand	Director	01/01/04 - 31/12/04	2004	53	-	-	-

(Remuneration paid to the members of the Board of Directors, the Board of Auditors and General Managers continued) (€ '000)

INDIVIDUAL	DESCRIPTION OF POSITION			REMUNERATION			
FIRST AND LAST NAME	POSITION HELD	PERIOD IN OFFICE	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER REMUNERATION
STATUTORY AUDITORS							
Gian Luigi Francardo	Chairman	01/01/04 - 31/12/04	2006	80	2	-	96
Vincenzo Nicastro	Auditor	01/01/04 - 31/12/04	2006	57	2	-	55
Giorgio Loli	Auditor	01/01/04 - 31/12/04	2006	58	2	-	16
Aldo Milanese	Auditor	01/01/04 - 31/12/04	2006	57	2	-	95
Roberto Timo	Auditor	01/01/04 - 31/12/04	2006	58	2	-	12

* Executive Committee Members
Mario Greco's is remuneration was paid to RAS S.p.A.
Carlo Pesenti's is remuneration was paid to Italmobiliare S.p.A.
The remuneration for the duties of Alessandro Profumo as Director of other Group companies in the amount of €320 was paid directly to UniCredito Italiano S.p.A.

(€ '000)

1.2 LOANS GRANTED AND GUARANTEES ISSUED IN THE INTEREST OF DIRECTORS AND STATUTORY AUDITORS	
	2004
a) Directors	-
b) Statutory Auditors	-
	-

Section 2 - Stock Options

(€ '000)

Stock Options Allocated to Directors and General Managers
(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		OPTIONS HELD AT THE START OF THE PERIOD			OPTIONS GRANTED DURING THE PERIOD			OPTIONS EXERCISED DURING THE PERIOD			OPTIONS EXPIRED IN THE PERIOD	OPTIONS HELD AT THE END OF THE PERIOD		
FIRST AND LAST NAME	POSITION HELD	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE	AVERAGE EXERCISE DATE	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE	AVERAGE EXERCISE DATE	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE	AVERAGE MARKET PRICE WHEN EXERCISED	NUMBER OF OPTIONS	NUMBER OF OPTIONS	AVERAGE STRIKE PRICE	AVERAGE EXERCISE DATE
Alessandro Profumo	Managing Director/CEO	12.000.000	4.595	31.12.2010	1,700,000	4.018	2017	-	-	-	-	13,700,000	4.451	31.12.2011
*					514			514						

* Stock options granted during fiscal year 2004 under the Shareholding plan recorded as an allotment and simultaneous exercise of options with a strike price equal to zero.

Stock Options Allotted to Employees

			2004		
			NUMBER OF *STOCK OPTIONS*	AVERAGE STRIKE PRICE €	MARKET PRICE € (a)
1.a	Existing UniCredit options as at 1.1.2004	(b)	77,521,000	4.595	4.334
1.b	Options on UniCredit stock - former options on Rolo Banca stock as at 1.1.2004	(c)	1,245,166	17.457	16.469 (d)
2.	Options granted during the period		14,568,700	4.018	4.001
3.	UniCredit options exercised during the period		30	4.595	3.965
4.	Options on UniCredit stock - former options on Rolo Banca stock exercised during the period		10	16.773	15.067 (d)
5.a	UniCredit options lapsing	(e)	7,380,000	-	-
5.b	UniCredit options - former options on Rolo Banca stock lapsing	(e)	17,600	-	-
6.a	Existing UniCredit options as at 31.12.2004	(b)	84,709,670	4.451	4.229
7.a	*Of which: exercisable as at 31.12.2004*		*71,414,970*	*4.595*	*4.229*
6.b	Options on UniCredit stock - former options on Rolo Banca stock as at 31.12.2004	(c)	1,227,556	17.457	16.070 (d)
7.b	*Of which: exercisable as at 31.12.2004*		*1,227,556*	*17.457*	*16.070 (d)*

NOTE: These figures include the options assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

(a) The market price related to options granted, exercised and expired in the period is the weighted average price based on the number of shares involved on the various dates. For the annual and year-end balances, the current market price of the stock has been used.

(b) Each stock option corresponds to the right to purchase one common share of UniCredito Italiano S.p.A.

(c) Options allotted as an equal replacement of options previously allotted to the management of Rolo Banca 1473 S.p.A. following the merger of this bank into UniCredito Italiano S.p.A., which was completed on 1 July 2002. In the interest of consistency in the share swap between Rolo Banca 1473 and UniCredito Italiano established in relation to this merger, each UniCredit - former Rolo Banca - option gives the holder the right to 3.80 common shares in UniCredito Italiano.

(d) In accordance with note c), the price is determined on the basis of the market price of the UniCredit Italiano share multiplied by the exchange ratio of 3.80.

(e) Pursuant to the Regulations, stock options automatically lapse in the event of dismissal for just cause or good reason and in the case of voluntary resignation of the employee without pension rights, save as otherwise provided for by the Board of Directors in individual cases.

Free Allotment of Shares to All Employees

	2004
Number of recipients	34,993 (a)
Number of shares allotted	17,479,663 (b)
Percentage of capital stock	0.276

NOTE: These figures include the shares assigned to the Managing Director/CEO, Mr. Alessandro Profumo as an employee.

(a) Including 1,171 for the staff of UniCredito Italiano S.p.A. and 33,822 for the staff of the banks and companies of the Group.

(b) Including 576,431 for the staff of UniCredito Italiano S.p.A. and 16,903,232 for the staff of the banks and companies of the Group.

Free Allotment of Shares to Middle Management

	2004
Number of recipients	2,098 (a)
Number of shares allotted	2,893,400 (b)
Percentage of capital stock	0.046

(a) Including 153 for the staff of UniCredito Italiano S.p.A. and 1,945 for the staff of the Italian banks and companies of the Group.

(b) Including 262,600 for the staff of UniCredito Italiano S.p.A. and 2,630,800 for the staff of the Italian banks and companies of the Group.

Section 3 - Cash-flow Statement

(€ '000)

	2004
Funds generated and collected	
Funds generated from operations:	
Net profit for the period	1,750,457
Change in fund for general banking risks	-116,885
Change in reserve for possible loan losses	-14,822
Writedowns (write-backs) of loans	1,416
Provision to employee severance pay reserve	7,134
Provision to reserve for retirement and similar obligations	15,615
Allocations to "reserves for risks and charges - other"	68,239
Income tax and deferred tax assets	-191,288
Writedowns (write-backs) of intangible and tangible fixed assets	18,023
Writedowns (write-backs) of financial investments	70,979
Total funds generated from operations	**1,608,868**
Increase in capital and reserves:	
Capital	..
Reserves	..
Total increase in capital and reserves	..
Other funds collected:	
Subordinated debt	350,320
Due to banks	-8,640,163
Due to customers	339,433
Securities in issue	11,283,349
Accrued liabilities and deferred income	216,512
Other liabilities	190,521
Other changes to reserves	37,264
Total changes in other funds collected	**3,777,236**
Total funds generated and collected	**5,386,104**
Funds used and invested:	
Dividends distributed	1,080,419
Uses of provisions to the taxation reserve, employee severance pay reserve, reserves for risks and charges and other Reserves	399,567
Cash and deposits with central banks	-7,279
Loans to banks	3,699,697
Customers	-1,471,848
Securities	2,255,660
Equity investments	62,330
Intangible and tangible fixed assets	10,940
Other fixed assets - own shares held	358,416
Accrued income and pre-paid expenses	28,392
Other assets	-1,030,190
Total funds used and invested	**5,386,104**

Section 4 - Parent Company or European Union Bank Parent

This provision is not applicable to UniCredito Italiano S.p.A., the Parent Company, which prepares consolidated accounts.

MANAGING DIRECTOR/CEO	CHIEF ACCOUNTANT
PROFUMO	LECCACORVI





Annexes

Comparative Tables of the Accounts as at 31 December 2004 with the Accounts as at 31 December 2003.

Statement of changes in internal pension funds

Information on Reserves and Funds.

List of Properties (Article 10, Law 72/83).





Comparison of the Balance Sheet as at 31 December 2004 with the Balance Sheet as at 31 December 2003

(amounts in €)

Asset Items	31.12.2004		31.12.2003	
10. Cash and deposits with central banks and post offices		**41,935,808**		**49,215,208**
20. Treasury notes and similar securities eligible for refinancing at central banks		**685,267,161**		**322,369,726**
30. Loans to banks:		**62,964,051,850**		**59,262,859,659**
a) on demand	14,888,161,262		9,369,901,873	
b) other	48,075,890,588		49,892,957,786	
40. Customers		**11,674,180,775**		**13,148,940,106**
of which:				
- loans with deposits in administration	-		-	
50. Bonds and other debt securities:		**19,545,587,642**		**17,710,519,577**
a) of government issuers	1,642,527,109		2,977,097,755	
b) of banks	15,958,599,611		12,748,887,206	
of which:				
- own securities	*10,585*		*2,619*	
c) of financial institutions	1,362,924,474		1,471,695,946	
of which:				
- own securities	-		-	
d) of other issuers	581,536,448		512,838,670	
60. Shares, interests and other variable yield securities		**501,479,020**		**440,030,720**
70. Equity investments		**3,106,891,121**		**3,149,932,660**
80. Equity investments in Group companies		**11,653,599,579**		**11,622,959,440**
90. Intangible fixed assets		**19,708,799**		**23,992,002**
of which:				
- start-up costs	-		-	
- goodwill	-		-	
100. Tangible fixed assets		**16,383,767**		**19,184,430**
120. Own shares or interests		**358,415,712**		**-**
(face value €43,500,000)				
130. Other assets		**4,950,112,780**		**5,782,819,901**
140. Accrued income and pre-paid expenses		**1,005,337,720**		**976,946,505**
a) accrued income	666,098,846		651,538,012	
b) pre-paid expenses	339,238,874		325,408,493	
of which:				
- issue discount on securities	*26,798,815*		*8,490,270*	
Total assets		**116,522,951,734**		**112,509,769,934**

(amounts in €)

Liabilities and shareholders' equity		31.12.2004		31.12.2003
10. Due to banks:		**43,309,181,975**		**51,949,345,050**
a) on demand	13,632,035,191		27,704,434,652	
b) on term or with notice	29,677,146,784		24,244,910,398	
20. Due to customers:		**7,132,773,231**		**6,793,339,273**
a) on demand	1,773,720,297		1,784,669,506	
b) on term or with notice	5,359,052,934		5,008,669,767	
30. Securities in issue:		**40,068,078,818**		**28,784,730,745**
a) bonds	15,146,032,556		4,942,460,793	
b) certificates of deposit	23,933,121,020		23,842,204,193	
c) other securities	988,925,242		65,759	
50. Other liabilities		**4,469,147,295**		**4,278,626,072**
60. Accrued liabilities and deferred income:		**917,474,422**		**700,962,367**
a) accrued liabilities	662,194,623		530,438,444	
b) deferred income	255,279,799		170,523,923	
70. Reserve for employee severance pay		**42,305,546**		**39,516,216**
80. Reserves for risks and charges:		**953,784,443**		**1,221,695,606**
a) reserve for pensions and similar obligations	421,268,024		433,335,498	
b) taxation reserve	100,078,883		403,275,541	
c) other reserves	432,437,536		385,084,567	
90. Loan loss reserves		**-**		**14,822,434**
100. Fund for general banking risks		**-**		**116,884,808**
110. Subordinated debt		**7,224,643,271**		**6,874,322,606**
120. Capital		**3,168,354,642**		**3,158,168,076**
130. Share premium reserve		**2,308,638,896**		**3,308,638,624**
140. Reserves:		**4,901,092,416**		**3,198,289,655**
a) legal reserve	631,633,615		508,136,157	
b) reserve for own shares or interests	358,415,712		-	
c) statutory reserve	1,593,410,640		1,015,472,183	
d) other reserves	2,317,632,449		1,674,681,315	
150. Revaluation reserves		**277,020,029**		**277,020,029**
170. Net profit for the year		**1,750,456,750**		**1,793,408,373**
Total liabilities and shareholders' equity		**116,522,951,734**		**112,509,769,934**

Guarantees and commitments		31.12.2004		31.12.2003
10. Guarantees given		**21,574,772,031**		**5,327,226,760**
of which:				
- acceptances	*6,938,035*		*6,637,443*	
- other guarantees	*21,567,833,996*		*5,320,589,317*	
20. Commitments		**7,325,573,297**		**6,892,522,153**
of which:				
- for sales with repurchase obligations	-		-	

Comparison of the Profit and Loss Account for 2004 with that for 2003

(amounts in €)

		2004		2003
10. Interest income and similar revenues		1,966,224,067		2,739,464,380
of which:				
- on loans to customers	*307,666,363*		*334,375,657*	
- on debt securities	*567,788,999*		*1,228,697,367*	
20. Interest expense and similar charges		2,137,165,125		2,886,913,633
of which:				
- on amounts due to customers	*157,650,320*		*176,332,128*	
- on securities in issue	*669,248,064*		*493,700,138*	
30. Dividends and other revenues:		1,944,547,720		2,048,830,018
a) on shares, interests and other variable yield securities	149,767,408		130,375,801	
b) on equity investments	61,349,082		61,091,599	
c) on equity investments in Group companies	1,733,431,230		1,857,362,618	
40. Commission income		120,760,284		104,896,910
50. Commission expense		36,920,402		35,469,943
60. Trading profits (losses)		24,425,911		51,979,998
70. Other operating income		124,962,831		178,318,497
80. Administrative expenses:		432,377,797		475,684,926
a) Payroll	223,548,989		235,038,731	
of which:				
- wages and salaries	*144,071,456*		*152,753,901*	
- social security contributions	*37,500,824*		*42,498,494*	
- severance pay	*8,968,957*		*9,377,312*	
- pensions and similar benefits	*26,231,907*		*27,745,887*	
b) other administrative expenses	208,828,808		240,646,195	
90. Writedowns of intangible and tangible fixed assets		18,023,073		35,199,077
100. Provisions for risks and charges		83,360,602		25,763,179
110. Other operating expense		23,165,912		47,613,090
120. Writedowns of loans and provisions for guarantees and commitments		9,807,967		12,279,950
130. Write-backs of loans and provisions for guarantees and commitments		9,740,446		24,263,626
150. Writedowns of financial investments	78,311,917		80,668,472	
160. Write-backs of financial investments		7,333,217		16,315,547
170. Profit (Loss) before extraordinary items and income tax		**1,378,861,681**		**1,564,476,706**
180. Extraordinary income		147,374,465		153,614,335
190. Extraordinary charges		26,325,140		70,333,634
200. Extraordinary income (charges) - net		**121,049,325**		**83,280,701**
210. Change in fund for general banking risks		-116,884,808		-
220. Income tax for the year		-133,660,936		-145,650,966
230. Net profit for the year		**1,750,456,750**		**1,793,408,373**

(amounts in €)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension Fund for the employees of Cassa di Risparmio di Trieste Collections Division"	108	-	Defined benefits		Payable by the company: 5.25% Payable by the employee: 1.35% - 3% depending on category
Opening balance at 31.12.03				**6,321,808**	
Benefits paid in the period				571,729	
Other decreases				266,490	
Provisions for the period				1,014,400	
Other increases				22,840	
Balance as at 31.12.04				**6,520,829**	
Mathematical reserves				***6,036,000***	

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino in liquidation"	3	-			
Opening balance at 31.12.03				**2,141,392**	
Benefits paid in the period				10,308	
Provisions for the period				-	
Balance as at 31.12.04				**2,131,084**	
Mathematical reserves				***244,000***	

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Pension Fund for the collections management staff of Cassa di Risparmio di Torino"	189	-	Defined benefits		Payable by the company according to technical accounts
Opening balance at 31.12.03				**6,750,000**	
Benefits paid in the period				1,789,602	
Provisions for the period				670,910	
Other increases due to transfers from the Reserves for risks and charges and a previous provision			7,405,991		
Balance as at 31.12.04				**13,037,299**	
Mathematical reserves				***12,900,000***	

(Statement of changes in internal pension funds continued)

(amounts in €)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Complementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for employees of the tax collection agencies of the Tax Collections Service, and for the employees of the tax collection agency of the Cassa di Risparmio di Trento e Rovereto Spa" Section A including "Company Social Security Fund for the employees of the ormer Credito Fondiario Trento Spa"	490	-	Defined benefits		Payable by the company according to technical accounts + average monthly Euribor rate on equity
Opening balance at 31.12.03				**53,155,000**	
Benefits paid in the period				5,250,516	
Other decreases				10,561	
Provisions for the period				2,424,319	
Other increases				31,758	
Balance as at 31.12.04				**50,350,000**	
Mathematical reserves				***51,160,000***	

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Complementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, i.e. the Social Security Fund for the employees of the tax collection agencies of the Tax Collections Service and for the employees of the tax collection agency of the Cassa di Risparmio di Trento e Rovereto Spa" Sections B and C	-	753	Defined contribution with individual capitalisation		Payable by the Company: for employees ante*: min. 2% max. 14.35% For employees post*: min. 2% max. 2.35% + TFR + average monthly Euribor rate on equity
Opening balance at 31.12.03				**41,505,525**	
Capital paid out in the period				3,674,689	
Replacement tax				93,046	Payable by employees:
Other decreases				242,067	
Provisions for the period				935,506	by employees
Other increases				3,378,325	ante 0,50%
Balance as at 31.12.04				**41,809,554**	by employees
Mathematical reserves					post 2%

* ante and post employees: those who joined the supplementary fund before and after 28.4.1993, when Decree-Law124/93 came into force

(Statement of changes in internal pension funds continued) (amounts in €)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Contract for Pensions and Social Security for Staff belonging to the Management/Senior Management, Officers, Managers, Employees, Subordinate employee and Auxiliary staff categories of Cariverona Banca Spa"	1,103	6	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**95,414,000**	
Benefits paid in the period				9,634,418	
Provisions for the period				5,080,264	
Other increases				3,530	
Balance as at 31.12.04				**90,863,376**	
Mathematical reserves				***95,448,000***	
"Supplementary pension fund of the obligatory insurance, invalidity, widows and survivors insurance managed by the INPS of the Cassa di Risparmio di Ancona" (absorbed on 1/10/89 by Cariverona Banca Spa)"	52	1	Defined benefits		Payable by the Company 10% + technical accounts
Opening balance at 31.12.03				**4,829,448**	
Benefits paid in the period				532,467	
Provisions for the period				284,568	
Other increases				4,016	
Balance as at 31.12.04				**4,585,565**	
Mathematical reserves				***5,371,000***	
"Pension fund for employees, clerks and auxiliary workers of Banca Cuneese Lamberti Meinardi & C. - Cuneo" (absorbed on 1/8/92 by Cariverona Banca Spa)	28	6	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**4,462,000**	
Benefits paid in the period				279,178	Payable by employees: 1%
Provisions for the period				233,436	
Other increases				2,346	
Balance as at 31.12.04				**4,418,604**	
Mathematical reserves				***4,342,000***	

(Statement of changes in internal pension funds continued) (amounts in €)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension fund for the employees of the former Fondiario delle Venezie Spa	9	-	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**1,528,000**	
Benefits paid in the period				100,816	
Provisions for the period				82,524	
Balance as at 31.12.04				**1,509,708**	
Mathematical reserves				***1,503,000***	
"Agreement for the regulation of the social security benefits of the employees of the Istituto Federale delle Casse di Risparmio delle Venezie Spa"	65	-	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**5,960,000**	
Benefits paid in the period				571,981	
Provisions for the period				335,208	
Balance as at 31.12.04				**5,723,227**	
Mathematical reserves				***5,831,000***	
"Internal Company Fund (FIA) of the former Credito Romagnolo" + CIP former Banca del Friuli	1,326	-	Defined benefits		Payable by the Company: 2.5% - 6% +2.5% on equity
Opening balance at 31.12.03				**177,237,709**	
Benefits paid in the period				10,495,061	
Other decreases				1,662,753	Payable by employees 2% - 6%
Provisions for the period				4,288,424	
Balance as at 31.12.04				**169,368,319**	
Mathematical reserves				***129,903,000***	
"Supplementary Pension Fund for the employees of the former Carimonte Banca Spa"	181	-	Defined benefits		Payable by the Company: on the basis of the technical accounts
Opening balance at 31.12.03				**17,968,191**	
Benefits paid in the period				1,365,804	
Provisions for the period				30,544	
Other increases				22	
Balance as at 31.12.04				**16,632,953**	
Mathematical reserves				***16,592,000***	

(Statement of changes in internal pension funds continued) (amounts in €)

FUNDS AND DESCRIPTION OF CHANGES	NO. RETIRED AS AT 31.12.2004	EMPLOYEES IN SERVICE AS AT 31.12.2004	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Fund for the employees of Magazzini Generali"	3	-	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**133,000**	
Benefits paid in the period				11,329	
Provisions for the period				9,329	
Balance as at 31.12.04				**131,000**	
Mathematical reserves				***131,000***	
"Supplementary retirement benefits in favour of the members of the General Management of Credito Italiano who retired between 1 January 1963 and 30 September 1989 attributed to UniCredito Italiano"	20	-	Defined benefits		Payable by the Company on the basis of the technical accounts
Opening balance at 31.12.03				**15,900,867**	
Benefits paid in the period				1,940,361	
Provisions for the period				226,000	
Balance as at 31.12.04				**14,186,506**	
Mathematical reserves				***14,187,000***	
"Fund for the employees of the former Credito Romagnolo" (Luxembourg branch subject to local legislation)	-	-			
Opening balance at 31.12.03				**28,557**	
Transfer to UniCredit International Bank (Luxembourg) S.A.					
Balance as at 31.12.04				**-**	
Mathematical reserves				**-**	

The actuarial calculation for the pension reserves, where provided for, is performed on an annual basis.
The reserves for retirement and similar obligations of the Parent Company, which are not managed as separate, autonomous entities, are all defined benefit funds with the exception of Sections B and C of the pension fund resulting from the merger by absorption of the former Cassa di Risparmio di Trento e Rovereto S.p.A., which are defined contributions with individual capitalisation.

Apart from the sections of said fund, which still have a significant number of active employees, the majority of the other funds – save for a small number of cases with low volumes – have ended the accumulation phase and are now solely paying out pension benefits.

The funds are largely in financial equilibrium. This objective has been achieved with contributions generally equivalent to the technical rates used for the reserves. In some cases of replacement or suspended benefits where an evaluation of the charges calls for knowledge now of the amount of the basic benefits, the actuaries have made prudent use of minimum assumptions that are reflected in the amount of the calculated reserves. In the above cases it was not considered necessary to adjust the provisions.

Finally, in relation to the "Pension Fund for the employees of the Cassa di Risparmio di Trieste - Collections Division", agreements have been reached for outsourcing of staff in service at the subsidiary Uniriscossioni S.P.A. and accordingly the mathematical reserves for the employees have been transferred or settled at the levels and according to the procedures laid down in said Agreements.

Information on Reserves

(amounts in €)

DESCRIPTION OF RESERVES	RESERVES AND FUNDS WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDER INCOME	RESERVES AND FUNDS WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES AND FUNDS	TOTAL
Share premium reserve	**2,287,413,050**	-	**21,225,846**	**2,308,638,896**
Legal reserve	-	-	**631,633,615**	**631,633,615**
Reserve for own shares	**358,415,712**	-	-	**358,415,712**
Statutory Reserves	-	-	**1,593,410,640**	**1,593,410,640**
Reserve pursuant to Art. 55 Presidential Decree 597/73	-	59,490	-	59,490
Reserve pursuant to Law 516/82	-	1,624,498	-	1,624,498
Transfer of reserve pursuant to Law 218/90	-	215,007,608	56,710,666	271,718,274
Reserve pursuant to Art. 7, para. 3, Law 218/90	-	214,746,671	-	214,746,671
Reserve pursuant to Art. 19 Decree-Law 87/92	-	15,942	-	15,942
Reserve pursuant to Art. 13 of Decree-Law 124/93	-	732,988	-	732,988
Reserve pursuant to Decree-Law 153/99	-	-	662,123,387	662,123,387
Share exchange reserve for former FONSPA shares	-	-	53,879,366	53,879,366
Reserve for spin-off differences of the former FONSPA	-	-	4,972,244	4,972,244
Share exchange surplus for merger of federated banks and Credit Carimonte S.p.A. (S3 reorganisation)	-	-	408,888,542	408,888,542
Share exchange surplus for merger of OnBanca S.p.A.	-	-	48,383,134	48,383,134
Reserve associated with the medium-term bonus programme for Group staff	-	-	8,903,625	8,903,625
Reserve for acquisition of own shares	641,584,288	-	-	641,584,288
Other reserves*	**641,584,288**	**432,187,197**	**1,243,860,964**	**2,317,632,449**
Monetary equalisation reserve pursuant to Law 576/75	-	4,087,494	-	4,087,494
Monetary revaluation reserve, Law 72/83	-	84,657,918	-	84,657,918
Property revaluation reserve, Law 408/90	-	28,965,054	-	28,965,054
Property revaluation reserve, Law 413/91	-	159,309,563	-	159,309,563
Revaluation reserves	-	**277,020,029**	-	**277,020,029**
TOTAL	**3,287,413,050**	**709,207,226**	**3,490,131,065**	**7,486,751,341**

Pursuant to Article 109, paragraph 4, letter b) TUIR 917/86, a "distribution restriction" exists on the reserves and funds of €50,131,031 relating to the provisions charged against tax for loan loss reserves, net of the associated deferred tax liabilities reported.

(amounts in €)

DESCRIPTION OF RESERVES	RESERVES AND FUNDS WHICH, WHEN DISTRIBUTED, DO NOT CONTRIBUTE TO SHAREHOLDER INCOME	RESERVES AND FUNDS WHICH, WHEN DISTRIBUTED, CONTRIBUTE TO THE COMPANY'S TAXABLE INCOME	OTHER RESERVES AND FUNDS	TOTAL
Reserves allocated to capital				
Statutory Reserves	-	-	927,792,204	927,792,204
Share exchange reserve for former B.P. Rieti	-	-	5,377,866	5,377,866
Retained earnings transferred following UniCredito S.p.A. spin-off	-	-	6,045,804	6,045,804
Reserve associated with the medium-term bonus programme for Group staff	-	-	29,147,995	29,147,995
Taxed reserve pursuant to Law 833/73	-	-	43,742,293	43,742,293
Reserve pursuant to Art. 55 Presidential Decree 917/86	-	2,354,011	-	2,354,011
Transfer of reserve pursuant to Law 218/90	-	3,549,607	-	3,549,607
Reserve pursuant to Art. 7, para. 3, Law 218/90	-	15,730,200	-	15,730,200
Reserve pursuant to Decree-Law 153/99	-	12,029,434	-	12,029,434
Monetary equalisation reserve pursuant to Law 576/75	-	18,080,943	-	18,080,943
Monetary revaluation reserve, Law 72/83	-	130,471,883	-	130,471,883
Asset revaluation reserve pursuant to Law 408/90	-	53,304,684	-	53,304,684
Property revaluation reserve, Law 413/91	-	263,596,574	-	263,596,574
TOTAL	-	**499,117,336**	**1,012,106,162**	**1,511,223,498**

List of Properties

(Article 10, Law 72/83)

(amounts in €)

CITY	ADDRESS	PURCHASE PRICE AND ADDITIONS	REVALUATIONS LAW 408/90 LAW 413/91	GROSS BOOK VALUE	DEP-RECIATION	NET BOOK VALUE AS AT 31.12.2004
Verona	Palchi Teatro Filarmonico Via Mutilati,4	17,302	-	17,302	-	17,302
Various locations	Various rural properties	..	5,337	5,337	-	5,337
		17,302	**5,337**	**22,639**	-	**22,639**
(Leaseholds)						
London	Bourne Street - London S.W.1	425,502	-	425,502	127,530	297,972
		425,502	-	**425,502**	**127,530**	**297,972**
Total		**442,804**	**5,337** *	**448,141**	**127,530**	**320,611**

** of which:*	*Revaluation Law 408/90*	*1,139*
	Revaluation Law 413/91	*4,198*




REPORTS AND RESOLUTIONS

Report of the Board of Auditors

Report of the External Auditors

Resolutions passed at the Annual General Meeting

Pursuant to Article 153 of Legislative Decree No. 58 of 24 February 1998

To the Shareholders:

In 2004 we monitored compliance with the law and the Company's Memorandum of Incorporation, adherence to principles of proper administration, the appropriateness of the organisational structure (within the limits of our responsibilities), internal control system and administrative and accounting system, and also ensured that the latter was reliable as a means to accurately report operating events. We also oversaw the appropriateness of instructions issued by the company to subsidiaries with regard to public announcements as required by Decree-Law 58/98 (Single Banking Act) section 149.

We participated in the meetings of the Board of Directors and the Executive Committee (13 and 11 meetings respectively) and obtained information from Directors on operations and on those transactions carried out by the company and subsidiaries that have a major impact on operating performance, financial situation and shareholders' equity. We ensured that the actions approved and implemented complied with the law and the Company's Articles of Association, and that they were not manifestly imprudent, reckless or potentially productive of conflicts of interest.

We did not discover any transactions that could be considered atypical and/or unusual including intra-group transactions or transactions with related parties.

During the last year, many intra-group transactions and transactions with related parties of an ordinary nature were carried out; these are covered in the Report of the Directors with reference to CONSOB Notices Nos. 97001574 dated 20.2.1997, 98015375 dated 27.2.1998, and 2064231 dated 30.9.2002.

Pursuant to article 23 of the Articles of Association, descriptive information was provided to the Statutory Auditors on these transactions togheter with a description of their basic structure.

These transactions were concluded in the interest of the company and at arm's length (i.e. on terms and conditions similar to those used in transactions with unrelated third parties) or with the reimbursement of costs incurred in the context of a Group interest.

°°°

We conducted our duties by means of checks and direct observations, and meetings with managers of the various departments, obtaining information, data and operational plans. We periodically met representatives of the External Auditors to exchange relevant information: initially, PricewaterhouseCoopers and subsequently KPMG (who replaced PwC on 4 May 2004) who (pursuant to Decree-Law 58/1998 section 155) were appointed to audit UniCredito Italiano's Accounts and the Group's Consolidated Accounts, as well as to perform a limited audit of the half-yearly report, and to audit the proper maintenance of company accounting records and the proper reporting of events in accounting entries.

In 2004 evolution of the Group's business model continued; as part of this the Parent Company set up a new unit - Organisation and Quality - tasked with supervision and management of Group and Parent Company processes, customer service quality assurance and the pursuit of operational excellence. In 2004 the Administrative and Control Processes unit of Organisation mainly concentrated on three projects: Basel 2 - Operational Risk; IAS Adoption; and the Purchasing and Payments Process. Action was also taken on procedures relating to "Complaints", "Management of

Group Entities" and "International Terrorism", as well as the decision-making procedures necessary following introduction of Decree-Law 231/2001 concerning corporate responsibility.

Group controls continued to be carried out on an ever-broader base by UniCredit Audit. The number of Group companies outsourcing their third-level controls to this company increased from 18 to 30 and includes some important subsidiaries, viz. Pioneer Global Asset Management SpA, UniCredit Gestione Crediti SpA and Locat SpA.

Group Audit Division's staff numbered 45 at end-2004 (up by four people over 2003). Employees seconded to the internal audit areas of Group banks in New Europe rose from five to six. Some 80 audits were performed (with due professionalism and independence) - of which 29 were general, 18 specific and 32 follow-up enquiries - as against 63 planned for the year. The Board of Auditors wishes to remark on a steady improvement in the assessment of risk mitigation by direct audits.

ooo

The duties of the Board of Auditors, as described above, were also performed by means of 22 team audits (including those carried out at foreign branches). No significant matters emerged from these audits requiring reports to the regulators, except for a case falling under Decree-Law 58/98 (Single Banking Act), section 8, para. 3, which the Board of Auditors reported on 29 July 2004, concerning a placement of bonds worth €25 million made in 1999, of which however the Board of Auditors first became aware in the first half of 2004.

ooo

During the year no complaints were transmitted to the Board of Auditors pursuant to the Italian Civil Code, art. 2408.

ooo

The External Auditors also carried out the following assignments in the course of 2004:

1. Issuance of a comfort letter relating to a bond issue in the US market (fee invoiced in 2004: €55,000).
2. Issuance of comfort letters relating to bond issues in European markets (total fees invoiced in 2004: €280,000).
3. Checking the English translation of the Interim Report as at 30 June 2004 (total fees invoiced in 2004: €5,500).
4. Checking the English translation of Company and Consolidated Annual Reports and Accounts as at 31 December 2004, to be invoiced on completion in 2005 (€7,000).

The Board of Auditors was asked to provide an opinion solely with regard to the assignment described in item 4 above, and gave its favourable opinion.
No appointments were made of entities operating in Italy having a continuing relationship with the auditing firm. In respect of appointments of related firms operating outside Italy, we report

the appointment of KPMG d.o.o. Beograd in relation to due diligence on banking acquisition targets in Serbia (fee €30,000 net of expenses and VAT); the Board of Auditors was not asked to provide a prior opinion on this appointment.

°°°

During the year the Board of Auditors issued the opinions prescribed by the Italian Civil Code, art. 2389 regarding the remuneration of Directors holding specific appointments.

°°°

Pursuant to the instructions governing market operations issued by Borsa Italiana, you are provided with an annual report on the Company's corporate governance and compliance with self-regulatory controls.

°°°

The External Auditors have given a favourable opinion on the Company and Consolidated Annual Report and Accounts. The Board of Auditors noted that the Accounts comply with current regulations and that the information provided by the Directors in their Reports is complete and correct, as well as being consistent with the Accounts. The Board of Auditors is of the opinion that the appropriation of net profit for the year is in accordance with current legislation and with the Articles of Association.

1 April 2005

STATUTORY AUDITORS

GIAN LUIGI FRANCARDO (Chairman)
GIORGIO LOLI
ALDO MILANESE
VINCENZO NICASTRO
ROBERTO TIMO



KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono 02 6763.1
Telefax 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredito Italiano S.p.A.

1 We have audited the financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The responsibility for the audit of the financial statements of certain subsidiaries, representing approximately 1% of total assets, rests with other auditors.

Reference should be made to the report of other auditors dated 5 April 2004 for their opinion on the prior year figures which are attached to the financial statements at 31 December 2004.



3 In our opinion, the financial statements of UniCredito Italiano S.p.A. as at and for the year ended 31 December 2004 comply with the Italian regulations governing their preparation; therefore they are clearly stated and give a true and fair view of the financial position and results of the company.

Milan, 5 April 2005

KPMG S.p.A.

(Signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Annual General Meeting

The Shareholders of UniCredito Italiano in the Annual General Meeting, held on 2 May 2005, having regard to the Directors' and Statutory Auditors' Reports for the year ended 31 December 2004, approved the Accounts for the year ended 31 December 2004, and approved the allocation of net profit as recommended by the Board of Directors.

The declared dividend amounting to:
- € 0.205 for ordinary shares
- € 0.220 for savings shares
is payable as of 26 May 2005, the share going ex-dividend on 23 May 2005, through intermediaries that are members of the Monte Titoli centralised management system.

The Shareholders also resolved:

- to appoint the following as members of the Board of Directors for the years 2005-2007, the appointment to expire on the approval of the 2007 Accounts:
  Franco Bellei, Roberto Bertazzoni, Vincenzo Calandra Buonaura, Mario Cattaneo, Philippe Citerne, Ambrogio Dalla Rovere, Giovanni Desiderio, Giancarlo Garino, Francesco Giacomin, Piero Gnudi, Gianfranco Gutty, Luigi Maramotti, Gianfranco Negri-Clementi, Fabrizio Palenzona, Carlo Pesenti, Alessandro Profumo, Carlo Salvatori, Giovanni Vaccarino, Paolo Vagnone, and Anthony Wyand.

- to set annual remuneration for the Board of Directors and Executive Committee, for each year of appointment, pursuant to article 26 of the Articles of Association, as follows:
  - Board of Directors Đ1,340,000
  - Executive Committee Đ580,000.

- to set the attendance fee for each meeting of the Board of Directors, the Executive Committee and the other Committees at €350.

- to authorise UniCredito Italiano's membership of the Global Development Group, a European economic interest group, in accordance with art. 2361, para. 2 of the Italian Civil Code.

- to accept as a charge on the Company the remuneration due to the representative of the holders of saving shares.

The Board of Directors met on the same day and elected Carlo Salvatori as Chairman and Alessandro Profumo as Managing Director/CEO.

NOTES ON CALCULATION METHODS AND GLOSSARY

Accounts

The company accounts and the consolidated accounts consist of the balance sheet, the profit and loss account and notes to the accounts. These are accompanied by the Directors' Report on operations both for the parent company and for all the companies included in the consolidation.

BALANCE SHEET
Statement of the assets, liabilities and shareholders' equity of the company or the Group at a given time.

PROFIT AND LOSS ACCOUNT
Statement which records the profits and losses of the company or the Group for the period in question.

NOTES TO THE ACCOUNTS
The notes to the accounts include information deemed necessary in order to provide a true and fair picture of the company or that of the Group, in addition to presenting all information required by law, and is made up of four parts:
- Part A - Accounting Principles
- Part B - Notes to the Balance Sheet
- Part C - Notes to the Profit and Loss Account
- Part D - Other Information

REPORT ON OPERATIONS
The accounts are to be accompanied by a Directors' Report on the situation of the company (or the Group), on overall operations and on the various sectors in which it has operated, particularly with regard to costs, income and investments.

Group Chart

The group chart shows the companies included in the scope of consolidation broken down by major business sectors and method of consolidation (line-by-line, proportional or net equity methods).

LINE-BY-LINE CONSOLIDATION
Full consolidation includes the parent company, companies operating under unified management, subsidiaries providing credit or financial services or, exclusively or primarily, instrumental activities. The data of companies consolidated by this method are aggregated for each item of the balance sheet and of the profit and loss account and, after the minority portions have been attributed their respective shares of assets and net profit, the shareholding in each one of these companies is eliminated as a balancing entry of the group share in their shareholders' equity. For further details, including information on how any positive or negative consolidation differences are dealt with, see the Notes to the Accounts under Accounting Policies and Principles of Consolidation.

PROPORTIONAL CONSOLIDATION

Companies owned jointly with other entities are consolidated proportionally. The method is similar to the line-by-line consolidation method, except that balance sheet and profit and loss account figures are considered in aggregate in proportion to the percentage of ownership.

NET EQUITY CONSOLIDATION

The other equity investments on which the group has a significant influence (shareholding of over 20%) and controlled companies which are not fully consolidated, are valued according to the net equity method. While we again refer you to the Section on accounting policies and principles of consolidation for further details, we should point out that the change in the value of the shareholding a subsidiary or affiliate is due either to this company's results for the period, recorded under "Income (loss) from equity investments valued at net equity" of the profit and loss account, or to an increase (decrease) in shareholders' equity, which is shown by a variation in the other reserves.

Reclassified and restated Balance Sheet and Profit and Loss Account

RECLASSIFIED BALANCE SHEET

Summary balance sheet obtained by aggregating the analytical data shown in the tables required by law into uniform categories. The following are shown with the most significant detail: loans, securities, fixed assets and other asset items on one side; amounts due, reserves, other liabilities and shareholders' equity on the other.

RECLASSIFIED PROFIT AND LOSS ACCOUNT

Profit and loss account laid out in such a way as to allow the various sub-totals to be shown, in order to analyse operating results (difference between total revenues and operating expenses) and net profit (taking into account provisions and net value adjustments, extraordinary items and taxes). In the consolidated profit and loss account, the net profit is also split between minority profit and Group profit based on the profit earned by the individual companies (which may be adjusted in the consolidation process) and of the shares owned in these companies, either directly or indirectly (in the latter case weighted according to the interest in the companies included in the control chain).

RESTATED BALANCE SHEET AND PROFIT AND LOSS ACCOUNT

In the event that changes have taken place compared to previous periods (e.g. in the Group or in some of the balance sheet items) which significantly influence the comparison, the balance sheet and profit and loss account of previous periods are restated where possible in order to provide continuity and uniform comparisons (Decree-Law 87/92 art. 6, par. 2). In the most frequent case of changes in the Group composition, the following method has been adopted:

- for companies which have entered full consolidation during the fiscal year, the book values of previous periods have been aggregated, and both the shareholders' equity and the profit for these periods have been attributed to minorities (except for any shareholding which may have already been held, if the company had been consolidated using the net equity method);

- for companies which have left full consolidation, a valuation of the shareholding for the previous periods has been carried out based on the net equity method.

This method allows both the profit and the shareholders' equity pertaining to the Group to remain unchanged during the restated periods.

PROFIT AND LOSS ACCOUNT (QUARTERLY CHANGES)

For those companies that prepare accounts in foreign currencies (the main foreign subsidiaries) consolidated quarterly profit and loss accounts, which are calculated as the difference between successive profit and loss accounts, are affected by exchange rate fluctuations at the various accounting dates

PROFIT AND LOSS ACCOUNT AT CONSTANT EXCHANGE RATES

In order to remove the effect of exchange rate variations between the euro and the currencies in which the accounts of the main foreign subsidiaries are prepared, comparisons of the performance of the profit and loss account are also made at constant exchange rates. The method used consists of restating the successive profit and loss accounts of previous periods using the current exchange rates. The successive profit and loss accounts at constant exchange rates are also used to calculate the profit and loss accounts for each quarter.

Results by Division

DIVISIONS

Divisional results as given in the Consolidated Annual Report refer to the organisational structure as at 1 January 2004. The Global Banking Services Division (GBS) was formed on 22 July 2004 and includes the main ancillary companies - UniCredit Produzioni Accentrate, UniCredit Sistemi Informativi, Quercia Software, UniCredit Real Estate and Cordusio Immobiliare - as well as UniCredit Gestione Crediti and Uniriscossioni. GBS companies' profit and balance-sheet figures have been temporarily left within their original (pre-GBS) Divisions, to ensure that there is continuity in the reporting of 2004 results. UniCredit Gestione Crediti and Uniriscossioni remained in the Corporate Division, while the remaining companies of those listed continued to be grouped with the Parent Company (corporate centre).

DIVISIONAL PROFIT AND LOSS ACCOUNTS

Divisional Profit and loss accounts are formed by combining the profit and loss accounts of the companies included in the Division after making adjustments attributable to such companies and excluding writedowns of positive consolidation differences. Any goodwill amortisation applied directly by the companies was also reclassified among other adjustments. For the Parent Company and other companies, other net income (made up primarily of reimbursed expenses related to other Group companies) was subtracted from operating expenses.

DIVISIONAL BALANCE SHEET AGGREGATES

Divisional balance sheets, with details of the most significant items, are obtained by aggregating the companies included within the Division without adjustments on consolidation into account.

Glossary of Some of the Terms Used in the Report and Accounts

ABS Asset-backed Security. Financial instrument arising out of securitisation of present and/ or future loan assets and other assets whose exclusive purpose is to satisfy rights incorporated in the ABS and, if necessary, cover the cost of the securitisation.

Acronyms of companies or associations
ABI: Associazione Bancaria Italiana (Italian Banking Association)
CONSOB: Commissione Nazionale per le Società e la Borsa (Italian Securities and Exchange Commission)
ECB: European Central Bank
UBI: UniCredit Banca d'Impresa (Corporate banking in Italy)
UBM: UniCredit Banca Mobiliare (Investment banking)
UGC: UniCredit Gestione Crediti (formerly Mediovenezie)
UPA: UniCredit Produzioni Accentrate
USI: UniCredit Servizi Informativi

Acquisition Finance Financing for company acquisition transactions. The most widespread form of acquisition finance is the leveraged buy-out (see Leveraged Finance).

Affluent High-income clients.

Arranger (arrangement) Co-ordinator (co-ordination) of the organisational aspects of a complex financing (e.g. acquisition finance or corporate finance).

Asset gathering Acquisition of savings to be invested/managed.

Asset management Management of third party financial investments.

Bancassurance An expression describing the offer of insurance products through bank branches.

Basel Committee Banking supervision committee set up in 1975 by the Central Bank Governors of the Group of Ten (Belgium, Canada, France, Germany, Japan, Italy, Luxembourg, The Netherlands, United Kingdom, Sweden, Switzerland and United States). The Committee normally meets at the Bank for International Settlements in Basel.

Book runner (Joint book runner) The entity which sets up the underwriting syndicate for a bond issue.

Broker Intermediary whose role is to put two counterparties in contact.

Call centre Telephone service available to customers to perform banking transactions (home-banking) or ask for information (help-desk). Also used for support activities (customer care) and marketing (telemarketing).

Capital for regulatory purposes Bank capital which is valid for the purposes of regulatory provisions, consisting of the total amount of "Tier 1 capital" and "Tier 2 capital", minus, according to specific and detailed methods, equity investments and other interests owned in credit and/or financial institutions.

Capital ratio Ratio which expresses the degree to which shareholders' equity covers the risk assets held by the bank.

Corporate Customer segment comprising medium to large companies.

Corporate banking Financial services aimed at the corporate segment.

Cost/income ratio Indicator used to analyse operational efficiency, obtained by dividing total operating expenses by total revenues.

Country risk Set of economic, financial and political factors which may make it difficult for debts to be repaid by borrowers resident in a country, regardless of their individual solvency.

Covered warrant Derivative financial instrument consisting of a "warrant" which gives subscribers the right to purchase (call CW) or sell (put CW) a specific financial or real asset (underlying) by a specific deadline (American CW) or on a specific date (European CW) in a pre-established quantity (nominal or multiple value) for a pre-established price (strike price).

Credit scoring Encoded procedures (automatic or semi-automatic) for assessing credit risk.

Cross-selling Activity aimed at increasing customer loyalty by selling integrated products and services.

Default Identifies a situation in which a party has stated that it cannot honour its debts and/or pay corresponding interest.

Derivatives (products/instruments) A financial instrument defined as a derivative because its cost/performance profile is derived from the cost/performance parameters of other principal instruments known as underlying assets, which may be commodities, currencies, interest rates, securities, or share indices.
In other words, the value of a derivative is a contractually pre-established function of the value of a specific real or financial asset (underlying asset), the price of which (spot price) is formed in the respective market. Their intention is generally to modify the exposure of the contractual parties to market risks. They include futures, options, swaps and forward contracts.

Desk Usually identifies an operational unit in which a specific activity is concentrated.

Doubtful loans Loans granted to customers who are in a clearly difficult situation which may however be overcome within a reasonable period of time.

Exchangeable bond Bond which offers the holder the opportunity of converting it into shares in a company other than the issuer.

Equity derivatives Derivative products with values linked to equity securities or share indices.

Equity-linked bonds Bonds whose performance depends on that of the parameter to which they are linked. The index parameter can be a stock exchange index, a basket of stock exchange indexes, a share, a basket of shares or an investment fund.

Factoring Contract to transfer accounts receivable to banks or specialised companies either with recourse (with credit risk borne by the assignor) or without recourse (with credit risk borne by the assignee) for management and collection purposes, which may be associated with financing granted to the customer.

Fixed-floater bonds Bonds characterised by fixed-rate coupons for the first "n" periods and by variable rate coupons for the remaining "t minus n" periods.

FRA (Forward Rate Agreement) Contract by which parties agree to receive (pay) on maturity the difference between the amount calculated by applying a predetermined interest rate to the amount of the transaction and the amount obtained on the basis of a reference rate chosen by the parties.

Funding Provision of the funds required to finance company activity or specific financial transactions.

Futures Standardised contracts with which the parties undertake to exchange currencies, securities or goods at a predefined price and on a future date. These contracts are negotiated in regulated markets where their performance is guaranteed.

Global (Joint global) Co-ordinator Company acting (together with others) as a general co-ordinator in a security issue/placement.

Guarantees given and Letters of Credit Transactions by means of which a bank or financial company undertakes to assume or guarantee an undertaking given by one of its customers to a third party.

Goodwill Identifies the amount paid to acquire a shareholding equal to the difference between the cost and the corresponding share of shareholders' equity for the part which is not attributable to elements making up the assets of the acquired company.

Hedge fund Investment fund of a speculative nature, distinguished by the small number of participants and the high minimum investment required, with ample freedom in terms of objectives, investment instruments and positions taken.

High Net Worth Individuals Segment comprising the most affluent private clients.

Home banking Telephone or Internet connection to manage a bank account and/or check its situation.

Index-linked Life policies with performance linked to reference indexes, normally drawn from the financial markets.

Indirect deposits Credit instruments and other securities not issued by the custodian bank, received by the latter in custody, administration or in relation to asset management activities. Since they are not direct obligations of the bank they are not shown on the balance sheet.

Institutional investors These include insurance companies, pension funds, trust funds and private asset management services.

Interest rate derivatives Derivative products, the value of which is linked to bonds or interest rates.

Interest-rate risk Economic and financial risk to which a credit institution is exposed in relation to fluctuations in interest rates, measurable in terms of potential variations in future interest margins or in the present value of net capital (i.e. the difference between the present value of interest-bearing assets and liabilities).

Investment banking Segment of banking involved in the subscription and placement of newly issued securities, as well as trading of financial instruments.

IPO (Initial Public Offering) Transaction by which shares in a company which intends to be listed in a regulated market are offered to the public.

Lead (co-lead) manager The leading bank in a loan syndicate, which negotiates with the debtor, selects the co-lead managers and other members of the guarantee syndicate in agreement with the issuer. It is also responsible for forming the sales team and establishing the mechanics of the transaction, managing its execution, often also undertaking to place the largest share on the market; it also keeps the accounts. In exchange for performing these functions, in addition to a reimbursement of expenses and normal commissions, it receives a special commission.

Leasing Contract by which one party (lessor) grants the other (lessee) use of property purchased or built by the lessor, according to the lessee's choices and instructions, for a certain period of time, allowing the lessee to purchase the property according to pre-established conditions at the end of the leasing contract.

Leveraged finance Also known as "acquisition finance". It covers all the transactions involved in transferring the ownership and control of a company on the basis of an organisational and financial formula which creates a debt for the company being transferred (leveraged buy-out).

Liability Management Financial management of the debt structure of a company.

Lower Tier 2 Subordinated liabilities which are eligible for inclusion in additional capital or Tier 2.

Mark-down Negative difference compared to a reference index, normally an interbank rate, applied to the interest rate on customer deposits.

Mark-up Positive difference compared to a reference index, normally an interbank rate, applied to the interest rate on loans to customers.

Market effect Effect of a change in the share prices and exchange rates on aggregates calculated at market values (e.g. indirect deposits).

Market-making Business carried on by specialised intermediaries who undertake to provide continuous bid and offer prices relating to one or more investment assets and to satisfy other players' offers to buy or sell in pre-established minimum amounts.

Market indices
MIB: general index of the Milan Stock Exchange

S&P 500: Standard & Poor's index of the New York Stock Exchange calculated on the 500 most highly capitalised securities

MSCI Europe: Index calculated by Morgan Stanley and Capital International representing the performance of European Stock Exchanges.

Market risk Risk of incurring value fluctuations of balance sheet or off-balance-sheet items connected with changes in market prices/ factors, including interest rates, exchange rates and share prices.

Mass market Households and individuals.

M&A (Mergers and Acquisitions) Company acquisition and reorganisation activity and the related advisory service.

MTS (Italian government bonds automated market) Automated circuit for trading Government Bonds in the secondary market, set up by a decree issued by the Italian Ministry of the Treasury on 8/2/1988.

Non-performing loan Loan to insolvent entities (even if this has not been confirmed by a court of law) or in substantially similar situations.

OPA (Italy) Public offering or take-over bid (or tender offer): method by which a person approaches all the holders of shares in a specific company, offering to buy the shares or bonds they own within a specific period of time and for a price, paid in cash, which normally remains fixed for as long as the offer remains open. The offer is subject to acceptance by a number of shareholders representing a pre-established percentage of the capital stock, otherwise it becomes automatically null and void.

OPAS (Italy) Tender and share exchange offer.

OPS (Italy) Share exchange offer: This is a public purchase offer in which the price is not paid in cash but by transferring other securities (e.g. ordinary shares in the company promoting the PPO).

Options These represent a right, not a commitment, to purchase (call option) or to sell (put option) a financial instrument at a pre-established price or on a fixed date in the future.

Origination Activity involving the subscription and placement of debt securities (debt underwriting) or equities (equity underwriting). This includes contact with the potential client, obtaining a mandate, management and coordination of the security subscription and placement stages.

OTC (over the counter) Transactions carried out directly between the parties, without using a regulated market.

Package accounts Fixed fee current accounts which offer services in addition to basic banking services.

Performing loan Loan, etc. to a customer who is deemed to be solvent and therefore able to make repayments as scheduled.

Preference Convertible Bonds A hybrid form of capitalisation: subordinated bond convertible into ordinary shares. This bond only entitles the Holder to receive a fixed coupon if the issuing company distributes dividends.

Preference shares Shares with compensation linked to market rates with particularly stringent forms of subordination, e.g. the failure to recover interest not paid by the issuer in subsequent financial years and sharing in the losses of the issuer itself should they lead to a significant reduction in capital. Regulatory rules establish the conditions on the basis of which preference shares can be counted as part of the Tier 1 Capital of banks and banking groups.

Price/Book value Indicator which compares the price per share to the net asset value per share.

Price/Earnings Ratio of the price per share to the net profit per share.

Primary market Securities market in which newly issued shares and bonds are exchanged between issuer and first investor.

Private Banking Financial services targeted at private "high end" customers for the overall management of their financial needs.

Rating Assessment of the degree of risk that a specific debtor, company or public body will default. This assessment takes the form of a concise judgement expressed by a conventional value which reflects the debtor's creditworthiness.

Restructured loan Situation in which the bank has agreed upon an extension of the repayment deadline with the debtor, renegotiating the exposure at lower interest rates than market rates.

Retail Customer segment which mainly includes individuals, professionals, tradespeople and craftsmen.

Retail banking Financial services aimed at the retail segment.

Revolving Credit A form of financing in which the bank makes funds available to the customer up to a maximum amount. The customer can use the funds as required within a specific period of time.

ROA (return on assets) Investment yield in percentage terms. Ratio of net profit to total assets.

ROE (Return on equity) Profitability ratio that measures the ratio of net profits for the fiscal year to shareholders' equity (for the latter, the figure for the end of the period is considered, excluding net profit for the fiscal year).

Secondary market Securities markets in which securities previously placed in the primary market are traded among investors.

Security Agreement Document issued by the debtor to the creditor, which gives the latter a right of pre-emption over specific property. This right ceases once the debtor has paid all monies owed to the creditor, as established in the loan agreement.

Securitisation Transfer of loans or other non-negotiable financial assets to a specialised company whose exclusive purpose is to perform these transactions and which converts these credits or assets into securities which can be traded in a secondary market.

Senior Underwriter Main underwriter who deals directly with the issuer. It normally subscribes to the whole issue, arranging for redistribution to secondary underwriters.

Servicing In the context of a securitisation transaction, the collection of money for loans sold and management of recovery procedures. The company appointed to perform this activity is known as the "Servicer".

Short-term loans (Italy) Transactions maturing within a maximum period of eighteen months.

Sole agent Manager of the financial flows of the transaction (disbursement of financing, payment of interest, etc).

STAR (Segmento Titoli ad Alti Requisiti) Segment of the stock exchange dedicated to mid-capitalisation companies which have specific requirements in terms of distribution to the public, governance, and investor information mechanisms.

Step-up bonds Fixed-rate bonds with coupons that grow over time.

Step-up issues Issue of fixed rate bonds with coupon amounts growing over time.

Stock options Company share purchase options, issued under specific capital increases and giving the right to purchase the shares within a set term and for a fixed price. They are used as a form of supplemental compensation to provide incentives and obtain the loyalty of individual employees, specific categories or all employees.

Strike price The price at which the securities in an option contract are sold or purchased on the established date. The price is set when the contract is drawn up.

Structured bonds Bonds whose interest and/or redemption value depend on a real-value parameter (linked to the price of a basket of goods or services), currency parameter (linked to exchange rates), monetary parameter (e.g. ABI prime rate) or financial parameter (e.g. performance of securities issued by banks).

Structuring and arranging Co-ordination and structuring of a complex financial transaction.

Swaps (interest rate and currency swaps) Transactions involving the exchange of financial flows between two counterparties according to specific contractual stipulations. In interest rate swaps, the parties exchange interest payment flows calculated on a notional reference capital on the basis of various different criteria (e.g. one party pays a fixed rate and the other a variable rate). A specific case is that of basis swaps for which both rates to which payments are tied are variable but based on different base rates. In currency swaps, the parties exchange specific amounts of two different currencies, repaying them over time according to pre-established terms relating both to capital and interest.

Syndication Co-operation aimed at carrying out a shared project, such as new share issues and financing of major projects.

Take-over Acquiring control of a company.

Technical reserves Provisions made by insurance companies to cover debts and commitments towards their insurance policy holders.

Tier 1 capital This consists of paid-up capital, reserves and the fund for general banking risks, net of own shares, intangible fixed assets, losses recorded during previous financial years and/or the current one.

Tier 2 capital This consists of revaluation reserves, hybrid capital instruments, subordinated liabilities and other positive elements, minus any net losses on securities and other negative items.

Type (of loan facility or deposit) Pre-established contractual basis for a specific deposit or loan facility.

Unit-linked Life insurance policies with performance linked to the value of investment funds.

Unsecured loan (It. "chirografario") Loan not secured by a mortgage or other charge over real assets.

Upper tier 2 Hybrid capital instruments (e.g. perpetual loans) which constitute the highest level of Tier 2 capital.

VaR (Value-at-Risk) Method used to measure market risk, based on probabilities, quantifying risk on the basis of the maximum loss which may be expected with a certain degree of probability, based on historical variations in the price of an individual position or an entire portfolio and with reference to a specific time period.

Write-back Recovery of value of asset items written down in previous financial years.

Writedown Reduction in value or depreciation/ amortisation of elements in the asset section of the balance sheet.

Graphic Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Stampa: CentroStampa 73 S.n.c. - Castelseprio (VA)
April 2005



Volume stampato su carta ecologico-riciclata certificata.




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